Form 20-F
period 2021-12-31
Alpha Tau Medical Ltd.
filed 2022-03-28
CIK 1871321

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:  001-41316

Alpha Tau Medical Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

Kiryat HaMada St. 5

Jerusalem 9777605, Israel

(Address of principal executive offices)

Uzi Sofer

Chief Executive Officer

E-mail: IR@alphatau.com

Telephone: +972 (3) 577-4115

Alpha Tau Medical Ltd.

Kiryat HaMada St. 5

Jerusalem 9777605, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	DRTS	Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	DRTSW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2021, the registrant had outstanding 40,528,913 ordinary shares, no par value and 13,739,186 preferred shares, no par value. As of March 21, 2022, the registrant had 66,529,265 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “Alpha Tau Medical Ltd.,” “Alpha Tau,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Alpha Tau Medical Ltd. and its subsidiaries.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the merger agreement, dated as of July 7, 2021 (the “Merger Agreement”), by and among Healthcare Capital Corp., a Delaware corporation (“HCCC”), Alpha Tau and Archery Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Alpha Tau (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into HCCC, with HCCC surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on March 7, 2022, HCCC became a wholly owned subsidiary of Alpha Tau.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019, references to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, and references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021.

Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the regions in which we operate, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts, which we believe to be reliable based upon our management’s knowledge of the industry. We assume liability for the accuracy and completeness of such information to the extent included in this Annual Report. Such assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” in this Annual Report.

Certain monetary amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Certain other amounts that appear in this Annual Report may not sum due to rounding. Revenue shown throughout this Annual Report is revenue from continuing operations, unless otherwise stated.

Unless otherwise noted, in this Annual Report we cite a source the first time a statement relying upon that source is made, and do not include citations subsequently when that statement is repeated.

Trademarks

This Annual Report contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Alpha Tau has incurred significant losses since inception, and expects to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;
●	Even though the Business Combination has been consummated, Alpha Tau will need substantial additional funding, and if Alpha Tau is unable to raise capital when needed, Alpha Tau could be forced to delay, reduce or terminate the development of its Alpha DaRT technology or other product discovery and development programs or commercialization efforts;
●	Alpha Tau’s limited operating history may make it difficult for you to evaluate the success of Alpha Tau’s business to date and to assess its future viability;
●	Alpha Tau’s approach to the development of its proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for Alpha Tau;
●	The commercial success of Alpha Tau’s Alpha DaRT technology, if authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;
●	The ongoing COVID-19 pandemic could continue to adversely impact Alpha Tau’s business, including its clinical trials, supply chain and business development activities;
●	The market opportunities for Alpha Tau’s Alpha DaRT technology may be smaller than it anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If Alpha Tau encounter difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected;
●	Alpha Tau currently has no marketing and sales organization and has no experience in marketing products. If Alpha Tau is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its Alpha DaRT technology, if approved or certified for commercial sale, Alpha Tau may not be able to generate product revenue;
●	Alpha Tau currently conducts and in the future intends to continue conducting pre-clinical studies, clinical trials for its Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities or notified bodies may not accept data from such trials;
●	Alpha Tau’s Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;
●	Alpha Tau may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for its Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on Alpha Tau’s business;

ii

●	If Alpha Tau does not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates it develops, Alpha Tau will be unable to market and sell such product candidates outside of the United States;
●	If in the future Alpha DaRT is approved or certified for commercial sale but Alpha Tau is unable to obtain adequate reimbursement or insurance coverage from third-party payors, it may not be able to generate significant revenue;
●	Alpha Tau may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;
●	If Alpha Tau is unable to obtain and maintain patent or other intellectual property protection for its Alpha DaRT technology and for any other products or product candidates that Alpha Tau develops, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and Alpha Tau’s ability to commercialize any product candidates that it may develop, and its technology may be adversely affected; and
●	Alpha Tau will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information—Risk Factors” and elsewhere in this Annual Report.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

iii

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved.]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements” on page ii of this Annual Report. Such risks include, but are not limited to:

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described below. This summary should be read in conjunction with the other information discussed in this Item 3.D, and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” and elsewhere in this Annual Report for a more thorough description of these and other risks. Such risks include, but are not limited to:

●	We have incurred significant losses since inception and have not generated any revenue to date.
●	We expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;
●	We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of our Alpha DaRT technology or other product discovery and development programs or commercialization efforts;
●	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess its future viability;

●	Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;
●	The commercial success of our Alpha DaRT technology, if authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;
●	The ongoing COVID-19 pandemic could continue to adversely impact our business, including its clinical trials, supply chain and business development activities;
●	The market opportunities for our Alpha DaRT technology may be smaller than it anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in its clinical trials, our clinical development activities could be delayed or otherwise adversely affected;
●	We currently have no commercial marketing and sales organization and has no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved for commercial sale, we may not be able to generate product revenue;
●	We currently conduct and in the future intend to continue conducting pre-clinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities or notified bodies may not accept data from such trials;
●	Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;
●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business;
●	If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates we develop, we will be unable to market and sell such product candidates outside of the United States;
●	If in the future Alpha DaRT is approved or certified for commercial sale, but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue;
●	We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;
●	If we are unable to obtain and maintain patent or other intellectual property protection for our Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to our products and technology, and our ability to commercialize any product candidates that we may develop, and our technology may be adversely affected; and
●	We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

Risks Related to Our Business and the Alpha DaRT Technology

Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

Our future success depends on the successful development of our Alpha DaRT technology, which is designed to treat solid tumors through alpha-irradiation by intratumoral insertion of radium-224 impregnated sources, representing what we believe to be a novel approach to local radiotherapy. Alpha-emitting isotope oncology therapy is relatively new, and only one alpha-emitting isotope therapy has been approved in the United States or the European Union, or EU and only a limited number of clinical trials of products based on alpha-emitting isotope therapies have commenced. In addition, the majority of the clinical trials evaluating alpha-emitting isotope oncology therapy have focused on systemic delivery of drugs like radiopharmaceuticals (including Xofigo or certain antibody-radionuclide conjugates), while our Alpha DaRT technology is designed to be a local therapy. As such, it is difficult to accurately predict the developmental challenges we may incur for our Alpha DaRT technology as it proceeds through preclinical studies and clinical trials. In addition, beyond the limited universe of patients treated with Xofigo, the sole alpha-emitting isotope therapy approved in the United States or the EU, as well as other uses of alpha-emitting isotope therapy outside of oncology, such as in the use in treating ankylosing spondylitis, assessments of the long-term safety of targeted alpha-emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with our Alpha DaRT technology or any future products or product candidates we develop that we cannot predict at this time. It is difficult for us to predict the time and cost of the regulatory development of our Alpha DaRT technology, and we cannot predict whether the application of our technology, or any similar or competitive technologies, will result in the identification, development, and marketing authorization or certification of any products. There can be no assurance that any development problems we experience in the future related to our technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved at all. Any of these factors may prevent us from completing our preclinical studies and clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all. In addition, the success of our Alpha DaRT technology will depend on several factors, including the following:

●	establishing manufacturing capabilities and infrastructure to produce and distribute adequate supply of Alpha DaRT sources in compliance with applicable regulations governing the transport of radiological materials;
●	generating meaningful clinical data to support widespread clinical adoption and reimbursement for the Alpha DaRT technology;
●	educating medical personnel regarding the potential benefits and correct use of our Alpha DaRT technology;
●	ensuring appropriate methods of handling and logistics of our products and appropriate capabilities at clinical use points;
●	facilitating patient access to the facilities able to administer our Alpha DaRT technology, if authorized for sale or certified;
●	establishing sales and marketing capabilities upon obtaining any marketing authorization in the United States and similar authorization or certification in other target jurisdictions to gain market acceptance of a novel therapy; and
●	sourcing clinical and, if successfully authorized or certified for commercial sale, commercial supplies for the materials used to manufacture our Alpha DaRT technology, and especially our Alpha DaRT sources.

The commercial success of our Alpha DaRT technology, if authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community.

Adverse events in clinical trials of our Alpha DaRT technology or in clinical trials of others developing similar products and the resulting negative publicity, as well as any other adverse events in the field of radiation therapies or radiopharmaceuticals that may occur in the future, could result in a decrease in demand for our Alpha DaRT technology or any future products or any product candidates that we may develop that rely on radiation therapy. If public perception is influenced by claims that radiation therapies or radiopharmaceuticals or specific therapies within radiation therapies or radiopharmaceuticals are unsafe or if alternative therapies for cancer treatment are developed and proven to be more successful or provide an actual or perceived, preferred course of treatment for cancer(s), our Alpha DaRT technology or any future products or any product candidates we may develop may not be accepted by the general public or the medical community.

In particular, the future commercial success of our Alpha DaRT technology or any future products or any product candidates we may develop, as applicable, depends and will depend upon, among other things, these products and product candidates gaining and maintaining acceptance by physicians, patients, third-party payors and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. If any of our products or product candidates do not achieve and maintain an adequate level of acceptance, we may not generate material sales of that product or product candidate or be able to successfully commercialize it. The degree of market acceptance of our products and product candidates, if authorized for sale or certified, will depend on a number of factors, including:

●	our ability to provide acceptable evidence of safety and efficacy;
●	the prevalence and severity of any side effects;
●	publicity concerning our products and product candidates or competing products and treatments;
●	availability, relative cost and relative efficacy of alternative and competing treatments;
●	the ability to offer our products for sale at competitive prices;
●	the relative convenience and ease of administration of our products and product candidates;
●	the willingness of the target patient population to try new products and product candidates and of physicians to prescribe these products and product candidates;
●	the strength of marketing and distribution support; and
●	the sufficiency of coverage or reimbursement by third parties.

If our Alpha DaRT technology or any of our other future products or product candidates, if authorized or certified, do not become widely accepted by potential customers, physicians, patients, third-party payors and other members of the medical community, such a lack of acceptance could have a material adverse effect on our business, financial condition and results of operations.

We are exploring development of our Alpha DaRT technology in combination with other therapies, which exposes us to additional risks.

We are conducting a combination trial evaluating our Alpha DaRT technology in combination with pembrolizumab for the treatment of locally advanced or metastatic head and neck squamous cell carcinoma, and in the future we may explore conduct additional combination trials with one or more currently approved or experimental cancer therapies for this or other indications. Even if our Alpha DaRT technology receives marketing authorization or obtains certification for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar foreign regulatory authorities could revoke marketing authorization of the therapy used in combination with our Alpha DaRT technology or that safety, efficacy, manufacturing or supply issues could arise with these other therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our products or product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate our Alpha DaRT technology in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell our product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing authorization.

If the FDA or similar foreign regulatory authorities do not approve these other drugs or revoke their marketing authorization, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with our product candidate, we may be unable to obtain marketing authorization or certification of or market our product candidate.

The ongoing COVID-19 pandemic could continue to adversely impact our business, including our clinical trials, supply chain and business development activities.

In connection with the ongoing COVID-19 pandemic, governments have implemented significant measures, including closures of businesses, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus.

Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. In response to these public health directives and orders, we have implemented certain travel restrictions and work-from-home policies for our employees, and as a result we have experienced limitations on employee resources. The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 may negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities, may cause disruptions to our supply chain, to the administrative functions of clinical trial sites and/or to the operations of our other partners, and as a result may impair our ability to execute our programs and/or business development strategy. In the event that government authorities were to enhance current restrictions, our employees who currently are not telecommuting may no longer be able to access our facilities, including our laboratories and our operations may be further limited or curtailed.

Our clinical trials have been, and may in the future be, affected by the ongoing COVID-19 pandemic. In particular, certain of our clinical trial sites, most notably Memorial Sloan Kettering Cancer Center in New York, and Centre hospitalier de l’Université de Montréal in Montreal, have both seen significantly decreased clinical trial recruitment in general due to the devastating local impact of COVID-19, and therefore have not yet recruited any patients into our clinical trials in these cities. However, in July 2021, the first participant in our U.S. pilot trial for skin cancer was treated with Alpha DaRT at University Cancer Center in Houston, Texas, and we completed recruitment of this trial in October 2021. We may experience other disruptions due to the ongoing COVID-19 pandemic that could severely impact our business, preclinical studies and clinical trials, including:

●	delays or difficulties in enrolling and maintaining patients in our clinical trials;
●	delays or difficulties in shipping and delivering in a timely manner supplies, samples or products required for our clinical trials due to the impact of the ongoing COVID-19 pandemic on the United States Postal Service, FedEx, United Parcel Service and/or other commercial shipping organizations;
●	delays or difficulties in clinical site initiation, including difficulties completing any required contracts, successfully completing institutional review board, or IRB, or other reviewing body reviews in a timely manner, or in recruiting clinical site investigators and clinical site staff;
●	disruptions in our supply chain that result in shortages of materials to conduct our laboratory experiments and/or clinical trials;
●	changes in local regulations as part of a response to the ongoing COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or cause us to discontinue such clinical trials altogether;
●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, which may also increase the cost of the limited available remaining resources available for use in our clinical trials;
●	difficulties in recruiting and retaining principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19;
●	interruption of key clinical trial activities, such as clinical trial site monitoring, manufacturing and equipment maintenance due to limitations on travel or access imposed or recommended by federal, state or foreign governments, hospitals, employers and others, or interruption of clinical trial subject visits and study procedures;
●	interruption or delays in the operations of the FDA or other regulatory authorities or bodies, which may impact review timelines;
●	risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could result in serious adverse events, potentially including patient deaths, and impact the results of the clinical trial, including by increasing the number of observed adverse events; and
●	refusal of the FDA or similar foreign authorities or bodies to accept data from clinical trials in affected geographies.

These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the ongoing COVID-19 pandemic may be difficult to assess or predict, there have recently been, and could in the future be, significant disruptions of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other medical device and other biopharmaceutical companies have been highly volatile as a result of the ongoing COVID-19 pandemic. As a result, we may face difficulties raising capital or such capital raises may be on unfavorable terms.

COVID-19 and actions taken to reduce its spread continue to rapidly evolve. The extent to which COVID-19 may impede the development of our product Alpha DaRT technology or any future products or product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the ongoing COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our clinical trials and our financing needs.

The market opportunities for our Alpha DaRT technology may be smaller than we anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of cancers that may be addressable by our Alpha DaRT technology or any future products or product candidates we develop, which is derived from a variety of sources, including scientific literature, publications by medical societies and non-profit organizations, and surveys of clinics. Our projections may prove to be incorrect and the number of potential patients may turn out to be lower than expected. Even if we obtain significant market share for our Alpha DaRT technology, because the potential target populations could be small, we may never achieve profitability without obtaining marketing authorizations for additional indications in the United States or similar authorizations or certifications in other target jurisdictions, including use of our Alpha DaRT technology for front-line and second-line therapy.

We currently have no commercial marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved or certified for commercial sale, we may not be able to generate product revenue.

We currently have no in-house sales or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical, medical device and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales and marketing capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products, if licensed, as we have done in Canada and Israel. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our Alpha DaRT technology ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our Alpha DaRT technology.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas for which we are able to obtain marketing authorization or certification.

We may expend our resources to pursue a particular indication and forgo the opportunity to capitalize on Alpha DaRT technology in indications that may ultimately be more profitable or for which there is a greater likelihood of success.

We have limited financial and personnel resources and are placing significant focus on the development of our Alpha DaRT technology in certain indications, and as such, we may forgo or delay pursuit of opportunities with other future products or product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future products or product candidates for specific indications may not yield any commercially viable future products or product candidates. If we do not accurately evaluate the commercial potential or target market for a particular future product candidate, we may relinquish valuable rights to those future products or product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future products or product candidates.

We currently conduct and in the future intend to continue conducting pre-clinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.

We are currently conducting clinical trials in Israel, Canada, the United States, Japan and Europe and may in the future choose to conduct additional clinical trials, including in Asia, Australia, elsewhere in Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. For example, in cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing authorization in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless such clinical trials were conducted in accordance with good clinical practices, or GCP, and (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory bodies have similar requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority or notified bodies will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority or other bodies does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our Alpha DaRT not receiving approval, clearance or certification for commercialization in the applicable jurisdiction.

Risks Related to Government Regulation

Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

Any products or product candidates which ultimately integrate our Alpha DaRT technology are expected to be regulated as medical devices in the United States. Medical devices and their manufacturers and product developers are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; premarket clearance, classification and approval or certification; recordkeeping procedures; advertising and promotion; recalls and field safety corrective actions; postmarket surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export.

The regulations to which we are subject are complex, burdensome to understand and apply and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales, if our product candidate receives marketing authorization or certification. The FDA and foreign regulatory authorities enforces their regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we or any contract manufacturers we may utilize will be found compliant in connection with any future FDA or foreign inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our Alpha DaRT technology or any future products or product candidates, if they obtain marketing authorization or certification, and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances, approvals or certifications; withdrawals or suspensions of clearances, approvals or certifications, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.

In the United States, before we can market a new medical device, or a new use of, or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval application, or PMA, or grant of a de novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

The PMA approval, 510(k) clearance and de novo classification processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can take longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with an application for 510(k) clearance or a de novo request. Despite the time, effort and cost, a device may not obtain marketing authorization by the FDA. Any delay or failure to obtain necessary regulatory marketing authorizations could harm our business. Furthermore, even if we are granted such marketing authorizations, they may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

To date, we have not obtained authorization from the FDA to market any product candidate in the United States, and we expect to pursue the de novo classification process for our Alpha DaRT technology. If the FDA requires us to go through a lengthier, more rigorous examination for our products than we had expected, our product introductions or modifications could be delayed or prevented, which would have a material impact on our business and prospects. For example, if the FDA disagrees with our determination that the de novo classification pathway is the appropriate path to obtain marketing authorization for Alpha DaRT, the FDA may require us to submit a PMA application, which is generally more costly, time-consuming, and uncertain.

In the United States, any modification to a product candidate for which we receive marketing authorization may require us to submit a new 510(k) premarket notification and obtain clearance, to submit a PMA and obtain FDA approval, or to submit a de novo request prior to implementing the change. For example, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, generally requires a new 510(k) clearance or other marketing authorization. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with a manufacturer’s decisions regarding whether new clearances or approvals are necessary. If we obtain marketing authorizations from the FDA, we may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance, de novo request or approval of a PMA. If the FDA disagrees with our determination and requires us to seek new marketing authorizations for the modifications for which we have concluded that new marketing authorizations are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain such marketing authorization, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our business.

The FDA, applicable foreign regulatory entity or notified body can delay, limit or deny marketing authorization or certification of a device for many reasons, including:

●	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are substantially equivalent to a predicate device or are safe and effective for their intended uses;
●	the disagreement of the FDA , foreign regulatory authorities or notified body with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;
●	serious and unexpected adverse device effects experienced by participants in our clinical trials;
●	the data from our preclinical studies and clinical trials may be insufficient to support clearance, de novo classification, approval or certification, where required;
●	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
●	the manufacturing process or facilities we use may not meet applicable requirements; and
●	the potential for marketing authorization or certification policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for marketing authorization or certification.

In order to sell our products in member states of the EU, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation (Regulation (EU) No 2017/745), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC) and the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the general safety and performance requirements.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU.

In the EU, we must inform the notified body that carried out the conformity assessment of the devices that we market or sell in the EU and EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the EU Medical Devices Regulation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements laid down in the Annexes to the EU Medical Devices Regulation.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

From January 1, 2021 onwards, the Medicines and Healthcare Products Regulatory Agency, or MHRA became the sovereign regulatory authority responsible for Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transitional period on January 1, 2021, new regulations require medical devices to be registered with the MHRA (but manufacturers were given a grace period of four to 12 months to comply with the new registration process) before being placed on Great Britain market. The MHRA will only register devices where the manufacturer or their United Kingdom Responsible Person has a registered place of business in the United Kingdom. Manufacturers based outside the United Kingdom will need to appoint a U.K. Responsible Person that has a registered place of business in the United Kingdom to register devices with the MHRA. By July 1, 2023, in Great Britain, all medical devices will require a UKCA (UK Conformity Assessed) mark but CE marks issued by EU notified bodies will remain valid until this time. Manufacturers may choose to use the UKCA mark on a voluntary basis until June 30, 2023. However, UKCA marking will not be recognized in the EU.. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in Great Britain. The rules for placing medical devices on the market in Northern Ireland, which is part of the United Kingdom, differ from those in the rest of the United Kingdom. Under the terms of the Northern Ireland Protocol, Northern Ireland will follow EU rules on medical devices and devices marketed in Northern Ireland will require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark will be required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a ‘UKNI’ mark will be applied and the device may only be placed on the market in Northern Ireland and not the EU.

The clinical trial process is lengthy and expensive with uncertain outcomes. Results of earlier studies may not be predictive of future clinical trial results.

Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. The data and results from our clinical trials do not ensure that we will achieve similar results in future clinical trials. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials, or have viewed such data in different ways than regulators do. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials. Failure can occur at any stage of clinical testing. Our clinical studies or investigations may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and nonclinical testing in addition to those we have planned.

The initiation and completion of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

●	we may be required to submit an IDE to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials; similar requirements may apply in foreign jurisdictions;
●	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;
●	regulators and/or IRBs, or other bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;
●	we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	clinical trials may produce negative or inconclusive results, and we may decide, or regulators or notified bodies may require us, to conduct additional clinical trials or abandon product development programs;
●	the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate (including as a result of delays in enrollment caused or resulting from the ongoing COVID-19 pandemic), and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;
●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	we might have to suspend or terminate clinical trials for various reasons, including occurrence of adverse events or other findings that the subjects in our clinical trials are being exposed to unacceptable health risks;
●	we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB, or other bodies and/or regulatory authorities for re-examination;
●	regulators, IRBs, other bodies or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;
●	the cost of clinical trials may be greater than we anticipate;
●	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;
●	we may be unable to recruit a sufficient number of clinical trial sites;
●	regulators, IRBs, or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

●	marketing authorization or certification policies or regulations of FDA or applicable foreign regulatory authorities may change in a manner rendering our clinical data insufficient for marketing authorization or certification; and
●	our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing authorization or similar certification of any product candidate.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our product candidate. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs, or other bodies at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, conducting clinical trials in various countries may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs and other third party contractors, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Even if our Alpha DaRT technology obtains marketing authorization in the United States, commercialization of our products in foreign countries would require similar authorization or certification by regulatory authorities or notified bodies in those countries. Marketing authorization and certification practices vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies, clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line or preliminary results that we report may differ from future results of the same trial, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line or preliminary data we previously announced. As a result, interim, top-line and preliminary data should be viewed with caution until the final data are available.

In particular, we may disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in our share price.

Further, others, including regulatory agencies or other bodies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, or the approvability or potential for commercialization of the particular product candidate. In addition, the information we choose to publicly disclose regarding a particular study, clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities and other bodies, disagree with the conclusions reached, our ability to obtain marketing authorization or certification for, and commercialize, our Alpha DaRT technology may be harmed, which could harm our business, operating results, prospects or financial condition.

Even if we obtain marketing authorization or certification, we will be subject to ongoing regulatory review and scrutiny. Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

If we obtain marketing authorization or certification for a product candidate, we will remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, medical device manufacturers must submit periodic reports to the FDA as a condition of obtaining marketing authorization. These reports include information about failures and certain adverse events associated with the device after its marketing authorization. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained marketing authorization or certification, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

●	untitled letters or warning letters;
●	fines, injunctions, consent decrees and civil penalties;
●	recalls, termination of distribution, administrative detention, or seizure of our products;
●	customer notifications or repair, replacement or refunds;
●	operating restrictions or partial suspension or total shutdown of production;
●	delays in or refusal to grant our requests for future clearances, de novo classifications or approvals or comparable foreign marketing authorizations or certifications of new products, new intended uses, or modifications to existing products;
●	withdrawals or suspensions of any granted marketing authorizations or certifications, resulting in prohibitions on sales of our products;
●	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and
●	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, the FDA may change its marketing authorization policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of any product candidate under development or impact our ability to modify any products authorized for market on a timely basis. Such changes may also occur in foreign jurisdictions where we intend to market our products. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain marketing authorizations or certifications, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we have obtained. For example, in recent years, the FDA has announced plans to modernize the premarket notification pathway under Section 510(k) of the FDCA. For more information, see “Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain marketing authorizations or certifications for any product candidate or to manufacture, market or distribute any product candidates after such marketing authorizations or certifications have been obtained.”

Any product candidates we develop must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s cGMPs for medical devices, known as the Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we will be required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our product candidates are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of product candidate. In addition, failure to comply with applicable FDA or foreign requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of marketing authorizations or certifications; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products or similar decisions by foreign regulatory authorities or notified bodies; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers, or our employees. Similar requirements may apply in foreign jurisdictions.

Any of these actions could significantly and negatively affect supply of our product candidates, if authorized for sale or certified by the FDA, foreign regulatory authorities or notified bodies. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

Any product candidate we develop may cause or contribute to adverse medical events, which could interrupt, delay, or prevent their continued development. If certain events occur after marketing authorization or certification, we may be required to report them to the FDA or foreign regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. In addition, the discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA, another governmental authority or foreign regulatory authorities, could have a negative impact on us.

As is the case with cancer therapies generally, it is likely that there may be side effects and adverse events associated with our Alpha DaRT technology or any future product or product candidate’s use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities or other bodies to interrupt, delay or halt clinical trials or, may cause us to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Undesirable side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Patients treated with our product candidates may also be undergoing surgical, chemotherapy, immunotherapy or alternative radiation treatments, which can cause side effects or adverse events that are unrelated to our product candidate, but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing authorization or certification, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Additionally, if our Alpha DaRT technology or any future product candidate receives marketing authorization from the FDA, the side effects observed in clinical studies could result in a more restrictive label and we will subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA or to foreign regulatory authorities when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the event as well as the nature of the event. We may fail to report events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or foreign regulatory authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our marketing authorizations or certification, seizure of our products or delay in obtaining marketing authorizations or certification for our product candidates.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA or foreign regulatory bodies may require, or we may decide, that we will need to obtain new marketing authorizations or certifications for the device before we may market or distribute the corrected device. Seeking such clearances, certifications or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines or similar actions by the foreign regulatory bodies.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or foreign regulatory authorities. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA or foreign regulatory authorities. If the FDA or foreign regulatory authorities disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

The misuse or off-label use of our product candidates, if authorized or certified for marketing, may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Any marketing authorization or certification we may receive for a product candidate will be limited to specified indications for use. We plan to train our sales and marketing personnel, as well as any direct sales force which may be hired in the future, to not promote our devices for uses outside of the FDA (or foreign regulatory authorities)- authorized indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates we develop, we will be unable to market and sell such product candidates outside of the United States.

Sales of our product candidates outside of the United States will remain subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose significant barriers to marketing and selling our products or only require notification to regulators or third parties, others require that we obtain affirmative marketing authorization or certification from a notified body. Complying with foreign regulatory requirements, including obtaining registrations, certifications, clearances or approvals, can be expensive and time-consuming, and we may not receive necessary marketing authorizations or certifications in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, certifications and marketing authorizations, if required by other countries, may be longer than that required for FDA marketing authorizations, and requirements for such certifications, registrations or authorizations may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional marketing authorizations or certifications before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations or certifications that we have received. If we are unable to maintain our marketing authorizations or certifications in a particular country, we will no longer be able to sell the applicable product in that country.

Obtaining marketing authorization from the FDA does not ensure similar marketing authorization or certifications by regulatory authorities or notified bodies in other countries, and registration, marketing authorization or certification by one or more foreign regulatory authorities or notified bodies does not ensure registration, marketing authorization or certification by regulatory authorities or notified bodies in other foreign countries or by the FDA. However, a failure or delay in obtaining registration, marketing authorization or certification in one country may have a negative effect on the regulatory process in others.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain marketing authorizations or certifications for any product candidate or to manufacture, market or distribute any product candidates after such authorizations or certifications have been obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of our future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the

FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain 510(k) clearances in the future, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations that we may obtain, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible. The FDA may establish performance criteria for classes of devices similar to ours, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain marketing authorization or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any product candidates or make it more difficult to obtain marketing authorizations for, manufacture, market or distribute any product candidate we are developing. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay marketing authorization of any product candidates we develop. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

In addition, the EU regulatory landscape concerning medical devices evolved and on May 26, 2021, the EU Medical Devices Regulation (Regulation 2017/745) became applicable, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive (See – Regulation of Medical Devices in the European Union) and these modifications may have an effect on the way we conduct our business in the EU and the EEAFor example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the EU Medical Devices Regulation was not implemented in the UK. The regulatory regime for medical devices in Great Britain (England, Scotland and Wales) will continue to be based on the requirements derived from current EU legislation, and the UK may choose to retain regulatory flexibility or align with the EU Medical Devices Regulation going forward. CE markings will continue to be recognized in the UK, and certificates issued by EU-recognized notified bodies will be valid in the UK, until June 30, 2023. For medical devices placed on the market in Great Britain after this period, the UK Conformity Assessment, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK notified bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will be ultimately sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market will differ from those in Great Britain. A public consultation by the MHRA was opened until end of November 2021 on the post-Brexit regulatory framework for medical devices and diagnostics in the UK. The consultation proposes amendments to the Medical Devices Regulations 2002, in particular to create a new access pathways to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform in vitro diagnostic regulation, and foster sustainability through the reuse and remanufacture of medical devices. The regime is expected to come into force in July 2023, coinciding with the end of the acceptance period for EU CE marks in Great Britain, subject to appropriate transitional arrangements. The consultation indicated that the MHRA will publish guidance in relation to the changes to the regulatory framework and may rely more heavily on guidance to add flexibility to the regime. These modifications may have an effect on the way we intend to conduct our business in these countries.

Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other agencies or notified bodies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new medical device products from being developed, authorized, certified or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA, foreign regulatory authorities and notified bodies to review and authorize or certify the sale of new products can be affected by a variety of factors, including government budget and funding levels; its ability to hire and retain key personnel and accept the payment of user fees; statutory, regulatory, and policy changes; and other events that may otherwise affect the FDA’s, foreign regulatory authorities’ and notified bodies’ ability to perform routine functions. Average review times at the FDA, foreign regulatory authorities and notified bodies have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, other agencies and foreign bodies may also slow the time necessary for new devices to be reviewed and/or authorized or certified for marketing by necessary government agencies or foreign bodies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, in March 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, in July 2020, the FDA resumed certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA utilized this risk-based assessment system to assist in determining when and where it was safest to conduct prioritized domestic inspections. In May 2021, the FDA outlined a detailed plan to move toward a more consistent state of inspectional operations, and in July 2021, the FDA resumed standard inspectional operations of domestic facilities and was continuing to maintain this level of operation as of September 2021. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. Other regulatory authorities may have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, other regulatory authorities or notified bodiesfrom conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, foreign regulatory authorities and notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

In the EU, notified bodies must be officially designated to certify products and services in accordance with the MDR. While several notified bodies have been designated the COVID-19 pandemic has significantly slowed down their designation process and the current designated notified bodies are facing a large amount of requests with the new regulation as a consequence of which review times have lengthened. This situation could significantly impact the ability of notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business in the EU and EEA.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved or certified. Such laws include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
●	the U.S. Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, as defined by such law, certain non-physician providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third- party payor, including private insurers; state laws that require medical device and pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug and device manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws that require the registration of sales representatives; and
●	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom are compensated in the form of stock options for consulting services provided, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business and our ability to sell our products may be materially harmed.

If in the future Alpha DaRT is approved or certified for commercial sale, but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue.

Because the Alpha DaRT is still in the development stage, it is not yet approved for third-party payor coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of any product or offering. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payors.

In the United States, third-party payors decide which cancer treatment products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Alpha DaRT device, the Alpha DaRT sources or the procedures using the system, assuming we are able to fully develop and obtain all marketing authorizations to market it in the United States or similar certifications in other geographies. To date, we have not had any discussions with any third-party payors, including any regulatory agencies administering any government funded healthcare programs, regarding the coding, coverage or reimbursement for imaging services using the Alpha DaRT, which may vary depending on the specific application or indication of our technology. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our products, patients and healthcare providers may choose not to use them, which would adversely impact our future revenues.

No uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors. We can provide no assurances that we would be successful in obtaining coverage from Medicare or any other governmental or commercial third-party payor. In addition, while we believe that we may be able to rely on certain existing procedure codes for certain elements of the physician’s treatment efforts, we are not certain of this and as such may be required to seek new billing codes for our products, and regulatory authorities may not approve the creation of separate codes. Additionally, even if we are successful, these billing codes or the payment amounts associated with such codes may change in the future.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products. By way of example, in the United States, payment rates under the Medicare Physician Fee Schedule are regularly subject to updates to effectuate various policy goals. The Medicare Access and CHIP Reauthorization Act of 2015 repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models, such as accountable care organizations. The ongoing and future impact of these changes cannot be determined at this time.

A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for the Alpha DaRT or the treatment services using the Alpha DaRT or any other products we may develop in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payors in these markets not to cover, or to discontinue reimbursing, our products could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues.

On September 18, 2020, the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, issued a final rule implementing a new mandatory payment model for radiation oncology services: the Radiation Oncology Alternative Payment Model, or the RO Model. Although the RO Model was originally intended to begin on January 1, 2022, recent legislation delayed its implementation until January 1, 2023. The RO Model significantly alters CMS’ payment methodology from a fee for service, or FFS, paradigm to a prospective payment for all radiotherapy services furnished during a 90-day episode of care for fifteen (15) different cancer types, regardless of the modality used or site of service. Under the RO Model, all providers of radiotherapy services, including physician group practices, hospital outpatient departments and free-standing radiation therapy centers located within a randomly selected Core Based Statistical Area, or CBSA are required to participate. The CBSAs selected for the RO Model will contain approximately 30% of all eligible Medicare FFS radiotherapy episodes in the U.S. Any provider outside of the CBSAs will continue to receive Medicare reimbursement based on a FFS methodology. It is uncertain the impact, if any, of the RO Model, if implemented, on the Medicare reimbursement to our customers when using our Alpha DaRT technology, if authorized for marketing, or our business, financial condition, or results of operations.

Outside of the United States, reimbursement levels vary significantly by country. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which medical devices are reimbursed under state-run healthcare schemes.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our business, financial condition and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for our product candidates and the treatment associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our product candidates, if approved or cleared.

By way of example, in the United States, the Affordable Care Act, or ACA, made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may affect our business, the ACA

●	Established a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

●	Implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and
●	Expanded the eligibility criteria for Medicaid programs.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration will impact our business. Any expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us and/or lower reimbursement by payors for our product candidates, any of which may have a material adverse effect on our business, financial condition or results of operations.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020, through March 31, 2022 and a 1% reduction from April 1, 2022 through June 30, 2022, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations or cash flows.

We expect additional state, federal and foreign healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our product candidates or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may negatively affect our business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect our ability to set a price that we believe is fair for our product candidates, our ability to generate revenue and achieve or maintain profitability or the availability of capital.

For instance, in December 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. This regulation which entered into force in January 2022 intends to boost cooperation among EU member states in assessing health technologies, including some medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our product candidates, which in turn could impact our ability to successfully commercialize these devices and could have a material adverse effect on our business, financial condition and results of operations.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, financial condition and prospects.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, such as information that we may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations, fines and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, financial condition and prospects.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the State of Israel has implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981. Further, in the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, the CCPA went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the CPRA recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by Israeli data protection laws, HIPAA, the CCPA, the CPRA or other domestic or foreign privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In Europe, the GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The GDPR also introduces more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. In July 2020, the Court of Justice of the European Union, or CJEU limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. The European Commission has published revised SCCs for data transfers from the EEA: the revised clauses became mandatory for relevant new data transfers on September 27, 2021; existing SCC arrangements had to be migrated to the revised clauses by December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the UK; the UK’s Information Commissioner’s Office launched a public consultation on its draft revised data transfers mechanisms in August 2021 and laid its proposal before Parliament, with the UK SCCs expected to come into force in March 2022, with a two-year grace period. We are now required to implement the revised standard contractual clauses, in relation to relevant existing contracts and certain additional contracts and arrangements. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. These recent developments are likely to require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, from January 1, 2021, companies have had to comply with the GDPR and also the United Kingdom GDPR, or UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the Commission during this period. The United Kingdom’s Information Commissioner’s Office has published new data transfer standard contracts for transfers from the UK under the UK GDPR. This new documentation will be mandatory for relevant data transfers from September 21, 2022; existing standard contractual clauses arrangements must be migrated to the new documentation by March 21, 2024. In September 2021, the UK government launched a consultation on its proposals for wide-ranging reform of UK data protection laws following Brexit. There is a risk that any material changes which are made to the UK data protection regime could result in the European Commission reviewing the UK adequacy decision, and the UK losing its adequacy decision if the European Commission deems the UK to no longer provide adequate protection for personal data. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business, financial condition and prospects.

Risks Related to Our Reliance on Third Parties

We rely on a limited number of third-party suppliers and, in some cases, sole suppliers, for the majority of our components, subassemblies and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on several sole suppliers for certain components of our Alpha DaRT technology. These sole suppliers, and any of our other suppliers, may be unwilling or unable to supply components of these systems to us reliably and at the levels we anticipate or are required by us. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. If we obtain marketing authorization or certification, and we encounter delays or difficulties in securing these components, an interruption in our commercial operations could occur if we cannot then obtain an acceptable substitute. If we are required to transition to new third-party suppliers for certain components of our Alpha DaRT technology or any future product or product candidates, we believe that there are a few other manufacturers that are currently capable of supplying the necessary components. In addition, the use of components or materials furnished by these alternative suppliers could require us to alter our operations. Any such interruption or change in supplier could harm our reputation, business, financial condition and results of operations.

Furthermore, if we are required to change the manufacturer of a critical component of our product candidates, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our implant systems in a timely manner. We currently do not carry inventory for components for more than three months at any given time. Transitioning to a new supplier could be time- consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our product candidates or could require that we modify their design. If the change in manufacturer results in a significant change to any product after its authorization or certification for marketing, a new 510(k) clearance from the FDA or similar international regulatory authorization or certification may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely manner or cost-effectively.

We cannot assure you that we will be able to secure alternative equipment and materials and utilize such equipment and materials without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and components we require for our implant systems, our reputation, business, financial condition and results of operations could be negatively impacted.

We currently rely, and plan to rely in the future, on third parties to conduct and support our portions of our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain marketing authorization or certification of or commercialize our product candidates.

We have utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract manufacturing organizations, or CMOs, and strategic partners to conduct and support portions of our preclinical studies and clinical trials under agreements with us.

We expect to have to negotiate budgets and contracts with CROs, trial sites and CMOs and we may not be able to do so on favorable terms, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites.

If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities or other bodies may require us to perform additional clinical trials before approving our marketing applications or certifications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our product candidates must be produced in accordance with cGMP requirements known as the QSR. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization or certification process. Moreover, our business may be implicated if any of these third parties violates federal, state or foreign fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting or supporting portions of our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain marketing authorizations or certifications for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be adversely affected, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct or support portions of our preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

If we or third parties, such as CROs or trial sites, use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involves the controlled use of potentially hazardous substances, including radiological materials, by us or third parties, such as CROs and CMOs. Our use of radioactive materials is regulated by the United States Nuclear Regulatory Commission and specified agencies of certain states, as well as the Israeli Ministry for Environmental Protection, for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. We are also subject to international laws and regulations that apply to manufacturers of radiation-emitting devices and products utilizing radioactive materials. These are often comparable to, if not more stringent than, the equivalent regulations in the United States. The use of Thorium-228 in our manufacturing processes, and Radium-224 in our Alpha DaRT technology, involves the inherent risk of exposure from alpha and beta particle emissions to the patient receiving the sources implanted, the clinicians administering the Alpha DaRT technology, our employees and others who may handle our products, which can alter or harm healthy cells in the body. Additionally, as we continue to develop our Alpha DaRT technology we may experiment with increased amounts of radiation in an attempt to increase the potential efficacy of our technology, which could heighten the potential risk of radiation exposure. We and such third parties are subject to the Israeli and U.S. federal, state, provincial and local laws and regulations governing the use, manufacture, storage, handling, and disposal of radiological, medical and hazardous materials. Although we believe that our and such third-parties’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from radiological, medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or Israeli and U.S. local, city, state, provincial or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition, or results of operations. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use; however, future claims may exceed the amount of our coverage. Also, we do not have insurance coverage for pollution cleanup and removal. Currently the costs of complying with such Israeli and U.S. federal, state, provincial, local and foreign environmental regulations are not significant, and consist primarily of waste disposal expenses. However, they could become expensive, and current or future environmental laws or regulations may impair our research, development, production and commercialization efforts.

Additionally, our manufacture and distribution of devices utilizing radioactive material or emitting radiation also requires us to obtain a number of licenses and certifications for these devices and materials. Handling of these products must also be in accordance with a specific radioactive materials license. Obtaining licenses and certifications may be time consuming, expensive, and uncertain. If we fail to obtain such licenses and registrations or if substantial delays are incurred in obtaining such licenses and registrations, we may be unable to manufacture, distribute and ultimately sell our Alpha DaRT technology, if approved or certified. Additionally, any lapse in our licenses, or the licenses of our facilities, could increase our costs and adversely affect our operations and financial results.

We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale.

Thorium-228 is a key component of our Alpha DaRT technology, as it naturally decays into Radium-224 that is collected onto the sources which comprise an integral part of our Alpha DaRT technology. We have entered into a multi-year supply contract with Eckert & Ziegler AG in Germany, and also acquire Thorium-228 from the Oak Ridge National Laboratory of the United States Department of Energy. We are also aware of or have spoken with other potential suppliers of Thorium-228, such that we anticipate a steady, unrestricted supply of thorium for the production of the Alpha DaRT. We will continually evaluate Thorium-228 manufacturers and suppliers and intend to have redundant suppliers prior to the commercial launch of the Alpha DaRT technology, if approved. While we consider Thorium-228 to be readily available, there can be no guarantee that we will be able to secure another Thorium-228 supplier or obtain on terms that are acceptable to us.

Our ability to conduct clinical trials to advance our Alpha DaRT technology is dependent on our ability to obtain the radioisotope Thorium-228 and other isotopes we may choose to utilize in the future. Currently, we are dependent on third-party manufacturers and suppliers for our isotopes. These suppliers may not perform their contracted services or may breach or terminate their agreements with us, or may provide a product not of sufficient quality to allow successful use in our manufacturing processes. Our suppliers are subject to regulations and standards that are overseen by regulatory and government agencies and we have no control over our suppliers’ compliance to these standards. Failure to comply with regulations and standards may result in their inability to supply isotope could result in delays in our clinical trials, which could have a negative impact on our business. We have developed intellectual property, know-how and trade secrets related to the manufacturing process of the Alpha DaRT technology.

We may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our Alpha DaRT technology and any future products or product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency and quality and obtain marketing authorization or certification.

Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;
●	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;
●	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;
●	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
●	disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;
●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and
●	collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business, prospects, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent or other intellectual property protection for our Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patents, trademarks and other intellectual property rights in the United States and other countries with respect to our Alpha DaRT technology or other products or product candidates we may develop, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment and development that are important to our business, as well as our ability to operate without infringing the proprietary rights of others. We rely on a combination of contractual provisions, patent protection, as well as a combination of trade secret and trademark laws, to protect our core technology and commercial products and prevent others from copying our treatment delivery devices and methods. However, these legal measures afford only limited protection, and competitors or others may gain access to or use of our intellectual property and proprietary information. For example, patent protection and intellectual property laws may not: (i) prevent competitors from obtaining access to our trade secrets, proprietary information, data, know-how and technology; (ii) prevent others from copying our systems and methods; or (iii) provide a sustained competitive advantage. If we do not adequately protect our intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business. We may in the future also license or purchase patents and patent applications owned or controlled by others. As of December 31, 2021, our patent portfolio included 83 issued patents, and 76 pending patent applications including two allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Mexico, India, Hong Kong, Singapore, South Africa and the African Regional Intellectual Property Organization, or the ARIPO. Some of our earlier filed patents are expected to expire between 2024 and 2026, subject to patent term extensions and adjustments that may be available in certain jurisdictions. When key patents covering our core technology expire, competitors and other third parties may be able to make competing products and encroach on our market share.

It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we are unable to secure or maintain patent protection with respect to our Alpha DaRT technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed. Our pending and future patent applications may not result in patents being issued or that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Further, some of our pending patent applications may be allowed in the future, but we cannot be certain that an allowed patent application will become an issued patent. There may be events that cause withdrawal of the allowance of a patent application. For example, after a patent application has been allowed, but prior to being issued, material that could be relevant to patentability may be identified. In such circumstances, the applicant may pull the application from allowance in order for the USPTO to review the application in view of the new material. We cannot be certain that the USPTO will issue the application in view of the new material. We anticipate additional patent applications will be filed both in the United States and in other countries, as appropriate. However, we cannot predict: (i) if additional patent applications covering new technologies related to our product candidates will be filed; (ii) if and when patents will issue; (iii) the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents; (iv) whether any of our intellectual property will provide any competitive advantage; (v) whether any of our patents that may be issued may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise provide any competitive advantage; (vi) whether others will obtain patents claiming inventions similar to those covered by our patents and patent applications; or (vii) whether we will need to initiate or defend litigation or administrative proceedings which may be costly regardless of whether we win or lose. The patent prosecution process is complex, expensive, time-consuming and inconsistent across jurisdictions. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is possible that we will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. If we delay filing a patent application, and a competitor files a patent application on the same or a similar invention before we do, our ability to secure patent rights may be limited. We may not be able to patent the invention at all. Even if we can patent the invention, we may be able to patent only a limited scope of the invention, and the limited scope may be inadequate to protect our products, or to block competitor products that are similar or adjacent to ours. Our earliest patent filings have been published. A competitor may review our published patents and arrive at the same or similar technology advances for our products as we developed. If the competitor files a patent application on such an advance before we do, then we may no longer be able to protect that aspect of our products and we may require a license from the competitor. If the license is not available on commercially-viable terms, then we may not be able to launch our product.

Going forward, the growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. For example, our programs may involve additional product candidates that may require the use of additional proprietary rights held by third parties. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would adversely affect our business. We may need to cease use of, and may need to seek to develop alternative approaches that do not infringe on, such intellectual property rights which may entail additional costs and development delays and such alternative approaches may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, and may allow our competitors access to the same technologies licensed to us.

The patent positions of medical device companies may involve complex legal and factual questions and have been the subject of much litigation in recent years, and therefore, the scope, validity and enforceability of any patent claims that we have or may obtain cannot be predicted with certainty. Our pending and future patent applications may not result in patents being issued in the United States or in other jurisdictions that protect our technology or products or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our products and inventions to the same extent as the laws of the United States. While we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development efforts, including for example, our employees, corporate collaborators, external academic scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby endangering our ability to seek patent protection. In addition, publications of discoveries in the scientific and scholarly literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not until issuance as a patent. Consequently, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications. In addition, the USPTO might require that the term of a patent issuing from a pending patent application be disclaimed and limited to the term of another patent that is commonly owned or names a common inventor. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Our competitors may be able to circumvent our owned or any future in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and future in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. For example, we may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging our patent rights, and the outcome of any proceedings are highly uncertain. Such challenges may result in the patent claims of our owned or any future in-licensed patents being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our future licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our future licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired for a product, we may be open to competition. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours for a meaningful amount of time, or at all.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by our patents. Elements of our products, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we expect to rely on third parties in the development and manufacture of our products, we must, at times, share trade secrets with them. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Trade secrets and know-how can be difficult to protect. We require all of our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign any inventions generated in the course of their employment to us. Further, we enter into non-disclosure and confidentiality agreements with our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and any other third parties who have access to our proprietary know-how, information, or technology. With our consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be harmed.

In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets. Despite these undertakings, we may not be able to effectively protect our trade secrets.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

The intellectual property landscape around our radiopharmaceutical product candidates is crowded, rapidly evolving and interdisciplinary, and it is difficult to conclusively assess our freedom to operate without infringing on third-party rights. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may obtain issued claims, including in patents we consider to be unrelated to our products or activities, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such law suits will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our commercial success depends in part on our ability to avoid infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving the infringement of patents and other intellectual property rights in the biotechnology and pharmaceutical industries. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights and who allege that our product candidates, uses and/or other proprietary technologies infringe their intellectual property rights. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk that our product candidates may give rise to claims of infringement of the patent rights of others increases. Moreover, it is not always clear to industry participants, including us, which patents exist which may be found to cover various types of products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications currently pending in our fields, there may be a risk that third parties may allege they have patent rights which are infringed by our product candidates, technologies or methods.

If a third party alleges that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

●	infringement and other intellectual property misappropriation which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;
●	substantial damages for infringement or misappropriation, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party’s rights, and, if the court finds we have willfully infringed intellectual property rights, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;
●	an injunction prohibiting us from manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party agrees to license its patent rights to us;
●	even if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights protecting our products; and

●	we may be forced to try to redesign our product candidates or processes so they do not infringe third-party intellectual property rights, an undertaking which may not be possible or which may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting preclinical and clinical trials or investigations and other development activities in the United States is not considered an act of infringement. If our product candidate is approved by the FDA, a third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. While we may believe that patent claims or other intellectual property rights of a third party would not have a materially adverse effect on the commercialization of our product candidates, we may be incorrect in this belief, or we may not be able to prove it in litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue. There may be currently pending patent applications which may later result in issued patents that may be infringed by our product candidates. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents, held now or obtained in the future by a third party, were found by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product or methods use of the product, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover any aspect of our formulations, any combination therapies or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize our current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may not be successful in obtaining or maintaining necessary rights through acquisitions and in-licenses to product components and processes that may be required to complete development of and commercialize our Alpha DaRT Technology.

Presently we own various patents and patent applications related to our Alpha DaRT technology and we are not a party to any license agreements with third parties that enable us to utilize third-party technology. Because our Alpha DaRT technology, including the use in connection with other therapies, may require the use of proprietary rights held by third parties in the future, the growth of our business will likely depend in part on our ability to acquire, in-license or use such third-party proprietary rights.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive for commercializing our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. We may be unable to acquire or in-license methods of use, processes or other intellectual property rights from third parties that we identify as necessary or important to our business operations. If we fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, it would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and/or may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if it is possible and we were able to develop such alternatives.

Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies that we have licensed. In that event, we may be required to expend significant time and resources to develop or license replacement technologies. Moreover, we may need to rely on our future licensors to obtain, maintain and enforce patent rights for the licensed intellectual property; however, they may not successfully prosecute, maintain or enforce such licensed intellectual property. We may have limited control over the manner in which our future licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the future licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves. Further, our future licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It would be difficult to monitor whether our future licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse. Also, the United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. We sometimes collaborate with academic institutions to accelerate our preclinical research or development. While it is generally our policy to avoid engaging our university partners in projects in which there is a risk that federal funds may be commingled, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

Additionally, we have and may continue to collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

Further, our future intellectual property license agreements may impose on us various development, regulatory and/or commercial diligence obligations, payment of milestones, royalties or other amounts and other obligations. If we fail to comply with our obligations under these agreements (including as a result of COVID-19 impacting our operations), we use the licensed intellectual property in an unauthorized manner or we are subject to bankruptcy-related proceedings, the terms of the licenses may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give our future licensors the right to terminate their respective agreement with us, which could limit our ability to implement our current business plan and materially adversely affect our business, financial condition, results of operations and prospects. In addition, disputes may arise between us and our future licensors regarding intellectual property subject to a license agreement, including: (i) the scope of rights granted under the license agreement and other interpretation-related issues; (ii) whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement; (iii) our right to sublicense patents and other rights to third parties; (iv) our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; (v) our right to transfer or assign the license; and (vi) the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners. If disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on our business.

In addition, certain of our future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place.

We may be involved in lawsuits or litigation to protect or enforce our patents or other intellectual property, which could result in substantial costs and liability and prevent us from commercializing our potential products.

Competitors may infringe our patents, trademarks or other intellectual property. To counter infringement or unauthorized use, we may be required to take legal action to enforce our patents against such infringing activity. Such enforcement proceedings against infringers can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In such a case, we could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if we are successful, any award of monetary damages or other remedy we receive may not be commercially valuable. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense against these assertions, non-infringement, invalidity or unenforceability regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

We may be required to protect our patents through procedures created to attack the validity of a patent at the USPTO. The USPTO hears post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Post-grant proceedings may be provoked by third parties or brought by the USPTO to determine the validity or priority of inventions with respect to our patents or patent applications. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares.

In addition, if our product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against our licensees and other parties with whom we have business relationships, and we may be required to indemnify those parties for any damages they suffer as a result of these claims. The claims may require us to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign countries may require the payment of maintenance fees or patent annuities during the lifetime of a patent application and/or any subsequent patent that issues from the application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse, including due to the effect of the COVID-19 pandemic on us or our patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application. Such noncompliance can result in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Such an event could have a material adverse effect on our business.

Any issued patents we own covering our product candidates could be narrowed or found invalid or unenforceable if challenged in court or before the administrative bodies in the United States or abroad, including the USPTO.

Any of our intellectual property rights could be challenged or invalidated despite measures we take to obtain patent and other intellectual property protection with respect to our product candidates and proprietary technology. For example, if we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States and in some other jurisdictions, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material information from the USPTO or the applicable foreign counterpart, or made a misleading statement, during prosecution. A litigant or the USPTO itself could challenge our patents on this basis even if we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith. The outcome following such a challenge is unpredictable.

Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. The cost of defending such a challenge, particularly in a foreign jurisdiction, and any resulting loss of patent protection could have a material adverse impact on one or more of our product candidates and our business. Any efforts to enforce our intellectual property rights are also likely to be costly and may divert the efforts of our scientific and management personnel.

Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third- party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how future decisions by the courts, Congress or the USPTO may impact the value of our patents. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on our ability to obtain and effectively enforce our patent rights.

We may not be able to protect our intellectual property rights throughout the world, and different jurisdictions may grant patent rights of differing scope.

Certain of our key patent families have been filed in the United States; however, we have less robust intellectual property rights outside the United States, and, in particular, we may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Most of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines. We may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology. For example, certain jurisdictions do not allow for patent protection with respect to method of treatment.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protections, particularly those relating to biopharmaceutical products. This difficulty with enforcing patents could make it difficult for us to stop the infringement of our patents or marketing of competing products otherwise generally in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of its patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business prospects may be materially adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our future licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors or their former employers.

We have received confidential and proprietary information from third parties. In addition, as is common in the biotechnology, medical device and pharmaceutical industries, we employ individuals and engage the services of consultants who were previously employed or engaged at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers or our consultants’ or contractors’ current or former clients or customers. In addition, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we are not successful, in addition to paying monetary damages, we could lose access or exclusive access to valuable intellectual property rights or lose valuable personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

We use and will continue to use registered and/or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive office actions from the USPTO objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. Additionally, we may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA (or the relevant administrative body in a foreign jurisdiction). Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

●	pending patent applications that we own or license in the future may not lead to issued patents;

●	patents, should they issue, that we own or license in the future, may not provide us with any competitive advantages, or may be challenged and held invalid or unenforceable;
●	others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any of our owned or future in-licensed patents, should any such patents issue;
●	third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;
●	we (or our future licensors) might not have been the first to make the inventions covered by a pending patent application that we own or license in the future;
●	we (or our future licensors) might not have been the first to file patent applications covering a particular invention;
●	others may independently develop similar or alternative technologies without infringing our intellectual property rights;
●	we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;
●	third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;
●	we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;
●	we may not develop or in-license additional proprietary technologies that are patentable; and
●	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could materially harm our business and the results of our operation.

Risks Related to Employee Matters and Managing Growth

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology, medical device and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including Uzi Sofer, our Chief Executive Officer. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements, could result in delays in product development and harm our business.

We conduct the majority of our operations at our facility in Israel. The region is headquarters to many other biopharmaceutical and medical device companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to Israeli or similar immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to Israeli or similar foreign immigration or visa laws and regulations, including as a result of the restrictions on international travel due to the global COVID-19 pandemic, impair our hiring processes and goals or projects involving personnel who are not Israeli citizens.

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations. Future growth would impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;
●	managing our internal development efforts effectively, including the clinical and FDA review process for our product candidate and the manufacturing infrastructure required to produce our product candidate, while complying with our contractual obligations to contractors and other third parties; and
●	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including certain aspects of regulatory approval, clinical trial management and construction of manufacturing facilities. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval or certification of our Alpha DaRT technology or other future products or product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or we are not able to effectively build out new facilities to accommodate this expansion, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Expectations relating to environmental, social and governance (ESG) programs may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, clients and other key stakeholders concerning corporate responsibility, specifically related to environmental, social and governance, or ESG, factors. As a result, there is an increased emphasis on corporate responsibility ratings and a number of third parties provide reports on companies in order to measure and assess corporate responsibility performance. In addition, the ESG factors by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. Alternatively, if we are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We risk damage to our brand and reputation if our corporate responsibility procedures or standards do not meet the standards set by various constituencies. We may be required to make investments in matters related to ESG, which could be significant and adversely impact our results of operations. Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, if we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

We may explore strategic collaborations that may never materialize or we may be required to relinquish important rights to and control over the development and commercialization of our product candidates to any future collaborators.

Our business strategy includes broadening our platform by potentially exploring strategic partnerships that maximize the potential of our Alpha DaRT technology. As a result, we intend to periodically explore a variety of possible strategic partnerships in an effort to gain access to additional resources, indications or combination therapy opportunities, or development of supportive or complementary products. These strategic partnerships may include partnerships with large strategic partners. At the current time however, we cannot predict what form such a strategic collaboration might take. We are likely to face significant competition in seeking appropriate strategic collaborators, and strategic collaborations can be complicated and time consuming to negotiate and document. We may not be able to negotiate strategic collaborations on acceptable terms, if at all. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of our Alpha DaRT technology to the third party. We are unable to predict when, if ever, we will enter into any strategic partnerships because of the numerous risks and uncertainties associated with establishing them, including:

●	expenditure of substantial operational, financial and management resources;
●	dilutive issuances of our securities;
●	substantial actual or contingent liabilities; and
●	termination or expiration of the arrangement, which would delay the development and may increase the cost of developing our Alpha DaRT technology.

Strategic partners may also delay clinical trials, experience financial difficulties, provide insufficient funding, terminate a clinical trial or abandon an indication or combination therapy, which could negatively impact our development efforts. Additionally, strategic partners may not properly maintain, enforce or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation, any of which could adversely affect our business, financial position and operations.

Our information technology systems, or those of any of our existing or potential future collaborators, trial sites, CROs or other contractors or consultants, may fail or suffer system failures and security breaches, which could result in a material disruption of our product development programs.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information of our customers, employees and other related third parties. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information.

Despite the implementation of security measures, our information technology systems and those of our current and any future trial sites, CROs and other contractors, consultants and collaborators are vulnerable to damage from cyberattacks, “phishing” attacks and other social engineering schemes, hacking, computer viruses and malware (e.g. ransomware), unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors, or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees and collaborators who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our efforts to obtain marketing authorization or certification and significantly increase our costs to recover or reproduce the data. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to applicable data privacy and security law and regulations. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

If our security measures are breached or unauthorized access to individually identifiable health information or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

Unauthorized access to, or security breaches of, our systems and databases could result in unauthorized access to data and information and loss, compromise or corruption of such data and information. Present and future trial sites, CROs, contractors and consultants also could experience breaches of security leading to the exposure of confidential and sensitive information. Such breaches of security could be caused by computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks, and other malicious activity, which may be heretofore unknown. The number and complexity of these threats continue to increase over time.

Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, we may in the future maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

In the event of a security breach, our company could suffer loss of business, severe reputational damage adversely affecting investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, the loss of preclinical study or clinical trial data from completed or future preclinical studies or clinical trials could result in delays in our efforts to obtain marketing authorization or certification and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third- party solution providers and consultants. Although we expend significant resources to create security protections that shield our data against potential theft and security breaches, such measures cannot provide absolute security. Moreover, given that we have outsourced our information systems to vendors and rely on cloud-based information systems, we face related security risks which require us to expend resources to protect our technology and information systems.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, CMOs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

We are an international business, and we are exposed to various global risks that could have a material adverse effect on our financial condition and results of operations.

As an international business, which operates in multiple jurisdictions, we are exposed to trends and financial risks of international markets, and are also required to comply with varying legal and regulatory requirements in such multiple jurisdictions. Profitability from international operations may be limited by risks and uncertainties related to regional and global economic conditions, regulatory clearances, approvals or certifications and reimbursement approvals, and our ability to implement our overall business strategy in various jurisdictions. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.

International sales and operations are subject to a variety of risks, including:

●	foreign currency exchange rate fluctuations;
●	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;
●	burdens and costs of compliance with a variety of foreign laws;
●	foreign tax laws and potential increased costs associated with overlapping tax structures;
●	greater difficulty in staffing and managing foreign operations;
●	greater risk of uncollectible accounts;
●	longer collection cycles;
●	logistical and communications challenges;
●	changes in labor conditions;
●	political and economic instability, including, without limitation, due to natural disasters or other catastrophic events, such as the Russian invasion of Ukraine and world sanctions on Russia, Belarus, and related parties, terrorist attacks, pandemic diseases, such as the ongoing COVID-19 pandemic, hurricanes, fire, floods, pollution and earthquakes;
●	greater difficulty in protecting intellectual property;
●	the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by Our Products; and

●	general economic and political conditions in these foreign markets.

International markets are also affected by economic pressure to contain reimbursement levels and healthcare costs. Profitability from international operations may be limited by risks and uncertainties related to regional economic conditions, regulatory clearances and approvals and reimbursement approvals, competing products, infrastructure development, intellectual property rights protection and our ability to implement our overall business strategy. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.

Further, as a result of escalating tensions and the subsequent invasion of Ukraine by Russia, the United States and other countries have imposed sanctions on Russia, including its major financial institutions and certain other businesses and individuals. Russia may respond in kind, and the continuation of the conflict may result in additional sanctions being enacted by the United States, other North Atlantic Treaty Organization member states, or other countries. We cannot predict the impact of Russian activities in Ukraine and any heightened military conflict or geopolitical instability that may follow, including heightened operating risks and production disruptions in Russia and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, higher energy costs, higher manufacturing costs, disruptions in raw materials supplies, increased raw material costs and higher supply chain costs. Although we do not presently foresee direct material adverse effects upon our business, financial condition, or results of operations as a result of developments in Ukraine and the consequent controls and sanctions, these factors may affect companies in many sectors and could lead to increased market volatility and uncertainty, which could affect us in turn.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the planned clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our Alpha DaRT technology or any future products or product candidates we develop, cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product (which may include inherent dangers in the use of radioactive materials), negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our Alpha DaRT technology or any future products or product candidates we develop that we may develop;
●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	initiation of investigations by regulators;
●	costs to defend the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to trial participants or patients;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenue;
●	exhaustion of any available insurance and our capital resources; the inability to commercialize our Alpha DaRT technology or any future products or product candidates we develop; and

●	a decline in our share price.

Failure to obtain or retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators. Although we have clinical trial insurance, our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs for our Alpha DaRT technology and the diseases our technology is being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following marketing authorization or certification of our Alpha DaRT technology or other future products or product candidates, if any. Social media practices in the medical device, biotechnology and biopharmaceutical industries continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in a future blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our Alpha DaRT technology or other future products or product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, our Alpha DaRT technology or other future products or product candidates. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including a global pandemic like the ongoing COVID-19 pandemic, earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war or terrorist attack, explosion or pandemic could impact our business. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume operations. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

Risks Related to Being a Public Company

We are incurring increased costs as a result of operating as a newly public company, and our management will devote substantial time to new compliance initiatives.

As a newly public company subject to reporting requirements in the United States, we are incurring significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have substantially increased our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or the combined company’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The applicable provisions of the Sarbanes-Oxley Act require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions of our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that is required to include in the periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the share price of the combined company could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain listing on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

Risks Related to Ownership of Our Ordinary Shares

Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares.

Certain provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;
●	Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;
●	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
●	our Articles divide our directors into three classes, each of which is elected once every three years;
●	our Articles generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders and the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, require a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;
●	our Articles do not permit a director to be removed except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders; and
●	our Articles provide that director vacancies may be filled by our board of directors.

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations and guidelines promulgated thereunder, or the Innovation Law, to which we are subject due to our receipt of grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), a recipient of IIA grants such as us must report to the IIA regarding any change of control of the company or regarding any change in the holding of the means of control of the company which results in any non-Israeli citizen or entity becoming an “interested party”, as defined in the Innovation Law, in the company, and in the latter event, the non-Israeli citizen or entity will be required to execute an undertaking in favor of IIA, in a form prescribed by IIA, acknowledging the restrictions imposed by such law and agreeing to abide by its terms.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Certain Material Israeli Tax Considerations—Taxation of Our shareholders.”

We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for such shares.

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling such shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See the section titled "Dividend and Liquidation Rights" in Exhibit 2.1 to this Annual Report. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Certain Material Israeli Tax Considerations” for additional information.

The market price and trading volume of our ordinary shares may be volatile and could decline significantly.

The stock markets, including Nasdaq on which we have listed our ordinary shares and our warrants under the symbol “DRTS,” and “DRTSW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our ordinary shares and our warrants, the market price of our ordinary shares and our warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and our warrants may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares and our warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of the ordinary shares and warrants as of the date immediately following the date of this Annual Report. We cannot assure you that the market price of our ordinary shares and our warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;
●	additions and departures of key personnel;
●	failure to comply with the requirements of Nasdaq;
●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;
●	publication of research reports about us;
●	the performance and market valuations of other similar companies;
●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;
●	commencement of, or involvement in, litigation involving us;
●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;
●	speculation in the press or investment community;
●	actual, potential or perceived control, accounting or reporting problems;
●	changes in accounting principles, policies and guidelines; and
●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in its stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

●	labor availability and costs for hourly and management personnel;
●	profitability of our products, especially in new markets and due to seasonal fluctuations;
●	changes in interest rates;
●	impairment of long-lived assets;
●	macroeconomic conditions, both internationally and locally;
●	changes in competitive conditions;
●	expansion to new markets; and
●	fluctuations in commodity prices.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

The trading market for the ordinary shares will be influenced by the research and reports that industry or financial analysts publish about its business. Alpha Tau does not control these analysts, or the content and opinions included in their reports. As a new public company, Alpha Tau may be slow to attract research coverage and the analysts who publish information about the ordinary shares will have had relatively little experience with Alpha Tau, which could affect their ability to accurately forecast Alpha Tau’s results and make it more likely that Alpha Tau fails to meet their estimates. In the event Alpha Tau obtains industry or financial analyst coverage, if any of the analysts who cover Alpha Tau issues an inaccurate or unfavorable opinion regarding it, Alpha Tau’s share price would likely decline. If one or more of these analysts cease coverage of Alpha Tau or fail to publish reports on it regularly, Alpha Tau’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of its

Securities.

If we fail to continue to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, Alpha Tau can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if Alpha Tau’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Alpha Tau’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

We qualify as an emerging growth company within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. Alpha Tau intends to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. Alpha Tau could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if its total annual gross revenue exceeds $1.07 billion, if it issues more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time it is a “large accelerated filer” under U.S. securities laws.

Alpha Tau cannot predict if investors will find ordinary shares less attractive because it may rely on these exemptions. If some investors find ordinary shares less attractive as a result, there may be a less active trading market for ordinary shares and Alpha Tau’s share price may be more volatile. Further, there is no guarantee that the exemptions available to Alpha Tau under the JOBS Act will result in significant savings. To the extent that Alpha Tau chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact Alpha Tau’s financial condition.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. We qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although it is subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Alpha Tau is a foreign private issuer, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Alpha Tau on June 30, 2022. In the future, Alpha Tau would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Alpha Tau loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Alpha Tau would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Alpha Tau would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describes the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Our Amended and Restated Articles of Association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

Our Amended and Restated Articles of Association (the “Articles”) provide that, unless Alpha Tau consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act (for the avoidance of any doubt, such provision does not apply to any claim asserting a cause of action arising under the Exchange Act). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Alpha Tau or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against Alpha Tau and our directors, officers and employees. Alternatively, if a court were to find these provisions of the Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Alpha Tau may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Alpha Tau’s business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in Alpha Tau’s share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of the Articles described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Alpha Tau’s securities.

Alpha Tau’s ordinary shares and warrants are listed on Nasdaq under the symbols “DRTS” and “DRTSW,” respectively. Unlike an underwritten initial public offering of the Alpha Tau securities, the initial listing of Alpha Tau’s securities as a result of the Business Combination did not benefit from the following:

●	the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;
●	underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; and
●	underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business, prospects and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. HCCC’s investors must rely on the information in this Annual Report and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of Alpha Tau’s business or material misstatements or omissions in this Annual Report.

In addition, because there were no underwriters engaged in connection with the Transactions, prior to the opening of trading on the trading day immediately following the Closing Date, there was be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of Alpha Tau’s securities did not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There were be no underwriters assuming risk in connection with an initial resale of Alpha Tau’s securities or helping to stabilize, maintain or affect the public price of Alpha Tau’s securities following the closing. Moreover, neither Alpha Tau nor HCCC engaged in, nor will they, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the Alpha Tau’s securities that will be outstanding immediately following the closing. In addition, since we became public through a merger, securities analysts of major brokerage firms may not provide coverage of Alpha Tau since there is no incentive to brokerage firms to recommend the purchase of its ordinary shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on Alpha Tau’s behalf. All of these differences from an underwritten public offering of Alpha Tau’s securities could result in a more volatile price for the Alpha Tau’s securities.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon completion of the merger. Further, the lack of such processes in connection with the listing of our securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Alpha Tau’s securities during the period immediately following the listing than in connection with an underwritten initial public offering.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect Alpha Tau’s business.

Many of Alpha Tau’s employees, including certain management members operate from its offices that are located in Jerusalem, Israel. In addition, a number of Alpha Tau’s officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect Alpha Tau’s business and operations. Recently, there has been an unprecedented degree of political instability in Israel, with four sets of elections for the Israeli parliament, or Knesset, in a two-year period. While a new government was formed in June 2021, there is no guarantee that it will last for a significant portion of its full four-year term and provide political stability. On the military front, in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which Alpha Tau’s employees are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect Alpha Tau’s operations and results of operations.

Alpha Tau’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, Alpha Tau cannot assure you that this government coverage will be maintained or that it will sufficiently cover Alpha Tau’s potential damages. Any losses or damages incurred by Alpha Tau could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm Alpha Tau’s results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on Alpha Tau’s results of operations, financial condition or the expansion of its business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect Alpha Tau’s business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, Alpha Tau’s business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Alpha Tau’s operations could be disrupted by such call-ups, which may include the call-up of members of its management. Such disruption could materially adversely affect its business, prospects, financial condition, and results of operations.

Alpha Tau may become subject to claims for remuneration or royalties for assigned service invention rights by Alpha Tau’s employees, which could result in litigation and adversely affect Alpha Tau’s business.

A significant portion of Alpha Tau’s intellectual property has been developed by its employees in the course of their employment by Alpha Tau. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee during and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although Alpha Tau generally enters into agreements with its employees pursuant to which such individuals assign to it all rights to any inventions created during and as a result of their employment with Alpha Tau, Alpha Tau may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, Alpha Tau could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such monetary claims (which will not affect Alpha Tau’s proprietary rights), which could negatively affect its business.

Certain tax benefits that may be available to Alpha Tau, if obtained by Alpha Tau, would require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase Alpha Tau’s costs and taxes.

Alpha Tau may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If Alpha Tau obtains tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, it will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, Alpha Tau’s Israeli taxable income may be subject to Israeli corporate tax rates of 23% in 2018 and thereafter. Additionally, if Alpha Tau increases its activities outside of Israel through acquisitions, for example, its activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

It may be difficult to enforce a U.S. judgment against Alpha Tau, its officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on Alpha Tau’s officers and directors and these experts.

Most of Alpha Tau’s directors or officers are not residents of the United States and most of their and Alpha Tau’s assets are located outside the United States. Service of process upon Alpha Tau or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against Alpha Tau or its non-U.S. directors and executive officers may be difficult to obtain within the United States. Alpha Tau have been informed by its legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against Alpha Tau or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against Alpha Tau or its non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if (among other things) it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, or if it was obtained by fraud or in absence of due process, or if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Your rights and responsibilities as a shareholder of Alpha Tau will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Alpha Tau is incorporated under Israeli law. The rights and responsibilities of holders of the ordinary shares are governed by the Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute your ownership interests and may depress the market price of the ordinary shares.

As of March 7, 2022, following the closing of the Business Combination, we had warrants outstanding to purchase up to an aggregate of 3,970,693 ordinary shares as well had granted options to our employees to purchase a total of 6,162,660 ordinary shares and 1,031,250 RSUs. Further, we may choose to seek third party financing to provide additional working capital for our business, in which event we may issue additional equity securities. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection

If Alpha Tau or any of its subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Alpha Tau believes it was not a PFIC in 2021. Based on the current and anticipated composition of the income, assets and operations of Alpha Tau and its subsidiaries, there is a risk that Alpha Tau may be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Alpha Tau cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether Alpha Tau or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of Alpha Tau’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of our income or composition of Alpha Tau or any of its subsidiaries assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether Alpha Tau is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If Alpha Tau is a PFIC for any taxable year, a U.S. Holder of Alpha Tau ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of Alpha Tau ordinary shares and Alpha Tau warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to Alpha Tau and the ownership of Alpha Tau ordinary shares and/or Alpha Tau warrants.

If a U.S. Holder is treated as owning at least 10% of the Alpha Tau stock, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Alpha Tau stock, such person may be treated as a “United States shareholder” with respect to Alpha Tau, or any of its subsidiaries, if Alpha Tau or such subsidiary is a “controlled foreign corporation.” If Alpha Tau has one or more U.S. subsidiaries, certain of Alpha Tau’s non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether Alpha Tau is treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. Alpha Tau cannot provide any assurances that it will assist U.S. Holders in determining whether Alpha Tau or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Alpha Tau, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

As a result of the Business Combination, the IRS may not agree that Alpha Tau should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Alpha Tau, which is incorporated and tax resident in Israel, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Alpha Tau is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, Alpha Tau would be liable for U.S. federal income tax on its income in the same manner as any other U.S. corporation and certain distributions made by Alpha Tau to Non-U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of Alpha Tau may be subject to U.S. withholding tax.

Based on the terms of the Business Combination and certain factual assumptions, Alpha Tau does not currently expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Alpha Tau as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code Alpha Tau’s status as a non-U.S. corporation for U.S. federal income tax purposes, Alpha Tau and certain Alpha Tau shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Alpha Tau and future withholding taxes on certain Alpha Tau shareholders, depending on the application of any applicable income tax treaty that may apply to reduce such withholding taxes.

You should consult your own advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences if the classification of Alpha Tau as a non-U.S. corporation is not respected.

The Articles provide that unless Alpha Tau consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between Alpha Tau and its shareholders under the Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall, unless Alpha Tau consents otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Alpha Tau, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Alpha Tau to Alpha Tau or Alpha Tau’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Articles will not relieve Alpha Tau of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of Alpha Tau will not be deemed to have waived Alpha Tau’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with Alpha Tau or its directors or other employees which may discourage lawsuits against Alpha Tau, its directors, officers and employees.

Item 4.Information on the Company.

A. History and Development of the Company

We were founded in November 2015 by Uzi Sofer, Alpha Tau’s Chief Executive Officer and Chairman, along with the inventors of the Alpha DaRT technology including Professor Itzhak Kelson and Professor Yona Keisari of Tel Aviv University, Alpha Tau’s Chief Physics Officer and Chief Scientific Officer, respectively. Together, they founded Alpha Tau with the goal of bringing this innovative technology out of the laboratory and into patients, in order to bring hope to cancer patients around the world. We are registered with the Israeli Registrar of Companies. Our registration number is 51-534453-9. Our website address is www.alphatau.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

The main address of our principal executive offices is Kiryat HaMada St. 5, Jerusalem, Israel 9777605 and its telephone number is +972 (3) 577-4115. Our agent for service of process in the United States is Alpha Tau Medical, Inc., 1 Union Street 3rd Floor, Lawrence, MA 01840 For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Recent Developments

On July 7, 2021, we entered into the Merger Agreement with HCCC and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into HCCC, with HCCC surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on March 7, 2022, HCCC became a wholly owned subsidiary of Alpha Tau.

B. Business Overview

Company Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We evaluated the feasibility, safety and efficacy of the Alpha DaRT technology in a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck. Efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT in August 2020. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product). To support our U.S. strategy, we are conducting a multi-center pilot feasibility trial to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT at Memorial Sloan Kettering Cancer Center and up to five other clinical sites around the United States. All ten patients in this trial were treated in the second half of 2021. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks, all ten lesions treated demonstrated a complete response to the treatment, with no product-related serious adverse events observed. We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe.

While local radiation therapy has been a mainstay of cancer therapy for years, it has been mostly limited to modalities utilizing beta or gamma emissions, which primarily destroy cells through an indirect mechanism relying on oxygen and the generation of free radicals to cause single-strand DNA breaks. By contrast, alpha radiation has hundreds of times the linear energy transfer rate of beta-emitters. Additionally, alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta’s lighter mass and lengthier (up to 12 mm) path, have been shown to destroy radioresistant cells in clinical studies – causing multiple, irreparable, double-strand DNA breaks and other cellular damage upon direct impact – within a very short distance. Accordingly, we believe that alpha radiation has several significant potential advantages for use in cancer radiotherapy, including a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation), imperviousness to factors such as hypoxia, and a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range in living tissue, as the range of less than 100 μm is insufficient to provide meaningful clinical utility.

The Alpha DaRT technology employs a series of radioactive sources that are embedded with Radium-224 to enable a controlled, intratumoral release of alpha-emitting atoms which diffuse and decay throughout the tumor, seeking to kill cancerous cells with localized precision, while penetrating deeper into the tumor than can otherwise be reached by the limited ranges of the alpha particles themselves. Due to the inherent limited range of the alpha particles, we believe that the Alpha DaRT technology has the potential to deliver powerful and localized precise killing impact to the tumor without damage to surrounding healthy tissue. By combining the innate relative biological effectiveness and short range of alpha particles in a single-use disposable form, we believe that the Alpha DaRT could address tumors that have otherwise demonstrated poor response to radiation therapy or other standards of care, with the potential to apply to a wide range of tumors and clinical settings.

We evaluated the feasibility, safety and efficacy of the Alpha DaRT technology in a first-in-human study of locally advanced and recurrent SCC cancers of the skin and head and neck, the results of which were subsequently published in the International Journal for

Radiation Oncology, Biology, Physics and which elicited a positive editorial reaction in the same journal. Efficacy was evaluated in 28 tumors of the skin and head and neck, and results showed that Alpha DaRT achieved a >78% complete response rate. The trial was conducted in an elderly (median age = 80.5 years) and largely pre-treated patient population, with 42% of the target lesions, including non-evaluated lesions, having already received radiation therapy. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. Following these initial positive results, we substantially expanded our clinical evaluations in later trials to a much wider patient population. Specifically, we initiated follow-on studies at multiple clinical sites in Israel and around the world, to evaluate Alpha DaRT in cancers of the skin, superficial soft tissue, or oral cavity, regardless of cell type, which includes SCC as well as basal cell carcinoma, melanoma, skin metastases, and others. As of February 28, 2022, across our clinical trials involving superficial lesions, i.e. tumors of the skin, head or neck, Alpha DaRTs have been administered to over 100 lesions, with no treatment-related severe adverse events, and in a pooled analysis evaluating those lesions that reached the evaluation endpoint per the treatment protocol of the applicable clinical trial, we have observed an overall response rate of 98%, including a complete response rate of 74%. The supportive data from these first trials also led to the U.S. Food and Drug Administration, or FDA, granting Breakthrough Device Designation to the Alpha DaRT for the treatment of patients with SCC of the skin or oral cavity without curative standard of care.

In parallel, we are pursuing a similar approach towards seeking FDA marketing authorization for other uses for the Alpha DaRT technology in other indications by conducting feasibility studies and then generating potentially registrational data in other indications, such as breast, pancreas and prostate cancers, or applications such as combinations with immunotherapies.

We have engaged with a number of prestigious medical and educational institutions and, as of March 21, 2022, have nine clinical studies ongoing worldwide across these two parallel strategies, of generating data in superficial tumors as well as conducting studies in other indications.

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on 19 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed in previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases.

The Company was founded in November 2015 by Uzi Sofer, our Chief Executive Officer and Chairman, along with the inventors of the Alpha DaRT technology including Professor Itzhak Kelson and Professor Yona Keisari of Tel Aviv University, our Chief Physics Officer and Chief Scientific Officer, respectively. Together, they founded Alpha Tau with the goal of bringing this innovative technology out of the laboratory and into patients, in order to bring hope to cancer patients around the world.

We have also devoted a significant amount of time and resources establishing a robust patent portfolio so as to gain a strong scientific and commercial foothold worldwide. As of December 31, 2021, our patent portfolio included 83 issued patents, and 76 pending patent applications including two allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Mexico, India, Hong Kong, Singapore, South Africa and ARIPO.

Our Therapeutic Focus

While we believe the Alpha DaRT has the potential to revolutionize the treatment of nearly all solid tumors, we have identified three initial areas of therapeutic focus for the development of our Alpha DaRT technology:

1.	Localized and Unresectable - Localized tumors of a type where either current treatment options are inadequate or unavailable for the patient, e.g., refractory or recurring tumors following surgery and/or radiation, unresectable tumors, or tumors in patients who are unable to withstand surgery. Some of these tumor types include SCC, head and neck SCC, and prostate tumors.

2.	High Unmet Need. Tumor types with high unmet need, limited treatment options and generally poor prognosis, such as pancreatic adenocarcinoma and glioblastoma.
3.	Metastatic. By combining our Alpha DaRT technology with systemic therapies, such as checkpoint inhibitors, we seek to boost the Alpha DaRT’s potentially immunogenic activity and trigger an immune response to detect and destroy metastatic cancers throughout the body.

Development Pipeline

We have a number of active clinical programs targeting a range of different tumor types. Our global clinical trial strategy involves progressing our lead program in superficial tumors, particularly in the United States, while conducting feasibility studies in order to evaluate the potential of the Alpha DaRT in other tumor areas of high unmet need or metastatic disease. As of February 28, 2022, we have administered Alpha DaRT treatment to over 110 tumors across eight clinical trials. The following table summarizes our development pipeline:

Potential Advantages of the Alpha DaRT Technology

We believe the Alpha DaRT technology may offer the following potential advantages:

●	Potential to destroy solid tumors and preserve health tissue. Proprietary technology designed to harness alpha radiation in an effort to destroy solid tumors irreparably with localized precision, while sparing surrounding healthy tissue and limiting systemic side effects.
●	Broad potential utility across multiple tumors types supported by compelling safety data. Anti-tumor activity in clinical trials and pre-clinical studies has been observed across multiple tumor types, regardless of the size or location of the tumor or prior treatments, and the Alpha DaRT was generally well-tolerated in these studies and trials. We have also not observed any tumor types that demonstrated resistance to treatment with the Alpha DaRT technology. Taken together, we believe these results suggest the potential to treat patients with high unmet need.
●	Promising preliminary efficacy results. In a first-in-human study of 28 tumors of locally advanced and recurrent SCC cancers of the skin and head and neck, results showed that Alpha DaRT achieved 100% overall response rate with over 78% complete response rate.

●	Potential to treat patients with limited treatment options. Our Alpha DaRT technology is designed to deliver a powerful but conformal dose of radiation to a very targeted area, which we believe has the potential to address patients who have radio-resistant or recurring tumors, who are ineligible for surgery or for whom surgery would not have a meaningful impact on quality of life, or who otherwise would have limited treatment options.
●	Potential ease of use for patients and physician. Potential to be convenient and efficient for both physician and patient alike: The Alpha DaRT technology is designed to be administered through a quick, minimally invasive, generally outpatient procedure, with minimal radioactive exposure, and to yield rapid results without the need for hospitalization or protective gear. We believe that, if approved and commercialized, physicians could easily adapt the customizable treatment to a wide patient profile range without the need to purchase special equipment.
●	Potential stimulatory immune effect. Pre-clinical studies have demonstrated encouraging anti-tumor immune responses, cancer resistance and prolonged survival, with early results suggesting potential systemic cancer immune response when tested in combination with immunotherapies or other systemic therapies:

Our Strategy

Our mission is to use our proprietary Alpha DaRT technology to transform the treatment of solid tumors and broaden the potential scope of local radiotherapy delivery across multiple clinical settings. Key elements of our strategy include:

●	Complete our ongoing U.S. clinical trial evaluating the feasibility of Alpha DaRT in treating malignant skin and superficial soft tissue tumors. We are conducting a multi-center pilot feasibility trial to explore the delivery of radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT at Memorial Sloan Kettering Cancer Center and up to five other clinical sites around the United States. All ten patients in this trial were treated in the second half of 2021. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks, all ten lesions treated demonstrated a complete response to the treatment, with no product-related serious adverse events observed. Pending feedback from the FDA, we anticipate initiating a pivotal trial in 2022.
●	Advance our global development pipeline by conducting feasibility studies in other tumors of high unmet need or metastatic diseases. We are seeking to develop the Alpha DaRT technology by conducting feasibility studies in other indications and then generating potentially registrational data in other such indications, such as breast, pancreas and prostate cancers, as well as in patients with metastatic cancer. As of March 21, 2022, we have nine clinical trials ongoing worldwide. We are also planning to investigate additional indications in pre-clinical studies, including hepatic cell carcinoma, glioblastoma multiforme, lung cancer and others.
●	Continue to evaluate the potential systemic immune response generated by the Alpha DaRT, particularly in combination with immunotherapies. We have conducted extensive pre-clinical studies focused on the combination of Alpha DaRT with immunomodulators, which have demonstrated encouraging anti-tumor immune responses. By combining our Alpha DaRT technology with systemic therapies, we seek to harness the Alpha DaRT’s potential immunogenic activity and trigger an immune response to detect and destroy metastatic cancers. In November 2021 we enrolled the first patient in our feasibility combination study of Alpha DaRT and pembrolizumab (Keytruda) for the treatment of SCC of the head and neck, or HNSCC, in Israel. We are currently constructing our own radioactive pre- clinical laboratory at our headquarters in Jerusalem, Israel to further enhance our capabilities of exploring potential combination therapies with Alpha DaRT.
●	Expand our independent manufacturing capabilities across strategic geographical regions. We are establishing production sites in key regions around the world to supply sufficient radioactive sources with fast, reliable and cost-efficient delivery to our global clinical trials and core markets where we may seek additional marketing authorizations. We currently operate two manufacturing plants: a first facility located in Jerusalem, Israel and the second facility located in the United States, in Lawrence, Massachusetts. We are in the design phase for a facility in Togane, Japan.
●	Pursue marketing authorization and, if authorized, third-party payor coverage in multiple geographies, with a focus on the United States. We anticipate pursuing marketing authorization, third-party payor coverage and reimbursement for the use of our Alpha DaRT technology in multiple geographies, with a focus on the United States. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel.

Background of Radiation-Based Cancer Treatment

Solid Tumors

Tumors develop as an accumulation of mutated cells that are unable to regulate their growth, moving through the cell cycle uncontrollably and dividing excessively with properties that enable them to invade and destroy surrounding tissue. Cancer cells are able to co-opt the microenvironment, which enables the tumors to bypass the immune system and promote further growth and spread. Cancer cells can break away from the original tumor via the blood stream or the lymphatic system to form new cells elsewhere, called metastasis, and cause the growth of new blood vessels, a process called angiogenesis, which gives tumor cells a source of oxygen, nutrients and a mechanism to release waste products. In 2020 alone, there were over 19 million new cancer diagnoses and 10 million cancer-related deaths worldwide, of which over 90% related to solid tumors, according to the World Health Organization’s International Agency for Research on Cancer.

Radioactive Decay

Radioactive decay, the process by which a source emits energy that can penetrate certain materials, is well known for its extreme potency and capacity to destroy living cells when the radiation generated is at a sufficiently high intensity. Such sources include elements that possess an excess or imbalance of energy and consequently lack internal stability. As a result, such elements, termed radionuclides or radioisotopes, will naturally and spontaneously emit, or radiate, the excess energy in order to stabilize, in a random process which cannot be predicted. However, it is possible to define certain parameters such as the nature of the decay and its likelihood over a specified period of time. Amid the process of radioactive decay, the original element, with the excess energy stripped, will spin off into a new element, or a daughter atom. If this daughter atom is itself unstable, it, too, will shed its excess energy and generate its own daughter atom, setting into motion a decay chain until full stability is ultimately reached. While it remains unknown how long it will take an individual atom to fully stabilize, we can quantify how long it will take, on average, for half of a given quantity of an element to decay: known as a half-life, which can range among different radioisotopes from as little as infinitesimal fractions of a second, to billions of years.

Alpha, Beta, and Gamma Radiation

Specific radioactive elements will consistently undergo one or more types of radioactive decay with their own, fixed characteristics, and can result in the release of particles or photons. For example, the element Radium-224 will undergo decay by shedding two protons and two neutrons (alpha particle), generating the element Radon-220, and in so doing, emit energy during the release of the alpha particle. This process is known as alpha radiation or alpha decay, and the alpha particle, bearing the mass-heavy, sloughed-off protons and neutrons, will itself be heavy (with an atomic mass of 4). By comparison, one form of beta decay occurs when an element emits an electron, with a negative charge and a relatively low mass. Alpha particles are far bulkier and slower than beta particle electrons: over 7,000 times heavier with approximately 200 times the linear energy transfer rate.

Alpha and beta particles, being charged, interact with the charges of every atom they encounter and continually slow down as they travel. Because alpha particles have such a high mass and linear energy transfer rate, they dissipate their energy quickly and are unable to penetrate most surfaces, even as thin as a piece of paper. Alpha particles therefore have no clinical impact when delivered externally, since they cannot penetrate the skin. On the other hand, beta particles are more nimble than their alpha counterparts and can penetrate further into matter; however, because they have equally low mass as the electrons they encounter, beta particles transfer their energy and also fade quickly when encountering a surface of some thickness, such as being stopped by a sheet of aluminum.

Gamma decay, by contrast, does not involve any transfer of charge but rather a reconfiguration of the existing subatomic particles, triggering the emission of high-energy photons in the form of gamma rays that can pass longer distances and are attenuated over lengths, depending on the medium being traversed.

Radioactivity involves spontaneity, with high radioactivity corresponding to high likelihood of sporadic emissions towards stabilization. Clinical application of the emitted energy – the alpha particles, beta particles and gamma rays – from a radioactive source therefore demands the controlled harnessing of a spontaneous phenomenon, but with some predictable, key parameters, towards a specific desired outcome.

Mechanisms of Alpha, Beta, and Gamma Radiotherapy

Radiation, when aimed towards the destruction of cancerous or other damaged cells in the body, is known as radiotherapy. Depending on the patient’s particular condition, radiotherapy can be either an alternative or a complement to surgery or systemic therapies for the treatment of cancer.

Cell death induced by radiotherapy can occur either through direct or indirect DNA damage. Alpha particles generate direct DNA damage, while beta particles and gamma rays destroy cancer cells primarily when they encounter oxygen: specifically, they rely on the presence of oxygen which, upon impact from the beta or gamma radiation, forcefully ejects electrons in a process known as ionization, wherein these atoms, now excited with unpaired electrons, become free radicals which are highly reactive. While the beta or gamma radiation will have little direct impact on the cells, the highly reactive free radicals will react with cellular machinery, including a strand of DNA should they encounter one, generating a single-strand break in the DNA. This is often a short- lived success, however, as the cancer cell may be able to reconstitute or repair the DNA damage after single- strand breaks, depending on its current position in the cell cycle. By contrast, alpha-emitters, with hundreds of times the linear energy transfer rate of beta-emitters, and alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta particles’ lighter mass and lengthier (up to 12 mm) path, have destroyed radioresistant cells more effectively than other forms of radiation such as photons (e.g. X-rays) in pre-clinical studies – causing multiple, irreparable, DNA double-strand breaks and other cellular damage upon direct impact – within a very short distance. Alpha radiotherapy has approximately 500x more concentrated cytotoxic potency than beta particles, with radioactive potency that attenuates as they travel. Beta and gamma radiation are inherently limited in their use in radiotherapy, as their weaker potency and their reliance on multiple interactions demand significantly higher levels of radiation to destroy cancer cells, and these modalities have shown limited efficacy in hypoxic tumor tissue due to the lack of oxygen to generate free radicals. In addition, the relatively long range of beta and gamma increases the risk of greater imprecision, dissipation of potency, and potential collateral tissue damage. By contrast, we believe that alpha radiotherapy, owing to the nature of its high strength and very tightly controlled range, as well as the direct cellular impact not reliant on oxygen, has the potential to overcome treatment resistance to beta and gamma radiotherapy, and to offer a highly conformal and effective source of radiotherapy with very limited damage to surrounding tissues.

We believe that alpha radiation may also have the potential to generate an immune-modulated systemic effect in the body when being used for localized treatment, given that it possesses several unique properties:

(a)its high linear energy transfer, (b) rapid tumor cell destruction while sparing the surrounding lymphatic tissue, nearby tissues and blood vessels, and (c) the potential to release large amounts of tumor antigens and attract inflammatory and immune cells into the tumor vicinity.

Systemic vs. Local Radiotherapies

Radiotherapy can be deployed as both a systemic agent and as a localized therapy. Systemic therapies are those which treat the entire body, and in the context of cancer therapies generally utilize pharmaceutical products, such as chemotherapy or immunotherapy drugs, injected into the body to damage (or stimulate the body to damage) cancer cells throughout the body preferentially over other cells. Local therapies, such as surgical excision, are those which address a disease or injury at a specific point, and in the context of cancer therapies will generally target a specific tumor or set of tumors to be treated.

Localized radiotherapy is commonly performed by External Beam Radiotherapy, or EBRT, directing external beams of gamma radiation powerful enough to penetrate the body and damage or destroy cancer cells’ DNA if such cells are in the process of division. EBRT remains a widely used form of radiotherapy, but due to the high doses required for tumor control, results in normal tissue toxicity. While toxicity has been reduced due to technologic improvements such as Intensity-modulated radiation therapy, or IMRT, which allow for a more conformal treatment, significant side effects have continued to be observed in the clinic.

Developments in the field of nuclear medicine have introduced the use of radiopharmaceuticals or radio- labeled antibodies, drugs containing a radiation-emitting radionuclide that is naturally absorbed into specific organs or binds to specific molecules to target specific organs, tissues or cells within the body. Systemic radiotherapy involves the use of isotopes such as beta emitting Iodine-131, Strontium-89, Samarium-153, and Radium-223, alone or attached to targeting molecules and injected in liquid form into the body intravenously to travel through the bloodstream to kill cancerous cells, and are then ejected from the body via urine, sweat, and saliva.

Limitations of Systemic Radiotherapy

Systemic radiotherapy is beset by certain significant limitations. Although the radiopharmaceuticals or radio-labeled antibodies are armed with targeting mechanisms, certain amounts of radionuclide may still damage healthy tissue. Additionally, certain tumors may be beyond the reach of intravenously administered radiopharmaceuticals. Given the need for sufficient concentration of radiation at the tumor site to have an effect, systemic therapy has the potential to generate systemic toxicity and collateral damage to healthy tissue, critical organs and blood vessels, without sufficiently addressing the targeted tumor if the local concentration of radiation on site is insufficient.

Limitations of Local Radiotherapy

In contrast to systemic radiotherapies, local radiotherapies are targeted directly to the cancer and therefore may avoid the shortcomings of systemic treatment. By focusing on the tumor and sparing the healthy cells, there may be fewer debilitating side effects, and the cancerous cells may be destroyed while allowing healthy cells to utilize their superior repair mechanisms to recover from the impact of localized radiation.

Local radiotherapy can be performed either externally, by directing one or more beams of EBRT, such as high-energy X-rays or gamma rays, towards the primary tumor and its immediate surroundings, or internally, through the insertion into the body of radiation in solid form, a procedure known as brachytherapy. EBRT and related therapies can be an effective method of destroying the tumor by irradiation but are prone to causing spillover damage in the surrounding healthy tissue and are therefore not practicable in every situation, as certain tumors may be unable to receive a sufficient therapeutic dose due to the surrounding normal tissue tolerance. Recent innovations in the field, such as IMRT, stereotactic radiosurgery and stereotactic body radiation therapy, have focused on improving the precision of gamma rays to concentrate more radiation in a tighter area, but ultimately face similar limitations from the innate characteristics of gamma rays.

In brachytherapy, small capsules containing a therapeutic dose of radiation, or seeds, are placed in or as close as possible to the tumor. By hewing closely to the tumor and utilizing the sharp dose falloff beyond the seed, physicians may more ably navigate around the healthy surrounding tissue. Brachytherapy, in being based on beta or gamma radiation, has similar concerns with respect to spillover damage in the surrounding healthy tissue.

A less common form of internal radiotherapy is radioembolization, or selective internal radiation therapy, via tiny radioactive beads. The ability of these radioactive beads to adhere to small blood vessels has led to their use in the treatment of liver cancer. Given the unique differential blood supply of the liver, irradiating the tumor and concurrently blocking the blood supply may deprive the tumor of vital oxygen and nutrients.

In any instance of radiotherapy, the total exposure must be carefully calibrated, as the human body has a fixed, maximum level of radiation tolerance before the onset of irreversible toxicity and debilitating side effects, such as impaired brain, spinal cord, kidney and bone marrow function and immune deficiency. With its higher relative biological efficiency enabling lower dose levels for anti-tumor activity, and very limited range, we believe alpha radiotherapy may offer an attractive treatment modality against this backdrop.

Uses of Alpha Radiation in Radiotherapy

We believe alpha radiation has several significant advantages for use in cancer radiotherapy, including having a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation); it is impervious to factors such as hypoxia, and it has a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range of less than 100 μm in living tissue, well below the threshold of clinical utility. For this reason, traditional attempts to deliver alpha radiation locally have failed to generate a clinically useful killing effect.

The limited use to date of alpha radiation in radiotherapy has been in systemic therapies using radiopharmaceuticals. For example, Xofigo, a salt of radium that naturally localizes to regions where cancer cells are infiltrating bone, has been approved by the FDA for the treatment of bone metastases associated with prostate cancer. Other experimental systemic alpha applications often rely on the conjugation of an alpha-emitting radioisotope with a targeting mechanism such as an antibody (creating an antibody-radionuclide conjugate), with the aim of preferential attachment to cancer cells throughout the body before the radionuclide decays. No solution has been approved that delivers local alpha particles able to penetrate into the depth of tumors, which we believe has hindered the local radiotherapeutic utility of alpha emitters.

Our Solution: Alpha DaRT Technology

Mechanism of Action of the Alpha DaRT Technology

The Alpha DaRT technology is designed to act through the controlled release of alpha-emitting atoms directly into a tumor, relying on the innate decay chain of Radium-224 to release and propel multiple alpha emitters deeper into the tumor than can be achieved by the limited (less than 100 μm) ranges of the alpha particles themselves. Radium-224, with a decay chain releasing four alpha particles, has a half-life of approximately 3.7 days, while the remaining decay chain has a total half-life of approximately 12 hours, before eventually stabilizing in inert form.

The Alpha DaRT utilizes stainless steel sources that are embedded with Radium-224. The Alpha DaRT source is designed to be injected into the tumor using one of the proprietary applicators we have developed. Once injected, the radium remains attached to the source, while its daughter atoms detach, spontaneously decay and recoil in succession, with the goal of emitting potentially cytotoxic alpha particle payloads as they move deeper into the tumor until eventually stabilizing. The sources are designed to be placed a few millimeters apart from each other in the tumor to fully utilize the range of each source, and the Alpha DaRT’s localized action is designed to kill the cancer cells while sparing the neighboring healthy cells.

The illustration below depicts the decay chain process of Radium-224, which is affixed to the Alpha DaRT source while its daughter atoms are designed to diffuse inside a tumor.

The graphics below illustrate the radioactivity seen in a cross-section of a tumor grown in a mouse with a single Alpha DaRT source through the center, as well as the impact on the tumor from an adjacent slice under a histological stain. As illustrated, the Alpha DaRT delivered a high dose of radiation in a very conformal form, with near zero radiation detected outside of the 5mm range surrounding the source. This result is also seen clearly under histological stain, where the corresponding section of the tumor was destroyed while the surrounding environs continued to be unaffected by radiation.

The radioisotopes are designed to disperse in the cancerous medium by diffusion and convection due to the tumor chaotic vascularity, as well as from ongoing recoil during the repeated alpha decays. Moreover, the blood vessels formed in tumors tend to have leaky walls, which we believe increases the chance of the radioactive isotopes staying in the tumor and potentially prolonging killing activity. The net result is that the potential range of cell killing in the tumor is up to five millimeters, which is up to 100 times the range of the alpha particles themselves. By contrast, healthy tissue has a highly organized vascular structure, with numerous, well-ordered blood vessels through which a radioisotope can be easily washed out..

In our animal studies, the range of the Alpha DaRT was meaningfully more extensive in tumor tissue than it was in healthy tissue, as shown in the two images below comparing radioactivity visible on a radiograph when inserting the Alpha DaRT into SCC tissue and healthy tissue.

Diffusion in SCC	Diffusion in Healthy Tissue

Our Programs

Clinical Development Plan

Our development strategy is focused on evaluating the safety and efficacy of the Alpha DaRT technology across multiple solid tumor types through broad-ranging pre-clinical studies and into clinical trials. We have successfully completed a first-in-human trial of Alpha DaRT in patients with superficial and skin tumors and are focused on further developing Alpha DaRT for purposes of seeking FDA marketing authorization in this indication. We are also generating additional clinical evidence regarding the Alpha DaRT technology in superficial and skin tumors from clinical sites around the world, to provide further support for a potential FDA marketing authorization and third-party payor coverage and reimbursement in the United States and around the world. In parallel, we are pursuing a similar approach towards developing the Alpha DaRT technology for other uses by conducting feasibility studies and then generating potentially registrational data in other indications, such as breast, pancreas and prostate cancers, or applications such as combinations with immunotherapies. We have engaged with a number of prestigious medical and educational institutions and, as of March 21, 2022, we have nine clinical studies ongoing worldwide.

Squamous Cell Carcinoma of the Skin, Head and Neck

SCCs are cancers which grow out of squamous epithelial cells, commonly found on the skin or in the lining of bodily organs or respiratory and upper digestive tracts. According to the American Cancer Society and the Skin Cancer Foundation, more than one million cases of SCC of the skin are diagnosed every year in the United States. Over 50,000 cases of SCC of the head and neck are diagnosed every year in the United States, with SCC making up approximately 90% of head and neck cancers. In the more difficult cutaneous SCC cases, we estimate that approximately 10% are treated by radiotherapy, and nearly 20% of cutaneous SCC will recur within five years after treatment by superficial radiotherapy. We selected SCC of the skin, head and neck as an initial target for the Alpha DaRT because of the relative simplicity of delineation and delivery to superficial solid tumors, as well as the ability to easily assess the Alpha DaRT’s effects on the tumors and the surrounding tissue on an ongoing basis and to monitor for any potential serious adverse events.

Rabin Medical Center, Israel, and ISRT, Italy (Completed; 2017 – 2019)

We evaluated the feasibility, safety and efficacy of the Alpha DaRT technology in a first-in-human study of locally advanced and recurrent squamous cell carcinoma cancers of the skin and head and neck, the results of which were subsequently published in the International Journal for Radiation Oncology, Biology, Physics and which elected a positive editorial reaction in the same journal. The trial was conducted in an elderly (median age = 80.5 years) and largely pre-treated patient population, with 42% of the treated lesions having already received radiation therapy. Efficacy was evaluated in 28 tumors of the skin and head and neck, and results showed that Alpha DaRT achieved a >78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity.

Study Design

This prospective, first-in-human, multi-center clinical study initially included 31 lesions across 27 patients. Four patients were enrolled at first to evaluate feasibility, which was defined as the ability to implant Alpha DaRT into a tumor without generating Grade 3 toxicity after three months on treatment. Once feasibility was established, an additional 23 patients were enrolled to further evaluate toxicity and preliminary efficacy, namely, the tumor response and local progression-free survival, or PFS. Eligibility criteria included patients with biopsy- proven squamous cancers of the skin and head and neck with either primary tumors or recurrent/previously treated disease by either surgery or prior external beam radiation therapy; 13 of 31 lesions (42%) received prior radiation therapy. Safety was evaluated according to the Common Terminology Criteria for Adverse Events, or CTCAE, version 4.03. Tumor response was assessed at 30 to 45 days at a follow-up visit using the Response Evaluation Criteria in Solid Tumors, version 1.1, or RECIST. Median follow-up time was 6.7 months when the trial ended in March 2019.

The Eastern Cooperative Oncology Group, or ECOG, Performance Status scale was also evaluated at baseline. Lesions were photographed and measured physically. Additional baseline (pre-insertion) examinations included complete blood test, liver and kidney function tests, urinalysis, and radioactivity measurements in blood and urine. After enrollment, eligible patients underwent a computed tomography, or CT, scan to obtain pretreatment tumor volume. These values were used to determine the appropriate number of Alpha DaRT sources required to encompass tumor volume. Before treatment, an experienced head and neck surgeon evaluated all patients to assess feasibility for further salvage surgery.

Thirty-one lesions in 27 patients were evaluated in this study, including 22 patients from Rabin Medical Center, Israel, and five from Instituto Scientifico Romagnolo per Lo Studio e la Cura dei Tumori, Italy. Of the 31 lesions, efficacy evaluations were conducted on 28 lesions from patients who met the study eligibility criteria, received the protocol-specified Alpha DaRT treatment, and completed the minimum follow-up at 6 weeks after treatment. The average number of Ra-224 DaRT sources inserted into these 31 tumors was 27.7 sources (range, 3-169 sources) of two μCi each, with an average treatment duration of 16.3 days. The average radioactivity of the sources on the day of insertion was 55.4 μCi.

Biosafety Evaluation

Radioactivity measurements (at insertion site, at different body areas, and in blood and urine samples), vital signs, and general assessments of the patients’ medical condition were recorded at baseline and during follow-up visits. There was no measurable radioactivity from the treatment in the blood and urine in patients 30 days after treatment. The values of alpha doses were well within the maximum tolerable doses of radiation for the lungs, kidneys, and bone marrow at 1500, 500, and 100 centiGy (a unit of measuring absorbed radiation dose), respectively.

Study follow-up examinations included repeat blood tests and urinalysis, additional blood and urine radiation measurements, and assessment of ECOG Performance Status scale at four, nine, and 30 days post- Alpha DaRT insertion. Tumor size was measured again at 30 to 45 days following Alpha DaRT insertion. Change in tumor size was assessed by physical examination when possible, or in most cases, by radiological imaging, including PET-CT or CT scans. Tumor response was assessed during a 30-to-45 day follow-up visit using RECIST. Only the irradiated tumor was considered a target lesion for response assessment. Response criteria were defined as follows: complete response, disappearance of the irradiated tumor, or CR; partial response, at least a 30% decrease in the longest dimension of the irradiated tumor, or PR; progressive disease, at least a 20% increase in the longest dimension of the irradiated tumor, taking as reference the smallest longest dimension recorded in radiotherapy, or PD; stable disease, neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for PD, taking as reference the smallest sum since the treatment started. Four to six weeks following Alpha DaRT insertion, a biopsy was obtained if there was clinical suspicion of residual disease. Patients were subsequently evaluated every two months.

Efficacy Results

Twenty-eight target lesions were evaluable to determine tumor response. All evaluable target lesions responded to treatment, with CRs observed in 22 lesions (78.6%), and a PR (tumor reduction between 30% and 100%) was observed in the other six lesions (21.4%). An example of a CR observed in a patient with a newly diagnosed scalp tumor is shown in the figure below.

Pre-Treatment	Alpha DaRT Insertion

30 Days Post Alpha DaRT Insertion

Fifteen of the 16 evaluable lesions (94%) that did not receive prior radiotherapy demonstrated a CR and, among the lesions that were previously treated with radiotherapy, 7 of 12 (58%) had a CR. Among the 22 lesions that achieved a CR, 5 developed a local relapse at the site of DaRT implantation at a median of 4.9 months (range, 2.43-5.52 months) after treatment. The Kaplan-Meier estimated local PFS rate for all patients at one year was 44% (CI, 20.3-64.3%). Among patients with an initial CR to treatment, the Kaplan-Meier estimated local PFS rate at one year was 60%. Only 32% of the patients had a full year of follow-up. Patients who achieved an initial CR had significantly higher local PFS and overall survival rates at one year compared with those who achieved a PR (60.1% and 93% compared with 0% and 0%, respectively) (Fig).

+ Censored
Logrank p <.0001
Local Progression Survival Probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1 22 20 18 12 11 9 7 7 7 7 7 7 5 4 3 3 3 3 3 2 2 0
2 6 4 2 2 2 0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Local Progression-Free Survival, Months
1: Complete response
2: Partial response

Local Progression-Free Survival Stratified by Response Status

Overall survival rates to 12 months post-DaRT implantation were 75% (95% CI, 46.14-89.99%) among all patients and 93% (95% CI, 59.08-98.96%) among complete responders. The median follow-up was 6.7 months (range, 1.45-23.36 months).

One patient who was treated twice for skin SCC exhibited a unique response, as each time a lesion was treated, a second, non-target lesion responded as well, manifesting as CR to the treatment. The details of this patient’s unique response were published in a 2019 case report in the Journal of Contemporary Brachytherapy. The publication concluded that DaRT treatment may play a very important role because it could stimulate an anti-tumor immune reactivity with more ease than low-LET radiation that is used with conventional EBRT.

Furthermore, the destruction of the tumor by DaRT maintains an intact vasculature around the tumor, enabling an influx of immune cells to recognize and destroy tumor cells.

There was no statistically significant difference in local PFS between primary (newly diagnosed) and recurrent lesions at one year. Median local PFS among patients with recurrent tumors was 5.5 months and was 5.09 months for those with primary tumors. There was also no statistically significant difference in local PFS between recurrent or primary lesions. There was no significant difference in initial response rates and toxicity outcomes between patients who received prior radiotherapy and those who did not. Median local PFS among patients with prior radiation was 5.2 months and was 5.1 months for those without previous radiation.

Following these initial positive results, we expanded our clinical evaluations to a wider patient population and initiated follow-on trials at multiple clinical sites in Israel and around the world. These trials are designed to evaluate Alpha DaRT in cancers of the skin, superficial soft tissue, or oral cavity, regardless of cell type, which includes SCC as well as basal cell carcinoma, melanoma, skin metastases, and others. We also initiated a trial to evaluate the retreatment of patients who previously were treated with the Alpha DaRT. As of February 28, 2022, across our clinical trials involving superficial lesions, i.e., tumors of the skin, head or neck, Alpha DaRTs have been administered to over 100 lesions, with no treatment-related SAEs, and in a pooled analysis of patients who were treated per the applicable trial protocol, we identified an overall response rate of 98% observed among those lesions that reached the evaluation endpoint, including a complete response rate of 74%. The data from these first trials led to the FDA granting Breakthrough Device Designation to the Alpha DaRT for the treatment of patients with SCC of the skin or oral cavity without curative standard of care.

Safety Results

Treatment-related adverse events generally included local pain and erythema at the implant site, followed by swelling and mild skin ulceration, and were limited to Grade 1 (mild) or Grade 2 (moderate) adverse events. For pain and Grade 2 skin ulcerations, 90% of patients showed resolution of these adverse events within three to five weeks. In general, these acute toxicities were resolved within a median time of 15 days. In eight patients, the Alpha DaRT sources were inserted adjacent (less than 5 mm) to bone and teeth, and none developed osteoradionecrosis. Two serious adverse events, or SAEs, were reported, both of which were determined to be unrelated to the study treatment. No device-related SAEs were observed during the course of treatment or at follow-up. The incidence rate of device-related SAEs was 0% over time (95% confidence interval, or CI, 0-12.06%) and the incidence rate of unrelated SAEs was 7.14% (95% CI, 1.98-22.65%). Two SAEs were reported, both of which were determined to be unrelated to the protocol therapy. One patient developed pneumonia after therapy and subsequently expired owing to their underlying poor performance status and multiple comorbidities. In a second patient treated with the Alpha DaRT for a SCC confined to the nose, cerebral edema was attributed to a prior course of radiation therapy to the base of skull and posterior orbit. No device- related SAEs were observed during the course of treatment or follow-up. No subsequent toxicities were observed during follow-up visits.

Memorial Sloan Kettering Cancer Center, NY / Multi-Center (Ongoing)

We have received approval of an investigational device exemption, or IDE, from the FDA to evaluate Alpha DaRT in a clinical study designed to collect preliminary safety and efficacy data that may be required to support an application for marketing authorization. The IDE permits us to conduct a clinical study to evaluate the feasibility of Alpha DaRT in treating malignant skin and superficial soft tissue tumors. This trial was initially opened in 2020 at Memorial Sloan Kettering Cancer Center, New York, but recruitment was delayed due to the impact of COVID-19 in New York City. The FDA recently approved our request to convert the study into a multi-center study via the addition of up to five other clinical sites around the United States. Following completion of this trial, and pending further discussion with the FDA, we plan to conduct a single pivotal trial to support U.S. marketing authorization. All ten patients in this trial were treated in the second half of 2021. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks, all ten lesions treated demonstrated a complete response to the treatment, with no product-related serious adverse events observed.

Study Design

The initial IDE study is a pilot feasibility trial in which 10 subjects will be enrolled, with an interim read-out planned after the first five subjects administered with the Alpha DaRT have been evaluated. The primary objectives are to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT, with a goal of achieving successful delivery in at least 7 of the 10 patients, as well as to determine the frequency and severity of acute adverse events. Secondary objectives will include assessments of radiotherapy-related adverse events, tumor response, radiation safety, stability of device placement, and quality of life measures. Eligible patients will have a malignant skin or superficial soft tissue tumor 1-5 cm in size that is suitable for percutaneous interstitial brachytherapy, a form of radiotherapy. The minimum longest dimension for the tumor is 1 cm. The minimum tumor thickness is 4 mm.

After enrolling in the trial, eligible subjects will undergo a volumetric assessment of the tumor by a CT planning scan. Volumetric images will be used to generate the plan for delivering Alpha DaRT by defining the optimal number, size and location for Alpha DaRT source placement. After radiation planning is completed, the Alpha DaRT source will be inserted using pre-planned radiotherapy parameters (with a specified number and size of Alpha DaRT sources). Immediately after placement of the Alpha DaRT sources, a standard planning CT will be performed to assess source positions within the tumor. A physical dose of 10 Gy will be prescribed, which is equivalent to a weighted radiation dose of 200 CGyE.

Approximately two to three weeks after placement of the Alpha DaRT sources, the placement of the sources will be reassessed by volumetric imaging, and then they will be removed. Tumor response will be assessed periodically three months after removal of the Alpha DaRT source.

Combination Study: DaRT + Checkpoint Inhibitor (Recruiting)

As part of our clinical development program for the Alpha DaRT in SCC, in November 2021 we initiated a combination study of the Alpha DaRT and pembrolizumab (Keytruda) for the treatment of HNSCC, in Israel. We chose to evaluate the Alpha DaRT in combination with pembrolizumab for the treatment of HNSCC because in our pre-clinical studies (discussed below), the combined use of Alpha DaRT with immunomodulators resulted in decreased metastatic burden and improved survival in treated animals. Further, the results indicated that this activity was modulated by activation of the immune system. Both pembrolizumab, a humanized antibody targeting the PD-1 receptor of lymphocytes, and Alpha DaRT have shown positive results in clinical studies in the treatment of HNSCC. Consequently we are aiming to explore the combination of these interventions as a potential treatment for metastatic or recurrent HNSCC.

Study Objectives and Design

The primary objectives of this study are to evaluate efficacy of Alpha DaRT in combination with pembrolizumab via the Confirmed Best Overall Response as defined by RECIST. Secondary objectives include assessments of the frequency, severity and causality of acute adverse events related to the Alpha DaRT treatment in combination with pembrolizumab. Patients enrolled in the trial will receive pembrolizumab cycles every three weeks both before and after receiving Alpha DaRT treatment. The study uses a two-stage adaptive design and can recruit up to 48 patients, with a planned interim analysis after the first 18 patients have been treated. Adverse events will be assessed and graded according to CTCAE version 5.0. PFS will be defined as the time from embrolizumab treatment start date to progressive disease according to RECIST or death due to any cause, whichever occurs first. Overall Survival is defined as the time from pembrolizumab treatment start date to death due to any cause or lost to follow up. Duration of Response is defined as the interval from the time measurement criteria are first met for CR, PR, or stable disease (whichever is first recorded) until the first date recurrent or progressive disease is objectively documented. Exploratory objectives include the assessment of immunological parameters as a result of Alpha DaRT administration in combination with pembrolizumab. The image below illustrates the trial design for this combination study:

France Multi-Center– Skin Cancer (Open)

We have initiated a multi-center study at six cancer centers in France to investigate the safety and efficacy of Alpha DaRT for the treatment of malignant cutaneous tumors. The target population will consist of two cohorts: newly diagnosed patients (up to 49 subjects), and patients with recurrent disease or aggressive pathology (i.e., melanoma) (36 subjects). The primary effectiveness endpoint is the assessment of the overall response rate, or ORR, using RECIST criteria, 9 to 11 weeks after Alpha DaRT source insertion. The secondary effectiveness endpoints include assessment of the reduction in tumor volume based on CT / ultrasound / physical examination- measured tumor volume at 9 to 11 weeks, assessment of Alpha DaRT source placement using CT imaging on the day of Alpha DaRT insertion, patient-reported health-related Quality of Life, or QoL, outcomes, and Disease- Free Survival at 12- and 24-months post-Alpha DaRT source insertion. Safety objectives include assessment of acute AEs both related and unrelated to Alpha DaRT administration, according to CTCAE version 5.0, all vital signs, blood and urine tests, and subject external radiation levels, and assessment of chronic AEs related to Alpha DaRT at 12- and 24-months post-source insertion.

Breast Cancer

We selected breast cancer as the next target for clinical evaluation of the Alpha DaRT given the potential for percutaneous access using similar applicators to those we have used in clinical studies evaluating skin, head & neck tumors, as well as the high worldwide incidence of the disease. In the United States, the Surveillance, Epidemiology, and End Results Program of the National Cancer Institute estimates there will be over 280,000 new female breast cancer diagnoses in 2021, and the U.S. Centers for Disease Control and Prevention reports that breast cancer is the second most common cancer in US women, after skin cancer.

Japan – Head and Neck Cancer and Breast Cancer (Recruiting)

According to the Japanese Cancer Information Service, in 2013 there were approximately 25,000 new diagnoses of skin cancers, 19,000 new diagnoses of cancers of the oral cavity & pharynx, and 77,000 new diagnoses of female breast cancer in Japan.

In Japan, we are conducting a clinical study at three cancer centers, in which we plan to recruit a total of 18 patients: 12 with head or neck cancer and six breast cancer patients. The study is designed as a prospective, single arm open-label study. Patients with a history of radiation therapy with cancer of the head and neck or breast which is recurrent and non-responsive or non-indicative for medical treatment are included in the study.

The primary objective and endpoint of this study is to assess the efficacy of Alpha DaRT, and the rate of reduction in tumor size 9 to 11 weeks after the source insertion is evaluated based on RECIST. The secondary objective of this study is to assess the safety of Alpha DaRT, including as measured by the incidence, severity, and frequency of AEs, including during the observation period.

On January 3, 2022, we announced the completion of patient recruitment for the head and neck tumors section of the trial. If the results from the head and neck tumors section of the trial are positive, we may engage with Japan’s Pharmaceuticals and Medical Devices Agency regarding potential review later in 2022. We are continuing to recruit breast cancer patients.

A. Tsyb Medical Radiological Research Center, Russia (Recruiting)

In 2019, we initiated a trial at the A. Tsyb Medical Radiological Research Center in Obninsk, Russia, to investigate the safety and efficacy of Alpha DaRT for the treatment of 30 newly diagnosed breast carcinoma patients with distant metastases.

The primary efficacy endpoint of the study is the assessment of tumor response using RECIST 9 to 11 weeks after Alpha DaRT source insertion. The primary safety endpoint is to assess the frequency, severity and causality of acute AEs related to Alpha DaRT sources insertion, assessed and graded according to CTCAE version 5.0. Other safety endpoints include all AEs related and unrelated to the study treatment, vital signs, blood and urine tests, and subject and personnel radiation levels.

The secondary endpoints include: assessment of the reduction in tumor volume and maximum standardized uptake value (SUVmax) in CT/PET-CT and any pathological remissions, assessment of the Alpha DaRT source placement using CT imaging on the day of placement, patient-reported QoL measures, any abscopal effect on existing distant metastases at the time of Alpha DaRT removal, and PFS for 6 months after Alpha DaRT source insertion.

As of December 31, 2021, one patient had been recruited and treated in this trial. We understand from the clinicians treating her that this patient showed a response following treatment as well as a potential abscopal effect, although we do not expect that this patient will be included in the per-protocol population due to insufficient ongoing imaging.

Pancreatic Cancer

Pancreatic cancer is the fourth leading cause of cancer-related mortality, responsible for 7% of all cancer- related deaths in both men and women. It is associated with an extremely poor prognosis, reflected by a median survival of five to eight months and a five-year survival probability of less than 5% when all stages are combined. Pancreatic cancer is particularly deadly due to the fact that there are no unique symptoms in its early stages, and, since the pancreas is obscured by other organs in the abdomen and is difficult to visualize clearly on imaging tests, it is therefore typically not detected before having already metastasized to regional lymph nodes, the liver, the lungs or other visceral organs such as the stomach or colon. We selected pancreatic cancer as a target for the Alpha DaRT technology in light of the poor prognosis associated with this particular cancer, as well as our pre-clinical research in which the Alpha DaRT showed activity against pancreatic adenocarcinoma cells.

Centre Hospitalier de l’Université de Montréal, Canada (Recruiting)

We have initiated a single-site clinical study at Centre Hospitalier de l’Université de Montréal, or CHUM, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. No patients have been recruited as of December 31, 2021 due to COVID-19. Recruitment is open for 30 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which is not amenable to surgery, with a tumor lesion of less than four cm.

There are two short-term objectives of this study: to evaluate the feasibility and safety of Alpha DaRT as assessed by the incidence of device-related AEs and SAEs, and to evaluate the preliminary efficacy of Alpha DaRT for pancreatic cancer patients, as measured by ORR following the insertion of the sources, and any observable change in CA19-9 as a marker of tissue damage. The long-term objectives include evaluating overall survival following Alpha DaRT sources insertion, stent durability after Alpha DaRT sources insertion, and change in quality of life as measured by patient questionnaires.

The primary endpoints of the study are: feasibility, as measured by the successful placement of the Alpha DaRT sources within the tumor or less than 5 mm from the tumor, to be determined based on CT scan performed immediately following the insertion procedure; and safety, by assessing the frequency, severity and causality of acute AEs and SAEs related to Alpha DaRT sources insertion. AEs and SAEs will be assessed and graded according to CTCAE version 5.0. Other safety endpoints include all AEs and SAEs related and unrelated to the study treatment, vital signs, blood and urine tests, and subject and personnel radiation levels. For the first five patients, only one patient will be recruited on a four-week basis to allow for assessment of AEs and SAEs before the next patient is recruited, and an interim analysis will be conducted after five patients have been enrolled. Secondary endpoints include: preliminary efficacy, measured by assessing the ORR four to six weeks after Alpha DaRT sources insertion as assessed by CT scan, changes in CA19-9, which serves as a marker of tissue damage (elevation during treatment, and reduction as a result of tumor ablation), and assessments of overall survival, local control, regional control, distal metastases following DaRT sources insertion for 24 months, or until patients are lost to follow-up or disease progression, stents durability (assessed by the time elapsed from DaRT insertion to the need for follow up referral for endoscopic retrograde cholangiopancreatograph, or ERCP, for stent change due to tumor ingrowth), and change in patient-reported quality of life measures 35 and 60 days after Alpha DaRT source insertion.

We are also in advanced stages of drafting a protocol for another trial evaluating the Alpha DaRT technology in the treatment of pancreatic adenocarcinoma, which we expect to open in Israel in the second half of 2022.

Prostate Cancer

Prostate cancer is the second most frequently diagnosed cancer in men worldwide, with approximately 1.3 million new cases diagnosed each year. We believe there are several potential benefits to delivering neoadjuvant radiation therapy specifically with Alpha DaRT in patients with prostate cancer. First, we believe that Alpha DaRT may be able to elicit an immune response, as suggested by previous pre-clinical data that showed immune activity, as well as data from our clinical studies that showed anecdotal evidence of a potential abscopal effect, which we believe would have the potential to inhibit the development of future metastases. Second, while prostate cancer is a heterogeneous disease, it appears that local recurrences emanate from the dominant lesion. Therefore, we believe treating these lesions with Alpha DaRT could decrease the risk of recurrence. Third, these dominant lesions can create hypoxic microenvironments which is associated with worse outcomes for traditional radiation therapy. Alpha radiation cytotoxic activity has been observed to be independent of oxygen levels and therefore we believe may be better suited to treating these lesions. While our first planned study will focus on evaluating neoadjuvant use of Alpha DaRT in treating prostate cancer, we plan to evaluate Alpha DaRT in the future for focal treatment of radiation recurrent tumors or in combination with external beam radiation therapy.

Rambam Health Care Campus, Israel (Planning)

Our first planned study will focus on evaluating neoadjuvant use of Alpha DaRT in treating prostate cancer at the Rambam Health Care Campus in Israel. The primary objective of the study is to evaluate the feasibility and the safety of intratumoral insertion of Alpha DaRT sources into prostate adenocarcinoma in the neoadjuvant setting. The secondary objectives are to evaluate the pathological ORR at 35 days (+/-7) following Alpha DaRT source insertion through the examination of the pathology of the tumor after prostatectomy, the radiological ORR based on imaging (change in standard uptake value and T2 weighting) within one week of surgery and the change in disease-related QoL. The exploratory objectives are to assess DNA damage and repair and immune infiltration (biomarker analysis: CD34, TILs) from baseline to surgery and within one week of surgery, and the biochemical response evaluation based on PSA levels.

Liver Metastasis – Clinical Trial (Planning)

We are currently designing a clinical study to evaluate the feasibility and safety of intratumoral Alpha DaRT for the treatment of liver metastases in approximately 10 patients. The liver is the most common site for metastatic disease from the gastrointestinal tract. It is also one of the most commons sites for metastases of other malignancies such as breast cancer, lung cancer, and melanoma. In colorectal cancer, about two thirds of 600,000 annual deaths are related to liver metastases. Liver metastases are diagnosed in more than 50% of colorectal cancer patients during the course of their disease. During the last two decades, treatment paradigms of metastatic disease have changed dramatically. While surgical resection of metastases was once considered futile, today surgical resection of liver metastases is a well-established therapeutic strategy and offers the best chance for long term survival for suitable patients. Colorectal liver metastases are the most common indication for liver resection, but selected patients with neuroendocrine, breast, lung and melanoma also benefit from resection of liver metastases. Other common indications for liver resection include primary liver tumors such as hepatocellular carcinoma and intra-hepatic cholangiocarcinoma.

We plan to test the effect of the Alpha DaRT technology on liver metastases during a two-staged hepatectomy. This unique clinical scenario is designed to allow us to implant Alpha DaRT sources in right-sided liver metastases during the first operation and resect the right liver containing the sources during the second operation. Thus, we believe a complete histopathological evaluation of liver metastases following Alpha DaRT administration can be performed, after which we will be able to evaluate the effect of Alpha DaRT sources on liver metastases with different histopathological growth patterns.

The rationale for evaluating Alpha DaRT with this approach is multi-fold. First, we believe Alpha DaRT may elicit an immunological response, thus through treatment of a single liver metastasis, we believe there could be reduction in metastases throughout the remaining liver. We believe a reduction in metastases may also reduce the risk of future metastases from arising. Secondly, during the time between the two stages of the hepatectomy, patients are normally not receiving metastasis-directed therapy, but in this study their remaining lesions will be receiving Alpha DaRT during the period between surgical procedures. Third, we believe there may be synergy between Alpha DaRT and chemotherapy, which could further improve outcomes.

We expect that this study’s primary objectives will be to evaluate the safety and feasibility of Alpha DaRT implanted in liver metastases. We expect the secondary objectives will be to evaluate the pathological and radiological response of liver metastases to DaRT and to stratify the differences in response to Alpha DaRT by histopathological growth patterns. We expect that the exploratory objective will be to evaluate the immunological effects of Alpha DaRT treatment.

SCC of the Vulva – Cambridge University Addenbrooke’s Hospital (Planning)

We are currently planning, in collaboration with the Cambridge University Hospital, a study to evaluate the safety and efficacy of the Alpha DaRT technology for the treatment of primary and recurrent SCC of the vulva. We expect that ten patients will be evaluated in this study, with the primary objective being the safety, feasibility and tolerability, and the secondary objective being the effectiveness of the treatment. We also plan to measure the immunological response.

Additional Pipeline Indications

In addition to the trials and clinical pathways described above, we are currently planning a number of other clinical studies, both to generate additional data from the tumor types we are already exploring in humans, as well as to test the use of Alpha DaRT in additional tumor types, including prostate cancer, glioblastoma multiforme, and lung cancer.

Summary of Our Pre-Clinical Findings

We consider pre-clinical research as a source of strong and ongoing support for our core thesis and for potential expansion into a wide range of proposed indications. To that end, we continue to invest, both internally and with leading universities and academic centers around the world, in conducting robust pre-clinical research with particular focus on potential supra-additive combinations of Alpha DaRT with other therapies such as immunotherapies and chemotherapies. Among other things, we are currently constructing our own pre-clinical laboratory at our headquarters in Jerusalem, Israel to facilitate our own examination of such combinations.

The extensive pre-clinical research conducted on Alpha DaRT has generally focused on three core areas: (1) evaluating the potency of Alpha DaRT in destroying tumors, measured across a broad range of cell lines, (2) evaluating combinational treatments with standard of care / FDA approved therapies such as chemotherapy and antiangiogenic agents, and (3) evaluating the immunostimulatory potential of the Alpha DaRT and optimizing the combination of Alpha DaRT and immunotherapy. Pre-clinical research, including both in vitro and in vivo experiments as well as physical, biological and computational modeling of the diffusion or biokinetic properties of Alpha DaRT, have led to the publication of 18 articles in peer-reviewed journals.

DaRT is Designed to Efficiently Destroy a Tumor

Pre-clinical studies were performed in vitro and in vivo with mouse tumor models and human derived tumors, to evaluate the diffusion properties and potential therapeutic activity of Alpha DaRT:

Summary of Pre-Clinical Studies

Histology	Murine Cells in Mice or in Vitro	Human Cells in Athymic Mice or in Vitro
Skin SCC	X	X
Lung SCC		X
HNSCC		X
Lung Adenocarcinoma	X	X
Pancreas Adenocarcinoma	X	X
Prostate Adenocarcinoma	X	X
Breast Carcinoma	X	X
Glioblastoma Multiforme		X
Cervical Carcinoma		X
Melanoma	X	X
Colon Carcinoma	X	X
Sarcoma	X

In vitro studies were performed to evaluate the impact of alpha particles on tumor cell viability. Cell lines investigated in vitro included squamous cell, lung, colon, prostate, breast, pancreatic and cervical carcinomas, glioblastoma and melanoma. All cell lines were sensitive to alpha particles (typically dying within days after exposure), with a mean lethal dose in the range 0.7-1.5 Gy. In vivo studies using various tumor types were consistent with the in vitro findings, and showed that Alpha DaRT sources destroyed tumors and achieved a high degree of local control.

As shown in the figure below regarding observed tumor growth in mice, in a pre-clinical study using a sealed Alpha DaRT source designed to prevent radon recoil, no ablative effect was observed, suggesting that the ablation was caused primarily by alpha radiation from the recoiling alpha emitters, rather than the low level of gamma/beta radiation emitted from the source, which had a minor effect.

Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The extent of the tumor killing varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the cancer cells to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. The figure below compares the growth of tumors in groups of mice who received a Radium-224-loaded Alpha DaRT vs. an inert wire (control), in athymic mice bearing colonic HCT15 (A), prostatic PC3 (B) or glioblastoma U87 (C) tumors, as well as representative mice in the HCT15 group treated with a Radium-224-loaded Alpha DaRT (D) and an inert source (E).

The complex DNA damage induced by alpha radiation, namely clustered double-strand breaks, is nearly impossible to repair and is largely unaffected by the presence of oxygen or by cell cycle phase, which may indicate the potential for alpha particles to kill hypoxic cells which might otherwise be resistant to conventional radiation treatments based on photons or electrons. Consistent with this understanding, mouse and human cells showed lower survival following treatment with alpha radiation compared to x-ray in the same dose. The figure below demonstrates in vitro survival curves for Panc1 (A) and FaDu (B) cancer cell lines after exposure to X-rays or to alpha particles generated from Thorium-228.

Alpha DaRT was evaluated in combination with chemotherapy (e.g., cisplatin), locally and systemically, which extended host survival. The figure below shows the development of tumor growth (A) and survival curve (B) for BALB/c mice bearing SQ2 tumors who were each treated with two sources that were either loaded with Radium-224 or inert, where some received Cisplatin and others did not.

(A)
Tumor Volume (mm³)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Inert
Inert + Cisplatin
Alpha DaRT
Alpha DaRT + Cisplain
0
5
10
15
20
25
30
35
Time (days)
(B)
Cumulative Percentage Surviving
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Inert
Inert + Cisplatin
Alpha DaRT
Alpha DaRT + Cisplatin
0
20
40
60
80
100
120
140
Time from Tumor Inoculation (days)

The figure below demonstrates the metastatic lung burden using hematoxylin-eosin-stained lung cross- sections from this experiment, comparing representative mice from the Inert group (A) and Radium-224 + Cisplatin group (B), as well as a graph (C) of the ratio of total average gray pixel value for each group vs. normal healthy lungs from mice without tumors, when images were analyzed with Image J software.

In human xenografts in nude mice of Glioblastoma Multiforme, or GBM, Alpha DaRT was combined with the chemotherapy drug Temozolomide. As seen in Figure A below, the combination led to significantly increased tumor growth retardation compared to each of the treatments alone. Moreover, as seen in Figure B below, the rate of animals that reached the maximal allowed tumor size before sacrifice was significantly decreased in Alpha DaRT-treated mice and in the combination-treated mice, which may indicate a potential of Alpha DaRT to extend lifespan.

Notably, in our combination pre-clinical experiments only a single Alpha DaRT source was used for the treatment of a tumor, despite that the alpha-emitting atoms released from this single source would not be expected to cover the whole tumor. The purpose of using a single source is to avoid a complete response of the tumor only by virtue of the direct impact of the alpha radiation. Deliberately under-dosing Alpha DaRT enables the investigation of the combination and potential synergy between Alpha DaRT and the drug.

GBM-bearing mice were also treated with Alpha DART in combination with the anti-angiogenic agent Avastin (bevacizumab), where Avastin was injected 3 times per week for 3 weeks from day 5 after insertion of the Alpha DaRT. The combination treatment prevented tumor regrowth following treatment, and tumor size was stable for a longer period than in either of the treatments alone. Additionally, in the mice treated with the combination or with Alpha DaRT, 2 of 6 or 2 of 7 mice, respectively, saw their tumors disappear completely without late relapse, potentially indicating an ability to prevent GBM recurrence. We are investigating a hypothesis that this effect may be mediated by the Avastin-induced changes in the tumor vasculature that may affect alpha particle dispersion in the tumor or leakage rate.

Alpha DaRT as a Potential Immunostimulator

Radiation is traditionally considered to produce damage-associated molecular patterns, or DAMPs, that activate dendritic cells; in the presence of an antigen this may lead to specific T cell responses. During the escape phase, melanoma cells acquire deficient antigen presentation machinery, masking them from the immune system.

A published third-party study recently reported that, apart from the potential to efficiently kill tumor cells relative to other radiation types, alpha-emitting radium significantly enhanced T cell-mediated tumor lysis that was accompanied by augmented protein expression of MHC-I and calreticulin, molecules that are essential for efficient antigen presentation and immune activation.

The figure below illustrates the potential effect of irradiation to release antigens from the tumor, which, in turn, may be able to harness the dendritic cells to generate T cell response to detect and target the specific tumor cells for destruction. Tumor antigens released by irradiated tumor cells can be taken up by antigen-presenting cells, or APCs, such as dendritic cells and phagocytic cells. The APCs may then interact with tumor antigens and then migrate to the lymph nodes where they present antigens to T cells, a process that is mediated by the MHC pathway and other co-stimulatory signals, such as CD80 and CD28. After activation by multiple signals, T cells, especially the CD8+ T cells, may be activated and begin to propagate. As a result, activated effector T cells may exit the lymph nodes and home to tumors, including primary tumors and non-irradiated tumor metastases, to exert their effect of killing tumor cells. However, cytotoxic T lymphocyte-associated antigen 4 (CTLA-4) competitively combines with CD80/86 and inhibits the activation of T cells. Following T cell activation, programmed cell death 1 (PD-1) receptors that are expressed on the T cell surface bind primarily to PD-L1 and inhibit immune responses. Hence, we believe the administration of immune checkpoint blockades of CTLA-4, PD-1, and PD-L1 may be able to enhance the anti-tumor immunity induced by radiotherapy.

Source: Journal of Hematology & Oncology available at: https://pubmed.ncbi.nlm.nih.gov/30115069/

Previously reported studies have demonstrated that ablation treatments, such as radiotherapy, have the potential to expose the body to large amounts of tumor antigens and danger signals and thus may trigger anti- tumor immunity. Consistent with this thesis, we observed that Alpha DaRT rendered studied animals resistant to a second tumor challenge in two tumor models, colon carcinoma and breast carcinoma. In the immunogenic colon carcinoma tumor model CT26, mice that were treated with Alpha DaRT developed resistance to tumor re-challenge in the opposite lateral side of the back or to experimental metastases in the lungs, suggesting that a systemic immune memory was induced following treatment. The figure below demonstrates the tumor development (A) and survival (B) of mice who were challenged with CT26 cancer cells, where those mice were previously treated for CT26 tumors with Alpha DaRT or with inert sources, compared to naïve mice that did not previously have tumors.

Inhibition of regulatory T cells by low-dose cyclophosphamide, inhibition of Myeloid-derived Suppressor Cells, or MDSCs, by sildenafil, or immuno-stimulation by CpG further enhanced the tumor retardation induced by Alpha DaRT, providing further evidence of immune response.

As seen in the figure below, mice bearing breast DA3 tumors demonstrated the least tumor development when treated with the Alpha DaRT together with CpG (as compared to phosphate-buffered saline, or PBS).

In addition, as seen in the figures below, the combination of sildenafil (A) or cyclophosphamide (B) with Alpha DaRT, led to greater tumor growth inhibition compared to any of the monotherapy groups.

As can be seen in the figure below showing survival curves for the different groups, the combination of cyclophosphamide, sildenafil, CpG and Alpha DaRT led to 51% long-term tumor rejection of the CT26 bearing mice, while the combination of cyclophosphamide, sildenafil, CpG and an inert source in lieu of Alpha DaRT mostly led to tumor recurrence.

In addition, as shown in the figure below, when repeating the previously described challenge tests four months after a previous treatment, the previous treatment that included Alpha DART and immunomodulation (CpG, cyclophosphamide and sildenafil) led to the most meaningful tumor inhibition.

It was observed that the anti-tumor immune memory evidenced following combination treatment (Alpha DaRT and immunomodulators) was specific to CT26 tumor cells and did not provide any protection against other tumor cell lines. In addition, this specific anti-tumor immune memory was transferable to naïve mice, as splenocytes isolated from treated mice were able to protect naïve mice from the CT26 tumor cells, yet not from other tumor cells.

In a range of tumors, including triple negative breast cancer, pancreatic and squamous cell carcinoma, a synergy in tumor/metastases development was observed between Alpha DaRT and the delivery of viral dsRNA into the cytoplasm of tumor cells by intratumoral injection of polyIC complexed with polyethylenimine, or PEI.

As shown in the figure below, under neoadjuvant settings and following long-term follow-up in mice with 4T1 breast tumors, it was observed that metastases were not formed in the lungs of 75% of studied mice which underwent the combined before surgery treatment, while metastases-related death was observed in the other animals.

In light of the observed potential of Alpha DART to induce antigen-specific immune memory and to demonstrate synergy with immunomodulation, we have investigated the use of the Alpha DART in combination with an inhibitor of programmed cell death protein 1, or PD1. As there are many patients who do not demonstrate a response to such therapies, we wish to understand whether the Alpha DaRT may demonstrate immunostimulatory traits that can potentially enhance response rates or efficacy of response to anti-PD1 therapies, thereby offering a potential mechanism for reducing recurrence rates or enhancing systemic effects in addition to the local therapeutic effect.

Recent preliminary data supports this hypothesis, shown in the figure below, in mice bearing SCC tumors which were treated with the Alpha DaRT, and then a PD1 inhibitor was injected 4 times from day 2 to day 12 after Alpha DaRT treatment. Alpha DaRT demonstrated the potential to increase the response of tumors otherwise unresponsive to a PD-1 inhibitor, where the tumor growth of SCC tumors in mice was meaningfully inhibited in mice that received both the Alpha DaRT as well as a PD-1 inhibitor, as compared to mice that received either the Alpha DaRT or the PD-1 inhibitor alone. Whereas anti-PD-1 therapy did not affect tumor progression on its own, adding anti-PD-1 therapy to Alpha DART further increased the growth retardation induced by Alpha DaRT, suggesting that Alpha DART may induce responsiveness to anti-PD-1 therapy.

Furthermore, as shown below both graphically and in representative immunohistochemistry cryo-sections, it was observed that the density of tumor-infiltrating lymphocytes (CD3+TILs) in the tumor, which is often used to define a “hot tumor” and as a predictor for treatment response, is higher in the combination treatment relative to anti-PD-1 alone, further suggesting that Alpha DART may activate T-cell function when used with anti-PD-1 therapy.

Alpha DaRT + anti PD-1	DaRT + anti PD-1

Similar effects were seen with respect to the density of the lymphocyte effector sub population (CD8+TILs) and Granzyme B, a serine protease most commonly found in the granules of natural killer cells and cytotoxic T cells, as seen in the figures below.

In the pancreatic tumor model, as seen below in the figure of average tumor volume measured at day 14 after treatment, a similar trend was observed in response to the combination of Alpha DaRT with anti-PD1, which led to better tumor control than either therapy alone or the standard of care chemotherapy gemcitabine.

Components of the Alpha DaRT Technology

Alpha DaRT technology is delivered in a kit comprising radioactive 316LVM stainless steel hollow wires or tubes of 5-10 mm length and <1mm diameter, known as “sources,” and applicators to administer the sources. Each source is impregnated with Radium-224, which generates the decay chain of alpha emitters that are designed to recoil into the tumor. These proprietary applicators have been specially designed and developed by us for dispensing the sources based upon the tumor’s location in the body in order to facilitate clinicians’ access to hard-to-reach tumors or tumors which are extremely close to major organs or blood vessels. We believe the applicators are a key component to maximizing the potential advantages of localized alpha radiotherapy.

Our Alpha DaRT kit comprises three main components: the radioactive source, specialized applicators, and accessories. We have developed the applicators and accessories with input from clinicians across a variety of specialties in an effort to optimize the Alpha DaRT technology for clinical use.

Our Alpha DaRT Sources

Our Alpha DaRT sources utilize a 316LVM stainless steel hollow tube or rod to which Radium-224 is affixed. Our Alpha DaRT sources are designed to be customized to multiple sizes (depending on their intended use) and designed as temporary implants (for use in and removal from superficial tumors) or permanent implants (for use in internal organs). Our R&D department is constantly examining enhancements to future versions of the Alpha DaRT sources, including the use of additional materials that we believe could offer advantages in flexibility, biocompatibility or biodegradability, more advanced anchoring and fixation, or enhanced properties of desorption of the alpha-emitting decay chain.

Our Applicators and Accessories

Our Applicators

The Alpha DaRT applicator is composed of a needle or tube (with an attached hub) with the Alpha DaRT sources placed inside for deployment into a tumor, and a stylet (with an attached hub) which functions like a plunger in the needle or tube to eject the source(s) towards the appropriate location within the tumor. A protective cap is attached to the needle to prevent inadvertent damage or loss of a source, and a safety screw is used to fasten the needle and the stylet firmly together. Additionally, the sources are encapsulated with glycerin, a biocompatible material which is designed to act as a sealant to trap the decay product Radon-220 gas from release until it is ejected into the tumor by the applicator. Each applicator can hold up to six sources for deployment in a single injection.

We have developed seven applicators designed to cover a range of potential applications, including the treatment delivery method, the duration of the sources’ implantation, and on the location of the tumor.

For the temporary implantation of sources into superficial tumors, we have developed the following three categories of applicators:

●	Alpha DaRT Needle Applicator – a rigid, hypodermic needle designed in various lengths. In this applicator, the sources are affixed to a biocompatible suture and loaded inside the needle;
●	Alpha DaRT Flex Applicator – designed for difficult geometry insertions. This applicator is in the form of a flexible (Kapton) tube, wherein the sources are strung upon a biocompatible suture and loaded inside the tube. The Flex Applicator is designed to be used in conjunction with a rigid hypodermic needle, which may be straight or curved, depending upon the specific geometry of the patient’s tumor and the physician’s preference; and
●	Alpha DaRT Template Applicator – designed to be used together with a custom-fitted 3D-printed template molded to the patient’s tumor. The template is used as a guiding channel for rigid hypodermic needles. The sources are attached to a stainless-steel wire and loaded inside the needle. This applicator is designated for deeper tumors.

All of the foregoing applicators are designed to be supplied preloaded, sealed and ready for immediate use in the procedure room.

We have also developed a number of applicators for implantation of sources into tumors inside the body:

●	Alpha DaRT Plant Applicator – designed for percutaneous delivery (delivery through the skin) to tumors located in organs such prostate and liver. This applicator is designed to be preloaded with the radioactive sources in accordance with a specific treatment plan.
●	Alpha DaRT Scope Applicator – designed to be attached to an existing endoscope or bronchoscope for endoscopic delivery to tumors located in the upper and peripheral lungs. This applicator is also preloaded with the radioactive sources.
●	Loading Device – designed to be fitted to existing needles such as standard FNA needles, for the administration of Alpha DaRT to GI organs such as the pancreas. While our other applicators come preloaded and ready for deployment, the Loading Device is designed to allow the clinician to load the radioactive sources into the delivery device, such as the FNA needle, in the procedure room in the course of treatment, to select how many sources to deliver into the treatment area.

Finally, we are developing an applicator to address glioblastoma multiforme, or GBM, which we are designing to be adapted to specific constraints in the brain, including minimizing movement in the brain when deploying Alpha DaRT sources. Our goal is to ensure that such adaptor is appropriately sterilized and does not release any undesired radioactivity into the brain.

Below are images of several applicators within our range:

The Alpha DaRT Needle Applicator and components (18 gauge needle, 140 mm in length)

The Alpha DaRT Flex Applicator

The Alpha DaRT Template Applicator

Loading Device

Our Accessories

In addition to our sources and applicators, we have also developed a number of ancillary accessories specially designed for use with our Alpha DaRT sources, including grids for guiding deployment, surgical buttons and clips. We have also developed and printed personalized bolus templates for use in specific clinical cases, designed to allow the clinician to execute the treatment plan accurately and seamlessly in conjunction with the Alpha DaRT Template Applicator.

Our Manufacturing and Supply Infrastructure

The Alpha DaRT technology utilizes sources enriched with Radium-224, a radioactive material with a half- life of only 3.7 days. As each treatment requires a different number of sources and applicators tailored for the specific patient, a reliable and timely delivery of the personalized Alpha DaRT kit to the hospital is required. We therefore plan to develop production sites in key regions around the world. We have already built two sites in the United States and Israel, have started the planning process for a site in Japan, and anticipate that we may build another facility in Europe. Our global manufacturing plan is designed to ensure a sufficient supply of radioactive sources with fast and cost-efficient delivery to our core markets.

Our key input for production of the Alpha DaRT is Thorium-228, a readily available radioisotope that can be purchased from licensed vendors around the world. The Thorium-228 naturally decays into the Radium-224 that is collected onto the sources. We have entered into a multi-year supply contract with Eckert & Ziegler AG in Germany, and also acquire Thorium-228 from the Oak Ridge National Laboratory of the United States Department of Energy. We are also aware of or have spoken with other potential suppliers of Thorium-228, such that we anticipate a steady, unrestricted supply of thorium for the production of the Alpha DaRT.

We currently operate two manufacturing plants. One, located in Jerusalem, Israel, is currently running at a small scale while capacity is being added, and we estimate it will contain sufficient capacity for approximately 400,000 sources when at full capacity. Our second facility, in Lawrence, Massachusetts, was completed in 2020 and began producing Thorium-228 generators at the start of 2021, and we estimate that the facility will have sufficient capacity for production of approximately 125,000 sources per year when operating near full capacity. We have also entered into a lease for a building in Togane, Japan where we hope to construct a facility of a similar size as our Jerusalem facility at scale. The modular nature of our manufacturing capacity allows us to initiate manufacturing more swiftly and then scale up to full capacity over time. We believe these facilities will enable us to maintain sufficient quantities of Thorium-228 securely, to safely produce and capture radium from thorium’s alpha decay, to affix the radium onto the sources, and to ship the sources with their suitable applicator(s) to various destinations efficiently.

In our manufacturing facilities, we employ different methods to produce extractable radium for scalable use. One such method, in a dry setup, utilizes an electrostatic field to attract and isolate radium atoms. Specifically, we use the thorium as a flux-generating surface source to create a collecting unit in which we place the Alpha DaRT sources for charging. The thorium decays into ionized radium atoms, which recoil from the thorium generator and can be attracted or repelled using their inherent charge. The source is placed at a precise distance from the thorium generator and an electrostatic field is placed across it to attract the radium to adhere to the source.

After the radium is collected, each source is thermally treated or coated with a polymer to embed the radium securely on the outermost layers of the metallic matrix of the source, while allowing the Radon-220 and subsequent daughter atoms to desorb, or detach from the source and enter the tumor. Each Alpha DaRT source is individually measured to determine the overall Radium-224 activity on it and the desorption probability of Radon-220, to calculate how much Radon-220 will diffuse into the tumor. It is then placed in an applicator to fit upon the prescribed treatment profile.

We have also recently devised a new method of radium production, which entails the collection of Radium-224 via a liquid solution of Thorium-228, allowing for more efficient production with a higher output by significantly increasing the percentage yield of Radium-224 which is collected, as well as shortening the time to collect Radium-224 onto each source. This method has the potential of increasing our existing capacity by a factor of 2 to 3.

Alpha DaRT sources are prepared upon receiving an order from the clinician and are designed specifically for the treatment of an individual patient; specifically, the number of active sources in each applicator is made to order to match the prescribed treatment plan. Supply of the Alpha DaRT sources is carefully coordinated to account for a usable window up to 24 hours after receipt of the Alpha DaRT sources by the hospital, for the natural decay of the Radium-224 during shipment and intake. Pursuant to the United Nations guidance regarding the transport of radioactive materials, the Alpha DaRT sources do not require special handling or protective gear in transit and can be shipped in Excepted Packages, which are used to transport material with extremely low levels of radioactivity, by standard courier. Prior to shipment, our clinical operations team ensures that all relevant clinicians undergo sufficient training as to proper handling, storage, and disposal of the Alpha DaRT sources.

Our Commercialization Strategies

We have yet to commercialize in any geographical market, even though we presently have received marketing approval in Israel for the treatment of squamous cell carcinoma of the skin or oral cavity using the Alpha DaRT, and expect that our existing clinical trials, if completed successfully, may be sufficient to satisfy the regulatory requirements for marketing authorization in Europe and Japan. As we believe that the Alpha DaRT technology has the potential address the majority of solid tumors, including in potential combination with immunotherapies, we are focused on evaluating that potential in these various tumors by conducting clinical trials across multiple indications, to be incorporated into a future plan of commercial launch, sequencing and pricing if we obtain marketing authorization(s) in the future. We aim to generate clinical and healthcare economic data to support marketing authorization and third-party payor coverage and reimbursement in the United States, which we see as our primary market, and we anticipate seeking to commercialize initially in the United States before other markets, including Israel, notwithstanding our existing marketing approval in Israel.

We also believe that our clinical trials being conducted in leading sites around the world will ultimately serve our commercial purposes as well, as we believe those clinical sites may ultimately become lead commercial end-users or centers of excellence in the commercial setting.

While we ultimately envision leading much of the commercialization of the Alpha DaRT in core markets such as the United States, we may choose to enter into distribution agreements in other geographies with parties who have exemplary local sales and marketing capabilities. To that end, we have entered into binding term sheets with Medison Pharma Ltd., one of the largest commercial partners of leading global biotech companies in international markets, and its affiliates, to lead the potential commercialization of the Alpha DaRT in Canada and Israel. We intend to enter into definitive commercial agreements covering the commercialization, distribution and sales of the Company’s future products in Canada and Israel. Under these term sheets, effective for a 15-year term following the approval to sell our products, Medison will be responsible for performing regulatory submissions, marketing and distribution directly to clinicians. We remain focused on performing investigational studies to evaluate the potential efficacy of the Alpha DaRT as a monotherapy and an immuno-stimulating combination therapy, and on supplementing our robust patent portfolio across a broad range of tumor applications, as we continue to navigate the regulatory pathways towards commercialization. We believe that these studies will also allow us to better explore the question of which clinicians are ultimately our end customer for commercial purposes, given the involvement of multiple practitioners including the radiation oncologist, medical physicist, and the clinician delivering the Alpha DaRT such as the oncology surgeon or interventional radiologist.

Competition

The biotechnology, medical device and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We face potential competition from many different sources, including major pharmaceutical, medical device, specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions.

In the field of local therapy for solid tumors, we face competition from new or continually improving surgical techniques, as well as a number of radiation therapies – EBRT, stereotactic body radiation therapy, intensity-modulated radiation therapy, brachytherapy, and others, as well as particle therapies such as proton therapy, neutron therapy and carbon ion therapy. There are several companies developing improved or new forms of local radiation therapy, including Varian Medical Systems, Inc. (a subsidiary of Siemens Healthineers), Elekta AB, BTG plc (a subsidiary of Boston Scientific Corporation), ViewRay, Inc., Accuray, Inc., RefleXion Medical, Inc.

In addition, in the field of systemic therapy for cancer, commercial and academic clinical trials are being pursued by a number of parties in the field of radiopharmaceuticals, some of which involve the use of alpha radiation as well. Early results from these trials have fueled continued interest in radiopharmaceuticals, which is being pursued by several biotechnology companies as well as by large pharmaceutical companies.

There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer AG, or Bayer, Novartis AG, Fusion Pharmaceuticals Inc., RayzeBio, Inc., Actinium Pharmaceuticals, Inc., RadioMedix, Inc, Orano and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including Radium-223, Actinium-225 and Thorium-227. The first and only approved alpha particle-based therapy is Bayer’s Xofigo, a salt of Radium-223 that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, medical device and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize treatments that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or have a more favorable label than our Alpha DaRT technology. Our competitors also may obtain FDA or other regulatory approval for their treatments more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience and ease of use, price, the effectiveness of imaging diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Our Intellectual Property

As of December 31, 2021, our patent portfolio included 83 issued patents, and 76 pending patent applications including two allowed patent applications.

Pursuant to an Intellectual Property Purchase Agreement dated February 2, 2016, we acquired from Althera Medical Ltd. a patent portfolio which now totals 80 patents, including some patent applications whose prosecution was completed following our acquisition. These patents were all assigned to us and are recorded in our name. The patents relate primarily to a device, method of treatment, or method of production of the Alpha DaRT product itself, specifically, to intratumoral diffusing alpha-emitter radiation therapy wherein a probe is loaded with radioisotopes which undergo a process of alpha-emitting radioactive decay solely in proximity to and/or within a tumor. These patents include three U.S. patents, one Canadian patent, three Japanese patents, one Chinese patent, one Hong Kong patent, two European patents each validated in 30 European countries, two Korean patents, three U.K. patents, three French patents, and three German patents. The three issued patents in the United States are expected to expire between 2025 and 2029, without accounting for any potential patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents and 12 pending patent applications, including one allowed patent application, relating to the use of a polymer allowing daughter atoms to escape the source and penetrate the tumor where they emit alpha particles by diffusion. This increases the percentage of daughter radionuclides that reach the tumor. Of the two issued patents, one is an Australian patent, and the other is a South African patent. The foregoing patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, Russia, African Regional Intellectual Property Organization (ARIPO), Mexico, India, Hong Kong, and Singapore. These patents or patents issuing from the pending applications will begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 14 pending patent applications, including one allowed patent application, relating to the potential controlled release of a certain amount of Radium-224 from the Alpha DaRT source into the tumor. One of these patent application has been allowed in Australia and 13 of these patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, Russia, ARIPO, Mexico, India, Hong Kong, Singapore, and South Africa. Patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have one issued patent and 16 pending patent applications, relating to a number of our applicators and other accessories that are used in the Alpha DaRT source itself or in its delivery. The issued patent is an Australian patent, and the 16 patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, Russia, ARIPO, Mexico, India, Hong Kong, Singapore, South Africa and three pending patent applications in Australia. Patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 11 pending patent applications relating to a therapeutic substance administered to a tumor as a medicant, which triggers cytoplasmatic sensors to the presence of an intracellular pathogen, followed by intratumoral Alpha DaRT thereafter. The foregoing patent applications are pending in the U.S., Europe, Japan, China, Canada, Australia, India, Korea, Singapore, Russia, and Hong Kong. Patents issuing from these patent applications begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have a total of five PCT applications, 15 U.S. applications, including four provisional applications, and 3 Taiwan applications, which relate to other potential approaches for our products, including other potential approaches for our product candidates. Patents issuing from these applications will begin to expire in 2040, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Grants Under the Innovation Law

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, and the provisions of the applicable regulations, rules, IIA directives and benefit tracks, (collectively, the “Innovation Law”), research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a grant recipient, is typically required to pay royalties to the IIA on income generated from products incorporating know-how developed using such grants (including income derived from services associated with such products), until 100% of the U.S. dollars-linked grant plus annual LIBOR interest is repaid. The rate of royalties under the regular benefits tracks varies between 3% to 5% of the income generated from the IIA-supported products. The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of such royalties is required.

The terms of the grants under the Innovation Law also generally require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to the IIA. It should be noted, that this does not restrict the export of products that incorporate the funded know-how. With respect to transfer of know how out of Israel, when an approval is received from the IIA, a redemption fee must be paid to the IIA. The Innovation Law provides a formula for the calculation of such redemption fee, based on the value of the transferred know-how, multiplied by the amount of grants received from the IIA (including the accrued interest), and divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid to the IIA on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon, and a floor of equal to the total amounts of the IIA grants, plus the interest accrued. Upon payment of the redemption fee, the know-how and manufacturing rights developed under the IIA funding cease to be subject to the Innovation Law. See “Risk Factors—Risks Related to Israeli Law and Our Operations in Israel” for additional information.

Since our incorporation, we have received grants from the IIA relating to various projects. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA at December 31, 2021, including grants received by the Company, grants assumed from Althera Medical Ltd. and the associated interest accrued on all such grants, including the interest accrued through, amounts to approximately $5.06 million, of royalty-bearing grants. In addition, through December 31, 2021, we received IIA participation payments in the aggregate amount of $975 thousand under non-royalty-bearing programs from the IIA. This includes an advance payment of $242 thousand received in December 2021 toward such a non-royalty-bearing grant program, which is effective from December 1, 2021. This amount is presented as an accrued expense at December 31, 2021.

Government Regulation

Our products and operations are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our product candidates are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA.

United States Regulation of Medical Devices

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2022, the standard user fee for a 510(k) premarket notification application is $12,745.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2022 includes a standard application fee of $374,858.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests are subject to the payment of user fees, which for fiscal year 2021, includes a standard fee of $109,697.

Under FDASIA, FDA is required to classify the device within 120 days following receipt of the de novo request, although the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the de novo request, the device may be legally marketed in the United States. However, the FDA may reject the request if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low-to-moderate risk, or determines that general controls would be inadequate to control the risks and/or special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.

Clinical Trials

Clinical trials are almost always required to support a PMA or a de novo request, and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Expedited Development and Review Programs

Following passage of the 21st Century Cures Act, the FDA implemented the Breakthrough Devices Program, which is a voluntary program offered to manufacturers of certain medical devices and device-led combination products that may provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. The goal of the program is to provide patients and health care providers with more timely access to qualifying devices by expediting their development, assessment and review, while preserving the statutory standards for PMA approval, 510(k) clearance and de novo classification. The program is available to medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, and that the device meets one of the following criteria: (i) the device represents a breakthrough technology, (ii) no approved or cleared alternatives exist, (iii) the device offers significant advantages over existing approved or cleared alternatives, or (iv) the availability of the device is in the best interest of patients. Breakthrough Device Designation provides certain benefits to device developers, including more interactive and timely communications with FDA staff, use of post-market data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device, opportunities for efficient and flexible clinical study design, and prioritized review of premarket submissions.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

●	establishment registration and device listing with the FDA;
●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
●	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
●	requirements related to promotional activities;
●	clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;
●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
●	recalls, withdrawals, or administrative detention or product seizures;
●	operating restrictions or partial suspension or total shutdown of production;
●	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
●	withdrawing 510(k) clearances or PMA approvals that have already been granted;
●	refusal to grant export approvals for; or
●	criminal prosecution.

Regulation of Medical Devices in the European Union

The European Union, or EU, has adopted specific directives regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices. Until May 25, 2021, medical devices were regulated by Council Directive 93/42/EEC, or the EU Medical Devices Directive, or Council Directive 90/385/EEC, or the Active Implantable Medical Devices Directive, which have been repealed and replaced by Regulation (EU) No 2017/745, or thek EU Medical Devices Regulation. Unlike the directives, the EU Medical Devices Regulation is directly applicable in EU member states without the need for member states to implement into national law.

In the EU, there is currently no premarket government review of medical devices. However, the EU requires that all medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that general safety and performance requirements.

Compliance with the general safety and performance requirements of the EU Medical Devices Regulation is a prerequisite for European Conformity Marking, or CE mark, without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system (notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Notified body certificates of conformity are valid for a fixed duration (which shall not exceed five years). Throughout the term of the certificate, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system which has been reinforced by the EU Medical Devices Regulation. Under this system, incidents and Field Safety Corrective Actions, or FSCAs, must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until Eudamed is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect, which, directly or indirectly, might have led or might lead to the death of a patient or user or of other persons or to a temporary or permanent serious deterioration of a patient’s, user’s or other person’s state of health or a serious public health threat. Manufacturers are required to take FSCAs defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.

Manufacturers (and authorized representatives) must also have available within their organization at least one person responsible for regulatory compliance, or PRRC, who possesses the requisite expertise in the field of medical devices. The PRRC is responsible for all aspects of compliance with the requirements of the EU Medical Devices Regulation and in particular compliance with post-market surveillance and vigilance requirements.

The advertising and promotion of medical devices is subject to some general principles set forth by EU legislation. According to the Medical Devices Regulation, only devices that are CE marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at national level. EU member states’ laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.

In the EU, regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, as well as suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with regulatory requirements (as applicable) could require time and resources to respond to the regulatory authorities’ observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and if such issues cannot be resolved to their satisfaction can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions, or civil or criminal penalties.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Brexit and Regulation of Medical Devices in the United Kingdom

Since January 1, 2021, the Medicines and Healthcare Products Regulatory Agency, or MHRA, has become the sovereign regulatory authority responsible for Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transitional period on January 1, 2021, new regulations require medical devices to be registered with the MHRA (but manufacturers were given a grace period of four to 12 months to comply with the new registration process) before being placed on Great Britain market. The MHRA only registers devices where the manufacturer or their United Kingdom, or UK, Responsible Person has a registered place of business in the UK. Manufacturers based outside the UK need to appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA in line with the grace periods. Additionally, UK-based notified bodies, which were designated to independently assess the conformity of certain products requiring CE marking before being placed on the EU market, are now no longer established in the EU, and accordingly, the conformity assessments carried out by such UK bodies, including those assessments carried out prior to January 1, 2021, are no longer valid for the EU compliance regime. Manufacturers whose products currently rely on third-party conformity assessments carried out by UK notified bodies now require new conformity assessments to be carried out by EU-based notified bodies in order to ensure continuing compliance with the EU regime and to continue to place those products on the EU market. By July 1, 2023, in Great Britain, all medical devices will require a UKCA, or UK Conformity Assessed, mark but CE marks issued by EU notified bodies will remain valid until this time. Manufacturers may choose to use the UKCA mark on a voluntary basis until June 30, 2023. However, UKCA marking will not be recognized in the EU. The rules for placing medical devices on the market in Northern Ireland, which is part of the UK, differ from those in the rest of the UK. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in Great Britain.

An MHRA public consultation was opened until the end of November 2021 on the post-Brexit regulatory framework for medical devices and diagnostics. MHRA seeks to amend the UK Medical Devices Regulations 2002 (which are based on EU legislation, primarily the EU Medical Devices Directive, the EU Active Implantable Medical Devices Directive and the EU In Vitro Diagnostic Medical Devices Directive), in particular to create a new access pathways to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform in vitro diagnostic medical devices regulation, and foster sustainability through the reuse and remanufacture of medical devices. The regime is expected to come into force in July 2023, coinciding with the end of the acceptance period for EU CE marks in Great Britain, subject to appropriate transitional arrangements. The consultation indicated that the MHRA will publish guidance in relation to the changes to the regulatory framework and may rely more heavily on guidance to add flexibility to the regime.

In addition, the trade deal between the UK and the EU generally provides for cooperation and exchange of information between the parties in the areas of product safety and compliance, including market surveillance, enforcement activities and measures, standardization-related activities, exchanges of officials, and coordinated product recalls. As such, processes for compliance and reporting should reflect requirements from regulatory authorities.

Under the terms of the Northern Ireland Protocol, Northern Ireland follows EU rules on medical devices and devices marketed in Northern Ireland require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a ‘UKNI’ mark applied and the device may only be placed on the market in Northern Ireland and not the EU.

Other EU requirements.

In the EU, Council Directive 2013/59 lays down basic safety standards for protection against the dangers arising from any planned, existing or emergency exposure situation which involves a risk from exposure to ionizing radiation which cannot be disregarded from a radiation protection point of view or with regard to the environment in view of long-term human health protection. Directive has been implemented at national levels and requirements may vary from one member state to another. These EU rules are generally applicable in the EEA

Israel’s Regulations of our Products

Our product candidates require approval by the Israeli Ministry of Health for sale and distribution in Israel. Our manufacturing activities in Israel are also subject to regulation by the Israeli Ministry of Health, in addition to the radioactive aspect of our manufacturing which is subject to regulation by the Israeli Ministry of Environmental Protection. In addition to approvals related to marketing and selling our products, once approved, we or our clinical trial partner sites also must obtain pertinent approvals or permits to perform our clinical trials in the countries in which we perform such trials, such as in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki. In Israel, our clinical trials require a permit for a research plan (protocol) by the Helsinki Committee, operating under the Israeli Public Health Regulations (Clinical Trials in Human Subject Research), 1980.

Japan’s Regulations of Medical Devices

Medical devices are defined as “appliances or instruments, etc. which are intended for use in the diagnosis, treatment or prevention of disease…,” which are classified into 85 broad product categories under the implementing Cabinet Order, such as “physical diagnostic and treatment devices” or “radioactive material treatment devices”, based on product features and functionalities. If a product falls under any of these categories, it will be regulated as a medical device For the regulatory purposes, the medical devices are given classification of Class I through IV, in light of their potential safety concerns and health risks. For example, a simple device such as blood pressure meter is Class I, whereas products with potential health risks but for which technology is well established in the form of ISO specifications are Class II (e.g., a pulse oximeter). More advanced products with significant safety concerns are Class III (e.g., a heart pacemaker). Finally, the Ministry of Health, Labor and Welfare (“MHLW”) designates part of Class III devices as Class IV which covers those invasive items with significant safety concerns which may impair human lives (e.g., a balloon cardiovascular catheter). These classifications are compiled in a classification table describing thousands of product subcategories, which is updated from time to time by the MHLW, reflecting introduction of new medical device.

For introduction to the Japanese market, new Class I medical devices do not require any pre market regulatory action. In contrast, it is mandatory, for both Class III and Class IV devices, to obtain pre marketing product approval which the MHLW grants on the basis of safety testing information, as well as clinical trial information, when required. Class II devices (and part of Class III devices) are subject to the certification requirement for compliance with the applicable product specifications, which are often developed under the ISO, before introduction into Japan. Certification of these Class II devices is granted by private sector laboratories accredited in Japan.

At present, no mutual recognition agreement is in force with either the United States or the European Union for medical device registration. Foreign registration of a medical device, therefore, does not exempt products registered in these regions from the Japanese registration requirement. However, the MHLW will accept foreign electric or other safety data as well as foreign clinical trial data for the purpose of Japanese registration.

Approval and Clinical Trial

For approval of a new Class III/IV medical device product, the applicant (which can be either a foreign manufacturer or its distributor in Japan) is required to submit a package of information required by the Japanese regulations which are largely consistent with the Global Harmonization Task Force (“GHTF”)’s regulatory recommendations. For example, the manufacturer is required to prepare documentation and test results demonstrating compliance with the Essential Principles of Safety and Performance, which are largely identical to the general safety and performance requirements of the European Union, such as a risk management program and safety and efficacy documentation.

Unlike the case of pharmaceuticals, not all new medical devices are required to submit clinical trial data to prove safety and efficacy. In particular, new products without “evident” improvement from existing products may be approved with clinical information of a limited size, if they do not pose a new, material clinical risk. On the other hand, truly innovative medical devices have to be tested through a clinical trial, but the domestic clinical trial can be limited or waived if the foreign/international pivotal clinical trial data is available. Importantly, the authorities’ guidance document provides that “clinical significance”, or operability by Japanese healthcare providers (“HCPs”) in the Japanese clinical environment is a most important point of reference for a new medical device. For this reason, even when domestic clinical trial data is required, the scope of the trial is limited to applicability of the new technology to the Japanese clinical environment, the number of subjects is limited, and comparative data is not essential. reason, even when domestic clinical trial data is required, the scope of the trial is limited to applicability of the new technology to the Japanese clinical environment, the number of subjects is limited, and comparative data is not essential.

Separately, in order to expedite introduction of new medical devices from overseas, the authorities accept, in lieu of clinical trial results, a “clinical evaluation report” which proves the risks and benefits of the new medical device based on published professional information on the mechanism and operation of the device.

Quality Management Systems

In addition to the approval requirements, manufacturers of Class III/IV medical devices, either domestic or foreign, are required to observe the Japanese quality management systems (QMS) requirements and obtain certification of compliance from the authorities. The QMS requirements are largely identical to those under ISO 13485, and cover matters including adequate documentation of manufacturing processes in the form of SOPs, adequate staffing and the PDCA cycle procedure.

Post Marketing Surveillance and “Data Exclusivity”

In contrast to new pharmaceuticals, which are typically given a post marketing surveillance period for certain years to assess the safety and efficacy of the new product upon approval, not all newly approved medical devices are subject to the post marketing surveillance requirement. Since 2014, the MHLW requires post marketing surveillance only for “evidently” new medical devices in terms of its mechanical structure, usage, operative procedures, or efficacy, and which have not been used either in Japan or abroad. The post marketing surveillance period is, in principle, 3 years, and generally 5 years for embedded products or orphan products which require a long term observation or a larger number of clinical cases to fully assess the product profile. These determinations are made by the MHLW on a case by case basis, and the Ministry may set the period up to 7 years if it finds necessary.

Notably, when a new product is assigned a post marketing surveillance period, it is the policy of the MHLW to require similar follow on products to submit the equivalent set of date (in particular clinical trial data) to obtain approval, as the right of reference is not automatically granted to competitors. This operation of the post marketing surveillance to block follow on applications is known as the “data exclusivity.” However, the data exclusivity is less important for medical devices than in the case of the pharmaceuticals which are given a much longer post marketing surveillance period (8 years for a new API). Indeed, unlike chemical compounds or biological preparations, medical device manufacturers frequently improve and update device models and software to compete in the market, rather than relying on the patents or data exclusivity.

Safety Reports

After approval, incidents impacting on safety and efficacy of the medical device products marketed in Japan must be reported within 15 days or 30 days of the date when the Japanese distributor becomes aware of the incident. These periods begin counting on the date the relevant information is received by the Japanese distributor, and not the date when the foreign manufacturer has found the incident. In the past, quite a few Japanese distributors sometimes failed to collect overseas information and file a timely report, resulting in regulatory penalties.

In addition, the distributor is also required to file a periodic safety report to the authorities collecting information on serious incidents as well as unexpected incidents.

Reimbursement

Reimbursement for medical devices in Japan is centralized, as it is covered by the Japanese National Health Insurance (NHI). Institutions who purchased the reimbursable medical devices receive monetary compensation either in the form of price reimbursement (for consumable medical devices), or through their professional/ technical fees (for non-consumables such as CT scanners, automated surgical robotics).

When a new Class III/IV non consumable device product is granted approval, the manufacturer who wishes to obtain the reimbursement status under the NHI must submit a reimbursement proposal to the MHLW. Upon receipt of the proposal, the Ministry will task the advisory body to evaluate if the new medical device would require a new technical fee for reimbursement, or would be reimbursable under the existing technical fee. If the product is entirely new, a new technical fee will be created, under which the fee will be payable to the institution when the device is used for treatment. On the other hand, the authorities may determine that the existing (generic) technical fee covers the new technology, and simply add the new medical device as being eligible for NHI reimbursement under the technical fee. In the latter case, the new product will have to compete with the existing products for compensation from the same technical fee payable to the institution.

Compliance, Promotion and Advertisement

The law was amended in 2020 to strengthen the compliance mechanism inside the corporate structure of the holder of the product approval. Specifically, the approval holder is required to nominate an officer in charge of the medical device matters who shall bear overall responsibilities for compliance, as well as a qualified individual who supervises the operational issues of safety and efficacy of the medical device it distributes. The law also requires the approval holder to organize the compliance structure and allocate and document necessary responsibilities among its staff.

Another major change from the previous law is the introduction of a regulatory surcharge designed to strip the companies of the profits they gain from “false or excessive” advertisement or promotion. The amount of the surcharge will be 4.5 percent of the sales volume of the particular product it unlawfully promoted.

Promotional incentives to the HCPs are governed by the industry association in the form of a fair competition code. For example, the prices of meals offered to the HCPs may not exceed the ceiling under the code.

Advertisement is subject to detailed regulatory guidance of the MHLW. Notably, it is not permitted to distribute academic publication articles to the HCPs when the product is yet to be approved in Japan.

Other U.S. Regulatory Requirements

Medical device and pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

Coverage and Reimbursement

In the United States, our commercial success will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates, if cleared or approved by the FDA. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain coverage and adequate reimbursement from third-party payors for our product candidates, or adverse changes in government and private third-party payors’ coverage and reimbursement policies, may adversely impact demand for our product candidates if cleared or approved.

A substantial portion of our revenue will depend on the extent to which the costs of our products purchased by our customers (or services provided with our products) will be reimbursed by third-party payors, including Medicare, Medicaid, other U.S. government sponsored programs and private payors. These third-party payors exercise significant control over patient access and increasingly use their enhanced bargaining power to secure discounted rates and impose other requirements that may reduce demand for our product candidates, if cleared or approved. Our potential customers’ ability to obtain adequate reimbursement for products and services from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. In addition, demand for new products may be limited unless we obtain favorable reimbursement (including coverage, coding and payment) from governmental and private third-party payors at the time of the product’s introduction, which will depend, in part, on our ability to demonstrate that our products have a positive impact on clinical outcomes. Third-party payors continually review their coverage policies for existing and new products and procedures and can deny coverage for our products or revise payment policies such that payments do not adequately cover the cost of our products. Even if third-party payors make coverage and reimbursement available, that reimbursement may not be adequate, which may have an adverse effect on our business, results of operations, financial condition and cash flows.

No uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors. We can provide no assurances that we will be successful in obtaining coverage from Medicare or any other governmental or commercial third-party payor. Moreover, we may be required to seek new billing codes for the components of the Alpha DaRT, and regulatory authorities may not approve the creation of separate codes. Additionally, even if we are successful, these billing codes or the payment amounts associated with such codes may change in the future.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products. See “Risk Factors — Risks Related to Government Regulation — Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our business, financial condition and results of operations.”

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, and exploration of more cost-effective methods of delivering healthcare. In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed-care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products. It is possible that third-party payor coding, coverage and reimbursement policies will affect the need or prices for our products in the future, which could significantly affect our financial performance and our ability to conduct our business.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. EU member states and UK impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which devices are reimbursed under state-run healthcare schemes. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement.

Healthcare Reform

The United States government has enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for our product candidates, if cleared or approved, and the procedures associated with the use of such products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the Affordable Care Act, or ACA, in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research and implemented payment system reforms including national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration will impact our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a 1% reduction from April 1, 2022 through June 30, 2022, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state, federal and foreign healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

For instance, in December 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. This regulation which entered into force in January 2022 intends to boost cooperation among EU member states in assessing health technologies, including some medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health- related information. In the United

States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act) that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain state and non-U.S. laws govern the privacy and security of personal information, including health-related information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on data processing.

C.	Organizational Structure

Alpha Tau Medical Ltd. was incorporated in 2015 under the Israel Companies Law of the State of Israel and commenced operations on that date.

We have four wholly-owned subsidiaries: Alpha Tau Medical, Inc. and HCCC, each of which is incorporated in the United States, Alpha Tau Medical Canada, which is incorporated under the laws of Canada, and Alpha Tau Medical KK, which is incorporated under the laws of Japan.

D.	Property, Plants and Equipment

Our principal facilities are located in Jerusalem, Israel and consist of approximately 2,000 square meters (approximately 22,000 square feet) of leased office space and a manufacturing facility. These facilities currently accommodate our principal executive offices, research and development, account management, marketing, design, business development, finance, and other administrative activities. Of our total 88 employees as of December 31, 2021, 82 are located in Israel. The lease for these facilities expires in May 2035.

As of December 31, 2021, we also lease offices in Lawrence, MA, USA and Togane, Japan. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. We are currently constructing our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel to further enhance our capabilities of exploring potential combination therapies with Alpha DaRT.

Item 4A. Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types.

We evaluated the feasibility, safety and efficacy of the Alpha DaRT technology in a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck. Efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel for the treatment of SCC of the skin or oral cavity using the Alpha DaRT in August 2020. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product). To support our U.S. strategy, we are conducting a multi-center pilot feasibility trial to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT at Memorial Sloan Kettering Cancer Center and up to five other clinical sites around the United States. All ten patients in this trial were treated in the second half of 2021. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks, all ten lesions treated demonstrated a complete response to the treatment, with no product-related serious adverse events observed. We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe.

While local radiation therapy has been a mainstay of cancer therapy for years, it has been mostly limited to modalities utilizing beta or gamma emissions, which primarily destroy cells through an indirect mechanism relying on oxygen and the generation of free radicals to cause single-strand DNA breaks. By contrast, alpha radiation has hundreds of times the linear energy transfer rate of beta-emitters. Additionally, alpha particles’ heavier mass and far shorter particle paths (less than 100 µm) relative to beta’s lighter mass and lengthier (up to 12 mm) path, have been shown to destroy radioresistant cells in clinical studies – causing multiple, irreparable, double-strand DNA breaks and other cellular damage upon direct impact – within a very short distance.

Accordingly, we believe that alpha radiation has several significant potential advantages for use in cancer radiotherapy, including a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation), imperviousness to factors such as hypoxia, and a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range in living tissue, as the range of less than 100 µm is insufficient to provide meaningful clinical utility. The Alpha DaRT technology employs a series of radioactive sources that are embedded with Radium-224 to enable a controlled, intratumoral, release of alpha-emitting atoms which diffuse and decay throughout the tumor, seeking to kill cancerous cells with localized precision, while penetrating deeper into the tumor than can otherwise be reached by the limited ranges of the alpha particles themselves. Due to the inherent limited range of the alpha particles, we believe that the Alpha DaRT technology has the potential to deliver powerful and localized precise killing impact to the tumor without damage to surrounding healthy tissue. By combining the size and potency of alpha particles in a single-use disposable form, we believe that the Alpha DaRT may offer potent local radiation to tumors that have otherwise demonstrated poor response to radiation therapy or other standards of care, with the potential to apply to a wide range of tumors and clinical settings.

We were incorporated in Israel in 2015 and our headquarters is located in Jerusalem, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, acquiring and building our intellectual property portfolio and conducting research and development activities, including pre-clinical studies and clinical trials, for our Alpha DaRT technology. We do not have any products approved for sale in the United States and have not generated any revenue from product sales. To date, we have funded our operations primarily through private placements of ordinary and convertible preferred shares and funding from government contracts. From inception through December 31, 2021, we have raised an aggregate of $77,020 to fund our operations, of which $57,911 were gross proceeds from sales of our convertible preferred shares, $14,069 were gross proceeds from the issuance of ordinary shares and $5,040 were gross proceeds from government grants. In addition, upon consummation of the Business Combination on March 7, 2022 as discussed further below, we raised $90,872 of further gross proceeds from the associated transactions.

We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $8,367, $8,882 and $27,271 for the year ended December 31, 2019,

December 31, 2020 and December 31, 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $52,840. We anticipate that our expenses will increase significantly as we:

●	conduct additional clinical trials of our Alpha DaRT technology;
●	continue to discover and develop additional product candidates;
●	construct manufacturing facilities and supply chain capabilities in multiple geographies of sufficient capacity to provide commercial quantities of our Alpha DaRT products and any other product candidates for which we may obtain marketing approval;
●	seek regulatory and marketing approvals for our Alpha DaRT technology and any other product candidates that successfully complete clinical trials, if any;
●	develop and execute launch strategies, and establish a sales, marketing and distribution infrastructure to commercialize our Alpha DaRT technology and any other products for which we may obtain regulatory approval in geographies in which we plan to commercialize our products ourselves;
●	maintain, expand and protect our intellectual property portfolio;
●	hire additional staff, including clinical, scientific, technical, regulatory operational, and financial personnel, to execute our business plan; and
●	add clinical, scientific, operational, financial and management information systems and personnel to support our product development and potential future commercialization efforts, and to enable us to operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete clinical development and obtain further regulatory approvals for our Alpha DaRT technology. If we obtain regulatory approval for our Alpha DaRT technology or any other product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, commencing upon the closing of the Business Combination, we expect to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed.

Because of the numerous risks and uncertainties associated with therapeutics product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2021, we had cash and cash equivalents, restricted cash and short-term deposits totaling $31,934. We believe that the proceeds we received from the Business Combination and PIPE Investment, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based these estimates on assumptions that may prove to be imprecise, and we may use our available capital resources sooner than we currently expect. See “Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development of our Alpha DaRT technology and any future product candidates, and because the extent to which we may enter into collaborations with third parties for product development is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our Alpha DaRT technology or any future potential product candidates.

If we raise additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Business Combination

On July 7, 2021, the Company entered into the Merger Agreement with HCC and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into HCC, with HCC surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on March 7, 2022, HCC became a wholly owned subsidiary of the Company.

Business effects of COVID-19

The current COVID-19 pandemic has presented a substantial public health and economic challenge around the world and is affecting our employees, patients, communities and business operations, as well as the U.S. economy and financial markets. To date, our financial conditions and own operations have not been significantly impacted by the COVID-19 outbreak; however, the full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, liquidity and financial condition will depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, national and international markets. COVID-19 has resulted in a slowdown in recruitment of patients into certain of our clinical trials, particularly in North America, in part due to local restrictions or changes in practices at clinical sites during the pandemic. In other sites, the restrictions imposed by local COVID-19 regulations have required us to incur additional costs in treating patients due to the use of additional safety measures or scarcity of available hospital resources.

To date, our vendors have been able to continue to provide services and supply materials, and products and currently do not anticipate any disruption in services or interruptions in supply. However, we are continuing to assess the potential impact of the COVID-19 pandemic on our business and operations, including our expenses, and our ability to hire and retain employees.

The COVID-19 pandemic has caused us to modify our business practices (including but not limited to curtailing or modifying employee travel, moving to partial remote work, and cancelling physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, patients and business partners. The majority of our office-based employees have continued to work from the office without interruption during the pandemic, with certain adjustments as needed, such as division into capsules or installation of office dividers.

For additional information on the various risks posed by the COVID-19 pandemic, please read the section entitled “Risk Factors” in this Annual Report.

Basis of presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all dollar amounts are presented in thousands.

Financial Operations Overview

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our Alpha DaRT technology or other product candidates are successful and result in further regulatory approvals and successful commercialization efforts, we may generate revenue in the future from product sales. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our Alpha DaRT technology or any other product candidates. We may never succeed in obtaining further regulatory approvals for our Alpha DaRT technology or any of our other product candidates that we may develop in the future.

Operating Expenses

Our operating expenses since inception have consisted solely of research and development costs, marketing expenses and general and administrative costs.

Research and development, net

Research and development, net consist primarily of costs incurred for our research activities, including the development of and pursuit of further regulatory approvals of our Alpha DaRT technology, which include:

●	employee-related expenses, including salaries, benefits and share-based compensation expense for personnel engaged in research and development functions;
●	expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with CROs, investigative sites and consultants;
●	costs of manufacturing our product candidates or other material costs for use in our preclinical studies and clinical trials, including costs of raw materials, components, and other laboratory materials;
●	consulting and professional fees related to research and development activities;
●	facility costs and other allocated expenses, which include expenses for rent and maintenance of our facility, utilities, depreciation, overhead expenses and other supplies; and
●	registration and maintenance of our intellectual property portfolio.

We expense research and development costs as incurred.

Our external research and development expenses consist primarily of costs such as fees paid to consultants, contractors and CROs in connection with our preclinical and clinical development activities.

Because the bulk of our research and development expenses are for internal personnel or for manufacture of our Alpha DaRT for use across our clinical trials and pre-clinical studies, and the majority of our clinical trials and pre-clinical studies are led internally rather than using external CROs, we are unable to allocate our research and development expenses on a program-by-program basis.

Grants from the Israeli Innovation Authority (IIA) are offset against research and development costs at the later of when grant receipt is assured or the expenses are incurred.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate additional clinical trials of our Alpha DaRT technology, scale our manufacturing processes, continue to discover and develop additional components to the Alpha DaRT platform or other product candidates, and hire additional clinical and scientific personnel.

The successful development of our Alpha DaRT technology and other potential future product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of these product candidates. We are also unable to predict when, if ever, we will generate revenue and material net cash inflows from the commercialization and sale of any of our product candidates for which we have obtained or may obtain marketing approval. We may never succeed in achieving further regulatory approvals for any of our product candidates. The duration, costs and timing of preclinical studies, clinical trials and development of our product candidates will depend on a variety of factors, including:

●	successful completion of clinical trials with safety, tolerability and efficacy profiles for our Alpha DaRT technology and any potential future product candidates that are satisfactory to the FDA or any comparable foreign regulatory authority;
●	approval of IDEs or comparable applications for Alpha DaRT technology and any potential future product candidate to commence planned or future clinical trials in the United States or foreign countries;
●	significant and changing government regulation and regulatory guidance;
●	timing and receipt of marketing approvals from applicable regulatory authorities;
●	successful construction of additional manufacturing facilities, or establishing arrangements with contract manufacturing organizations, or CMOs, for third-party clinical and commercial manufacturing, to obtain sufficient supply of our product candidates;
●	obtaining and maintaining patent and other intellectual property protection and regulatory exclusivity for our product candidates;
●	commercializing our Alpha DaRT technology and any potential future product candidate, if and when further approved, whether alone or in collaboration with others;
●	acceptance of the product, if and when approved, by patients, the medical community and third-party payors;
●	competition with other therapies; and
●	maintenance of a continued acceptable safety profile of for Alpha DaRT technology and any potential future product candidate following approval.

A change in the outcome of any of these variables with respect to the development, manufacture or commercialization enabling activities of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of our Alpha DaRT technology and any potential future product candidate, or if we experience significant delays in our clinical trials due to patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

Marketing expenses

Marketing expenses consist primarily of salaries and other related costs, including share-based compensation, for personnel in marketing functions. Marketing expenses also include direct and allocated facility-related costs as well as costs of participation in conferences and exhibitions, licenses for marketing software, production of videos and marketing materials, and external consulting on product marketing or reimbursement.

We expect that our marketing expenses will increase in the future to support continued marketing activities and potential commercialization of our Alpha DaRT technology and any potential future product candidate. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, particularly if and when we initiate the hiring of a commercial team or increase our pre-launch commercial activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including share- based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, consulting, investor and public relations, accounting, auditing, tax services and insurance costs.

We expect that our general and administrative expenses will increase in the future to support continued research and development activities and potential commercialization of our Alpha DaRT technology and any potential future product candidate. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses.

Additionally, we expect to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance costs, and investor and public relations costs.

Financial (income) expenses, net

Financial (income) expenses, net, primarily consists of non-cash interest expense incurred on remeasurement of warrants, foreign currency transaction, bank charges and interest, and interest income earned on our cash and cash equivalents.

Results of Operations

	Year Ended December 31,
	2019	2020	2021
Operating expenses:
Research and development, net	$6,636	$7,544	$11,477
Marketing	397	288	482
General and administrative	977	1,412	1,861
Total operating expenses	$8,010	$9,244	$13,790
Loss from operations:
Financial (income) expense, net	308	(520)	13,474
Loss before taxes on income	8,318	8,724	27,264
Tax on income	146	158	7
Net loss	$8,464	$8,882	$27,271
Net loss attributable to noncontrolling interests	97	—	—
Net loss attributable to Alpha Tau Medical Ltd.	$8,367	$8,882	$27,271

Comparison of the Year Ended December 31, 2020 and 2021

The following table summarizes our results of operations for the years ended December 31, 2020 and 2021:

	Year
	Ended December 31,
	2020	2021	Change
Operating expenses:
Research and development, net	$7,544	$11,447	$3,903
Marketing	288	482	194
General and administrative	1,412	1,861	449
Total operating expenses	$9,244	$13,790	$4,546
Loss from operations:
Financial (income)expense, net	(520)	13,474	13,994
Loss before taxes on income	8,724	27,264	18,540
Tax on income	158	7	(151)
Net loss	$8,882	$27,271	$18,389

Research and development, net

Research and development, net increased by $3,903 from $7,544 for the year ended December 31, 2020 to $11,447 for the year ended December 31, 2021. The increase in research and development expense was primarily attributable to increased employee compensation and benefits increased primarily as result of an increase in headcount, and additional payments to clinical sites owing to the use of the Alpha DaRT in a larger number of patients and clinical trials, but was also offset by an increase in government grants from the Israel Innovation Authority.

Marketing expenses

Marketing expense increased by $194 from $288 for the year ended December 31, 2020 to $482 for the year ended December 31, 2021. The increase in marketing expenses was primarily attributable to increased engagement with third-party advisors and a return of marketing and conference activity that had previously decreased in 2020 due to COVID-19.

General and administrative

General and administrative increased by $449 from $1,412 for the year ended December 31, 2020 to $1,861 for the year ended December 31, 2021.

The increase in general and administrative expenses was primarily attributable to increased employee compensation and benefits, primarily due to an increase in headcount and related expenses, increased office-related expenses resulting primarily from relocation of the Company’s offices to Jerusalem, and increased audit fees in connection with preparations for public listing.

Financial (income) expense, net

Financial expense, net increased $13,994 from $(520) for the year ended December 31, 2020 to $13,474 for the year ended December 31, 2021. The increase was primarily attributable to a remeasurement of warrants in the amount of $13,257, as well as changes in foreign exchange rates and a decrease in interest received from bank deposits.

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	Years Ended
	December 31,		Dollar
	2019	2020	Change
Operating expenses:
Research and development, net	$6,636	$7,544	$908
Marketing	397	288	(109)
General and administrative	977	1,412	435
Total operating expenses	$8,010	$9,244	$1,234
Loss from operations:
Financial (income) expense, net	308	(520)	(828)
Loss before taxes on income	8,318	8,724	406
Tax on income	146	158	12
Net loss	$8,464	$8,882	$418
Net loss attributable to noncontrolling interests	97	—	(97)
Net loss attributable to Alpha Tau Medical Ltd.	$8,367	$8,882	$515

Research and development, net

Research and development, net increased by $908 from $6,636 for the year ended December 31, 2019 to $7,544 for the year ended December 31, 2020. The increase in research and development expense was primarily attributable to increased employee compensation and benefits increased primarily as result of an increase in headcount, owing to the use of the Alpha DaRT in a larger number of patients and clinical trials, but was also offset by a decrease in travel expenses and an increase in government grants from the Israel Innovation Authority.

Marketing expenses

Marketing expense decreased by $109 from $397 for the year ended December 31, 2019 to $288 for the year ended December 31, 2020. The decrease in marketing expenses was primarily attributable to decreased participation in conferences and exhibitions and related expenses, due to the effects of COVID-19.

General and administrative

General and administrative increased by $435 from $977 for the year ended December 31, 2019 to $1,412 for the year ended December 31, 2020.

The increase in general and administrative expenses was primarily attributable to increased employee compensation and benefits, including share-based compensation, primarily due to an increase in headcount and related expenses, increased consulting and professional services primarily resulting from the growth in our general business operations.

Financial (income) expense, net

Financial (income) expense, net decreased by $828 from $308 for the year ended December 31, 2019 to $(520) for the year ended December 31, 2020. The decrease was primarily attributable to remeasurement of warrants, as well as a reduction in interest rate on our bank deposits and changes in foreign exchange rates.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through December 31, 2021 primarily through gross proceeds of $57,911 from sales of our convertible preferred shares, $14,069 from the issuance of ordinary shares and $5,040 from government grants. The following table provides information regarding our total cash and cash equivalents, restricted cash and short-term deposits for the periods presented:

	As of December 31,
	2019	2020	2021
Cash and cash equivalents	$1,831	$15,598	$23,236
Restricted cash	10	576	618
Short-term deposits	26,298	30,417	8,080
	$28,139	$46,591	$31,934

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Years Ended December 31,
	2019	2020	2021
Net cash used in operating activities	$(6,910)	$(7,251)	$(11,812)
Net cash (used in) provided by investing activities	(10,163)	(7,817)	19,273
Net cash provided by financing activities	5,323	29,317	111
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(18)	84	108
(Decrease) increase in cash, cash equivalents and restricted cash	$(11,768)	$14,333	$7,680

Net cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $7,251 for the year ended December 31, 2020, compared to $11,812 for the year ended December 31, 2021. The increase of $4,561 was primarily attributable to an increase in net loss of $18,389, offset by an increase of $13,054 in the add-back of the change in fair value of warrants to convertible preferred shares.

Net cash used in operating activities was $6,910 for the year ended December 31, 2019, compared to $7,251 for the year ended December 31, 2020. The $341 increase in cash used in operating activities was primarily attributable to an increase in net loss of $418, offset by a decrease of $791 in the financial expenses related to remeasurement of warrants, and an increase of $963 in changes in the components of working capital, including a decrease in prepaid expenses and other receivables as compared to an increase in the year ended December 31, 2019, and larger increase in other payables and accrued expenses.

Net cash provided from/ used in investing activities

Net cash used in investing activities was $7,817 for the year ended December 31, 2020 compared to net cash provided by investing activities of $19,273 for the year ended December 31, 2021. The increase in cash provided from investing activities of $27,090 was primarily attributable to a $26,250 decrease in bank deposits.

Net cash used in investing activities was $10,163 for the year ended December 31, 2019 compared to $7,817 for the year ended December 31, 2020. The decrease in cash used for investing activities of $2,346 was primarily attributable to a $2,474 increase in purchases of property and equipment and a $4,820 decrease in deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $29,317 for the year ended December 31, 2020 compared to $111 for the year ended December 31, 2021. The decrease of $29,206 was primarily attributable to the $28,726 of proceeds from the issuance of Series B Preferred Shares in the year ended December 31, 2020.

Net cash provided by financing activities was $5,323 for the year ended December 31, 2019 compared to $29,317 for the year ended December 31, 2020. The increase of $23,994 was primarily attributable to the $28,726 proceeds from the issuance of series B Preferred shares in the year ended December 31, 2020, as compared to the $5,250 of proceeds from the issuance ordinary shares in the year ended December 31, 2019.

Effect of exchange rate changes on cash, cash equivalents and restricted cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was an increase of $84 for the year ended December 31, 2020 compared to an increase of $108 for the year ended December 31, 2021. The increase of $24 was primarily attributable to changes in the exchange rate between the U.S. Dollar vs. the Israeli NIS.

The effect of exchange rate changes on cash, cash equivalents and restricted cash was a decrease of $18 for the year ended December 31, 2019 compared to an increase of $84 for the year ended December 31, 2020. The increase of $102 was primarily attributable to changes in the exchange rate between the U.S. Dollar vs. the Israeli NIS and the Euro.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development for, initiate later stage clinical trials for, and seek further marketing approvals for, our Alpha DaRT technology and other potential future product candidates. In addition, if we obtain further marketing approvals for our Alpha DaRT technology and other potential future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of the Business Combination, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect that the proceeds we received from the Business Combination and the PIPE Investment, together with our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the costs of conducting future clinical trials of our Alpha DaRT technology;
●	the costs of manufacturing additional supply for one or more pivotal clinical trials of our Alpha DaRT technology and potential future clinical studies we might conduct for other future product candidates;
●	the costs of scaling up our manufacturing process and supply chain capacity to provide sufficient quantities of Alpha DaRT for the potential commercialization of Alpha DaRT if our clinical development program is successful and we obtain further marketing approvals;
●	the scope, progress, results and costs of discovery, preclinical development, laboratory testing and clinical trials for other potential product candidates we may develop, if any;
●	the costs, timing and outcome of regulatory review of our Alpha DaRT technology and other potential future product candidates;
●	our ability to establish and maintain collaborations on favorable terms, if at all;
●	the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements we might have at such time;
●	the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;
●	the amount of revenue, if any, received from commercial sales of our Alpha DaRT technology and other potential future product candidates, should any of our product candidates receive further marketing approvals;
●	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
●	our headcount growth and associated costs as we expand our business operations and our research and development activities; and
●	the costs of operating as a public company.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time- consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain further marketing approvals and achieve product sales. In addition, our Alpha DaRT technology and other potential future product candidates, if further approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a shareholder. Any debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our significant and non-cancellable contractual obligations as of payment due date by period at December 31, 2021:

	Payments Due by Period Ended December 31,
	Total	2022	2023	2024	2025	2026	Thereafter
Operating leases (facilities and motor vehicles)	$8,364	$775	$722	$724	$590	$605	$4,948
Total	$8,364	$775	$722	$724	$590	$605	$4,948

We occasionally enter into ordinary course agreements with CROs for clinical trials, third party manufacturers of certain components, professional consultants for expert advice and other vendors for other services for operating purposes. We have not included these payments in the table of contractual obligations above since the contracts do not contain any minimum purchase commitments and are cancelable at any time by us, generally upon 30 days prior written notice and therefore we believe that our non-cancelable obligations under these agreements are not material.

We are also obligated to make royalty payments in certain circumstances. We have received royalty-bearing grants from the IIA to finance our research and development programs in Israel, through which we received IIA participation payments in the aggregate amount of $4,065 through December 31, 2021. In return, we committed to pay IIA royalties at a rate of 3-3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2021, no royalties have been paid or accrued. In addition, in connection with acquiring certain intellectual property from Althera Medical (“Althera”), our predecessor, we assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest at LIBOR rate). The Company’s liability to the IIA at December 31, 2021, including royalty-bearing grants received by the Company, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $5,061. In addition, through December 31, 2021, we received IIA participation payments in the aggregate amount of $975 under non-royalty-bearing programs from the IIA. This includes an advance payment of $242 received in December 2021 toward such a non-royalty-bearing grant program, which is effective from December 1, 2021. This amount is presented as an accrued expense at December 31, 2021. Additionally, we also agreed to pay Althera 2% (subject to certain adjustments), from sales derived from the purchased intellectual property, up to a maximum amount of $1,500 (plus VAT), in the aggregate.

In connection with ongoing research and development activities and acquiring certain intellectual property from Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University, we agreed to pay a 2.5% royalty on net sales of our alpha radiation products and a 7% royalty on any royalties or revenues from licensing such products. We also agreed to grant to HekaBio K.K. options to acquire 271,588 of Alpha Tau ordinary shares at a price of $4.42 each and to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price and 10% of distribution receipts in Japan if HekaBio K.K. successfully assists us in obtaining regulatory marketing approval of the Alpha DaRT in Japan.

As part of our ongoing research and development activities with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), we agreed to pay BGN a 0.75% royalty on all sales of our alpha radiation products and a 1.5% royalty on sales of any products that contain intellectual property owned by Ben Gurion University, net of certain deductions. We also agreed to pay BGN 4% of certain license revenues that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. We will wholly own any intellectual property that is developed jointly with Ben Gurion University.

As part of our clinical trial agreement with Cambridge University Hospitals NHS Trust, we agreed to pay Cambridge 5% of any marginal increase in our net sales generated on account of any patent or patent claim granted from the research performed in such trial and 2% of our net sales received for the treatment of Squamous Cell Carcinoma of the vulva.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2020 and 2021, our cash equivalents consisted of interest-bearing checking accounts and deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term nature and the low risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents or on our financial position or results of operations.

We operate primarily in Israel and the majority of our expenses are denominated in New Israeli Shekels, or NIS. We are subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to our foreign currency exposures for the years ended December 31, 2020 and 2021, a 10% unfavorable movement in foreign currency exchange rates would have increased our operating expenses by approximately 8.5% and 7.4%, respectively.

We do not currently hedge our foreign currency exchange rate risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, or EGC, we intend to rely on certain of these exemptions, including exemptions from the requirement to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an EGC until the earlier of: the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

C.	Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Item 4.B above and the “Key Information —Risk Factors —Risks Related To Our Incorporation and Location In Israel” in Item 3.D above.

For a description of our intellectual property, please see “Item 4.B” above under “—Intellectual Property.

D.	Trend Information

Other than as described in Item 3.D. “Key Information —Risk Factors” and in Item 5.A. “Operating and Financial Review” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our results of operations or financial condition, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Estimates

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this Annual Report, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Share-Based Compensation

We apply the fair value recognition provisions of ASC 718, Compensation—Stock Compensation, or ASC 718, for share-based awards granted to employees and directors for their services on the board of directors. Determining the amount of share-based compensation to be recorded requires us to develop estimates of the fair value of share options as of their grant date. We estimate the fair value of each share option grant using the Black-Scholes option-pricing model. Calculating the fair value of share-based awards requires that we make subjective assumptions.

Pursuant to ASC 718, we measure share-based awards granted to employees and members of the board of directors at fair value on the date of grant and recognize the corresponding share-based compensation expense of those awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. We have historically granted share options with exercise prices equivalent to or higher than the fair value of Alpha Tau ordinary shares as of the date of grant.

For awards with no performance conditions, the Company recognizes the related share-based compensation expense on a straight-line basis over the requisite service period of the awards, including awards with graded vesting. For awards with performance conditions the share-based compensation expense is recognized if and when the Company concludes that it is probable that the performance condition will be achieved and where the performance condition awards include graded vesting, the share-based compensation expense is recognized based on the accelerated method. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment.

We account for share-based awards to non-employees in accordance with ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, or ASU No. 2018-07, which simplifies the accounting for share-based payments granted to nonemployees for goods and services and aligns most of the guidance on such payments to the nonemployees with the requirements for share-based payments granted to employees.

The Black-Scholes option-pricing model uses the following inputs: the fair value of Alpha Tau ordinary shares, the expected volatility of Alpha Tau ordinary shares, the expected term of our share options, the risk-free interest rate for a period that approximates the expected term of our share options and our expected dividend yield. Due to the lack of a public market for Alpha Tau ordinary shares and a lack of company-specific historical and implied volatility data, we have based our computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to us, including stage of product development, life science industry focus, length of trading history and similar vesting provisions. The historical volatility data is calculated based on a period of time commensurate with the expected term assumption. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available or until circumstances change, such that the identified entities are no longer representative companies. In the latter case, more suitable, similar entities whose share prices are publicly available would be utilized in the calculation. We use the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. Under this approach, the weighted-average expected option term is presumed to be the average of the contractual term (ten years) and the vesting term (generally four years) of our share options. We utilize this method due to lack of historical exercise data and the “plain-vanilla” nature of our share-based awards. The expected term is applied to the share option grant group as a whole, as we do not expect substantially different exercise or post-vesting termination behavior among our employee population. The risk- free interest rate is based on a treasury instrument whose term is consistent with the expected term of the share options. The expected dividend yield is assumed to be zero as we have never paid cash dividends and have no current plans to pay any cash dividends on Alpha Tau ordinary shares.

Valuation of Our Ordinary Shares

The fair value of the ordinary shares underlying our option awards was determined by our board of directors, with input from management. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our ordinary share as of each respective grant date. The valuations of Alpha Tau ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. The assumptions used in the valuation model are based on future expectations combined with management judgment. Our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of Alpha Tau ordinary shares as of the date of each option grant, including the following factors:

●	independent valuations performed at periodic intervals by an independent third-party valuation specialist;
●	our current business projections;
●	our stage of development;
●	the prices, rights, preferences and privileges of our convertible preferred shares;
●	current business conditions;
●	the likelihood of a liquidity event for the ordinary shares underlying these options, such as an initial public offering or sale of our company, given prevailing market conditions;
●	any adjustments necessary due to the lack of marketability of Alpha Tau ordinary shares;
●	the purchase of our preferred shares by third party investors in arms-length transactions; and
●	the market performance of comparable publicly traded companies.

In the event of a qualified initial public offering, our preferred shares would convert into ordinary shares (on a one-for-one basis for our Preferred B shares, and a 1.07-to-one basis for our Preferred A shares), and accordingly would receive a pro rata amount of proceeds per share vs. ordinary shares. In the case of a sale or liquidation of the Company, the preferred shares would receive their liquidation preferences and thereafter a fraction in the remaining proceeds with the ordinary shares on a pro-rata basis. Accordingly, we determined the fair value of Alpha Tau ordinary shares in a hybrid model method utilizing two scenarios of OPM and public market offering (i.e., initial public offering or SPAC merger), and applying a weighted average of these values based on their relative probabilities in order to calculate the final per share value.

●	First, we determined our Company’s value in an exit scenario due to a liquidity event, such as an initial public offering or SPAC merger, using the market approach and based on preliminary discussions with investment banks or engagement with SPACs. In this scenario, all preferred shares, warrants to purchase preferred shares and options to purchase Alpha Tau ordinary shares convert into, or are deemed to be exercised for, ordinary shares. The firm value is divided by the resulting number of shares to determine a per share value.
●	Second, we determined our Company’s value using a market approach (based on the backsolve method). The backsolve method involves making assumptions for the time to liquidity, volatility, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. In order to estimate the value of our equity value, including both ordinary and preferred shares, we relied upon our Series B preferred share price determined in recent financing rounds of our Series B preferred shares, which we believed to be the most indicative of our value.

We then allocated the value between all elements of our securities (preferred shares, ordinary shares, warrants for preferred shares and options for ordinary shares) using the option pricing model (“OPM”), on the assumption that our preferred shares will benefit from their liquidation preference, as follows:

●	Under the backsolve method we used recent share purchase transactions to solve our implied equity value. This approach takes into account the economic rights of the various classes of shares such as liquidation preferences, redemption rights and dividend rights and then allocates the value accordingly to the rights and privileges of each class of shares. Since the Series B Preferred shares financing rounds involved multiple unrelated investors in a set of arms-length transactions, we determined it was the most appropriate method to determine the fair value of Alpha Tau ordinary shares given the early-stage nature of the company.
●	Under the OPM, preferred and ordinary shares are treated as a series of call options, with the preferred shares having an exercise price based on the liquidation preference of the respective preferred share. The OPM operates through a series of Black–Scholes option pricing models, with the strike prices of the options representing the upper and lower bounds of the proceed ranges that a security holder would receive upon a liquidity event. The strike prices occur at break points where the allocation of firm value changes among the various security holders. The ordinary shares are presumed to have value only if funds available for distribution to shareholders exceed the value of the respective liquidation preferences at the time of a liquidity event. The OPM requires an enterprise level input of firm value or a transaction level input of specific security value (typically, a recently issued convertible preferred security) to anchor the allocation of firm value among the various classes of securities.

In making the final determination, we also applied a discount for lack of marketability right, as applicable, to Alpha Tau ordinary shares.

We believe we applied a reasonable valuation method to determine the share option exercise prices on the respective share option grant dates. A combination of factors led to changes in the fair value of Alpha Tau ordinary shares.

Accounting Treatment of the Convertible Preferred Shares

Our preferred shares are considered a “freestanding financial instrument” pursuant to ASC 480 “Distinguishing Liabilities from Equity” and are redeemable in a deemed liquidation event, which is not under our control; thus, we classified the shares outside permanent equity pursuant to ASC 480-10-S99. As of December 31, 2019, 2020 and 2021, we did not adjust the carrying values of the shares to the deemed liquidation values of such shares since a deemed liquidation event was not probable.

Warrants to Purchase Convertible Preferred Shares

Warrants to purchase our convertible preferred shares are considered a “freestanding financial instrument” pursuant to ASC 480. Our warrants were classified as a liability on the balance sheet initially, and subsequently measured at fair value through earnings, as the underlying shares are contingently redeemable (upon a deemed liquidation event, which is not under our control) and, therefore, embody an obligation that is indexed to an obligation to repurchase our shares by transferring assets. The change in fair value of our warrants is recognized as a component of financial expenses (income), net, in the statements of operation.

Our board of directors calculates the fair value of the warrants on the issuance date and on subsequent reporting dates, considering among other things, a third-party valuation. We first calculated the underlying preferred share value by using the income approach and the market approach. Then the equity value was allocated by using the hybrid model method utilizing two scenarios of OPM and initial public offering. Once the preferred shares value was derived from the two scenarios, the Black-Scholes model was utilized to calculate the warrants value in each one of the scenarios. Then, probability for each one of the scenarios was applied by the Company to derive the weighted average fair value of the warrants.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 21, 2022:

Name	Age	Position
Executive Officers
Uzi Sofer	52	Chief Executive Officer and Chairman
Raphi Levy	37	Chief Financial Officer
Prof. Itzhak Kelson	82	Chief Physics Officer
Prof. Yona Keisari	75	Chief Scientific Officer
Robert Den, M.D	43	Chief Medical Officer
Amnon Gat	47	Chief Operations Officer
Ronen Segal	50	Chief Technology Officer
Directors
Michael Avruch	52	Director
Ruth Alon	70	Director
S. Morry Blumenfeld, Ph.D	84	Director
Meir Jakobsohn	53	Director
Alan Adler	81	Director
Gary Leibler	56	Director
Peter Melnyk	60	Director
David M. Milch, M.D	67	Director

Executive Officers

Uzi Sofer has served as Alpha Tau’s Chief Executive Officer and as chairman of its board of directors since the company’s founding in 2015. Prior to that, Mr. Sofer was the co-founder, Chief Executive Officer and director of Brainsway Ltd. (NASDAQ: BWAY), an Israeli medical device company, from 2003 until his retirement in 2014, and also served as its acting Chief Financial Officer from its inception until 2010. Mr. Sofer has served as Chief Executive Officer, Chief Financial Officer, and chairman of various private and public companies for the past two decades. From 2001 until 2010, Mr. Sofer served as both chairman of the board and Chief Financial Officer of Hofit Kibbutz Kinneret Ltd. (TASE:HOFI). From 2000 through 2002, he served as director and Chief Financial Officer of Magen David Taasiot Ltd. Mr. Sofer has a B.Sc. in Accounting and Information Systems from the Lev Institute (Jerusalem College of Technology). We believe that Mr. Sofer’s public company and industry experience qualify him to serve on our board of directors.

Raphi Levy has served as Alpha Tau’s Chief Financial Officer since 2019. Prior to joining Alpha Tau, Mr. Levy served in the Investment Banking Division at Goldman Sachs from 2006 until 2019 in New York and Tel Aviv, most recently serving as Executive Director in charge of healthcare banking in Israel. Mr. Levy holds a BS in Economics from the Wharton School of Business, University of Pennsylvania, and a BSE and MSE in Electrical Engineering from the School of Engineering and Applied Science, University of Pennsylvania.

Professor Itzhak Kelson has served as Alpha Tau’s Chief Physics Officer since 2016, and, together with Prof. Yona Keisari, co-invented the Alpha DaRTTM technology in 2003. In addition to his position with the Company, Prof. Kelson is Professor Emeritus and retired chairman of the Tel Aviv University School of Physics and Astronomy. In addition to his career as a tenured professor at Tel Aviv University, between 1963 and 1999, Prof. Kelson held research and teaching positions at multiple universities and institutions, including the Weizmann Institute, Yale University, University of California, Berkeley, University of Wisconsin, Brookhaven National Laboratory, Goethe University Frankfurt, Michigan State University, the Soreq Nuclear Research Center, University of Rochester, Rutgers University, University of Paris XI at Orsay, Saclay Nuclear Research Centre, the European Organization for Nuclear Research

(CERN) and the University of British Columbia. Prof. Kelson holds an M.Sc. in Physics, Mathematics and Applied Mathematics and a Ph.D. in Physics (Nuclear Theory) from the Hebrew University of Jerusalem.

Professor Yona Keisari co-founded Alpha Tau and, together with Prof. Itzhak Kelson, invented the Alpha DaRTTM technology in 2003. Prof. Keisari served as Alpha Tau’s Chief Biological Officer from 2016 until 2019 and has served as Chief Scientific Officer since 2019. Prof. Keisari was a faculty member at the Department of Clinical Microbiology and Immunology, Faculty of Medicine, Tel Aviv University, Israel from 1979 until 2015, and as Full Professor from 2002 until 2015, at which time he became Professor Emeritus. Prof. Keisari’s studies focus on the activation of systemic anti-tumor immune reactivity through in-situ destruction of solid cancers with Alpha DaRTTM, and developing means to improved eradication of metastases. Prof. Keisari has co-authored 93 peer-reviewed scientific papers and is an editorial board member of eight journals. He co-founded and served as president of the Israeli Society for Cancer Research from 2013 until 2015 and has served as treasurer of The International Cancer Microenvironment Society since 2015. Prof. Keisari holds an M.Sc. in Microbiology and Immunology and a Ph.D. in Immunology from Tel Aviv University, and was a postdoctoral fellow at the National Cancer Institute of the NIH in Bethesda, MD.

Robert Den, MD has served as Alpha Tau’s Chief Medical Officer since 2019. Dr. Den specializes in radiation oncology and conducts innovative research across a broad variety of malignancies. From 2011 to 2015 and from 2015 to the present, Dr. Den has served as an assistant professor and an associate professor, respectively, at Jefferson University, where he has also served as a clinical practitioner since 2007. Dr. Den holds a B.S. in Chemistry from Yale University and an M.D. from Harvard Medical School.

Amnon Gat has served as Alpha Tau’s Chief Operations Officer since 2018, after having served as Alpha Tau’s VP of Marketing and Business Development and then VP of Operations between 2016 and 2018. Mr. Gat also served as a director of Alpha Tau Medical Canada from 2019 until 2021. Mr. Gat leads our operations in the United States and has over 20 years of experience in the medical device and healthcare industries. Prior to joining Alpha Tau, Mr. Gat held managerial positions in public and private companies, such as Brainsway Ltd. (NASDAQ: BWAY) from 2011 until 2015, OSG Optimal Strategix Group, Inc. from 2010 until 2011, and Truphatek International Ltd. from 2007 until 2009, and served as a senior paramedic in the Israeli national emergency services. Mr. Gat holds a BA from The Open University of Israel and an MBA in International Management and Marketing from the Interdisciplinary Center, Herzliya.

Ronen Segal has served as Alpha Tau’s Chief Technology Officer since 2019. Mr. Segal has served in a variety of senior managerial and technological development positions, including at Brainsway Ltd (NASDAQ: BWAY), where he served as Chief Technology Officer, Deputy CEO and Head of Business Development from 2010 until 2018, and co-founder and Vice President at WiTech Communications Ltd. from 2004 until 2010. Mr. Segal completed studies in 1994 toward a BSc in Electro-Optical Engineering and Applied Physics at the Jerusalem College of Technology.

Directors

Michael Avruch has served as a member of Alpha Tau’s board of directors since 2016. Mr. Avruch has served as chief executive officer, chief financial officer, and as a member of the board of directors of Sabor LTD (The Sabor Group Europe) since 1998 and Sabor Venture Capital Investments (VCI) LTD since 2017. Mr. Avruch has also served as chief executive officer and chief financial officer of Sabor Group USA since 2015. Mr. Avruch has experience in the real estate, services, and trade sectors in multiple countries in Europe and the USA. Mr. Avruch holds a B.A. in Management Accounting and Information Systems from the Jerusalem College of Technology and an MBA from Bar Ilan University. We believe Mr. Avruch’s financial and cross-border experience qualify him to serve on our board of directors.

Ruth Alon has served on our Board since March 2022. Ms. Alon is currently the founder and CEO of Medstrada. From 1997 and until December 24, 2016, Ms. Alon served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and Chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then approximately 1,000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries (IATI), an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, R&D centers of multinational corporations and others. She currently serves on the boards of Vascular Biogenics Ltd (Nasdaq:VBLT), Moringa Acquisition Corp (NASDAQ:MACA), Treos Bio (privately held), Phoska BioPharma (privately held), Blue Tree Technologies (privately held), and Brainsgate (privately held) (as Chairperson). Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of

Physicians and Surgeons. We believe Ms. Alon’s financial and capital markets experience with healthcare companies qualify her to serve on our board of directors.

S. Morry Blumenfeld, Ph.D. has served as a member of Alpha Tau’s of directors since 2016. Dr. Blumenfeld is President and CEO of Quescon Consultants Ltd, a medical device consulting company, as position he has held since 2012. Dr. Blumenfeld is also a Venture Partner for MedTech Investments at OurCrowd and is the Founding Partner of Meditech Advisors LLC, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after 34 years with the company, where he helped initiate both GE’s CT and MRI business lines as well as the initial use of MR guided Focused Ultrasound, now being used by Insightec. Currently, Dr. Blumenfeld serves on the board of directors of a number of private medical device and technology companies. Dr. Blumenfeld holds a B.A.Sc in Engineering Physics, an M.A. in Molecular Physics and a Ph.D. in Molecular Physics from the University of Toronto. We believe that Dr. Blumenfeld’s industry experience qualify him to serve on our board of directors.

Meir Jakobsohn has served as a member of Alpha Tau’s board of directors since 2016. In 1996, Mr. Jakobsohn founded Medison Pharma Limited, a global pharma company and one of the largest commercialization partners of biopharma companies, and he currently serves as its Chief Executive Officer and chairman of the board of directors. Mr. Jakobsohn has served on the board of directors of various public and private healthcare and technology companies. Mr. Jakobsohn holds a BA in Economics from Bar-Ilan University and an Executive MBA from Bradford University in the UK. We believe that Mr. Jakobsohn’s financial and industry experience qualify him to serve on our board of directors.

Alan Adler has served as a member of Alpha Tau’s board of directors since 2018. Mr. Adler served as a chairman of the board of directors and chief executive officer of Israeli-based Oridion Systems Ltd, from 2004 until the company was acquired by Medtronic plc, f/k/a Covidien (NYSE: MDT), in 2012. Prior to that, he gained over 14 years of experience as a principal at McKinsey & Company and, afterwards, as a senior partner at Evergreen Venture Partners, an Israeli venture capital group. Mr. Adler currently serves as a member of the board of directors of a number of private technology and life science companies. Mr. Adler holds a B.Sc. in Mathematics from Rensselaer Polytechnic Institute and an MBA with honors from Stanford University. We believe that Mr. Adler’s financial and industry experience qualify him to serve on our board of directors.

Gary Leibler has served as a member of Alpha Tau’s board of directors since 2018. Mr. Leibler is the founder of Shavit Capital, a private equity practice that specializes in investing in late stage Israeli technology companies, and has been serving as the managing partner of Shavit Capital since 2007. Since 2021, Mr. Leibler has also served as a director of Growth Capital Acquisition Corp. (NASDAQ: GCAC), a special purpose acquisition vehicle. Mr. Leibler has served as director of various private hi-tech and investment advisory companies. Mr. Leibler was also the founder and managing partner of AIG Orion Venture Capital Fund, which was managed in partnership with the international private equity practice of American International Group (NYSE: AIG), and also served as a manager of the private equity practice of AIG Global Emerging Markets. Mr. Leibler holds a B.Sc. degree in Laws and a B.Sc. degree in Economics from Monash University, Melbourne, Australia. We believe that Mr. Leibler’s financial and industry experience qualify him to serve on our board of directors.

Peter Melnyk has served as a member of Alpha Tau’s board of directors since 2020. From 2019 until 2021, Mr. Melnyk served as the chief executive officer of Fortovia Therapeutics, Inc., a commercial stage, pharmaceutical company focused on oncology supportive care products. From 2011 until 2017, Mr. Melnyk was chief commercial officer at NovoCure Limited (NASDAQ: NVCR), a cancer medical device company, where he built a global commercial platform and infrastructure to launch a new modality of anticancer technology. Mr. Melnyk was previously senior vice president for global sales and marketing at OSI Pharmaceuticals, Inc., a U.S. pharmaceutical company, where he led the global commercialization efforts for Tarceva, a chemotherapy drug, from 2003 to 2011. Prior to that, Mr. Melnyk was the executive director of oncology at Pharmacia Oncology from 2001 until 2003, until its acquisition by Pfizer, Inc. Mr. Melnyk also served in various capacities at Bristol-Myers Squibb Company from 1991 until 2001. Mr. Melnyk holds a B.Sc in Animal Science and M.Sc in reproductive endocrinology from McGill University. We believe that Mr. Melnyk’s public company and industry experience qualify him to serve on our board of directors.

David M. Milch, M.D. has served as a member of our board of directors since March 2022. Dr. Milch has been a self-employed independent investor in the life sciences and technology areas for the past 30 years. Recently, Dr. Milch pursued a number of media opportunities, as the lead investor, including Mila-Media, BeTerrific! and others. In 2014, Dr. Milch invested in the first biopharma spinout from well-known genomics research leader Jackson Laboratories, Cyteir Therapeutics, with co-investors Celgene Corporation, Venrock, Silverlake and others. In 2010, Dr. Milch established the Dr. David M. Milch Foundation to serve “Tikkun Olam” (healing the world) in two primary areas: Arts for Social Impact which focuses on film, theater, and other modes of creativity, and Youth

Mentoring, which helps foster leadership development and civic responsibility. In 2008, Dr. Milch was part of the small angel group which capitalized Games24X7 in India, currently named RummyCircle. Dr. Milch received his B.S. in Biology at Stanford University and his M.D. from Harvard Medical School. We believe that Dr. Milch’s financial and industry experience qualify him to serve on our board of directors.

B.Compensation

Directors

Under the Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and, unless exempted under regulations promulgated under the Companies Law, (iii) the approval of its shareholders at a general meeting. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special vote in one of the following two ways:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, vote in favor of the inconsistent provisions of the compensation package, excluding abstentions; or
●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the inconsistent provisions of the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive Officers other than the Chief Executive Officer

The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer and who do not also serve as a director) be approved in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy).

However, there are exceptions to the foregoing approval requirements with respect to such non-director executive officers. If the shareholders of the company do not approve the compensation of such a non-director executive officer, the compensation committee and board of directors may override the shareholders’ disapproval for such non-director executive officer provided that the compensation committee and the board of directors each document the basis for their decision to override the disapproval of the shareholders and approve the compensation.

An amendment to an existing compensation arrangement with a non-director executive officer requires only the approval of the compensation committee, if the compensation committee determines that the amendment is immaterial. However, if such non-director executive officer is subordinate to the chief executive officer, an immaterial amendment to an existing compensation arrangement shall not require the approval of the compensation committee if (i) such amendment is approved by the chief executive officer, (ii) the company’s compensation policy allows for such immaterial amendments to be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company do not approve the compensation arrangement with a chief executive officer who does not serve as a director, the compensation committee and board of directors may override the shareholders’ decision provided that they each document the basis for their decision and the compensation is in accordance with the company’s compensation policy. The approval of each of the compensation committee and board of directors should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the

Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy).

In the case of a new chief executive officer, the compensation committee may waive the shareholder approval requirement with regard to the compensation of a candidate for the chief executive officer position if the compensation committee determines that: (i) the compensation arrangement is consistent with the company’s compensation policy, (ii) the chief executive officer candidate did not have, on the date of his appointment or during the two-year period preceding his appointment, an “affiliation” (including an employment relationship, a business or professional relationship or control) with the company or a controlling shareholder of the company or a relative thereof and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. However, if the chief executive officer candidate will serve as a member of the board of directors, such candidate’s compensation terms as chief executive officer must be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2021 was approximately $1.77 million. This amount includes $199,000 of amounts set aside or accrued to provide pension, severance, retirement, health or similar benefits or expenses as well as other benefits commonly reimbursed or paid by companies in Israel. In addition, in 2021 we granted to our executive officers and directors a total of 608,500 restricted share units and 601,859 options to purchase our ordinary shares with an exercise price of $11.50. Both the share options and restricted share units shall commence vesting only upon consummation of the Business Combination, will vest over a 4-year period therefrom and will expire 10 years from the date of grant.

For 2022, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $3.66 million. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2022.

As of December 31, 2021, options to purchase 3,134,875 ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $4.95 per ordinary share. As of December 31, 2021, 608,500 restricted share units granted to our executive officers and directors were outstanding under our equity incentive plans.

We currently pay each of our non-employee directors an annual retainer of $26,000, with an additional annual payment for service on board committees as follows: $18,000 (or $21,000 for the chairperson) per membership of the audit committee, or $12,000 (or $14,000 for the chairperson) per membership of the compensation committee, $6,000 (or $7,000 for the chairperson) per membership of the nominating and governance committee and $5,000 (or $6,000 for the chairperson) per any membership on any other standing board committee. In addition, upon election, non- employee directors and each employee director that serves as chairperson of our board of directors, will be granted equity awards under our incentive plan at a value of $100,000, which will vest on a monthly basis over a period of three years. In addition, each non-employee director and each employee director that serves as chairperson of our board of directors will be granted annual equity awards under our incentive plan (provided the director is still in office) at a value of $100,000, which will vest on the earlier of the first anniversary of the date on which such options and restricted share units were granted or the date upon which our next annual general meeting of the shareholders is convened, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction.

Share Option Plans

2016 Share Incentive Plan

We adopted our 2016 Share Incentive Plan (the “2016 Plan”) on September 8, 2016. The 2016 Plan provides for the grant of options to our and our subsidiaries’ and affiliates’ employees, directors, office holders, service providers and consultants.

Authorized Shares. As of December 31, 2021, there were 442,439 ordinary shares reserved and available for issuance under the 2016 Plan.

Administration. Our board of directors, or a duly authorized committee of the board of directors, administers the 2016 Plan. Under the 2016 Plan, the Administrator has the authority, subject to applicable law, to (among other things) interpret the terms of the 2016 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend (in certain cases, with the consent of the grantee) the terms of awards, including: the number of shares underlying each award, the class and the exercise price of an option or purchase price per share covered by an award, the fair market value of our ordinary shares, the time of grant and vesting schedule applicable to an award (including the determination to accelerate an award and/or amend the vesting schedule), the method of payment for shares purchased upon the exercise or (if applicable) vesting of an award or for satisfaction of any tax withholding obligation arising in connection with the award or such shares, the time of the expiration of the awards, the effect of the grantee’s termination of employment, prescribe the forms of agreement under which each award is granted, and take all other actions and make all other determinations necessary or desirable for, or incidental to, the administration of the 2016 Plan and any award under the 2016 Plan.

The Administrator also has the authority to interpret the 2016 Plan and any award agreement, and to amend or rescind provisions of the 2016 Plan or terminate the 2016 Plan at any time before the date of expiration of its ten year term.

Eligibility. The 2016 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes or are otherwise subject to U.S. Federal income tax (“U.S. Grantees”), Section 422 of the Code and Section 409A of the Code.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Our non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.

Grant. All awards granted pursuant to the 2016 Plan are evidenced by a written or electronic agreement between Alpha Tau and the grantee or a written or electronic notice delivered by Alpha Tau (the “Award Agreement”). The Award Agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, manner of exercise, term and vesting schedule (including performance goals or measures) and the exercise price, if applicable.

Each award will expire ten years from the date of the grant thereof (or five years in case of incentive stock options, within the meaning of Section 422 of the Code, granted to certain significant shareholders), unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2016 Plan provides for the grant of options (including incentive stock options and nonqualified stock options) to acquire ordinary shares or shares of such other class as may be designated by the board of directors, restricted shares, restricted share units and other share-based awards.

Options granted under the 2016 Plan to U.S. Grantees may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of incentive stock options granted to certain significant shareholders), unless such award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of the Code or any successor guidance.

Exercise. An award under the 2016 Plan may be exercised by providing Alpha Tau or Alpha Tau’s Chief Executive Officer with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the Administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2016 Plan, and unless otherwise determined by the Administrator, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with Alpha Tau or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator. Any awards which are unvested as of the date of such termination, or which are vested but not exercised within the three-month period following such termination, will terminate and the shares covered by such awards shall again be available for issuance under the 2016 Plan.

In the event of termination of a grantee’s employment or service with Alpha Tau or any of its affiliates due to such grantee’s death or “disability” (as defined in the 2016 Plan), all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s estate or by a person who acquired the legal right to exercise such awards by bequest or inheritance, or by a person who acquired the legal right to exercise such awards in accordance with applicable law in the case of disability of the grantee as applicable, within one year after such date of termination, unless otherwise provided by the Administrator. Any awards which are unvested as of the date of such termination or which are vested but not exercised within the one-year period following such termination, will terminate and the shares covered by such awards shall again be available for issuance under the 2016 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with Alpha Tau or any of its affiliates is terminated for “cause” (as defined in the 2016 Plan), unless otherwise determined by the Administrator, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2016 Plan.

Transactions. In the event of division or subdivision of the outstanding share capital of Alpha Tau, any distribution of bonus shares (share split), consolidation or combination of share capital of Alpha Tau (reverse share split), reclassification with respect to the shares or any similar recapitalization events, a merger, consolidation, amalgamation or like transaction of Alpha Tau with or into another corporation, a reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division), or other similar occurrences, the administrator shall have the authority to make, without the need for a consent of any holder of an award, such adjustments in order to adjust the number and class of shares reserved and available for grants of awards, the number and class of shares covered by outstanding awards, the exercise price per share covered by any award, the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, and any other terms of the award that in the opinion of the Administrator should be adjusted. Any fractional shares resulting from such adjustment shall be treated as determined by the Administrator, and in the absence of such determination shall be rounded to the nearest whole share, and Alpha Tau shall have no obligation to make any cash or other payment with respect to such fractional shares. No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by Alpha Tau, unless the Administrator determines otherwise.

In the event of a merger or consolidation of Alpha Tau, or a sale of all, or substantially all, of Alpha Tau’s shares or assets or a scheme of arrangement for the purpose of effecting such merger, consolidation, sale or such other transaction having a similar effect on Alpha Tau (as described in the 2016 Plan), or liquidation or dissolution of the Company, or such other transaction or circumstances as determined by our board of directors (“Merger\Sale”), then without the consent of the grantee, the Administrator may, but is not required to, among other things, (i) cause any outstanding award to be assumed or substituted by us, or by the successor corporation in such Merger/Sale, or (ii) regardless of whether or not awards are assumed or substituted (a) provide the grantee with the right to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay the grantee an amount in cash, shares of Alpha Tau, shares of the acquirer or of other corporation which is a party to such transaction or such other property as determined by the Administrator as fair under the circumstances. Notwithstanding the foregoing: (1) the

Administrator may upon such event of Merger/Sale amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate and (2) the board of directors may determine, in its discretion, that such transaction should be excluded from the definition of Merger/Sale set forth above.

2021 Share Incentive Plan

Upon closing of the Business Combination, we adopted the 2021 Share Incentive Plan (the “2021 Plan”). The 2021 Plan provides for the grant of equity-based incentive awards to Alpha Tau’s and its affiliates, employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of Alpha Tau or its affiliates and to promote the success of Alpha Tau’s business.

Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 15,428,386 Shares plus (and without the need to further amend the 2021 Plan), (ii) any shares subject to awards under the 2016 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2023 and on January 1st of each calendar year thereafter and through January 1, 2032, equal to the lesser of (A) 4% of the outstanding ordinary shares of Alpha Tau on the last day of the immediately preceding calendar year; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year in which the increase will occur, provided that no more than 125,000,000 ordinary shares may be issued upon the exercise of Incentive Stock Options. Any shares (a) underlying the 2021 Plan or the 2016 Plan that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares, for any reason, without having been exercised; (b) if permitted by the company, shares tendered to pay the exercise price or other purchase price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan; or (c) if permitted by the company, subject to an award granted under the 2021 Plan or the 2016 Plan that are not delivered to a grantee because such shares are withheld to pay the exercise price of such award, or withholding tax obligations with respect to such award; shall automatically, and without any further action on the part of the company or any grantee be available for grant of awards and issuance under the 2021 Plan, unless determined otherwise by the board of directors. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of shares in respect of 125,000,000 awards then outstanding). Administration. Our board of directors, or a duly authorized committee of our board of directors (the “Administrator”), will administer the 2021 Plan. Under the 2021 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The Administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel or the United State of America to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan. The Administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time. No termination or amendment of the 2021 Plan shall affect any then outstanding award unless expressly provided by the Administrator.

Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grants. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the Administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the Administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the Administrator (and in the absence of such determination, the date on which such award was granted) and 6.25%

of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to Alpha Tau throughout such vesting dates.

Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, RSUs, stock appreciation rights and other share- based awards.

Options granted under the 2021 Plan to Alpha Tau employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable, otherwise an exercise price of an award of less than the par value of the shares (if shares bear a par value) shall comply with section 304 of the Companies Law. The exercise price of a non-qualified stock option shall not be less than 100% of the fair market value of a share on the date of grant of such option or such other amount as may be required pursuant to the section 409A of the Code. Notwithstanding the foregoing, a non-qualified stock option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of that complies with section 424(a) of the Code 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations or any successor guidance. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such award is granted pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code. In the case of Incentive Stock Options granted to a ten percent shareholder, (i) the exercise price shall not be less than 110% of the fair market value of the underlying share on the date of grant, and (ii) the exercise period shall not exceed five (5) years from the effective date of grant of such grant.

Exercise. An award under the 2021 Plan may be exercised by providing Alpha Tau with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the Administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to Alpha Tau or the trustee. Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan or by the Administrator, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with Alpha Tau or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with Alpha Tau or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the Administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event that the employment or service of a grantee shall terminate on account of such grantee’s retirement, all awards of such grantee that are exercisable at the time of such retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three-month period after the date of such retirement (or such different period as the Administrator shall prescribe).

Notwithstanding any of the foregoing, if a grantee’s employment or services with Alpha Tau or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Voting Rights. Except with respect to restricted share awards, grantees will not have the rights as a shareholder of Alpha Tau with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.

Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any share split, share dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividend but may be eligible to receive dividend equivalents.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of Alpha Tau’s shares, the Administrator in its sole discretion may, without the need for a consent of any holder of an award, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for grants of awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of Alpha Tau, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the Administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the Administrator and the company shall have no obligation to make any cash or other payment with respect to such fractional shares. In the event of a distribution of a cash dividend to all shareholders, the Administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by Alpha Tau, subject to applicable law.

In the event of a merger or consolidation of Alpha Tau or a sale of all, or substantially all, of Alpha Tau’s shares or assets or other transaction having a similar effect on Alpha Tau, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee and without any prior notice requirement, (i) unless otherwise determined by the Administrator, any outstanding award will be assumed or substituted by Alpha Tau, or such successor corporation, or by any parent or affiliate thereof, or (ii) regardless of whether or not awards are assumed or substituted (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of Alpha Tau, the acquirer or other corporation which is a party to such transaction or other property as determined by the Administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the Administrator to be fair in the circumstances.

2021 Employee Share Purchase Plan

Upon closing of the Business Combination, we adopted the 2021 Employee Share Purchase Plan (the “ESPP”).The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non Section 423 Component”).

Authorized Shares. A total of 1,285,699 ordinary shares will be available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with Alpha Tau’s 2023 fiscal year and through its 2032 fiscal year, such pool of ordinary shares shall be increased by that number of ordinary shares equal to the lesser of:

●	1% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year; and
●	such other amount as our board of directors may determine.

In no event will more than 30,000,000 ordinary shares be available for issuance under the Section 423 Component.

ESPP Administration. Unless otherwise determined by Alpha Tau’s board of directors, the compensation committee of Alpha Tau’s board of directors (the “Administrator”); will administer the ESPP and will have the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of Alpha Tau and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of Alpha Tau and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of Alpha Tau that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which Alpha Tau has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares and other securities of Alpha Tau or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase ordinary shares to our employees. The timing of the offering periods will be determined by the Administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the Administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.

Contributions. The ESPP will permit participants to purchase ordinary shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the Administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the Administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the Administrator, a participant may decrease or increase his or her payroll deduction elections one time during each offering period. Amounts contributed and accumulated by the participant will be used to purchase ordinary shares at the end of each offering period. Unless otherwise determined by the Administrator, the purchase price of the shares will be 85% of the lower of the fair market value of ordinary shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component).

Participants may end their participation at any time during an offering period and will be paid their accrued contributions and such participant’s rights for the offering period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such offering period. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of Alpha Tau’s assets, or a dissolution or liquidation of Alpha Tau, with respect to which the Administrator determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by Alpha Tau to be made available under the ESPP or with respect to any outstanding purchase rights under the

ESPP, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the ESPP; (b) the class(es) and number of shares and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights. In addition, in any such situation, the Administrator may, in its discretion, make other adjustments, including:

a.	providing for either (i) termination of any outstanding right in exchange for an amount of cash, or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;
b.	providing that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;
c.	making adjustments in the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;
d.	providing that participants’ accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date on such date as the Administrator determines in its sole discretion and the participants’ rights under the ongoing offering period(s) shall be terminated; and
e.	providing that all outstanding rights shall terminate without being exercised.

Amendment; Termination. The Administrator will have the authority to amend, suspend or terminate the ESPP. The ESPP is not subject to a specific termination date.

C.	Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting of shareholders, pursuant to the Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 331/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq listing rules.

For more information regarding our corporate governance practices and foreign private issuer status, see Item 16G. “Corporate Governance.”

Board of Directors

Under the Companies Law and our Articles, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment or consulting agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our Articles, the number of directors on our board of directors will be no less than three and no more than eleven, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting of 2022, each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

●	the Class I directors are Alan Adler, S. Morry Blumenfeld and Gary Leibler, and their terms will expire at the annual general meeting of shareholders to be held in 2022;
●	the Class II directors are David Milch, Peter Melnyk and Ruth Alon, and their terms will expire at our annual meeting of shareholders to be held in 2023; and
●	the Class III directors are Michael Avruch, Meir Jakobsohn and Uzi Sofer, and their term will expire at our annual meeting of shareholders to be held in 2024.

Our directors will generally be appointed by a simple majority vote of holders of our ordinary shares, participating and voting (in person or by proxy) at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Our Articles, generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board of directors, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of the shareholders and the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, require a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting. In addition, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated

in our Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Board Diversity Matrix (As of March 21, 2022)

Country of Principal Executive Offices:		Israel
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Chairperson of the Board

Our Articles provide that the board of directors shall appoint a member of the board to serve as the Chairperson. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the Chief Executive Officer unless approved by a special majority of the company’s shareholders. We have received such approval from a special majority of our shareholders in December 2021, which is effective for a period of five years from the closing of the Business Combination.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer, and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee.

Listing Requirements

Under the listing rules of the Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Alan Adler, Michael Avruch and Gary Leibler. Michael Avruch serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the listing rules of the Nasdaq. Our board of directors has determined that each of Michael Avruch and Gary Leibler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent”, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the listing rules of the Nasdaq. These responsibilities include:

●	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;
●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
●	overseeing the accounting and financial reporting processes of our company;
●	managing audits of our financial statements
●	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;
●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;
●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;
●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;
●	reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of services) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and
●	establishing procedures for handling employee complaints relating to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee.

Listing Requirements

Under the listing rules of the Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of S. Morry Blumenfeld, Meir Jakobsohn and Peter Melnyk. Peter Melnyk serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the listing rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the responsibilities of the compensation committee are, among others, as follows:

●	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, with respect to any extensions to a compensation policy that was adopted for a period of more than three years;
●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates to the compensation policy;
●	resolving whether to approve arrangements with respect to the terms of office and employment of office holders, which require the approval of the compensation committee pursuant to the Companies Law; and
●	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the listing rules of the Nasdaq and include among others:

●	recommending to our board of directors for its approval a compensation policy, in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans, and equity-based compensation plans, overseeing the development and implementation of such policies, and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;
●	reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;
●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
●	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans, and the awards and agreements issued pursuant thereto, and making and determining the terms of awards to eligible persons under the plans.

Compensation Policy under the Companies Law

In general, under the Companies Law, the board of directors of a public company must approve a compensation policy after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

●	the majority of such ordinary shares is comprised of shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or
●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy voting against the policy does not exceed two percent (2%) of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds, and after discussing again with the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company adopts a compensation policy in advance of its initial public offering (or in this case, prior to the closing of the Business Combination) and describes such compensation policy in the prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must be based on certain considerations include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;
●	the office holder’s position and responsibilities;
●	prior compensation agreements with the office holder;
●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company; in particular the ratio between such cost to the average and median salary of such employees of the company, as well as possible impacts of compensation disparities between them on the work relationships in the company;
●	if the terms of employment include variable components, the possibility of reducing variable components at the discretion of the board of directors and setting a limit on the value of non-cash variable equity-based components; and
●	if the terms of employment include severance compensation, the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which the office holder is leaving the company.

The compensation policy must also include, among other things:

●	with regards to variable components:

●	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; or
●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.
●	a condition under which the office holder will refund to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;
●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and
●	a limit to retirement grants.

Our compensation policy, which became effective immediately prior to the closing of the Business Combination, is designed to retain and motivate our directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance, and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. Our compensation policy also includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer, and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity- based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers, other than our Chief Executive Officer, will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers, other than our Chief Executive Officer, may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.

Under our compensation policy, our executive officers’ (including members of our board of directors) equity-based compensation is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our then-current equity incentive plan. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of those executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us, under certain conditions, to recover bonuses paid in excess, as well as provisions which enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that such changes are in accordance with our compensation policy), and allow us to exculpate, indemnify, and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy became effective immediately prior to the closing of the Business Combination and is filed as an exhibit to this Annual Report.

Nominating and Governance Committee

Our nominating and governance committee consists of S. Morry Blumenfeld, Meir Jakobsohn and Peter Melnyk. Peter Melnyk serves as chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election of directors;
●	assessing the performance of the members of our board; and
●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. The company will appoint an internal auditor in accordance with applicable law.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Management of Alpha Tau After the Business Combination—Management and Board of Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would act under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the business advisability of a given action brought for the office holder’s approval or performed by virtue of the office holder’s position; and
●	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the Company, and includes, among other things, the duty to:

●	refrain from any act involving a conflict of interest between the performance of the office holder’s duties in the company and the office holder’s other duties or personal affairs;
●	refrain from any activity that is competitive with the business of the company;
●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for the office holder or others; and
●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of the office holder’s position.

Under the Companies Law, a company may approve an act, specified above, which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the personal interest of the office holder is disclosed a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest, and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Directors and Executive Officers.”

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. The Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder from the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;
●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent;
●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law; and
●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder pursuant to certain provisions of the Israeli Economic Competition Law, 5758-1988.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;
●	a financial liability imposed on the office holder in favor of a third-party;
●	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law; and
●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not exempt, indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except with respect to insurance coverage or indemnification, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
●	an act or omission committed with intent to derive illegal personal benefit; or
●	a fine, monetary sanction, or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets, or obligations.

The Articles allow us to exculpate, indemnify, and insure our office holders to the maximum extent permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered enter into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount to be set forth in such agreements is limited to an amount equal to the higher of $100 million, 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made and 10% of our total market capitalization calculated based on the average closing price of ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D.Employees

As of December 31, 2021, we had 83 FTEs across 3 offices in 3 countries, with 73 FTEs in research and development and related activities. In response to the COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and the communities in which we operate, and which comply with government regulations.

Of our total number of employees, 82 are located in Jerusalem. We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as length of working hours and week, recuperation pay, travel expenses and pension rights. We have never experienced labor related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.Share Ownership

For information regarding the share ownership of directors and officers, see. “Major Shareholders” in Item 7.A below. For information as to our equity incentive plans, see “Compensation of Directors and Executive Officers —Share Option Plans.”” in Item 6.B above.

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 21, 2022 by:

●each person known by us who is the beneficial owner of 5% or more of our outstanding Ordinary shares;
●each of our executive officers and directors individually; and
●all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of March 21, 2022. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

Except as otherwise noted herein, the number and percentage of our Ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our Ordinary shares as to which the holder has sole or shared voting power or investment power and also any of our Ordinary shares which the holder has the right to acquire within 60 days of through the exercise of any option, warrant or any other right. The column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

For a description of the voting rights attached to our ordinary shares, please see “Voting Rights.” Unless otherwise noted below, each shareholder’s address is Kiryat HaMada St. 5 Jerusalem, Israel 9777605.

	Number of Ordinary Shares
		Percentage of
	Amount and Nature of	Outstanding	Percentage of
Name of Beneficial Owner	Beneficial Ownership	shares	Voting Power
All 5% or Greater Shareholders Directors and Named Executive Officers
Uzi Sofer(1)	11,623,950	17.4%
Raphi Levy(2)	468,489	*
Itzhak Kelson(3)	1,495,091	2.2%
Yona Keisari (4)	670,064	1.0%
Robert Den(5)	203,691	*
Amnon Gat(6)	492,439	*
Ronen Segal(7)	316,852	*
Michael Avruch(8)	2,134,419	3.2%
Ruth Alon	—	—
S. Morry Blumenfeld(9)	196,280	*
Meir Jakobsohn(10)	3,106,483	4.6%
Alan Adler(11)	54,318	*
Gary Leibler(12)	3,483,277	5.2%
Peter Melnyk(13)	22,632	*
David Milch(14)	4,065,925	5.9%
Althera Medical Ltd.(15)	11,319,771	17.0%
All executive officers and directors as a group (14 persons)	28,333,910	39.5%
*	Less than one percent (1%) of our outstanding ordinary shares.
(1)	Consists of (i) 11,515,314 Alpha Tau ordinary shares and (ii) 108,636 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(2)	Consists of 468,489 Alpha Tau ordinary shares subject to options, which are exercisable within 60 days of March 21, 2022.
(3)	Consists of (i) 725,365 Alpha Tau ordinary shares held directly by Mr. Kelson, (ii) 603,151 Alpha Tau ordinary shares held by Mr. Kelson’s domestic partner and (iii) 166,575 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(4)	Consists of (i) 503,489 Alpha Tau ordinary shares and (ii) 166,575 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(5)	Consists of 203,691 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(6)	Consists of (i) 68,475 Alpha Tau ordinary shares, (ii) warrants to purchase 7,529 ordinary shares, which are exercisable within 60 days of March 21, 2022 and (iv) 416,435 Alpha Tau ordinary shares subject to options, which are exercisable within 60 days of March 21, 2022.
(7)	Consists of 316,852 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(8)	Consists of (i) 789,193 Alpha Tau ordinary shares held directly by Mr. Avruch, (ii) 68,951 Alpha Tau ordinary shares held by Mr. Avruch’s child that is a minor, (iii) 256,356 Alpha Tau ordinary shares held by Mr. Avruch’s spouse, (iv) 108,636 Alpha Tau ordinary shares subject to options granted to Mr. Avruch, which are exercisable within 60 days of March 21, 2022, (v) 96,520 warrants to purchase ordinary shares held by Mr. Avruch’s spouse, which are exercisable within 60 days of March 21, 2022 and (vii) 814,763 Alpha Tau ordinary shares held by Sabor Venture Capital Investment Kft. Mr. Avruch is the general manager and chief financial officer of Sabor Venture Capital Investment Kft.

(9)	Consists of (i) 80,986 ordinary shares, (ii) warrants to purchase 6,658 ordinary shares, which are exercisable within 60 days of March 21, 2022, and (iii) 108,636 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(10)	Consists of (i) 2,576,959 ordinary shares held by Medison Ventures Ltd. (“Medison Ventures”), (ii) warrants to purchase 345,888 ordinary shares held by Medison Ventures, which are exercisable within 60 days of March 21, 2022, (iii) 75,000 ordinary shares held by Tzalir Pharma Ltd. (“Tzalir Pharma”) and (iv) 108,636 Alpha Tau ordinary shares subject to options granted directly to Mr. Jakobsohn, which are exercisable within 60 days of March 21, 2022. Mr. Jakobsohn is the sole owner of Medison Pharma Group Ltd., which is the sole owner of Medison Ventures and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Medison Ventures and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by Medison Ventures. Mr. Jakobsohn is the majority controlling owner of Tzalir Pharma and may be deemed to have beneficial ownership of the ordinary shares held directly by Tzalir Pharma.
(11)	Consists of 54,318 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(12)	Consists of (i) 90,529 ordinary shares held by Mr. Leibler directly, (ii) 54,318 Alpha Tau ordinary shares subject to options, which are exercisable within 60 days of March 21, 2022 held by the Shavit Funds (as defined below), (iii) 3,085,004 ordinary shares held by the Shavit Funds, and (iv) warrants to purchase 253,426 ordinary shares held by the Shavit Funds. Gabriel Capital Management Ltd. (“GCM”) is the management company to certain affiliated funds (collectively, the “Shavit Funds”). As such GCM may be deemed to beneficially own such securities held by the Shavit Funds. Mr. Leibler is the sole shareholder of the sole shareholder of GCM. Decisions regarding the voting and disposition of securities held by the Shavit Funds are subject to approval by certain internal investment committees comprising three or more individuals, of which Mr. Leibler is a member.
(13)	Consists of 22,632 ordinary shares subject to options exercisable within 60 days of March 21, 2022.
(14)	Includes (i) 1,923,525 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”) and (ii) 2,142,000 warrants to purchase ordinary shares held by the Sponsor. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(15)	Althera Medical Ltd. (“Althera”) is under voluntary liquidation. Adv. Zvi Chowers of Glusman, Chowers, Lahat & Co., was appointed by the shareholders of Althera to serve as Althera’s liquidator. In such capacity, Adv. Chowers holds the signature rights on behalf of Althera. Upon completion of Althera’s liquidation process, all of its available assets (including its holdings in Alpha Tau), will be distributed to the shareholders of Althera in accordance with the provisions of Althera’s Articles of Association, and the distribution process and preference detailed therein.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Other than the voting undertakings under the Investors’ Rights Agreement and the Shareholder and Sponsor Support Agreement, described below under “Related Party Transactions—Rights of Appointment,” which have been fully performed already and have therefore expired, no major shareholders listed above had or have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.]2

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 21, 2022, there were 275 registered holders of our ordinary shares, (one of which (Cede & Co.) is a United States registered holder, holding approximately 1.906% of our outstanding ordinary shares).

B.Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2021 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Rights of Appointment

Our board of directors currently consists of nine directors. Pursuant to our articles of association as in effect immediately prior to the Business Combination, certain of our shareholders, including related parties, had rights to appoint directors and observers to its board of directors. All rights to appoint directors and observers terminated upon the closing of the Business Combination.

Agreements with Officers

Employment Agreements. We have entered into employment or consulting agreements with each of our executive officers, and the terms of each individual’s employment or service, as applicable, have been approved by our board of directors. These agreements provide for notice periods of varying duration for termination of the agreement by Alpha Tau or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Options. Since Alpha Tau’s inception, Alpha Tau has granted options to purchase ordinary shares to its executive officers and directors. Such ordinary shares issuable under these options are subject to lock-up terms with Alpha Tau.

Exculpation, indemnification, and insurance. The Articles permit us to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. Alpha Tau has entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to Alpha Tau to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

2 Meitar to advise of any additional voting rights that should be disclosed here.

Amended and Restated Investors’ Rights Agreement

On July 7, 2021, we amended and restated our existing Investors’ Rights Agreement, dated as of April 16, 2020, and adopted the Amended IRA, which provides, among other things, that certain holders of our ordinary shares, (the “Investors”) (the ordinary shares of those holders referred to in the Amended IRA are collectively referred to hereinafter as the “Registrable Securities”), have the right to demand that we file a registration statement, or to request that their shares be covered by a registration statement that we are otherwise filing.

Form F-1 Demand Rights. At any time after 180 days following the closing of the Transactions (or earlier upon expiration or waiver of any lockup applicable to the Investors) with respect to an IPO which is not a SPAC Transaction (as defined under the Amended IRA), or following the closing of the Merger Agreement and expiration or waiver of any lockup applicable to the Investors, with respect to an IPO which is a SPAC, and in all cases until the five years thereafter, the Investors holding a majority of the Registrable Securities then held by the Investors or other holders of a majority of the Registrable Securities (including, prior to an IPO, as defined under the Amended IRA, the lead investor under our Series A Financing- Shavit Capital), can provide us with written request to file a registration statement on Form F-1 in respect of the Registrable Securities. Within 14 days of the receipt of a request to effect such registration, we must give written notice of the request to the other holders of the Registrable Securities, and use our best efforts to effect the registration together with all or such portion of the registrable securities of any other holders joining in such request (as specified by notice given by each such other holder to us, within 20 days of the date of our notice to such holders), within 90 days. We are not required to effect more than two registrations on Form F-1. In addition, we are only required to effect any such registration if the anticipated aggregate proceeds will be at least US $5 million (net of underwriting discounts and commissions) and if such registration could not be effected on Form F-3. Furthermore, we are not required to effect such registration within the period that is 60 days before its good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, registration on Form F-1 or F-3, initiated by holders of Registrable Securities, or if the holders of Registrable Securities had an opportunity to participate during such period in any offering initiated by us, provided that we have actively employed in good faith efforts to cause such registration statement to become effective.

Form F-3 Demand Rights. At any time when we are eligible to use a Form F-3 registration statement, the Investors holding a majority of the Registrable Securities can provide us with request to file a registration on Form F-3 in respect of the Registrable Securities. Within 14 days of the receipt of a request to effect such registration, we must give written notice of the request to the other holders of the Registrable Securities, and use our best efforts to effect the registration together with all or such portion of the registrable securities of any other holders joining in such request (as specified by notice given by each such other holder to us, within 15 days of the date of our notice to such holders), within 45 days. We are only required to effect any such registration if the anticipated aggregate proceeds will be at least US$2 million (net of underwriting discounts and commissions and such other fees specified under the Investor’s Rights Agreement). Furthermore, we are not required to file such Form F-3 if it has, within the 12-month period preceding the date of such request, already effected two registrations on a Form F-3.

Piggyback Offerings. Holders of a majority of the Registrable Securities having a value of at least US $1 million, will also have the right to request to participate in any registration initiated by us in connection with the public offering of any of our Ordinary Shares, subject to specified exceptions. Holders of Registrable Securities continue to have the right to participate in subsequent piggyback offerings regardless of whether the holder has opted out of prior offerings.

Cutback. In the event that the underwriter advises that marketing factors require a limitation on the number of shares that can be included in a demand registered offering on a Form F-1 or F-3, the Registrable Securities that are to be included in such the registration statement, to the extent necessary to satisfy such limitation, shall be as follows: first, Preferred Registrable Securities held by the initiating Investors; second, Preferred Registrable Securities held by the non-initiating Investors; and third, Ordinary Registrable Securities; with respect to each of the first, second and third priorities above- on a pro rata basis.

In the case of a piggyback offering, we are required to include in the offering only that number of shares that the underwriters determine in their sole discretion will not jeopardize the success of the offering. If the underwriters determine that less then all Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included shall be allocated as follows: first, all the securities to be included by the Company; second, Preferred Registrable Securities (on a pro rata basis); and third, Ordinary Registrable Securities (on a pro rata basis); Provided, however, that: (i) the number of Registrable Securities in the offering may be reduced only if all other shareholders’ securities are first entirely excluded from the offering; and (ii) in no event shall the number of Registrable

Securities included in the offering be reduced below 50% of the total number of securities included in the offering (unless such offering is an IPO, in which case the selling holders may be excluded further).

Termination. Rights granted to holders of Registrable Securities pursuant to the Amended IRA terminate upon the earlier of: (i) the closing of a Deemed Liquidation and payment of the full Series A Preference and/or Series B Preference, as applicable (as such terms are defined in the Amended and Restated Articles of Association), (ii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration and (iii) the fifth anniversary of the date that is 180-days following the closing of the Transactions. We have the right to terminate or withdraw any registration or offering which is subject to piggyback rights.

Expenses. We will pay all expenses in carrying out the foregoing registrations or offerings other than any underwriting discounts and commissions (subject to certain exceptions).

C.Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, likely have a significant effect on our financial position or profitability. For more information regarding risks related to litigation, see “Risk Factors—Risks Related to Our Business and Industry— Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such law suits will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Dividend Policy

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

For the years ended December 31, 2021, 2020, 2019 and 2018, we did not pay any dividends.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. See also “Item 3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares— We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for such shares.

Payment of dividends may be subject to Israeli withholding taxes. See “Israeli Tax Considerations” for additional information.

B.Significant Changes

None.

Item 9. The Offer and Listing

A.Offer and Listing Details

Our ordinary shares and warrants commenced trading on Nasdaq on March 8, 2022 under the symbol “DRTS” and “DRTSW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares commenced trading on Nasdaq on March 8, 2022.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and incorporated by reference herein.

C.Material Contracts

Except as disclosed below or otherwise disclosed in this Annual Report in Item 4.A “History and Development of the Company,” Item 4.B “Business Overview,” Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Item 6.C “Board Practices,” Item 7.B “Related Party Transactions” and Item 19 “Exhibits,” we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business..

D.Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E.Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares and warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduces the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or a Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;
●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
●	The research and development must be for the promotion of the company; and
●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals-20% (iii) non-Israeli residents (individuals and corporations)- 25% or 30%, and subject to the receipt in advance of a valid certificate from the Israel

Tax Authority (“ITA”) allowing for a reduced tax rate—20% or a reduced tax rate under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority. The 2017 Amendment further provides that a technology company satisfying certain conditions (group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We believe that we may be eligible to the tax benefits under the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2021), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2021) and a marginal tax rate of up to 47% for an individual in 2021 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation). Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli tax residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates under the United States- Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of Alpha Tau ordinary shares and warrants. This discussion addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold Alpha Tau ordinary shares or warrants as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations of the acquisition, ownership and disposition of Alpha Tau ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Alpha Tau has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;
●	regulated investment companies and real estate investment trusts;
●	brokers, dealers or traders in securities;
●	traders in securities that elect to mark to market;
●	tax-exempt organizations or governmental organizations;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding Alpha Tau ordinary shares and/or Alpha Tau warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Alpha Tau ordinary shares and/or Alpha Tau warrants, as the case may be, being taken into account in an applicable financial statement;
●	persons that actually or constructively own 5% or more (by vote or value) of outstanding and issued Alpha Tau stock;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received Alpha Tau ordinary shares and/or Alpha Tau warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Alpha Tau ordinary shares and/or Alpha Tau warrants, as the case may be, that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Alpha Tau ordinary shares and/or Alpha Tau warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Distribution on Alpha Tau ordinary shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules”, if Alpha Tau makes distributions of cash or property on the Alpha Tau ordinary shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of Alpha Tau’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If Alpha Tau does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the Alpha Tau ordinary shares are readily tradable on an established securities market in the United States, or (b) Alpha Tau is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;
●	Alpha Tau is neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Alpha Tau’s in any taxable year in which the dividend is paid or the preceding taxable year;
●	the U.S. Holder satisfies certain holding period requirements; and
●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that Alpha Tau will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel (the “Treaty”). In addition, there also can be no assurance that Alpha Tau ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, Alpha Tau will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Alpha Tau ordinary shares.

Subject to certain exceptions, dividends on Alpha Tau ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Alpha Tau with respect to the Alpha Tau ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of Alpha Tau ordinary shares and Alpha Tau Warrants.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Alpha Tau ordinary shares or Alpha Tau warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Alpha Tau ordinary shares and/or Alpha Tau warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Alpha Tau ordinary shares or Alpha Tau warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Alpha Tau ordinary shares and/or Alpha Tau warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the Treaty, which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of an Alpha Tau Warrant

Except as discussed below with respect to the cashless exercise of an Alpha Tau warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Alpha Tau ordinary share on the exercise of an Alpha Tau warrant for cash. A U.S. Holder’s tax basis in an Alpha Tau ordinary shares received upon exercise of the Alpha Tau warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Alpha Tau warrant received therefore and the exercise price. The U.S. Holder’s holding period for an Alpha Tau ordinary share received upon exercise of the Alpha Tau warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Alpha Tau warrant and will not include the period during which the U.S. Holder held the Alpha Tau warrant. If an Alpha Tau warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Alpha Tau warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Alpha Tau warrant.

The tax consequences of a cashless exercise of an Alpha Tau warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the Alpha Tau ordinary shares received would equal the U.S. Holder’s basis in the Alpha Tau warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Alpha Tau ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Alpha Tau warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Alpha Tau ordinary shares would include the holding period of the Alpha Tau warrants exercised therefore.

It is also possible that a cashless exercise of an Alpha Tau warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Alpha Tau ordinary shares and Alpha Tau Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of Alpha Tau ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Alpha Tau warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Alpha Tau warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Alpha Tau ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the Alpha Tau warrants deemed exercised and (ii) the exercise price of such Alpha Tau warrants. A U.S.

Holder’s holding period for the Alpha Tau ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Alpha Tau warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Alpha Tau warrants.

Possible Constructive Distributions

The terms of each Alpha Tau warrant provide for an adjustment to the number of Alpha Tau ordinary shares for which the Alpha Tau warrant may be exercised or to the exercise price of the Alpha Tau warrant in certain events, as discussed under “Description of Alpha Tau warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of an Alpha Tau warrant would, however, be treated as receiving a constructive distribution from Alpha Tau if, for example, the adjustment increases the holder’s proportionate interest in Alpha Tau’s assets or earnings and profits (for instance, through an increase in the number of Alpha Tau ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Alpha Tau ordinary shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Alpha Tau ordinary shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Alpha Tau warrant received a cash distribution from Alpha Tau equal to the fair market value of such increase interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Alpha Tau ordinary shares could be materially different from that described above, if Alpha Tau is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or
●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Alpha Tau will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Alpha Tau owns, directly or indirectly, 25% or more (by value) of the stock.

Alpha Tau believes it was not a PFIC in 2021. Based on the current and anticipated composition of the income, assets and operations of Alpha Tau and its subsidiaries, there is a risk Alpha Tau may be treated as a PFIC for future taxable years. However, there can be no assurances in this regard, nor can there be any assurances that Alpha Tau will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Alpha Tau can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether Alpha Tau or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether Alpha Tau or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of Alpha Tau’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of Alpha Tau’s or any of its subsidiaries’ income or composition of Alpha Tau’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if Alpha Tau were considered a PFIC at any time that a U.S. Holder owns Alpha Tau ordinary shares or Alpha Tau warrants, Alpha Tau would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Alpha Tau ordinary shares or Alpha Tau warrants at their fair market value on the last day of the last taxable year in which Alpha Tau is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Alpha Tau ordinary shares or Alpha Tau warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Alpha Tau subsequently becomes a PFIC.

For each taxable year that Alpha Tau is treated as a PFIC with respect to a U.S. Holder’s Alpha Tau ordinary shares or Alpha Tau warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Alpha Tau ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Alpha Tau ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Alpha Tau ordinary shares;
●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Alpha Tau is a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Alpha Tau ordinary shares or Alpha Tau warrants cannot be treated as capital gains, even though the U.S. Holder holds the Alpha Tau ordinary shares or Alpha Tau warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Alpha Tau may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Alpha Tau does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Alpha Tau’s subsidiaries.

If Alpha Tau is a PFIC, a U.S. Holder of Alpha Tau ordinary shares (but not Alpha Tau warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Alpha Tau ordinary shares only if Alpha Tau provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Alpha Tau will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the Alpha Tau ordinary shares in the event Alpha Tau is treated as a PFIC for any taxable year. There can be no assurance, however, that Alpha Tau will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of Alpha Tau warrants will not be able to make a QEF election with respect to their warrants.

In the event Alpha Tau is a PFIC, a U.S. Holder that makes a QEF election with respect to its Alpha Tau ordinary shares would generally be required to include in income for each year that Alpha Tau is treated as a PFIC the U.S. Holder’s pro rata share of Alpha Tau’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Alpha Tau ordinary shares. Any net deficits or net capital losses of Alpha Tau for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the Alpha Tau ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the Alpha Tau ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Alpha Tau ordinary shares by a corresponding amount.

If Alpha Tau owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Alpha Tau’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the Alpha Tau ordinary shares in which Alpha Tau is a PFIC, then the Alpha Tau ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess

Distribution Rules to its Alpha Tau ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Alpha Tau ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its Alpha Tau ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Alpha Tau ordinary shares to elect out of the Excess Distribution Rules discussed above if Alpha Tau is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Alpha Tau ordinary shares, such U.S. Holder will include in income for each year that Alpha Tau is treated as a PFIC with respect to such Alpha Tau ordinary shares an amount equal to the excess, if any, of the fair market value of the Alpha Tau ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Alpha Tau ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Alpha Tau ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Alpha Tau ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Alpha Tau ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Alpha Tau ordinary shares, as well as to any loss realized on the actual sale or disposition of the Alpha Tau ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Alpha Tau ordinary shares previously included in income. A U.S. Holder’s basis in the Alpha Tau ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Alpha Tau makes would generally be subject to the rules discussed above under “ —Distributions on Alpha Tau ordinary shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Alpha Tau warrants will not be able to make a mark-to-market election with respect to their Alpha Tau warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Alpha Tau ordinary shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Alpha Tau ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Alpha Tau.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Alpha Tau ordinary shares in which Alpha Tau is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Alpha Tau ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Alpha Tau ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Alpha Tau is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of Alpha Tau ordinary shares and the proceeds received on sale or other taxable the disposition of Alpha Tau ordinary shares or Alpha Tau warrants effected within the

United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Foreign asset reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Alpha Tau ordinary shares and Alpha Tau warrants are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Alpha Tau ordinary shares and/or Alpha Tau warrants and the significant penalties for non-compliance.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

I.Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign currency risk

Our financial results are reported in U.S. dollars, changes in exchange rate between the USD and local currencies in those countries in which we operate (primarily the ILS) may affect the results of our operations. The USD cost of our operations in countries other than the United States, is negatively influenced by revaluation of the USD against other currencies.

During 2021, the value of the U.S. dollar devaluated against the ILS by approximately 3.3%. Our most significant foreign currency exposures are related to our operations in Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) or an attestation report of the company’s registered public accounting firm due to a transition period established by SEC guidance relating to transactions involving special purpose acquisition companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Michael Avruch and Gary Leibler is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. Our Code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B. of Form 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Business Conduct and Ethics is available on our website at https://www.alphatau.com/corporate-governance. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics.

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Alpha Tau Medical Ltd. at December 31, 2020 and 2021, and for each of the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2020 and 2021, and breaks down these amounts by category of service:

	2020	2021

	(in thousands)
Audit Fees	$20	$160
Audit Related Fees	0	80
Tax Fees	33	26
Total	53	266

Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the year ended December 31, 2021 relate to services in connection with the Business Combination which we consummated on March 7, 2022.

Tax Fees

Tax fees for the years ended December 31, 2021 and 2020 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2021 and 2020 related to services in connection with non-audit compliance and review work.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

We intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting of shareholders, pursuant to the Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq listing rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Amended and Restated Articles of Association of Alpha Tau Medical Ltd.					*

2.1	Description of Securities.					*

4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-258915	10.10	December 1, 2021

4.2††	Compensation Policy for Directors and Officers.	F-4	333-258915	10.11	December 1, 2021

4.3††	2016 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.7	August 18, 2021

4.4††	2021 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.8	December 1, 2021

4.5††	2021 Employee Share Purchase Plan of Alpha Tau Medical	F-4	333-258915	10.9	December 1, 2021

4.6	Sponsor Letter Agreement, dated as of July 7, 2021, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the investors named on the signature pages thereto..	F-4	333-258915	10.3	October 18, 2021

4.7	Support Agreement, dated as of July 7, 2021, by and among Alpha Tau Medical Ltd., Healthcare Capital Corp., and the shareholders of Alpha Tau Medical Ltd. named on the signature pages thereto.	F-4	333-258915	10.4	October 18, 2021

4.8

Amendment to Sponsor Support Agreement, dated as of February 17, 2022, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the individuals named on the signature pages thereto.

						*

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

4.9	Amended and Restated Warrant Agreement, dated as of March 7, 2022, between, Alpha Tau Medical, Continental Stock Transfer & Trust Company and Healthcare Capital Corporation.					*

4.10	Amended and Restated Investor Rights Agreement dated as of July 7, 2021 by and among Alpha Tau Medical Ltd. and certain shareholders of Alpha Tau Medical Ltd.	F-4	333-258915		August 18, 2021

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.
†

Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALPHA TAU MEDICAL LTD.

Date: March 28, 2022	By:	/s/ Uzi Sofer
	Name:	Uzi Sofer
	Title:	Chief Executive Officer

ALPHA TAU MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

- - - - - - - - - - - - - - - - - - -

F-1

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders’ and Board of Directors of

ALPHA TAU MEDICAL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alpha Tau Medical Ltd. (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, convertible preferred shares and shareholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 2016.
Tel-Aviv, Israel
March 28, 2022

f-2

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$15,598	$23,236
Restricted cash		576	618
Short-term deposits		30,417	8,080
Prepaid expenses and other receivables	3	864	707

Total current assets		47,455	32,641

Long-term assets:
Long term prepaid expenses		139	2,028
Property and equipment, net	4	5,395	7,546

Total long-term assets		5,534	9,574

Total assets		$52,989	$42,215

The accompanying notes are an integral part of the consolidated financial statements.

f-3

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2021
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables		$964	$1,203
Other payables and accrued expenses	5	1,124	3,202

Total current liabilities		2,088	4,405

LONG-TERM LIABILITIES:
Warrants to convertible preferred shares	7	5,366	18,623

Total liabilities		7,454	23,028

Commitments and Contingencies	6

Convertible Preferred shares of no-par value per share – Authorized: 25,348,176 shares as of December 31, 2020 and 2021; Issued and outstanding: 13,739,186 shares as of December 31, 2020 and 2021; *)	9	53,964	53,964

Shareholders' deficiency:
Ordinary shares of no-par value per share – Authorized: 72,423,360 shares as of December 31, 2020 and 2021; Issued and outstanding: 40,433,578 and 40,528,913 shares as of December 31, 2020 and 2021, respectively; *)	10	—	—
Additional paid-in capital		17,140	18,063
Accumulated deficit		(25,569)	(52,840)

Total shareholders' deficiency		(8,429)	(34,777)

Total liabilities, convertible preferred shares and shareholders' deficiency		$52,989	$42,215

*)Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 10, Shareholders’ Deficiency, for details.

The accompanying notes are an integral part of the consolidated financial statements.

f-4

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended
		December 31,
	Note	2019	2020	2021
Research and development, net		$6,636	$7,544	$11,447

Marketing expenses		397	288	482

General and administrative		977	1,412	1,861

Total operating loss		8,010	9,244	13,790

Financial (income) expenses, net	11	308	(520)	13,474

Loss before taxes on income		8,318	8,724	27,264

Tax on income		146	158	7

Net loss		$8,464	$8,882	$27,271

Less: net loss attributable to noncontrolling interests		$97	$—	$—

Net loss attributable to Alpha Tau Medical Ltd.		$8,367	$8,882	$27,271

Net loss per share attributable to ordinary shareholders, basic and diluted		(0.25)	(0.22)	(0.67)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted *)		33,815,448	40,274,935	40,534,697
*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 10, Shareholders’ Deficiency, for details.

The accompanying notes are an integral part of the consolidated financial statements.

f-5

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIENCY

U.S. dollars in thousands (except share data)

	Convertible Preferred				Additional
	Shares		Ordinary Shares		paid-in	Accumulated	Nom controlling	Total
	Shares	Amount	Shares	Amount	capital	deficit	interest	Deficit
Balances as of January 1, 2019 *)	7,229,885	$25,238	33,185,538	$—	$9,330	$(8,320)	$851	$1,861

Share-based compensation	—	—	—	—	546	—	—	546
Issuance of ordinary shares and warrants to ordinary shares	—	—	1,302,132	—	5,250	—	—	5,250
Exercise of warrants to ordinary shares	—	—	5,316,493	—	1,560	—	—	1,560
Net loss	—	—	—	—	—	(8,367)	(97)	(8,464)
Acquisition of non-controlling interests	—	—	—	—	(192)	—	(754)	(946)

Balances as of January 1, 2020 *)	7,229,885	25,238	39,804,163	—	16,494	(16,687)	—	(193)

Exercise of Warrants to ordinary shares	—	—	624,445	—	30	—	—	30
Issuance of ordinary shares upon exercise of share options	—	—	4,970	—	20	—	—	20
Share-based compensation	—	—	—	—	596	—	—	596
Issuance of series B Preferred shares, net **)	6,509,301	28,726	—	—	—	—	—	—
Net loss	—	—	—	—	—	(8,882)	—	(8,882)

Balances as of December 31, 2020 *)	13,739,186	53,964	40,433,578	—	17,140	(25,569)	—	(8,429)

Exercise of Warrants to ordinary shares	—	—	9,053	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	86,282	—	111	—	—	111
Share-based compensation	—	—	—	—	812	—	—	812
Net loss	—	—	—	—	—	(27,271)	—	(27,271)

Balances as of December 31, 2021 *)	13,739,186	$53,964	40,528,913	$—	$18,063	$(52,840)	$—	$(34,777)
*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 10, Shareholders’ Deficiency, for details.
**)	Net of issuance costs of $35.

The accompanying notes are an integral part of the consolidated financial statements.

f-6

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net loss	$(8,464)	$(8,882)	$(27,271)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	66	86	776
Share-based compensation	546	596	812
(Increase) decrease in prepaid expenses and other receivables	(509)	283	157
Increase in long term prepaid expenses	(16)	(123)	(1,889)
Change in the fair value of warrants to convertible preferred shares	994	203	13,257
Non-cash financial (income) expenses, net	12	(153)	29
Increase in trade payables	148	114	239
Increase in other payables and accrued expenses	313	625	2,078

Net cash used in operating activities	(6,910)	(7,251)	(11,812)

Cash flows from investing activities:
Investment in short-term deposits	(54,270)	(70,200)	(8,082)
Redemption of short-term deposits	45,400	66,150	30,282
Purchase of property and equipment	(1,293)	(3,767)	(2,927)

Net cash (used in) provided by investing activities	(10,163)	(7,817)	19,273

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants	5,250	—	—
Proceeds from issuance of series B Preferred shares, net	—	28,726	—
Proceeds from exercise of warrants	1,019	571	—
Proceeds from exercise of options	—	20	111
Acquisition of non-controlling interest	(946)	—	—

Net cash provided by financing activities	5,323	29,317	111

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(18)	84	108

(Decrease) increase in cash and cash equivalents and restricted cash	(11,768)	14,333	7,680
Cash, cash equivalents and restricted cash at the beginning of the year	13,609	1,841	16,174

Cash, cash equivalents and restricted cash at the end of the year	$1,841	$16,174	$23,854

Non-cash transactions:
Receivables from exercise of warrants to ordinary shares	$541	$—	$—

Supplemental disclosures of cash flow information:
Income tax payments	$—	$218	$103
Interest received	$780	$541	$351

The accompanying notes are an integral part of the consolidated financial statements.

f-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-GENERAL

a.	Company description:

Alpha Tau Medical Ltd. (“the Company”) is an Israeli clinical-stage oncology therapeutics company that focuses on research, development and commercialization of Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) for the treatment of solid cancer. The Company was established in November 2015 and began its operations in January 2016, and shortly thereafter acquired the full rights to the Alpha DaRT technology from Althera Medical Ltd., (“Althera”), developed in 2003 at Tel Aviv University.

In August 2017 the Company established a fully owned subsidiary in the United States - “Alpha Tau Medical Inc.” (hereafter: ATM Inc). ATM Inc began its activity in August 2018.

In January 2018 the Company established a subsidiary in Japan “Alpha Tau Medical KK” (hereafter: ATM KK). ATM KK began its activity in January 2018, initially as a JV that was jointly owned by the Company (holding more than 90% of ATM KK) and HekaBio K.K. In July 2019, the Company acquired full ownership of ATM KK by virtue of a transaction in which the Company invested additional funds into ATM KK, and ATM KK repurchased its own shares that were held by HekaBio K.K. As of December 31, 2021 and 2020, the Company holds 100%of ATM KK.

In July 2019, the Company established a fully owned subsidiary in Canada “Alpha Tau Medical Canada Inc.” (hereafter: ATM Canada Inc). ATM Canada Inc began its activity in March 2020.

On July 7, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Healthcare Capital Corp., a Delaware corporation (“HCCC”), and Archery Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). As part of the completion of business combination on March 7, 2022 (the “closing date”), the Merger Sub was merged with and into HCCC (the “Merger”), with HCCC survived the merger as a wholly owned subsidiary of the Company (for further information see note 14b).

The novel coronavirus (“COVID-19”) pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

f-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-GENERAL (Cont.)

b.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to secure financing; obtain further marketing approvals from regulatory authorities; access potential markets; and build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete registrational clinical studies and certain development activities as well as manufacture the required clinical and commercial products in its manufacturing plants. Further, the Company will seek further regulatory approvals prior to commercialization and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of December 31, 2021, the Company had cash, cash equivalents, short-term deposits and restricted cash of $31,934. During the year ended December 31, 2021, the Company incurred a net loss of $27,271 and had negative cash flows from operating activities of $11,812. In addition, the Company had an accumulated deficit of $52,840 on December 31, 2021. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least two years (for further information see note 13b).

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”). The significant accounting policies are applied in the preparation of the financial statements on a consistent basis, as follows:

a.     Use of estimates for the preparation of financial statements:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair values of convertible preferred shares warrants, fair values of share-based awards, deferred taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

f-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.     Consolidated financial statements in U.S. dollars:

The accompanying consolidated financial statements have been prepared in U.S. dollars.

A substantial portion of the Company’s expenses are incurred in New Israeli Shekels. However, the Company finances its operations mainly in U.S. dollars, a substantial portion of its expenses are incurred in U.S. dollars and revenues from its primary markets are anticipated to be generated in U.S. dollars. As such, the Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

A subsidiary’s functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash. In making the determination of the appropriate functional currency for a subsidiary, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship with both the parent company and other subsidiaries. For subsidiaries that are primarily a direct and integral component or extension of the parent entity’s operations, the U.S. dollar is the functional currency.

The Company has determined the functional currency of its foreign subsidiaries is the U.S. Dollar. The foreign operations are considered a direct and integral part or extension of the Company’s operations. The day-to-day operations of the foreign subsidiaries are dependent on the economic environment of the U.S. Dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification No. 830, “Foreign Currency Matters” (“ASC 830”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.     Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances have been eliminated upon consolidation.

d.     Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with an original maturity of three months or less, at the date acquired.

f-10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.     Restricted cash:

Restricted cash is primarily invested in bank deposits and is used as security for the Company’s lease commitments. The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	December 31,
	2020	2021
Cash and cash equivalents, as reported on the balance sheets	$15,598	$23,236
Restricted cash, as reported on the balance sheets	576	618
Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$16,174	$23,854

f.     Short-term deposits:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. Deposits in U.S. dollars bear interest at rates ranging from.0.05%-1.65% and 0.01%-0.62%, per annum, as of December 31, 2020 and 2021, respectively. Short-term deposits are presented at cost, which approximates market value due to their short maturities.

g.     Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and software	33
Laboratory equipment	10 - 15
Furniture and office equipment	7 - 15
Car	20
Manufacturing equipment	10
Leasehold improvements	Over the shorter of the term of the lease or its useful life

h.     Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the years ended December 31, 2019, 2020 and 2021 there were no impairment losses identified.

f-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.     Research and development expenses, net:

Research and development expenses consist of personnel costs (including salaries, benefits and share-based compensation), materials, consulting fees and payments to subcontractors, costs associated with obtaining regulatory approvals, executing pre-clinical and clinical studies and maintenance and prosecution of the Company’s intellectual property rights. In addition, research and development expenses include overhead allocations consisting of various administrative and facilities related costs. The Company charges research and development expenses as expenses when incurred.

Grants from the Israeli Innovation Authority (IIA) are offset against research and development costs at the later of when grant receipt is assured or the expenses are incurred.

j.     Accounting for share-based payments:

The Company accounts for share based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. The Company recognizes forfeitures of awards as they occur.

For awards with no performance conditions, the Company recognizes the related share-based compensation expense on a straight-line basis over the requisite service period of the awards, including awards with graded vesting. For awards with performance conditions the share-based compensation expense is recognized if and when the Company concludes that it is probable that the performance condition will be achieved and where the performance condition awards include graded vesting, the share-based compensation expense is recognized based on the accelerated method. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the share price, volatility and the expected option term.

The fair value of ordinary share underlying the options has historically been determined by management and the board of directors. Because there has been no public market for the Company’s ordinary shares, the board of directors has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors.

The fair value of the underlying ordinary shares will be determined by the board of directors until such time as the Company’s ordinary shares are listed on an established stock exchange.

f-12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on actual historical share price volatility of comparable companies. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms as the expected term of the options.

	Year Ended December 31,
	2019	2020	2021
Expected term (years)	5.4-7.1	2.0-6.2	5.0-6.3
Expected volatility	85.3%-88.6%	90.8%-102.1%	85.5%-89.2%
Risk-free interest rate	1.9%-2.6%	0.1%-0.5%	0.8%-1.4%
Expected dividend yield	0%	0%	0%

Total share-based compensation expenses related to employees, consultants and other service providers for the years ended December 31, 2019, 2020 and 2021, amounted to $546, $596 and $812, respectively.

k.     Grants and participations:

Royalty-bearing grants from the Israeli Innovation Authority (“IIA”) (previously known as Office of the Chief Scientist) of the Ministry of Economy and Industry in Israel for funding of approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses.

Since the payment of royalties is not probable when the grants are received, the Company does not record a liability for amounts received from IIA until the related revenues are recognized. In the event of failure of a project that was partly financed by IIA, the Company will not be obligated to pay any royalties or repay the amounts received.

The Company recognized participations in research and development as a reduction from research and development expenses in the amount of $ 571, $ 878 and $ 2,459 for the years ended December 31,2019, 2020 and 2021, respectively.

l.     Convertible preferred shares and convertible preferred shares warrant liability:

The Company’s preferred shares are considered a “freestanding financial instrument” pursuant to ASC 480 “Distinguishing Liabilities from Equity” and are redeemable in a deemed liquidation event, which is not under the control of the Company; thus, the Company classified the shares outside permanent equity pursuant to ASC 480-10-S99. As of December 31, 2021, and 2020, the Company did not adjust the carrying values of the shares to the deemed liquidation values of such shares since a deemed liquidation event was not probable.

f-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s warrants to purchase the Company’s convertible preferred shares are considered a “freestanding financial instrument” pursuant to ASC 480. The warrants were classified as a liability on the balance sheet, initially and subsequently measured at fair value through earnings, as the underlying shares are contingently redeemable (upon a deemed liquidation event, which is not under the Company’s control) and, therefore, embody an obligation that is indexed to an obligation to repurchase the Company’s shares by transferring assets. The change in fair value of the warrants is recognized as a component of financial expenses, net, in the statements of operation (see note 9).

m.     Fair value of financial instruments:

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is an exit price, representing the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

●	Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 - Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, short-term deposits, prepaid expenses, other receivables, trade payables, other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

f-14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial instruments carried at fair value on the Company’s consolidated balance sheets as of December 31, 2019, 2020 and 2021 are warrants to convertible preferred shares classified as a liability (see note 7).

The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

The fair value measurement of warrants to convertible preferred shares are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus are classified as Level 3 financial instruments. To calculate the fair value of the warrants, the Company first calculated the underlying preferred share value by using the income approach and the market approach. Then the equity value was allocated by using the hybrid model method utilizing two scenarios of OPM and IPO. Once the preferred shares value was derived from the two scenarios, the Black-Scholes model was utilized to calculate the warrants value in each one of the scenarios. Then, probability for each one of the scenarios was applied by the Company to derive the weighted average fair value of the warrants.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

n.     Ordinary share warrants classification and measurement:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own stock and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

As of December 31, 2020, and 2021, the Company had 728,017 and 718,964 outstanding ordinary share warrants, respectively. The warrants were classified as equity (see notes 10d and 10e).

o.     Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value, if needed.

f-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2021, and 2020 no liability for unrecognized tax benefits was recorded as a result of ASC 740.

p.     Concentration of credit risks:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash and short-term deposits.

Cash, cash equivalents, restricted cash and short-term deposits are deposited in major banks in Israel, United States and Japan. Such investments in Israel and abroad may be in excess of insured limits and are not insured in other jurisdictions. Generally, cash and cash equivalents may be redeemed upon demand and, therefore, bear minimal risk.

q.     Severance pay:

All the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees.

Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets.

Severance pay expense for the years ended December 31, 2019, 2020 and 2021 amounted to $ 117, $ 194 and $ 318, respectively.

r.     Contingent liabilities:

The Company accounts for its contingent liabilities in accordance with ASC 450, “Contingencies” (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

As of December 31, 2019, 2020 and 2021, no provision is recorded.

f-16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.     Basic and diluted net loss per share:

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis, on an as-converted basis. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

t.     Deferred Transaction costs:

Deferred transactions costs consist primarily of accounting, legal, and other fees related to the Company’s transaction. Upon consummation of the transaction, the deferred transaction costs will be reclassified to shareholders’ deficit and recorded against the proceeds from the transaction. The Company capitalized $1,700 of deferred offering costs within other assets, noncurrent in the consolidated balance sheets as of December 31, 2021. No transaction costs were capitalized as of December 31, 2020.

u.     Non-controlling interest:

The consolidated financial statements included the Company’s accounts and the accounts of the Company’s wholly- and majority-owned subsidiaries. Non-controlling interest positions of our consolidated entities are reported as a separate component of consolidated equity from the equity attributable to the Company’s shareholders.

v.     Recently Issued Accounting Pronouncements and not yet adopted

As an “emerging growth company”, the Jumpstart Our Business Startups Act (JOBS Act) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

f-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU No. 2016-02, Leases, which would require lessees to recognize assets and liabilities on the balance sheet for most leases, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. Under the new guidance, the Company would also require to provide enhanced disclosures. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The guidance will be effective for the Company as of January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company is in the initial stage of its assessment of the new standard and is currently evaluating the timing of adoption, the quantitative impact of adoption, and the related disclosure requirements. The Company anticipates the adoption of this standard will result in an increase in its noncurrent assets, and current and noncurrent liabilities recorded on the consolidated balance sheets. The Company is currently evaluating the effect that ASU No. 2016-02 will have on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The final guidance issued by the FASB for convertible instruments eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. Separate accounting is still required in certain cases. Additionally, among other changes, the guidance eliminates some of the conditions for equity classification in ASC 815-40-25 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance.” The new standard improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company does not expect the adoption of the standard will have a material impact on its consolidated financial statements.

NOTE 3:-PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2020	2021
Government authorities	$472	$458
Prepaid expenses	387	227
Other receivables	5	22
	$864	$707

f-18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2021
Cost:

Manufacturing equipment *)	$5,058	$7,238
Computers and software	128	394
Laboratory equipment	251	719
Furniture and office equipment	37	50
Cars	57	57
Leasehold improvements	34	—

	5,565	8,458

Accumulated depreciation	170	912
Depreciated cost	$5,395	$7,546

Depreciation expenses amounted to $ 66, $ 86 and $ 776 for the years ended December 31, 2019, 2020 and 2021, respectively.

During 2021 total cost of $ 34 and total accumulated depreciation of $ 34 were disposed from the consolidated balance sheets.

NOTE 5:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2020	2021
Employees and payroll accruals	$525	$788
Accrued expenses	551	2,366
Related parties	48	48
	$1,124	$3,202

NOTE 6:-COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company’s facilities are leased under operating lease agreements for periods ending no later than 2035. The Company also leases motor vehicles under various operating leases, the latest of which expires in 2024.

Certain motor vehicles of the Company are rented under non-cancellable operating lease agreements.

f-19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Future minimum lease payments under operating leases as of December 31, 2021 are as follows:

As of December 31, 2021
2022	$775
2023	722
2024	724
2025	590
2026	605
Thereafter	4,948
$8,364

Rental and lease expenses for the years ended December 31, 2019, 2020 and 2021 were $ 158, $ 408 and $ 803 respectively.

b.	Guarantee in the amount of $ 618 was issued by a bank to secure rent payments.
c.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $ 4,065 through December 31, 2021. In return, the Company is committed to pay IIA royalties at a rate of 3-3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2021, no royalties have been paid or accrued. In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $ 474 of royalty-bearing grants received by Althera (plus accrued interest at LIBOR rate). The Company’s liability to the IIA at December 31, 2021, including royalty-bearing grants received by the Company, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $ 5,061.
d.	Under the February 2, 2016 intellectual property purchase agreement with Althera, the Company is obligated to pay Althera a fixed rate of 2% (plus VAT) of Company’s future gross revenues (as defined in the agreement) that are derived from the purchased intellectual property, up to a maximum amount of $ 1,500 (plus VAT), in the aggregate, with the potential to set off against certain payments made by the Company to the IIA.
e.	The Company also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which the Company is obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of the Company’s products (as defined in the agreement) by the Company and its affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to the Company, on a country-by-country, product-by-product basis. The Company is also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of Company products sold by the Company’s licensees in a given year) on any royalties or revenues received by the Company from its licensees.

f-20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Under an Operations Partner Agreement between the Company and services provider HekaBio K.K. of May 21, 2019, the Company makes certain payments to HekaBio K.K. in exchange for consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, if HekaBio K.K. successfully assists the Company in obtaining regulatory marketing approval of the Company’s products in Japan, then the Company is to grant to HekaBio K.K. options to acquire 271,588 of the Company’s ordinary shares at a price of $4.42 each, and to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by the Company from distribution receipts (as defined in the agreement) for such products in Japan.
g.	On November 18, 2018 and July 29, 2019, the Company entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein the Company will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including the Company), and BGN will receive 0.75% royalties on all sales of the Company’s alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that the Company will continue to conduct research at Ben Gurion University for as long as the researchers wish to and the parties have agreed on a research budget in good faith.
h.	On December 1, 2020, the Company entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in the Company’s net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of the Company’s net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

NOTE 7:-FAIR VALUE MEASUREMENTS

Financial instruments measured at fair value on a recurring basis include warrants to convertible preferred shares (see note 9). The warrants are classified as a liability in accordance with ASC 480-10-25. These warrants were classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation (the share price) were determined based on management’s assumptions. To calculate the fair value of the warrants, the Company first calculated the underlying preferred share value by using the income approach and the market approach. Then the equity value was allocated by using the hybrid model method utilizing two scenarios of OPM and IPO. Once the preferred shares value was derived from the two scenarios, the Black-Scholes model was utilized to calculate the warrants value in each one of the scenarios. Then, probability for each one of the scenarios was applied by the Company to derive the weighted average fair value of the warrants.

f-21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-FAIR VALUE MEASUREMENTS (Cont.)

The following table summarizes the assumptions used by the Company in the Black-Scholes model:

	December 31,
	2019	2020	2021
Expected term	3	2.25	1.25
Expected dividend yield	0%	0%	0%
Expected volatility	78.11%	96.83%	83.00%
Risk-free interest rate	1.91%	0.42%	0.75%

The change in the fair value of the preferred share warrants liability is summarized below:

	2020	2021
Beginning of year	$5,163	$5,366
Change in fair value	203	13,257
End of year	$5,366	$18,623

NOTE 8:-INCOME TAXES

a.	Tax rate applicable to Company:

The corporate tax rate in Israel in 2019, 2020 and 2021 was 23%.

The Company has the status of an “Preferred Company” and “Preferred Technological Enterprise”, as defined in the Law for the Encouragement of Capital Investments, 5719-1959 and is subject to a reduced tax rate. The reduced tax rates at development area A in which the Company’s offices are located is 7.5%, subject to various conditions.

b.	Income taxes on non-Israeli subsidiaries:

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Tax rate applicable to ATM Inc:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes, most of which are effective for tax years beginning after December 31, 2017, include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% (top rate) to 21% (flat rate) effective for tax years beginning after December 31, 2017 ((ii) stricter limitation on the tax deductibility of business interest expense; (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) (iv) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate and (v) an expansion of the U.S. controlled foreign corporation (“CFC”) anti deferral starting with the CFC’s first tax year beginning in 2018 intended to tax in the U.S. “global intangible low-taxed income” (“GILTI”).

f-22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-INCOME TAXES (Cont.)

Tax rate applicable to ATM KK (Japan-Tokyo):

The General Corporation tax (national tax in Japan) rate is 23.2% for fiscal years beginning after April 2018. Local taxes are also applicable in different rates and may result in a higher effective tax rate (for example, for Tokyo-based companies the effective statutory tax rate would generally be 30.62% for large companies, and 33.6% for small companies). Special rate of 15% is applicable on the first JPY 8M for small and medium companies (19% for larger companies for fiscal years from April 2019).

c.	The components of the net loss (income) before tax on income were as follows:

	Year ended December 31,
	2019	2020	2021
Domestic (Israel)	$8,898	$9,322	$27,089
Foreign	(580)	(598)	175
Total	$8,318	$8,724	$27,264

Income tax expense was as follows:

	Year ended December 31,
	2019	2020	2021
Current:
Israel	$—	$—	$—
Foreign	146	158	7

Total current income tax expense	146	158	7

Deferred:
Domestic (Israel)	—	—	—
Foreign	—	—	—

Total deferred income tax expense	—	—	—
Income tax expense	$146	$158	$7

d.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2021 in the amount of approximately $ 39,585 which may be carried forward and offset against taxable income in the future for an indefinite period.

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences.

f-23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-INCOME TAXES (Cont.)

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2021
Reserves and allowances	$22	$18
R&D expenses	482	399
Intangible assets	44	31
Stock-based compensation	134	33
Loss carryforward	1,551	3,322

Deferred tax assets before valuation allowance	2,233	3,803
Less - valuation allowance	(2,233)	(3,803)
Net deferred tax assets	$—	$—

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

In 2020 and 2021 the main reconciling item for the Company’s tax rate is tax loss carryforwards and temporary differences, for which a full valuation allowance was provided.

f.	Tax assessment:

The Company has not received assessments since its inception.

NOTE 9:-CONVERTIBLE PREFERRED SHARES AND WARRANTS

a.	The Composition of the Company’s Convertible Preferred shares is as follows:

	December 31, 2020		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Carrying amount	Liquidation preference

	Number of shares
Series A Convertible Preferred shares of no-par value *)	16,295,256	7,229,885	16,295,256	7,229,885	$25,238	$36,437
Series B Convertible Preferred shares of no- par value *)	9,052,920	6,509,301	9,052,920	6,509,301	28,726	28,761
Total	25,348,176	13,739,186	25,348,176	13,739,186	$53,964	$65,198
*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 10, Shareholders’ Deficiency, for details.

The Company issued Series A convertible preferred shares in 2018 and Series B convertible preferred shares in 2020. The Company classifies the convertible preferred shares outside of shareholders’ deficiency as required by ASC 480-10-S99, since these convertible preferred shares are entitled to liquidation preferences which may trigger a deemed liquidation event that is not solely within the Company’s control.

f-24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE PREFERRED SHARES AND WARRANTS (Cont.)

Pursuant to the Company’s Amended and Restated Articles of Incorporation (the “AoA”), a deemed liquidation event would occur, inter alia, upon the closing of the transfer of the Company’s securities to a person or a group of affiliated persons, in one or a series of related transactions, if immediately after such transaction, such person or group of affiliated persons would hold 50%or more of the outstanding voting shares of the Company and upon the occurrence of the events listed in the AoA. For the years ended December 31, 2021 and 2020, the Company did not adjust the carrying values of the convertible preferred shares to the deemed liquidation values of such shares since a deemed liquidation event was not probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a deemed liquidation event will occur.

b.	Preferred shares rights:

The Preferred A and the Preferred B shares (collectively, the “Preferred Shares”) confer upon their holders all the rights conferred by Ordinary shares, in addition to certain rights stipulated in the Company’s AoA, inter alia, the following:

Dividend rights - the convertible Preferred B shares shall be entitled to receive, prior and in preference to the declaration or payment of any dividend to the holders of any other class of shares, including the Preferred A shares, for each Preferred B share, cumulative dividends (whether paid in cash or otherwise) if and when declared by the Company’s board of directors, in an amount equal to the Preferred B share original issue price (the “Series B Dividend Preference”).

Following the payment in full of all of the Series B Dividend Preference, the convertible Preferred A shares shall be entitled to receive, prior and in preference to the declaration or payment of any dividend to the holders of any other class of shares, including the ordinary shares, for each Preferred A share, cumulative dividends (whether paid in cash or otherwise) if and when declared by the Company’s board of directors, in an amount equal to 1.25x the Preferred A share original issue price (the “Series A Dividend Preference”).

Following the payment in full of all of the Series A Dividend Preference, the holders of the Preferred Shares and the ordinary shares shall be entitled to receive, on a pro-rata, as-converted basis, any and all other dividends distributed by the Company.

Liquidation rights - In the event of any event of liquidation or deemed liquidation event, the Company shall distribute all distributable proceeds first to the holders of the Preferred B shares, on a pro-rata basis among themselves, prior to and in preference to any payments to any of the holders of any other classes of shares, for each Preferred B share, the greater of: (a) the Preferred B share original issue price, plus an amount equal to the declared but unpaid dividends, less any Series B Dividend Preference amount previously declared and actually paid, and (b) the pro rata portion of the distributable proceeds the Preferred B shares would receive if all the distributable proceeds were distributed to all shareholders, on a pro-rata and as-converted-to-ordinary shares basis (the “Series B Preference”). In the event of insufficient distributable proceeds, distribution shall be done ratably among the holders of the Preferred B shares.

f-25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE PREFERRED SHARES AND WARRANTS (Cont.)

Following payment in full of the Series B Preference, the Company shall distribute the remaining distributable proceeds to the holders of Preferred A shares, on a pro-rata basis among themselves, prior to and in preference to any payments to any of the holders of any other classes of shares, for each Preferred A share, the greater of: (a) 1.25x the Preferred A share original issue price, plus an amount equal to the declared but unpaid dividends, less any Series A Dividend Preference amount previously declared and actually paid, and (b)the pro rata portion of the distributable proceeds the Preferred A shares would receive if all the distributable proceeds were distributed to all shareholders, on a pro-rata and as-converted-to-ordinary shares basis (the “Series A Preference”). In the event of insufficient distributable proceeds, distribution shall be done ratably among the holders of the Preferred A shares.

Following the payment in full of the Series A Preference, the holders of the ordinary shares shall be entitled to receive, on a pro rata basis among themselves, any and all remaining distributable proceeds.

Voting rights - each holder of Preferred Shares is entitled to one vote per each share held by it (on an as-converted-to-ordinary share basis).

Conversion - each Preferred Share is automatically convertible into ordinary shares, at the respective holder’s option, or automatically upon a qualified IPO of the Company or upon written demand of the Investor Majority (each as defined in the AoA) for each respective class of shares. The initial conversion ratio for each Preferred Share is 1:1.The conversion price per Preferred Share will be adjusted in the event of recapitalizations, share splits, ordinary share dividends, subdivisions and combinations of ordinary shares, as well in the event of certain anti-dilution events.

c.	Financing rounds:

In September 2018, the Company entered into a Share Purchase Agreement (as amended, the “2018 SPA”) with new and existing investors, pursuant to which 7,229,885 Preferred A shares and 3,614,960 warrants to Preferred A share were issued in consideration of approximately $ 29,150, reflecting a price per share of $ 4.03. Total issuance expenses were amounted to $ 91. The warrants to Preferred A Shares were recorded at fair value in the amount of $ 3,821 and the residual amount was allocated to the Preferred A Shares. The Preferred A shares can be converted into ordinary shares at a conversion ratio of 1:1, however such ratio is subject to amendment in certain situations and was adjusted in the context of the 2020 SPA, as more fully described above.

In April 2020, the Company entered into a Preferred B Share Purchase Agreement (as amended, the “2020 SPA”) with new and existing investors, pursuant to which 6,509,301 Preferred B shares were issued in consideration of approximately $ 28,761, reflecting a price per share of $ 4.42. Total issuance expenses amounted to $ 35. The Preferred B shares can be converted into ordinary shares at a conversion ratio of 1:1, subject to adjustment in certain situations, more fully described above.

In conjunction with the 2020 SPA, the Company and the holders of the Preferred A shares agreed on a modified adjustment to the conversion ratio of Preferred A shares into ordinary shares as compared to the AoA in effect at that time. The conversion ratio of the Preferred A shares was adjusted to approximately 1.07:1, such that 7,229,885 Preferred A shares can be converted into 7,761,495 ordinary shares of the Company.

f-26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-CONVERTIBLE PREFERRED SHARES AND WARRANTS (Cont.)

The revised Preferred A share conversion ratio, along with other amendments in the new agreement, did not result a substantial change in the fair value of the Preferred A shares. Therefore, the amendment to the agreement was accounted for as a modification.

On July 6, 2021, the Company’s board of directors approved a 1: 0.905292 stock split which was effected on March 7, 2022. As a result, all Ordinary shares, Convertible preferred shares, options for Ordinary Shares, warrants to Preferred Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these consolidated financial statements.

d.	Warrants to purchase Preferred A shares:

Under the 2018 SPA, the Company had initially granted the Preferred A share investors an aggregate number of 3,614,960 warrants convertible into Preferred A shares of the Company (“Preferred A Warrants”), with an exercise price of $ 5.04. The number of warrants issued is subject to similar adjustments as the conversion ratio of the Preferred A shares.

In connection with the 2020 SPA, the Warrants agreement was modified, and the Company subsequently granted the Preferred A share investors approximately 7% additional Preferred A Warrants, increasing the aggregate number of Preferred A Warrants to 3,880,777, and reducing the exercise price to $ 3.87 per share. Since the Warrants were classified as a liability and subsequently measured at fair value through earnings, the effect of The Preferred A Warrants modification was reflected in the fair value of the warrants and recognized in earnings. The warrants may be converted at any time until September 16, 2024.

All outstanding Preferred A Warrants are classiﬁed as a long-term liability and are re-measured at each reporting date, as the underlying shares may be redeemed upon an event which is not solely in the control of the Company.

As of December 31, 2020 and 2021, 3,880,777 Preferred A Warrants are outstanding.

NOTE 10:-SHAREHOLDERS’ DEFICIENCY

a.	Ordinary share capital is composed as follows:

On July 6, 2021, the Company’s board of directors approved a 1: 0.905292 stock split which was effected on March 7, 2022. As a result, all Ordinary shares, Convertible preferred shares, options for Ordinary Shares, warrants to Preferred Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these consolidated financial statements.

	December 31, 2020		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of no-par value *)	72,423,360	40,433,578	72,423,360	40,528,913
*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 10, Shareholders’ Deficiency, for details.

f-27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-SHAREHOLDERS’ DEFICIENCY (Cont.)

b.	Ordinary shares rights:
(i)	The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.
(ii)	In July 2019, HekaBio K.K. invested an amount of $ 5,250 into the Company, in exchange for 1,302,132 Ordinary shares and 651,067 warrants to ordinary shares of the Company.
c.	Share option plans:

The Company has authorized through its 2016 Share Option Plan (the “Plan”), an available pool of Ordinary shares of the Company from which to grant options to officers, directors, advisors, management and other key employees of up to 7,611,725 Ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant. As of December 31, 2021, 442,439 of the Company’s options are available for future grants.

A summary of the status of options under the Plan as of December 31, 2021 and changes during the relevant period ended on that date is presented below:

Employees	Year ended December 31, 2021
				Weighted
		Weighted		average
		average	Aggregate	remaining
	Number	exercise	intrinsic	contractual
	of options	price	value	life (years)
Outstanding at beginning of year	4,062,408	$3.40	$944,820	7.78
Granted	1,321,211	$9.81
Exercised	(4,809)	$4.42
Forfeited and cancelled	(53,238)	$5.16

Outstanding at end of year	5,325,572	$4.97	$17,854,046	7.42
Exercisable options	3,233,657	$3.23	$14,184,527	6.56

Service Providers	Year ended December 31, 2021
				Weighted
		Weighted		average
		average	Aggregate	remaining
	Number	exercise	intrinsic	contractual
	of options	price	value	life (years)
Outstanding at beginning of year	662,006	$2.79	$313,200	6.91
Granted	140,667	$9.79
Exercised	(81,476)	$1.10
Forfeited and cancelled	—

Outstanding at end of year	721,197	$4.34	$2,695,213	6.61
Exercisable options	580,745	$3.05	$2,649,873	5.89

f-28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-SHAREHOLDERS’ DEFICIENCY (Cont.)

A summary of the status of RSUs under the Plan as of December 31, 2021 and changes during the relevant period ended on that date is presented below:

Number of RSU
Outstanding at beginning of year	—
Granted	1,036,850
Forfeited and cancelled	(5,600)
Outstanding on December 31, 2021	1,031,250

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the year ended December 31, 2020 and 2021, was comprised as follows:

	Year ended December 31,
	2019	2020	2021
Research and development	$380	$372	$654
Marketing expenses	18	20	7
General and administrative	148	204	151
Total share-based compensation expense	$546	$596	$812

As of December 31, 2021, there were unrecognized compensation costs of $ 2,280, which are expected to be recognized over a weighted average period of approximately 3.28 years. The weighted average exercise price of the Company’s options granted during the year ended December 31, 2019, 2020 and 2021 was $4.06, $4.42 and $9.81, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2021, 2020 and 2019, was $4.45, $0.76 and $0.6, respectively.

d.	Warrants to investors:
(i)	As part of 2016 investment round, the Company granted the investors 6,789,694 warrants. In December 2019, these warrants were exercised into 5,316,493 Ordinary shares of no-par value, of them 1,412,520 were exercised on a cash basis in consideration of approximately $ 1,560, and 5,377,174 were exercised on a cashless basis at a ratio of approximately 0.73 Ordinary share per exercised warrant.
(ii)	As part of the 2018 SPA, the Company granted 9,053 warrants to ordinary shares to a public service foundation in Israel. The warrants were exercised on July 15, 2021 into 9,053 Ordinary shares of no-par value with no consideration.
(iii)	In July 2019, as part of the investment round of HekaBio K.K, the investors received 651,067 warrants to Ordinary shares with an exercise price of $ 5.04 to be exercise within 4 years from grant date.
e.	Warrants to consultants:
(i)	In April 2016, 67,897 warrants to Ordinary shares were issued to a consultant for services received to be exercised within 7 years from grant date.

f-29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-SHAREHOLDERS’ DEFICIENCY (Cont.)

(ii)	In April 2020 879,609 warrants were exercised into 556,548 Ordinary shares of no-par value, for $ 30 received in cash and the rest exercised on a cashless basis. In addition, in November 2020, 90,529 warrants were exercised into 67,897 Ordinary shares of no-par value, all on a cashless basis.

NOTE 11:-FINANCIAL EXPENSES, NET

	Year ended December 31,
	2019	2020	2021
Financial expenses:

Foreign currency transaction loss, net	$79	$—	$412
Remeasurement of warrants	994	203	13,257
Others	11	14	16

Total financial expenses	1,084	217	13,685

Financial income:

Foreign currency transaction profit, net	—	101	—
Interest from deposits	776	613	211
Others	—	23	—

Total financial income	776	737	211
Financial expenses (income), net	$308	$(520)	$13,474

NOTE 12:-BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Year ended December 31,
	2019	2020	2021
Numerator:
Net loss attributable to Ordinary shareholders	$(8,367)	$(8,882)	$(27,271)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	33,815,448	40,274,935	40,534,697
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.25)	(0.22)	(0.67)

f-30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2019	2020	2021
Convertible preferred shares	7,229,885	13,739,186	13,739,186
Outstanding share options	4,371,668	4,724,414	6,046,769
RSU	—	—	1,031,250
Warrant to Preferred A shares	3,614,960	3,880,777	3,880,777
Warrants	8,436,578	651,067	651,067
	23,653,091	22,995,444	25,349,049

NOTE 13:-GEOGRAPHIC INFORMATION

Financial information is available for evaluation by the chief operating decision maker, the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment. Operating segments are defined as components of an enterprise in which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance.

Property and equipment, net by geographic location are as follows:

	December 31,
	2020	2021
Israel	$3,540	$5,842
United States	1,855	1,699
Japan	—	5
Total property and equipment, net	$5,395	$7,546

Property and equipment, net is attributed to the geographic location in which it is located.

NOTE 14:-SUBSEQUENT EVENTS

a.	On January 18, 2022, the Company instituted a floating pledge on its assets in favor of Bank Leumi Le-Israel BM, to support a $ 225 standby letter of credit in favor of the Massachusetts Department of Public Health. The letter of credit was provided in connection with an application by ATM Inc. for an expansion of the maximum possession limit in its radioactive license for use in the Lawrence, MA site, pursuant to decommissioning financial assurance regulations of the Massachusetts Department of Public Health’s Radiation Control Program.
b.	Business Combination

Pursuant to the Merger Agreement described in Note 1a, on March 7, 2022 (the “Closing Date”), Archery Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company was merged with and into HCCC, with HCCC surviving as a wholly-owned subsidiary of the Company (the “Business Combination”).

f-31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-SUBSEQUENT EVENTS (Cont.)

Pursuant to the Merger Agreement, and immediately prior to the consummation of the Merger (the time of such consummation, the “Effective Time”), the Company effected a recapitalization whereby (i) the Company adopted amended and restated articles of association, (i) each preferred share of the Company was automatically converted into such number of the Company’s ordinary shares as determined in accordance with the Company’s existing articles of association; (ii) each of the Company’s ordinary shares that was issued and outstanding immediately prior to the Effective Time was split into 0.905292 ordinary shares of the Company (rounded to the nearest whole number), such that the value of each of the Company’s ordinary shares at the time of execution of the Merger Agreement equaled $10.00 per share, based upon the agreed pre-money equity value of the Company (the “Share Split”); and (iii) outstanding securities convertible into securities of the Company were adjusted to give effect to the foregoing transactions and remain outstanding. As a result, all ordinary shares, convertible preferred shares, options and warrants for ordinary shares, exercise prices and net loss per share amounts were adjusted retroactively for all periods presented in these financial statements.

Additionally, concurrently with the closing of the Merger, Alpha Tau issued securities pursuant to the Subscription Agreements executed with certain investors under a PIPE (Private Investment in Public Equity) transaction.

Following the recapitalization, (a) immediately prior to the Merger, each share of Class B common stock of HCCC was cancelled automatically and converted into one share of Class A common stock of HCCC, (b) after giving effect to the foregoing and in connection with the Merger, each share of Class A common stock of HCCC issued and outstanding was converted automatically into one Company ordinary share, and (c) each outstanding warrant of HCCC was converted into a warrant of the Company and convertible into the Company’s ordinary shares.

An amount of $ 90,872 of gross cash proceeds were raised by the Company in the aforementioned transactions.

- - - - - - - - - - - - -

f-32