Form 20-F
period 2022-12-31
Alpha Tau Medical Ltd.
filed 2023-03-09
CIK 1871321

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had outstanding 69,105,000 ordinary shares, no par value. As of March 1, 2023, the registrant had 69,134,336 ordinary shares outstanding.

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

Yes ☒ No ☐

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

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “Alpha Tau Medical Ltd.,” “Alpha Tau,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Alpha Tau Medical Ltd. and its subsidiaries.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the merger agreement, dated as of July 7, 2021 (the “Merger Agreement”), by and among Healthcare Capital Corp., a Delaware corporation (“HCCC”), Alpha Tau and Archery Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Alpha Tau (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into HCCC, with HCCC surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on March 7, 2022, HCCC became a wholly owned subsidiary of Alpha Tau. In July 2022, we took the necessary actions to dissolve HCCC.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, and references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022.

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	We have incurred significant losses since inception, and expects to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;

●	We may need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of the Alpha DaRT technology or other product discovery and development programs or commercialization efforts;

●	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess its future viability;

●	Our approach to the development of its proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;

●	The commercial success of our Alpha DaRT technology, if authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;

●	The ongoing COVID-19 pandemic could continue to adversely impact our business, including its clinical trials, supply chain and business development activities;

●	The market opportunities for our Alpha DaRT technology may be smaller than it anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected;

●	We currently has no marketing and sales organization and has no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved or certified for commercial sale, we may not be able to generate product revenue;

●	We currently conduct and in the future intend to continue conducting pre-clinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities or notified bodies may not accept data from such trials;

●	Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for its Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business;

●	If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates we develop, we will be unable to market and sell such product candidates outside of the United States;

●	If in the future Alpha DaRT is approved or certified for commercial sale but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue;

●	We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;

●	If we are unable to obtain and maintain patent or other intellectual property protection for our Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates that we may develop, and our technology may be adversely affected; and

●	We will continue to incur increased costs as a result of operating as a public company, and our management will continue to devote substantial time to new compliance initiatives.

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

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved.]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements” on page iv of this Annual Report. Such risks include, but are not limited to:

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described below. This summary should be read in conjunction with the other information discussed in this Item 3.D, and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” and elsewhere in this Annual Report for a more thorough description of these and other risks. Such risks include, but are not limited to:

●	We have incurred significant losses since inception and have not generated any revenue to date.

●	We expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;

●	We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of our Alpha DaRT technology or other product discovery and development programs or commercialization efforts;

●	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess its future viability;

●	Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;

●	The commercial success of our Alpha DaRT technology, if authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;

●	The ongoing COVID-19 pandemic could continue to adversely impact our business, including its clinical trials, supply chain and business development activities;

●	The market opportunities for our Alpha DaRT technology may be smaller than it anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in its clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

●	We do not currently engage in commercial marketing activities or sales efforts and we have no experience in marketing our products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved for commercial sale, we may not be able to generate product revenue;

●	We currently conduct and in the future intend to continue conducting pre-clinical studies and clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities or notified bodies may not accept data from such trials;

●	Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business;

●	If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates we develop, we will be unable to market and sell such product candidates outside of the United States;

●	If in the future Alpha DaRT is approved or certified for commercial sale, but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue;

●	We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;

●	If we are unable to obtain and maintain patent or other intellectual property protection for our Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to our products and technology, and our ability to commercialize any product candidates that we may develop, and our technology may be adversely affected; and

●	We will continue to incur increased costs as a result of operating as a public company, and our management will continue to devote substantial time to new compliance initiatives.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant losses since inception and have not generated any revenue to date. We expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.

Investment in the medical device industry and product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that our Alpha DaRT technology will fail to demonstrate adequate efficacy or an acceptable safety profile, gain marketing authorization in the United States and similar authorization or certification in various other jurisdictions worldwide and become commercially viable. We currently have no products authorized for commercial sale in the United States and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. To date, we have financed our operations primarily through private placements of our ordinary and preferred shares as well as through grants received from government authorities, primarily in Israel.

We have incurred significant net losses in each period since we commenced activity in 2016. Our net losses were $27,271 and 33,762 for the years ended December 31, 2021 and December 31, 2022, respectively. As of December 31, 2022, we had an accumulated deficit of $86,602. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:

●	continue our research and development efforts and submit applications seeking marketing authorizations in the United States or authorizations or certifications outside the United States for our Alpha DaRT technology;

●	conduct and expand the scope of our preclinical studies and clinical trials for our Alpha DaRT technology;

●	continue to develop manufacturing facilities for our Alpha DaRT technology;

●	seek to identify additional potential indications for our Alpha DaRT technology;

●	acquire or in-license other products or product candidates or technologies;

●	add operational, financial and management information systems and personnel, including personnel to help us comply with our obligations as a public company;

●	hire and retain additional personnel, such as clinical, quality control, scientific, commercial and administrative personnel, including personnel to support the development and potential commercialization of our Alpha DaRT technology;

●	seek marketing authorizations or certifications for our Alpha DaRT technology or any other product candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize our Alpha DaRT technology or other products or product candidates for which we may obtain marketing authorization in the United States or similar authorization or certification in other target jurisdictions, if any;

●	expand, maintain and protect our intellectual property portfolio; and

●	operate as a public company.

Because of the numerous risks and uncertainties associated with the medical device industry, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we succeed in commercializing our Alpha DaRT technology in one indication, we will continue to incur substantial research and development and other expenditures to develop, seek marketing authorizations or certifications for, and potentially market our Alpha DaRT technology in other indications. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

We have not generated any revenue to date and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain marketing authorization in the United States and similar authorization or certification in other target jurisdictions of, and then successfully commercialize, our Alpha DaRT technology for at least one indication. Our Alpha-DaRT technology is currently in clinical trials for a number of forms of cancer, including skin, oral, pancreatic, prostate and breast cancers, and preclinical studies for brain, lung and other cancers, which will all require additional preclinical or clinical studies, clinical development and regulatory review and authorization or certification, substantial investment, access to sufficient commercial manufacturing capacity and significant commercialization and marketing efforts before we can generate any revenue from product sales.

We are conducting clinical trials in a number of forms of cancer and, as such, face significant development risks as our Alpha DaRT technology advances further through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

●	timely completion of our current and future preclinical studies and clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;

●	our ability to pre-clinical studies and successfully submit Investigational Device Exemptions, or IDEs, or comparable applications to allow us to initiate clinical trials for our Alpha DaRT technology or any future products or product candidates, including similar requirements as applicable in foreign jurisdictions;

●	being required by the U.S. Food and Drug Administration, or FDA, or similar foreign regulatory authorities or bodies to conduct additional clinical trials or other studies beyond those planned to support the potential marketing authorization or certification and commercialization of our Alpha DaRT technology or any future products or product candidates we develop or acquire;

●	our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities or other bodies the safety and efficacy of our Alpha DaRT technology or any future products or product candidates, if required;

●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our Alpha DaRT technology or future products or product candidates, if any;

●	the timely receipt of necessary marketing authorizations from the FDA or authorizations or certifications from similar foreign regulatory authorities or other bodies;

●	the willingness of physicians, operators of clinics and patients to utilize or adopt our Alpha DaRT technology or future products or product candidates as potential cancer treatments;

●	the availability of coverage and adequate reimbursement and pricing by third-party payors, including government authorities;

●	our ability, and the ability of third parties with whom we may choose to contract, to manufacture adequate clinical and commercial supplies of our product using Alpha DaRT technology or any future products or product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMP;

●	our ability to successfully develop a commercial strategy and thereafter commercialize our Alpha DaRT technology or any future products or product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and

●	our ability to establish and enforce intellectual property rights in and to our Alpha DaRT technology or any future products or product candidates.

Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining marketing authorizations or certifications or commercializing our Alpha DaRT technology. Even if we are able to commercialize our Alpha DaRT technology, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our Alpha DaRT technology or any future products or product candidates, we may be unable to continue operations without continued funding.

We may need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of our Alpha DaRT technology or other product discovery and development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical and preclinical development of our Alpha DaRT technology. We may need to raise additional capital to complete our currently ongoing planned clinical trials and any future clinical trials. Other unanticipated costs may arise in the course of our development efforts. If we are able to gain marketing authorization or certification for our Alpha DaRT technology or other future products or product candidates that we develop, we may require significant additional amounts of funding in order to launch and commercialize such our Alpha DaRT technology or products or product candidates. We cannot reasonably estimate the actual amounts necessary to successfully complete the development of and commercialize our Alpha DaRT technology and we may need substantial additional funding after consummation of this transaction to complete the development and commercialization of our Alpha DaRT technology.

Our future need for additional funding depends on many factors, including:

●	the scope, progress, results and costs of researching and developing our Alpha DaRT technology, as well as other additional products or product candidates we may develop and pursue in the future;

●	the timing of, and the costs involved in, obtaining marketing authorizations or certifications for our Alpha DaRT technology and any other additional products or product candidates we may develop and pursue in the future;

●	subject to receipt of marketing authorizations or certifications, the costs of commercialization activities for our Alpha DaRT technology or future products or product candidates, to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing and distribution;

●	the timing of and costs involved in expanding our manufacturing capabilities as we roll out our Alpha DaRT technology, and any other additional products or product candidates which we may develop, in order to establish necessary infrastructure;

●	subject to receipt of marketing authorization or certification, revenue, if any, received from commercial sales of our Alpha DaRT technology or any other additional products or product candidates we may develop and pursue in the future;

●	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

●	our ability to establish collaboration arrangements for the development of our Alpha DaRT technology or other future products or product candidates on favorable terms, if at all;

●	our headcount growth and associated costs as we expand our research and development and manufacturing and establish a commercial infrastructure;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims; and

●	the costs of operating as a public company.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, reduce or terminate the development of our Alpha DaRT technology or plans for commercialization.

We believe that our existing cash and cash equivalents will enable us to fund its operating expenses and capital expenditure requirements into 2025. Our estimates may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage medical device oncology therapy company with a limited operating history. We commenced operations in 2016, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting research activities, filing patent applications, developing our Alpha DaRT technology, identifying target indications, initiating and conducting our clinical trials, undertaking preclinical studies and establishing manufacturing infrastructure and capacity to produce our Alpha DaRT technology. We have not yet demonstrated our ability to successfully initiate a pivotal trial in the United States, obtain marketing authorizations (other than in Israel) or similar authorizations or certifications in other foreign jurisdictions, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We may be exposed to financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. Our reporting currency and the functional currency of our operating companies is the US Dollar. To date, we have been primarily funded through issuances of equity that have been denominated in U.S. Dollar. However, a meaningful portion of our expenditures are paid in New Israeli Shekel, particularly with respect to our employees, and we are therefore subject to foreign currency fluctuations that may, from time to time, impact our financial position and results of operations.

Risks Related to Our Business and the Alpha DaRT Technology

Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

Our future success depends on the successful development of our Alpha DaRT technology, which is designed to treat solid tumors through alpha irradiation by intratumoral insertion of radium-224 impregnated sources, representing what we believe to be a novel approach to local radiotherapy. Alpha-emitting isotope oncology therapy is relatively new, and only one alpha-emitting isotope therapy has been approved in the United States or the European Union, or EU, and only a limited number of clinical trials of products based on alpha-emitting isotope therapies have commenced. In addition, the majority of the clinical trials evaluating alpha-emitting isotope oncology therapy have focused on systemic delivery of drugs like radiopharmaceuticals (including Xofigo or certain antibody-radionuclide conjugates), while our Alpha DaRT technology is designed to be a local therapy. As such, it is difficult to accurately predict the developmental challenges we may incur for our Alpha DaRT technology as it proceeds through preclinical studies and clinical trials. In addition, beyond the limited universe of patients treated with Xofigo, the sole alpha-emitting isotope therapy approved in the United States or the EU, as well as other uses of alpha-emitting isotope therapy outside of oncology, such as in the use in treating ankylosing spondylitis, assessments of the long-term safety of targeted alpha-emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with our Alpha DaRT technology or any future products or product candidates we develop that we cannot predict at this time. It is difficult for us to predict the time and cost of the regulatory development of our Alpha DaRT technology, and we cannot predict whether the application of our technology, or any similar or competitive technologies, will result in the identification, development, and marketing authorization or certification of any products. There can be no assurance that any development problems we experience in the future related to our technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved at all. Any of these factors may prevent us from completing our preclinical studies and clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all. In addition, the success of our Alpha DaRT technology will depend on several factors, including the following:

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

In connection with the ongoing COVID-19 pandemic, governments have implemented significant measures, including closures of businesses, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 may negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities, may cause disruptions to our supply chain, to the administrative functions of clinical trial sites and/or to the operations of our other partners, and as a result may impair our ability to execute our programs and/or business development strategy. In the event that government authorities were to reinstate restrictions, our employees who currently are not telecommuting may no longer be able to access our facilities, including our laboratories and our operations may be further limited or curtailed.

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

We do not currently engage in commercial marketing activities or sales efforts and we have no experience in marketing our products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved or certified for commercial sale, we may not be able to generate product revenue.

While we have taken steps to build our a marketing team, we do not currently engage in commercial marketing activities or sales efforts and we have no experience in marketing our products. We intend to further develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical, medical device and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable to establish internal sales and marketing capabilities to our satisfaction, we will pursue collaborative arrangements regarding the sales and marketing of our products, if licensed, as we have done in Canada and Israel. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our Alpha DaRT technology ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our Alpha DaRT technology.

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

We have conducted or are currently conducting clinical trials in Israel, Canada, the United States, Japan and Europe and may in the future choose to conduct additional clinical trials, including in Asia, Australia, elsewhere in Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. For example, in cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing authorization in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless such clinical trials were conducted in accordance with good clinical practices, or GCP, and (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory bodies have similar requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority or notified bodies will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority or other bodies does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our Alpha DaRT not receiving approval, clearance or certification for commercialization in the applicable jurisdiction.

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

The regulations to which we are subject are complex, burdensome to understand and apply and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales, if our product candidate receives marketing authorization or certification. The FDA and foreign regulatory authorities enforce their regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we or any contract manufacturers we may utilize will be found compliant in connection with any future FDA or foreign inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our Alpha DaRT technology or any future products or product candidates, if they obtain marketing authorization or certification, and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances, approvals or certifications; withdrawals or suspensions of clearances, approvals or certifications, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

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

To date, we have not obtained authorization from the FDA to market any product candidate in the United States, and we expect to pursue either a PMA approval or de novo classification process for our Alpha DaRT technology. If the FDA requires us to go through a lengthier, more rigorous examination for our products than we had expected, our product introductions or modifications could be delayed or prevented, which would have a material impact on our business and prospects. For example, if the FDA disagrees with our determination that the de novo classification pathway is the appropriate path to obtain marketing authorization for Alpha DaRT, the FDA may require us to submit a PMA application, which is generally more costly, time-consuming, and uncertain.

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

The FDA, applicable foreign regulatory entity or notified body can delay, limit or deny marketing authorization or certification of a device for many reasons, including:

●	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are substantially equivalent to a predicate device or are safe and effective for their intended uses;

●	the disagreement of the FDA, foreign regulatory authorities or notified body with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;

●	serious and unexpected adverse device effects experienced by participants in our clinical trials;

●	the data from our preclinical studies and clinical trials may be insufficient to support clearance, de novo classification, approval or certification, where required;

●	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

●	the manufacturing process or facilities we use may not meet applicable requirements; and

●	the potential for marketing authorization or certification policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for marketing authorization or certification.

Subject to the transitional provisions and in order to sell our products in member states of the EU, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation (Regulation (EU) No 2017/745), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC) and the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU.

In the EU, we must inform the notified body that carried out the conformity assessment of the devices that we market or sell in the EU and EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the EU Medical Devices Regulation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements laid down in the Annexes to the EU Medical Devices Regulation. The notified body may disagree with our proposed changes and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

From January 1, 2021 onwards, the Medicines and Healthcare Products Regulatory Agency, or MHRA became the sovereign regulatory authority responsible for the Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transitional period on January 1, 2021, new regulations require all medical devices to be registered with the MHRA before being placed on the Great Britain market. The MHRA will only register devices where the manufacturer or their United Kingdom, or UK, Responsible Person has a registered place of business in the UK. From January 1, 2022, manufacturers based outside the UK will need to appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA.

On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. MHRA seeks to amend the UK Medical Devices Regulations 2002 (which are based on EU legislation, primarily the EU Medical Devices Directive 93/42/EC and the EU In Vitro Diagnostic Medical Devices Directive 98/79/EC), in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform IVD regulation and foster sustainability through the reuse and remanufacture of medical devices. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but have recently been postponed to July 2024. Devices bearing CE marks issued by EU notified bodies under the EU Medical Devices Regulation or EU Medical Devices Directive are now subject to transitional arrangements. In its consultation response, the MHRA indicated that the future UK regulations will allow devices certified under the EU Medical Devices Regulation to be placed on the market in Great Britain under the CE mark until either the certificate expires or for five years after the new regulations take effect, whichever is sooner. Devices certified under the EU Medical Devices Directive could continue to be placed on the market until either the certificate expires or for three years after the new regulations take effect, whichever is sooner. Following these transitional periods, it is expected that all medical devices will require a UK Conformity Assessed, or UKCA, mark. Manufacturers may choose to use the UKCA mark on a voluntary basis until June 30, 2023. However, UKCA marking will not be recognized in the EU. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in Great Britain. The rules for placing medical devices on the market in Northern Ireland, which is part of the UK, differ from those in the rest of the UK. Under the terms of the Northern Ireland Protocol, Northern Ireland will follow EU rules on medical devices and devices marketed in Northern Ireland will require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark will be required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a ‘UKNI’ mark will be applied and the device may only be placed on the market in Northern Ireland and not the EU.

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

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product candidate or does not allow them to receive other treatments during the clinical trial, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our product candidate. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs, or other bodies at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP or similar foreign requirements, and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, conducting clinical trials in various countries may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs and other third party contractors, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

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

Any marketing authorization or certification we may receive for a product candidate will be limited to specified indications for use. We plan to train our sales and marketing personnel, as well as any direct sales force which may be hired in the future, to not promote our devices for uses outside of the FDA (or foreign regulatory authorities)- authorized or -certified indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label, which could harm our reputation in the marketplace among physicians and patients.

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

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of our future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. For example, on February 23, 2022, the FDA issued a proposed rule to amend the Quality System Regulation, or QSR, which establishes current good manufacturing practice requirements for medical device manufacturers, to align more closely with the International Organization for Standardization standards. This proposal has not yet been finalized or implemented. Accordingly, it is unclear the extent to which this or any other proposals, if adopted, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise create competition that may negatively affect our business.

Additionally, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible. The FDA may establish performance criteria for classes of devices similar to ours, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain marketing authorization or otherwise create competition that may negatively affect our business.

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

In addition, the EU regulatory landscape concerning medical devices evolved and on May 26, 2021, the EU Medical Devices Regulation (Regulation 2017/745) became applicable, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive (See – Regulation of Medical Devices in the European Union) and these modifications may have an effect on the way we conduct our business in the EU and the EEA. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices but does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will be ultimately sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market will differ from those in Great Britain. On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but have recently been postponed to July 2024. These modifications may have an effect on the way we intend to conduct our business in these countries.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Other regulatory authorities may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, other regulatory authorities or notified bodies from conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, foreign regulatory authorities and notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

In the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices Regulation. While several notified bodies have been designated, the COVID-19 pandemic has significantly slowed down their designation process and the current designated notified bodies are facing a large amount of requests with the new regulation as a consequence of which review times have lengthened. This situation could significantly impact the ability of notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business in the EU and EEA.

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

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom are compensated in the form of monetary payments and/or stock options for consulting services provided, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

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

In the United States, third-party payors decide which cancer treatment products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Alpha DaRT device, the Alpha DaRT sources or the procedures using the system, assuming we are able to fully develop and obtain all marketing authorizations to market it in the United States or similar certifications in other geographies. To date, we have not had any discussions with any third-party payors, including any regulatory agencies administering any government funded healthcare programs, regarding the coding, coverage or reimbursement for treatment using the Alpha DaRT, which may vary depending on the specific application or indication of our technology. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our products, patients and healthcare providers may choose not to use them, which would adversely impact our future revenues.

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

On September 18, 2020, the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, issued a final rule implementing a new mandatory payment model for radiation oncology services: the Radiation Oncology Alternative Payment Model, or the RO Model. Although the RO Model was originally intended to begin on January 1, 2022, subsequent legislation delayed its implementation until a date to be determined through future rulemaking. The RO Model, as currently structured, would significantly alter CMS’ payment methodology from a fee for service, or FFS, paradigm to a prospective payment for all radiotherapy services furnished during a 90-day episode of care for fifteen (15) different cancer types, regardless of the modality used or site of service. Under the RO Model, all providers of radiotherapy services, including physician group practices, hospital outpatient departments and free-standing radiation therapy centers located within a randomly selected Core Based Statistical Area, or CBSA, would be required to participate. The CBSAs selected for the RO Model would contain approximately 30% of all eligible Medicare FFS radiotherapy episodes in the U.S. Any provider outside of the CBSAs would continue to receive Medicare reimbursement based on a FFS methodology. It is uncertain the impact, if any, of the RO Model, if implemented, on the Medicare reimbursement to our customers when using our Alpha DaRT technology, if authorized for marketing, or our business, financial condition, or results of operations.

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

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures will impact our business. Any expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us and/or lower reimbursement by payors for our product candidates, any of which may have a material adverse effect on our business, financial condition or results of operations.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, among other things, reduced Medicare payments to providers, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020, through March 31, 2022, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations or cash flows.

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

For instance, on December 13, 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once the Regulation becomes applicable, it will have a phased implementation depending on the concerned products. This regulation intends to boost cooperation among EU member states in assessing health technologies, including some medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

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

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the State of Israel has implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981. Further, in the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, the California Consumer Privacy Act of 2018, or CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches has increased the likelihood, and risks associated with data breach litigation. The CCPA increases our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states, including in Utah, Connecticut, Virginia, and Colorado. Further, the California Privacy Rights Act, or CPRA, generally went into effect on January 1, 2023 and significant amends the CCPA. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may also be required. In the event that we are subject to or affected by Israeli data protection laws, HIPAA, the CCPA, the CPRA or other domestic or foreign privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In Europe, the General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. In July 2020, the Court of Justice of the European Union, or CJEU limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, from January 1, 2021, companies have had to comply with the GDPR and also the UK GDPR, or UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

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

We have formed and may continue to form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our Alpha DaRT technology and any future products or product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business.

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

To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business. We may in the future also license or purchase patents and patent applications owned or controlled by others. As of December 31, 2022, our patent portfolio included 88 issued patents, and 122 pending patent applications including two allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Mexico, India, Hong Kong, Singapore, South Africa and the African Regional Intellectual Property Organization, or the ARIPO. Some of our earlier filed patents are expected to expire between 2024 and 2026, subject to patent term extensions and adjustments that may be available in certain jurisdictions. When key patents covering our core technology expire, competitors and other third parties may be able to make competing products and encroach on our market share.

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

The intellectual property landscape around our radiotherapeutic product candidates is crowded, rapidly evolving and interdisciplinary, and it is difficult to conclusively assess our freedom to operate without infringing on third-party rights. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may obtain issued claims, including in patents we consider to be unrelated to our products or activities, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

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

Presently we own various patents and patent applications related to our Alpha DaRT technology and, other than our collaboration agreement with MIM with respect to MIM’s own software offerings, we are not a party to any license agreements with third parties that enable us to utilize third-party technology,. Because our Alpha DaRT technology, including the use in connection with other therapies, may require the use of proprietary rights held by third parties in the future, the growth of our business will likely depend in part on our ability to acquire, in-license or use such third-party proprietary rights.

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

Further, our future intellectual property license agreements may impose on us various development, regulatory and/or commercial diligence obligations, payment of milestones, royalties or other amounts and other obligations. If we fail to comply with our obligations under these agreements, we use the licensed intellectual property in an unauthorized manner or we are subject to bankruptcy-related proceedings, the terms of the licenses may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give our future licensors the right to terminate their respective agreement with us, which could limit our ability to implement our current business plan and materially adversely affect our business, financial condition, results of operations and prospects. In addition, disputes may arise between us and our future licensors regarding intellectual property subject to a license agreement, including: (i) the scope of rights granted under the license agreement and other interpretation-related issues; (ii) whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement; (iii) our right to sublicense patents and other rights to third parties; (iv) our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; (v) our right to transfer or assign the license; and (vi) the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners. If disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on our business.

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

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Certain of our key patent families have been filed in the United States; however, we have less robust intellectual property rights outside the United States, and, in particular, we may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Much of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines. We may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology. For example, certain jurisdictions do not allow for patent protection with respect to method of treatment.

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

Risks Related to Our Operations, Employee Matters and Managing Growth

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

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that, except with regards to compliance with relevant notice periods contained therein, any of our employees could leave our employment at any time,. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

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

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our efforts to obtain marketing authorization or certification and significantly increase our costs to recover or reproduce the data. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to applicable data privacy and security law and regulations. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

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

As a result of our business combination with a special purpose acquisition company, regulatory obligations may impact us differently than other publicly traded companies.

On March 7, 2022, we completed a business combination with HCCC, a special purpose acquisition company, or SPAC, pursuant to which we became a publicly traded company. As a result of this transaction, regulatory obligations have, and may continue, to impact us differently than other publicly traded companies. For instance, the SEC and other regulatory agencies may issue additional guidance or apply further regulatory scrutiny to companies like us that have completed a business combination with a SPAC. Managing this regulatory environment, which has and may continue to evolve, could divert management’s attention from the operation of our business, negatively impact our ability to raise additional capital when needed or have an adverse effect on the price of our ordinary shares.

Risks Related to Ownership of Our Ordinary Shares

Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our ordinary shares.

Certain provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See the section titled “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Certain Material Israeli Tax Considerations” for additional information.

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

The trading market for the ordinary shares will be influenced by the research and reports that industry or financial analysts publish about its business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, the analysts who publish information about our ordinary shares have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding it, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to continue to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

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

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our next determination will be made on June 30, 2023. In the future, we would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Our Amended and Restated Articles of Association (the “Articles”) provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act (for the avoidance of any doubt, such provision does not apply to any claim asserting a cause of action arising under the Exchange Act). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of the Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of the Articles described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

Our ordinary shares and warrants are listed on Nasdaq under the symbols “DRTS” and “DRTSW,” respectively. Unlike an underwritten initial public offering of our securities, the initial listing of our securities as a result of the Business Combination did not benefit from the following:

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

Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business, prospects and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. HCCC’s investors must rely on the information in this Annual Report and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of our business or material misstatements or omissions in this Annual Report.

In addition, because there were no underwriters engaged in connection with the Transactions, prior to the opening of trading on the trading day immediately following the Closing Date, there was no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities did not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There were no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the closing. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon completion of the merger. Further, the lack of such processes in connection with the listing of our securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities during the period immediately following the listing than in connection with an underwritten initial public offering.

We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute your ownership interests and may depress the market price of the ordinary shares.

As of March 1, 2023, we had warrants outstanding to purchase up to an aggregate of 18,139,418 ordinary shares, as well as outstanding ESOP grants to our employees, directors and service providers, of options to purchase a total of 8,350,451 ordinary shares and 952,404 RSUs.  Further, we may choose to seek third party financing to provide additional working capital for our business, in which event we may issue additional equity securities. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC in 2022. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our and our subsidiaries’ income and assets, and the market value of our and our subsidiaries’ shares and assets. Changes in the composition of our and our subsidiaries’ income, composition or composition of assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and our warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

If a U.S. Holder is treated as owning at least 10% of our stock, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to us, or any of our subsidiaries, if we or such subsidiary is a “controlled foreign corporation.” If we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether we are treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that it will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

As a result of the Business Combination, the IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, we, given our incorporation and tax residency in Israel, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that we are treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, we would be liable for U.S. federal income tax on its income in the same manner as any other U.S. corporation and certain distributions made by us to Non-U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of our ordinary shares may be subject to U.S. withholding tax.

Based on the terms of the Business Combination and certain factual assumptions, we do not currently expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code our status as a non-U.S. corporation for U.S. federal income tax purposes, we and certain of our shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate and future withholding taxes on certain of our shareholders, depending on the application of any applicable income tax treaty that may apply to reduce such withholding taxes.

You should consult your own advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences if our classification as a non-U.S. corporation is not respected.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members operate from its offices that are located in Jerusalem, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. On the military front, in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of its business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of its management. Such disruption could materially adversely affect its business, prospects, financial condition, and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by its employees in the course of their employment by us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee during and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such monetary claims (which will not affect our proprietary rights), which could negatively affect its business.

Certain tax benefits that may be available to us, if obtained, would require us to continue to meet various conditions and such benefits may be terminated or reduced in the future, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the “Investment Law”. If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income may be subject to Israeli corporate tax rates of 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of the ordinary shares are governed by the Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

The Articles provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall, unless we consent otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees.

Item 4. Information on the Company.

A. History and Development of the Company

We were founded in November 2015 by Uzi Sofer, our Chief Executive Officer and Chairman, along with the inventors of the Alpha DaRT technology including Professor Itzhak Kelson and Professor Yona Keisari of Tel Aviv University, our Chief Physics Officer and Chief Scientific Officer, respectively. Together, they founded Alpha Tau with the goal of bringing this innovative technology out of the laboratory and into patients, in order to bring hope to cancer patients around the world. We are registered with the Israeli Registrar of Companies. Our registration number is 51-534453-9. Our website address is www.alphatau.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

The main address of our principal executive offices is Kiryat HaMada St. 5, Jerusalem, Israel 9777605 and its telephone number is +972 (3) 577-4115. Our agent for service of process in the United States is Alpha Tau Medical, Inc., 1 Union Street 3rd Floor, Lawrence, MA 01840. For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

On July 7, 2021, we entered into the Merger Agreement with HCCC and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into HCCC, with HCCC surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on March 7, 2022, HCCC became a wholly owned subsidiary of Alpha Tau. In July 2022, we took the necessary actions to dissolve HCCC.

B. Business Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We have evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT, and that marketing approval is currently in a renewal process. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe.

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

We evaluated the feasibility, safety and efficacy of the Alpha DaRT technology in a first-in-human study of locally advanced and recurrent SCC cancers of the skin and head and neck, the results of which were subsequently published in the International Journal for Radiation Oncology, Biology, Physics and which elicited a positive editorial reaction in the same journal. Efficacy was evaluated in 28 tumors of the skin and head and neck, and results showed that Alpha DaRT achieved a >78% complete response rate. The trial was conducted in an elderly (median age = 80.5 years) and largely pre-treated patient population, with 42% of the target lesions, including non-evaluated lesions, having already received radiation therapy. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. Following these initial positive results, we substantially expanded our clinical evaluations in later trials to a much wider patient population. Specifically, we initiated follow-on studies at multiple clinical sites in Israel and around the world, to evaluate Alpha DaRT in cancers of the skin, superficial soft tissue, or oral cavity, regardless of cell type, which includes SCC as well as basal cell carcinoma, melanoma, skin metastases, and others. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to the treatment, with no product-related serious adverse events observed. As of February 28, 2023, across our clinical trials involving superficial lesions, i.e. tumors of the skin, head or neck, Alpha DaRTs have been administered to over 145 lesions, and in a pooled analysis evaluating those lesions that reached the evaluation endpoint per the treatment protocol of the applicable clinical trial, we have observed an overall response rate of 97%, including a complete response rate of 78%.  The supportive data from these first trials also led to the U.S. Food and Drug Administration, or FDA, granting Breakthrough Device Designation to the Alpha DaRT for the treatment of patients with SCC of the skin or oral cavity without curative standard of care.

In parallel, we are pursuing a similar approach towards seeking FDA marketing authorization for other uses for the Alpha DaRT technology in other indications by conducting feasibility studies and then generating potentially registrational data in other indications, such as breast, pancreas and prostate cancers, or applications such as combinations with immunotherapies.

We have engaged with a number of prestigious medical and educational institutions and, as of March 1, 2023, have ten clinical  studies ongoing worldwide across these two parallel strategies, of generating data in superficial tumors as well as conducting studies in other indications.

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

We have also devoted a significant amount of time and resources establishing a robust patent portfolio so as to gain a strong scientific and commercial foothold worldwide. As of December 31, 2022, our patent portfolio included 88 issued patents, and 122 pending patent applications including two allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Mexico, India, Hong Kong, Singapore, South Africa and ARIPO.

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

Development Pipeline

We have a number of active clinical programs targeting a range of different tumor types. Our global clinical trial strategy involves progressing our lead program in superficial tumors, particularly in the United States, while conducting feasibility studies in order to evaluate the potential of the Alpha DaRT in other tumor areas of high unmet need or metastatic disease. As of February 28, 2023, we have administered Alpha DaRT treatment to over 150 tumors across nine clinical trials. The following table summarizes our development pipeline:

Potential Advantages of the Alpha DaRT Technology

We believe the Alpha DaRT technology may offer the following potential advantages:

●	Potential to destroy solid tumors and preserve health tissue. Proprietary technology designed to harness alpha radiation in an effort to destroy solid tumors irreparably with localized precision, while sparing surrounding healthy tissue and limiting systemic side effects.

●	Broad potential utility across multiple tumors types supported by compelling safety data. Anti-tumor activity in clinical trials and pre-clinical studies has been observed across multiple tumor types, regardless of the size or location of the tumor or prior treatments, and the Alpha DaRT was generally well-tolerated in these studies and trials. We have also not observed any tumor types that demonstrated resistance to treatment with the Alpha DaRT technology. Taken together, we believe these results suggest the potential to treat patients with high unmet need.

●	Promising preliminary efficacy results. In a first-in-human study of 28 tumors of locally advanced and recurrent SCC cancers of the skin and head and neck, results showed that Alpha DaRT achieved 100% overall response rate with over 78% complete response rate. Furthermore, in a U.S. multi-center pilot feasibility trial in ten patients with malignant skin or superficial soft tissue tumors, results showed that the Alpha DaRT achieved 100% complete response rate.

●	Potential to treat patients with limited treatment options. Our Alpha DaRT technology is designed to deliver a powerful but conformal dose of radiation to a very targeted area, which we believe has the potential to address patients who have radio-resistant or recurring tumors, who are ineligible for surgery or for whom surgery would not have a meaningful impact on quality of life, or who otherwise would have limited treatment options.

●	Potential ease of use for patients and physician. Potential to be convenient and efficient for both physician and patient alike: The Alpha DaRT technology is designed to be administered through a quick, minimally invasive, generally outpatient procedure, with minimal radioactive exposure, and to yield rapid results without the need for hospitalization or protective gear. We believe that, if approved and commercialized, physicians could easily adapt the customizable treatment to a wide patient profile range without the need to purchase special equipment.

●	Potential stimulatory immune effect. Pre-clinical studies have demonstrated encouraging anti-tumor immune responses, cancer resistance and prolonged survival, with early results suggesting potential systemic cancer immune response when tested in combination with immunotherapies or other systemic therapies.

Our Strategy

Our mission is to use our proprietary Alpha DaRT technology to transform the treatment of solid tumors and broaden the potential scope of local radiotherapy delivery across multiple clinical settings. Key elements of our strategy include:

●	Complete our ongoing U.S. clinical trial evaluating the efficacy and safety of Alpha DaRT in treating recurrent cutaneous squamous cell carcinoma tumors. We are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at up to 20 clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial in 2023 and receiving results of the trial in 2024 for potential submission to the FDA.

●	Advance our global development pipeline by conducting feasibility studies in other tumors of high unmet need or metastatic diseases. We are seeking to develop the Alpha DaRT technology by conducting feasibility studies in other indications and then generating potentially registrational data in other such indications, such as breast, pancreas and prostate cancers, as well as in patients with metastatic cancer. As of March 1, 2023, we have ten clinical trials ongoing worldwide. We are also planning to investigate additional indications in pre-clinical studies, including hepatic cell carcinoma, glioblastoma multiforme, lung cancer and others.

●	Continue to evaluate the potential systemic immune response generated by the Alpha DaRT, particularly in combination with immunotherapies. We have conducted extensive pre-clinical studies focused on the combination of Alpha DaRT with immunomodulators, which have demonstrated encouraging anti-tumor immune responses. By combining our Alpha DaRT technology with systemic therapies, we seek to harness the Alpha DaRT’s potential immunogenic activity and trigger an immune response to detect and destroy metastatic cancers. In November 2021 we enrolled the first patient in our feasibility combination study of Alpha DaRT and pembrolizumab (Keytruda) for the treatment of SCC of the head and neck, or HNSCC, in Israel. We have completed construction of our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel, which has received the necessary certifications to initiate pre-clinical studies, to further enhance our capabilities of exploring potential combination therapies with Alpha DaRT.

●	Expand our independent manufacturing capabilities across strategic geographical regions. We are establishing production sites in key regions around the world to supply sufficient radioactive sources with fast, reliable and cost-efficient delivery to our global clinical trials and core markets where we may seek additional marketing authorizations (which, for the avoidance of doubt, includes ‘certifications’ as used in this Annual Report with respect to applicable jurisdictions). We currently operate two manufacturing plants: one facility located in Jerusalem, Israel, where we manufacture our Alpha DaRTs, and a second facility located in the United States, in Lawrence, Massachusetts, which is currently focused on acquiring Thorium-228 and preparing generators for use in Jerusalem in preparing Alpha DaRT treatments, but which has received an expanded radioactive license and is being prepared for on-site manufacturing of Alpha DaRT treatments. We are in the design phase for a facility in Togane, Japan.

●	Pursue marketing authorization and, if authorized, third-party payor coverage in multiple geographies, with a focus on the United States. We anticipate pursuing marketing authorization, third-party payor coverage and reimbursement for the use of our Alpha DaRT technology in multiple geographies, with a focus on the United States. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel, which is currently in a renewal process.

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

We believe that alpha radiation may also have the potential to generate an immune-modulated systemic effect in the body when being used for localized treatment, given that it possesses several unique properties: (a) its high linear energy transfer, (b) rapid tumor cell destruction while sparing the surrounding lymphatic tissue, nearby tissues and blood vessels, and (c) the potential to release large amounts of tumor antigens and attract inflammatory and immune cells into the tumor vicinity.

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

The radioisotopes are designed to disperse in the cancerous medium by diffusion and convection due to the tumor chaotic vascularity, as well as from ongoing recoil during the repeated alpha decays. Moreover, the blood vessels formed in tumors tend to have leaky walls, which we believe increases the chance of the radioactive isotopes staying in the tumor and potentially prolonging killing activity. The net result is that the potential range of cell killing in the tumor is up to five millimeters, which is up to 100 times the range of the alpha particles themselves. By contrast, healthy tissue has a highly organized vascular structure, with numerous, well-ordered blood vessels through which a radioisotope can be easily washed out.

In our animal studies, the range of the Alpha DaRT was meaningfully more extensive in tumor tissue than it was in healthy tissue, as shown in the two images below comparing radioactivity visible on a radiograph when inserting the Alpha DaRT into SCC tissue and healthy tissue.

Asymptotic Dose (Gy)
$S_{Rn}(0) = 0.31\ \mu Ci$
Y (mm)
X (mm)
6
4
2
0
-2
-4
-6
1000
100
10
1

6
4
2
0
-2
-4
-6
Y (mm)
-6
-4
-2
0
2
4
6
X (mm)
1000
100
10
1
Asymptotic Dose (Gy)
$S_{Rn}(0) = 1.60\ \mu Ci$

Diffusion in SCC	Diffusion in Healthy Tissue

Our Programs

Clinical Development Plan

Our development strategy is focused on evaluating the safety and efficacy of the Alpha DaRT technology across multiple solid tumor types through broad-ranging pre-clinical studies and into clinical trials. We have successfully completed a first-in-human trial of Alpha DaRT in patients with superficial and skin tumors, as well as a U.S. multi-center pilot feasibility trial in patients with malignant skin and superficial soft tissue tumors, and are focused on further developing Alpha DaRT for purposes of seeking FDA marketing authorization for use of the Alpha DaRT in these tumors, beginning with recurrent cutaneous squamous cell carcinoma. We are also generating additional clinical evidence regarding the Alpha DaRT technology in superficial and skin tumors from clinical sites around the world, to provide further support for a potential FDA marketing authorization and third-party payor coverage and reimbursement in the United States and around the world. We are also examining longer term data from patients treated with the Alpha DaRT for skin, superficial or head and neck tumors, for patients for whom we have post-trial data, which we may submit for publication in a scientific journal when fully compiled. In parallel, we are pursuing a similar approach towards developing the Alpha DaRT technology for other uses by conducting feasibility studies and then generating potentially registrational data in other indications, such as breast, pancreas and prostate cancers, or applications such as combinations with immunotherapies. We have engaged with a number of prestigious medical and educational institutions and, as of March 1, 2023, we have ten clinical studies ongoing worldwide.

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
Local Progression-Free Survival, Months
1: Complete response
2: Partial response

Local Progression-Free Survival Stratified by Response Status

Overall survival, or OS, rates to 12 months post-DaRT implantation were 75% (95% CI, 46.14-89.99%) among all patients and 93% (95% CI, 59.08-98.96%) among complete responders. The median follow-up was 6.7 months (range, 1.45-23.36 months).

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

Following these initial positive results, we expanded our clinical evaluations to a wider patient population and initiated follow-on trials at multiple clinical sites in Israel and around the world. These trials are designed to evaluate Alpha DaRT in cancers of the skin, superficial soft tissue, or oral cavity, regardless of cell type, which includes SCC as well as basal cell carcinoma, melanoma, skin metastases, and others. We also initiated a trial to evaluate the retreatment of patients who previously were treated with the Alpha DaRT. As of February 28, 2023, across our clinical trials involving superficial lesions, i.e., tumors of the skin, head or neck, Alpha DaRTs have been administered to over 145 lesions, and in a pooled analysis of patients who were treated per the applicable trial protocol, we identified an overall response rate of 97% observed among those lesions that reached the evaluation endpoint, including a complete response rate of 78%. The data from these first trials led to the FDA granting Breakthrough Device Designation to the Alpha DaRT for the treatment of patients with SCC of the skin or oral cavity without curative standard of care.

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

Memorial Sloan Kettering Cancer Center, NY / Multi-Center (completed; 2021)

Following receipt of an investigational device exemption, or IDE, from the FDA, we conducted a U.S. pilot clinical study to evaluate the feasibility of Alpha DaRT in treating malignant skin and superficial soft tissue tumors, at Memorial Sloan Kettering Cancer Center, New York and four other clinical sites around the U.S. All ten patients in this trial were treated in the second half of 2021. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 and 24 weeks, all ten lesions treated demonstrated a complete response to treatment, with no treatment-related serious adverse events observed.

Study design

The initial IDE study was a pilot feasibility trial in which 10 subjects were enrolled. The primary objectives were to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT, with a goal of achieving successful delivery in at least 7 of the 10 patients, as well as to determine the frequency and severity of acute adverse events. Secondary objectives included assessments of radiotherapy-related adverse events, tumor response, radiation safety, stability of device placement, and quality of life measures. Eligible patients had a malignant skin or superficial soft tissue tumor 1-5 cm in size that is suitable for percutaneous interstitial brachytherapy, a form of radiotherapy, with a minimum longest dimension for the tumor of 1 cm and a minimum tumor thickness of 4 mm.

After enrolling in the trial, eligible subjects underwent a volumetric assessment of the tumor by a CT planning scan. Volumetric images were used to generate the plan for delivering Alpha DaRT by defining the optimal number, size and location for Alpha DaRT source placement. After radiation planning is completed, the Alpha DaRT sources were inserted using pre-planned radiotherapy parameters (with a specified number and size of Alpha DaRT sources). Immediately after placement of the Alpha DaRT sources, a standard planning CT was performed to assess source positions within the tumor. A physical dose of 10 Gy was prescribed, which is equivalent to a weighted radiation dose of 200 CGyE.

Approximately two to three weeks after placement of the Alpha DaRT sources, the placement of the sources was reassessed by volumetric imaging, and then they were removed. Tumor response was assessed periodically three months after removal of the Alpha DaRT source.

ReSTART - U.S. multi-center pivotal study in recurrent cutaneous SCC (ongoing)

Following receipt of a conditional IDE from the FDA, whose conditions were subsequently satisfied, we initiated a trial to evaluate the efficacy and safety of Alpha DaRT in the treatment of certain patients with recurrent cutaneous squamous cell carcinoma, an indication supported by a Breakthrough Device Designation from the FDA. We refer to this trial as the ReSTART trial, for Recurrent SCC Treatment with Alpha DaRT Radiation Therapy. The IDE permits us to treat up to 86 patients in up to 20 clinical sites around the U.S., in addition to clinical sites that may be added outside the U.S. Our first patient in this trial was treated in March 2023.  Following completion of this trial, and pending further discussion with the FDA, we expect to submit the data collected during this clinical trial in a future potential application for marketing authorization from the FDA.

Study design

The pivotal study is a prospective, multi-center, single-arm, open label trial enrolling up to 86 patients with recurrent cutaneous squamous cell carcinoma. The primary objectives are to determine the objective response rate, or ORR, established by the confirmed best overall response, or BOR, following treatment with the Alpha DaRT, as well as to assess the duration of response, or DOR, at 6 months from initial response. Secondary objectives are to assess the safety of Alpha DaRT, and to assess the PFS, OS, overall duration of response, local control, and quality of life, or QOL, for patients treated with Alpha DaRT.

We are also discussing with the FDA the potential to add a supplemental arm to this trial to evaluate the use of Alpha DaRT in immunosuppressed patients, in light of the poor prognosis and limited available treatment options for these patients. We expect to seek to utilize the same clinical sites which are set up and participating in the main pivotal study for purposes of this supplemental arm as well.

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

Study objectives and design

The primary objectives of this study are to evaluate efficacy of Alpha DaRT in combination with pembrolizumab via the Confirmed BOR as defined by RECIST. Secondary objectives include assessments of the frequency, severity and causality of acute adverse events related to the Alpha DaRT treatment in combination with pembrolizumab. Patients enrolled in the trial will receive pembrolizumab cycles every three weeks both before and after receiving Alpha DaRT treatment. The study uses a two-stage adaptive design and can recruit up to 48 patients, with a planned interim analysis after the first 18 patients have been treated. Adverse events will be assessed and graded according to CTCAE version 5.0. PFS will be defined as the time from pembrolizumab treatment start date to progressive disease according to RECIST or death due to any cause, whichever occurs first. OS is defined as the time from pembrolizumab treatment start date to death due to any cause or lost to follow up. DOR is defined as the interval from the time measurement criteria are first met for CR, PR, or stable disease (whichever is first recorded) until the first date recurrent or progressive disease is objectively documented. Exploratory objectives include the assessment of immunological parameters as a result of Alpha DaRT administration in combination with pembrolizumab. The image below illustrates the trial design for this combination study:

France multi-center– skin cancer (open)

We have initiated a multi-center study at up to six cancer centers in France to investigate the safety and efficacy of Alpha DaRT for the treatment of malignant cutaneous tumors. The target population will consist of two cohorts: newly diagnosed patients (up to 49 subjects), and patients with recurrent disease or aggressive pathology (i.e., melanoma) (36 subjects). The primary effectiveness endpoint is the assessment of the ORR using RECIST criteria, 9 to 11 weeks after Alpha DaRT source insertion. The secondary effectiveness endpoints include assessment of the reduction in tumor volume based on CT / ultrasound / physical examination- measured tumor volume at 9 to 11 weeks, assessment of Alpha DaRT source placement using CT imaging on the day of Alpha DaRT insertion, patient-reported health-related QoL outcomes, and Disease- Free Survival at 12- and 24-months post-Alpha DaRT source insertion. Safety objectives include assessment of acute AEs both related and unrelated to Alpha DaRT administration, according to CTCAE version 5.0, all vital signs, blood and urine tests, and subject external radiation levels, and assessment of chronic AEs related to Alpha DaRT at 12- and 24-months post-source insertion.

Pancreatic Cancer

Pancreatic cancer is the fourth leading cause of cancer-related mortality, responsible for 7% of all cancer-related deaths in both men and women. It is associated with an extremely poor prognosis, reflected by a median survival of five to eight months and a five-year survival probability of less than 5% when all stages are combined. Pancreatic cancer is particularly deadly due to the fact that there are no unique symptoms in its early stages, and, since the pancreas is obscured by other organs in the abdomen and is difficult to visualize clearly on imaging tests, it is therefore typically not detected before having already metastasized to regional lymph nodes, the liver, the lungs or other visceral organs such as the stomach or colon. We selected pancreatic cancer as a target for the Alpha DaRT technology in light of the poor prognosis associated with this particular cancer, as well as our pre-clinical research in which the Alpha DaRT showed activity against pancreatic adenocarcinoma cells.

Montréal, Canada (recruiting)

We have initiated a multi-center clinical study at Centre Hospitalier de l’Université de Montréal, or CHUM, and Jewish General Hospital, both in Montréal, Canada, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. We expect to treat our first patient in this trial in the first half of 2023.  Recruitment is open for 30 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which is not amenable to surgery, with a tumor lesion of less than four cm.

There are two short-term objectives of this study: to evaluate the feasibility and safety of Alpha DaRT as assessed by the incidence of device-related AEs and SAEs, and to evaluate the preliminary efficacy of Alpha DaRT for pancreatic cancer patients, as measured by ORR following the insertion of the sources, and any observable change in CA19-9 as a marker of tissue damage. The long-term objectives include evaluating overall survival following Alpha DaRT sources insertion, stent durability after Alpha DaRT source insertion, and change in quality of life as measured by patient questionnaires.

The primary endpoints of the study are: feasibility, as measured by the successful placement of the Alpha DaRT sources within the tumor or less than 5 mm from the tumor, to be determined based on CT scan performed immediately following the insertion procedure; and safety, by assessing the frequency, severity and causality of acute AEs and SAEs related to Alpha DaRT sources insertion. AEs and SAEs will be assessed and graded according to CTCAE version 5.0. Other safety endpoints include all AEs and SAEs related and unrelated to the study treatment, vital signs, blood and urine tests, and subject and personnel radiation levels. For the first five patients, only one patient will be recruited on a four-week basis to allow for assessment of AEs and SAEs before the next patient is recruited, and an interim analysis will be conducted after five patients have been enrolled. Secondary endpoints include: preliminary efficacy, measured by assessing the ORR four to six weeks after Alpha DaRT sources insertion as assessed by CT scan, changes in CA19-9, which serves as a marker of tissue damage (elevation during treatment, and reduction as a result of tumor ablation), and assessments of overall survival, local control, regional control, distal metastases following DaRT sources insertion for 24 months, or until patients are lost to follow-up or disease progression, stent durability (assessed by the time elapsed from DaRT insertion to the need for follow up referral for endoscopic retrograde cholangiopancreatograph, or ERCP, for stent change due to tumor ingrowth), and change in patient-reported quality of life measures 35 and 60 days after Alpha DaRT source insertion.

We are also in advanced stages of drafting a protocol for another trial evaluating the Alpha DaRT technology in the treatment of pancreatic adenocarcinoma, which we expect to open in Israel by mid-2023 .

Prostate Cancer

Prostate cancer is the second most frequently diagnosed cancer in men worldwide, with approximately 1.4 million new cases diagnosed each year. We believe there are several potential benefits to delivering neoadjuvant radiation therapy specifically with Alpha DaRT in patients with prostate cancer. First, we believe that Alpha DaRT may be able to elicit an immune response, as suggested by previous pre-clinical data that showed immune activity, as well as data from our clinical studies that showed anecdotal evidence of a potential abscopal effect, which we believe would have the potential to inhibit the development of future metastases. Second, while prostate cancer is a heterogeneous disease, it appears that local recurrences emanate from the dominant lesion. Therefore, we believe treating these lesions with Alpha DaRT could decrease the risk of recurrence. Third, these dominant lesions can create hypoxic microenvironments which is associated with worse outcomes for traditional radiation therapy. Alpha radiation cytotoxic activity has been observed to be independent of oxygen levels and therefore we believe may be better suited to treating these lesions. While our first planned study will focus on evaluating neoadjuvant use of Alpha DaRT in treating prostate cancer, we plan to evaluate Alpha DaRT in the future for focal treatment of radiation recurrent tumors or in combination with external beam radiation therapy.

Rambam Health Care Campus / Carmel Medical Center, Israel (recruiting)

We have initiated a clinical study at the Rambam Health Care Campus and Carmel Medical Center in Israel, to investigate the feasibility and safety of evaluating neoadjuvant use of Alpha DaRT in treating prostate cancer. The trial will recruit up to 10 patients with previously untreated, non-metastatic, resectable prostate adenocarcinoma, who will receive the Alpha DaRT treatment and then under prostate removal surgery 50 days later.

The primary objective of the study is to evaluate the feasibility and the safety of intratumoral insertion of Alpha DaRT sources into prostate adenocarcinoma in the neoadjuvant setting. The secondary objectives are to evaluate the pathological ORR at 35 days (+/-7) following Alpha DaRT source insertion through the examination of the pathology of the tumor after prostatectomy, the radiological ORR based on imaging (change in standard uptake value and T2 weighting) within one week before surgery and the change in disease-related QoL. The exploratory objectives are to assess DNA damage and repair and immune infiltration (biomarker analysis: CD34, TILs) from baseline to surgery and within one week of surgery, and the biochemical response evaluation based on PSA levels. The first patient in this trial was treated in June 2022 and demonstrated a partial response to treatment, and we are currently analyzing the response of this first patient to assess any further improvements to the delivery procedure.

Liver Metastasis

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

Montréal, Canada (planning)

We are currently planning, in collaboration with McGill University Health Center in Montréal, Canada, a clinical study to evaluate the feasibility and safety of intratumoral Alpha DaRT for the treatment of liver metastases in approximately 10 patients. We plan to test the effect of the Alpha DaRT technology on liver metastases during a two-staged hepatectomy. This unique clinical scenario is designed to allow us to implant Alpha DaRT sources in right-sided liver metastases during the first operation and resect the right liver containing the sources during the second operation. Thus, we believe a complete histopathological evaluation of liver metastases following Alpha DaRT administration can be performed, after which we will be able to evaluate the effect of Alpha DaRT sources on liver metastases with different histopathological growth patterns. In March 2023, Health Canada authorized us to proceed with this trial, subject to final approval by an institutional Research Ethics Board.

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

SCC of the vulva – Cambridge University Addenbrooke’s Hospital (planning)

We are currently planning, in collaboration with the Addenbrooke’s Hospital of the Cambridge University Hospitals NHS Trust, a study to evaluate the safety and efficacy of the Alpha DaRT technology for the treatment of primary and recurrent SCC of the vulva. The Medicines and Healthcare products Regulatory Agency of the United Kingdom has approved our request to initiate this study. We expect that ten patients will be evaluated in this study, with the primary objective being the safety, feasibility and tolerability, and the secondary objective being the effectiveness of the treatment. We also plan to measure the immunological response. We are targeting recruitment of our first patient in the first half of 2023.

Additional Pipeline Indications

In addition to the trials and clinical pathways described above, we are currently planning a number of other clinical studies, both to generate additional data from the tumor types we are already exploring in humans, as well as to test the use of Alpha DaRT in additional tumor types, including breast cancer, glioblastoma multiforme, and lung cancer.

Summary of Our Pre-Clinical Findings

We consider pre-clinical research as a source of strong and ongoing support for our core thesis and for potential expansion into a wide range of proposed indications. To that end, we continue to invest, both internally and with leading universities and academic centers around the world, in conducting robust pre-clinical research with particular focus on potential supra-additive combinations of Alpha DaRT with other therapies such as immunotherapies and chemotherapies. Among other things, we have completed construction of our own pre-clinical laboratory at our headquarters in Jerusalem, Israel, which has received the necessary certifications to initiate pre-clinical studies, to facilitate our own examination of such combinations.

The extensive pre-clinical research conducted on Alpha DaRT has generally focused on three core areas: (1) evaluating the potency of Alpha DaRT in destroying tumors, measured across a broad range of cell lines, (2) evaluating combinational treatments with standard of care / FDA approved therapies such as chemotherapy and antiangiogenic agents, and (3) evaluating the immunostimulatory potential of the Alpha DaRT and optimizing the combination of Alpha DaRT and immunotherapy. Pre-clinical research, including both in vitro and in vivo experiments as well as physical, biological and computational modeling of the diffusion or biokinetic properties of Alpha DaRT, have led to the publication of 21 articles in peer-reviewed journals.

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

In vitro studies were performed to evaluate the impact of alpha particles on tumor cell viability. Cell lines investigated in vitro included squamous cell, lung, colon, prostate, breast, pancreatic and cervical carcinomas, glioblastoma and melanoma. All cell lines were sensitive to alpha particles (typically dying within days after exposure), with a mean lethal dose in the range 0.7-1.5 Gy. In vivo studies using various tumor types were consistent with the in vitro findings and showed that Alpha DaRT sources destroyed tumors and achieved a high degree of local control.

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

Alpha DaRT
Sealed Alpha DaRT
Inert wire
Mean tumor volume (mm^3)
5,000
4,000
3,000
2,000
1,000
0
0
2
7
9
14
16
21
24
28
Time After Treatment (days)

Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The extent of the tumor killing varied between tumor types and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the cancer cells to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. The figure below compares the growth of tumors in groups of mice who received a Radium-224-loaded Alpha DaRT vs. an inert wire (control), in athymic mice bearing colonic HCT15 (A), prostatic PC3 (B) or glioblastoma U87 (C) tumors, as well as representative mice in the HCT15 group treated with a Radium-224-loaded Alpha DaRT (D) and an inert source (E).

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
Inert
Inert + Cisplatin
Alpha DaRT
Alpha DaRT + Cisplain
Tumor Volume (mm³)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
0
5
10
15
20
25
30
35
Time (days)
(B)
Inert
Inert + Cisplatin
Alpha DaRT
Alpha DaRT + Cisplatin
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

(A)
Inert
Alpha DaRT
TMZ
Alpha DaRT + TMZ
TMZ Regimen
Tumor Volume (mm³)
Time After Alpha DaRT Insertion (days)
0
100
200
300
400
500
600
700
0
5
10
15
20
25
30
35

(B)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Survival
0
5
10
15
20
25
30
35
40
45
Time After Alpha DaRT Insertion (days)
Inert
Alpha DaRT
TMZ
Alpha DaRT + TMZ
*

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

GBM-bearing mice were also treated with Alpha DART in combination with the anti-angiogenic agent Avastin (bevacizumab), where Avastin was injected 3 times per week for 3 weeks from day 5 after insertion of the Alpha DaRT. The combination treatment prevented tumor regrowth following treatment, and tumor size was stable for a longer period than in either of the treatments alone. Additionally, in the mice treated with the combination or with Alpha DaRT, 4 of 14 or 3 of 13 mice, respectively, saw their tumors disappear completely without late relapse, potentially indicating an ability to prevent GBM recurrence. We are investigating a hypothesis that this effect may be mediated by the Avastin-induced changes in the tumor vasculature that may affect alpha particle dispersion in the tumor or leakage rate.

Avastin Regimen
Alpha DaRT + Avastin
Alpha DaRT + IgG
Inert + IgG
Inert + Avastin
Tumor Volume (mm3)
1,600
1,400
1,200
1,000
800
600
400
200
0
0
5
10
15
20
25
30
35
40
45
50
Time After Alpha DaRT Insertion (days)

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

Irradiation
Lymphatic vessel
Tumor cells
APC
Naive T cell
Abscopal tumor cells
Lymphatic node
Activated T cells
Tumor antigen
MHC I
T cell receptor
CD80/86
CD28
CTLA-4
PD-1
PD-L1
Anti-CTLA-4
Anti-PD-1
Anti-PD-L1

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

A
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Tumor Take
0
5
10
15
20
25
30
35
40
Time Post Challenge Inoculation (days)
Alpha DaRT
Inert
Naïve

B
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Survival
0
50
100
150
200
Time Post Challenge Inoculation (days)
Alpha DaRT
Inert
Naïve

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

Alpha Dart + CpG
Inert + CpG
Alpha DaRT + PBS
Inert + PBS
Tumor Volume (mm3)
300
250
200
150
100
50
0
0
10
20
30
40
50
60
Time Post Treatment (days)

In addition, as seen in the figures below, the combination of sildenafil (A) or cyclophosphamide (B) with Alpha DaRT, led to greater tumor growth inhibition compared to any of the monotherapy groups.

Alpha DaRT + Sildenafil
Alpha DaRT
Inert + Sildenafil
Inert
(A)
1,250
1,000
750
500
250
0
Local Tumor Volume (mm³)
0
10
20
30
40
50
Time After Alpha DaRT Insertion (days)
Day -8
Sildenafil 0.33mg/ml
Day 34

Alpha DaRT + Cyclophosphamide
Alpha DaRT + PBS
Inert + Cyclophosphamide
Inert + PBS
(B)
Local Tumor Volume (mm³)
1,250
1,000
750
500
250
0
0
20
40
60
80
Time After Alpha DaRT Insertion (days)
125 mg/kg Cyclophosphamide
on days -1 and 7

As can be seen in the figure below showing survival curves for the different groups, the combination of cyclophosphamide, sildenafil, CpG and Alpha DaRT led to 51% long-term tumor rejection of the CT26 bearing mice, while the combination of cyclophosphamide, sildenafil, CpG and an inert source in lieu of Alpha DaRT mostly led to tumor recurrence.

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Tumor Bearing Mice
0
10
20
30
40
50
60
70
80
90
100
Time Post Inoculation (days)
Alpha DaRT
Alpha DaRT + CpG + Sildenafil + Cyclophosphamide
Inert + CpG + Sildenafil + Cyclophosphamide

In addition, as shown in the figure below, when repeating the previously described challenge tests four months after a previous treatment, the previous treatment that included Alpha DART and immunomodulation (CpG, cyclophosphamide and sildenafil) led to the most meaningful tumor inhibition.

Naïve
Inert + CpG + Cyclophosphamide + Sildenafil
Alpha DaRT + CpG + Cyclophosphamide + Sildenafil
Tumor Volume (mm3)
1,400
1,200
1,000
800
600
400
200
0
0
3
6
9
12
15
18
21
24
27
Time Post Re-Inoculation (days)

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

Alpha DaRT
Inert
Alpha DaRT + PolyIC-PEI + Cyclophosphamide
Inert + PolyIC-PEI + Cyclophosphamide
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Survival
0
50
100
150
200
Time Post Alpha DaRT (days)

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

Recent data supports this hypothesis, shown in the figure below, in mice bearing SCC tumors which were treated with the Alpha DaRT, and then a PD1 inhibitor was injected 4 times from day 2 to day 12 after Alpha DaRT treatment. Alpha DaRT demonstrated the potential to increase the response of tumors otherwise unresponsive to a PD-1 inhibitor, where the tumor growth of SCC tumors in mice was meaningfully inhibited in mice that received both the Alpha DaRT as well as a PD-1 inhibitor, as compared to mice that received either the Alpha DaRT or the PD-1 inhibitor alone. Whereas anti-PD-1 therapy did not affect tumor progression on its own, adding anti-PD-1 therapy to Alpha DART further increased the growth retardation induced by Alpha DaRT, suggesting that Alpha DART may induce responsiveness to anti-PD-1 therapy.

Anti-PD1 Regimen
Inert
Anti-PD1
Alpha DaRT
Alpha DaRT + Anti-PD1
Avg. Tumor Volume Fold Change
45
40
35
30
25
20
15
10
5
1
0
5
10
15
20
25
30
35
40
45
50
Time After Alpha DaRT Insertion (days)

Furthermore, as shown below both graphically and in representative immunohistochemistry cryo-sections, it was observed that the density of tumor-infiltrating lymphocytes (CD3+ TILs) in the tumor, which is often used to define a “hot tumor” and as a predictor for treatment response, is higher in the combination treatment relative to anti-PD-1 alone, further suggesting that Alpha DART may activate T-cell function when used with anti-PD-1 therapy.

Alpha DaRT + anti PD-1	DaRT + anti PD-1

Similar effects were seen with respect to the density of the lymphocyte effector sub population (CD8+ TILs) and Granzyme B, a serine protease most commonly found in the granules of natural killer cells and cytotoxic T cells, as seen in the figures below.

Granzyme B
n GrmB + cells /mm2
20
15
10
5
0
Inert
DaRT
aPD-1
Combo

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

For the temporary implantation of sources into superficial tumors, we have developed the following three categories of applicators:

●	Alpha DaRT Needle Applicator – a rigid, hypodermic needle designed in various lengths. In this applicator, the sources are affixed to a biocompatible suture and loaded inside the needle;

●	Alpha DaRT Flex Applicator – designed for difficult geometry insertions. This applicator is in the form of a flexible (Kapton) tube, wherein the sources are strung upon a biocompatible suture and loaded inside the tube. The Flex Applicator is designed to be used in conjunction with a rigid hypodermic needle, which may be straight or curved, depending upon the specific geometry of the patient’s tumor and the physician’s preference; and

●	Alpha DaRT Template Applicator – designed to be used together with a custom-fitted 3D-printed template molded to the patient’s tumor. The template is used as a guiding channel for rigid hypodermic needles. The sources are attached to a stainless-steel wire and loaded inside the needle. This applicator is designated for deeper tumors.

All of the foregoing applicators are designed to be supplied preloaded, sealed and ready for immediate use in the procedure room.

We have also developed a number of applicators for implantation of sources into tumors inside the body:

●	Alpha DaRT Plant Applicator – designed for percutaneous delivery (delivery through the skin) to tumors located in organs such prostate and liver. This applicator is designed to be preloaded with the radioactive sources in accordance with a specific treatment plan.

●	Alpha DaRT Scope Applicator – designed to be attached to an existing endoscope or bronchoscope for endoscopic delivery to tumors located in the upper and peripheral lungs. This applicator is also preloaded with the radioactive sources.

●	Loading Device – designed to be fitted to existing needles such as standard FNA needles, for the administration of Alpha DaRT to GI organs such as the pancreas. While our other applicators come preloaded and ready for deployment, the Loading Device is designed to allow the clinician to load the radioactive sources into the delivery device, such as the FNA needle, in the procedure room in the course of treatment, to select how many sources to deliver into the treatment area.

●	Radial Applicator – designed to be fitted to existing stereotactic biopsy needles, for the administration of Alpha DaRT to the brain and potentially for other organs as well. This applicator is designed to be adapted to specific constraints in the brain, including minimizing movement in the brain when deploying Alpha DaRT sources in a circular pattern. Our goal is to ensure that such adaptor is appropriately sterilized and does not release any undesired radioactivity into the brain.

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

Under a collaboration agreement signed in August 2022 with MIM Software Inc. (“MIM”) we collaborate with MIM on the use of MIM’s radiation treatment planning software suite, including MIM Symphony and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to be made by us to MIM in the future upon further development of MIM’s software and integration with the Alpha DaRT in new geographies or sites or with additional features, and upon commercial sales of the Alpha DaRT bundled with MIM software.

Our Manufacturing and Supply Infrastructure

The Alpha DaRT technology utilizes sources enriched with Radium-224, a radioactive material with a half-life of only 3.7 days. As each treatment requires a different number of sources and applicators tailored for the specific patient, a reliable and timely delivery of the personalized Alpha DaRT kit to the hospital is required. We therefore plan to develop production sites in key regions around the world. We have already built two sites in the United States and Israel, have started the planning process for a site in Japan, and anticipate that we may build another facility in Europe. Our global manufacturing plan is designed to ensure a sufficient supply of radioactive sources with fast and cost-efficient delivery to our core markets.

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

We currently operate two manufacturing plants. One, located in Jerusalem, Israel, is currently operational while capacity is continuously being added, and we estimate it will contain sufficient capacity for approximately 400,000 sources when at full capacity. Our second facility, in Lawrence, Massachusetts, was completed in 2020 and began producing Thorium-228 generators at the start of 2021, and is currently being expanded to support on-site Alpha DaRT production as well. We estimate that the facility will have sufficient capacity for production of approximately 125,000 sources per year when operating near full capacity. We have also entered into a lease for a building in Togane, Japan where we hope to construct a facility of a similar size as our Jerusalem facility at scale. The modular nature of our manufacturing capacity allows us to initiate manufacturing more swiftly and then scale up to full capacity over time. We believe these facilities will enable us to maintain sufficient quantities of Thorium-228 securely, to safely produce and capture radium from thorium’s alpha decay, to affix the radium onto the sources, and to ship the sources with their suitable applicator(s) to various destinations efficiently.

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

After the radium is collected, each source is thermally treated or coated with a polymer to embed the radium securely on the outermost layers of the metallic matrix of the source, while allowing the Radon-220 and subsequent daughter atoms to desorb, or detach from the source and enter the tumor. Each Alpha DaRT source is individually measured to determine the overall Radium-224 activity on it and the desorption probability of Radon-220, to calculate how much Radon-220 will diffuse into the tumor. It is then placed in an applicator to fit the prescribed treatment profile.

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

Alpha DaRT sources are prepared upon receiving an order from the clinician and are designed specifically for the treatment of an individual patient; specifically, the number of active sources in each applicator is made to order to match the prescribed treatment plan. Supply of the Alpha DaRT sources is carefully coordinated to account for a usable window up to 24 hours after receipt of the Alpha DaRT sources by the hospital, accounting for the natural decay of the Radium-224 during shipment and intake. Pursuant to the United Nations guidance regarding the transport of radioactive materials, the Alpha DaRT sources do not require special handling or protective gear in transit and can be shipped in Excepted Packages, which are used to transport material with extremely low levels of radioactivity, by standard courier. Prior to shipment, our clinical operations team ensures that all relevant clinicians undergo sufficient training as to proper handling, storage, and disposal of the Alpha DaRT sources.

Our Commercialization Strategies

We have yet to commercialize in any geographical market, even though we presently have received marketing approval in Israel for the treatment of squamous cell carcinoma of the skin or oral cavity using the Alpha DaRT, and expect that our existing clinical trials, if completed successfully, may be sufficient to satisfy the regulatory requirements for marketing authorization in the United States, Europe and Japan. As we believe that the Alpha DaRT technology has the potential address the majority of solid tumors, including in potential combination with immunotherapies, we are focused on evaluating that potential in these various tumors by conducting clinical trials across multiple indications, to be incorporated into a future plan of commercial launch, sequencing and pricing if we obtain marketing authorization(s) in the future. We aim to generate clinical and healthcare economic data to support marketing authorization and third-party payor coverage and reimbursement in the United States, which we see as our primary market, and we anticipate seeking to commercialize initially in the United States before other markets, including Israel, notwithstanding our existing marketing approval in Israel.

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

There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer AG, or Bayer, Novartis AG, Fusion Pharmaceuticals Inc., RayzeBio, Inc., Actinium Pharmaceuticals, Inc., RadioMedix, Inc., Orano SA and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including Radium-223, Actinium-225 and Thorium-227. The first and only approved alpha particle-based therapy is Bayer’s Xofigo, a salt of Radium-223 that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer.

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

Our Intellectual Property

As of December 31, 2022, our patent portfolio included 88 issued patents, and 122 pending patent applications including two allowed patent applications.

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

We have four issued patents and 11 pending patent applications, relating to the use of a polymer allowing daughter atoms to escape the source and penetrate the tumor where they emit alpha particles by diffusion. This increases the percentage of daughter radionuclides that reach the tumor. Four patents have been issued in the U.S., Australia, South Africa, and Russia. The foregoing patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, African Regional Intellectual Property Organization (ARIPO), Mexico, India, Hong Kong, and Singapore. These patents or patents issuing from the pending applications will begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents and 12 pending patent applications, relating to the potential controlled release of a certain amount of Radium-224 from the Alpha DaRT source into the tumor. Two patents have been issued in Australia and South Africa. 12 of these patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, Russia, ARIPO, Mexico, India, Hong Kong, and Singapore. Patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents and 15 pending patent applications, relating to a number of our applicators and other accessories that are used in the Alpha DaRT source itself or in its delivery. Two patents have been issued in Australia and South Africa. Two of these patent applications have been allowed in Australia, and 13 of these patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, Russia, ARIPO, Mexico, India, Hong Kong, Singapore, South Africa and Australia. Patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 10 pending patent applications relating to a therapeutic substance administered to a tumor as a medicant, which triggers cytoplasmatic sensors to the presence of an intracellular pathogen, followed by intratumoral Alpha DaRT thereafter. The foregoing patent applications are pending in the U.S., Europe, Japan, China, Canada, Australia, Korea, Singapore, Russia, and Hong Kong. Patents issuing from these patent applications begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have a total of 17 PCT applications, 17 U.S. applications, including two provisional applications, and 37 applications in other countries, which relate to other potential approaches for our products, including other potential approaches for our product candidates. Patents issuing from these applications will begin to expire in 2040, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

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

Since our incorporation, we have received grants from the IIA relating to various projects, of both royalty-bearing and non-royalty-bearing varieties. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA at December 31, 2022, including grants received by the Company, grants assumed from Althera Medical Ltd. and the associated interest accrued on all such grants, including the interest accrued through, amounts to approximately $5.79 million, of royalty-bearing grants. In addition, through December 31, 2022, we received IIA participation payments in the aggregate amount of $1,576 thousand under non-royalty-bearing programs from the IIA.

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

510(k) Clearance marketing pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2023, the standard user fee for a 510(k) premarket notification application is $19,870.

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

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible.

PMA approval pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2022 includes a standard application fee of $441,547.

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

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests are subject to the payment of user fees, which for fiscal year 2021, includes a standard fee of $132,464.

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

Regulation of Medical Devices in the European Union

In the European Union, or EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or the EU Medical Devices Directive, which has been repealed and replaced by Regulation (EU) No 2017/745, or the EU Medical Devices Regulation. Unlike directives, regulations are directly applicable in all EU member states without the need for member states to implement into national law.

In the EU, there is currently no premarket government review of medical devices. However, all medical devices placed on the EU market must meet general safety and performance requirements, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

Compliance with the general safety and performance requirements is a prerequisite for European conformity marking, or CE mark, without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low-risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, serious incidents and Field Safety Corrective Actions, or FSCAs, must be reported to the relevant authorities of the EU member states. Manufacturers are required to take FSCAs defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Brexit

Since January 1, 2021, the MHRA has become the sovereign regulatory authority responsible for Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the United Kingdom’s, or UK’s, withdrawal from the EU, or Brexit, transitional period on January 1, 2021, new regulations require all medical devices to be registered with the MHRA before being placed on the Great Britain market. From January 1, 2022, manufacturers based outside the UK need to appoint a UK responsible person that has a registered place of business in the UK to register devices with the MHRA.

On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. MHRA seeks to amend the UK Medical Devices Regulations 2002 (which are based on EU legislation, primarily the EU Medical Devices Directive and the EU In Vitro Diagnostic Medical Devices Directive), in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform IVD regulation and foster sustainability through the reuse and remanufacture of medical devices. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but have recently been postponed to July 2024. Devices bearing CE marks issued by EU notified bodies under the EU Medical Devices Regulation or EU Medical Devices Directive are now subject to transitional arrangements. In its consultation response, the MHRA indicated that the future UK regulations will allow devices certified under the EU Medical Devices Regulation to be placed on the market in Great Britain under the CE mark until either the certificate expires or for five years after the new regulations take effect, whichever is sooner. Devices certified under the EU Medical Devices Directive could continue to be placed on the market until either the certificate expires or for three years after the new regulations take effect, whichever is sooner.

Following these transitional periods, all medical devices will required a UK Conformity Assessed, or UKCA, mark in order to be placed on the market in Great Britain. Manufacturers may choose to use the UKCA mark on a voluntary basis prior to entry of the new regulations on July 1, 2024. However, from July 2024, products which do not have existing and valid certification under the EU Medical Devices Directive or EU Medical Devices Regulation and are therefore not subject to the transitional arrangements will be required to carry the UKCA mark if they are to be sold into the market in Great Britain. UKCA marking will not be recognized in the EU.

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

Under the terms of the Northern Ireland Protocol, Northern Ireland follows EU rules on medical devices and devices marketed in Northern Ireland require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a ‘UKNI’ mark is applied and the device may only be placed on the market in Northern Ireland and not the EU.

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

Post-marketing surveillance and “data exclusivity”

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state, federal and foreign healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

For instance, on December 13, 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once the Regulation becomes applicable, it will have a phased implementation depending on the concerned products. This regulation intends to boost cooperation among EU member states in assessing health technologies, including some medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

C.	Organizational Structure

Alpha Tau Medical Ltd. was incorporated in 2015 under the Israel Companies Law of the State of Israel and commenced operations on that date.

We have three wholly-owned subsidiaries: Alpha Tau Medical, Inc., which is incorporated in the United States, Alpha Tau Medical Canada, which is incorporated under the laws of Canada, and Alpha Tau Medical KK, which is incorporated under the laws of Japan.

D.	Property, Plants and Equipment

Our principal facilities are located in Jerusalem, Israel and consist of approximately 2,600 square meters (approximately 28,000 square feet) of leased office space and a manufacturing facility. These facilities currently accommodate our principal executive offices, research and development, account management, marketing, design, business development, finance, and other administrative activities. Of our total 100 employees as of December 31, 2022, 90 are located in Israel. The lease for these facilities expires in May 2035.

As of December 31, 2022, we also lease offices in Lawrence, MA, USA and Togane, Japan. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. We have also constructed our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel, which has received the necessary certifications to initiate pre-clinical studies, to further enhance our capabilities of exploring potential combination therapies with Alpha DaRT.

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

Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We have evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT, and that marketing approval is currently in a renewal process. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe.

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

We were incorporated in Israel in 2015 and our headquarters is located in Jerusalem, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, acquiring and building our intellectual property portfolio and conducting research and development activities, including pre-clinical studies and clinical trials, for our Alpha DaRT technology. We do not have any products approved for sale in the United States and have not generated any revenue from product sales. To date, we have funded our operations primarily through private placements of ordinary and convertible preferred shares and funding from government contracts. From inception through December 31, 2022, we have raised an aggregate of $185,650 to fund our operations, of which $57,911 were gross proceeds from sales of our convertible preferred shares, $121,483 were gross proceeds from the issuance of ordinary shares and $6,256 were gross proceeds from government grants.

We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $27,271 and 33,762 for the years ended December 31, 2021 and December 31, 2022, respectively. As of December 31, 2022, we had an accumulated deficit of $86,602. We anticipate that our expenses will increase significantly as we:

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

We do not expect to generate revenue from product sales unless and until we successfully complete clinical development and obtain further regulatory approvals for our Alpha DaRT technology. If we obtain regulatory approval for our Alpha DaRT technology or any other product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed.

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

As of December 31, 2022, we had cash and cash equivalents, restricted cash and short-term deposits totaling $105,380. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based these estimates on assumptions that may prove to be imprecise, and we may use our available capital resources sooner than we currently expect. See “Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development of our Alpha DaRT technology and any future product candidates, and because the extent to which we may enter into collaborations with third parties for product development is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our Alpha DaRT technology or any future potential product candidates.

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

Business Combination

On July 7, 2021, we entered into the Merger Agreement with HCCC and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into HCCC, with HCCC surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on March 7, 2022 (the “Closing Date”), HCCC became our wholly owned subsidiary. In July 2022, we took the necessary actions to dissolve HCCC.

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

To date, our vendors have been able to continue to provide services and supply materials and products, and currently do not anticipate any disruption in services or interruptions in supply. However, we are continuing to assess the potential impact of the COVID-19 pandemic on our business and operations, including our expenses, and our ability to hire and retain employees.

For additional information on the various risks posed by the COVID-19 pandemic, please read the section entitled “Risk Factors” in this Annual Report.

Basis of presentation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all dollar amounts are presented in thousands.

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

Our external research and development expenses consist primarily of costs such as fees paid to consultants, clinical sites, contractors and CROs in connection with our preclinical and clinical development activities.

Because the bulk of our research and development expenses are for internal personnel or for manufacture of our Alpha DaRT for use across our clinical trials and pre-clinical studies, and the majority of our clinical trials and pre-clinical studies are led internally rather than using external CROs, we are unable to allocate our research and development expenses on a program-by-program basis.

Grants from the IIA are offset against research and development costs at the later of when grant receipt is assured or the expenses are incurred.

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

The successful development of our Alpha DaRT technology and other potential future product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of these product candidates. We are also unable to predict when, if ever, we will generate revenue and material net cash inflows from the commercialization and sale of any of our product candidates for which we have obtained or may obtain marketing approval. We may never succeed in achieving further regulatory approvals for any of our product candidates. The duration, costs and timing of preclinical studies, clinical trials and development of our product candidates will depend on a variety of factors, including:

●	successful completion of clinical trials with safety, tolerability and efficacy profiles for our Alpha DaRT technology and any potential future product candidates that are satisfactory to the FDA or any comparable foreign regulatory authority;

●	approval of IDEs or comparable applications for Alpha DaRT technology and any potential future product candidate to commence planned or future clinical trials in the United States or foreign countries;

●	significant and changing government regulation and regulatory guidance;

●	timing and receipt of marketing approvals from applicable regulatory authorities;

●	successful construction of additional manufacturing facilities, or establishing arrangements with contract manufacturing organizations, or CMOs, for third-party clinical and commercial manufacturing, to obtain sufficient supply of our product candidates;

●	obtaining and maintaining patent and other intellectual property protection and regulatory exclusivity for our product candidates;

●	commercializing our Alpha DaRT technology and any potential future product candidate, if and when further approved, whether alone or in collaboration with others;

●	acceptance of the product, if and when approved, by patients, the medical community and third-party payors;

●	competition with other therapies; and

●	maintenance of a continued acceptable safety profile of Alpha DaRT technology and any potential future product candidate following approval.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including share-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, consulting, investor and public relations, accounting, auditing, tax services and insurance costs.

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

Additionally, we expect to continue to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission (“SEC”) requirements, director and officer insurance costs, and investor and public relations costs.

Financial (income) expenses, net

Financial (income) expenses, net, primarily consists of non-cash interest expense incurred on remeasurement of warrants, foreign currency translation, bank charges and interest, and interest income earned on our cash and cash equivalents.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021	2022	Change	% Change
Operating expenses:
Research and development, net	$11,447	$20,890	$9,443	82.5%
Marketing	482	974	492	102.1
General and administrative	1,861	10,272	8,411	452.0
Total operating expenses	$13,790	$32,136	$18,346	133.0%
Loss from operations:
Financial expense, net	13,474	1,606	(11,868)	(88.1)
Loss before taxes on income	27,264	33,742	6,478	23.8
Tax on income	7	20	13	185.7
Net loss	$27,271	$33,762	$6,491	23.8%

Comparison of the Year Ended December 31, 2021 and 2022

Research and development, net

Research and development, net increased by $9,443 from $11,447 for the year ended December 31, 2021 to $20,890 for the year ended December 31, 2022. The increase in research and development expense was primarily attributable to increased employee compensation and benefits, including share-based compensation, increased operating costs, and increased pre-clinical study and clinical trial expenses particularly in preparation for our U.S. multi-center pivotal trial, with a smaller offset through government grants from the Israel Innovation Authority.

Marketing expenses

Marketing expense increased by $492 from $482 for the year ended December 31, 2021 to $974 for the year ended December 31, 2022. The increase in marketing expenses was primarily attributable to increased employee compensation and benefits, including share-based compensation and the hiring of our chief commercial officer.

General and administrative

General and administrative increased by $8,411 from $1,861 for the year ended December 31, 2021 to $10,272 for the year ended December 31, 2022. The increase in general and administrative expenses was primarily due to increased professional fees (including D&O insurance), increased employee compensation and benefits, including share-based compensation, and costs associated with our financing transaction in the first quarter of 2022.

Financial expense, net

Financial expense, net decreased $11,868 from $13,474 for the year ended December 31, 2021 to $1,606 for the year ended December 31, 2022. The decrease was primarily attributable to revaluation of warrants, an increase in interest from bank deposits, finance income from lease liabilities and changes in foreign exchange rates.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through December 31, 2022 primarily through gross proceeds of $57,911 from sales of our convertible preferred shares, $121,483 from the issuance of ordinary shares and $6,256 from government grants. The following table provides information regarding our total cash and cash equivalents, restricted cash and short-term deposits for the periods presented:

	As of December 31,
	2021	2022
Cash and cash equivalents	$23,236	$5,836
Restricted cash	618	850
Short-term deposits	8,080	98,694
	$31,934	$105,380

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Years Ended December 31,
	2021	2022
Net cash used in operating activities	$(11,812)	$(23,878)
Net cash provided by (used in) investing activities	19,273	(89,936)
Net cash provided by financing activities	111	96,904
Effect of exchange rate changes on cash, cash equivalents and restricted cash	108	(258)
Increase (decrease) in cash, cash equivalents and restricted cash	$7,680	$(17,168)

Net cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $11,812 for the year ended December 31, 2021, compared to $23,878 for the year ended December 31, 2022. The increase of $12,067 was primarily attributable to an increase in net loss of $6,491 and a decrease of $9,469 in the add-back of the change in fair value of Warrants liabilities, offset by a $5,936 increase in the add-back of share based compensation.

Net cash provided from/ used in investing activities

Net cash provided by investing activities was $19,273 for the year ended December 31, 2021 compared to net cash used by investing activities of $89,936 for the year ended December 31, 2022. The increase in cash used by investing activities of $109,209 was primarily attributable to a $113,055 increase in investments into bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $111 for the year ended December 31, 2021 compared to $96,904 for the year ended December 31, 2022. The increase of $96,794 was primarily attributable to the $93,543 net proceeds of the SPAC merger and concurrent PIPE financing in March 2022.

Effect of exchange rate changes on cash, cash equivalents and restricted cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was an increase of $108 for the year ended December 31, 2021 compared to a decrease of $258 for the year ended December 31, 2022. The decrease of $366 was primarily attributable to changes in the exchange rate between the U.S. Dollar and the Israeli NIS.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development for, initiate later stage clinical trials for, and seek further marketing approvals for, our Alpha DaRT technology and other potential future product candidates. In addition, if we obtain further marketing approvals for our Alpha DaRT technology and other potential future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the costs of conducting future clinical trials of our Alpha DaRT technology;

●	the costs of manufacturing additional supply for one or more clinical trials of our Alpha DaRT technology and potential future clinical studies we might conduct for other future product candidates;

●	the costs of scaling up our manufacturing process and supply chain capacity to provide sufficient quantities of Alpha DaRT for the potential commercialization of Alpha DaRT if our clinical development program is successful and we obtain further marketing approvals;

●	the scope, progress, results and costs of discovery, preclinical development, laboratory testing and clinical trials for other potential product candidates we may develop, if any;

●	the costs, timing and outcome of regulatory review of our Alpha DaRT technology and other potential future product candidates;

●	our ability to establish and maintain collaborations on favorable terms, if at all;

●	the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements we might have at such time;

●	the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

●	the amount of revenue, if any, received from commercial sales of our Alpha DaRT technology and other potential future product candidates, should any of our product candidates receive further marketing approvals;

●	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities; and

●	the costs of operating as a public company.

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

Contractual Obligations and Commitments

The following table summarizes our significant and non-cancellable contractual obligations as of payment due date by period at December 31, 2022:

	Payments Due by Period Ended December 31,
	Total	2023	2024	2025	2026	Thereafter
Operating leases (facilities and motor vehicles)	$6,973	$688	$613	$568	$571	$4,533
Total	$6,973	$688	$613	$568	$571	$4,533

We have received royalty-bearing grants from the IIA to finance our research and development programs in Israel, through which we received IIA participation payments in the aggregate amount of $5,155 through December 31, 2022. In return, we are committed to pay IIA royalties at a rate of 3-3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2022, no royalties have been paid or accrued. In addition, under the intellectual property purchase agreement with Althera, we assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest at LIBOR rate). Our liability to the IIA at December 31, 2022, including royalty-bearing grants we received, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $5,794.

Under the February 2, 2016 intellectual property purchase agreement with Althera, we are obligated to pay Althera a fixed rate of 2% (plus VAT) of our future gross revenues (as defined in the agreement) that are derived from the purchased intellectual property, up to a maximum amount of $1,500 (plus VAT), in the aggregate, with the potential to set off against certain payments made by us to the IIA.

We also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which we are obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of our products (as defined in the agreement) by us and our affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to us, on a country-by-country, product-by-product basis. We are also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of our products sold by our licensees in a given year) on any royalties or revenues received by us from our licensees.

Under an Operations Partner Agreement between us and services provider HekaBio K.K. of May 21, 2019, we make certain payments to HekaBio K.K. in exchange for consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, if HekaBio K.K. successfully assists us in obtaining regulatory marketing approval of our products in Japan, then we are to grant to HekaBio K.K. options to acquire 271,588 of our Ordinary shares at a price of $4.42 each, and to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by us from distribution receipts (as defined in the agreement) for such products in Japan.

On November 18, 2018 and July 29, 2019, we entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein we will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including us), and BGN will receive 0.75% royalties on all sales of our alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that we will continue to conduct research at Ben Gurion University for as long as the researchers wish to, and the parties have agreed on a research budget in good faith.

On December 1, 2020, we entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in our net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of our net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

On August 16, 2022, we entered into a collaboration agreement with MIM Software, Inc. (“MIM”) to provide treatment planning software for clinical sites using the Alpha DaRT therapy. Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony® and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to MIM to be agreed between the parties upon initiating certain workstreams, as well as payments to MIM upon commercial sale of the Alpha DaRT bundled with MIM’s software products.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2021 and 2022, our cash equivalents consisted of interest-bearing checking accounts and deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term nature and the low risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents or on our financial position or results of operations.

We operate primarily in Israel and the majority of our expenses are denominated in NIS. We are subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to our foreign currency exposures for the years ended December 31, 2021 and 2022, a 10% unfavorable movement in foreign currency exchange rates would have increased our operating expenses by approximately 7.4% and 6.4%, respectively.

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

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company we intend to rely on certain of these exemptions, including exemptions from the requirement to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) December 31, 2027.

C.	Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Item 4.B” above and the “Key Information —Risk Factors —Risks Related To Our Incorporation and Location In Israel” in Item 3.D above.

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

E.	Critical Accounting Estimates

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

Share-Based Compensation

We account for share based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. We recognize compensation expenses for the value of our awards granted based on the straight-line attribution method over the requisite service period of each of the awards. We recognize forfeitures of awards as they occur.

For graded vesting awards with no market or performance conditions, we recognize the related share-based compensation expense on a straight-line basis over the requisite service period of the awards. For awards with performance conditions the share-based compensation expense is recognized if and when we conclude that it is probable that the performance condition will be achieved and where the performance condition awards include graded vesting, the share-based compensation expense is recognized based on the accelerated method. We reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on our probability assessment.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our option awards. The option-pricing model requires a number of assumptions, of which the most significant are the share price, volatility and the expected option term.

These assumptions and estimates were determined as follows:

1)	Expected term - The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

2)	Expected volatility - Since we have a limited trading history of our Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the implied volatility of our publicly traded warrants as well as the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the option’s expected term.

3)	Risk-free interest rate - We determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

4)	Expected dividend yield – We do not anticipate paying any dividends in the foreseeable future. Thus, we used 0% as our expected dividend yield.

5)	Fair value of Ordinary shares – Our Ordinary shares have a limited history of being publicly traded. Prior to the consummation of the Merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.

Warrants to Purchase Convertible Preferred Shares

Our Warrants to purchase our Convertible Preferred shares were considered a “freestanding financial instrument” pursuant to ASC 480. The Warrants were classified as a liability on the balance sheet, initially and subsequently measured at fair value through earnings, as the underlying shares are contingently redeemable (upon a deemed liquidation event, which is not under our control) and, therefore, embody an obligation that is indexed to an obligation to repurchase our shares by transferring assets. The change in fair value of the Warrants was recognized as a component of financial expenses, net, in the statements of operation.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2023:

Name	Age	Position
Executive Officers
Uzi Sofer	53	Chief Executive Officer and Chairman
Raphi Levy	38	Chief Financial Officer
Prof. Itzhak Kelson	83	Chief Physics Officer
Prof. Yona Keisari	76	Chief Scientific Officer
Robert Den, M.D	44	Chief Medical Officer
Amnon Gat	48	Chief Operations Officer
Ronen Segal	51	Chief Technology Officer
Peter Melnyk	61	Chief Commercial Officer
Directors
Michael Avruch	53	Director
Ruth Alon(1)(4)	71	Director
S. Morry Blumenfeld, Ph.D(2)(3)(4)	85	Director
Meir Jakobsohn(2)(3)(4)	54	Director
Alan Adler(1)(4)	82	Director
David M. Milch, M.D(1)(2)(3)(4)	68	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and governance committee

(4)	Independent director under the rules of Nasdaq

Executive Officers

Uzi Sofer has served as our Chief Executive Officer and as chairman of our board of directors since our founding in 2015. Prior to that, Mr. Sofer was the co-founder, Chief Executive Officer and director of Brainsway Ltd. (NASDAQ: BWAY), an Israeli medical device company, from 2003 until his retirement in 2014, and also served as its acting Chief Financial Officer from its inception until 2010. Mr. Sofer has served as Chief Executive Officer, Chief Financial Officer, and chairman of various private and public companies for the past two decades. From 2001 until 2010, Mr. Sofer served as both chairman of the board and Chief Financial Officer of Hofit Kibbutz Kinneret Ltd. (TASE:HOFI). From 2000 through 2002, he served as director and Chief Financial Officer of Magen David Taasiot Ltd. Mr. Sofer has a B.Sc. in Accounting and Information Systems from the Lev Institute (Jerusalem College of Technology). We believe that Mr. Sofer’s public company and industry experience qualify him to serve on our board of directors.

Raphi Levy has served as our Chief Financial Officer since 2019. Prior to joining us, Mr. Levy served in the Investment Banking Division at Goldman Sachs from 2006 until 2019 in New York and Tel Aviv, most recently serving as Executive Director in charge of healthcare banking in Israel. Mr. Levy holds a BS in Economics from the Wharton School of Business, University of Pennsylvania, and a BSE and MSE in Electrical Engineering from the School of Engineering and Applied Science, University of Pennsylvania.

Professor Itzhak Kelson has served as our Chief Physics Officer since 2016, and, together with Prof. Yona Keisari, co-invented the Alpha DaRT™ technology in 2003. In addition to his position with the Company, Prof. Kelson is Professor Emeritus and retired chairman of the Tel Aviv University School of Physics and Astronomy. In addition to his career as a tenured professor at Tel Aviv University, between 1963 and 1999, Prof. Kelson held research and teaching positions at multiple universities and institutions, including the Weizmann Institute, Yale University, University of California, Berkeley, University of Wisconsin, Brookhaven National Laboratory, Goethe University Frankfurt, Michigan State University, the Soreq Nuclear Research Center, University of Rochester, Rutgers University, University of Paris XI at Orsay, Saclay Nuclear Research Centre, the European Organization for Nuclear Research (CERN) and the University of British Columbia. Prof. Kelson holds an M.Sc. in Physics, Mathematics and Applied Mathematics and a Ph.D. in Physics (Nuclear Theory) from the Hebrew University of Jerusalem.

Professor Yona Keisari co-founded Alpha Tau and, together with Prof. Itzhak Kelson, invented the Alpha DaRTTM technology in 2003. Prof. Keisari served as our Chief Biological Officer from 2016 until 2019 and has served as Chief Scientific Officer since 2019. Prof. Keisari was a faculty member at the Department of Clinical Microbiology and Immunology, Faculty of Medicine, Tel Aviv University, Israel from 1979 until 2015, and served as Full Professor from 2002 until 2015, at which time he became Professor Emeritus. Prof. Keisari’s studies focus on the activation of systemic anti-tumor immune reactivity through in-situ destruction of solid cancers with Alpha DaRT™, and developing means to improved eradication of metastases. Prof. Keisari has co-authored 107 peer-reviewed scientific papers and is an editorial board member of nine journals. He co-founded and served as president of the Israeli Society for Cancer Research from 2013 until 2015 and has served as treasurer of The International Cancer Microenvironment Society since 2015. Prof. Keisari holds an M.Sc. in Microbiology and Immunology and a Ph.D. in Immunology from Tel Aviv University, and was a postdoctoral fellow at the National Cancer Institute of the NIH in Bethesda, MD.

Robert Den, MD has served as our Chief Medical Officer since 2019. Dr. Den specializes in radiation oncology and conducts innovative research across a broad variety of malignancies. From 2011 to 2015 and from 2015 to the present, Dr. Den has served as an assistant professor and an associate professor, respectively, at Jefferson University, where he has also served as a clinical practitioner since 2007. Dr. Den holds a B.S. in Chemistry from Yale University and an M.D. from Harvard Medical School.

Amnon Gat has served as our Chief Operations Officer since 2018, after having served as our VP of Marketing and Business Development and then VP of Operations between 2016 and 2018. Mr. Gat also served as a director of Alpha Tau Medical Canada from 2019 until 2021. Mr. Gat leads our operations in the United States and has over 20 years of experience in the medical device and healthcare industries. Prior to joining us, Mr. Gat held managerial positions in public and private companies, such as Brainsway Ltd. (NASDAQ: BWAY) from 2011 until 2015, OSG Optimal Strategix Group, Inc. from 2010 until 2011, and Truphatek International Ltd. from 2007 until 2009, and served as a senior paramedic in the Israeli national emergency services. Mr. Gat holds a BA from The Open University of Israel and an MBA in International Management and Marketing from the Interdisciplinary Center, Herzliya.

Ronen Segal has served as our Chief Technology Officer since 2019. Mr. Segal has served in a variety of senior managerial and technological development positions, including at Brainsway Ltd (NASDAQ: BWAY), where he served as Chief Technology Officer, Deputy CEO and Head of Business Development from 2010 until 2018, and co-founder and Vice President at WiTech Communications Ltd. from 2004 until 2010. Mr. Segal completed studies in 1994 toward a BSc in Electro-Optical Engineering and Applied Physics at the Jerusalem College of Technology.

Peter Melnyk has served as our Chief Commercial Officer since 2022, and previously served as a member of our board of directors from 2020 until 2022. From 2019 until 2021, Mr. Melnyk served as the chief executive officer of Fortovia Therapeutics, Inc., a commercial stage, pharmaceutical company focused on oncology supportive care products. From 2011 until 2017, Mr. Melnyk was chief commercial officer at NovoCure Limited (NASDAQ: NVCR), a cancer medical device company, where he built a global commercial platform and infrastructure to launch a new modality of anticancer technology. Mr. Melnyk was previously senior vice president for global sales and marketing at OSI Pharmaceuticals, Inc., a U.S. pharmaceutical company, where he led the global commercialization efforts for Tarceva, a chemotherapy drug, from 2003 to 2011. Prior to that, Mr. Melnyk was the executive director of oncology at Pharmacia Oncology from 2001 until 2003, until its acquisition by Pfizer, Inc. Mr. Melnyk also served in various capacities at Bristol-Myers Squibb Company from 1991 until 2001. Mr. Melnyk holds a B.Sc in Animal Science and M.Sc in reproductive endocrinology from McGill University.

Directors

Michael Avruch has served as a member of our board of directors since 2016. Mr. Avruch has served as chief executive officer, chief financial officer, and as a member of the board of directors of Sabor LTD (The Sabor Group Europe) since 1998 and Sabor Venture Capital Investments (VCI) LTD since 2017. Mr. Avruch has also served as chief executive officer and chief financial officer of Sabor Group USA since 2015. Mr. Avruch has experience in the real estate, services, and trade sectors in multiple countries in Europe and the USA. Mr. Avruch holds a B.A. in Management Accounting and Information Systems from the Jerusalem College of Technology and an MBA from Bar Ilan University. We believe Mr. Avruch’s financial and cross-border experience qualify him to serve on our board of directors.

Ruth Alon has served on our Board since March 2022. Ms. Alon is currently the founder and CEO of Medstrada. From 1997 and until September 24, 2016, Ms. Alon served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and Chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then-approximately 1,000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries (IATI), an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, R&D centers of multinational corporations and others. She currently serves on the boards of Vascular Biogenics Ltd (Nasdaq:VBLT), Moringa Acquisition Corp (NASDAQ:MACA), Treos Bio (privately held), Phoska BioPharma (privately held), Fibronostics (privately held), and Brainsgate (privately held) (as Chairperson). Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon’s financial and capital markets experience with healthcare companies qualify her to serve on our board of directors.

S. Morry Blumenfeld, Ph.D. has served as a member of our board of directors since 2016. Dr. Blumenfeld is President and CEO of Quescon Consultants Ltd, a medical device consulting company, as position he has held since 2012. Dr. Blumenfeld is also a Venture Partner for MedTech Investments at OurCrowd and is the Founding Partner of Meditech Advisors LLC, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after 34 years with the company, where he helped initiate both GE’s CT and MRI business lines as well as the initial use of MR guided Focused Ultrasound, now being used by Insightec. Currently, Dr. Blumenfeld serves on the board of directors of a number of private medical device and technology companies. Dr. Blumenfeld holds a B.A.Sc in Engineering Physics, an M.A. in Molecular Physics and a Ph.D. in Molecular Physics from the University of Toronto. We believe that Dr. Blumenfeld’s industry experience qualify him to serve on our board of directors.

Meir Jakobsohn has served as a member of our board of directors since 2016. In 1996, Mr. Jakobsohn founded Medison Pharma Limited, a global pharma company and one of the largest commercialization partners of biopharma companies, and he currently serves as its Chief Executive Officer and chairman of the board of directors. Mr. Jakobsohn has served on the board of directors of various public and private healthcare and technology companies. Mr. Jakobsohn holds a BA in Economics from Bar-Ilan University and an Executive MBA from Bradford University in the UK. We believe that Mr. Jakobsohn’s financial and industry experience qualify him to serve on our board of directors.

Alan Adler has served as a member of our board of directors since 2018. Mr. Adler served as a chairman of the board of directors and chief executive officer of Israeli-based Oridion Systems Ltd, from 2004 until the company was acquired by Medtronic plc, f/k/a Covidien (NYSE: MDT), in 2012. Prior to that, he gained over 14 years of experience as a principal at McKinsey & Company and, afterwards, as a senior partner at Evergreen Venture Partners, an Israeli venture capital group. Mr. Adler currently serves as a member of the board of directors of a number of private technology and life science companies. Mr. Adler holds a B.Sc. in Mathematics from Rensselaer Polytechnic Institute and an MBA with honors from Stanford University. We believe that Mr. Adler’s financial and industry experience qualify him to serve on our board of directors.

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

B.	Compensation

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

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2022 was approximately $2.6 million. This amount includes $279 of amounts set aside or accrued to provide pension, severance, retirement, health or similar benefits or expenses as well as other benefits commonly reimbursed or paid by companies in Israel or the U.S.  In addition, in 2022 we granted to our executive officers and directors a total of 105,691 restricted share units and 1,312,995 options to purchase our ordinary shares with a weighted average exercise price of $9.12. Both the share options and restricted share units commenced vesting only following the consummation of the Business Combination. General vesting terms for the options and restricted share units will vest over a 4-year period therefrom and the options typically expire 10 years from the date of grant. In certain cases our Board of Directors, in line with the compensation policy approved by our shareholders, approved differing vesting terms for certain members of our senior management or board of directors.

For 2023, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $2.5 million. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2023.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

●	Mr. Uzi Sofer, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2022 of $628 in salary expenses and social benefits costs.

●	Mr. Raphi Levy, Chief Financial Officer. Compensation expenses recorded in 2022 of $341 in salary expenses and $93 in social benefits costs.

●	Dr. Robert Den, Chief Medical Officer. Compensation expenses recorded in 2022 of $363 in salary expenses and $27 in social benefits costs.

●	Mr. Amnon Gat, Chief Operating Officer. Compensation expenses recorded in 2022 of $269 in salary expenses and $81 in social benefits costs.

●	Mr. Ronen Segal, Chief Technology Officer. Compensation expenses recorded in 2022 of $202 in salary expenses and $68 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses or commissions to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2022 cash bonus or commissions expenses for Mr. Sofer, Mr. Levy, Dr. Den, Mr. Gat and Mr. Segal, as provided for in our 2022 financial statements, were $956, $806, $175, $147 and $110, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022 for Mr. Sofer, Mr. Levy, Dr. Den, Mr. Gat and Mr. Segal, as provided for in our 2022 financial statements, were $1.07 million, $582, $502, $326 and $325, respectively.

All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in Item 18 of this Annual Report.

As of December 31, 2022, options to purchase 4,349,222 ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $6.16 per ordinary share. As of December 31, 2022, 540,312 restricted share units granted to our executive officers and directors were outstanding under our equity incentive plans.

We currently pay each of our non-employee directors an annual retainer of $26,000, with an additional annual payment for service on board committees as follows: $18,000 (or $21,000 for the chairperson) per membership of the audit committee, or $12,000 (or $14,000 for the chairperson) per membership of the compensation committee, $6,000 (or $7,000 for the chairperson) per membership of the nominating and governance committee and $5,000 (or $6,000 for the chairperson) per any membership on any other standing board committee. In addition, upon election, non-employee directors and each employee director that serves as chairperson of our board of directors, will be granted equity awards under our incentive plan at a value of $100,000, which will vest on a monthly basis over a period of three years. In addition, each non-employee director and each employee director that serves as chairperson of our board of directors will be granted annual equity awards under our incentive plan (provided the director is still in office) at a value of $100,000, which will vest on the earlier of the first anniversary of the date on which such options and restricted share units were granted or the date upon which our next annual general meeting of the shareholders is convened, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction.

Share Option Plans

2016 Share Incentive Plan

We adopted our 2016 Share Incentive Plan (the “2016 Plan”) on September 8, 2016. The 2016 Plan provides for the grant of options to our and our subsidiaries’ and affiliates’ employees, directors, office holders, service providers and consultants. Following the closing of the Business Combination, we no longer issue awards under the 2016 Plan.

Administration. Our board of directors, or a duly authorized committee of the board of directors (the “Administrator”), administers the 2016 Plan. Under the 2016 Plan, the Administrator has the authority, subject to applicable law, to (among other things) interpret the terms of the 2016 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend (in certain cases, with the consent of the grantee) the terms of awards, including: the number of shares underlying each award, the class and the exercise price of an option or purchase price per share covered by an award, the fair market value of our ordinary shares, the time of grant and vesting schedule applicable to an award (including the determination to accelerate an award and/or amend the vesting schedule), the method of payment for shares purchased upon the exercise or (if applicable) vesting of an award or for satisfaction of any tax withholding obligation arising in connection with the award or such shares, the time of the expiration of the awards, the effect of the grantee’s termination of employment, prescribe the forms of agreement under which each award is granted, and take all other actions and make all other determinations necessary or desirable for, or incidental to, the administration of the 2016 Plan and any award under the 2016 Plan.

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

Grant. All awards granted pursuant to the 2016 Plan are evidenced by a written or electronic agreement between us and the grantee or a written or electronic notice delivered by us (the “Award Agreement”). The Award Agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, manner of exercise, term and vesting schedule (including performance goals or measures) and the exercise price, if applicable.

Each award will expire ten years from the date of the grant thereof (or five years in case of incentive stock options, within the meaning of Section 422 of the Code (“Incentive Stock Options”), granted to certain significant shareholders), unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2016 Plan provides for the grant of options (including Incentive Stock Options and nonqualified stock options) to acquire ordinary shares or shares of such other class as may be designated by the board of directors, restricted shares, restricted share units and other share-based awards.

Options granted under the 2016 Plan to U.S. Grantees may qualify as Incentive Stock Options, or may be non-qualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of Incentive Stock Options granted to certain significant shareholders), unless such award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of the Code or any successor guidance.

Exercise. An award under the 2016 Plan may be exercised by providing us or our Chief Executive Officer with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the Administrator may, in its discretion, among others, accept cash or otherwise provide for net withholding of shares in a cashless exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2016 Plan, and unless otherwise determined by the Administrator, neither the awards nor any right in connection with such awards are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with us or any of our affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator. Any awards which are unvested as of the date of such termination, or which are vested but not exercised within the three-month period following such termination, will terminate and the shares covered by such awards shall again be available for issuance under the 2016 Plan.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death or “disability” (as defined in the 2016 Plan), all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s estate or by a person who acquired the legal right to exercise such awards by bequest or inheritance, or by a person who acquired the legal right to exercise such awards in accordance with applicable law in the case of disability of the grantee as applicable, within one year after such date of termination, unless otherwise provided by the Administrator. Any awards which are unvested as of the date of such termination or which are vested but not exercised within the one-year period following such termination, will terminate and the shares covered by such awards shall again be available for issuance under the 2016 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2016 Plan), unless otherwise determined by the Administrator, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2016 Plan.

Transactions. In the event of division or subdivision of our outstanding share capital, any distribution of bonus shares (share split), consolidation or combination of our share capital (reverse share split), reclassification with respect to the shares or any similar recapitalization events, a merger, consolidation, amalgamation or like transaction of our business with or into another corporation, a reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division), or other similar occurrences, the Administrator shall have the authority to make, without the need for a consent of any holder of an award, such adjustments in order to adjust the number and class of shares reserved and available for grants of awards, the number and class of shares covered by outstanding awards, the exercise price per share covered by any award, the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, and any other terms of the award that in the opinion of the Administrator should be adjusted. Any fractional shares resulting from such adjustment shall be treated as determined by the Administrator, and in the absence of such determination shall be rounded to the nearest whole share, and we shall have no obligation to make any cash or other payment with respect to such fractional shares. No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by us, unless the Administrator determines otherwise.

In the event of a merger or consolidation of our business, or a sale of all, or substantially all, of our shares or assets or a scheme of arrangement for the purpose of effecting such merger, consolidation, sale or such other transaction having a similar effect on us (as described in the 2016 Plan), or liquidation or dissolution of our business, or such other transaction or circumstances as determined by our board of directors (“Merger\Sale”), then without the consent of the grantee, the Administrator may, but is not required to, among other things, (i) cause any outstanding award to be assumed or substituted by us, or by the successor corporation in such Merger/Sale, or (ii) regardless of whether or not awards are assumed or substituted (a) provide the grantee with the right to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay the grantee an amount in cash, our shares, shares of the acquirer or of other corporation which is a party to such transaction or such other property as determined by the Administrator as fair under the circumstances. Notwithstanding the foregoing: (1) the Administrator may upon such event of Merger/Sale amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate and (2) the board of directors may determine, in its discretion, that such transaction should be excluded from the definition of Merger/Sale set forth above.

2021 Share Incentive Plan

Upon closing of the Business Combination, we adopted the 2021 Share Incentive Plan (the “2021 Plan”). The 2021 Plan provides for the grant of equity-based incentive awards to our and our affiliates’ employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of us or our affiliates and to promote the success of our business.

Authorized Shares. As of December 31, 2022, there were 13,160,768 ordinary shares reserved and available for issuance under the 2021 Plan.

Shares Available for Grants. As of January 1, 2023, the maximum number of ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 18,192,586 ordinary shares plus (and without the need to further amend the 2021 Plan), (ii) any shares subject to awards under the 2016 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2024 and on January 1st of each calendar year thereafter and through January 1, 2032, equal to the lesser of (A) 4% of our outstanding ordinary shares on the last day of the immediately preceding calendar year; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year in which the increase will occur, provided that no more than 125,000,000 ordinary shares may be issued upon the exercise of Incentive Stock Options. Any shares (a) underlying the 2021 Plan or the 2016 Plan that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (b) if permitted by us, shares tendered to pay the exercise price or other purchase price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan; or (c) if permitted by us, subject to an award granted under the 2021 Plan or the 2016 Plan that are not delivered to a grantee because such shares are withheld to pay the exercise price of such award, or withholding tax obligations with respect to such award; shall automatically, and without any further action on our part or the part of any grantee be available for grant of awards and issuance under the 2021 Plan, unless determined otherwise by the board of directors. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of shares in respect of 125,000,000 awards then outstanding).

Administration. The Administrator administers the 2021 Plan. Under the 2021 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

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

Unless otherwise determined by the Administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the Administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to us throughout such vesting dates.

Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2021 Plan provides for the grant of stock options (including Incentive Stock Options and nonqualified stock options), ordinary shares, restricted shares, RSUs, stock appreciation rights and other share- based awards.

Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as Incentive Stock Options, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable, otherwise an exercise price of an award of less than the par value of the shares (if shares bear a par value) shall comply with section 304 of the Companies Law. The exercise price of a non-qualified stock option shall not be less than 100% of the fair market value of a share on the date of grant of such option or such other amount as may be required pursuant to the section 409A of the Code. Notwithstanding the foregoing, a non-qualified stock option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of that complies with section 424(a) of the Code 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations or any successor guidance. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such award is granted pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code. In the case of Incentive Stock Options granted to a ten percent shareholder, (i) the exercise price shall not be less than 110% of the fair market value of the underlying share on the date of grant, and (ii) the exercise period shall not exceed five (5) years from the effective date of grant of such grant.

Exercise. An award under the 2021 Plan may be exercised by providing us with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the Administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to us or the trustee.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan or by the Administrator, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with us or any of our affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the Administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

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

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Voting Rights. Except with respect to restricted share awards, grantees will not have the same rights as a shareholder with respect to any of our shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.

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

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, the Administrator in its sole discretion may, without the need for a consent of any holder of an award, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for grants of awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of ours, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the Administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the Administrator and the company shall have no obligation to make any cash or other payment with respect to such fractional shares. In the event of a distribution of a cash dividend to all shareholders, the Administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by us, subject to applicable law.

In the event of a merger or consolidation of our business or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee and without any prior notice requirement, (i) unless otherwise determined by the Administrator, any outstanding award will be assumed or substituted by us, or such successor corporation, or by any parent or affiliate thereof, or (ii) regardless of whether or not awards are assumed or substituted (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, our shares, the acquirer or other corporation which is a party to such transaction or other property as determined by the Administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the Administrator to be fair in the circumstances.

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

Authorized Shares. As of January 1, 2023, a total of 1,976,749 ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2024 fiscal year and through our 2032 fiscal year, such pool of ordinary shares shall be increased by that number of ordinary shares equal to the lesser of:

●	1% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year; and

●	such other amount as our board of directors may determine.

In no event will more than 30,000,000 ordinary shares be available for issuance under the Section 423 Component.

ESPP Administration. Unless otherwise determined by our board of directors, the compensation committee of our board of directors (the “ESPP Administrator”) administers the ESPP and has the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the ESPP Administrator deems necessary or expedient to promote our best interests and that of our subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to our employees and the employees of any of our designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of ours that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which we have a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares and other securities of ours or any of our subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase ordinary shares to our employees. The timing of the offering periods will be determined by the ESPP Administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the ESPP Administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.

Contributions. The ESPP permits participants to purchase ordinary shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the ESPP Administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the ESPP Administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the ESPP Administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the ESPP Administrator, a participant may decrease or increase his or her payroll deduction elections one time during each offering period. Amounts contributed and accumulated by the participant will be used to purchase ordinary shares at the end of each offering period. Unless otherwise determined by the ESPP Administrator, the purchase price of the shares will be 85% of the lower of the fair market value of ordinary shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component).

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

Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of our assets, or our dissolution or liquidation, with respect to which the ESPP Administrator determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the ESPP or with respect to any outstanding purchase rights under the ESPP, the ESPP Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the ESPP; (b) the class(es) and number of shares and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights. In addition, in any such situation, the ESPP Administrator may, in its discretion, make other adjustments, including:

a.	providing for either (i) termination of any outstanding right in exchange for an amount of cash, or (ii) the replacement of such outstanding right with other rights or property selected by the ESPP Administrator in its sole discretion;

b.	providing that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

c.	making adjustments in the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

d.	providing that participants’ accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date on such date as the ESPP Administrator determines in its sole discretion and the participants’ rights under the ongoing offering period(s) shall be terminated; and

e.	providing that all outstanding rights shall terminate without being exercised.

Amendment; Termination. The ESPP Administrator will have the authority to amend, suspend or terminate the ESPP. The ESPP is not subject to a specific termination date.

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

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Uzi Sofer and Michael Avruch are independent under such rules.

Under our Articles, the number of directors on our board of directors will be no less than three and no more than eleven, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires.

Our directors are divided among the three classes as follows:

●	the Class I directors are Alan Adler and S. Morry Blumenfeld, and their terms will expire at the annual general meeting of shareholders to be held in 2025;

●	the Class II directors are David Milch and Ruth Alon, and their terms will expire at our annual meeting of shareholders to be held in 2023; and

●	the Class III directors are Michael Avruch, Meir Jakobsohn and Uzi Sofer, and their term will expire at our annual meeting of shareholders to be held in 2024.

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

Board Diversity Matrix (As of March 1, 2023)

Country of Principal Executive Offices:		Israel
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Our audit committee consists of Alan Adler, Ruti Alon and David Milch. David Milch serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the listing rules of the Nasdaq. Our board of directors has determined that each of David Milch and Ruti Alon is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Our compensation committee consists of S. Morry Blumenfeld, Meir Jakobsohn and David Milch. S. Morry Blumenfeld serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the listing rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

The compensation policy must also include, with regards to variable components, among other things:

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

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

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

Nominating and Governance Committee

Our nominating and governance committee consists of S. Morry Blumenfeld, Meir Jakobsohn and David Milch. S. Morry Blumenfeld serves as chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include:

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

Approval of Related Party Transactions under Israeli Law

Fiduciary duties of directors and executive officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Our Management — Management and Board of Directors” is an office holder under the Companies Law.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Executive Officers and Directors.”

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

D. Employees

As of December 31, 2022, we had 94 FTEs across 3 offices in 4 countries, with 85 FTEs in research and development and related activities.

Of our total number of employees, 90 are located in Israel.  We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

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

E. Share Ownership

For information regarding the share ownership of directors and officers, see. “Major Shareholders” in Item 7.A below. For information as to our equity incentive plans, see “Compensation of Directors and Executive Officers —Share Option Plans.”” in Item 6.B above.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2023 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of March 1, 2023. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

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

		Percentage of
	Amount and Nature of	Outstanding
Name of Beneficial Owner	Beneficial Ownership	shares
All 5% or Greater Shareholders Directors and Named Executive Officers
Uzi Sofer(1)	11,854,171	17.1%
Raphi Levy(2)	644,287	*
Itzhak Kelson(3)	1,510,654	2.2%
Yona Keisari (4)	685,627	1.0%
Robert Den(5)	367,782	*
Amnon Gat(6)	561,739	*
Ronen Segal(7)	372,794	*
Peter Melnyk(8)	83,898	*
Michael Avruch(9)	2,169,198	3.1%
Ruth Alon (10)	7,896	*
S. Morry Blumenfeld(11)	223,359	*
Meir Jakobsohn(12)	3,149,262	4.5%
Alan Adler(13)	89,097	*
David Milch(14)	4,073,821	5.7%
Althera Medical Ltd.(15)	11,319,771	16.4%
All executive officers and directors as a group (14 persons)	25,793,585	34.6%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 11,515,314 ordinary shares and (ii) 338,857 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(2)	Consists of 644,287 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2023.

(3)	Consists of (i) 725,365 ordinary shares held directly by Mr. Kelson, (ii) 603,151 ordinary shares held by Mr. Kelson’s domestic partner and (iii) 182,138 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(4)	Consists of (i) 503,489 ordinary shares and (ii) 182,138 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(5)	Consists of 367,782 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(6)	Consists of (i) 68,475 ordinary shares, (ii) warrants to purchase 7,529 ordinary shares, which are exercisable within 60 days of March 1, 2023 and (iv) 485,735 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2023.

(7)	Consists of 372,794 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(8)	Consists of 83,898 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(9)	Consists of (i) 789,193 ordinary shares held directly by Mr. Avruch, (ii) 68,951 ordinary shares held by Mr. Avruch’s child that is a minor, (iii) 256,356 ordinary shares held by Mr. Avruch’s spouse, (iv) 143,415 ordinary shares subject to RSUs or options granted to Mr. Avruch, which are exercisable within 60 days of March 1, 2023, (v) 96,520 warrants to purchase ordinary shares held by Mr. Avruch’s spouse, which are exercisable within 60 days of March 1, 2023 and (vii) 814,763 ordinary shares held by Sabor Venture Capital Investment Kft. Mr. Avruch is the general manager and chief financial officer of Sabor Venture Capital Investment Kft.

(10)	Consists of 7,896 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(11)	Consists of (i) 73,286 ordinary shares, (ii) warrants to purchase 6,658 ordinary shares, which are exercisable within 60 days of March 1, 2023, and (iii) 143,415 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(12)	Consists of (i) 2,731,997 ordinary shares held by Medison Biotech (1996) Ltd. (“Medison Biotech”), (ii) warrants to purchase 190,850 ordinary shares held by Medison Biotech, which are exercisable within 60 days of March 1, 2023, (iii) 8,000 ordinary shares held by Tzalir Pharma Ltd. (“Tzalir Pharma”), (iv) 75,000 ordinary shares held by Mr. Jakobsohn, and (v) 143,415 ordinary shares subject to RSUs or options granted directly to Mr. Jakobsohn, which are exercisable within 60 days of March 1, 2023. Mr. Jakobsohn is the majority controlling owner of Medison Pharma Group Ltd., which is the sole owner of Medison Biotech and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Medison Biotech and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by Medison Biotech. Mr. Jakobsohn is the majority controlling owner of Tzalir Pharma and may be deemed to have beneficial ownership of the ordinary shares held directly by Tzalir Pharma.

(13)	Consists of 89,097 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023.

(14)	Includes (i) 7,896 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2023, (ii) 1,923,925 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”) and (iii) 2,142,000 warrants to purchase ordinary shares held by the Sponsor. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(15)	Althera Medical Ltd. (“Althera”) is under voluntary liquidation. Adv. Zvi Chowers of Glusman, Chowers, Lahat & Co., was appointed by the shareholders of Althera to serve as Althera’s liquidator. In such capacity, Adv. Chowers holds the signature rights on behalf of Althera. Upon completion of Althera’s liquidation process, all of its available assets (including its holdings in our ordinary shares), will be distributed to the shareholders of Althera in accordance with the provisions of Althera’s Articles of Association, and the distribution process and preference detailed therein.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Other than the voting undertakings under the Investors’ Rights Agreement and the Shareholder and Sponsor Support Agreement, described below under “Related Party Transactions—Rights of Appointment,” which have been fully performed already and have therefore expired, no major shareholders listed above had or have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 6, 2023, there were 178 registered holders of our ordinary shares, (one of which (Cede & Co.) is a United States registered holder, holding approximately 49.5% of our outstanding ordinary shares).

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2022 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Rights of appointment

Our board of directors currently consists of seven directors. Pursuant to our articles of association as in effect immediately prior to the Business Combination, certain of our shareholders, including related parties, had rights to appoint directors and observers to its board of directors. All rights to appoint directors and observers terminated upon the closing of the Business Combination.

Agreements with officers

Employment Agreements. We have entered into employment or consulting agreements with each of our executive officers, and the terms of each individual’s employment or service, as applicable, have been approved by our board of directors. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Transactions with related parties also include employment agreements with relatives of certain directors or officers, each duly approved by the Board of Directors or its Audit Committee.

Options and restricted share units. Since our founding, we have granted options to purchase ordinary shares to our executive officers and directors. Additionally, since August 2021, we have granted restricted share units to our executive officers and directors.

Exculpation, indemnification, and insurance. The Articles permit us to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. We have entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

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

Form F-1 Demand Rights. At any time after 180 days following the closing of the Merger Agreement and expiration or waiver of any lockup applicable to the Investors, with respect to an IPO which is a SPAC, and in all cases until the five years thereafter, the Investors holding a majority of the Registrable Securities then held by the Investors or other holders of a majority of the Registrable Securities (including, prior to an IPO, as defined under the Amended IRA, the lead investor under our Series A Financing, Shavit Capital), can provide us with written request to file a registration statement on Form F-1 in respect of the Registrable Securities. Within 14 days of the receipt of a request to effect such registration, we must give written notice of the request to the other holders of the Registrable Securities, and use our best efforts to effect the registration together with all or such portion of the registrable securities of any other holders joining in such request (as specified by notice given by each such other holder to us, within 20 days of the date of our notice to such holders), within 90 days. We are not required to effect more than two registrations on Form F-1. In addition, we are only required to effect any such registration if the anticipated aggregate proceeds will be at least US $5 million (net of underwriting discounts and commissions) and if such registration could not be effected on Form F-3. Furthermore, we are not required to effect such registration within the period that is 60 days before its good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, registration on Form F-1 or F-3, initiated by holders of Registrable Securities, or if the holders of Registrable Securities had an opportunity to participate during such period in any offering initiated by us, provided that we have actively employed in good faith efforts to cause such registration statement to become effective.

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

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

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

For the years ended December 31, 2022, 2021, 2020 and 2019, we did not pay any dividends.

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

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares and warrants commenced trading on Nasdaq on March 8, 2022 under the symbol “DRTS” and “DRTSW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares commenced trading on Nasdaq on March 8, 2022.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and incorporated by reference herein.

C. Material Contracts

Except as disclosed below or otherwise disclosed in this Annual Report in Item 4.A “History and Development of the Company,” Item 4.B “Business Overview,” Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” Item 6.C “Board Practices,” Item 7.B “Related Party Transactions” and Item 19 “Exhibits,” we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E. Taxation

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

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, traders in securities, not for profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. Since 2018, the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or a Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Industry Encouragement Law”, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Law for the Encouragement of Capital Investments 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides certain incentives for capital investments in production facilities (or other eligible assets).

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

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, and was increased to 16% and 9% respectively. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise remained 16%, while the reduced rate for a specified development zone was decreased to 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a specified development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals-20% (iii) non-Israeli residents (individuals and corporations)- 25% or 30%, and subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate—20%, or a reduced tax rate under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority. The 2017 Amendment further provides that a technology company satisfying certain conditions (group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We believe that we may be eligible to the tax benefits under the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli tax unless, among others, the shares were held through a fixed enterprise that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2022 ), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or a Preferred Technology Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates under the United States- Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. resident in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, or a Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240  for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of our ordinary shares and warrants. This discussion addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares or warrants as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations of the acquisition, ownership and disposition of our ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding our ordinary shares and/or our warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares and/or our warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 5% or more (by vote or value) of our outstanding and issued stock;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received our ordinary shares and/or our warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares and/or our warrants, as the case may be, that is for U.S. federal income tax purposes:

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares and/or our warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Distribution on our ordinary shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules”, if we make distributions of cash or property on our ordinary shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because we do not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) our ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	We are neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that we will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel (the “Treaty”). In addition, there also can be no assurance that our ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, we will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

Subject to certain exceptions, dividends on our ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on our ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for a deduction in computing such holder’s U.S. federal income tax income. Certain U.S. Treasury Regulations that apply to non-U.S. taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction. U.S. Holders are urged to consult their tax advisors regarding the creditability of any such tax imposed by Israel. If a refund of the tax withheld is available under the laws of Israel or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale, exchange, redemption or other taxable disposition of our ordinary shares and our warrants.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our ordinary shares or our warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. A U.S. Holder’s initial tax basis in our ordinary shares purchased in the market generally will equal the cost of such ordinary shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of our ordinary shares or our warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held our ordinary shares and/or our warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

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

Exercise or lapse of our warrants

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in our ordinary shares received upon exercise of our warrants generally should be an amount equal to the sum of the U.S. Holder’s tax basis in our warrants received therefore and the exercise price. The U.S. Holder’s holding period for our ordinary shares received upon exercise of our warrants will begin on the date following the date of exercise (or possibly the date of exercise) of our warrant and will not include the period during which the U.S. Holder held our warrant. If our warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in such warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in our ordinary shares received would equal the U.S. Holder’s basis in our warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in our ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of our warrants. If the cashless exercise were treated as a recapitalization, the holding period of our ordinary shares would include the holding period of our warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares and Our Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of our ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of our warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in our ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in our warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for our ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of our warrants.

Possible constructive distributions

The terms of each of our warrants provide for an adjustment to the number of our ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed under “Description of Our Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of one of our warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of our ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of our ordinary shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Our Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increase interest.

Passive Foreign Investment Company rules

The treatment of U.S. Holders of our ordinary shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

We believe we were not a PFIC in 2022. However, there can be no assurances in this regard, nor can there be any assurances that we will not be treated as a PFIC in any future taxable year. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we or any of our subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether we or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ shares and assets. Changes in the composition of our or any of our subsidiaries’ income or composition of our or any of our subsidiaries’ assets may cause us or our any of our subsidiaries to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns our ordinary shares or warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, our ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the ordinary shares or warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of our ordinary shares (but not our warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to our ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. We will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to our ordinary shares in the event we are treated as a PFIC for any taxable year. There can be no assurance, however, that we will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of our warrants will not be able to make a QEF election with respect to their warrants.

In the event we are a PFIC, a U.S. Holder that makes a QEF election with respect to our ordinary shares would generally be required to include in income for each year that we are treated as a PFIC the U.S. Holder’s pro rata share of our ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of our ordinary shares. Any of our net deficits or net capital losses for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in our ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on our ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in our ordinary shares by a corresponding amount.

If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for our ordinary shares in which we are a PFIC, then such ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold our ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on such ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in our ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “ —Distributions on Our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of our warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that our ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for us.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for our ordinary shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to our ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to our ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information reporting and backup withholding

Information reporting requirements may apply to dividends received by U.S. Holders of our ordinary shares and the proceeds received on sale or other taxable the disposition of our ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Foreign asset reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our ordinary shares and warrants are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and/or warrants and the significant penalties for non-compliance.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

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

During 2022, the value of the U.S. dollar strengthened against the ILS by approximately 13.2%. Our most significant foreign currency exposures are related to our operations in Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of David Milch and Ruti Alon is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Item 16C. Principal Accounting Fees and Services

Our consolidated financial statements at December 31, 2021 and 2022, and for each of the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2021	2022
	(in thousands)
Audit Fees	$160	$240
Audit Related Fees	80	200
Tax Fees	26	100
Total	266	540

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the years ended December 31, 2021 and December 31, 2022 relate to services in connection with the Business Combination which we consummated on March 7, 2022.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Alpha Tau Medical Ltd.					*

2.1	Description of Securities.					*

4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-258915	10.10	December 1, 2021

4.2††	Compensation Policy for Directors and Officers.	F-4	333-258915	10.11	December 1, 2021

4.3††	2016 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.7	August 18, 2021

4.4††	2021 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.8	December 1, 2021

4.5††	2021 Employee Share Purchase Plan of Alpha Tau Medical	F-4	333-258915	10.9	December 1, 2021

4.6	Sponsor Letter Agreement, dated as of July 7, 2021, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the investors named on the signature pages thereto..	F-4	333-258915	10.3	October 18, 2021

4.7	Support Agreement, dated as of July 7, 2021, by and among Alpha Tau Medical Ltd., Healthcare Capital Corp., and the shareholders of Alpha Tau Medical Ltd. named on the signature pages thereto.	F-4	333-258915	10.4	October 18, 2021

4.8	Amendment to Sponsor Support Agreement, dated as of February 17, 2022, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the individuals named on the signature pages thereto.	20-F	001-41316	4.8	March 28, 2022

4.9	Amended and Restated Warrant Agreement, dated as of March 7, 2022, between, Alpha Tau Medical, Continental Stock Transfer & Trust Company and Healthcare Capital Corporation.	20-F	001-41316	4.9	March 28, 2022

4.10	Amended and Restated Investor Rights Agreement dated as of July 7, 2021 by and among Alpha Tau Medical Ltd. and certain shareholders of Alpha Tau Medical Ltd.	F-4	333-258915		August 18, 2021

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm					*

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

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

ALPHA TAU MEDICAL LTD.

Date: March 9, 2023	By:	/s/ Uzi Sofer
	Name:	Uzi Sofer
	Title:	Chief Executive Officer

ALPHA TAU MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of

ALPHA TAU MEDICAL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alpha Tau Medical Ltd. (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, Convertible Preferred shares and shareholders’ (deficiency) equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 2016.
Tel-Aviv, Israel
March 9, 2023

ALPHA TAU MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2021	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$23,236	$5,836
Restricted cash		618	850
Short-term deposits		8,080	98,694
Prepaid expenses and other receivables	3	707	1,097

Total current assets		32,641	106,477

LONG-TERM ASSETS:
Long term prepaid expenses		2,028	391
Property and equipment, net	4	7,546	7,471
Right-of-use asset	5	-	5,810

Total long-term assets		9,574	13,672

Total assets		$42,215	$120,149

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2021	2022
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

CURRENT LIABILITIES:
Trade payables		$1,203	$1,423
Other payables and accrued expenses	6	3,202	2,246
Current maturities of operating lease liabilities	5	-	669

Total current liabilities		4,405	4,338

LONG-TERM LIABILITIES:
Warrants liability	8	-	5,630
Warrants to Convertible Preferred shares	8	18,623	-
Operating lease liabilities	5	-	4,524

Total liabilities		23,028	14,492

COMMITMENTS AND CONTINGENCIES	7

CONVERTIBLE PREFERRED SHARES OF NO-PAR VALUE PER SHARE – Authorized: 25,348,176 shares and 0 as of December 31, 2021 and 2022, respectively; Issued and outstanding: 13,739,186 and 0 shares as of December 31, 2021 and 2022, respectively	10	53,964	-

SHAREHOLDERS’ (DEFICIENCY) EQUITY:
Ordinary shares of no-par value per share – Authorized: 72,423,360 and 362,116,800 shares as of December 31, 2021 and 2022, respectively; Issued and outstanding: 40,528,913 and 69,105,000 shares as of December 31, 2021 and 2022, respectively	11	-	-
Additional paid-in capital		18,063	192,259
Accumulated deficit		(52,840)	(86,602)

Total shareholders’ (deficiency) equity		(34,777)	105,657

Total liabilities, Convertible Preferred shares and shareholders’ (deficiency) equity		$42,215	120,149

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020		2021	2022

Research and development, net			$7,544	$11,447	$20,890

Marketing expenses			288	482	974

General and administrative			1,412	1,861	10,272

Total operating loss			9,244	13,790	32,136

Financial (income) expenses, net	13		(520)	13,474	1,606

Loss before taxes on income			8,724	27,264	33,742

Tax on income			158	7	20

Net loss			8,882	27,271	33,762

Net comprehensive loss			$8,882	$27,271	$33,762

Net loss per share, basic and diluted			$(0.22)	$(0.67)	$(0.53)

Weighted-average shares used in computing net loss per share, basic and diluted		*)	40,274,935	40,534,697	63,534,875

*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 11, Shareholders’ Deficiency, for details.

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES
AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	deficit	Total

Balances as of January 1, 2020 *)	7,229,885	$25,238	39,804,163	$-	$16,494	$(16,687)	$(193)

Exercise of Warrants to Ordinary shares	-	-	624,445	-	30	-	30
Issuance of Ordinary shares upon exercise of share options	-	-	4,970	-	20	-	20
Share-based compensation	-	-	-	-	596	-	596
Issuance of series B Preferred shares, net **)	6,509,301	28,726	-	-	-	-	-
Net loss	-	-	-	-	-	(8,882)	(8,882)

Balances as of December 31, 2020 *)	13,739,186	53,964	40,433,578	-	17,140	(25,569)	(8,429)

Exercise of Warrants to Ordinary shares	-	-	9,053	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	86,282	-	111	-	111
Share-based compensation	-	-	-	-	812	-	812
Net loss	-	-	-	-	-	(27,271)	(27,271)

Balances as of December 31, 2021 *)	13,739,186	53,964	40,528,913	-	18,063	(52,840)	(34,777)

Exercise of Warrants to Ordinary shares	-	-	1,612,980	-	3,335	-	3,335
Issuance of shares in connection with SPAC merger and PIPE financing	-	-	12,435,849	-	74,952	-	74,952
Conversion of convertible preferred shares in connection with SPAC merger	(13,739,186)	(53,964)	14,270,797	-	53,964	-	53,964
Conversion of Warrants to Convertible Preferred shares in connection with SPAC merger	-	-	-	-	35,170	-	35,170
Vesting of RSUs	-	-	232,361	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	24,100	-	27	-	27
Share-based compensation	-	-	-	-	6,748	-	6,748
Net loss	-	-	-	-	-	(33,762)	(33,762)

Balances as of December 31, 2022	-	$-	69,105,000	$-	$192,259	$(86,602)	$105,657

*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 11, Shareholders’ Deficiency, for details.

**)	Net of issuance costs of $35.

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2021	2022
Cash flows from operating activities:

Net loss	$(8,882)	$(27,271)	$(33,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	86	776	979
Share-based compensation	596	812	6,748
Decrease (increase) in prepaid expenses and other receivables	283	157	(341)
(Decrease) increase in long term prepaid expenses	(123)	(1,889)	1,637
Change in the fair value of Warrants	203	13,257	3,788
Non-cash financial (income) expenses, net	(153)	29	(1,325)
Increase in trade payables	114	239	220
Increase (decrease) in other payables and accrued expenses	625	2,078	(1,206)
Change in operating lease liabilities	-	-	(1,152)
Change in operating lease right-of-use assets	-	-	535

Net cash used in operating activities	(7,251)	(11,812)	(23,879)

Cash flows from investing activities:

Investment in short-term deposits	(70,200)	(8,082)	(121,137)
Redemption of short-term deposits	66,150	30,282	32,105
Purchase of property and equipment	(3,767)	(2,927)	(904)

Net cash provided by (used in) investing activities	(7,817)	19,273	(89,936)

Cash flows from financing activities:

Proceeds from SPAC merger and PIPE financing, net of transaction cost			93,543
Proceeds from issuance of series B Preferred shares, net	28,726	-	-
Proceeds from exercise of Warrants	571	-	3,335
Proceeds from exercise of options	20	111	27

Net cash provided by financing activities	29,317	111	96,905

Effect of exchange rate changes on cash, cash equivalents and restricted cash	84	108	(258)

Increase (decrease) in cash and cash equivalents and restricted cash	14,333	7,680	(17,168)
Cash, cash equivalents and restricted cash at the beginning of the year	1,841	16,174	23,854

Cash, cash equivalents and restricted cash at the end of the year	$16,174	$23,854	$6,686

Non-cash transactions:

Supplemental disclosures of cash flow information:

Income tax payments	$2	$1	$8
Interest received	$541	$351	$237

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -	GENERAL

a.	Company description:

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

In August 2017 the Company established a fully owned subsidiary in the United States - “Alpha Tau Medical Inc.” (“ATM Inc.”). ATM Inc. began its activity in August 2018.

In January 2018 the Company established a subsidiary in Japan “Alpha Tau Medical KK” (hereafter: ATM KK). ATM KK began its activity in January 2018. Since July 2019, the Company holds 100% of ATM KK.

In July 2019, the Company established a fully owned subsidiary in Canada “Alpha Tau Medical Canada Inc.” (“ATM Canada Inc.”). ATM Canada Inc. began its activity in March 2020.

b.	Merger with Healthcare Capital Corp:

On July 7, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Healthcare Capital Corp., a Delaware corporation (“HCCC”), and Archery Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). As part of the completion of business combination on March 7, 2022 (the “Closing Date”), the Merger Sub was merged with and into HCCC (the “Merger”), with HCCC surviving the merger as a wholly owned subsidiary of the Company. In July 2022, HCCC was dissolved.

Each of HCCC’s outstanding warrants to purchase one share of HCCC common stock, including both the HCCC warrants issued to public shareholders in HCCC’s initial public offering (the “Public Warrants”) and the HCCC warrants issued in a private placement to HCCC’s sponsors in HCCC’s initial public offering (the “Private Warrants”) (together, the “Warrants liability”), were converted into the right to receive an equal number of warrants to purchase one Ordinary Share of the Company. A total of 15,891,984 warrants to purchase one Ordinary Share were issued to holders of HCCC warrants.

On July 7, 2021, the Company entered into Subscription Agreements, together with a number of subsequent agreements since with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors agreed to purchase on the Closing Date the Company’s ordinary shares at a price equal to $10.00 per share on the terms and subject to the conditions set forth in the Subscription Agreements (the “PIPE Financing”). In connection with the closing of the Business Combination, the Company consummated the sale of 9,251,006 ordinary shares for gross proceeds of $92,510 pursuant to the PIPE Financing.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -	GENERAL (Cont.)

Total gross proceeds resulted from the Merger transaction were approximately $104,052 out of which total transaction costs amounted to approximately $5,713. The transaction costs related to the Warrants liability in the amount of $817 were recognized as expenses in the Company’s consolidated statements of operations. The residual amount was recognized as additional paid in capital.

On July 6, 2021, the Company’s board of directors approved a 1: 0.905292 stock split which was effected on March 7, 2022. As a result, all Ordinary shares, Convertible Preferred shares, options for Ordinary Shares, warrants to Ordinary shares and Preferred shares, exercise price and net loss per share amounts were adjusted accordingly.

c.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to secure financing; obtain further marketing approvals from regulatory authorities; access potential markets; and build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

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

As of December 31, 2022, the Company had cash, cash equivalents, short-term deposits and restricted cash of $105,380. During the year ended December 31, 2022, the Company incurred a net loss of $33,762 and had negative cash flows from operating activities of $23,879. In addition, the Company had an accumulated deficit of $86,602 on December 31, 2022. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least two years.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”). The significant accounting policies are applied in the preparation of the financial statements on a consistent basis, as follows:

a.	Use of estimates for the preparation of financial statements:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair values of warrants, fair values of share-based awards, deferred taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Restricted cash is primarily invested in bank deposits and is used as security for the Company’s lease commitments. The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	December 31,
	2021	2022

Cash and cash equivalents, as reported on the balance sheets	$23,236	$5,836
Restricted cash, as reported on the balance sheets	618	850

Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$23,854	$6,686

f.	Short-term bank deposits:

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Manufacturing equipment	10
Computers and software	33
Laboratory equipment	10 - 15
Furniture and office equipment	7 - 15
Cars	20

h.	Impairment of long-lived assets:

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

For the years ended December 31, 2020, 2021 and 2022 there were no impairment losses identified.

i.	Leases:

On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement meets the definition of a lease at the inception of the lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Lease term may include options to extend or terminate the lease when it is reasonably certain that the Company would exercise that option. The Company elected to not recognize a lease liability ROU asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

Payments under the Company’s lease agreements are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and liabilities.

Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

j.	Research and development expenses, net:

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

Grants from the Israeli Innovation Authority (IIA) are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses.

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

The Company recognized participations in research and development as a reduction from research and development expenses in the amount of $878, $2,459 and $1,343 for the years ended December 31, 2020, 2021 and 2022, respectively.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for share-based payments:

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

For graded vesting awards with no market or performance conditions, the Company recognizes the related share-based compensation expense on a straight-line basis over the requisite service period of the awards. For awards with performance conditions the share-based compensation expense is recognized if and when the Company concludes that it is probable that the performance condition will be achieved and where the performance condition awards include graded vesting, the share-based compensation expense is recognized based on the accelerated method. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the share price, volatility and the expected option term.

		Year ended December 31,
		2020	2021	2022

Expected term (years)	1	2.0-6.2	5.0-6.3	5.5-6.1
Expected volatility	2	90.8%-102.1%	85.5%-89.2%	43.5%-87.8%
Risk-free interest rate	3	0.1%-0.5%	0.8%-1.4%	1.6%-3.8%
Expected dividend yield	4	0%	0%	0%

These assumptions and estimates were determined as follows:

1)	Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

2)	Expected volatility — Since the Company has a limited trading history of its Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the implied volatility of our publicly traded warrants as well as the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3)	Risk-free interest rate — The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

4)	Expected dividend yield — The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

5)	Fair value of Ordinary shares — The Company’s Ordinary shares have a limited history of being publicly traded. Prior to the consummation of the Merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.

Total share-based compensation expenses related to employees, consultants and other service providers for the years ended December 31, 2020, 2021 and 2022, amounted to $596, $812 and $6,748, respectively.

m.	Convertible Preferred shares and Convertible Preferred shares warrant liability:

The Company’s Preferred shares were considered a “freestanding financial instrument” pursuant to ASC 480 “Distinguishing Liabilities from Equity” and were redeemable in a deemed liquidation event, which is not under the control of the Company; thus, the Company classified the shares outside permanent equity pursuant to ASC 480-10-S99. As of December 31, 2021, and 2020, the Company did not adjust the carrying values of the shares to the deemed liquidation values of such shares since a deemed liquidation event was not probable.

The Company’s Warrants to purchase the Company’s Convertible Preferred shares were considered a “freestanding financial instrument” pursuant to ASC 480. The Warrants were classified as a liability on the balance sheet, initially and subsequently measured at fair value through earnings, as the underlying shares are contingently redeemable (upon a deemed liquidation event, which is not under the Company’s control) and, therefore, embody an obligation that is indexed to an obligation to repurchase the Company’s shares by transferring assets. The change in fair value of the Warrants was recognized as a component of financial expenses, net, in the statements of operation (see note 9 and 10).

At the Closing Date, all Convertible Preferred shares were converted into Ordinary shares of the Company, and all Warrants to purchase Convertible Preferred shares were converted into Warrants to purchase Ordinary shares of the Company.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Ordinary share warrants classification and measurement:

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

The Company has classified the SPAC warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

As of December 31, 2021 and 2022, the Company has 718,964 and 2,391,857 warrants classified as equity, respectively.

In addition, as of December 31, 2022, the Company has 13,605,561 and 2,142,000 public and private warrants, respectively, which are classified as a liability (see also notes 8 and 9).

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Fair value of financial instruments:

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist among others of cash equivalents, restricted cash, other accounts receivable, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short-term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs.

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2021, and 2022 no liability for unrecognized tax benefits was recorded.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentration of credit risks:

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

Severance pay expense for the years ended December 31, 2020, 2021 and 2022 amounted to $194, $318 and $418, respectively.

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

As of December 31, 2021 and 2022, no provision was recorded.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net loss per share:

Prior to the consummation of the Merger Agreement, the Company computed net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between Ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its Convertible Preferred shares to be participating securities as the holders of the Convertible Preferred shares would have been entitled to dividends that would be distributed to the holders of Ordinary shares, on a pro-rata basis, on an as-converted basis. These participating securities did not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

Following the consummation of the Merger Agreement, the Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of Ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of Ordinary shares are anti-dilutive.

u.	Recently adopted Accounting Standards:

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for all leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application.

The Company adopted the standard as of January 1, 2022, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the “package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2021 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative.

The standard had a material impact on the Company’s consolidated balance sheets which resulted in the recognition of ROU assets and lease liabilities of $6,089 on January 1, 2022, which included reclassifying deferred rent and rent prepayments as components of the ROU assets.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company early adopted the guidance for the year ended December 31, 2022, and interim periods in fiscal years beginning January 1, 2022, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU did not have a material impact on the Company’s consolidated financial statements.

NOTE 3: -	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2021	2022

Government authorities	$458	$281
Prepaid expenses	227	784
Other receivables	22	32

	$707	$1,097

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2022
Cost:

Manufacturing equipment	$7,238	8,008
Computers and software	394	443
Laboratory equipment	719	761
Furniture and office equipment	50	57
Cars	57	93

	8,458	9,362

Accumulated depreciation	912	1,891

Depreciated cost	$7,546	7,471

Depreciation expenses amounted to $86, $776 and $979 for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTE 5: -	LEASE

The Company has entered into non-cancelable lease agreements for its offices and motor vehicles with lease periods expiring at various dates through May 2035.

The components of operating lease costs were as follows:

Year ended December 31, 2022

Operating lease cost	775
Variable lease cost	18

Total net lease costs	793

Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2022

Operating lease ROU assets	5,810
Operating lease liabilities, current	669
Operating lease liabilities, long-term	4,524
Weighted average remaining lease term (in years)	11.5
Weighted average discount rate	5.1%

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	LEASE (Cont.)

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2022, are as follows:

Operating leases

2023	$688
2024	613
2025	568
2026	571
2027 and thereafter	4,533
Total undiscounted lease payments	6,973
Less: imputed interest	(1,780)

Present value of lease liabilities	$5,193

NOTE 6: -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2021	2022

Employees and payroll accruals	$788	$907
Accrued expenses	2,366	1,276
Others	48	63

	$3,202	$2,246

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	A guarantee in the amount of $850 was issued by a bank to secure rent payments.

b.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $5,155 through December 31, 2022. In return, the Company is committed to pay IIA royalties at a rate of 3-3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2022, no royalties have been paid or accrued.

In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest at LIBOR rate). The Company’s liability to the IIA as of December 31, 2022, including royalty-bearing grants received by the Company, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $5,794.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Under the February 2, 2016 intellectual property purchase agreement with Althera, the Company is obligated to pay Althera a fixed rate of 2% (plus VAT) of Company’s future gross revenues (as defined in the agreement) that are derived from the purchased intellectual property, up to a maximum amount of $1,500 (plus VAT), in the aggregate, with the potential to set off against certain payments made by the Company to the IIA.

d.	The Company also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which the Company is obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of the Company’s products (as defined in the agreement) by the Company and its affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to the Company, on a country-by-country, product-by-product basis. The Company is also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of Company products sold by the Company’s licensees in a given year) on any royalties or revenues received by the Company from its licensees.

e.	Under an Operations Partner Agreement between the Company and services provider HekaBio K.K. of May 21, 2019, the Company makes certain payments to HekaBio K.K. in exchange for consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, if HekaBio K.K. successfully assists the Company in obtaining regulatory marketing approval of the Company’s products in Japan, then the Company is to grant to HekaBio K.K. options to acquire 271,588 of the Company’s Ordinary shares at a price of $4.42 each, and to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by the Company from distribution receipts (as defined in the agreement) for such products in Japan.

f.	On November 18, 2018 and July 29, 2019, the Company entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein the Company will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including the Company), and BGN will receive 0.75% royalties on all sales of the Company’s alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that the Company will continue to conduct research at Ben Gurion University for as long as the researchers wish to, and the parties have agreed on a research budget in good faith.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

g.	On December 1, 2020, the Company entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in the Company’s net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of the Company’s net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

h.	On August 16, 2022, the Company entered into a collaboration agreement with MIM Software, Inc. (“MIM”) to provide treatment planning software for clinical sites using the Alpha DaRT therapy. Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony® and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to MIM to be agreed between the parties upon initiating certain workstreams, as well as payments to MIM upon commercial sale of the Alpha DaRT bundled with MIM’s software products.

NOTE 8: -	WARRANTS LIABILITY

In March 2022, in conjunction with the Merger with HCCC, the Company issued 13,749,984 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within 5 years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option. During the year ended December 31, 2022, a total of 144,423 Public Warrants were exercised into 144,423 ordinary shares of the Company.

As of December 31, 2022, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

Public Warrants

Each whole warrant will entitle the registered holder to purchase one Ordinary share. No fractional warrants will be issued and only whole warrants will trade. No warrant will be exercisable and the Company will not be obligated to issue an Ordinary share upon exercise of a warrant unless the Ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event is the Company required to net cash settle any warrant. During any period if the Company has failed to maintain an effective registration statement, warrant holders will be able to, until such time there is an effective registration statement, exercise their warrants on a “cashless basis.”

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: -	WARRANTS LIABILITY (Cont.)

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	In whole and not in part;

●	At a price of $0.01 per warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	If, and only if, the closing price of the Ordinary shares equals or exceeds $18.00 per share (subject to standard adjustments) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption for cash the Company’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If the Company’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of Ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Private Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants.

The Private Warrants will not be redeemable by the combined company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the combined company and exercisable by such holders on the same basis as the Public Warrants. If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice our warrant exercise is sent to the warrant agent.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -	FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2021 and 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2021
	Level 1	Level 2	Level 3
	Audited

Warrants to convertible preferred shares	$-	$-	$18,623

	December 31, 2022
	Level 1	Level 2	Level 3

Warrants Liability – Public Warrants	$3,403	$-	$-
Warrant Liability – Private Warrants	-	-	2,227

Total	$3,403	$-	$2,227

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

The Private warrants were valued using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private warrants is the expected volatility of the Ordinary shares. The expected volatility was implied from a blend of the Company’s own Ordinary share and Public Warrant pricing, and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business.

The Warrants to convertible preferred shares were converted into an identical number of warrants convertible into ordinary shares of the Company. After conversion the converted warrants were valued using a Black Scholes Option Pricing Model. The Black Scholes model’s primary unobservable input utilized in determining the fair value of the Warrants to convertible preferred shares is the expected volatility of the Ordinary shares. The expected volatility was implied from the Company’s own Ordinary shares and Public Warrants pricing, and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business.

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	CONVERTIBLE PREFERRED SHARES AND WARRANTS

a.	The Composition of the Company’s Convertible Preferred shares is as follows:

	December 31, 2021		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Carrying amount	Liquidation preference
	Number of shares

Series A Convertible Preferred shares of no-par value *)	16,295,256	7,229,885	-	-	-	-
Series B Convertible Preferred shares of no- par value *)	9,052,920	6,509,301	-	-	-	-

Total	25,384,176	13,739,186	-	-	-	-

*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also Note 10, Shareholders’ Deficiency, for details.

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

Upon completion of the Merger, all convertible preferred shares outstanding, totaling 13,739,186 shares, were automatically converted into 14,270,797 Ordinary shares and their carrying value of $53,964 was reclassified into shareholders’ equity.

Pursuant to the Company’s Amended and Restated Articles of Incorporation in effect before the completion of the Merger (the “Previous AoA”), a deemed liquidation event would occur, inter alia, upon the closing of the transfer of the Company’s securities to a person or a group of affiliated persons, in one or a series of related transactions, if immediately after such transaction, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company and upon the occurrence of the events listed in the Previous AoA. For the year ended December 31, 2021, the Company did not adjust the carrying values of the Convertible Preferred shares to the deemed liquidation values of such shares since a deemed liquidation event was not probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate liquidation values would have been made only when it becomes probable that such a deemed liquidation event will occur.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	CONVERTIBLE PREFERRED SHARES AND WARRANTS (Cont.)

b.	Warrants to purchase Preferred A shares:

Under the 2018 SPA, the Company had initially granted the Preferred A share investors an aggregate number of 3,614,960 Warrants convertible into Preferred A shares of the Company (“Preferred A Warrants”), with an exercise price of $5.04. The number of Warrants issued is subject to similar adjustments as the conversion ratio of the Preferred A shares.

In connection with the 2020 SPA, the Warrants agreement was modified, and the Company subsequently granted the Preferred A share investors approximately 7% additional Preferred A Warrants, increasing the aggregate number of Preferred A Warrants to 3,880,777, and reducing the exercise price to $3.87 per share. Since the Warrants were classified as a liability and subsequently measured at fair value through earnings, the effect of the Preferred A Warrants modification was reflected in the fair value of the Warrants and recognized in earnings. The Warrants may be converted at any time until September 16, 2024.

Upon completion of the Merger, the 3,880,777 warrants convertible into Preferred A Shares of the Company were converted into an identical number of warrants convertible into ordinary shares of the Company until September 2024 at an exercise price of $3.87.

Prior to conversion into warrants convertible into ordinary shares, the warrants were remeasured and resulted in financial expenses in the amount of $16,547.

During the year ended December 31, 2022, a total of 1,556,817 of such warrants were exercised into 1,160,016 ordinary shares of the Company.

As of December 31, 2022, a total of 2,323,960 such warrants are outstanding.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	SHAREHOLDERS’ (DEFICIENCY) EQUITY

a.	Ordinary share capital is composed as follows:

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

	December 31, 2021		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of no-par value *)	72,423,360	40,528,913	362,116,800	69,105,000

*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022.

b.	Ordinary shares rights:

(i)	The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

(ii)	In July 2019, HekaBio K.K. invested an amount of $5,250 into the Company, in exchange for 1,302,132 Ordinary shares and 651,067 Warrants to Ordinary shares of the Company. During the year ended December 31, 2022, all 651,067 Warrants were exercised into 308,540 ordinary shares of the Company.

c.	Share option plans:

The Company has authorized through its 2021 Share Option Plan (the “Plan”), an available pool of Ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees of up to 18,192,586 Ordinary shares. The options granted generally have a four-year vesting period and expire ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant. As of December 31, 2022, 13,160,768 of the Company’s Ordinary shares are available for future grants.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	SHAREHOLDERS’ (DEFICIENCY) EQUITY (Cont.)

A summary of the status of options under the Plan as of December 31, 2022 and changes during the relevant period ended on that date is presented below:

	Year ended December 31, 2022
Employees	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	5,325,572	$4.97	$17,854	7.42
Granted	2,017,144	$8.57
Exercised	(24,100)	$1.12
Transfer between employee and service provider	(505,265)	$3.91
Forfeited and cancelled	(187,832)	$8.02

Outstanding at end of year	6,625,519	$6.08	$1,743	7.39

Exercisable options	3,931,292	$4.33	$1,740	6.35

		Year ended December 31, 2022
Service providers	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	721,197	$4.34	$2,695	6.61
Granted	385,813	$5.53
Exercised	-	-
Transfer between employee and service provider	505,265	$3.91
Forfeited and cancelled	-	-

Outstanding at end of year	1,612,275	$4.49	$845	6.60

Exercisable options	1,116,997	$3.58	$845	5.32

A summary of the status of RSUs under the Plan as of December 31, 2022 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year	1,031,250
Granted	154,891
Vested	(232,360)
Forfeited and cancelled	(28,914)

Outstanding at end of year	924,867

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	SHAREHOLDERS’ (DEFICIENCY) EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2020, 2021 and 2022, was comprised as follows:

	Year ended December 31,
	2020	2021	2022

Research and development	$372	$654	$4,289
Marketing expenses	20	7	210
General and administrative	204	151	2,249

Total share-based compensation expense	$596	$812	$6,748

As of December 31, 2022, there were unrecognized compensation costs of $16,301, which are expected to be recognized over a weighted average period of approximately 3.03 years. The weighted average exercise price of the Company’s options granted during the years ended December 31, 2020, 2021 and 2022 was $4.42, $9.81 and $8.08, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2020, 2021 and 2022, was $0.76, $4.45 and $3.76, respectively.

d.	Warrants to investors:

(i)	As part of 2016 investment round, the Company granted the investors 6,789,694 Warrants. In December 2019, these Warrants were exercised into 5,316,493 Ordinary shares of no-par value, of them 1,412,520 were exercised on a cash basis in consideration of approximately $1,560, and 5,377,174 were exercised on a cashless basis at a ratio of approximately 0.73 Ordinary share per exercised Warrant.

(ii)	As part of the 2018 SPA, the Company granted 9,053 Warrants to Ordinary shares to a public service foundation in Israel. The Warrants were exercised on July 15, 2021 into 9,053 Ordinary shares of no-par value with no consideration.

(iii)	In July 2019, as part of the investment round of HekaBio K.K, the investors received 651,067 Warrants to Ordinary shares with an exercise price of $5.04 to be exercise within 4 years from grant date. During the year ended December 31, 2022, all 651,067 Warrants were exercised into 308,540 ordinary shares of the Company.

(iv)	In April 2020, 879,609 Warrants were exercised into 556,548 Ordinary shares of no-par value, for $30 received in cash and the rest exercised on a cashless basis.

(v)	Upon completion of the Merger, the 3,880,777 warrants convertible into Preferred A Shares of the Company were converted into an identical number of warrants convertible into ordinary shares of the Company until September 2024 at an exercise price of $3.87 (see also notes 2 n and 10).

During the year ended December 31, 2022, a total of 1,556,817 of such warrants were exercised into 1,160,016 ordinary shares of the Company.

As of December 31, 2022, a total of 2,323,960 such warrants are outstanding.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	SHAREHOLDERS’ (DEFICIENCY) EQUITY (Cont.)

(vi)	During the year ended December 31, 2022, a total of 144,423 Public Warrants were exercised into 144,423 ordinary shares of the Company.

e.	Warrants to consultants:

(i)	In April 2016, 67,897 Warrants to Ordinary shares were issued to a consultant for services received to be exercised within 7 years from grant date.

(ii)	In November 2020, 90,529 Warrants were exercised into 67,897 Ordinary shares of no-par value, all on a cashless basis.

NOTE 12: -	INCOME TAXES

a.	Tax rate applicable to Company:

The corporate tax rate in Israel in 2020, 2021 and 2022 was 23%.

The Company has the status of a “Preferred Company” and “Preferred Technological Enterprise”, as defined in the Law for the Encouragement of Capital Investments, 5719-1959 and is subject to a reduced tax rate. The reduced tax rates at development area A in which the Company’s offices are located is 7.5%, subject to various conditions.

b.	Income taxes on non-Israeli subsidiaries:

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Tax rate applicable to ATM Inc.:

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

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -	INCOME TAXES (Cont.)

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

c.	The components of the net loss (income) before tax on income were as follows:

	Year ended December 31,
	2020	2021	2022

Domestic (Israel)	$9,322	$27,089	$33,100
Foreign	(598)	175	642

Total	$8,724	$27,264	$33,742

Income tax expense was as follows:

	Year ended December 31,
	2020	2021	2022
Current:

Israel	$-	$-	$-
Foreign	158	7	20

Total current income tax expense	158	7	20

Deferred:

Domestic (Israel)	-	-	-
Foreign	-	-	-

Total deferred income tax expense	-	-	-

Income tax expense	$158	$7	$20

d.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2022 in the amount of approximately $51,256 which may be carried forward and offset against taxable income in the future for an indefinite period.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2021	2022

Reserves and allowances	$18	$22
R&D expenses	399	1,018
Intangible assets	31	50
Stock-based compensation	33	94
Lease liability	-	473
Loss carryforward	3,322	3,950

Deferred tax assets before valuation allowance	3,803	5,607
Less - valuation allowance	(3,803)	(5,084)

ROU Asset	-	(523)

Net deferred tax assets	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

In 2021 and 2022 the main reconciling item for the Company’s tax rate is tax loss carryforwards and temporary differences, for which a full valuation allowance was provided.

f.	Tax assessment:

The Company has tax assessments through 2017 that are considered to be final.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2020	2021	2022
Financial expenses:

Foreign currency translation loss, net	$-	$412	$-
Remeasurement of Warrants	203	13,257	3,788
Others	14	16	21

Total financial expenses	217	13,685	3,809

Financial income:

Foreign currency translation profit, net	101	-	413
Interest from deposits	613	211	1,790
Others	23	-	-

Total financial income	737	211	2,203

Financial (income) expenses, net	$(520)	$13,474	$1,606

NOTE 14: -	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Year ended December 31,
	2020	2021	2022
Numerator:

Net loss	$(8,882)	$(27,271)	$(33,762)

Denominator:

Weighted-average shares used in computing net loss per share, basic and diluted	40,274,935	40,534,697	63,534,875

Net loss per share, basic and diluted	$(0.22)	$(0.67)	$(0.53)

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: -	BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

The potential shares of Ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2020	2021	2022

Convertible Preferred shares	13,739,186	13,739,186	-
Outstanding share options	4,724,414	6,046,769	8,237,794
RSU	-	1,031,250	924,867
Warrant to Preferred A shares	3,880,777	3,880,777	-
Warrants	651,067	651,067	18,071,521

	22,995,444	25,349,049	27,234,182

NOTE 15: -	GEOGRAPHIC INFORMATION

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

The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2021	2022

Israel	$5,842	$10,982
United States	1,699	1,759
Japan	5	541

Total property and equipment, net and right-of-use assets	$7,546	$13,281

Property and equipment, net and right-of-use assets are attributed to the geographic location in which they are located.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: -	RELATED PARTIES

Transactions with related parties include employment agreements with relatives of certain directors or officers, each duly approved by the Board of Directors or its Audit Committee, as follows:

	Year ended December 31,
	2021	2022

Research and development, net	113	265

Balances with the related parties were as follows:

	As of December 31,
	2021	2022

Employees and payroll accruals	11	8