Form 20-F/A
period 2022-12-31
Alpha Tau Medical Ltd.
filed 2023-03-23
CIK 1871321

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Alpha Tau Medical Ltd. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 9, 2023 (the “Original Filing”). The Company is filing this Amendment to amend Item 5. Operating and Financial Review and Prospects solely to provide the location of information pertaining to the Company’s Operating and Financial Review and Prospects the year ended December 31, 2020. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to the Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Except as described above, the Amendment speaks as of the original date of the Original Filing and does not, and does not purport to, amend, update or restate any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on March 9, 2023. Accordingly, the Amendment should be read in conjunction with the Original Filing and with any reports furnished by the Company to the SEC subsequent to the Original Filing.

PART I

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

For a discussion of our results of operations for the year ended December 31, 2020, including a year-to-year comparison between 2021 and 2020 refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 28, 2022.

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 23, 2023

ALPHA TAU MEDICAL LTD

By:	/s/ Uzi Sofer
	Name:	Uzi Sofer
	Title:	Chief Executive Officer

3