Form 20-F
period 2023-12-31
Alpha Tau Medical Ltd.
filed 2024-03-07
CIK 1871321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had outstanding 69,670,612 ordinary shares, no par value.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, and references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023.

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

Important factors that could cause such differences include, but are not limited to:

●	We have incurred significant losses since inception and expect to incur losses over the next several years. Accordingly, we may not be able to achieve or sustain revenues or profitability in the future;

●	We may need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of the Alpha DaRT technology or other product discovery and development programs or commercialization efforts;

●	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess its future viability;

●	Our approach to the development of its proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;

●	The commercial success of our Alpha DaRT technology, if authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;

●	The market opportunities for our Alpha DaRT technology may be smaller than anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

●	We do not currently engage in commercial marketing activities or sales efforts and have no experience in marketing our products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved or certified for commercial sale, we may not be able to generate product revenue;

●	We currently conduct and in the future intend to continue conducting pre-clinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities or notified bodies may not accept data from such trials;

●	Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for its Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business;

●	If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates we develop, we will be unable to market and sell such product candidates outside of the United States;

●	If in the future Alpha DaRT is approved or certified for commercial sale but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue;

●	We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;

●	If we are unable to obtain and maintain patent or other intellectual property protection for our Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates that we may develop, and our technology may be adversely affected;

●	We will continue to incur increased costs as a result of operating as a public company, and our management will continue to devote substantial time to new compliance initiatives; and

●	Conditions in Israel could materially and adversely affect our business.

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

We have incurred significant net losses in each period since we commenced activity in 2016. Our net losses were $33,762 and $29,157 for the years ended December 31, 2022 and December 31, 2023, respectively. As of December 31, 2023, we had an accumulated deficit of $115,759. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:

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

In addition, we regularly maintain cash, cash equivalents and bank deposits at financial institutions in the United States, Israel and other multi-national institutions. Our funds at these institutions exceed insured limits and some are not insured at all. In the event of failure of any financial institution where we maintain our cash and cash equivalents or bank deposits, there can be no assurance that we would be able to access uninsured funds in such financial institution in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

We have not generated any revenue to date and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain marketing authorization in the United States and similar authorization or certification in other target jurisdictions, and then successfully commercialize, our Alpha DaRT technology for at least one indication. Our Alpha-DaRT technology is currently in clinical trials for a number of forms of cancer, including skin, oral, pancreatic, prostate, lung, liver and breast cancers, and preclinical or pending clinical studies for brain and other cancers, which will all require additional preclinical or clinical studies, clinical development and regulatory review and authorization or certification, substantial investment, access to sufficient commercial manufacturing capacity and significant commercialization and marketing efforts before we can generate any revenue from product sales.

We are conducting clinical trials in a number of forms of cancer and, as such, face significant development risks as our Alpha DaRT technology advances further through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

●	timely completion of our current and future preclinical studies and clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;

●	our ability to pre-clinical studies and successfully submit Investigational Device Exemptions, or IDEs, or comparable applications to allow us to initiate clinical trials for our Alpha DaRT technology or any future products or product candidates, including similar requirements as applicable in foreign jurisdictions;

●	being required by the U.S. Food and Drug Administration, or FDA, or similar foreign regulatory authorities or bodies to conduct additional clinical trials or other studies beyond those planned to support the potential marketing authorization or certification and commercialization of our Alpha DaRT technology or any future products or product candidates we develop or acquire;

●	our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities or other bodies the safety and efficacy of our Alpha DaRT technology or any future products or product candidates, if required;

●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our Alpha DaRT technology or future products or product candidates, if any;

●	the timely receipt of necessary marketing authorizations from the FDA or authorizations or certifications from similar foreign regulatory authorities or other bodies;

●	the willingness of physicians, operators of clinics and patients to utilize or adopt our Alpha DaRT technology or future products or product candidates as potential cancer treatments;

●	the availability of coverage and adequate reimbursement and pricing by third-party payors, including government authorities;

●	our ability, and the ability of third parties with whom we may choose to contract, to manufacture adequate clinical and commercial supplies of our product using Alpha DaRT technology or any future products or product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMP, or similar foreign requirements;

●	our ability to successfully develop a commercial strategy and thereafter commercialize our Alpha DaRT technology or any future products or product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and

●	our ability to establish and enforce intellectual property rights in and to our Alpha DaRT technology or any future products or product candidates.

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

We believe that our existing cash and cash equivalents will enable us to fund its operating expenses and capital expenditure requirements into 2026. Our estimates may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage medical device oncology therapy company with a limited operating history. We commenced operations in 2016, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting research activities, filing patent applications, developing our Alpha DaRT technology, identifying target indications, initiating and conducting our clinical trials, undertaking preclinical studies and establishing manufacturing infrastructure and capacity to produce our Alpha DaRT technology. We have not yet demonstrated our ability to successfully complete a pivotal trial in the United States, obtain marketing authorizations (other than in Israel) or similar authorizations or certifications in other foreign jurisdictions, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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

If we are unable to establish internal sales and marketing capabilities to our satisfaction, we will pursue collaborative arrangements regarding the sales and marketing of our products, if licensed, as we have done in Canada and Israel, and are currently examining such potential arrangements in certain Asian markets. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our Alpha DaRT technology ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our Alpha DaRT technology.

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

The regulations to which we are subject are complex, and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales, if our product candidate receives marketing authorization or certification. The FDA and foreign regulatory authorities enforce their regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we or any contract manufacturers we may utilize will be found compliant in connection with any future FDA or foreign inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our Alpha DaRT technology or any future products or product candidates, if they obtain marketing authorization or certification, and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances, approvals or certifications; withdrawals or suspensions of clearances, approvals or certifications, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

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

In the EU, devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. In particular, no substantial change must be made to the device as such a modification would trigger the obligation to obtain a new certification under the EU Medical Devices Regulation and therefore to have a notified body conducting a new conformity assessment of the devices. Once our devices are certified under the EU Medical Devices Regulation, we must inform the notified body that carried out the conformity assessment of the devices that we market or sell in the EU and EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the EU Medical Devices Regulation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements laid down in the Annexes to the EU Medical Devices Regulation. The notified body may disagree with our proposed changes and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

From January 1, 2021 onwards, the Medicines and Healthcare Products Regulatory Agency, or MHRA became the sovereign regulatory authority responsible for the Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transitional period on January 1, 2021, new regulations require all medical devices to be registered with the MHRA before being placed on the Great Britain market. The MHRA will only register devices where the manufacturer or their United Kingdom, or UK, Responsible Person has a registered place of business in the UK. Manufacturers based outside the UK must appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA.

On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. MHRA seeks to amend the UK Medical Devices Regulations 2002 (which are based on EU legislation, primarily the EU Medical Devices Directive 93/42/EC and the EU In Vitro Diagnostic Medical Devices Directive 98/79/EC), in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform IVD regulation and foster sustainability through the reuse and remanufacture of medical devices. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but the MHRA has confirmed that the core elements of the new regime are now likely to apply from July 2025. Devices bearing CE marks issued by EU notified bodies under the EU Medical Devices Regulation or EU Medical Devices Directive are now subject to transitional arrangements. The UK Government has introduced legislation that provides that CE-marked medical devices may be placed on the Great Britain market on the following timelines:

●	general medical devices compliant with the EU Medical Devices Directive or EU Active Implantable Medical Devices Directive with a valid declaration and CE marking can be placed on the Great Britain market up until the sooner of expiry of the certificate or June 30, 2028; and

●	general medical devices, including custom-made devices, compliant with the EU Medical Devices Regulation can be placed on the Great Britain market up until June 30, 2030.

Following these transitional periods, it is anticipated that all medical devices will require a UK Conformity Assessed, or UKCA, mark in order to be placed on the market in Great Britain. Manufacturers may choose to use the UKCA mark on a voluntary basis prior to entry of the new regulations on July 1, 2025. However, from July 2025, products that do not have existing and valid certification under the EU Medical Devices Directive or EU Medical Devices Regulation and, therefore, are not subject to the transitional arrangements will be required to carry the UKCA mark if they are to be sold into the market in Great Britain. For products to be sold into the market in Northern Ireland, CE marking will continue to be recognized as a result of the Northern Ireland Protocol implemented following the UK’s exit from the EU. UKCA marking will not be recognized in the EU. Following the transitional period, compliance with the UK regulations will be a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in Great Britain.

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

The initiation and completion of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

●	we may be required to submit an IDE to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials; similar requirements may apply in foreign jurisdictions;

●	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

●	regulators and/or IRBs, or other bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

●	we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	clinical trials may produce negative or inconclusive results, and we may decide, or regulators or notified bodies may require us, to conduct additional clinical trials or abandon product development programs;

●	the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	we might have to suspend or terminate clinical trials for various reasons, including occurrence of adverse events or other findings that the subjects in our clinical trials are being exposed to unacceptable health risks;

●	we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB, or other bodies and/or regulatory authorities for re-examination;

●	regulators, IRBs, other bodies or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

●	the cost of clinical trials may be greater than we anticipate;

●	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

●	we may be unable to recruit a sufficient number of clinical trial sites;

●	regulators, IRBs, or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

●	marketing authorization or certification policies or regulations of FDA or applicable foreign regulatory authorities may change in a manner rendering our clinical data insufficient for marketing authorization or certification; and

●	our current or future products may have undesirable side effects or other unexpected characteristics.

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

Any marketing authorization or certification we may receive for a product candidate will be limited to specified indications for use. We plan to train our sales and marketing personnel, as well as any direct sales force which may be hired in the future, to not promote our devices for uses outside of the FDA (or foreign regulatory authorities)-authorized or -certified indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label, which could harm our reputation in the marketplace among physicians and patients.

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

In addition, the EU regulatory landscape concerning medical devices evolved and on May 26, 2021, the EU Medical Devices Regulation (Regulation 2017/745) became applicable, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive (See “—Regulation of Medical Devices in the European Union”) and these modifications may have an effect on the way we conduct our business in the EU and the EEA. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates, and any resurgence of the virus or emergence of new variants may lead to further inspectional or administrative delays. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, other regulatory authorities or notified bodies from conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, foreign regulatory authorities and notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

In the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices Regulation. Their designation process, which is significantly stricter under the new Regulation, has experienced considerable delays due to the COVID-19 pandemic. Despite a recent increase in designations, the current number of notified bodies designated under the new Regulation remains significantly lower than the number of notified bodies designated under the previous regime. The current designated notified bodies are therefore facing a backlog of requests as a consequence of which review times have lengthened. This situation may impact the way we are conducting our business in the EU and the EEA and the ability of our notified body to timely review and process our regulatory submissions and perform its audits.

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

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved or certified. Such laws include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

●	the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

●	the U.S. Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, as defined by such law, certain non-physician providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require medical device and pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug and device manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws that require the registration of sales representatives; and

●	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

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

For instance, on December 13, 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including certain high-risk medical devices, and provides the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

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

In Europe, the General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. In July 2020, the Court of Justice of the European Union, or CJEU limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we conduct our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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

Furthermore, if we are required to change the manufacturer of a critical component of our product candidates, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our implant systems in a timely manner. We currently do not carry inventory for components for more than three months at any given time. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our product candidates or could require that we modify their design. If the change in manufacturer results in a significant change to any product after its authorization or certification for marketing, a new clearance or approval from the FDA or similar international regulatory authorization or certification may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely manner or cost-effectively.

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

If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities or other bodies may require us to perform additional clinical trials before approving our marketing applications or certifications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our product candidates must be produced in accordance with cGMP requirements known as the QSR, or similar foreign requirements. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization or certification process. Moreover, our business may be implicated if any of these third parties violates federal, state or foreign fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

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

To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business. We may in the future also license or purchase patents and patent applications owned or controlled by others. As of December 31, 2023, our patent portfolio included 108 issued patents, and 221 pending patent applications including three allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Mexico, India, Hong Kong, Singapore, South Africa and the African Regional Intellectual Property Organization, or the ARIPO. Some of our earlier filed patents are expected to expire between 2024 and 2026, subject to patent term extensions and adjustments that may be available in certain jurisdictions. When key patents covering our core technology expire, competitors and other third parties may be able to make competing products and encroach on our market share.

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

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such lawsuits will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protections, particularly those relating to biopharmaceutical products. This difficulty with enforcing patents could make it difficult for us to stop the infringement of our patents or marketing of competing products otherwise generally in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

We conduct the majority of our operations at our facility in Israel. The region is headquarters to many other biopharmaceutical and medical device companies and many academic and research institutions. Competition for skilled personnel in the healthcare market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to Israeli or similar immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to Israeli or similar foreign immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not Israeli citizens.

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that, except with regards to compliance with relevant notice periods contained therein, any of our employees could leave our employment at any time. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

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

Expectations, regulations, and scrutiny relating to environmental, social and governance (ESG) may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, clients, regulators, employees and other key stakeholders or third parties concerning corporate responsibility, specifically related to environmental, social and governance, or ESG, factors, including those relating to climate change, supply chain matters, and human capital management. Such increased scrutiny may result in increased costs, increased risk of litigation, or reputational damage relating to our ESG practices or performance, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. For example, there is an increased emphasis on corporate responsibility ratings and a number of third parties provide reports on companies in order to measure and assess corporate responsibility performance. In addition, the ESG factors by which companies’ corporate responsibility practices are assessed are constantly evolving, which could result in greater or conflicting expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. Alternatively, if we are unable to satisfy such new criteria or expectations, investors and other key stakeholders or third parties may conclude that our policies with respect to corporate responsibility are inadequate. We risk damage to our brand and reputation if our corporate responsibility procedures or standards do not meet the standards set by various constituencies. We may be required to make investments in matters related to ESG, which could be significant and adversely impact our results of operations. Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, if we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

Additionally, the emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements in various jurisdictions. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers, customers and business partners, which may augment or cause additional impacts on our business, financial condition or results of operations.

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

We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Although we expend significant resources to create security protections that shield our data against potential theft and security breaches, such measures cannot provide absolute security. Moreover, given that we have outsourced our information systems to vendors and rely on cloud-based information systems, we face related security risks which require us to expend resources to protect our technology and information systems.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, CMOs and other contractors and consultants, could be subject to regional wars, terrorist attacks, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

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

International sales and operations are subject to a variety of risks, including:

●	foreign currency exchange rate fluctuations;

●	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

●	burdens and costs of compliance with a variety of foreign laws;

●	foreign tax laws and potential increased costs associated with overlapping tax structures;

●	greater difficulty in staffing and managing foreign operations;

●	greater risk of uncollectible accounts;

●	longer collection cycles;

●	logistical and communications challenges;

●	changes in labor conditions;

●	political and economic instability, including, without limitation, due to natural disasters or other catastrophic events, such as the ongoing war between Israel and Hamas, the Russian invasion of Ukraine and world sanctions on Russia, Belarus, and related parties, terrorist attacks, pandemic diseases, hurricanes, fire, floods, pollution and earthquakes;

●	greater difficulty in protecting intellectual property;

●	the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by Our Products; and

●	general economic and political conditions in these foreign markets.

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

Further, as a result of the invasion of Ukraine by Russia, the United States and other countries have imposed sanctions on Russia, including its major financial institutions and certain other businesses and individuals. Russia may respond in kind, and the continuation of the conflict may result in additional sanctions being enacted by the United States, other North Atlantic Treaty Organization member states, or other countries. We cannot predict the impact of Russian activities in Ukraine and any heightened military conflict or geopolitical instability that may follow, including heightened operating risks and production disruptions in Russia and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, higher energy costs, higher manufacturing costs, disruptions in raw materials supplies, increased raw material costs and higher supply chain costs. Although we do not presently foresee direct material adverse effects upon our business, financial condition, or results of operations as a result of developments in Ukraine and the consequent controls and sanctions, these factors may affect companies in many sectors and could lead to increased market volatility and uncertainty, which could affect us in turn.

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

Occurrence of any catastrophic event, including a global pandemic like the COVID-19 pandemic, earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war or terrorist attack, explosion or pandemic could impact our business. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume operations. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

Risks Related to Being a Public Company

We are incurring increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company subject to reporting requirements in the United States, we are incurring significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel needs to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have substantially increased our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs have increased our net loss. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance and we have been forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

An active market for our securities has not developed to provide adequate liquidity.

An active trading market may not be sustained for our securities. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling our securities and may impair our ability to acquire other companies by using our shares as consideration.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions of our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and, after we are no longer an “emerging growth company” as defined in the JOBS Act, annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that is required to include in the periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

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

Certain provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See the section titled “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Certain Material Israeli Tax Considerations” for additional information.

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

The stock markets, including Nasdaq on which we have listed our ordinary shares and our warrants under the symbol “DRTS,” and “DRTSW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our ordinary shares and our warrants, the market price of our ordinary shares and our warrants may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares and our warrants may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares and our warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of the ordinary shares and warrants as of the date immediately following the date of this Annual Report. We cannot assure you that the market price of our ordinary shares and our warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;

●	additions and departures of key personnel;

●	failure to comply with the requirements of Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	publication of research reports about us;

●	the performance and market valuations of other similar companies;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

●	commencement of, or involvement in, litigation involving us;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, including the war between Israel, Hamas, and other terrorist organizations from the Gaza Strip and elsewhere in the region, acts of terrorism or responses to these events.

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

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our next determination will be made on June 30, 2024. In the future, we would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which has resulted in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

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

Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business, prospects and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Investors must rely on the information in this Annual Report and did not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it was not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of our business or material misstatements or omissions in this Annual Report.

In addition, because there were no underwriters engaged in connection with our Business Combination, prior to the opening of trading on the trading day immediately following the Closing Date, there was no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities did not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There were no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the closing. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not have existed if we became a publicly listed company through an underwritten initial public offering instead of completion of a Business Combination. Further, all of these differences from an underwritten public offering of our securities have resulted in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute your ownership interests and may depress the market price of the ordinary shares.

As of March 1, 2024, we had warrants outstanding to purchase up to an aggregate of 18,061,537 ordinary shares, as well as outstanding ESOP grants to our employees, directors and service providers, of options to purchase a total of 10,462,529 ordinary shares and 789,686 RSUs. Further, we may choose to seek third party financing to provide additional working capital for our business, in which event we may issue additional equity securities. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were a PFIC in 2023. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may continue to be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that it will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, are treated as a controlled foreign corporation for U.S. federal income tax purposes.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of horrific terrorist attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries, and kidnapping of civilians and soldiers, as well as evacuations of tens of thousands of civilians from their homes. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign in response. Since the commencement of these events, there have been additional active hostilities, including along Israel’s northern border with Hezbollah located in Lebanon and southern border (with the Houthi movement which controls parts of Yemen). It is possible that these hostilities will escalate and that additional terrorist organizations and, possibly, countries will actively join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

Many of our employees, including certain management members operate from its offices that are located in Jerusalem, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. Although the current war has not materially impacted our business or operations as of the date of this report, any escalation or expansion of the war could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition, and results of operations.

Currently, the war has impacted the availability of a limited number of our workforce in various ways--a limited number of our workforce in Israel have been called to active duty, and others are supporting friends or family members engaged in the war. While many such military reservists have since been released, some remain obligated to return in the coming months. If the situation escalates, they may be called up for additional reserve duty sooner than expected, additional employees may be called for service, and such persons may be absent for an extended period of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our customers’ expectations, and could cause our competitive position to be impacted and our sales to decrease.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. For example, these events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve, for instance, a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”). Any of these implications on Israel’s economy or financial conditions may have an adverse effect on our ability to effectively conduct our operations.

Moreover, the perception of Israel and Israeli companies by the global community (including, for example, in light of the interim ruling rendered by the International Court of Justice (ICJ) in a case filed by South Africa against Israel in January 2024) may cause an increase in formal and informal sanctions against Israel, Israeli companies and their products and services. Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. Such efforts, particularly if they become widespread, as well as the ICJ ruling and possible future rulings and orders of other tribunals against Israel, and any related significant downturn in the economic or financial condition of Israel, could materially and adversely impact our business operations.

The hostilities with Hamas, Hezbollah and other organizations and countries now and in the past have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of an armed attack, our immediate ability to maintain business continuity may be impaired, and we would likely suffer substantial direct and indirect costs, that may not be recoverable from our commercial insurance. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment by us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee during and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such monetary claims (which will not affect our proprietary rights), which could negatively affect its business.

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

Our legal name is Alpha Tau Medical Ltd. and our commercial name is Alpha Tau Medical.

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

The main address of our principal executive offices is Kiryat HaMada St. 5, Jerusalem, Israel 9777605 and our telephone number is +972 (3) 577-4115. Our agent for service of process in the United States is Alpha Tau Medical, Inc., 1 Union Street 3rd Floor, Lawrence, MA 01840.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We have evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT. Following these initial positive results, we substantially expanded our clinical evaluations in later trials to a much wider patient population. Specifically, we initiated follow-on studies at multiple clinical sites in Israel and around the world, to evaluate Alpha DaRT in cancers of the skin, superficial soft tissue, or oral cavity, regardless of cell type, which includes SCC as well as basal cell carcinoma, melanoma, skin metastases, and others. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. We have also conducted an open-label multi-center pivotal clinical trial in Japan in recurrent head & neck cancer, whose endpoints exceeded the target endpoints for safety and efficacy. On the basis of this trial, and following multiple pre-submission consultation meetings with Japan’s Pharmaceuticals and Medical Devices Agency, or PMDA, per common practice in Japan, we submitted a request to the PMDA in November 2023 for shonin pre-market approval of Alpha DaRT in patients with recurrent head & neck cancer, We anticipate a response to our submission in the second half of 2024. In August 2023, we announced that in long-term follow-up data from 81 lesions treated in 71 patients with unresectable, recurrent, or locally advanced head and neck or skin tumors treated Alpha DaRT across four prospective trials, we observed two-year actuarial local recurrence-free survival of 77% and no grade 2 or higher late toxicities. In addition, we are conducting a first-in-woman study in the United Kingdom to evaluate the feasibility and safety study of Alpha DaRT for the treatment of new and recurrent squamous cell carcinoma of the vulva, using a similar approach to that used in superficial lesions of the skin, head or neck.

We have also evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of solid tumors in internal organs, including the pancreas, prostate, brain, breast, lung and liver. We are currently conducting a safety and feasibility trial of Alpha DaRT treatment of advanced pancreatic cancer at two centers in Montreal, Canada. In November 2023, we announced interim data from the first five patients treated in this trial, indicating successful delivery in all five cases and no product-associated serious adverse events. In addition, we reported that the first five patients received conservative partial tumor coverage, and in patients with higher radium-224 levels, increased tumor responses were observed, with the last three patients presenting two stable disease responses and one partial response at last measurement.

We have engaged with a number of prestigious medical and educational institutions and, as of March 1, 2024, have sixteen clinical studies ongoing worldwide across these two parallel strategies, of generating data in superficial tumors as well as conducting studies in other indications.

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on 20 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed in previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases.

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

We have also devoted a significant amount of time and resources establishing a robust patent portfolio so as to gain a strong scientific and commercial foothold worldwide. As of December 31, 2023, our patent portfolio included 108 issued patents, and 221 pending patent applications including three allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Israel, Mexico, India, Hong Kong, Singapore, South Africa and ARIPO.

Our Therapeutic Focus

While we believe the Alpha DaRT has the potential to revolutionize the treatment of nearly all solid tumors, we have identified three initial areas of therapeutic focus for the development of our Alpha DaRT technology:

(1)	Localized and Unresectable – Localized tumors of a type where either current treatment options are inadequate or unavailable for the patient, e.g., refractory or recurring tumors following surgery and/or radiation, unresectable tumors, or tumors in patients who are unable to withstand surgery. Some of these tumor types include SCC, head and neck SCC, and prostate tumors.

(2)	High Unmet Need. Tumor types with high unmet need, limited treatment options and generally poor prognosis, such as pancreatic adenocarcinoma and glioblastoma.

(3)	Metastatic. By combining our Alpha DaRT technology with systemic therapies, such as checkpoint inhibitors, we seek to boost the Alpha DaRT’s potentially immunogenic activity and trigger an immune response to detect and destroy metastatic cancers throughout the body.

Development Pipeline

We have a number of active clinical programs targeting a range of different tumor types. Our global clinical trial strategy involves progressing our lead program in superficial tumors, particularly in the United States, while conducting feasibility studies in order to evaluate the potential of the Alpha DaRT in other tumor areas of high unmet need or metastatic disease. Upon receipt of early initial results in internal organ cancers from our clinical studies outside the U.S., the Company undertook increased focus on broadening and accelerating its clinical studies in the U.S. in additional indications, including internal organ cancers. The following table summarizes our development pipeline:

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

Our Strategy

Our mission is to use our proprietary Alpha DaRT technology to transform the treatment of solid tumors and broaden the potential scope of local radiotherapy delivery across multiple clinical settings. Key elements of our strategy include:

●	Complete our ongoing U.S. clinical trial evaluating the efficacy and safety of Alpha DaRT in treating recurrent cutaneous squamous cell carcinoma tumors. We are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at up to 20 clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial in the second half of 2024 and receiving results of the trial in 2025 for potential submission to the FDA.

●	Advance our global development pipeline by conducting feasibility studies in other tumors of high unmet need or metastatic diseases. We are seeking to develop the Alpha DaRT technology by conducting feasibility studies in other indications and then generating potentially registrational data in other such indications, such as breast, pancreas and prostate cancers, as well as in patients with metastatic cancer. As of March 1, 2024, we have sixteen clinical trials ongoing worldwide. We are also planning to investigate additional indications in pre-clinical studies, including hepatic cell carcinoma, glioblastoma multiforme, lung cancer and others.

●	Continue to evaluate the potential systemic immune response generated by the Alpha DaRT, particularly in combination with immunotherapies. We have conducted extensive pre-clinical studies focused on the combination of Alpha DaRT with immunomodulators, which have demonstrated encouraging anti-tumor immune responses. By combining our Alpha DaRT technology with systemic therapies, we seek to harness the Alpha DaRT’s potential immunogenic activity and trigger an immune response to detect and destroy metastatic cancers. In November 2021 we enrolled the first patient in our feasibility combination study of Alpha DaRT and pembrolizumab (Keytruda) for the treatment of SCC of the head and neck, or HNSCC, in Israel. In addition, we conduct pre-clinical experiments in our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel to further explore potential combination therapies with Alpha DaRT.

●	Expand our independent manufacturing capabilities across strategic geographical regions. We are establishing production sites in key regions around the world to supply sufficient radioactive sources with fast, reliable and cost-efficient delivery to our global clinical trials and core markets where we may seek additional marketing authorizations (which, for the avoidance of doubt, includes ‘certifications’ as used in this Annual Report with respect to applicable jurisdictions). We currently operate two manufacturing plants: one facility located in Jerusalem, Israel, where we manufacture our Alpha DaRTs, and a second facility located in the United States, in Lawrence, Massachusetts, which is currently focused on acquiring Thorium-228 and preparing generators for use in Jerusalem in preparing Alpha DaRT treatments. We have also announced plans to build additional manufacturing capabilities in the U.S., Israel and Japan.

●	Pursue marketing authorization and, if authorized, third-party payor coverage in multiple geographies, with a focus on the United States. We anticipate pursuing marketing authorization, third-party payor coverage and reimbursement for the use of our Alpha DaRT technology in multiple geographies, with a focus on the United States. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel, which is currently in a renewal process.

Background of Radiation-Based Cancer Treatment

Solid tumors

Tumors develop as an accumulation of mutated cells that are unable to regulate their growth, moving through the cell cycle uncontrollably and dividing excessively with properties that enable them to invade and destroy surrounding tissue. Cancer cells are able to co-opt the microenvironment, which enables the tumors to bypass the immune system and promote further growth and spread. Cancer cells can break away from the original tumor via the blood stream or the lymphatic system to form new cells elsewhere, called metastasis, and cause the growth of new blood vessels, a process called angiogenesis, which gives tumor cells a source of oxygen, nutrients and a mechanism to release waste products. In 2020 alone, there were over 19 million new cancer diagnoses and approximately 10 million cancer-related deaths worldwide, of which over 90% related to solid tumors, according to the World Health Organization’s International Agency for Research on Cancer.

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

Alpha, beta, and gamma radiation

Specific radioactive elements will consistently undergo one or more types of radioactive decay with their own, fixed characteristics, and can result in the release of particles or photons. For example, the element Radium-224 will undergo decay by shedding two protons and two neutrons (an alpha particle), generating the element Radon-220, and in so doing, emit energy during the release of the alpha particle. This process is known as alpha radiation or alpha decay, and the alpha particle, bearing the mass-heavy, sloughed-off protons and neutrons, will itself be heavy (with an atomic mass of 4). By comparison, one form of beta decay occurs when an element emits an electron, with a negative charge and a relatively low mass. Alpha particles are far bulkier and slower than beta particle electrons: over 7,000 times heavier with approximately 200 times the linear energy transfer rate.

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

Radioactivity involves spontaneity, with high radioactivity corresponding to high likelihood of sporadic emissions towards stabilization. Clinical application of the emitted energy—the alpha particles, beta particles and gamma rays—from a radioactive source therefore demands the controlled harnessing of a spontaneous phenomenon, but with some predictable, key parameters, towards a specific desired outcome.

Mechanisms of alpha, beta, and gamma radiotherapy

Radiation, when aimed towards the destruction of cancerous or other damaged cells in the body, is known as radiotherapy. Depending on the patient’s particular condition, radiotherapy can be either an alternative or a complement to surgery or systemic therapies for the treatment of cancer.

Cell death induced by radiotherapy can occur either through direct or indirect DNA damage. Alpha particles generate direct DNA damage, while beta particles and gamma rays destroy cancer cells primarily when they encounter oxygen: specifically, they rely on the presence of oxygen which, upon impact from the beta or gamma radiation, forcefully ejects electrons in a process known as ionization, wherein these atoms, now excited with unpaired electrons, become free radicals which are highly reactive. While the beta or gamma radiation will have little direct impact on the cells, the highly reactive free radicals will react with cellular machinery, including a strand of DNA should they encounter one, generating a single-strand break in the DNA. This is often a short-lived success, however, as the cancer cell may be able to reconstitute or repair the DNA damage after single-strand breaks, depending on its current position in the cell cycle. By contrast, alpha-emitters, with hundreds of times the linear energy transfer rate of beta-emitters, and alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta particles’ lighter mass and lengthier (up to 12 mm) path, generally destroyed radioresistant cells more effectively than other forms of radiation such as photons (e.g. X-rays) in pre-clinical studies – causing multiple, irreparable, DNA double-strand breaks and other cellular damage upon direct impact – within a very short distance. Alpha radiotherapy has approximately 500x more concentrated cytotoxic potency than beta particles, with radioactive potency that attenuates as they travel. Beta and gamma radiation are inherently limited in their use in radiotherapy, as their weaker potency and their reliance on multiple interactions demand significantly higher levels of radiation to destroy cancer cells, and these modalities have shown limited efficacy in hypoxic tumor tissue due to the lack of oxygen to generate free radicals. In addition, the relatively long range of beta and gamma increases the risk of greater imprecision, dissipation of potency, and potential collateral tissue damage. By contrast, we believe that alpha radiotherapy, owing to the nature of its high strength and very tightly controlled range, as well as the direct cellular impact not reliant on oxygen, has the potential to overcome treatment resistance to beta and gamma radiotherapy, and to offer a highly conformal and effective source of radiotherapy with very limited damage to surrounding tissues.

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

Developments in the field of nuclear medicine have introduced the use of radiopharmaceuticals or radio-labeled antibodies, drugs containing a radiation-emitting radionuclide that is naturally absorbed into specific organs or binds to specific molecules to target specific organs, tissues or cells within the body. Systemic radiotherapy involves the use of isotopes such as beta emitting Iodine-131, Strontium-89, or Samarium-153, or alpha-emitting Radium-223, or Actinium-225, alone or attached to targeting molecules and generally injected in liquid form into the body intravenously to travel through the bloodstream to kill cancerous cells, and are then ejected from the body via urine, sweat, and saliva.

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

Our Programs

Clinical Development Plan

Our development strategy is focused on evaluating the safety and efficacy of the Alpha DaRT technology across multiple solid tumor types through broad-ranging pre-clinical studies and into clinical trials. We have successfully completed a first-in-human trial of Alpha DaRT in patients with superficial and skin tumors, as well as a U.S. multi-center pilot feasibility trial in patients with malignant skin and superficial soft tissue tumors, and are focused on further developing Alpha DaRT for purposes of seeking FDA marketing authorization for use of the Alpha DaRT in these tumors, beginning with recurrent cutaneous squamous cell carcinoma. We are also generating additional clinical evidence regarding the Alpha DaRT technology in superficial and skin tumors from clinical sites around the world, to provide further support for a potential FDA marketing authorization and third-party payor coverage and reimbursement in the United States and around the world. In parallel, we are pursuing a similar approach towards developing the Alpha DaRT technology for other uses by conducting feasibility studies and then generating potentially registrational data in other indications, such as breast, pancreas, brain, lung, and prostate cancers, or applications such as combinations with immunotherapies. We have engaged with a number of prestigious medical and educational institutions and, as of March 1, 2024, we have sixteen clinical studies ongoing worldwide.

Squamous Cell Carcinoma of the Skin, Head and Neck

SCCs are cancers which grow out of squamous epithelial cells, commonly found on the skin or in the lining of bodily organs or respiratory and upper digestive tracts. According to the Skin Cancer Foundation, approximately 1.8 million cases of SCC of the skin are diagnosed every year in the United States. Over 50,000 cases of SCC of the head and neck are diagnosed every year in the United States, with SCC making up approximately 90% of head and neck cancers. In the more difficult cutaneous SCC cases, we estimate that approximately 10% are treated by radiotherapy, and nearly 20% of cutaneous SCC will recur within five years after treatment by superficial radiotherapy. We selected SCC of the skin, head and neck as an initial target for the Alpha DaRT because of the relative simplicity of delineation and delivery to superficial solid tumors, as well as the ability to easily assess the Alpha DaRT’s effects on the tumors and the surrounding tissue on an ongoing basis and to monitor for any potential serious adverse events.

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

Study design

This prospective, first-in-human, multi-center clinical study initially included 31 lesions across 27 patients. Four patients were enrolled at first to evaluate feasibility, which was defined as the ability to implant Alpha DaRT into a tumor without generating Grade 3 toxicity after three months on treatment. Once feasibility was established, an additional 23 patients were enrolled to further evaluate toxicity and preliminary efficacy, namely, the tumor response and local progression-free survival, or PFS. Eligibility criteria included patients with biopsy-proven squamous cancers of the skin and head and neck with either primary tumors or recurrent/previously treated disease by either surgery or prior external beam radiation therapy; 13 of 31 lesions (42%) received prior radiation therapy. Safety was evaluated according to the Common Terminology Criteria for Adverse Events, or CTCAE, version 4.03. Tumor response was assessed at 30 to 45 days at a follow-up visit using the Response Evaluation Criteria in Solid Tumors, version 1.1, or RECIST. Median follow-up time was 6.7 months when the trial ended in March 2019.

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

Thirty-one lesions in 27 patients were evaluated in this study, including 22 patients from Rabin Medical Center, Israel, and five from Instituto Scientifico Romagnolo per Lo Studio e la Cura dei Tumori, Italy. Of the 31 lesions, efficacy evaluations were conducted on 28 lesions from patients who met the study eligibility criteria, received the protocol-specified Alpha DaRT treatment, and completed the minimum follow-up at 6 weeks after treatment. The average number of Ra-224 Alpha DaRT sources inserted into these 31 tumors was 27.7 sources (range, 3-169 sources) of two μCi each, with an average treatment duration of 16.3 days. The average radioactivity of the sources on the day of insertion was 55.4 μCi.

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

Study follow-up examinations included repeat blood tests and urinalysis, additional blood and urine radiation measurements, and assessment of ECOG Performance Status scale at four, nine, and 30 days post-Alpha DaRT insertion. Tumor size was measured again at 30 to 45 days following Alpha DaRT insertion. Change in tumor size was assessed by physical examination when possible, or in most cases, by radiological imaging, including PET-CT or CT scans. Tumor response was assessed during a 30-to-45 day follow-up visit using RECIST. Only the irradiated tumor was considered a target lesion for response assessment. Response criteria were defined as follows: complete response, disappearance of the irradiated tumor, or CR; partial response, at least a 30% decrease in the longest dimension of the irradiated tumor, or PR; progressive disease, at least a 20% increase in the longest dimension of the irradiated tumor, taking as reference the smallest longest dimension recorded in radiotherapy, or PD; stable disease, neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for PD, taking as reference the smallest sum since the treatment started. Four to six weeks following Alpha DaRT insertion, a biopsy was obtained if there was clinical suspicion of residual disease. Patients were subsequently evaluated every two months.

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

30 Days Post Alpha DaRT Insertion

Fifteen of the 16 evaluable lesions (94%) that did not receive prior radiotherapy demonstrated a CR and, among the lesions that were previously treated with radiotherapy, 7 of 12 (58%) had a CR. Among the 22 lesions that achieved a CR, 5 developed a local relapse at the site of Alpha DaRT implantation at a median of 4.9 months (range, 2.43-5.52 months) after treatment. The Kaplan-Meier estimated local PFS rate for all patients at one year was 44% (CI, 20.3-64.3%). Among patients with an initial CR to treatment, the Kaplan-Meier estimated local PFS rate at one year was 60%. Only 32% of the patients had a full year of follow-up. Patients who achieved an initial CR had significantly higher local PFS and overall survival rates at one year compared with those who achieved a PR (60.1% and 93% compared with 0% and 0%, respectively) (Fig).

+ Censored
Logrank p <.0001
Local Progression Survival Probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1 22 20 18 12 11 9 7 7 7 7 7 7 5 4 3 3 3 3 3 2 2 0
2 6 4 2 2 2 0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Local Progression-Free Survival, Months
1: Complete response
2: Partial response

Local Progression-Free Survival Stratified by Response Status

Overall survival, or OS, rates to 12 months post-Alpha DaRT implantation were 75% (95% CI, 46.14-89.99%) among all patients and 93% (95% CI, 59.08-98.96%) among complete responders. The median follow-up was 6.7 months (range, 1.45-23.36 months).

One patient who was treated twice for skin SCC exhibited a unique response, as each time a lesion was treated, a second, non-target lesion responded as well, manifesting as CR to the treatment. The details of this patient’s unique response were published in a 2019 case report in the Journal of Contemporary Brachytherapy. The publication concluded that Alpha DaRT treatment may play a very important role because it could stimulate an anti-tumor immune reactivity with more ease than low-LET radiation that is used with conventional EBRT.

Furthermore, the destruction of the tumor by Alpha DaRT maintains an intact vasculature around the tumor, enabling an influx of immune cells to recognize and destroy tumor cells.

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

Safety results

Treatment-related adverse events generally included local pain and erythema at the implant site, followed by swelling and mild skin ulceration, and were limited to Grade 1 (mild) or Grade 2 (moderate) adverse events. For pain and Grade 2 skin ulcerations, 90% of patients showed resolution of these adverse events within three to five weeks. In general, these acute toxicities were resolved within a median time of 15 days. In eight patients, the Alpha DaRT sources were inserted adjacent (less than 5 mm) to bone and teeth, and none developed osteoradionecrosis. Two serious adverse events, or SAEs, were reported, both of which were determined to be unrelated to the study treatment. No device-related SAEs were observed during the course of treatment or at follow-up. The incidence rate of device-related SAEs was 0% over time (95% confidence interval, or CI, 0-12.06%) and the incidence rate of unrelated SAEs was 7.14% (95% CI, 1.98-22.65%). Two SAEs were reported, both of which were determined to be unrelated to the protocol therapy. One patient developed pneumonia after therapy and subsequently expired owing to their underlying poor performance status and multiple comorbidities. In a second patient treated with the Alpha DaRT for a SCC confined to the nose, cerebral edema was attributed to a prior course of radiation therapy to the base of skull and posterior orbit. No device-related SAEs were observed during the course of treatment or follow-up. No subsequent toxicities were observed during follow-up visits.

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

ReSTART – U.S. multi-center pivotal study in recurrent cutaneous SCC (ongoing)

Following receipt of a conditional IDE from the FDA, whose conditions were subsequently satisfied, we initiated a trial to evaluate the efficacy and safety of Alpha DaRT in the treatment of certain patients with recurrent cutaneous squamous cell carcinoma, an indication supported by a Breakthrough Device Designation from the FDA. We refer to this trial as the ReSTART trial, for Recurrent SCC Treatment with Alpha DaRT Radiation Therapy. The IDE permits us to treat up to 86 patients in up to 20 clinical sites around the U.S., in addition to clinical sites that may be added outside the U.S. Our first patient in this trial was treated in March 2023. We anticipate completing recruitment of this trial in the second half of 2024 and receiving results of the trial in 2025. Following completion of this trial, and pending further discussion with the FDA, we expect to submit the data collected during this clinical trial in a future potential application for marketing authorization from the FDA.

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

Combination study: Alpha DaRT + checkpoint inhibitor (recruiting)

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

France multi-center – skin cancer (open)

We have initiated a multi-center study at up to six cancer centers in France to investigate the safety and efficacy of Alpha DaRT for the treatment of malignant cutaneous tumors. The target population will consist of two cohorts: newly diagnosed patients (up to 49 subjects), and patients with recurrent disease or aggressive pathology (i.e., melanoma) (36 subjects). The primary effectiveness endpoint is the assessment of the ORR using RECIST criteria, 9 to 11 weeks after Alpha DaRT source insertion. The secondary effectiveness endpoints include assessment of the reduction in tumor volume based on CT / ultrasound / physical examination-measured tumor volume at 9 to 11 weeks, assessment of Alpha DaRT source placement using CT imaging on the day of Alpha DaRT insertion, patient-reported health-related QoL outcomes, and Disease-Free Survival at 12- and 24-months post-Alpha DaRT source insertion. Safety objectives include assessment of acute AEs both related and unrelated to Alpha DaRT administration, according to CTCAE version 5.0, all vital signs, blood and urine tests, and subject external radiation levels, and assessment of chronic AEs related to Alpha DaRT at 12- and 24-months post-source insertion.

Long-term safety and efficacy data

In August 2023, we released long-term safety and efficacy data that was collected from patients treated with Alpha DaRT across four feasibility trials of head and neck or skin cancers.

Between February 2017 and December 2022, 81 lesions in 71 patients were treated with Alpha DaRT in four prospective feasibility trials whose objective was to assess early toxicity and tumor response outcomes. The median follow-up was 14 months, with a range of 2-51 months. A CR was observed in 89% of treated lesions, 10% demonstrated a PR, and one patient was not evaluable. The two-year actuarial local recurrence-free survival was 77%, with a 95% confidence interval of 63–87%. Variables including recurrent vs. non-recurrent lesions, baseline tumor size, or histology did not impact long-term outcomes. Twenty percent of patients developed treatment-related acute grade 2 toxicity (such as dermatitis radiation, local pain at the treatment site or pruritus), which subsequently resolved with conservative treatment; there were no grade 3 or higher related acute toxicities. There was no grade 2 or higher late toxicities observed in this cohort, defined as toxicities occurring six months or later after Alpha DaRT treatment.

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

Montréal, Canada (recruiting)

We have initiated a multi-center clinical study at Centre Hospitalier de l’Université de Montréal, or CHUM, and Jewish General Hospital, both in Montréal, Canada, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. Recruitment is open for up to 37 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which is not amenable to surgery, with a tumor lesion of less than four cm in the longest dimension.

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

The primary endpoints of the study are: feasibility, as measured by the successful placement of the Alpha DaRT sources within the tumor or less than 5 mm from the tumor, to be determined based on CT scan performed immediately following the insertion procedure; and safety, by assessing the frequency, severity and causality of acute AEs and SAEs related to Alpha DaRT sources insertion. AEs and SAEs will be assessed and graded according to CTCAE version 5.0. Other safety endpoints include all AEs and SAEs related and unrelated to the study treatment, vital signs, blood and urine tests, and subject and personnel radiation levels. For the first five patients, only one patient was recruited on a four-week basis to allow for assessment of AEs and SAEs before the next patient was recruited, with an interim analysis conducted after five patients were enrolled. Secondary endpoints include: preliminary efficacy, measured by assessing the ORR four to six weeks after Alpha DaRT sources insertion as assessed by CT scan, changes in CA19-9, which serves as a marker of tissue damage (elevation during treatment, and reduction as a result of tumor ablation), and assessments of overall survival, local control, regional control, distal metastases following Alpha DaRT sources insertion for 24 months, or until patients are lost to follow-up or disease progression, stent durability (assessed by the time elapsed from Alpha DaRT insertion to the need for follow up referral for endoscopic retrograde cholangiopancreatograph, or ERCP, for stent change due to tumor ingrowth), and change in patient-reported quality of life measures 35 and 60 days after Alpha DaRT source insertion.

In November 2023, we announced interim data from the first five patients treated in this trial, indicating successful delivery in all five cases and no product-associated serious adverse events. In addition, we reported that the first five patients received conservative partial tumor coverage, and in patients with higher radium-224 levels, increased tumor responses were observed, with the last three patients presenting two stable disease responses and one partial response at last measurement. In light of the supportive safety data from the first five patients, the previous recruitment limitation of one patient per month is no longer applied, and we are recruiting patients for this trial at both centers without limitation. We expect to have further data from this clinical trial later in 2024 or early 2025.

Hadassah Medical Center, Israel (recruiting)

We have initiated a clinical study at Hadassah Medical Center in Jerusalem, Israel, which we are currently working expand to a second site in Israel, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. Recruitment is open for up to 15 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which tumor or patient is not amenable to surgery and which has already had chemotherapy or is ineligible for chemotherapy, with a tumor lesion of less than five centimeters in the longest dimension.

The objectives of this study are similar to those of the study being conducted in Montréal, Canada to evaluate the use of Alpha DaRT in treating advanced pancreatic cancer. The primary endpoints of the study are: feasibility, as measured by the successful placement of the Alpha DaRT sources, and safety, by assessing the frequency, severity and causality of acute SAEs related to Alpha DaRT source insertion. AEs and SAEs will be assessed and graded according to CTCAE version 5.0, and radioactivity levels will also be measured using blood and urine tests. Secondary endpoints include: preliminary efficacy, measured by assessing the ORR at one and three months after Alpha DaRT source insertion according to RECIST v. 1.1 criteria, changes in CA19-9, which serves as a marker of tissue damage, and tumor dose coverage. Exploratory objectives include changes in immune markers and tumor response using endoscopic ultrasound.

Prostate Cancer

Prostate cancer is the second most frequently diagnosed cancer in men worldwide, with approximately 1.4 million new cases diagnosed each year. We believe there are several potential benefits to delivering neoadjuvant radiation therapy specifically with Alpha DaRT in patients with prostate cancer. First, we believe that Alpha DaRT may be able to elicit an immune response, as suggested by previous pre-clinical data that showed immune activity, as well as data from our clinical studies that showed anecdotal evidence of a potential abscopal effect, which we believe would have the potential to inhibit the development of future metastases. Second, while prostate cancer is a heterogeneous disease, it appears that local recurrences emanate from the dominant lesion. Therefore, we believe treating these lesions with Alpha DaRT could decrease the risk of recurrence. Third, these dominant lesions can create hypoxic microenvironments which is associated with worse outcomes for traditional radiation therapy. Alpha radiation cytotoxic activity has been observed to be independent of oxygen levels and therefore we believe may be better suited to treating these lesions. While our first study focuses on evaluating neoadjuvant use of Alpha DaRT in treating prostate cancer, we have also initiated a study to evaluate Alpha DaRT for focal treatment of radiation recurrent tumors.

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

The primary objective of the study is to evaluate the feasibility and the safety of intratumoral insertion of Alpha DaRT sources into prostate adenocarcinoma in the neoadjuvant setting. The secondary objectives are to evaluate the pathological ORR at 35 days (+/-7) following Alpha DaRT source insertion through the examination of the pathology of the tumor after prostatectomy, the radiological ORR based on imaging (change in standard uptake value and T2 weighting) within one week before surgery and the change in disease-related QoL. The exploratory objectives are to assess DNA damage and repair and immune infiltration (biomarker analysis: CD34, TILs) from baseline to surgery and within one week of surgery, and the biochemical response evaluation based on PSA levels. The first patient in this trial was treated in June 2022 and demonstrated a partial response to treatment. We are in the process of adding a second clinical site to this study, in order to increase recruitment rates.

Rambam Health Care Campus, Israel (recruiting)

We have also initiated a second clinical trial at the Rambam Health Care Campus in Israel, to examine the use of Alpha DaRT for focal treatment of recurrent prostate cancer tumors. The trial will recruit up to 10 patients with recurrent, non-metastatic prostate adenocarcinoma. The primary objective of the study is to evaluate the feasibility and the safety of intratumoral insertion of Alpha DaRT sources into prostate adenocarcinoma. The secondary objectives include evaluation of efficacy using biochemical and radiological response, as well as patient-reported quality of life measures.

Liver Metastases

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

Montréal, Canada (recruiting)

We have initiated, in collaboration with McGill University Health Center in Montréal, Canada, a clinical study to evaluate the feasibility and safety of intratumoral Alpha DaRT for the treatment of liver metastases in approximately 10 patients. We plan to test the effect of the Alpha DaRT technology on liver metastases during a two-staged hepatectomy. This unique clinical scenario is designed to allow us to implant Alpha DaRT sources in right-sided liver metastases during the first operation and resect the right liver containing the sources during the second operation. Thus, we believe a complete histopathological evaluation of liver metastases following Alpha DaRT administration can be performed, after which we will be able to evaluate the effect of Alpha DaRT sources on liver metastases with different histopathological growth patterns. This trial is currently open and screening patients, and we expect to treat the first patient in this trial in the first half of 2024.

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

The study’s primary objectives are to evaluate the safety and feasibility of Alpha DaRT implanted in liver metastases. The secondary objectives are to evaluate the pathological and radiological response of liver metastases to Alpha DaRT and to stratify the differences in response to Alpha DaRT by histopathological growth patterns. We expect that the exploratory objective will be to evaluate the immunological effects of Alpha DaRT treatment.

Lung Cancer

According to the World Health Organization’s International Agency for Research on Cancer, lung cancer is the leading cause of cancer death, with an estimated 1.8 million deaths in 2020. The term lung cancer, or bronchogenic carcinoma, refers to malignancies that originate in the airways or pulmonary parenchyma. Approximately 95% of all lung cancers are classified as either small cell lung cancer (SCLC) or non-small cell lung cancer (NSCLC) based upon histologic examination. A mediastinal tumor is a tumor in the mediastinum, the cavity that separates the lungs from the rest of the chest. It contains the heart, esophagus, trachea, thymus, and aorta. Lung cancer typically spreads to the lymph nodes in the mediastinum.

Recurrent lung cancer – Hadassah Medical Center, Israel (recruiting)

We have initiated a clinical study at Hadassah Medical Center in Jerusalem, Israel, for the treatment of mediastinal tumors from recurrent lung cancer. We expect to treat our first patient in this trial in the first half of 2024. Recruitment is open for up to 10 patients with recurrent tumors of the mediastinum of up to 3cm in the longest dimension. The primary endpoints of the study are feasibility, as measured by the successful placement of the Alpha DaRT sources, and safety, by assessing the frequency, severity and causality of acute SAEs related to Alpha DaRT source insertion, according to CTCAE version 5.0. Secondary endpoints include preliminary efficacy, measured by assessing the ORR at one and three months after Alpha DaRT source insertion according to RECIST v. 1.1 criteria, and tumor coverage.

SCC of the vulva – Cambridge University Addenbrooke’s Hospital, UK (recruiting)

We are currently conducting, in collaboration with the Addenbrooke’s Hospital of the Cambridge University Hospitals NHS Trust, a study to evaluate the safety and efficacy of the Alpha DaRT technology for the treatment of primary and recurrent SCC of the vulva. We expect that ten patients will be evaluated in this study, with the primary objective being the safety, feasibility and tolerability, and the secondary objective being the effectiveness of the treatment. We also plan to measure the immunological response. We treated the first patient in this study in May 2023.

Breast cancer – Hadassah Medical Center, Israel (recruiting)

We have initiated a trial at Hadassah Medical Center in Jerusalem, Israel, for the treatment of newly diagnosed or recurrent breast carcinoma in frail or elderly patients. Recruitment is open for up to 10 women, age 65 of older, or younger if unfit for standard of care, with tumors of the breast of up to 4 cm in the longest dimension, whose tumors are non-resectable with radical surgery or who do not wish to undergo surgery. The primary endpoints of the study are feasibility, as measured by the successful placement of the Alpha DaRT sources, and safety, by assessing the frequency, severity and causality of acute SAEs related to Alpha DaRT source insertion, according to CTCAE version 5.0. Secondary endpoints include preliminary efficacy, measured by assessing the ORR at multiple points in time after Alpha DaRT source insertion, according to RECIST v. 1.1 criteria.

TARGETS Trial – Hadassah Medical Center, Israel (recruiting)

In lieu of ad hoc compassion use treatments, we have initiated a clinical study at Hadassah Medical Center, Jerusalem, Israel, for any patients with malignant tumors of up to 7 centimeters in the longest dimension. The study objectives are to collect data on the general safety and efficacy of Alpha DaRT among patients who do not fit the entry criteria of existing investigational trials. The primary endpoint of the study is to assess the frequency, severity and causality of acute AEs related to the Alpha DaRT treatment, according to CTCAE version 5.0. The secondary endpoint is to assess the tumor response to Alpha DaRT treatment assessed using RECIST version 1.1, approximately 3 months after Alpha DaRT treatment.

Additional Pipeline Indications

In addition to the trials and clinical pathways described above, we are currently planning a number of other clinical studies, both to generate additional data from the tumor types we are already exploring in humans, as well as to test the use of Alpha DaRT in additional tumor types, including breast cancer, glioblastoma multiforme, and rectal cancer.

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

The extensive pre-clinical research conducted on Alpha DaRT has generally focused on three core areas: (1) evaluating the potency of Alpha DaRT in destroying tumors, measured across a broad range of cell lines, (2) evaluating combinational treatments with standard of care / FDA approved therapies such as chemotherapy and antiangiogenic agents, and (3) evaluating the immunostimulatory potential of the Alpha DaRT and optimizing the combination of Alpha DaRT and immunotherapy. Pre-clinical research, including both in vitro and in vivo experiments as well as physical, biological and computational modeling of the diffusion or biokinetic properties of Alpha DaRT, have led to the publication of 26 articles in peer-reviewed journals.

Alpha DaRT is Designed to Efficiently Destroy a Tumor

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

In vitro studies were performed to evaluate the impact of alpha particles on tumor cell viability. Cell lines investigated in vitro included squamous cell, lung, colon, prostate, breast, pancreatic and cervical carcinomas, glioblastoma and melanoma. All cell lines were sensitive to alpha particles (typically dying within days after exposure), with a mean lethal dose in the range 0.7 - 1.5 Gy. In vivo studies using various tumor types were consistent with the in vitro findings and showed that Alpha DaRT sources destroyed tumors and achieved a high degree of local control.

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

Alpha DaRT
Sealed Alpha DaRT
Inert wire
Mean tumor volume (mm^3)
5,000
4,000
3,000
2,000
1,000
0
0
2
7
9
14
16
21
24
28
Time After Treatment (days)

Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The extent of the tumor killing varied between tumor types and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the cancer cells to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. The figure below compares the growth of tumors in groups of mice who received a Radium-224-loaded Alpha DaRT vs. an inert wire (control), in athymic mice bearing colonic HCT15 (A), prostatic PC3 (B) or glioblastoma U87 (C) tumors, as well as representative mice in the HCT15 group treated with a Radium-224-loaded Alpha DaRT source (D) and an inert source (E).

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

(A)
Inert
Inert + Cisplatin
Alpha DaRT
Alpha DaRT + Cisplain
Tumor Volume (mm³)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
0
5
10
15
20
25
30
35
Time (days)
(B)
Inert
Inert + Cisplatin
Alpha DaRT
Alpha DaRT + Cisplatin
Cumulative Percentage Surviving
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0
20
40
60
80
100
120
140
Time from Tumor Inoculation (days)

The figure below demonstrates the metastatic lung burden using hematoxylin-eosin-stained lung cross-sections from this experiment, comparing representative mice from the Inert group (A) and Radium-224 + Cisplatin group (B), as well as a graph (C) of the ratio of total average gray pixel value for each group vs. normal healthy lungs from mice without tumors, when images were analyzed with Image J software.

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
Anti-CTLA-4
Anti-PD-1
Anti-PD-L1

Source: Journal of Hematology & Oncology available at: https://pubmed.ncbi.nlm.nih.gov/30115069/

Previously reported studies have demonstrated that ablation treatments, such as radiotherapy, have the potential to expose the body to large amounts of tumor antigens and danger signals and thus may trigger anti-tumor immunity. Consistent with this thesis, we observed that Alpha DaRT rendered studied animals resistant to a second tumor challenge in two tumor models, colon carcinoma and breast carcinoma. In the immunogenic colon carcinoma tumor model CT26, mice that were treated with Alpha DaRT developed resistance to tumor re-challenge in the opposite lateral side of the back or to experimental metastases in the lungs, suggesting that a systemic immune memory was induced following treatment. The figure below demonstrates the tumor development (A) and survival (B) of mice who were challenged with CT26 cancer cells, where those mice were previously treated for CT26 tumors with Alpha DaRT or with inert sources, compared to naïve mice that did not previously have tumors.

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

anti PD-1	Alpha DaRT + anti PD-1

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

Our Alpha DaRT Sources

Our Alpha DaRT sources utilize a 316LVM stainless steel hollow tube or rod to which Radium-224 is affixed. We have also developed sources based on titanium, for use in areas that may require enhanced MRI compatibility, such as the brain. Our Alpha DaRT sources are designed to be customized to multiple sizes (depending on their intended use) and designed as temporary implants (for use in and removal from superficial tumors) or permanent implants (for use in internal organs). Our R&D department is constantly examining enhancements to future versions of the Alpha DaRT sources, including the use of additional materials that we believe could offer advantages in flexibility, biocompatibility or biodegradability, more advanced anchoring and fixation, or enhanced properties of desorption of the alpha-emitting decay chain.

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

For the temporary implantation of sources into superficial tumors, we have developed the following three categories of applicators:

●	Alpha DaRT Needle Applicator – a rigid, hypodermic needle designed in various lengths. In this applicator, the sources are affixed to a biocompatible suture and loaded inside the needle;

●	Alpha DaRT Flex Applicator – designed for difficult geometry insertions. This applicator is in the form of a flexible (Kapton) tube, wherein the sources are strung upon a biocompatible suture and loaded inside the tube. The Flex Applicator is designed to be used in conjunction with a rigid hypodermic needle, which may be straight or curved, depending upon the specific geometry of the patient’s tumor and the physician’s preference; and

●	Alpha DaRT Template Applicator – designed to be used together with a custom-fitted 3D-printed template molded to the patient’s tumor. The template is used as a guiding channel for rigid hypodermic needles. The sources are attached to a stainless-steel wire and loaded inside the needle. This applicator is designated for deeper tumors.

All of the foregoing applicators are designed to be supplied preloaded, sealed and ready for immediate use in the procedure room.

We have also developed a number of applicators for implantation of sources into tumors inside the body:

●	Alpha DaRT Plant Applicator – designed for percutaneous delivery (delivery through the skin) to tumors located in organs such prostate and liver. This applicator is designed to be preloaded with the radioactive sources in accordance with a specific treatment plan.

●	Alpha DaRT Scope Applicator – designed to be attached to an existing endoscope or bronchoscope for endoscopic delivery to tumors located in the upper and peripheral lungs. This applicator is also preloaded with the radioactive sources.

●	Loading Device – designed to be fitted to existing needles such as standard FNA needles, for the administration of Alpha DaRT to GI organs such as the pancreas or the mediastinum. While our other applicators come preloaded and ready for deployment, the Loading Device is designed to allow the clinician to load the radioactive sources into the delivery device, such as the FNA needle, in the procedure room in the course of treatment, to select how many sources to deliver into the treatment area.

●	Radial Applicator – designed to be fitted to existing stereotactic biopsy needles, for the administration of Alpha DaRT to the brain and potentially for other organs as well. This applicator is designed to be adapted to specific constraints in the brain, including minimizing movement in the brain when deploying Alpha DaRT sources in a circular pattern. Our goal is to ensure that such adaptor is appropriately sterilized and does not release any undesired radioactivity into the brain.

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

Our Manufacturing and Supply Infrastructure

The Alpha DaRT technology utilizes sources enriched with Radium-224, a radioactive material with a half-life of only 3.7 days. As each treatment requires a different number of sources and applicators tailored for the specific patient, a reliable and timely delivery of the personalized Alpha DaRT kit to the hospital is required. We therefore plan to develop production sites in key regions around the world. We have already built two sites in the United States and Israel, have started the planning process for additional sites in the U.S., Israel, and Japan, and anticipate that we may build another facility in Europe. Our global manufacturing plan is designed to ensure a sufficient supply of radioactive sources with fast and cost-efficient delivery to our core markets.

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

We currently operate two manufacturing plants. One, located in Jerusalem, Israel, is currently operational while capacity is continuously being added, and we estimate it will contain sufficient capacity for approximately 400,000 sources when at full capacity. Our second facility, in Lawrence, Massachusetts, was completed in 2020 and began producing Thorium-228 generators at the start of 2021. In July 2023, we were awarded a discounted long-term leasehold from the Israel Land Authority on a plot of land of approximately 6,660 square meters (1.65 acres) in the Har Hotzvim Industrial Park in Jerusalem, near the Company’s current headquarters leased in an existing facility in the same park, where we expect to develop the land toward a future standalone global headquarters and lead manufacturing site, including significantly expanded areas for Alpha DaRT manufacturing, staff, and R&D facilities. In October 2023 we entered into a long-term lease agreement for a standalone building of over 14,000 rentable square feet in Hudson, New Hampshire, with the intention of erecting our second U.S. manufacturing site, which will be focused on the manufacturing of Alpha DaRT sources in the U.S. We have also entered into a lease for a building in Togane, Japan where we hope to construct a facility of a similar size as our current Jerusalem facility at scale. The modular nature of our manufacturing capacity allows us to initiate manufacturing more swiftly and then scale up to full capacity over time. We believe these facilities will enable us to maintain sufficient quantities of Thorium-228 securely, to safely produce and capture radium from thorium’s alpha decay, to affix the radium onto the sources, and to ship the sources with their suitable applicator(s) to various destinations efficiently.

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

We have also devised a new method of radium production, which entails the collection of Radium-224 via a liquid solution of Thorium-228, allowing for more efficient production with a higher output by significantly increasing the percentage yield of Radium-224 which is collected, as well as shortening the time to collect Radium-224 onto each source. This method has the potential of increasing our existing capacity by a factor of 2 to 3.

Alpha DaRT sources are prepared upon receiving an order from the clinician and are designed specifically for the treatment of an individual patient; specifically, the number of active sources in each applicator is made to order to match the prescribed treatment plan. Supply of the Alpha DaRT sources is carefully coordinated to account for a usable window up to 24 hours after receipt of the Alpha DaRT sources by the hospital, accounting for the natural decay of the Radium-224 during shipment and intake. Pursuant to the United Nations guidance regarding the transport of radioactive materials, the Alpha DaRT sources can be shipped by standard courier in Excepted Packages, which are used to transport material with extremely low levels of radioactivity, and do not require special handling or protective gear in transit, or they can be shipped in Type A Packages, which are commonly used for shipping intermediate amounts of radioactive material. Prior to shipment, our clinical operations team ensures that all relevant clinicians undergo sufficient training as to proper handling, storage, and disposal of the Alpha DaRT sources.

Our Marketing and Commercialization Strategies

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

There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer AG, or Bayer, Novartis AG, Fusion Pharmaceuticals Inc., RayzeBio, Inc. (which has been acquired by Bristol-Myers Squibb Co.), Actinium Pharmaceuticals, Inc., RadioMedix, Inc., Orano SA and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including Radium-223, Actinium-225 and Thorium-227. The first and only approved alpha particle-based therapy is Bayer’s Xofigo, a salt of Radium-223 that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer.

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

Our Intellectual Property

As of December 31, 2023, our patent portfolio included 108 issued patents, and 221 pending patent applications including three allowed patent applications.

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

We have eight issued patents and eight pending patent applications, relating to the use of a polymer allowing daughter atoms to escape the source and penetrate the tumor where they emit alpha particles by diffusion. This increases the percentage of daughter radionuclides that reach the tumor. Eight patents have been issued in the U.S., Australia, , Japan, India, Korea, South Africa, the African Regional Intellectual Property Organization (ARIPO), and Russia. The foregoing patent applications are pending in the U.S., Europe, Japan, Canada, China, Mexico, Hong Kong, and Singapore. These patents or patents issuing from the pending applications will begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

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

We have 11 issued patents and 17 pending patent applications, relating to a number of our applicators and other accessories that are used in the Alpha DaRT source itself or in its delivery. 11 patents have been issued in Australia, South Africa, Russia, India, China, and Hong Kong. 17 of these patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, Russia, ARIPO, Mexico, Hong Kong, Singapore, South Africa and Australia. Patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents and ten pending patent applications relating to a therapeutic substance administered to a tumor as a medicant, which triggers cytoplasmatic sensors to the presence of an intracellular pathogen, followed by intratumoral Alpha DaRT thereafter. Two patents have been issued in China and Australia. Ten of these patent applications are pending in the U.S., Europe, Japan, China, Canada, Australia, Korea, Singapore, Russia, and Hong Kong. Patents issuing from these patent applications begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents and 16 pending patent applications, relating to our newly devised liquid method of radium production, as described above. Two patents have been issued in Australia and Japan. 16 of these patent applications are pending in the U.S., Europe, Japan, Australia, China, Hong Kong, Mexico, Russia, Singapore, ARIPO, Korea, Canada, South Africa and India. Patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have one issued patent and 15 pending patent applications, relating to a template assembly to grasp a body organ during radiotherapy. One patent has been issued in Japan. One of these patent applications has been allowed in the U.S., and 14 of these patent applications are pending in the U.S., Europe, China, Korea, India, Singapore, Australia, Canada, Taiwan, Mexico, Russia, ARIPO, South Africa and Hong Kong. Patents issuing from these pending applications will begin to expire in 2040, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 17 patent applications pending, relating to a modified Alpha DaRT source with higher activity levels and lower desorption probability for enhanced effects of beta radiation. One of these patent applications has been allowed in the U.S., and 16 of these patent applications are pending in the U.S., Europe, Taiwan, Japan, China, Korea, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, South Africa, Israel and Hong Kong. Patents issuing from these pending applications will begin to expire in 2040, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents and 15 pending patent applications, relating to an apparatus for planning an Alpha DaRT treatment session. Two patents have been issued in the U.S., and 15 of these patent applications are pending in the Europe, Taiwan, China, Korea, Japan, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, South Africa, Israel and Hong Kong. Patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two pending patent applications, relating to Alpha DaRT as used in treating prostate cancer. One of these patent applications has been allowed in the U.S., and one of these patent applications is pending in Taiwan. Patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have a total of 13 PCT applications, 17 U.S. applications, including four provisional applications, and 89 applications in other countries, which relate to other potential approaches for our products, including other potential approaches for our product candidates. Patents issuing from these applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

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

The terms of the grants under the Innovation Law also generally require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to the IIA. It should be noted, that this does not restrict the export of products that incorporate the funded know-how. With respect to transfer of know how out of Israel, when an approval is received from the IIA, a redemption fee must be paid to the IIA. The Innovation Law provides a formula for the calculation of such redemption fee, based on the value of the transferred know-how, multiplied by the amount of grants received from the IIA (including the accrued interest), and divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid to the IIA on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon, and a floor of equal to the total amounts of the IIA grants, plus the interest accrued. Upon payment of the redemption fee, the know-how and manufacturing rights developed under the IIA funding cease to be subject to the Innovation Law. See “Risk Factors— Risks Related to Our Incorporation and Location in Israel” for additional information.

Since our incorporation, we have received grants from the IIA relating to various projects, of both royalty-bearing and non-royalty-bearing varieties. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA at December 31, 2023, including grants received by the Company, grants assumed from Althera Medical Ltd. and the associated interest accrued on all such grants, including the interest accrued through, amounts to approximately $6.87 million, of royalty-bearing grants. In addition, through December 31, 2023, we received IIA participation payments in the aggregate amount of $1,652 thousand under non-royalty-bearing programs from the IIA.

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

510(k) Clearance marketing pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2024, the standard user fee for a 510(k) premarket notification application is $21,760.

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

PMA approval pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2024 includes a standard application fee of $483,560.

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

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Pursuant to the Food and Drug Administration Safety and Innovation Act, or FDASIA, manufacturers may request the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests are subject to the payment of user fees, which for fiscal year 2024, includes a standard fee of $145,068.

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

On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. MHRA seeks to amend the UK Medical Devices Regulations 2002 (which are based on EU legislation, primarily the EU Medical Devices Directive and the EU In Vitro Diagnostic Medical Devices Directive), in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform IVD regulation and foster sustainability through the reuse and remanufacture of medical devices. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but have recently been postponed to July 2024. Devices bearing CE marks issued by EU notified bodies under the EU Medical Devices Regulation or EU Medical Devices Directive are now subject to transitional arrangements. The UK Government has introduced legislation that provides that CE-marked medical devices may be placed on the Great Britain market on the following timelines:

●	general medical devices compliant with the EU Medical Devices Directive or EU Active Implantable Medical Devices Directive with a valid declaration and CE marking can be placed on the Great Britain market up until the sooner of expiry of the certificate or June 30, 2028; and

●	general medical devices, including custom-made devices, compliant with the EU Medical Devices Regulation can be placed on the Great Britain market up until June 30, 2030.

Following these transitional periods, it is anticipated that all medical devices will require a UK Conformity Assessed, UKCA, mark in order to be placed on the market in Great Britain.

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

Japan’s Regulations of Medical Devices

Medical devices are defined as “appliances or instruments, etc. which are intended for use in the diagnosis, treatment or prevention of disease…,” which are classified into 85 broad product categories under the implementing Cabinet Order, such as “physical diagnostic and treatment devices” or “radioactive material treatment devices”, based on product features and functionalities. If a product falls under any of these categories, it will be regulated as a medical device For regulatory purposes, the medical devices are given classification of Class I through IV, based upon their potential safety concerns and health risks. For example, a simple device such as blood pressure meter is Class I, whereas products with potential health risks but for which technology is well established in the form of ISO specifications are Class II (e.g., a pulse oximeter). More advanced products with significant safety concerns are Class III (e.g., a heart pacemaker). Finally, the Ministry of Health, Labor and Welfare (“MHLW”) designates part of Class III devices as Class IV which covers those invasive items with significant safety concerns which may impair human lives (e.g., a balloon cardiovascular catheter). These classifications are compiled in a classification table describing thousands of product subcategories, which is updated from time to time by the MHLW, reflecting introduction of new medical device.

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

Post-marketing surveillance and “data exclusivity”

In contrast to new pharmaceuticals, which are typically given a post marketing surveillance period for a certain number of years to assess the safety and efficacy of the new product upon approval, not all newly approved medical devices are subject to the post marketing surveillance requirement. Since 2014, the MHLW requires post marketing surveillance only for “evidently” new medical devices in terms of its mechanical structure, usage, operative procedures, or efficacy, and which have not been used either in Japan or abroad. The post marketing surveillance period is, in principle, 3 years, and generally 5 years for embedded products or orphan products which require a long term observation or a larger number of clinical cases to fully assess the product profile. These determinations are made by the MHLW on a case by case basis, and the Ministry may set the period up to 7 years if it finds necessary.

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

Reimbursement

Reimbursement for medical devices in Japan is centralized, as it is covered by the Japanese National Health Insurance (NHI). Institutions who purchased the reimbursable medical devices receive monetary compensation either in the form of price reimbursement (for consumable medical devices), or through their professional/technical fees (for non-consumables such as CT scanners, automated surgical robotics).

When a new Class III/IV non-consumable device product is granted approval, the manufacturer who wishes to obtain the reimbursement status under the NHI must submit a reimbursement proposal to the MHLW. Upon receipt of the proposal, the Ministry will task the advisory body to evaluate if the new medical device would require a new technical fee for reimbursement, or would be reimbursable under the existing technical fee. If the product is entirely new, a new technical fee will be created, under which the fee will be payable to the institution when the device is used for treatment. On the other hand, the authorities may determine that the existing (generic) technical fee covers the new technology, and simply add the new medical device as being eligible for NHI reimbursement under the technical fee. In the latter case, the new product will have to compete with the existing products for compensation from the same technical fee payable to the institution.

Compliance, promotion and advertisement

The law in Japan was amended in 2020 to strengthen the compliance mechanism inside the corporate structure of the holder of the product approval. Specifically, the approval holder is required to nominate an officer in charge of the medical device matters who shall bear overall responsibilities for compliance, as well as a qualified individual who supervises the operational issues of safety and efficacy of the medical device it distributes. The law also requires the approval holder to organize the compliance structure and allocate and document necessary responsibilities among its staff.

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

For instance, on December 13, 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including certain high-risk medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

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

We have three wholly-owned subsidiaries: Alpha Tau Medical, Inc., which is incorporated in the United States, Alpha Tau Medical Canada, which is incorporated under the laws of Quebec, and Alpha Tau Medical KK, which is incorporated under the laws of Japan.

D.	Property, Plants and Equipment

Our principal facilities are located in Jerusalem, Israel and consist of approximately 2,600 square meters (approximately 28,000 square feet) of leased office space and a manufacturing facility. These facilities currently accommodate our principal executive offices, research and development, account management, marketing, design, business development, finance, and other administrative activities. Of our total 121 employees as of December 31, 2023, 106 are located in Israel. The lease for these facilities expires in May 2035.

As of December 31, 2023, we also have a long-term leasehold on a plot of land of approximately 6,660 square meters (1.65 acres) in the Har Hotzvim Industrial Park in Jerusalem, and we lease offices in Lawrence, MA, USA, Hudson, NH, USA and Togane, Japan. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. We have also constructed our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel, which is conducting pre-clinical studies, to explore potential combination therapies with Alpha DaRT.

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

Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We have evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT. Following these initial positive results, we substantially expanded our clinical evaluations in later trials to a much wider patient population. Specifically, we initiated follow-on studies at multiple clinical sites in Israel and around the world, to evaluate Alpha DaRT in cancers of the skin, superficial soft tissue, or oral cavity, regardless of cell type, which includes SCC as well as basal cell carcinoma, melanoma, skin metastases, and others. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. We have also conducted an open-label multi-center pivotal clinical trial in Japan in recurrent head & neck cancer, whose endpoints exceeded the target endpoints for safety and efficacy. On the basis of this trial, and following multiple pre-submission consultation meetings with Japan’s Pharmaceuticals and Medical Devices Agency, or PMDA, per common practice in Japan, we submitted a request to the PMDA in November 2023 for shonin pre-market approval of Alpha DaRT in patients with recurrent head & neck cancer, We anticipate a response to our submission in the second half of 2024. In August 2023, we announced that in long-term follow-up data from 81 lesions treated in 71 patients with unresectable, recurrent, or locally advanced head and neck or skin tumors treated Alpha DaRT across four prospective trials, we observed two-year actuarial local recurrence-free survival of 77% and no grade 2 or higher late toxicities. In addition, we are conducting a first-in-woman study in the United Kingdom to evaluate the feasibility and safety study of Alpha DaRT for the treatment of new and recurrent squamous cell carcinoma of the vulva, using a similar approach to that used in superficial lesions of the skin, head or neck.

We have also evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of solid tumors in internal organs, including the pancreas, prostate, brain, breast, lung and liver. We are currently conducting a safety and feasibility trial of Alpha DaRT treatment of advanced pancreatic cancer at two centers in Montreal, Canada. In November 2023, we announced interim data from the first five patients treated in this trial, indicating successful delivery in all five cases and no product-associated serious adverse events. In addition, we reported that the first five patients received conservative partial tumor coverage, and in patients with higher radium-224 levels, increased tumor responses were observed, with the last three patients presenting two stable disease responses and one partial response at last measurement.

We have engaged with a number of prestigious medical and educational institutions and, as of March 1, 2024, have sixteen clinical studies ongoing worldwide across these two parallel strategies, of generating data in superficial tumors as well as conducting studies in other indications

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on 20 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed in previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases.

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

We were incorporated in Israel in 2015 and our headquarters is located in Jerusalem, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, acquiring and building our intellectual property portfolio and conducting research and development activities, including pre-clinical studies and clinical trials, for our Alpha DaRT technology. We do not have any products approved for sale in the United States and have not generated any revenue from product sales. To date, we have funded our operations primarily through private placements of ordinary and convertible preferred shares and funding from government contracts. From inception through December 31, 2023, we have raised an aggregate of $186,538 to fund our operations, of which $179,441 were gross proceeds from the issuance of our shares and $7,097 were gross proceeds from government grants. We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $33,762 and $29,157 for the years ended December 31, 2022 and December 31, 2023, respectively. As of December 31, 2023, we had an accumulated deficit of $115,759. We anticipate that our expenses will increase significantly as we:

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

As of December 31, 2023, we had cash and cash equivalents, restricted deposits and short-term deposits totaling $84,940. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based these estimates on assumptions that may prove to be imprecise, and we may use our available capital resources sooner than we currently expect. See “Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development of our Alpha DaRT technology and any future product candidates, and because the extent to which we may enter into collaborations with third parties for product development is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our Alpha DaRT technology or any future potential product candidates.

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

A.	Operating Results

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

Financial expenses (income), net

Financial expenses (income), net, primarily consists of non-cash interest expense incurred on remeasurement of warrants, foreign currency translation, bank charges and interest, and interest income earned on our cash and cash equivalents and short-term deposits.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2022 and 2021, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 9, 2023.

The following table summarizes our results of operations for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023	Change	% Change
Operating expenses:
Research and development, net	$20,890	$26,424	$5,534	26.5%
Marketing	974	1,924	950	97.5
General and administrative	10,272	7,332	(2,940)	(28.6)
Total operating expenses	$32,136	$35,680	$3,544	11.0%
Loss from operations:
Financial expense (income), net	1,606	(6,539)	(8,145)	(507.2)
Loss before taxes on income	33,742	29,141	(4,601)	(13.6)
Tax on income	20	16	(4)	(20)
Net loss	$33,762	$29,157	$(4,602)	(13.6)%

Comparison of the Year Ended December 31, 2022 and 2023

Research and development, net

Research and development, net increased by $5,534 from $20,890 for the year ended December 31, 2022 to $26,424 for the year ended December 31, 2023. The increase in research and development expense was primarily attributable to increased employee compensation and benefits, including share-based compensation, increased operating costs, and increased pre-clinical study and clinical trial expenses particularly in our U.S. multi-center pivotal trial, with a smaller offset through government grants from the Israel Innovation Authority.

Marketing expenses

Marketing expenses increased by $950 from $974 for the year ended December 31, 2022 to $1,924 for the year ended December 31, 2023. The increase in marketing expenses was primarily attributable to increased employee compensation and benefits, including share based compensation and the hiring of our chief commercial officer.

General and administrative

General and administrative expenses decreased by $2,940 from $10,272 for the year ended December 31, 2022 to $7,332 for the year ended December 31, 2023. The decrease in general and administrative expenses was primarily due to decreased professional fees (including D&O insurance), and costs associated with our financing transaction in the first quarter of 2022.

Financial expense (income), net

Financial expense (income), net decreased by $8,145 from $1,606 for the year ended December 31, 2022 to $(6,539) for the year ended December 31, 2023. The decrease was primarily attributable to revaluation of warrants and an increase in interest from bank deposits, offset by changes in foreign exchange rates.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through December 31, 2023 primarily through gross proceeds of $179,441 from the issuance of our shares and $7,097 from government grants. The following table provides information regarding our total cash and cash equivalents, restricted cash and short term deposits for the periods presented:

	As of December 31,
	2022	2023
Cash and cash equivalents	$5,836	$12,657
Short-term deposits	98,694	69,131
Restricted cash	850	-
Restricted deposits	-	3,152
	$105,380	$84,940

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	As of December 31,
	2022	2023
Net cash used in operating activities	$(23,879)	$(17,958)
Net cash (used in) provided by investing activities	(89,936)	18,682
Net cash provided by financing activities	96,905	5,297
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(258)	(50)
Increase (decrease) in cash, cash equivalents and restricted cash	$(17,168)	$5,971

Net cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $23,879 for the year ended December 31, 2022, compared to $17,958 for the year ended December 31, 2023. The decrease of $5,921 was primarily attributable to a decrease in net loss of $4,605 and a $1,178 increase of share based compensation and $3,357 in trade payable and other payable and accrued expenses, offset by a decrease of $5,821 in the add-back of the change in fair value of Warrants liabilities.

Net cash used in/provided from investing activities

Net cash used in investing activities was $89,936 for the year ended December 31, 2022 compared to net cash provided from investing activities of $18,682 for the year ended December 31, 2023. The increase in cash provided from investing activities of $108,618 was primarily attributable to a $159,759 increase in proceeds from bank deposits offset by an increase of $45,644 investments into bank deposits and a $5,497 increase in purchase of property and equipment including the long-term leasehold on land in Jerusalem.

Net cash provided by financing activities

Net cash provided by financing activities was $96,905 for the year ended December 31, 2022 compared to $5,297 for the year ended December 31, 2023. The decrease of $91,608 was primarily attributable to the $93,543 net proceeds of the SPAC merger and concurrent PIPE financing in March 2022, offset by $5,248 bank loan proceeds received in October 2023.

Effect of exchange rate changes on cash, cash equivalents and restricted cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was $258 for the year ended December 31, 2022 compared to $50 for the year ended December 31, 2023. The decrease of $208 was primarily attributable to changes in the exchange rate between the U.S. Dollar and the Israeli NIS.

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

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain further marketing approvals and achieve product sales. In addition, our Alpha DaRT technology and other potential future product candidates, if further approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

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

Contractual Obligations and Commitments

The following table summarizes our significant and non-cancellable contractual obligations as of payment due date by period at December 31, 2023:

	Payments Due by Period Ended December 31,
	Total	2024	2025	2026	2027	Thereafter
Operating leases (facilities and motor vehicles)	$10,671	$1,097	$1,040	$899	$894	$6,741
Total	$10,671	$1,097	$1,040	$899	$894	$6,741

We have received royalty bearing grants from the IIA to finance our research and development programs in Israel, through which we received IIA participation payments in the aggregate amount of $5,445 through December 31, 2023. In return, we are committed to pay IIA royalties at a rate of 3 3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2023, no royalties have been paid or accrued. In addition, under the intellectual property purchase agreement with Althera, we assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty bearing grants received by Althera (plus accrued interest at LIBOR rate). Our liability to the IIA at December 31, 2023, including royalty bearing grants we received, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $6,869.

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

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2022 and 2023, our cash equivalents consisted of interest-bearing checking accounts and deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term nature and the low risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents or on our financial position or results of operations.

We operate primarily in Israel and the majority of our expenses are denominated in NIS. We are subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to our foreign currency exposures for the years ended December 31, 2022 and 2023, a 10% unfavorable movement in foreign currency exchange rates would have increased our operating expenses by approximately 4.8% and 4.5%, respectively.

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

For a discussion of our research and development policies, see “Item 4.B” above and the “Key Information—Risk Factors—Risks Related To Our Incorporation and Location In Israel” in Item 3.D above.

For a description of our intellectual property, please see “Item 4.B” above under “—Intellectual Property.

D.	Trend Information

Other than as described in Item 3.D. “Key Information—Risk Factors” and in Item 5.A. “Operating and Financial Review” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our results of operations or financial condition, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Share-Based Compensation

We account for share based compensation in accordance with ASC No. 718, “Compensation – Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. We recognize compensation expenses for the value of our awards granted based on the straight-line attribution method over the requisite service period of each of the awards. We recognize forfeitures of awards as they occur.

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

These assumptions and estimates were determined as follows:

(1) Expected term – The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

(2) Expected volatility – Since we have a limited trading history of our Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the implied volatility of our publicly traded warrants as well as the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the option’s expected term.

(3) Risk-free interest rate – We determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

(4) Expected dividend yield – We do not anticipate paying any dividends in the foreseeable future. Thus, we used 0% as our expected dividend yield.

(5) Fair value of Ordinary shares – Our Ordinary shares have a limited history of being publicly traded. Prior to the consummation of the Merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.

Warrants liability

The Company has classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2024:

Name	Age	Position
Executive Officers
Uzi Sofer	54	Chief Executive Officer and Chairman
Raphi Levy	39	Chief Financial Officer
Prof. Itzhak Kelson	84	Chief Physics Officer
Prof. Yona Keisari	77	Chief Scientific Officer
Robert Den, M.D	45	Chief Medical Officer
Amnon Gat	49	Chief Operations Officer
Ronen Segal	52	Chief Technology Officer
Peter Melnyk	62	Chief Commercial Officer
Non-Employee Directors
Michael Avruch	54	Director
Ruth Alon(1)(4)	72	Director
S. Morry Blumenfeld, Ph.D(2)(3)(4)	86	Director
Meir Jakobsohn(2)(3)(4)	55	Director
Alan Adler(1)(4)	83	Director
David M. Milch, M.D(1)(2)(3)(4)	69	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and governance committee

(4)	Independent director under the rules of Nasdaq

Executive Officers

Uzi Sofer has served as our Chief Executive Officer and as chairman of our board of directors since our founding in 2015. Prior to that, Mr. Sofer was the co-founder, Chief Executive Officer and director of Brainsway Ltd. (NASDAQ: BWAY), an Israeli medical device company, from 2003 until his retirement in 2014, and also served as its acting Chief Financial Officer from its inception until 2010. Mr. Sofer has served as Chief Executive Officer, Chief Financial Officer, and chairman of various private and public companies for the past two decades. From 2001 until 2010, Mr. Sofer served as both chairman of the board and Chief Financial Officer of Hofit Kibbutz Kinneret Ltd. (TASE: HOFI). From 2000 through 2002, he served as director and Chief Financial Officer of Magen David Taasiot Ltd. Mr. Sofer has a B.Sc. in Accounting and Information Systems from the Lev Institute (Jerusalem College of Technology). We believe that Mr. Sofer’s public company and industry experience qualify him to serve on our board of directors.

Raphi Levy has served as our Chief Financial Officer since 2019. Prior to joining us, Mr. Levy served in the Investment Banking Division at Goldman Sachs from 2006 until 2019 in New York and Tel Aviv, most recently serving as Executive Director in charge of healthcare banking in Israel. Mr. Levy has served as a director of MX Management LP since April 2022. Mr. Levy holds a B.S. in Economics from the Wharton School of Business, University of Pennsylvania, and a B.S.E. and M.S.E. in Electrical Engineering from the School of Engineering and Applied Science, University of Pennsylvania.

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

Professor Yona Keisari co-founded Alpha Tau and, together with Prof. Itzhak Kelson, invented the Alpha DaRT™ technology in 2003. Prof. Keisari served as our Chief Biological Officer from 2016 until 2019 and has served as Chief Scientific Officer since 2019. Prof. Keisari was a faculty member at the Department of Clinical Microbiology and Immunology, Faculty of Medicine, Tel Aviv University, Israel from 1979 until 2015, and served as Full Professor from 2002 until 2015, at which time he became Professor Emeritus. Prof. Keisari’s studies focus on the activation of systemic anti-tumor immune reactivity through in-situ destruction of solid cancers with Alpha DaRT™, and developing means to improved eradication of metastases. Prof. Keisari has co-authored 107 peer-reviewed scientific papers and is an editorial board member of nine journals. He co-founded and served as president of the Israeli Society for Cancer Research from 2013 until 2015 and has served as treasurer of The International Cancer Microenvironment Society since 2015. Prof. Keisari holds an M.Sc. in Microbiology and Immunology and a Ph.D. in Immunology from Tel Aviv University, and was a postdoctoral fellow at the National Cancer Institute of the NIH in Bethesda, MD.

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

Ruth Alon has served on our Board since March 2022. Ms. Alon is currently the founder and CEO of Medstrada. From 1997 and until September 24, 2016, Ms. Alon served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and Chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then-approximately 1,000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries (IATI), an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, R&D centers of multinational corporations and others. She currently serves on the boards of Moringa Acquisition Corp (NASDAQ: MACA), Treos Bio (privately held), Fibronostics (privately held), Angiolutions Therapeutics (privately held), and Brainsgate (privately held) (as Chairperson). Ms. Alon previously served on the board of Vascular Biogenics Ltd. from March 2010 until October 2023. Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon’s financial and capital markets experience with healthcare companies qualify her to serve on our board of directors.

S. Morry Blumenfeld, Ph.D. has served as a member of our board of directors since 2016. Dr. Blumenfeld is President and CEO of Quescon Consultants Ltd, a medical device consulting company, as position he has held since 2012. Dr. Blumenfeld is also a Venture Partner for MedTech Investments at OurCrowd and is the Founding Partner of Meditech Advisors LLC, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after 34 years with the company, where he helped initiate both GE’s CT and MRI business lines as well as the initial use of MR guided Focused Ultrasound, now being used by Insightec. Currently, Dr. Blumenfeld serves on the board of directors of a number of private medical device and technology companies, including Quescon Consultants since 2012 and Momentis since 2016. Dr. Blumenfeld holds a B.A.Sc in Engineering Physics, an M.A. in Molecular Physics and a Ph.D. in Molecular Physics from the University of Toronto. We believe that Dr. Blumenfeld’s industry experience qualify him to serve on our board of directors.

Meir Jakobsohn has served as a member of our board of directors since 2016. In 1996, Mr. Jakobsohn founded Medison Pharma Limited, a global pharma company and one of the largest commercialization partners of biopharma companies, and he currently serves as its Chief Executive Officer and chairman of the board of directors. Mr. Jakobsohn has served on the board of directors of various public and private healthcare and technology companies. Mr. Jakobsohn holds a B.A. in Economics from Bar-Ilan University and an Executive M.B.A. from Bradford University in the UK. We believe that Mr. Jakobsohn’s financial and industry experience qualify him to serve on our board of directors.

Alan Adler has served as a member of our board of directors since 2018. Mr. Adler served as a chairman of the board of directors and chief executive officer of Israeli-based Oridion Systems Ltd, from 2004 until the company was acquired by Medtronic plc, f/k/a Covidien (NYSE: MDT), in 2012. Prior to that, he gained over 14 years of experience as a principal at McKinsey & Company and, afterwards, as a senior partner at Evergreen Venture Partners, an Israeli venture capital group. Mr. Adler currently serves as a member of the board of directors of a number of private technology and life science companies, including Izun Pharmaceuticals Corporation since October 2018, Renalguard Solutions Inc. since March 2017, Scopio Labs Inc. since April 2018, Pardes Institute of Jewish Studies since 2012, and Shalem College since 2013. Mr. Adler holds a B.Sc. in Mathematics from Rensselaer Polytechnic Institute and an MBA with honors from Stanford University. We believe that Mr. Adler’s financial and industry experience qualify him to serve on our board of directors.

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

There are no family relationships among any of our executive officers or directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

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

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2023 was approximately $2.8 million. This amount includes $229 of amounts set aside or accrued to provide pension, severance, retirement, health or similar benefits or expenses as well as other benefits commonly reimbursed or paid by companies in Israel or the U.S. In addition, in 2023 we granted to our executive officers and directors a total of 359,474 restricted share units and 2,906,941 options to purchase our ordinary shares with a weighted average exercise price of $3.39. Both the share options and restricted share units commenced vesting only following the consummation of the Business Combination. General vesting terms for the options and restricted share units will vest over a 4-year period therefrom and the options typically expire 10 years from the date of grant. In certain cases our Board of Directors, in line with the compensation policy approved by our shareholders, approved differing vesting terms for certain members of our senior management or board of directors.

For 2024, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $2.9 million. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2024.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

●	Mr. Uzi Sofer, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2023 of $630 in salary expenses and social benefits costs.

●	Mr. Raphi Levy, Chief Financial Officer. Compensation expenses recorded in 2023 of $326 in salary expenses and $98 in social benefits costs.

●	Dr. Robert Den, Chief Medical Officer. Compensation expenses recorded in 2023 of $372 in salary expenses and $29 in social benefits costs.

●	Mr. Amnon Gat, Chief Operating Officer. Compensation expenses recorded in 2023 of $261 in salary expenses and $79 in social benefits costs.

●	Mr. Peter Melnyk, Chief Technology Officer. Compensation expenses recorded in 2023 of $350 in salary expenses and $26 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses or commissions to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2023 cash bonus or commissions expenses for Mr. Sofer, Mr. Levy, Dr. Den, Mr. Gat and Mr. Melnyk, as provided for in our 2023 financial statements, were $454, $280, $275, $250 and $110, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023 for Mr. Sofer, Mr. Levy, Dr. Den, Mr. Gat and Mr. Melnyk, as provided for in our 2023 financial statements, were $1.45 million, $750, $561, $525 and $396, respectively.

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

As of December 31, 2023, options to purchase 6,251,046 ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $4.99 per ordinary share. As of December 31, 2023, 503,349 restricted share units granted to our executive officers and directors were outstanding under our equity incentive plans.

We currently pay each of our non-employee directors an annual retainer of $26, with an additional annual payment for service on board committees as follows: $18 (or $21 for the chairperson) per membership of the audit committee, or $12 (or $14 for the chairperson) per membership of the compensation committee, $6 (or $7 for the chairperson) per membership of the nominating and governance committee and $5 (or $6 for the chairperson) per any membership on any other standing board committee. In addition, upon election, non-employee directors and each employee director that serves as chairperson of our board of directors, will be granted equity awards under our incentive plan at a value of $100, which will vest on a monthly basis over a period of three years. In addition, each non-employee director and each employee director that serves as chairperson of our board of directors will be granted annual equity awards under our incentive plan (provided the director is still in office) at a value of $100, which will vest on the earlier of the first anniversary of the date on which such options and restricted share units were granted or the date upon which our next annual general meeting of the shareholders is convened, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction.

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

Authorized Shares. As of December 31, 2023, there were 13,280,296 ordinary shares reserved and available for issuance under the 2021 Plan.

Shares Available for Grants. As of January 1, 2024, the maximum number of ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 20,979,410 ordinary shares plus (and without the need to further amend the 2021 Plan), (ii) any shares subject to awards under the 2016 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2024 and on January 1st of each calendar year thereafter and through January 1, 2032, equal to the lesser of (A) 4% of our outstanding ordinary shares on the last day of the immediately preceding calendar year; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year in which the increase will occur, provided that no more than 125,000,000 ordinary shares may be issued upon the exercise of Incentive Stock Options. Any shares (a) underlying the 2021 Plan or the 2016 Plan that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (b) if permitted by us, shares tendered to pay the exercise price or other purchase price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan; or (c) if permitted by us, subject to an award granted under the 2021 Plan or the 2016 Plan that are not delivered to a grantee because such shares are withheld to pay the exercise price of such award, or withholding tax obligations with respect to such award; shall automatically, and without any further action on our part or the part of any grantee be available for grant of awards and issuance under the 2021 Plan, unless determined otherwise by the board of directors. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of shares in respect of 125,000,000 awards then outstanding).

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

Awards. The 2021 Plan provides for the grant of stock options (including Incentive Stock Options and nonqualified stock options), ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.

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

Authorized Shares. As of January 1, 2024, a total of 2,673,455 ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2025 fiscal year and through our 2032 fiscal year, such pool of ordinary shares shall be increased by that number of ordinary shares equal to the lesser of:

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

Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of our assets, or our dissolution or liquidation, with respect to which the ESPP Administrator determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the ESPP or with respect to any outstanding purchase rights under the ESPP, the ESPP Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the ESPP; (b) the class(es) and number of shares and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights. In addition, in any such situation, the ESPP Administrator may, in its discretion, make other adjustments, including:

(a) providing for either (i) termination of any outstanding right in exchange for an amount of cash, or (ii) the replacement of such outstanding right with other rights or property selected by the ESPP Administrator in its sole discretion;

(b) providing that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c) making adjustments in the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d) providing that participants’ accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date on such date as the ESPP Administrator determines in its sole discretion and the participants’ rights under the ongoing offering period(s) shall be terminated; and

(e) providing that all outstanding rights shall terminate without being exercised.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Alan Adler and S. Morry Blumenfeld, and their terms will expire at the annual general meeting of shareholders to be held in 2025;

●	the Class II directors are David Milch and Ruth Alon, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Michael Avruch, Meir Jakobsohn and Uzi Sofer, and their term will expire at our annual meeting of shareholders to be held in 2024.

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

Board Diversity Matrix (As of March 1, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the listing rules of the Nasdaq. These responsibilities include:

●	appointing, retaining, and terminating our independent auditors and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

●	ensuring that the independent auditor prepares and delivers, at least annually, a written statement delineating all relationships between the independent auditor and Alpha Tau, actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that, in the Committee’s view, may impact the independent auditor’s objectivity and independence, and, if the Committee determines that further inquiry is advisable, will take appropriate action in response to the independent auditor’s report to satisfy itself of the auditor’s independence;

●	overseeing the accounting and financial reporting processes of our company;

●	reviewing transactions (other than transactions related to compensation or terms of services) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law and the Nasdaq rules;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

●	discussing Alpha Tau’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	setting clear hiring policies for employees or former employees of Alpha Tau’s independent auditor;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

●	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements; and

●	establishing procedures for handling employee complaints relating to the management of our business and the protection to be provided to such employees.

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

The compensation policy must be based on certain considerations include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

●	the office holder’s position and responsibilities;

●	prior compensation agreements with the office holder;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company; in particular the ratio between such cost to the average and median salary of such employees of the company, as well as possible impacts of compensation disparities between them on the work relationships in the company;

●	if the terms of employment include variable components, the possibility of reducing variable components at the discretion of the board of directors and setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of employment include severance compensation, the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which the office holder is leaving the company.

The compensation policy must also include, with regards to variable components, among other things:

●	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; or

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

●	a condition under which the office holder will refund to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to review the company’s compliance with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party, an office holder, or a relative of an interested party or an office holder. Nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as chief executive officer of the company. The company has appointed Yisrael Gewirtz, CPA, of Fahn Kanne Control Management Ltd. (Grant Thornton Israel), as the company’s internal auditor in accordance with applicable law.

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

Fiduciary duties of directors and executive officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Our Management—Management and Board of Directors” is an office holder under the Companies Law.

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

As of December 31, 2023, we had 121 FTEs across 3 offices in 4 countries, with 103 FTEs in research and development and related activities.

Of our total number of employees, 106 are located in Israel. We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

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

For information regarding the share ownership of directors and officers, see “Major Shareholders” in Item 7.A below. For information as to our equity incentive plans, see “Compensation of Directors and Executive Officers—Share Option Plans.” in Item 6.B above.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2024 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of March 1, 2024. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

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

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under Item 7.B “Related Party Transactions.”

For a description of the voting rights attached to our ordinary shares, please see “Voting Rights.” Unless otherwise noted below, each shareholder’s address is Kiryat HaMada St. 5 Jerusalem, Israel 9777605.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares
All 5% or Greater Shareholders Directors and Named Executive Officers
Uzi Sofer(1)	12,462,674	17.1%
Raphi Levy(2)	909,653	1.3%
Itzhak Kelson(3)	1,528,218	2.2%
Yona Keisari(4)	660,134	*
Robert Den(5)	43,291	*
Amnon Gat(6)	762,443	1.1%
Ronen Segal(7)	527,289	*
Peter Melnyk(8)	290,735	*
Michael Avruch(9)	1,792,921	2.6%
Ruth Alon(10)	71,237	*
S. Morry Blumenfeld(11)	265,643	*
Meir Jakobsohn(12)	3,217,746	4.6%
Alan Adler(13)	157,581	*
David Milch(14)	246,980	*
All executive officers and directors as a group (14 persons)	22,936,545	30.9%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 11,515,314 ordinary shares and (ii) 947,360 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(2)	Consists of 909,653 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2024.

(3)	Consists of (i) 727,362 ordinary shares held directly by Mr. Kelson, (ii) 603,151 ordinary shares held by Mr. Kelson’s domestic partner and (iii) 197,705 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(4)	Consists of (i) 503,489 ordinary shares and (ii) 156,645 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(5)	Consists of 43,291 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(6)	Consists of (i) 68,475 ordinary shares, (ii) warrants to purchase 7,529 ordinary shares, which are exercisable within 60 days of March 1, 2024 and (iv) 686,439 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2024.

(7)	Consists of 527,289 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(8)	Consists of 290,735 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(9)	Consists of (i) 1,581,022 ordinary shares held directly by Mr. Avruch, (ii) 321,020 ordinary shares held by Mr. Avruch’s spouse, (iii) 211,899 ordinary shares subject to RSUs or options granted to Mr. Avruch, which are exercisable within 60 days of March 1, 2024, and (iv) 31,856 warrants to purchase ordinary shares held by Mr. Avruch’s spouse, which are exercisable within 60 days of March 1, 2024.

(10)	Consists of 71,237 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(11)	Consists of (i) 47,086 ordinary shares, (ii) warrants to purchase 6,658 ordinary shares, which are exercisable within 60 days of March 1, 2024, and (iii) 211,899 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(12)	Consists of (i) 2,731,997 ordinary shares held by Medison Biotech (1996) Ltd. (“Medison Biotech”), (ii) warrants to purchase 190,850 ordinary shares held by Medison Biotech, which are exercisable within 60 days of March 1, 2024, (iii) 8,000 ordinary shares held by Tzalir Pharma Ltd. (“Tzalir Pharma”), (iv) 75,000 ordinary shares held by Mr. Jakobsohn, and (v) 211,899 ordinary shares subject to RSUs or options granted directly to Mr. Jakobsohn, which are exercisable within 60 days of March 1, 2024. Mr. Jakobsohn is the majority controlling owner of Medison Pharma Group Ltd., which is the sole owner of Medison Biotech and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Medison Biotech and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by Medison Biotech. Mr. Jakobsohn is the majority controlling owner of Tzalir Pharma and may be deemed to have beneficial ownership of the ordinary shares held directly by Tzalir Pharma.

(13)	Consists of 157,581 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024.

(14)	Includes (i) 71,237 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2024, (ii) 90,743 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”) and (iii) 85,000 warrants to purchase ordinary shares held by the Sponsor, exercisable within 60 days of March 1, 2024. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2024, there were 152 registered holders of our ordinary shares, (one of which (Cede & Co.) is a United States registered holder, holding approximately 60.2% of our outstanding ordinary shares).

B.	Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2022 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Rights of appointment

Our board of directors currently consists of seven directors. There are currently no rights among our shareholders to appoint any directors.

Agreements with directors and officers

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

Form F-3 Demand Rights. At any time when we are eligible to use a Form F-3 registration statement, the Investors holding a majority of the Registrable Securities can provide us with request to file a registration on Form F-3 in respect of the Registrable Securities. Within 14 days of the receipt of a request to effect such registration, we must give written notice of the request to the other holders of the Registrable Securities, and use our best efforts to effect the registration together with all or such portion of the registrable securities of any other holders joining in such request (as specified by notice given by each such other holder to us, within 15 days of the date of our notice to such holders), within 45 days. We are only required to effect any such registration if the anticipated aggregate proceeds will be at least US$2 million (net of underwriting discounts and commissions and such other fees specified under the Investor’s Rights Agreement). Furthermore, we are not required to file such Form F-3 if we have, within the 12-month period preceding the date of such request, already effected two registrations on a Form F-3.

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

Cutback. In the event that the underwriter advises that marketing factors require a limitation on the number of shares that can be included in a demand registered offering on a Form F-1 or F-3, the Registrable Securities that are to be included in such the registration statement, to the extent necessary to satisfy such limitation, shall be as follows: first, Preferred Registrable Securities held by the initiating Investors; second, Preferred Registrable Securities held by the non-initiating Investors; and third, Ordinary Registrable Securities; with respect to each of the first, second and third priorities above-on a pro rata basis.

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

None.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, likely have a significant effect on our financial position or profitability. For more information regarding risks related to litigation, see “Risk Factors—Risks Related to Our Business and Industry—Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such lawsuits will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

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

For the years ended December 31, 2023, 2022, 2021 and 2020, we did not pay any dividends.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. See also “Item 3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares—We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for such shares.

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

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax. Since 2018, the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or a Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

Following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies controlled by it;

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

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

Law for the Encouragement of Capital Investments 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

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

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company meeting the criteria of the law, is entitled to a reduced among others, corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, and then increased to 16% and 9% respectively, in 2014 and thereafter until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a specified development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from income which is attributed to a “Preferred Enterprise” or to a Special Preferred Enterprise will be generally will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals-20% (iii) non-Israeli residents (individuals and corporations)-25% or 30%, and subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate-20%, or a reduced tax rate under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority. The 2017 Amendment further provides that a technology company satisfying certain conditions (among others, group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders—subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We believe that we may be eligible to the tax benefits under the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will generally be exempt from Israeli capital gains tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2023), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2023 (excluding surtax as discussed below)), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment that the shareholder maintains in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or a Preferred Technology Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital of the Israeli resident paying corporation throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to certain corporate tax benefits under the Investment Law. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. resident maintains in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, or a Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) in the case of individuals, the taxpayer is not obligated to pay surtax (as further explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

Distribution on our ordinary shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, if we make distributions of cash or property on our ordinary shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because we do not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

Subject to certain exceptions, dividends on our ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on our ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for a deduction in computing such holder’s U.S. federal income tax income. Certain U.S. Treasury Regulations that apply to non-U.S. taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. U.S. Holders are urged to consult their tax advisors regarding the creditability of any such tax imposed by Israel. If a refund of the tax withheld is available under the laws of Israel or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

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

We believe we were a PFIC in 2023. However, there can be no assurances in this regard, nor can there be any assurances that we will or will not be treated as a PFIC in any future taxable year. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may continue to be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on such ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in our ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Distributions on Our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of our warrants will not be able to make a mark-to-market election with respect to their warrants.

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

During 2023, the value of the U.S. dollar strengthened against the ILS by approximately 3.1%. Our most significant foreign currency exposures are related to our operations in Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Item 16C. Principal Accounting Fees and Services

Our consolidated financial statements at December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2023, appearing in this Annual Report have been audited Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2022 and 2023, and breaks down these amounts by category of service:

	2022	2023
	(in thousands)
Audit Fees	$240	$230
Audit Related Fees	200	20
Tax Fees	100	16
Total	540	266

Audit Fees

Audit fees for the years ended December 31, 2023 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the years ended December 31, 2022 and December 31, 2023 relate to services in connection with the Business Combination which we consummated on March 7, 2022 and as well as review services associated with a base prospectus and prospectus supplement we filed in April 2023.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2023 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information consistent with our company’s particular operations and resources. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	a designated team principally responsible for managing and evolving (1) our cybersecurity risk assessment processes, (2) our cybersecurity controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, including Fahn Kanne Israel in the context of an extensive cybersecurity audit;

●	the continuous monitoring and improvement in configuration of security tools and features to assess and mitigate risks; and

●	cybersecurity awareness training of our employees, incident response personnel, and senior management;

We have not identified particular risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee) oversight of cybersecurity risks. The Committee oversees management’s implementation of our cybersecurity risk management program.

The Committee receives regular reports from management on our cybersecurity risks. In addition, management is charged with updating the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. In turn, management is advised as appropriate by our Company’s dedicated cyber task force, comprised of Company’s IT, data, and legal personnel, which meets regularly to identify and monitor areas for risk, to implement processes and to prioritize allocation of resources towards risk mitigation.

Our management team, including our dedicated cyber task force, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel with security qualifications and our retained external cybersecurity consultants. Our internal security team has extensive experience in system administration, both on-premises and in product administration with tools such as Microsoft 365 – including Intune, Defender, Exchange and Firewalls, and working with firms with very high confidentiality, integrity and availability requirements (Zero downtime).

Our management team maintains vigilance in its efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents and is continuously staying abreast of developments in cybersecurity through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Alpha Tau Medical Ltd.	20-F	001-41316	1.1	March 9, 2023
2.1	Description of Securities.					*
4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-258915	10.10	December 1, 2021
4.2††	Compensation Policy for Directors and Officers.	F-4	333-258915	10.11	December 1, 2021
4.3††	2016 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.7	August 18, 2021
4.4††	2021 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.8	December 1, 2021
4.5††	2021 Employee Share Purchase Plan of Alpha Tau Medical.	F-4	333-258915	10.9	December 1, 2021
4.6	Sponsor Letter Agreement, dated as of July 7, 2021, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the investors named on the signature pages thereto.	F-4	333-258915	10.3	October 18, 2021
4.7	Support Agreement, dated as of July 7, 2021, by and among Alpha Tau Medical Ltd., Healthcare Capital Corp., and the shareholders of Alpha Tau Medical Ltd. named on the signature pages thereto.	F-4	333-258915	10.4	October 18, 2021
4.8	Amendment to Sponsor Support Agreement, dated as of February 17, 2022, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the individuals named on the signature pages thereto.	20-F	001-41316	4.8	March 28, 2022
4.9	Amended and Restated Warrant Agreement, dated as of March 7, 2022, between, Alpha Tau Medical, Continental Stock Transfer & Trust Company and Healthcare Capital Corporation.	20-F	001-41316	4.9	March 28, 2022

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.10	Amended and Restated Investor Rights Agreement dated as of July 7, 2021 by and among Alpha Tau Medical Ltd. and certain shareholders of Alpha Tau Medical Ltd.	F-4	333-258915		August 18, 2021
8.1	List of Subsidiaries.	20-F	001-41316	8.1	March 9, 2023
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm					*
97	Alpha Tau Compensation Recovery Policy					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)					*

*	Filed herewith.

**	Furnished herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

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

ALPHA TAU MEDICAL LTD.

Date: March 7, 2024	By:	/s/ Uzi Sofer
	Name:	Uzi Sofer
	Title:	Chief Executive Officer

ALPHA TAU MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of

ALPHA TAU MEDICAL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alpha Tau Medical Ltd. (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, Convertible Preferred shares and shareholders’ (deficiency) equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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
A Member of EY Global
We have served as the Company’s auditor since 2016.
Tel-Aviv, Israel
March 7, 2024

ALPHA TAU MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$5,836	$12,657
Restricted cash		850	-
Short-term deposits		98,694	69,131
Restricted deposits		-	3,152
Prepaid expenses and other receivables	3	1,097	816

Total current assets		106,477	85,756

LONG-TERM ASSETS:
Long term prepaid expenses		391	471
Property and equipment, net	4	7,471	12,798
Operating lease right-of-use assets	5	5,810	8,363

Total long-term assets		13,672	21,632

Total assets		$120,149	$107,388

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$1,423	$2,566
Other payables and accrued expenses	6	2,246	3,474
Current maturities of operating lease liabilities	5	669	1,062

Total current liabilities		4,338	7,102

LONG-TERM LIABILITIES:
Long-term loan	7	-	5,610
Warrants liability	8	5,630	3,597
Operating lease liabilities	5	4,524	6,604

Total long-term liabilities		10,154	15,811

Total liabilities		14,492	22,913

COMMITMENTS AND CONTINGENCIES	11

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2022 and 2023; Issued and outstanding: 69,105,000 and 69,670,612 shares as of December 31, 2022 and 2023, respectively	12	-	-
Additional paid-in capital		192,259	200,234
Accumulated deficit		(86,602)	(115,759)

Total shareholders’ equity		105,657	84,475

Total liabilities and shareholders’ equity		$120,149	$107,388

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2021		2022	2023

Research and development, net		$11,447		$20,890	$26,424

Marketing expenses		482		974	1,924

General and administrative		1,861		10,272	7,332

Total operating loss		13,790		32,136	35,680

Financial expenses (income), net	13	13,474		1,606	(6,539)

Loss before taxes on income		27,264		33,742	29,141

Tax on income		7		20	16

Net loss		27,271		33,762	29,157

Net comprehensive loss		$27,271		$33,762	$29,157

Net loss per share, basic and diluted		$(0.67)		$(0.53)	$(0.42)

Weighted-average shares used in computing net loss per share, basic and diluted		40,534,697	*	63,534,875	69,377,922

*	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 12, Shareholders’ (deficiency) equity, for details.

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred shares		Ordinary shares			Additional paid-in	Accumulated
	Shares	Amount	Shares		Amount	capital	deficit	Total

Balances as of January 1, 2021	13,739,186	53,964	40,433,578		-	17,140	(25,569)	(8,429)

Exercise of Warrants to Ordinary shares	-	-	9,053		-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	86,282		-	111	-	111
Share-based compensation	-	-	-		-	812	-	812
Net loss	-	-	-		-	-	(27,271)	(27,271)

Balances as of December 31, 2021	13,739,186	53,964	40,528,913	*	-	18,063	(52,840)	(34,777)

Exercise of Warrants to Ordinary shares	-	-	1,612,980		-	3,335	-	3,335
Issuance of shares in connection with SPAC merger and PIPE financing	-	-	12,435,849		-	74,952	-	74,952
Conversion of convertible preferred shares in connection with SPAC merger	(13,739,186)	(53,964)	14,270,797		-	53,964	-	53,964
Conversion of Warrants to Convertible Preferred shares in connection with SPAC merger	-	-	-		-	35,170	-	35,170
Vesting of RSUs	-	-	232,361		-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	24,100		-	27	-	27
Share-based compensation	-	-	-		-	6,748	-	6,748
Net loss	-	-	-		-	-	(33,762)	(33,762)

Balances as of December 31, 2022	-	$-	69,105,000		$-	$192,259	$(86,602)	$105,657

Exercise of Warrants to Ordinary shares	-	-	68,221		-	-	-	-
Vesting of RSUs	-	-	453,831		-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	43,560		-	49	-	49
Share-based compensation	-	-	-		-	7,926	-	7,926
Net loss	-	-	-		-	-	(29,157)	(29,157)

Balances as of December 31, 2023	-	$-	69,670,612		$-	$200,234	$(115,759)	$84,475

*	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also note 12, Shareholders’ (deficiency) equity, for details.

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2022	2023
Cash flows from operating activities:

Net loss	$(27,271)	$(33,762)	$(29,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	776	979	1,074
Share-based compensation	812	6,748	7,926
Non-cash financial expenses (income), net	29	(1,325)	1,740
Decrease (increase) in prepaid expenses and other receivables	157	(341)	281
(Increase) decrease in long term prepaid expenses	(1,889)	1,637	(80)
Change in the fair value of warrants liabilities	13,257	3,788	(2,033)
Increase in trade payables	239	220	1,143
Increase (decrease) in other payables and accrued expenses	2,078	(1,206)	1,228
Change in operating lease liabilities	-	(1,152)	(809)
Change in operating lease right-of-use assets	-	535	729

Net cash used in operating activities	(11,812)	(23,879)	(17,958)

Cash flows from investing activities:

Investment in short-term deposits	(8,082)	(121,137)	(163,629)
Investment in restricted deposit	-	-	(3,152)
Proceeds from short-term deposits	30,282	32,105	191,864
Purchase of property and equipment	(2,927)	(904)	(6,401)

Net cash provided by (used in) investing activities	19,273	(89,936)	18,682

Cash flows from financing activities:

Proceeds from bank loan	-	-	5,248
Proceeds from SPAC merger and PIPE financing, net of transaction cost	-	93,543	-
Proceeds from exercise of Warrants	-	3,335	-
Proceeds from exercise of options	111	27	49

Net cash provided by financing activities	111	96,905	5,297

Effect of exchange rate changes on cash, cash equivalents and restricted cash	108	(258)	(50)

Increase (decrease) in cash and cash equivalents and restricted cash	7,680	(17,168)	5,971
Cash, cash equivalents and restricted cash at the beginning of the year	16,174	23,854	6,686

Cash, cash equivalents and restricted cash at the end of the year	$23,854	$6,686	$12,657

Supplemental disclosure of cash flows information:

Income taxes paid	$1	$8	$16
Interest received	$351	$237	$6,160
Interest paid	$-	$-	$52
Operating lease liabilities arising from obtaining right of use assets	$-	$-	$3,304

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

On July 7, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Healthcare Capital Corp., a Delaware corporation (“HCCC”), and Archery Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). As result of the Merger Agreement, the Merger Sub was merged with and into HCCC (the “Merger”) on March 7, 2022 (the “Closing Date”), with HCCC surviving the merger as a wholly owned subsidiary of the Company and the Company’s Ordinary shares, no par value per share and Public and Private Warrants (see note 8) began trading on the Nasdaq Capital Market on March 8, 2022.

Concurrently with and following the execution of the Merger Agreement, the Company entered into Subscription Agreements, together with a number of subsequent agreements since with certain investors (the “PIPE Investors”), in which the Company consummated the sale of 9,251,006 Ordinary shares for gross proceeds of $92,510.

Total gross proceeds resulted from the Merger transaction were approximately $104,052, out of which total transaction costs amounted to approximately $5,713. The transaction costs related to the Warrants liability in the amount of $817 were recognized as expenses in the Company’s consolidated statements of operations. The residual amount was recognized as additional paid in capital.

The Merger has been accounted for as a recapitalization, with no goodwill or other intangible assets recorded. It has been determined that the Company is the accounting acquire.

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

As of December 31, 2023, the Company had cash, cash equivalents, short-term deposits and restricted deposits of $84,940. During the year ended December 31, 2023, the Company incurred a net loss of $29,157 and had negative cash flows from operating activities of $17,958. In addition, the Company had an accumulated deficit of $115,759 on December 31, 2023. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least two years.

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

Restricted cash is primarily invested in bank deposits and is used as security for the Company’s lease commitments. The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	December 31,
	2022	2023

Cash and cash equivalents, as reported on the balance sheets	$5,836	$12,657
Restricted cash, as reported on the balance sheets	850	-

Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$6,686	$12,657

f.	Short-term bank deposits:

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Restricted deposits:

Restricted deposits are deposits with maturities of up to one year and are used as security for the Company’s lease commitments. Restricted deposits are presented at their cost, including accrued interest.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Manufacturing equipment	10
Computers and software	33
Laboratory equipment	10 - 15
Furniture and office equipment	7 - 15
Cars	20

i.	Impairment of long-lived assets:

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

For the years ended December 31, 2021, 2022 and 2023 there were no impairment losses identified.

j.	Leases:

On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement meets the definition of a lease at the inception of the lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are initially measured at amounts, which represent the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.

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

Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

k.	Research and development expenses, net:

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

l.	Grants and participations:

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

The Company recognized participations in research and development as a reduction from research and development expenses in the amount of $2,459, $1,343 and $841 for the years ended December 31, 2021, 2022 and 2023, respectively.

m.	Accounting for share-based payments:

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

The Company measures the grant date fair value of its Restricted Share Units (“RSUs”) based on the closing market price of the ordinary share on or immediately before the date of grant.

The Company used the following assumptions for options granted to employees and non-employees:

		Year ended December 31,
		2021	2022	2023

Expected term (years)	1	5.0-6.3	5.5-6.1	2.5-6.1
Expected volatility	2	85.5%-89.2%	43.5%-87.8%	50.6%-58.0%
Risk-free interest rate	3	0.8%-1.4%	1.6%-3.8%	3.8%-4.5%
Expected dividend yield	4	0%	0%	0%
Fair value of Ordinary share	5	$5.90-$7.64	$4.20-$11.41	$3.01-$4.60
Exercise price		$4.00-$11.50	$4.66-$11.50	$3.01-$4.60

These assumptions and estimates were determined as follows:

1)	Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

2)	Expected volatility — Since the Company has a limited trading history of its Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the implied volatility of our publicly traded warrants as well as the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

3)	Risk-free interest rate — The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

4)	Expected dividend yield— The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5)	Fair value of Ordinary shares — The Company’s Ordinary shares have a limited history of being publicly traded. Prior to the consummation of the Merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.

n.	Convertible Preferred shares and Convertible Preferred shares warrant liability:

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

On the Closing Date, all Convertible Preferred shares were converted into Ordinary shares of the Company, and all Warrants to purchase Convertible Preferred shares were converted into Warrants to purchase Ordinary shares of the Company.

o.	Ordinary share warrants classification and measurement:

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

As of December 31, 2022 and 2023, the Company has 2,391,857 and 2,313,976 warrants classified as equity, respectively.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, as of December 31, 2022 and 2023, the Company has 2,142,000 and 13,605,561 Public and Private Warrants, respectively, which are classified as a liability (see also notes 8 and 9).

p.	Fair value of financial instruments:

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

Financial instruments consist among others of cash equivalents, restricted cash, short-term deposits, restricted deposits, other accounts receivable, trade payables and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short-term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs.

q.	Income taxes:

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

As of December 31, 2022, and 2023 no liability for unrecognized tax benefits was recorded.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash and short-term deposits and restricted deposits.

Cash, cash equivalents, restricted cash, short-term deposits and restricted deposits are deposited in major banks in Israel, United States and Japan. Such investments in Israel and abroad may be in excess of insured limits and are not insured in other jurisdictions. Generally, cash and cash equivalents may be redeemed upon demand and, therefore, bear minimal risk.

s.	Severance pay:

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

Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets.

Severance pay expense for the years ended December 31, 2021, 2022 and 2023 amounted to $318, $418 and $466, respectively.

u.	Contingent liabilities:

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

As of December 31, 2022 and 2023, no provision was recorded.

v.	Basic and diluted net loss per share:

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

w.	Recently adopted Accounting Standards:

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

The Company recognized in its consolidated balance sheet ROU assets and lease liabilities of $6,089 on January 1, 2022, which included reclassifying deferred rent and rent prepayments as components of the ROU assets.

x.	Recently issued accounting pronouncements not yet adopted:

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

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. For the Company, ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: - PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2022	2023

Government authorities	$281	$325
Prepaid expenses	784	472
Other receivables	32	19

	$1,097	$816

NOTE 4: - PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2023
Cost:
Manufacturing equipment	$8,008	$8,617
Computers and software	443	522
Laboratory equipment	761	1,085
Furniture and office equipment	57	148
Cars	93	143
Land (1)	-	5,248

	9,362	15,763

Accumulated depreciation	1,891	2,965

Depreciated cost	$7,471	$12,798

Depreciation expenses amounted to $776, $979 and $1,074 for the years ended December 31, 2021, 2022 and 2023, respectively.

(1)	In October 2023, the Company entered into a development agreement with the Israel Land Authority (“ILA”), which converts into a lease agreement for an initial non-cancellable term of 49 years from the date of grant, subject to further potential renewal options (see also note 7).

NOTE 5: - LEASE

The Company has entered into non-cancelable lease agreements for its offices and motor vehicles with lease periods expiring at various dates through October 2036.

The components of operating lease costs were as follows:

	Year ended December 31,
	2022	2023

Operating lease cost	$775	$995
Variable lease cost	18	50

Total net lease costs	$793	$1,045

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: - LEASE (Cont.)

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2022	2023

Operating lease ROU assets	$5,810	$8,363
Operating lease liabilities, current	$669	$1,062
Operating lease liabilities, long-term	$4,524	$6,604
Weighted average remaining lease term (in years)	11.5	10.8
Weighted average discount rate	5.1%	5.8%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2023, are as follows:

Operating leases

2024	$1,097
2025	1,040
2026	899
2027	894
2028	900
2029 and thereafter	5,841

Total undiscounted lease payments	10,671

Less: imputed interest	(3,005)

Present value of lease liabilities	$7,666

NOTE 6: - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2022	2023

Employees and payroll accruals	$907	$1,159
Accrued expenses	1,276	2,236
Related parties	63	79

	$2,246	$3,474

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - LONG-TERM LOAN

In connection with financing the acquisition of a long-term leasehold on a plot of land in the Har Hotzvim Industrial Park in Jerusalem, the Company entered into agreements with Bank Leumi Le-Israel BM (the “Lender”), for: 1) a letter of credit in the amount of approximately NIS 7,904 ($2,054) to the benefit of the Israel Land Authority in September 2023, and 2) a long-term loan in the amount of approximately NIS 20,263 ($5,248) in October 2023. Both instruments are denominated in NIS and secured by deposits that the Company maintains at the Lender.

The long-term loan matures in a bullet payment due in September 2025, subject to any extensions as may be agreed with the Lender, and bears monthly interest at a spread of 0.46% below the NIS prime rate in Israel, which is 1.50% above the Bank of Israel lending rate.

The Company chose to use these financing instruments to close the acquisition of the long-term leasehold, pending its exploration of comprehensive long-term financing alternatives for the development of the land into a larger headquarters for the Company.

For the year ended December 31, 2023, the Company recorded interest expenses and currency exchange expenses in amount of $75 and $338, respectively.

NOTE 8:- WARRANTS LIABILITY

In March 2022, in conjunction with the Merger with HCCC, the Company issued 13,749,984 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within five years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option. During the twelve months ended December 31, 2022, a total of 144,123 Public Warrants were exercised into 144,123 ordinary shares of the Company. No Public or Private Warrants were exercised during the twelve months ended December 31, 2023.

As of December 31, 2023, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

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

NOTE 8:- WARRANTS LIABILITY (Cont.)

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

NOTE 9:- FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2022
	Level 1	Level 2	Level 3

Warrants Liability – Public Warrants	$3,403	$-	$-
Warrant Liability – Private Warrants	-	-	2,227

Total	$3,403	$-	$2,227

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2023
	Level 1	Level 2	Level 3

Warrants Liability – Public Warrants	$2,620	$-	$-
Warrant Liability – Private Warrants	-	-	977

Total	$2,620	$-	$977

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

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

NOTE 10: - CONVERTIBLE PREFERRED SHARES AND WARRANTS

a.	Convertible Preferred shares:

The Company issued Series A Convertible Preferred shares in 2018 and Series B Convertible Preferred shares in 2020. The Company classified the Convertible Preferred shares outside of shareholders’ deficiency as required by ASC 480-10-S99, since these Convertible Preferred shares were entitled to liquidation preferences which might have triggered a deemed liquidation event that is not solely within the Company’s control.

Upon completion of the Merger, all convertible preferred shares outstanding, totaling 13,739,186 shares, were automatically converted into 14,270,797 Ordinary shares and their carrying value of $53,964 was reclassified into shareholders’ equity.

b.	Warrants to purchase Preferred A shares:

Under the 2018 SPA, the Company had initially granted the Preferred A share investors an aggregate number of 3,614,960 Warrants convertible into Preferred A shares of the Company (“Preferred A Warrants”), with an exercise price of $5.04. The number of Warrants issued was subject to similar adjustments as the conversion ratio of the Preferred A shares.

In connection with the 2020 SPA, the Warrants agreement was modified, and the Company subsequently granted the Preferred A share investors approximately 7% additional Preferred A Warrants, increasing the aggregate number of Preferred A Warrants to 3,880,777, and reducing the exercise price to $3.87 per share. Since the Warrants were classified as a liability and subsequently measured at fair value through earnings, the effect of the Preferred A Warrants modification was reflected in the fair value of the Warrants and recognized in earnings. The Warrants could have been converted at any time until September 16, 2024.

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

During the years ended December 31, 2022, and December 31, 2023, a total of 1,556,817 and 9,984 of such warrants were exercised into 1,160,016 and 324 ordinary shares of the Company, respectively.

As of December 31, 2023, a total of 2,313,976 such warrants are outstanding.

NOTE 11: - COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees in the amount of $3,152 were issued by a bank to secure rent payments, leasehold commitments and future decommissioning requirements.

b.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $5,445 through December 31, 2023. In return, the Company is committed to pay IIA royalties at a rate of 3-3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through December 31, 2023, no royalties have been paid or accrued.

In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest at LIBOR rate). The Company’s liability to the IIA at December 31, 2023, including royalty-bearing grants received by the Company, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $6,699.

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

NOTE 11: - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - SHAREHOLDERS’ (DEFICIENCY) EQUITY

a.	Share capital:

Stock split

On July 6, 2021, the Company’s board of directors approved a 1: 0.905292 stock split which was effected on March 7, 2022. As a result, all Ordinary shares, Convertible Preferred shares, options for Ordinary Shares, warrants to Ordinary shares and Preferred shares, exercise price and net loss per share amounts were adjusted accordingly.

Ordinary shares rights

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

c.	Share option plans:

The Company has authorized through its 2021 Share Option Plan (the “Plan”), an available pool of Ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees of up to 18,192,586 Ordinary shares as of December 31, 2023.

The options granted generally have a four-year vesting period and expire ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant.

As of December 31, 2023, 13,280,296 of the Company’s Ordinary shares are available for future grants.

A summary of the status of options under the Company’s share option plans as of December 31, 2023 and changes during the relevant period ended on that date is presented below:

	For the year ended December 31, 2023
	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	8,237,794	$5.77	$2,588	7.24
Granted	3,520,111	$3.47
Exercised	(43,560)	$1.10
Forfeited and cancelled	(1,193,571)	$5.68

Outstanding at end of period	10,520,774	$5.03	$2,264	7.08

Exercisable options	6,460,049	$4.60	$2,264	6.02

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - SHAREHOLDERS’ (DEFICIENCY) EQUITY (Cont.)

A summary of the status of RSUs under the Plan as of December 31, 2023 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year	924,867
Granted	458,911
Vested	(453,831)
Forfeited and cancelled	(116,679)

Outstanding at end of year	813,268

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2021, 2022 and 2023, was comprised as follows:

	Year ended December 31,
	2021	2022	2023

Research and development	$654	$4,289	$5,073
Marketing expenses	7	210	2,379
General and administrative	151	2,249	474

Total share-based compensation expense	$812	$6,748	$7,926

As of December 31, 2023, there were unrecognized compensation costs of $14,396, which are expected to be recognized over a weighted average period of approximately 2.30 years.

The weighted average exercise price of the Company’s options granted during the years ended December 31, 2021, 2022 and 2023 was $9.81, $8.08 and $3.47, respectively.

The weighted-average grant date fair value of options granted during the years ended December 31, 2021, 2022 and 2023, was $4.45, $3.76 and $1.87, respectively.

d.	Warrants to investors:

(i)	As part of the 2018 SPA, the Company granted 9,053 Warrants to Ordinary shares to a public service foundation in Israel. The Warrants were exercised on July 15, 2021 into 9,053 Ordinary shares for no consideration.

(ii)	In July 2019, as part of the investment round of HekaBio K.K, the investors received 651,067 Warrants to Ordinary shares with an exercise price of $5.04 to be exercise within 4 years from grant date. During the year ended December 31, 2022, all 651,067 Warrants were exercised into 308,540 ordinary shares of the Company.

(iii)	Upon completion of the Merger, the 3,880,777 warrants convertible into Preferred A Shares of the Company were converted into an identical number of warrants convertible into ordinary shares of the Company until September 2024 at an exercise price of $3.87 (see also notes 2 n and 10 b).

During the year ended December 31, 2022, and 2023 a total of 1,556,817 and 9,984 of such warrants were exercised into 1,160,016 and 324 ordinary shares of the Company, respectively. As of December 31, 2023, a total of 2,313,976 such warrants are outstanding.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - SHAREHOLDERS’ (DEFICIENCY) EQUITY (Cont.)

(iv)	During the year ended December 31, 2022, a total of 144,423 Public Warrants were exercised into 144,423 ordinary shares of the Company.

e.	Warrants to consultants:

In April 2016, 67,897 Warrants to Ordinary shares were issued to a consultant for services received to be exercised within 7 years from grant date. In March 2023, 67,897 Warrants were exercised into 67,897 Ordinary shares of no-par value for no consideration.

NOTE 13: - FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2021	2022	2023
Financial expenses:
Foreign currency translation loss, net	$412	$-	$210
Interest on loan	-	-	75
Remeasurement of Warrants	13,257	3,788	-
Others	16	21	39

Total financial expenses	13,685	3,809	324

Financial income:

Foreign currency translation profit, net	-	413	-
Interest from deposits	211	1,790	4,830
Remeasurement of Warrants	-	-	2,033

Total financial income	211	2,203	6,863

Financial expenses (income), net	$13,474	$1,606	$(6,539)

NOTE 14: - INCOME TAXES

a.	Tax rate applicable to Company:

The corporate tax rate in Israel in 2021, 2022 and 2023 was 23%.

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

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - INCOME TAXES (Cont.)

Tax rate applicable to ATM Inc.:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform” or “TCJA”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain new rules designed to prevent erosion of the U.S. income tax base - “BEAT”); (iii) establishing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits; and (iv) providing a permanent deduction to corporations generating revenues from non-US markets (known as a deduction for foreign derived intangible income - “FDII”) .

Tax rate applicable to ATM KK (Japan):

The General Corporation tax (national tax in Japan) rate is 23.2% for fiscal years beginning after April 2018. Local taxes are also applicable in different rates and may result in a higher effective tax rate (for example, for Tokyo-based companies the effective statutory tax rate would generally be 30.62% for large companies, and 33.6% for small companies).

c.	The components of the net loss (income) before tax on income were as follows:

	Year ended December 31,
	2021	2022	2023

Domestic (Israel)	$27,089	$33,100	$28,224
Foreign	175	642	916

Total	$27,264	$33,742	$29,141

Income tax expense was as follows:

	Year ended December 31,
	2021	2022	2023
Current:
Domestic (Israel)	$-	$-	$-
Foreign	7	20	16

Total current income tax expense	7	20	16

Deferred:

Domestic (Israel)	-	-	-
Foreign	-	-	-

Total deferred income tax expense	-	-	-

Income tax expense	$7	$20	$16

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - INCOME TAXES (Cont.)

d.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2023 in the amount of approximately $56,012 which may be carried forward and offset against taxable income in the future for an indefinite period.

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2022	2023

Reserves and allowances	$22	$28
R&D expenses	1,018	1,363
Intangible assets	50	4
Stock-based compensation	94	140
Lease liability	473	1,041
Loss carryforward	3,950	4,372

Deferred tax assets before valuation allowance	5,607	6,948
Less - valuation allowance	(5,084)	(5,837)

ROU Asset	(523)	(1,111)

Net deferred tax assets, net	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

In 2022 and 2023 the main reconciling item for the Company’s tax rate is tax loss carryforwards and temporary differences, for which a full valuation allowance was provided.

f.	Tax assessment:

The Company has tax assessments through 2018 that are considered to be final.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: - BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Year ended December 31,
	2021	2022	2023
Numerator:
Net loss	$(27,271)	$(33,762)	$(29,157)

Denominator:

Weighted-average shares used in computing net loss per share, basic and diluted	40,534,697	63,534,875	69,377,922

Net loss per share, basic and diluted	$(0.67)	$(0.53)	$(0.42)

The potential shares of Ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2021	2022	2023

Convertible Preferred shares	13,739,186	-	-
Outstanding share options	6,046,769	8,237,794	10,520,774
RSU	1,031,250	924,867	813,268
Warrant to Preferred A shares	3,880,777	-	-
Warrants	651,067	18,071,521	18,061,537

	25,349,049	27,234,182	29,395,579

NOTE 16: - GEOGRAPHIC INFORMATION

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

The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2022	2023

Domestic (Israel)	$10,982	$17,646
United States	1,759	3,029
Japan	541	486

Total property and equipment, net and right-of-use assets	$13,281	$21,161

Property and equipment, net is attributed to the geographic location in which it is located.

ALPHA TAU MEDICAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - RELATED PARTIES

Transactions with related parties include employment agreements with relatives of certain directors or officers, each duly approved by the Board of Directors or its Audit Committee, as follows:

	Year ended December 31,
	2022	2023

Research and development, net	$265	$982

Balances with the related parties were as follows:

	As of December 31,
	2022	2023

Employees and payroll accruals	$8	$114