Form 20-F
period 2024-12-31
Alpha Tau Medical Ltd.
filed 2025-03-12
CIK 1871321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the registrant had outstanding 70,380,570 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, and references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024.

Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the regions in which we operate, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts, which we believe to be reliable based upon our management’s knowledge of the industry. We assume liability for the accuracy and completeness of such information to the extent included in this Annual Report. Such assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” Item 3.D. “Key Information-Risk Factors” and Item 5. “Operating and Financial Review and Prospects” in this Annual Report.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets and commercialization of our products, are forward-looking statements.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information-Risk Factors” and elsewhere in this Annual Report.

Important factors that could cause such differences include, but are not limited to:

●	We have incurred significant losses since inception and have not generated any revenue to date. We expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;

●	We may need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of the Alpha DaRT technology or other product discovery and development programs or commercialization efforts;

●	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess its future viability;

●	Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;

●	The commercial success of our Alpha DaRT technology, if authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;

●	The market opportunities for our Alpha DaRT technology may be smaller than we anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

●	We do not currently engage in commercial marketing activities or sales efforts and have no experience in marketing our products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved or certified for commercial sale, we may not be able to generate product revenue;

●	We currently conduct, and in the future intend to continue to conduct, preclinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials;

●	Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business;

●	If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates we develop, we will be unable to market and sell such product candidates outside of the United States;

●	If in the future our Alpha DaRT technology is approved or certified for commercial sale, but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue;

●	We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;

●	If we are unable to obtain and maintain patent or other intellectual property protection for our Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected;

●	We are incurring increased costs as a result of operating as a public company, and our management will devote substantial time to compliance initiatives; and

●	Conditions in Israel could materially and adversely affect our business.

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

We have incurred significant net losses in each period since we commenced activity in 2016. Our net losses were $29,157 and $31,750 for the years ended December 31, 2023 and December 31, 2024, respectively. As of December 31, 2024, we had an accumulated deficit of $147,509. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:

●	continue our research and development efforts and submit applications seeking marketing authorizations in the United States or authorizations or certifications outside the United States for our Alpha DaRT technology;

●	conduct and expand the scope of our preclinical studies and clinical trials for our Alpha DaRT technology;

●	continue to develop manufacturing facilities for our Alpha DaRT technology;

●	seek to identify additional potential indications for our Alpha DaRT technology;

●	acquire or in-license other products or product candidates or technologies;

●	add operational, financial and management information systems and personnel, including personnel to help us comply with our obligations as a public company;

●	hire and retain additional personnel, such as clinical, quality control, scientific, commercial and administrative personnel, including personnel to support the development and potential commercialization of our Alpha DaRT technology;

●	seek marketing authorizations or certifications for our Alpha DaRT technology or any other product candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize our Alpha DaRT technology or other products or product candidates for which we may obtain marketing authorization in the United States or similar authorization or certification in other target jurisdictions, if any;

●	expand, maintain and protect our intellectual property portfolio; and

●	continue to operate as a public company.

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

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain marketing authorization in the United States and similar authorization or certification in other target jurisdictions, and then successfully commercialize, our Alpha DaRT technology for at least one indication. Our Alpha DaRT technology is currently in clinical trials for a number of forms of cancer, including skin, oral, pancreatic, prostate, lung, liver and breast cancers, and preclinical or pending clinical studies for brain and other cancers, which will all require additional preclinical or clinical studies, clinical development and regulatory review and authorization or certification, substantial investment, access to sufficient commercial manufacturing capacity and significant commercialization and marketing efforts before we can generate any revenue from product sales.

We are conducting clinical trials in a number of forms of cancer and, as such, face significant development risks as our Alpha DaRT technology advances further through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

●	timely completion of our current and future preclinical studies and clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;

●	our ability to conduct preclinical studies and continue to successfully receive Investigational Device Exemptions, or IDEs, or comparable regulatory applications to allow us to initiate clinical trials for our Alpha DaRT technology or any future products or product candidates, including similar requirements as applicable in foreign jurisdictions;

●	being required by the U.S. Food and Drug Administration, or FDA, or similar foreign regulatory authorities or bodies to conduct additional clinical trials or other studies beyond those planned to support the potential marketing authorization or certification and commercialization of our Alpha DaRT technology or any future products or product candidates we develop or acquire;

●	our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities or other bodies the safety and efficacy of our Alpha DaRT technology or any future products or product candidates, if required;

●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our Alpha DaRT technology or future products or product candidates, if any;

●	the timely receipt of necessary marketing authorizations from the FDA or authorizations or certifications from similar foreign regulatory authorities or other bodies;

●	the willingness of physicians, operators of clinics and patients to utilize or adopt our Alpha DaRT technology or future products or product candidates as potential cancer treatments;

●	the availability of coverage and adequate reimbursement and pricing by third-party payors, including government authorities;

●	our ability, and the ability of third parties with whom we may choose to contract, to manufacture adequate clinical and commercial supplies of our product using Alpha DaRT technology or any future products or product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMP, or similar foreign requirements;

●	our ability to successfully develop a commercial strategy and thereafter commercialize our Alpha DaRT technology or any future products or product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and

●	our ability to establish and enforce intellectual property rights in and to our Alpha DaRT technology or any future products or product candidates.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical and preclinical development of our Alpha DaRT technology. We may need to raise additional capital to complete our currently ongoing planned clinical trials and any future clinical trials. Other unanticipated costs may arise in the course of our development efforts. If we are able to gain marketing authorization or certification for our Alpha DaRT technology or other future products or product candidates that we develop, we may require significant additional amounts of funding in order to launch and commercialize our Alpha DaRT technology or products or product candidates. We cannot reasonably estimate the actual amounts necessary to successfully complete the development of and commercialize our Alpha DaRT technology and we may need substantial additional funding after consummation of this transaction to complete the development and commercialization of our Alpha DaRT technology.

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

We are a clinical-stage, medical device, oncology therapeutics company with a limited operating history. We commenced operations in 2016, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting research activities, filing patent applications, developing our Alpha DaRT technology, identifying target indications, initiating and conducting our clinical trials, undertaking preclinical studies and establishing manufacturing infrastructure and capacity to produce our Alpha DaRT technology. We have not yet demonstrated our ability to successfully complete a pivotal trial in the United States, obtain marketing authorizations (other than in Israel) or similar authorizations or certifications in other foreign jurisdictions, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a pre-revenue business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

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

Risks Related to Our Business and the Alpha DaRT® Technology

Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

Our future success depends on the successful development of our Alpha DaRT technology, which is designed to treat solid tumors through alpha irradiation by intratumoral insertion of radium-224 impregnated sources, representing what we believe to be a novel approach to local radiotherapy. Alpha-emitting isotope oncology therapy is relatively new, and only one alpha-emitting isotope therapy has been approved in the United States or the European Union, or EU, and only a limited number of clinical trials of products based on alpha-emitting isotope therapies have commenced. In addition, the majority of the clinical trials evaluating alpha-emitting isotope oncology therapy have focused on systemic delivery of drugs like radiopharmaceuticals (including Xofigo or certain antibody-radionuclide conjugates), while our Alpha DaRT technology is designed to be a local therapy. As such, it is difficult to accurately predict the developmental challenges we may incur for our Alpha DaRT technology as it proceeds through preclinical studies and clinical trials. In addition, beyond the limited universe of patients treated with Xofigo, the sole alpha-emitting isotope oncology therapy approved in the United States or the EU, as well as other uses of alpha-emitting isotope therapy outside of oncology, such as in the use in treating ankylosing spondylitis, assessments of the long-term safety of targeted alpha-emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with our Alpha DaRT technology or any future products or product candidates we develop that we cannot predict at this time. It is difficult for us to predict the time and cost of the regulatory development of our Alpha DaRT technology, and we cannot predict whether the application of our technology, or any similar or competitive technologies, will result in the identification, development, and marketing authorization or certification of any products. There can be no assurance that any development problems we experience in the future related to our technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved at all. Any of these factors may prevent us from completing our preclinical studies and clinical trials that we may initiate or from commercializing any product candidates we may develop on a timely or profitable basis, if at all. In addition, the success of our Alpha DaRT technology will depend on several factors, including the following:

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

In particular, the future commercial success of our Alpha DaRT technology or any future products or any product candidates we may develop, as applicable, depends and will depend upon, among other things, these products and product candidates gaining and maintaining acceptance by physicians, patients, third-party payors and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. If any of our products or product candidates do not achieve and maintain an adequate level of acceptance, we may not generate material sales of that product or product candidate or be able to successfully commercialize it. The degree of market acceptance of our products and product candidates, if authorized for sale or certified, will depend on a number of factors, including:

●	our ability to provide acceptable evidence of safety and efficacy;

●	the prevalence and severity of any side effects;

●	publicity concerning our products and product candidates or competing products and treatments;

●	availability, relative cost and relative efficacy of alternative and competing treatments;

●	the ability to offer our products for sale at competitive prices;

●	the relative convenience and ease of administration of our products and product candidates;

●	the willingness of the target patient population to try new products and product candidates and the willingness of physicians to prescribe these products and product candidates;

●	the strength of marketing and distribution support; and

●	the sufficiency of coverage or reimbursement by third parties.

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

We are conducting a combination trial evaluating our Alpha DaRT technology in combination with pembrolizumab for the treatment of locally advanced or metastatic head and neck squamous cell carcinoma, and in the future we may explore conducting additional combination trials with one or more currently approved or experimental cancer therapies for this or other indications.

Even if our Alpha DaRT technology receives marketing authorization or obtains certification for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar foreign regulatory authorities could revoke marketing authorization of the therapy used in combination with our Alpha DaRT technology or that safety, efficacy, manufacturing or supply issues could arise with these other therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our products or product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially. Moreover, developing combination therapies also exposes us to additional clinical risks, such as requirements that we demonstrate the safety and efficacy of each active component of any combination therapy, which may increase our development costs or otherwise delay our development programs.

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

While we have taken steps to build our marketing team, we do not currently engage in commercial marketing activities or sales efforts and we have no experience in marketing our products. We intend to further develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical, medical device and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

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

We have limited financial and personnel resources and as such, we may determine to place significant focus on the development of our Alpha DaRT technology in certain indications, and as such, we may forgo or delay pursuit of opportunities with other future products or product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future products or product candidates for specific indications may not yield any commercially viable future products or product candidates. If we do not accurately evaluate the commercial potential or target market for a particular future product candidate, we may relinquish valuable rights to those future products or product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future products or product candidates.

We currently conduct, and in the future intend to continue to conduct, preclinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.

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

To date, we have not obtained authorization from the FDA to market any product candidate in the United States, and we expect to pursue PMA approval for our Alpha DaRT technology, which may limit our ability to implement product changes following any potential approval. For example, any modifications to a PMA-approved device that could affect its safety or effectiveness, including design and manufacturing changes, or that would constitute a change in its intended use, manufacture, design, components, or technology, requires approval of a new PMA or PMA supplement. However, certain changes to a PMA-approved device would not require submission and approval of a new PMA or PMA supplement and may only require notice to FDA in a PMA 30-Day Notice, Special PMA Supplement—Changes Being Effected or PMA Annual Report. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with any decisions regarding whether new approvals are necessary. If the FDA disagrees with our determination and requires us to seek PMA approvals for modifications to any previously approved products for which we have concluded that new approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain approval for the modification, and we may be subject to significant regulatory fines or penalties. Furthermore, approved products could be subject to recall if the FDA determines, for any reason, that such products are not safe or effective or that appropriate regulatory submissions were not made. We may not be able to obtain marketing authorizations for redesigned products in a timely manner, or at all. Delays in receipt or failure to receive approvals for device modifications could reduce our sales, profitability and future growth prospects.

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

Subject to the transitional provisions and in order to sell our products in member states of the EU, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation (Regulation (EU) No 2017/745), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC) and the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and - where applicable - other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

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

From January 1, 2021 onwards, the Medicines and Healthcare products Regulatory Agency, or MHRA became the sovereign regulatory authority responsible for the Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended), or UK Medical Devices Regulations, that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transition period on January 1, 2021, new regulations require all medical devices to be registered with the MHRA before being placed on the Great Britain market. The MHRA will only register devices where the manufacturer or their United Kingdom, or UK, Responsible Person has a registered place of business in the UK. Manufacturers based outside the UK must appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA.

Furthermore, on December 16, 2024, the UK government published an amendment to the UK Medical Devices Regulations to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment will come into force on June 16, 2025. In addition, the MHRA launched a consultation between November 14, 2024 and January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain. The MHRA has stated that it will incorporate feedback to this consultation into new UK legislation on pre-market requirements for medical devices in Great Britain. The new legislation is expected to come into force in 2026. Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, class I (non-sterile, non-measuring or non-re-useable) medical devices need to be “UKCA” self-certified, and other medical devices need to be “UKCA” certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2030. Medical devices also need to bear a physical United Kingdom Conformity Assessment, or UKCA, mark in order to be lawfully placed on the Great Britain market. However, one of the key topics in the MHRA’s recent consultation was to obtain feedback on whether to remove the requirement for a medical device and its labelling (i.e. packaging and instructions for use) in Great Britain to bear a physical UKCA mark. Instead of requiring a medical device and its labelling to bear a UKCA mark, manufacturers would be required to assign a unique design identification, or UDI, to medical devices before they are placed on the Great Britain market. If our devices were approved for marketing in the UK and this change would be implemented, we would no longer be required to affix the physical UKCA mark to our devices, but we might need to assign and affix a UDI. Understanding and ensuring compliance with any new requirements is likely to lead to further complexity and increased costs to our business. If there is insufficient UK approved body capacity, there is a risk that our product certification could be delayed which might impact our ability to market products in Great Britain.

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

The initiation and completion of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

●	we may be required to submit an IDE application to the FDA, which must be approved prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials; similar requirements may apply in foreign jurisdictions;

●	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

●	regulators and/or IRBs, or other bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

●	we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	clinical trials may produce negative or inconclusive results, and we may decide, or regulators or notified bodies may require us, to conduct additional clinical trials or abandon product development programs;

●	the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	we might have to suspend or terminate clinical trials for various reasons, including occurrence of adverse events or other findings that the subjects in our clinical trials are being exposed to unacceptable health risks;

●	we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB, or other bodies and/or regulatory authorities for re-examination;

●	regulators, IRBs, other bodies or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

●	the cost of clinical trials may be greater than we anticipate;

●	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

●	we may be unable to recruit a sufficient number of clinical trial sites;

●	regulators, IRBs, or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

●	marketing authorization or certification policies or regulations of FDA or applicable foreign regulatory authorities may change in a manner rendering our clinical data insufficient for marketing authorization or certification; and

●	our current or future products may have undesirable side effects or other unexpected characteristics.

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

From time to time, we may publicly disclose preliminary or topline data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, in January 2025, we announced positive interim results from our pancreatic cancer trials and our pembrolizumab combination trial in patients with HNSCC. However, there can be no assurance that the final topline data from either trial will be consistent with such results or otherwise viewed as positive. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete, including data from of our clinical trials, are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their diseases. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial, is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, results of operations, prospects or financial condition.

Positive results from early preclinical studies and clinical trials of our current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our current or future product candidates. If we cannot replicate the positive results from our preclinical studies of our current or future product candidates in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

Positive results from our preclinical studies of our current or future product candidates, and any positive results we may obtain from our early clinical trials of our current or future product candidates, including ongoing clinical trials of pancreatic cancer and our pembrolizumab combination trial in patients with HNSCC, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or clinical trials of our current or future product candidates according to our current development timeline, the positive results from such preclinical studies and/or clinical trials of our current or future product candidates, including Alpha DaRT, may not be replicated in subsequent preclinical studies or clinical trials. In particular, while we have conducted certain preclinical studies and clinical trials of Alpha DaRT, we do not know whether it will perform in our planned clinical trials as it has performed in these prior preclinical studies and clinical trials. There is no guarantee these preclinical and clinical results will be replicated in clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or comparable foreign regulatory authority. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our current or future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

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

As is the case with cancer therapies generally, it is likely that there may be side effects and adverse events associated with our Alpha DaRT technology or any future product or product candidate’s use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities or other bodies to interrupt, delay or halt clinical trials or may cause us to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Undesirable side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Additionally, if our Alpha DaRT technology or any future product candidate receives marketing authorization from the FDA, the side effects observed in clinical studies could result in a more restrictive label and we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA or to foreign regulatory authorities when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the event as well as the nature of the event. We may fail to report events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or foreign regulatory authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our marketing authorizations or certification, seizure of our products or delay in obtaining marketing authorizations or certification for our product candidates.

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

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of our future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. For example, in February 2024, the FDA issued a final rule to amend and replace the Quality System Regulation, or QSR, which sets forth the FDA’s current good manufacturing practice requirements for medical devices, to align more closely with the International Organization for Standardization standards. Specifically, this final rule, which the FDA expects to go into effect on February 2, 2026, establishes the “Quality Management System Regulation,” or QMSR, which, among other things, incorporates by reference the quality management system requirements of ISO 13485:2016. Although the FDA has stated that the standards contained in ISO 13485:216 are substantially similar to those set forth in the QSR, it is unclear the extent to which this final rule, once effective, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise negatively affect our business.

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

In addition, the EU regulatory landscape concerning medical devices evolved and on May 26, 2021, the EU Medical Devices Regulation (Regulation 2017/745) became applicable, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive (See “-Regulation of Medical Devices in the European Union”) and these modifications may have an effect on the way we conduct our business in the EU and the EEA. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices but does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria need to be reviewed. Depending on which countries products will be ultimately sold in, manufacturers may seek alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market differ from those in Great Britain. On December 16, 2024, the UK government published an amendment to the UK Medical Devices Regulations to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment will come into force on June 16, 2025. In addition, the MHRA launched a consultation from November 14, 2024 to January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain. The MHRA has stated that it will incorporate feedback to this consultation into new UK legislation on pre-market requirements for medical devices in Great Britain. The new legislation is expected to come into force in 2026. These modifications may have an effect on the way we intend to conduct our business in these countries.

Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other agencies or notified bodies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new medical device products from being developed, authorized, certified or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA, foreign regulatory authorities and notified bodies to review and authorize or certify the sale of new products can be affected by a variety of factors, including government budget and funding levels; its ability to hire and retain key personnel and accept the payment of user fees; statutory, regulatory, and policy changes; and other events that may otherwise affect the FDA’s, foreign regulatory authorities’ and notified bodies’ ability to perform routine functions. Average review times at the FDA, foreign regulatory authorities and notified bodies have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, other agencies and foreign bodies may also slow the time necessary for new devices to be reviewed and/or authorized or certified for marketing by necessary government agencies or foreign bodies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. If a prolonged government shutdown occurs, or if renewed global health concerns continue to prevent the FDA, other regulatory authorities or notified bodies from conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, foreign regulatory authorities and notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

If in the future our Alpha DaRT technology is approved or certified for commercial sale, but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue.

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

No uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been approved for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors. We can provide no assurances that we would be successful in obtaining coverage from Medicare or any other governmental or commercial third-party payor. In addition, while we believe that we may be able to rely on certain existing procedure codes for certain elements of the physician’s treatment efforts, we are not certain of this and as such may be required to seek new billing codes for our products, and regulatory authorities may not approve the creation of separate codes. Additionally, even if we are successful, these billing codes or the payment amounts associated with such codes may change in the future.

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

On September 18, 2020, the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, issued a final rule implementing a new mandatory payment model for radiation oncology services: the Radiation Oncology Alternative Payment Model, or the RO Model. Although the RO Model was originally intended to begin on January 1, 2022, subsequent legislation delayed its implementation until a date to be determined through future rulemaking. The RO Model, as currently structured, would significantly alter CMS’ payment methodology from a fee for service, or FFS, paradigm to a prospective payment for all radiotherapy services furnished during a 90-day episode of care for fifteen (15) different cancer types, regardless of the modality used or site of service. Under the RO Model, all providers of radiotherapy services, including physician group practices, hospital outpatient departments and free-standing radiation therapy centers located within a randomly selected Core Based Statistical Area, or CBSA, would be required to participate. The CBSAs selected for the RO Model would contain approximately 30% of all eligible Medicare FFS radiotherapy episodes in the U.S. Any provider outside of the CBSAs would continue to receive Medicare reimbursement based on an FFS methodology. It is uncertain the impact, if any, of the RO Model, if implemented, on the Medicare reimbursement to our customers when using our Alpha DaRT technology, if authorized for marketing, or our business, financial condition, or results of operations.

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

For instance, on December 13, 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product i.e., certain high-risk medical devices as of 2026. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including certain high-risk medical devices, and provides the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

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

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, financial condition and prospects.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the State of Israel has implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981. Further, in the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements or exclusions for disclosure of individually identifiable health information. In addition, we may in the future maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

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

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, or collectively, the CCPA, requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf.. Additional compliance investment and potential business process changes may also be required. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by Israeli data protection laws, HIPAA, the CCPA or other domestic or foreign privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. For example, in Europe, the General Data Protection Regulation, or GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA, or in the context of our activities within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union, or the CJEU, states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its Adequacy Decision in relation to the new EU-US Data Privacy Framework, or the DPF, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we conduct our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, from January 1, 2021, companies have had to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a data transfer mechanism from the UK to U.S. entities self-certified under the DPF. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Failure or perceived failure to comply with the GDPR, the UK GDPR, and other countries’ privacy or data security-related laws, rules or regulations could result in significant regulatory penalties and fines, affect our compliance with contracts entered into with our partners, collaborators and other third-party payors, and could have an adverse effect on our reputation, business and financial condition.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.

Risks Related to Our Reliance on Third Parties

We rely on a limited number of third-party suppliers and, in some cases, sole suppliers, for the majority of our components, subassemblies and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on several sole suppliers for certain components of our Alpha DaRT technology. These sole suppliers, and any of our other suppliers, may be unwilling or unable to supply components of these systems to us reliably and at the levels we anticipate or are required by us. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. If we obtain marketing authorization or certification, and we encounter delays or difficulties in securing these components, an interruption in our commercial operations could occur if we cannot then obtain an acceptable substitute. If we seek or are required to transition to new third-party suppliers for certain components of our Alpha DaRT technology or any future product or product candidates, we believe that there are a few other manufacturers that are currently capable of supplying the necessary components. In addition, the use of components or materials furnished by these alternative suppliers could require us to alter our operations. Any such interruption or change in supplier could harm our reputation, business, financial condition and results of operations.

Furthermore, if we are required to change the manufacturer of a critical component of our product candidates, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our implant systems in a timely manner. We generally do not carry inventory for components for more than three months at any given time. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our product candidates or could require that we modify their design. If the change in manufacturer results in a significant change to any product after its authorization or certification for marketing, a new marketing authorization from the FDA or similar international regulatory authorization or certification may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely manner or cost-effectively.

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

Our research and development activities involve the controlled use of potentially hazardous substances, including radiological materials, by us or third parties, such as CROs and CMOs. Our use of radioactive materials is regulated by the United States Nuclear Regulatory Commission and specified agencies of certain states, as well as the Israeli Ministry for Environmental Protection, for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. We are also subject to international laws and regulations that apply to manufacturers of radiation-emitting devices and products utilizing radioactive materials. These are often comparable to, if not more stringent than, the equivalent regulations in the United States. The use of Thorium-228 in our manufacturing processes, and Radium-224 in our Alpha DaRT technology, involves the inherent risk of exposure from alpha and beta particle emissions to the patient receiving the sources implanted, the clinicians administering the Alpha DaRT technology, our employees and others who may handle our products, which can alter or harm healthy cells in the body. Additionally, as we continue to develop our Alpha DaRT technology we may experiment with increased amounts of radiation in an attempt to increase the potential efficacy of our technology, which could heighten the potential risk of radiation exposure. We and such third parties are subject to the Israeli and U.S. federal, state, provincial and local laws and regulations governing the use, manufacture, storage, handling, and disposal of radiological, medical and hazardous materials. Although we believe that our and such third-parties’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from radiological, medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or Israeli and U.S. local, city, state, provincial or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition, or results of operations. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use; however, future claims may exceed the amount of our coverage. Also, we do not have insurance coverage for pollution cleanup and removal. Currently the costs of complying with such Israeli and U.S. federal, state, provincial, local and foreign environmental regulations are not significant, and consist primarily of waste disposal expenses. However, they could become expensive, and current or future environmental laws or regulations may impair our research, development, production and commercialization efforts.

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

We may encounter delays or other complications in the construction and/or operation of our manufacturing facility in Hudson, NH, or other facilities undertaken in the future, which may negatively impact our projected production capacity

The first phase of our construction of a new manufacturing facility in Hudson, NH is already underway. There may be circumstances, including those beyond our control, which may cause delays in the completion of the current and/or subsequent phases or which may otherwise result in delayed or reduced production capacity relative to our projections. We may encounter other complications in connection with constructing and/or with operating the facility, including with respect to securing necessary permits in a timely fashion, and we may have difficulty identifying and retaining appropriate personnel to staff the facility to generate our anticipated output. Further, ultimate production capacity will depend on a number of factors, some of which may be outside of our control.

We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale.

Thorium-228 is a key component of our Alpha DaRT technology, as it naturally decays into Radium-224 that is collected onto the sources which comprise an integral part of our Alpha DaRT technology. We acquire Thorium-228 from the Oak Ridge National Laboratory of the United States Department of Energy. We are also aware of or have spoken with other potential suppliers of Thorium-228, such that we anticipate steady supply of thorium for the production of the Alpha DaRT, although we note the increased demand for Thorium-228 and its daughter atoms in light of the increasing interest in exploring the use of Lead-212 in systemic radiopharmaceuticals.. We will continually evaluate Thorium-228 manufacturers and suppliers and intend to have redundant suppliers prior to the commercial launch of the Alpha DaRT technology, if approved. While we consider Thorium-228 to be readily available, there can be no guarantee that we will be able to secure another Thorium-228 supplier or obtain on terms that are acceptable to us.

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

To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business. We may in the future also license or purchase patents and patent applications owned or controlled by others. As of December 31, 2024 our patent portfolio included 151 issued patents, 4 PCT applications pending and 217 pending patent applications, including six allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Mexico, India, Hong Kong, Singapore, South Africa and the African Regional Intellectual Property Organization, or the ARIPO. Some of our earlier filed patents have expired or are expected to expire between now and 2026, subject to patent term extensions and adjustments that may be available in certain jurisdictions. When key patents covering our core technology expire, competitors and other third parties may be able to make competing products and encroach on our market share.

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

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such lawsuits will be costly and time-consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

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

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign countries may require the payment of maintenance fees or patent annuities during the lifetime of a patent application and/or any subsequent patent that issues from the application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application. Such noncompliance can result in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Such an event could have a material adverse effect on our business.

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

Certain of our key patent families have been filed in the United States; however, we have less robust intellectual property rights outside the United States, and, in particular, we may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many of our patent families remain at various stages of application in multiple global territories which have not yet been granted. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines. We may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology. For example, certain jurisdictions do not allow for patent protection with respect to method of treatment.

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

As our development and commercialization plans and strategies develop, as our manufacturing operations expand and as we continue operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to accommodate our expanded operations. Future growth would impose significant added responsibilities on members of management, including:

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

Additionally, the emphasis on ESG matters, including diversity initiatives, has resulted and may result in the adoption of new laws and regulations, including new reporting requirements in various jurisdictions. Our failure to comply with any applicable rules or regulations could lead to fines and penalties, including risk of litigation and investigation, and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers, customers and business partners, which may augment or cause additional impacts on our business, financial condition or results of operations.

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

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information, preclinical and clinical trial data and personal information (collectively, “Confidential Information”) of our customers, employees and other related third parties. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such Confidential Information.

Despite the implementation of security measures, our information technology systems and those of our current and any future trial sites, CROs and other contractors, consultants and collaborators are vulnerable to damage from cyberattacks, “phishing” attacks and other social engineering schemes, hacking, computer viruses and malware (e.g. ransomware), misconfigurations, “bugs” or other vulnerabilities, malicious code, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures, employee theft or misuse, human error, fraud, denial or degradation of service attacks, and sophisticated nation-state and nation-state-supported actors, or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our efforts to obtain marketing authorization or certification and significantly increase our costs to recover or reproduce the data. In addition, such a breach may require notification to governmental agencies, supervisory bodies, the media or individuals pursuant to applicable data privacy and security law and regulations. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

If our security measures are breached or unauthorized access to individually identifiable health information or other personal information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

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

In the event of a security breach, our company could suffer loss of business, severe reputational damage adversely affecting investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. For example, the loss of preclinical study or clinical trial data from completed or future preclinical studies or clinical trials could result in delays in our efforts to obtain marketing authorization or certification and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of Confidential Information, we could incur liability, including litigation exposure, penalties and fines, and the further development and commercialization of our product candidates could be delayed. We could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed.

We have incurred and expect to incur significant expenses to prevent or mitigate the effects of security breaches, including costs related to deploying additional personnel and protection technologies, training employees, engaging third-party solution providers and consultants, and obtaining cyber insurance. Although we expend significant resources to create security protections that shield our data against potential theft and security breaches, such measures cannot provide absolute security. Moreover, given that we have outsourced our information systems to vendors and rely on cloud-based information systems, third-party vendors may or could have access to our Confidential Information and we face related security risks which require us to expend resources to protect our technology and information systems. If we or our third-party vendors were to experience a significant cybersecurity breach of our or their information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. There can also be no assurance that our and our third-party service providers’, strategic partners’, contractors’, consultants’, CROs’ and collaborators’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and Confidential Information.

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

International sales and operations are subject to a variety of risks, including:

●	foreign currency exchange rate fluctuations;

●	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

●	burdens and costs of compliance with a variety of foreign laws;

●	foreign tax laws and potential increased costs associated with overlapping tax structures;

●	greater difficulty in staffing and managing foreign operations;

●	greater risk of uncollectible accounts;

●	longer collection cycles;

●	logistical and communications challenges;

●	changes in labor conditions;

●	political and economic instability, including, without limitation, due to natural disasters or other catastrophic events, such as the ongoing war between Israel and Hamas, the conflict between Russia and Ukraine and world sanctions on Russia, Belarus, and related parties, terrorist attacks, pandemic diseases, hurricanes, fire, floods, pollution and earthquakes;

●	greater difficulty in protecting intellectual property;

●	the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by Our Products; and

●	general economic and political conditions in these foreign markets.

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

Social media is increasingly being used to communicate about our clinical development programs for our Alpha DaRT technology and the diseases our technology is being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following marketing authorization or certification of our Alpha DaRT technology or other future products or product candidates, if any. Social media practices in the medical device, biotechnology and biopharmaceutical industries continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in a future blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our Alpha DaRT technology or other future products or product candidates. There is also a risk of inappropriate disclosure of sensitive or material non-public information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, our Alpha DaRT technology or other future products or product candidates. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including a global pandemic, earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war or terrorist attack, explosion or pandemic could impact our business. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume operations. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

Risks Related to Being a Public Company

We are incurring increased costs as a result of operating as a public company, and our management will devote substantial time to compliance initiatives.

As a public company subject to reporting requirements in the United States, we are incurring significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have substantially increased our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs have increased our net loss. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance and we have been forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Certain Material Israeli Tax Considerations-Taxation of Our shareholders.”

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

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our next determination will be made on June 30, 2025. In the future, we would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market listing rules for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the (i) quorum requirement for shareholder meetings and (ii) the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the shares or assets of another company). We may in the future elect to follow home country practices in Israel with regard to other matters as well, such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic U.S. issuers. See Item16G. “Corporate Governance.”.

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

Our ordinary shares and warrants are listed on Nasdaq under the symbols “DRTS” and “DRTSW,” respectively. Unlike an underwritten initial public offering of our securities, the initial listing of our securities as a result of the Business Combination did not benefit from the following:

●	the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities; and

●	underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing.

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

As of March 1, 2025, we had warrants outstanding to purchase up to an aggregate of 15,747,561 ordinary shares, as well as outstanding ESOP grants to our employees, directors and service providers, of options to purchase a total of 14,702,335 ordinary shares and 878,302 RSUs. Further, we may choose to seek third-party financing to provide additional working capital for our business, in which event we may issue additional equity securities. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason.

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were a PFIC in 2024. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may continue to be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a position contrary to the position taken by us or that a court will not sustain such a challenge by the IRS.

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

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations-U.S. Holders-Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and our warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

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

We are incorporated under Israeli law, and many of our employees, including our Chief Executive Officer and other members of our management team, operate from our headquarters located in Jerusalem, Israel. In addition, certain of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7th attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyberattacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. As of the date of this annual report, only several of our employees are called to active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

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

Our legal name is Alpha Tau Medical Ltd. and our commercial name is Alpha Tau.

We were founded in November 2015 by Uzi Sofer, our Chief Executive Officer and Chairman, along with the inventors of the Alpha DaRT® technology including Professor Itzhak Kelson and Professor Yona Keisari of Tel Aviv University, our Chief Physics Officer and Chief Scientific Officer, respectively. Together, they founded Alpha Tau with the goal of bringing this innovative technology out of the laboratory and into patients, in order to bring hope to cancer patients around the world. We are registered with the Israeli Registrar of Companies. Our registration number is 51-534453-9.

The main address of our principal executive offices is 5 Kiryat HaMada St., Jerusalem, Israel 9777605 and our telephone number is +972 (3) 577-4115. Our agent for service of process in the United States is Alpha Tau Medical, Inc., 1 Union Street 3rd Floor, Lawrence, MA 01840.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT® technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors.

In our initial proof of concept of the Alpha DaRT technology, we have evaluated, and continue to evaluate, the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% objective response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT. In June 2021, the U.S. Food and Drug Administration, or FDA, granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. In November 2023, on the basis of a clinical trial completed in Japan as well as data collected elsewhere in the world, we submitted to Japan’s Pharmaceuticals and Medical Devices Agency, or PMDA, an application for shonin pre-market approval of Alpha DaRT for use in patients with recurrent head & neck cancer. To support our U.S. strategy, we are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial around Q3 2025 and receiving top-line results of the trial in early 2026 for potential submission to the FDA.

We have also evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of solid tumors in internal organs, including the pancreas, lung, prostate, rectum and liver. In January 2025, we announced interim clinical data from multiple clinical trials, including safety and feasibility studies treating patients with pancreatic cancer, a combination study with pembrolizumab in patients with recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC), and other clinical trials. In a pooled interim data from three clinical trials of patients with pancreatic cancer, as of January 8, 2025, 41 patients had been treated with Alpha DaRT and 33 patients had a measured objective response and were examined for survival metrics. All patients were able to receive the Alpha DaRT treatment, and 151 adverse events were reported in total, of which 38 were possibly, probably or definitely associated with Alpha DaRT treatment, of which three were deemed serious adverse events, or SAEs. An analysis of best overall response in patients with a measured response showed an 18% objective response rate and 91% disease control rate, which is defined to include patients with stable disease or an objective response. An analysis using Kaplan-Meier statistics indicated median overall survival, or OS, across the 33 patients of 18.6 months from diagnosis or initiation of the previous round of chemotherapy, or 10.9 months from treatment with Alpha DaRT. In addition, ad-hoc analyses of pancreatic cancer population subgroups suggested meaningful improvement in median OS for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, across all analyzed subgroups, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors.

We also announced in January 2025 the approval of an investigational device exemption, or IDE, from the FDA, to conduct a clinical study examining the combination of Alpha DaRT and first-line chemotherapy in 12 patients with newly diagnosed metastatic pancreatic cancer, which was then further expanded by an IDE supplement to include a total of 30 patients across two cohorts of 15 patients each, one cohort of newly diagnosed metastatic pancreatic cancer and a second cohort of newly diagnosed locally advanced pancreatic cancer. We also announced receipt of regulatory approval from France’s Ministry of Health to initiate a French multi-center study examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer in 40 patients who have responded or had stable disease with first-line FOLFIRINOX chemotherapy.

We also announced in January 2025 interim data in our safety and efficacy study combining Alpha DaRT treatment with pembrolizumab in patients with recurrent unresectable or metastatic HNSCC, targeting a similar population as evaluated in Merck’s KEYNOTE-048 study and with a Combined Positive Score of at least 1. As of January 9, 2025, eight patients were treated with Alpha DaRT and pembrolizumab in the study. Of the eight patients treated, three demonstrated a systemic complete response, three demonstrated a systemic partial response, and two patients died before being evaluated, demonstrating a 37.5% systemic complete response rate and a 75% systemic objective response rate. In addition, no SAEs related to Alpha DaRT treatment were reported in these patients as of the data cutoff date of January 9, 2025.

We have engaged with a number of prestigious medical and educational institutions and, as of December 31, 2024, have fourteen clinical studies ongoing worldwide.

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on 20 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed from previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases.

If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe.

While local radiation therapy has been a mainstay of cancer therapy for years, it has been mostly limited to modalities utilizing beta or gamma emissions, which primarily destroy cells through an indirect mechanism relying on oxygen and the generation of free radicals to cause single-strand DNA breaks. By contrast, alpha radiation has hundreds of times the linear energy transfer rate of beta-emitters. Additionally, alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta’s lighter mass and lengthier (up to 12 mm) path, have been shown to destroy radioresistant cells in clinical studies - causing multiple, irreparable, double-strand DNA breaks and other cellular damage upon direct impact - within a very short distance. Accordingly, we believe that alpha radiation has several significant potential advantages for use in cancer radiotherapy, including a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation), imperviousness to factors such as hypoxia, and a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range in living tissue, as the range of less than 100 μm is insufficient to provide meaningful clinical utility.

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

We have also devoted a significant amount of time and resources establishing a robust patent portfolio so as to gain a strong scientific and commercial foothold worldwide. As of December 31, 2024, our patent portfolio included 151 issued patents, and 217 pending patent applications, including six allowed patent applications, in the United States, Europe, the United Kingdom, Canada, Japan, Australia, China, South Korea, Israel, Russia, Mexico, India, Hong Kong, Taiwan, Singapore, South Africa and ARIPO, and four PCT applications.

Our Therapeutic Focus

While we believe the Alpha DaRT has the potential to revolutionize the treatment of nearly all solid tumors, we have identified three initial areas of therapeutic focus for the development of our Alpha DaRT technology:

(1)	Localized and Unresectable - Localized tumors of a type where either current treatment options are inadequate or unavailable for the patient, e.g., refractory or recurring tumors following surgery and/or radiation, unresectable tumors, or tumors in patients who are unable to withstand surgery. Some of these tumor types include SCC, head and neck SCC, and prostate tumors.

(2)	High Unmet Need. Tumor types with high unmet need, limited treatment options and generally poor prognosis, such as pancreatic adenocarcinoma and glioblastoma.

(3)	Metastatic. By combining our Alpha DaRT technology with systemic therapies, such as checkpoint inhibitors, we seek to boost the Alpha DaRT’s potentially immunogenic activity and trigger an immune response to detect and destroy metastatic cancers throughout the body.

Development Pipeline

We have a number of active clinical programs targeting a range of different tumor types. Our global clinical trial strategy involves progressing our lead program in superficial tumors, particularly in the United States, while conducting feasibility studies in order to evaluate the potential of the Alpha DaRT in other tumor areas of high unmet need or metastatic disease. Upon receipt of early initial results in internal organ cancers from our clinical studies outside the U.S., we undertook increased focus on broadening and accelerating our clinical studies in the U.S. in additional target indications, including internal organ cancers, and are planning to initiate a U.S. multicenter clinical study of the combination of Alpha DaRT and chemotherapy in certain patients with newly diagnosed pancreatic cancer. The following table summarizes our development pipeline:

Potential Advantages of the Alpha DaRT® Technology

We believe the Alpha DaRT technology may offer the following potential advantages:

●	Potential to destroy solid tumors and preserve health tissue. Proprietary technology designed to harness alpha radiation in an effort to destroy solid tumors irreparably with localized precision, while sparing surrounding healthy tissue and limiting systemic side effects.

●	Broad potential utility across multiple tumors types supported by compelling safety data. Anti-tumor activity in clinical trials and pre-clinical studies has been observed across multiple tumor types, regardless of the size or location of the tumor or prior treatments, and the Alpha DaRT was generally well-tolerated in these studies and trials. We have also not observed any tumor types that demonstrated resistance to treatment with the Alpha DaRT technology. Taken together, we believe these results suggest the potential to treat patients with high unmet need.

●	Promising preliminary efficacy results. In a first-in-human study of 28 tumors of locally advanced and recurrent SCC cancers of the skin and head and neck, results showed that Alpha DaRT achieved 100% objective response rate with over 78% complete response rate. Furthermore, in a U.S. multi-center pilot feasibility trial in ten patients with malignant skin or superficial soft tissue tumors, results showed that the Alpha DaRT achieved 100% complete response rate.

●	Potential to treat patients with limited treatment options. Our Alpha DaRT technology is designed to deliver a powerful but conformal dose of radiation to a very targeted area, which we believe has the potential to address patients who have radio-resistant or recurring tumors, who are ineligible for surgery or for whom surgery would not have a meaningful impact on quality of life, or who otherwise would have limited treatment options.

●	Potential ease of use for patients and physician. Potential to be convenient and efficient for both physician and patient alike: The Alpha DaRT technology is designed to be administered through a quick, minimally invasive, generally outpatient procedure, with minimal radioactive exposure, and to yield rapid results without the need for hospitalization or protective gear. We believe that, if approved and commercialized, physicians could easily adapt the customizable treatment to a wide patient profile range without the need to purchase special equipment.

●	Potential stimulatory immune effect. Pre-clinical studies have demonstrated encouraging anti-tumor immune responses, cancer resistance and prolonged survival, with interim data from our study examining the combination of Alpha DaRT and pembrolizumab suggesting potential systemic cancer immune response in combination with immunotherapies or other systemic therapies.

Our Strategy

Our mission is to use our proprietary Alpha DaRT technology to transform the treatment of solid tumors and broaden the potential scope of local radiotherapy delivery across multiple clinical settings. Key elements of our strategy include:

●	Complete our ongoing U.S. clinical trial evaluating the efficacy and safety of Alpha DaRT in treating recurrent cutaneous squamous cell carcinoma tumors. We are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at up to 20 clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial in the third quarter of 2025 and receiving results of the trial in the first half of 2026for potential submission to the FDA.

●	Advance our global development pipeline by conducting feasibility studies in other tumors of high unmet need or metastatic diseases, and accelerate the initiation of similar U.S. trials. We are seeking to develop the Alpha DaRT technology by conducting feasibility studies in other indications and then generating potentially registrational data in other such indications, such as pancreas, brain and prostate cancers, as well as in patients with metastatic cancer. As of December 31, 2024, we have fourteen clinical trials ongoing worldwide. We are also discussing with the FDA our interest in initiating additional clinical studies in the U.S. during the course of 2025.

●	Continue to evaluate the potential systemic immune response generated by the Alpha DaRT, particularly in combination with immunotherapies. We have conducted extensive pre-clinical studies focused on the combination of Alpha DaRT with immunomodulators, which have demonstrated encouraging anti-tumor immune responses. By combining our Alpha DaRT technology with systemic therapies, we seek to harness the Alpha DaRT’s potential immunogenic activity and trigger an immune response to detect and destroy metastatic cancers. In January 2025 we first presented interim data from our combination study of Alpha DaRT and pembrolizumab (Keytruda) for the treatment of SCC of the head and neck, or HNSCC, in Israel, demonstrating a 75% objective response rate and 37.5% complete response rate in the first eight patients treated in the study as of January 9, 2025. We are exploring the possibility of conducting a similar clinical trial in the U.S. In addition, we conduct pre-clinical experiments in our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel to further explore potential combination therapies with Alpha DaRT.

●	Expand our independent manufacturing capabilities across strategic geographical regions. We are establishing production sites in key regions around the world in order to supply sufficient radioactive sources with fast, reliable and cost-efficient delivery to our global clinical trials and core markets where we may seek additional marketing authorizations (which, for the avoidance of doubt, includes ‘certifications’ as used in this Annual Report with respect to applicable jurisdictions). We currently operate two manufacturing plants: one facility located in Jerusalem, Israel, where we manufacture our Alpha DaRTs, and a second facility located in the United States, in Lawrence, Massachusetts, which is currently focused on acquiring Thorium-228 and preparing generators for use in Jerusalem in preparing Alpha DaRT treatments. We are constructing our first commercial-scale manufacturing facility in Hudson, New Hampshire, and we expect the first phase to be ready for production by the end of 2025. We are exploring potential development of an additional manufacturing facility and headquarters on a plot of land in the Har Hotzvim Industrial Park in Jerusalem, for which we were awarded a discounted long-term leasehold by the Israel Land Authority.

●	Pursue marketing authorization and, if authorized, third-party payor coverage in multiple geographies, with a focus on the United States. We anticipate pursuing marketing authorization, third-party payor coverage and reimbursement for the use of our Alpha DaRT technology in multiple geographies, with a focus on the United States. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel, which is currently in a renewal process.

Background of Radiation-Based Cancer Treatment

Solid tumors

Tumors develop as an accumulation of mutated cells that are unable to regulate their growth, moving through the cell cycle uncontrollably and dividing excessively with properties that enable them to invade and destroy surrounding tissue. Cancer cells are able to co-opt the microenvironment, which enables the tumors to bypass the immune system and promote further growth and spread. Cancer cells can break away from the original tumor via the blood stream or the lymphatic system to form new cells elsewhere, called metastasis, and cause the growth of new blood vessels, a process called angiogenesis, which gives tumor cells a source of oxygen, nutrients and a mechanism to release waste products. In 2022 alone, there were approximately 20 million new cancer diagnoses and approximately 10 million cancer-related deaths worldwide, of which over 90% related to solid tumors, according to the World Health Organization’s International Agency for Research on Cancer.

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

Radioactivity involves spontaneity, with high radioactivity corresponding to high likelihood of sporadic emissions towards stabilization. Clinical application of the emitted energy-the alpha particles, beta particles and gamma rays-from a radioactive source therefore demands the controlled harnessing of a spontaneous phenomenon, but with some predictable, key parameters, towards a specific desired outcome.

Mechanisms of alpha, beta, and gamma radiotherapy

Radiation, when aimed towards the destruction of cancerous or other damaged cells in the body, is known as radiotherapy. Depending on the patient’s particular condition, radiotherapy can be either an alternative or a complement to surgery or systemic therapies for the treatment of cancer.

Cell death induced by radiotherapy can occur either through direct or indirect DNA damage. Alpha particles generate direct DNA damage, while beta particles and gamma rays destroy cancer cells primarily when they encounter oxygen: specifically, they rely on the presence of oxygen which, upon impact from the beta or gamma radiation, forcefully ejects electrons in a process known as ionization, wherein these atoms, now excited with unpaired electrons, become free radicals which are highly reactive. While the beta or gamma radiation will have little direct impact on the cells, the highly reactive free radicals will react with cellular machinery, including a strand of DNA should they encounter one, generating a single-strand break in the DNA. This is often a short-lived success, however, as the cancer cell may be able to reconstitute or repair the DNA damage after single-strand breaks, depending on its current position in the cell cycle. By contrast, alpha-emitters, with hundreds of times the linear energy transfer rate of beta-emitters, and alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta particles’ lighter mass and lengthier (up to 12 mm) path, generally destroyed radioresistant cells more effectively than other forms of radiation such as photons (e.g. X-rays) in pre-clinical studies - causing multiple, irreparable, DNA double-strand breaks and other cellular damage upon direct impact - within a very short distance. Alpha radiotherapy has approximately 500x more concentrated cytotoxic potency than beta particles, with radioactive potency that attenuates as they travel. Beta and gamma radiation are inherently limited in their use in radiotherapy, as their weaker potency and their reliance on multiple interactions demand significantly higher levels of radiation to destroy cancer cells, and these modalities have shown limited efficacy in hypoxic tumor tissue due to the lack of oxygen to generate free radicals. In addition, the relatively long range of beta and gamma increases the risk of greater imprecision, dissipation of potency, and potential collateral tissue damage. By contrast, we believe that alpha radiotherapy, owing to the nature of its high strength and very tightly controlled range, as well as the direct cellular impact not reliant on oxygen, has the potential to overcome treatment resistance to beta and gamma radiotherapy, and to offer a highly conformal and effective source of radiotherapy with very limited damage to surrounding tissues.

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

Our Solution: Alpha DaRT® Technology

Mechanism of Action of the Alpha DaRT® Technology

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

The Alpha DaRT utilizes stainless steel or titanium sources that are embedded with Radium-224. The Alpha DaRT source is designed to be injected into the tumor using one of the proprietary applicators we have developed. Once injected, the radium remains attached to the source, while its daughter atoms detach, spontaneously decay and recoil in succession, with the goal of emitting potentially cytotoxic alpha particle payloads as they move deeper into the tumor until eventually stabilizing. The sources are designed to be placed a few millimeters apart from each other in the tumor to fully utilize the range of each source, and the Alpha DaRT’s localized action is designed to kill the cancer cells while sparing the neighboring healthy cells.

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

6
4
2
0
-2
-4
-6
Y (mm)
Asymptotic Dose (Gy)
S_Rn(0) = 1.60 μCi
-6
-4
-2
0
2
4
6
X (mm)

Diffusion in SCC	Diffusion in Healthy Tissue

Our Programs

Clinical Development Plan

Our development strategy is focused on evaluating the safety and efficacy of the Alpha DaRT technology across multiple solid tumor types through broad-ranging pre-clinical studies and into clinical trials. We have successfully completed a first-in-human trial in patients with superficial and skin tumors, as well as a U.S. multi-center pilot feasibility trial in patients with malignant skin and superficial soft tissue tumors, and are focused on continued clinical development as we seek FDA marketing authorization and other foreign regulatory approvals for use of the Alpha DaRT in these tumors, beginning with recurrent cutaneous squamous cell carcinoma. We are also generating additional clinical evidence regarding the Alpha DaRT technology in superficial and skin tumors from clinical sites around the world, to provide further support for a potential FDA marketing authorization and third-party payor coverage and reimbursement in the United States and around the world. In parallel, we are pursuing a similar approach towards developing the Alpha DaRT technology for other uses by conducting feasibility studies and then generating potentially registrational data in other indications, such as pancreas, brain, lung, and prostate cancers, or applications such as combinations with immunotherapies. We have engaged with a number of prestigious medical and educational institutions and, as of December 31, 2024, we have fourteen clinical studies ongoing worldwide.

Squamous Cell Carcinoma of the Skin, Head and Neck

SCCs are cancers which grow out of squamous epithelial cells, commonly found on the skin or in the lining of bodily organs or respiratory and upper digestive tracts. According to the Skin Cancer Foundation, approximately 1.8 million cases of SCC of the skin are diagnosed every year in the United States. Over 50,000 cases of SCC of the head and neck are diagnosed every year in the United States, with SCC making up approximately 90% of head and neck cancers. We estimate that approximately 23% of cutaneous SCC cases have at least one high-risk factor, approximately 3% will result in local recurrence and approximately 2% will lead to nodal metastasis. We selected SCC of the skin, head and neck as an initial target for the Alpha DaRT because of the relative simplicity of delineation and delivery to superficial solid tumors, as well as the ability to easily assess the Alpha DaRT’s effects on the tumors and the surrounding tissue on an ongoing basis and to monitor for any potential serious adverse events.

Rabin Medical Center, Israel, and IRST, Italy (completed; 2017 - 2019)

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

Efficacy results

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

30 Days Post Alpha DaRT Insertion

The Kaplan-Meier estimated local progression-free survival rate, or PFS, for all patients at one year was 44% (CI, 20.3-64.3%). Among patients with an initial CR to treatment, the Kaplan-Meier estimated local PFS rate at one year was 60%. Only 32% of the patients had a full year of follow-up. Patients who achieved an initial CR had significantly higher local PFS and OS rates at one year compared with those who achieved a PR (60.1% and 93% compared with 0% and 0%, respectively) (Fig).

+ Censored
Logrank p <.0001
Local Progression Survival Probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1 22 20 18 12 11 9 7 7 7 7 7 7 5 4 3 3 3 3 3 2 2 0
2 6 4 2 2 2 0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Local Progression-Free Survival, Months
1: Complete response
2: Partial response

Local Progression-Free Survival Stratified by Response Status

OS rates to 12 months post-Alpha DaRT implantation were 75% (95% CI, 46.14-89.99%) among all patients and 93% (95% CI, 59.08-98.96%) among complete responders. The median follow-up was 6.7 months (range, 1.45-23.36 months).

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

Feasibility and safety evaluation

The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. 22 AEs were reported across seven patients, and 13 of the AEs were considered unrelated to the Alpha DaRT. There were only 2 reported SAEs, both in a single patient, but both events were deemed unrelated to the Alpha DaRT. The most common AEs were dermatitis and pruritus over the implanted area, which subsequently resolved when treated with conservative measures. No Alpha DaRT-related SAEs were reported, and no long-term toxic effects were observed.

Efficacy results

At approximately 12 weeks, all ten lesions treated demonstrated a complete response to treatment. Computerized tomography scans, or CT, obtained at 24 weeks posttreatment showed no evidence of recurrent disease in any of the ten patients. An example of a CR observed in a patient with a recurrent nose tumor is shown in the figure below.

Pre-Treatment	12 weeks after Alpha DaRT Removal

ReSTART - U.S. multi-center pivotal study in recurrent cutaneous SCC (ongoing)

Following receipt of a conditional IDE from the FDA, whose conditions were subsequently satisfied, we initiated a trial to evaluate the efficacy and safety of Alpha DaRT in the treatment of certain patients with recurrent cutaneous squamous cell carcinoma, a development program supported by a Breakthrough Device Designation from the FDA. We refer to this trial as the ReSTART trial, for Recurrent SCC Treatment with Alpha DaRT Radiation Therapy. The IDE permits us to treat up to 86 patients in up to 25 clinical sites around the U.S., in addition to clinical sites that may be added outside the U.S. Our first patient in this trial was treated in March 2023. We anticipate completing recruitment of this trial in the third quarter of 2025 and receiving results of the trial in the first half of 2026. Following completion of this trial, and pending further discussion with the FDA, we plan to submit the data collected during this clinical trial in a future potential application for marketing authorization from the FDA.

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

U.S. multi-center study in recurrent cutaneous SCC in immunocompromised patients (planning)

Following receipt of IDE approval from the FDA, we are working to initiate a trial to evaluate the efficacy and safety of Alpha DaRT in the treatment of recurrent cutaneous SCC in immunocompromised patients. The clinical study, which is an investigator-initiated study led by the Winship Cancer Institute of Emory University in Atlanta, has been approved to enroll up to 28 U.S. patients at up to 8 institutions in the U.S., and will focus on patients with recurrent cSCC who have a weakened immune system due to any primary or secondary immunodeficiencies, excluding diabetes.

A 2015 article in Journal of Clinical Medicine noted that non-melanoma skin cancers represent a major cause of morbidity for patients after organ transplantation, and cSCC is the most common skin cancer seen in this population, with a 65–100 fold greater incidence in organ transplant recipients compared to the general population. In addition, a 2003 article in the New England Journal of Medicine cited a number of sources indicating that 50% or more of Caucasian transplant recipients will ultimately develop cutaneous carcinomas.

The primary efficacy endpoint of the study is the ORR to the treatment, as measured by best overall response. Secondary efficacy endpoints include progression-free survival, overall survival and local control up to twelve months after treatment, and the safety objective is the measurement of any related AEs.

France multi-center - skin cancer (recruiting)

We have initiated a multi-center study at up to six cancer centers in France to investigate the safety and efficacy of Alpha DaRT for the treatment of malignant cutaneous tumors. The target population will consist of two cohorts: newly diagnosed patients (up to 49 subjects), and patients with recurrent disease or aggressive pathology (i.e., melanoma) (36 subjects). The primary effectiveness endpoint is the assessment of the ORR using Response Evaluation Criteria in Solid Tumors criteria, or RECIST, 9 to 11 weeks after Alpha DaRT source insertion. The secondary effectiveness endpoints include assessment of the reduction in tumor volume based on CT / ultrasound / physical examination-measured tumor volume at 9 to 11 weeks, assessment of Alpha DaRT source placement using CT imaging on the day of Alpha DaRT insertion, patient-reported health-related QoL outcomes, and Disease-Free Survival at 12- and 24-months post-Alpha DaRT source insertion. Safety objectives include assessment of acute AEs both related and unrelated to Alpha DaRT administration, according to Common Terminology Criteria for Adverse Events, or CTCAE, version 5.0, all vital signs, blood and urine tests, and subject external radiation levels, and assessment of chronic AEs related to Alpha DaRT at 12- and 24-months post-source insertion. The first patient was treated in this trial in June 2022.

Long-term safety and efficacy data

In August 2023, we released long-term safety and efficacy data that were collected from patients treated with Alpha DaRT across four feasibility trials of head and neck or skin cancers conducted at six institutions across the world. These data were then published in a journal article in June 2024.

Between February 2017 and December 2022, 81 lesions in 71 patients were treated with Alpha DaRT in four prospective feasibility trials whose objective was to assess early toxicity and tumor response outcomes. The median follow-up was 14.1 months, with a range of 2-51 months. A CR was observed in 89% of treated lesions, 10% demonstrated a PR, and one patient was not evaluable. The two-year actuarial local recurrence-free survival was 77%, with a 95% confidence interval of 63-87%. Variables including recurrent vs. non-recurrent lesions, baseline tumor size, or histology did not impact long-term outcomes. 27% of patients developed treatment-related acute grade 2 toxicity (such as dermatitis radiation, local pain at the treatment site or pruritus), which subsequently resolved with conservative treatment; there were no grade 3 or higher related acute toxicities. There was no grade 2 or higher late toxicities observed in this cohort, defined as toxicities occurring six months or later after Alpha DaRT treatment.

Pancreatic Cancer

According to the American Cancer Society, pancreatic cancer accounts for 3% of cancer incidences in the U.S. but about 8% of cancer deaths. It is associated with an extremely poor prognosis, reflected by a median survival of five to eight months and a five-year survival probability of less than 5% when all stages are combined. Pancreatic cancer is particularly deadly due to the fact that there are no unique symptoms in its early stages, and, since the pancreas is obscured by other organs in the abdomen and is difficult to visualize clearly on imaging tests, it is therefore typically not detected before having already metastasized to regional lymph nodes, the liver, the lungs or other visceral organs such as the stomach or colon. We selected pancreatic cancer as a target for the Alpha DaRT technology in light of the poor prognosis associated with this particular cancer, as well as our pre-clinical research in which the Alpha DaRT showed activity against pancreatic adenocarcinoma cells.

Montréal, Canada (recruiting)

We are conducting a multi-center clinical study at Centre Hospitalier de l’Université de Montréal, or CHUM, and Jewish General Hospital, both in Montréal, Canada, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. Recruitment is open for up to 37 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which is not amenable to surgery, with a tumor lesion of less than four cm in the longest dimension.

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

Secondary endpoints include: preliminary efficacy, measured by assessing the ORR four to six weeks after Alpha DaRT sources insertion as assessed by CT scan, changes in CA19-9, which serves as a marker of tissue damage (elevation during treatment, and reduction as a result of tumor ablation), and assessments of overall survival, local control, regional control, distal metastases following Alpha DaRT sources insertion for 24 months, or until patients are lost to follow-up or disease progression, stent durability (assessed by the time elapsed from Alpha DaRT insertion to the need for follow up referral for endoscopic retrograde cholangiopancreatograph, or ERCP, for stent change due to tumor ingrowth), and change in patient-reported quality of life measures 35 and 60 days after Alpha DaRT source insertion.  For the first five patients, only one patient was recruited on a four-week basis to allow for assessment of AEs and SAEs before the next patient was recruited, with an interim analysis conducted after five patients were enrolled. In November 2023, we released an interim data read-out of these first five patients treated in this study, demonstrating successful delivery in all five cases, as well as no product-related SAEs.

Hadassah Medical Center, Israel (recruiting)

We are conducting a clinical study at Hadassah Medical Center in Jerusalem, Israel, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. Recruitment is open for up to 20 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which tumor or patient is not amenable to surgery and which has already had chemotherapy or is ineligible for chemotherapy, with a tumor lesion of less than five centimeters in the longest dimension.

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

Interim Results of January 2025

In pooled interim data from three clinical trials of patients with pancreatic cancer, as of a cutoff date of January 8, 2025, 41 patients had been treated with Alpha DaRT and 33 patients had a measured objective response and were examined for survival metrics. All patients were able to receive the Alpha DaRT treatment, and 151 adverse events were reported in total, of which 38 were possibly, probably or definitely associated with Alpha DaRT treatment, of which three were deemed SAEs.

An analysis of best overall response in patients with a measured response indicated an 18% objective response rate and 91% disease control rate, or 19% and 97%, respectively, when excluding the first two patients, who were deliberately given low dosages in order to determine feasibility and safety only. An analysis using Kaplan-Meier statistics indicated median overall survival across the 33 patients of 18.6 months from diagnosis or initiation of the previous round of chemotherapy, or 10.9 months from treatment with Alpha DaRT. In addition, ad-hoc analyses of pancreatic cancer population subgroups suggested meaningful improvement in median overall survival from diagnosis or initiation of the previous round of chemotherapy across all analyzed subgroups, for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors.

Specifically, as of January 8, 2025:

●	For patients who could not or would not receive chemotherapy (n=8), patients treated with Alpha DaRT demonstrated median OS of 7.5 months after diagnosis, with four of eight treated patients still alive.

●	For metastatic patients whose cancer progressed after receiving first-line FOLFIRINOX chemotherapy (n=10), median OS was not yet reached after 15.1 months of median overall follow-up since the initiation of FOLFIRINOX, with eight of ten treated patients still alive.

●	For patients whose cancer progressed after receiving second-line Gemcitabine-Abraxane chemotherapy (n=7), findings showed a median OS of 23.0 months since the initiation of Gemcitabine-Abraxane, and a median OS of 9.0 months since being treated with Alpha DaRT, with three of seven treated patients still alive.

U.S. Pilot Study (planning)

Following the approval of an IDE by the FDA, we are currently working to initiate a clinical study in the U.S. to evaluate the safety of Alpha DaRT with chemotherapy for the treatment of locally advanced and metastatic pancreatic cancer. The IDE allows us to recruit up to 30 patients at up to 10 U.S. institutions, in two cohorts: (1) 15 patients with newly diagnosed locally advanced inoperable pancreatic cancer, and (2) 15 patients with newly diagnosed metastatic pancreatic cancer. Patients will begin modified FOLFIRINOX chemotherapy and will undergo Alpha DaRT treatment during the first four cycles of chemotherapy.

The primary objective of the study will be to evaluate the safety of Alpha DaRT in combination with chemotherapy, based on the cumulative incidence rate, severity and outcome of treatment-emergent AEs, which will be classified according to CTCAE version 5.0. Secondary objectives will include the assessment of efficacy of the Alpha DaRT sources in combination with chemotherapy, determined by overall and progression-free survival, pain control, and the rate of surgical resection in the cohort with locally advanced pancreatic cancer.

The primary endpoint of the study will be the incidence, rate and severity of treatment-emergent AEs, graded according to CTCAE v5.0. Secondary endpoints will include overall survival, progression-free survival using RECIST version 1.1, pain response at 30 days and 2 months post treatment as compared to baseline, based on average pain scale using the brief pain inventory short form, and, for the cohort of patients with locally advanced disease, the percentage of patients with tumors that became surgically resectable after Alpha DaRT treatment. Exploratory endpoints will include change in CA 19-9 biomarker levels, a user experience questionnaire, and pain response per the brief pain inventory short form.

We are currently targeting treatment of the first patient in Q2 2025.

French Multi-Center Study (planning)

Following receipt of authorization of a clinical investigation from the French Ministry of Health, we are currently working to initiate a multi-center clinical study in France examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer patients who have responded or had stable disease with first-line modified FOLFIRINOX chemotherapy. Up to 40 patients who have been previously treated with 8 – 12 cycles of modified FOLFIRINOX are expected to undergo Alpha DaRT insertion, and then three days later they will receive Capecitabine for 2 months. Every 2 months after Alpha DaRT insertion, the patient will be assessed to determine if their tumor is surgically resectable, if they should continue with therapy, or if they should pause therapy.

The primary objective of the study will be to evaluate the safety of Alpha DaRT in combination with chemotherapy for the treatment of locally advanced pancreatic cancer in subjects who have non-progressive disease following treatment with modified FOLFIRINOX, and the primary safety endpoint is expected to be the overall incidence of treatment-related SAEs, with severity graded according to CTCAE version 5.0 criteria. Secondary endpoints include tumor ORR, OS, PFS, and percentage of patients with certain resected tumors or tumors that become surgically resectable after Alpha DaRT treatment. Exploratory endpoints include changes in PET scan metrics, CA19-9 biomarker levels and quality of life. We are currentlys targeting treatment of the first patient in the second half of 2025.

French Single-Center Study (planning)

Following receipt of authorization of a clinical investigation from the French Ministry of Health, we are also working to initiate a clinical study at a single center in France examining the use of Alpha DaRT delivered via Fine Needle System, or FNS, in the treatment of locally advanced pancreatic cancer. The primary objective of the study will be to evaluate the feasibility of the Alpha DaRT for the treatment of locally advanced pancreatic cancer, and the primary endpoint is Alpha DaRT insertion feasibility. Other endpoints include local control rate according to RECIST v. 1.1 criteria, and the incidence of AEs and treated-related AEs.

Prostate Cancer

According to the American Cancer Society, prostate cancer is the second most frequently diagnosed cancer in men worldwide, and according to the International Agency for Research on Cancer, approximately 1.5 million new cases are diagnosed each year. We believe there are several potential benefits to delivering neoadjuvant radiation therapy specifically with Alpha DaRT in patients with prostate cancer. First, we believe that Alpha DaRT may be able to elicit an immune response, as suggested by previous pre-clinical data that showed immune activity, as well as data from our clinical studies that showed anecdotal evidence of a potential abscopal effect, which we believe would have the potential to inhibit the development of future metastases. Second, while prostate cancer is a heterogeneous disease, it appears that local recurrences emanate from the dominant lesion. Therefore, we believe treating these lesions with Alpha DaRT could decrease the risk of recurrence. Third, these dominant lesions can create hypoxic microenvironments, which are associated with worse outcomes for traditional radiation therapy. Alpha radiation cytotoxic activity has been observed to be independent of oxygen levels and therefore we believe may be better suited to treating these lesions. While our first study focuses on evaluating neoadjuvant use of Alpha DaRT in treating prostate cancer, we have also initiated a study to evaluate Alpha DaRT for focal treatment of radiation recurrent tumors.

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

Rambam Health Care Campus, Israel (recruiting)

We have also initiated a second clinical trial at the Rambam Health Care Campus in Israel, to examine the use of Alpha DaRT for focal treatment of recurrent prostate cancer tumors. The trial will recruit up to 10 patients with recurrent, non-metastatic prostate adenocarcinoma. The primary objective of the study is to evaluate the feasibility and the safety of intratumoral insertion of Alpha DaRT sources into prostate adenocarcinoma. The secondary objectives include evaluation of efficacy using biochemical and radiological response, as well as patient-reported quality of life measures. The first patient in this trial was treated in May 2024.

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

Montréal, Canada (recruiting)

We have initiated, in collaboration with McGill University Health Center in Montréal, Canada, a clinical study to evaluate the feasibility and safety of intratumoral Alpha DaRT for the treatment of liver metastases of colorectal cancer in approximately 10 patients. We plan to test the effect of the Alpha DaRT technology on liver metastases during a two-staged hepatectomy. This unique clinical scenario is designed to allow us to implant Alpha DaRT sources in right-sided liver metastases during the first operation and resect the right liver containing the sources during the second operation. Thus, we believe a complete histopathological evaluation of liver metastases following Alpha DaRT administration can be performed, after which we will be able to evaluate the effect of Alpha DaRT sources on liver metastases with different histopathological growth patterns.

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

The study’s primary objectives are to evaluate the safety and feasibility of Alpha DaRT implanted in liver metastases. The secondary objectives are to evaluate the pathological and radiological response of liver metastases to Alpha DaRT. Exploratory objectives include the immunological effects of Alpha DaRT treatment and stratification of the differences in response to Alpha DaRT by histopathological growth patterns.

The first patient in this trial was treated in May 2024. The clinicians observed a reduction of 18% in dimension of a treated lesion after one week, and at the same time also saw a reduction of over 25% in dimension of an untreated lesion elsewhere in the liver. The patient was discharged as planned and had an uneventful recovery. Histopathological analysis suggested a pronounced adaptive immune response in the treated lesion.

Lung Cancer

According to the World Health Organization’s International Agency for Research on Cancer, lung cancer is the leading cause of cancer death, with an estimated 1.8 million deaths in 2022. The term lung cancer, or bronchogenic carcinoma, refers to malignancies that originate in the airways or pulmonary parenchyma. Approximately 95% of all lung cancers are classified as either small cell lung cancer (SCLC) or non-small cell lung cancer (NSCLC) based upon histologic examination. A mediastinal tumor is a tumor in the mediastinum, the cavity that separates the lungs from the rest of the chest. It contains the heart, esophagus, trachea, thymus, and aorta. Lung cancer typically spreads to the lymph nodes in the mediastinum.

In preclinical experiments, clinicians have successfully demonstrated the ability to deliver Alpha DaRT sources into the lung and mediastinum using an endobronchial ultrasound procedure. A total of 158 Alpha DaRT sources were inserted successfully in the lung parenchyma and mediastinum of five swine. No adverse event or change in the health and general condition of animals was observed. Hematologic evaluation did not show any clinically significant abnormality related to the Alpha DaRT sources. Histopathology demonstrated local mild inflammatory changes, minimal fibrosis, and dystrophic mineralization with giant cells. Minimal movement and no migration of Alpha DaRT sources were observed.

Recurrent lung cancer - Hadassah Medical Center, Israel (recruiting)

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

The first patient in this trial was treated in October 2024. Ten Alpha DaRT sources were delivered into a lymph node metastasis in the mediastinum, leading to a 41.6% reduction in observed tumor volume after one month, and a 52.7% reduction in observed tumor volume after two months, as well as a reduction in FDG uptake during a PET scan, with no treatment-related adverse events as of Jan 15, 2025.

SCC of the vulva - Cambridge University Addenbrooke’s Hospital, UK (recruiting)

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

Breast cancer - Hadassah Medical Center, Israel (recruiting)

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

TARGETS Trial - Hadassah Medical Center, Israel (recruiting)

In lieu of ad hoc compassionate use treatments, we have initiated a clinical study at Hadassah Medical Center, Jerusalem, Israel, for any patients with malignant tumors of up to 7 centimeters in the longest dimension. The study objectives are to collect data on the general safety and efficacy of Alpha DaRT among patients who do not fit the entry criteria of existing investigational trials. The primary endpoint of the study is to assess the frequency, severity and causality of acute AEs related to the Alpha DaRT treatment, according to CTCAE version 5.0. The secondary endpoint is to assess the tumor response to Alpha DaRT treatment assessed using RECIST version 1.1, approximately 3 months after Alpha DaRT treatment.

Additional Pipeline Indications

In addition to the trials and clinical pathways described above, we are currently planning a number of other clinical studies, both to generate additional data from the tumor types we are already exploring in humans, as well as to test the use of Alpha DaRT in additional tumor types, including breast cancer, glioblastoma multiforme, and rectal cancer.

We are seeking to secure IDE approval to commence a U.S. early feasibility study exploring the use of Alpha DaRT to treat glioblastoma multiforme. In preclinical experiments, clinicians have successfully demonstrated the ability to deliver Alpha DaRT sources into the brain cortex and subcortex using our radial applicator. No unexpected abnormalities were detected in blood or cerebral spinal floor samples, and MRI and CT scans revealed no evidence of major bleeding or infection. Minimal spatial and temporal movements of the sources were noted. Histopathological analysis demonstrated locally confined findings in brain parenchyma in a very close proximity to the sources.

Exploration of Potential Systemic Immune Benefit

Combination study: Alpha DaRT + checkpoint inhibitor (recruiting)

In November 2021, we initiated a combination study of the Alpha DaRT and pembrolizumab (Keytruda) for the treatment of HNSCC, in Israel. We chose to evaluate the Alpha DaRT in combination with pembrolizumab for the treatment of HNSCC because in our pre-clinical studies (discussed below), the combined use of Alpha DaRT with immunomodulators resulted in decreased metastatic burden and improved survival in treated animals. Further, the results indicated that this activity was modulated by activation of the immune system. Both pembrolizumab, a humanized antibody targeting the PD-1 receptor of lymphocytes, and Alpha DaRT have shown positive results in clinical studies in the treatment of HNSCC. Consequently, we are aiming to explore the combination of these interventions as a potential treatment for metastatic or recurrent HNSCC.

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

Interim Results

In January 2025, we announced interim data from this study. As of January 9, 2025, eight patients were enrolled for treatment with Alpha DaRT and pembrolizumab in the study. Of the eight patients treated, three demonstrated a systemic complete response, three demonstrated a systemic partial response, and two patients died before being evaluated, demonstrating a 37.5% systemic complete response rate and a 75% systemic objective response rate. In addition, no SAEs related to Alpha DaRT treatment were reported in these patients as of the data cutoff date of January 9, 2025.

In addition to the trial described above, we are also exploring other pre-clinical and clinical studies of the combination of Alpha DaRT and systemic therapies, including through pre-clinical testing at our pre-clinical GLP-certified animal laboratory in Jerusalem.

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

Alpha DaRT is Designed to Efficiently Destroy a Tumor

Pre-clinical studies were performed in vitro and in vivo with mouse tumor models and human derived tumors, to evaluate the diffusion properties and potential therapeutic activity of Alpha DaRT:

Summary of Pre-Clinical Studies

Histology	Murine Cells in Mice or in Vitro	Human Cells in Athymic Mice or in Vitro
Skin SCC	X	X
Lung SCC		X
HNSCC		X
Lung Adenocarcinoma	X	X
Pancreas Adenocarcinoma	X	X
Prostate Adenocarcinoma	X	X
Breast Carcinoma	X	X
Glioblastoma Multiforme	X	X
Cervical Carcinoma		X
Melanoma	X	X
Colon Carcinoma	X	X
Sarcoma	X

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

Notably, in many of our combination pre-clinical experiments only a single Alpha DaRT source was used for the treatment of a tumor, despite that the alpha-emitting atoms released from this single source would not be expected to cover the whole tumor. The purpose of using a single source is to avoid a complete response of the tumor only by virtue of the direct impact of the alpha radiation. Deliberately under-dosing Alpha DaRT enables the investigation of the combination and potential synergy between Alpha DaRT and the drug.

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

GBM-bearing mice were also treated with Alpha DaRT in combination with the anti-angiogenic agent Avastin (bevacizumab), where Avastin was injected 3 times per week for 3 weeks from day 5 after insertion of the Alpha DaRT. The combination treatment prevented tumor regrowth following treatment, and tumor size was stable for a longer period than in either of the treatments alone. Additionally, in the mice treated with the combination or with Alpha DaRT, 4 of 14 or 3 of 13 mice, respectively, saw their tumors disappear completely without late relapse, potentially indicating an ability to prevent GBM recurrence. We have seen evidence that the Avastin-induced decrease in angiogenesis may reduce the clearance of radioisotopes from the tumor, consequently expanding the “effective range” of Alpha DaRT in the tumor.

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

This result was further explored in a pre-clinical study that examined the growth of untreated distant pancreatic cancer tumor models in mice. When mice were inoculated intracutaneously with two pancreatic cancer model tumors (from the KPC or Panc02 tumor models) and treated with Alpha DaRT sources instead of inert sources in one pancreatic cancer tumor, a statistically significant decline in secondary tumor growth rate was seen, as can be seen in the figure below. This was true for both the KPC and Panc02 models independently.

Components of the Alpha DaRT® Technology

Alpha DaRT technology is delivered in a kit comprising radioactive stainless steel or titanium hollow wires or tubes of 5-10 mm length and <1mm diameter, known as “sources,” and applicators to administer the sources. Each source is impregnated with Radium-224, which generates the decay chain of alpha emitters that are designed to recoil into the tumor. These proprietary applicators have been specially designed and developed by us for dispensing the sources based upon the tumor’s location in the body in order to facilitate clinicians’ access to hard-to-reach tumors or tumors which are extremely close to major organs or blood vessels. We believe the applicators are a key component to maximizing the potential advantages of localized alpha radiotherapy.

Our Alpha DaRT kit comprises three main components: the radioactive source, specialized applicators, and accessories. We have developed the applicators and accessories with input from clinicians across a variety of specialties in an effort to optimize the Alpha DaRT technology for clinical use.

Our Alpha DaRT Sources

Our Alpha DaRT sources utilize a hollow tube or rod, made of either stainless steel or titanium, to which Radium-224 is affixed. Titanium is our preferred material of choice for use in internal organs, especially those that may require enhanced MRI compatibility, such as the brain. Our Alpha DaRT sources are designed to be customized to multiple sizes (depending on their intended use) and designed as temporary implants (for use in and removal from superficial tumors) or permanent implants (for use in internal organs). Our R&D department is constantly examining enhancements to future versions of the Alpha DaRT sources, including the use of additional materials that we believe could offer advantages in flexibility, biocompatibility or biodegradability, more advanced anchoring and fixation, or enhanced properties of desorption of the alpha-emitting decay chain.

Our Applicators and Accessories

Our applicators

The Alpha DaRT applicator is composed of a needle or tube (with an attached hub) with the Alpha DaRT sources placed inside for deployment into a tumor, and a stylet (with an attached hub) which functions like a plunger in the needle or tube to eject the source(s) towards the appropriate location within the tumor. A protective cap is attached to the needle to prevent inadvertent damage or loss of a source, and a safety screw is used to fasten the needle and the stylet firmly together. Additionally, the sources are encapsulated with glycerin, a biocompatible material which is designed to act as a sealant to trap the decay product Radon-220 gas from release until it is ejected into the tumor by the applicator. Each applicator can hold multiple sources, often up to six in one applicator, for deployment in a single injection.

We have developed seven applicators designed to cover a range of potential applications, including the treatment delivery method, the duration of the sources’ implantation, and on the location of the tumor.

For the temporary implantation of sources into superficial tumors, we have developed the following three categories of applicators:

●	Alpha DaRT Needle Applicator - a rigid, hypodermic needle designed in various lengths. In this applicator, the sources are affixed to a biocompatible suture and loaded inside the needle;

●	Alpha DaRT Flex Applicator - designed for difficult geometry insertions. This applicator is in the form of a flexible (Kapton) tube, wherein the sources are strung upon a biocompatible suture and loaded inside the tube. The Flex Applicator is designed to be used in conjunction with a rigid hypodermic needle, which may be straight or curved, depending upon the specific geometry of the patient’s tumor and the physician’s preference; and

●	Alpha DaRT Template Applicator - designed to be used together with a custom-fitted 3D-printed template molded to the patient’s tumor. The template is used as a guiding channel for rigid hypodermic needles. The sources are attached to a stainless-steel wire and loaded inside the needle. This applicator is designated for deeper tumors.

All of the foregoing applicators are designed to be supplied preloaded, sealed and ready for immediate use in the procedure room.

We have also developed a number of applicators for implantation of sources into tumors inside the body:

●	Alpha DaRT Plant Applicator - designed for percutaneous delivery (delivery through the skin) to tumors located in organs such prostate and liver. This applicator is designed to be preloaded with the radioactive sources in accordance with a specific treatment plan.

●	Alpha DaRT Scope Applicator - designed to be attached to an existing endoscope or bronchoscope for endoscopic delivery to tumors located in the upper and peripheral lungs. This applicator is also preloaded with the radioactive sources.

●	Loading Device - designed to be fitted to existing needles such as standard FNA needles, for the administration of Alpha DaRT to GI organs such as the pancreas or the mediastinum. While our other applicators come preloaded and ready for deployment, the Loading Device is designed to allow the clinician to load the radioactive sources into the delivery device, such as the FNA needle, in the procedure room before or during treatment, to select how many sources to deliver into the treatment area.

●	Radial Applicator - designed to be fitted to existing stereotactic biopsy needles, for the administration of Alpha DaRT to the brain and potentially for other organs as well. This applicator is designed to be adapted to specific constraints in the brain, including minimizing movement in the brain when deploying Alpha DaRT sources in a circular pattern. Our goal is to ensure that such adaptor is appropriately sterilized and does not release any undesired radioactivity into the brain.

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

Our key input for production of the Alpha DaRT is Thorium-228, a readily available radioisotope that can be purchased from licensed vendors around the world. Thorium-228 naturally decays into the Radium-224 that is collected onto the sources. We acquire Thorium-228 from the Oak Ridge National Laboratory of the United States Department of Energy. We are also aware of or have spoken with other potential suppliers of Thorium-228, such that we anticipate steady supply of thorium for the production of the Alpha DaRT, although we note the increased demand for Thorium-228 and its daughter atoms in light of the increasing interest in exploring the use of Lead-212 in systemic radiopharmaceuticals.

We currently operate two manufacturing plants. One, located in Jerusalem, Israel, is currently operational and ramping up to full capacity, and contains sufficient capacity for approximately 200,000 sources for local use at current capacity. Our second facility, in Lawrence, Massachusetts, was completed in 2020 and began producing Thorium-228 generators at the start of 2021. In July 2023, we were awarded a discounted long-term leasehold from the Israel Land Authority on a plot of land of approximately 6,660 square meters (1.65 acres) in the Har Hotzvim Industrial Park in Jerusalem, near the Company’s current headquarters leased in an existing facility in the same park, where we expect to develop the land toward a future standalone global headquarters and lead manufacturing site, including significantly expanded areas for Alpha DaRT manufacturing, staff, and R&D facilities. In October 2023 we entered into a long-term lease agreement for a standalone building of over 14,000 rentable square feet in Hudson, New Hampshire, where we are currently constructing our second U.S. manufacturing site, which will be focused on the manufacturing of Alpha DaRT sources in the U.S. Construction is currently underway, with a total expected capacity of approximately 400,000 sources for local use from the first phase when at full capacity, and we expect the first phase to be ready for production by the end of 2025. We have also entered into a lease for a building in Togane, Japan where we are exploring a potential facility of a similar size as our current Jerusalem facility at scale. The modular nature of our manufacturing capacity allows us to initiate manufacturing more swiftly and then scale up to full capacity over time. We believe these facilities will enable us to maintain sufficient quantities of Thorium-228 securely, to safely produce and capture radium from thorium’s alpha decay, to affix the radium onto the sources, and to ship the sources with their suitable applicator(s) to various destinations efficiently.

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

We have also devised a newer method of radium production, which entails the collection of Radium-224 via a liquid solution of Thorium-228, allowing for more efficient production with a higher output by significantly increasing the percentage yield of Radium-224 which is collected, as well as shortening the time to collect Radium-224 onto each source. This method has the potential of increasing our existing capacity by a factor of 2 to 3.

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

In the field of local therapy for solid tumors, we face competition from new or continually improving surgical techniques, as well as a number of radiation therapies - EBRT, stereotactic body radiation therapy, intensity-modulated radiation therapy, brachytherapy, and others, as well as particle therapies such as proton therapy, neutron therapy and carbon ion therapy. There are several companies developing improved or new forms of local radiation therapy, including Varian Medical Systems, Inc. (a subsidiary of Siemens Healthineers), Elekta AB, BTG plc (a subsidiary of Boston Scientific Corporation), ViewRay, Inc., Accuray, Inc., RefleXion Medical, Inc.

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

There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer AG, or Bayer, Novartis AG, Fusion Pharmaceuticals Inc. (which has been acquired by AstraZeneca plc), RayzeBio, Inc. (which has been acquired by Bristol-Myers Squibb Co.), Actinium Pharmaceuticals, Inc., RadioMedix, Inc., Orano SA and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including Radium-223, Actinium-225, Lead-212 and Thorium-227. The first and only approved alpha particle-based therapy is Bayer’s Xofigo, a salt of Radium-223 that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer.

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

Seasonality

Our business historically has not been subject to seasonal variations.

Our Intellectual Property

As of December 31, 2024, our patent portfolio included 151 issued patents, and 217 pending patent applications, including six allowed patent applications, and four PCT applications.

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

We have nine issued patents, and eight pending patent applications, of which one patent application is allowed, relating to the use of a polymer allowing daughter atoms to escape the source and penetrate the tumor where they emit alpha particles by diffusion. This increases the percentage of daughter radionuclides that reach the tumor. The nine issued patents have been issued in the U.S., Australia, Japan, India, Korea, South Africa, the African Regional Intellectual Property Organization (ARIPO), Russia, and Singapore. The foregoing patent applications are pending in the U.S., Europe, Japan, Canada, China, Mexico, Hong Kong, of which the U.S. continuation patent application has been allowed. These patents or patents issuing from the pending applications will begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have eight issued patents, and eight pending patent applications, relating to the potential controlled release of a certain amount of Radium-224 from the Alpha DaRT source into the tumor. The eight issued patents have been issued in the U.S., Australia, South Africa, India, Korea, China, ARIPO, and Hong Kong. Eight patent applications are pending in Europe, Japan, Canada, Russia, Mexico, Singapore, and India. These patents or patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 15 issued patents, and 16 pending patent applications, relating to a number of our applicators and other accessories that are used in the Alpha DaRT source itself or in its delivery. The 15 issued patents have been issued in the U.S., Korea, South Africa, India, China, and Hong Kong, Russia and Australia. The 16 patent applications are pending in the U.S., Europe, Japan, Canada, China, Korea, ARIPO, Mexico, Hong Kong, Singapore, South Africa and Australia. These patents or patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have four issued patents, and nine pending patent applications, relating to a therapeutic substance administered to a tumor as a medicant, which triggers cytoplasmatic sensors to the presence of an intracellular pathogen, followed by intratumoral Alpha DaRT thereafter. The four issued patents have been issued in China, Australia, Russia and Hong Kong. The nine patent applications are pending in the U.S., Europe, Japan, China, Canada, Australia, Korea, Singapore and Hong Kong. These patents or patents issuing from these patent applications begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have nine issued patents, and 12 pending patent applications, including one allowed patent, relating to our newer liquid method of radium production, as described above. The nine issued patents have been issued in Japan, Australia, South Africa, Singapore, and Russia. The 12 patent applications are pending in the U.S., Europe, Japan, China, Hong Kong, Mexico, Singapore, ARIPO, Korea, Canada and India, of which one Japan patent application has been allowed. These patents or patents issuing from these pending applications will begin to expire in 2040, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents and 16 pending patent applications relating to tailored amounts of radioactivity levels to a tumor in a radiotherapy treatment. The two issued patents have been issued in the U.S. and Australia. The 16 patent applications are pending in the U.S., Europe, Taiwan, China, Korea, Japan, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, South Africa, Israel and Hong Kong. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have three issued patents, and 15 pending patent applications, relating to an applicator for delivery of radiotherapy sources to a tumor of a patient through an elongate needle. The three issued patents have been issued in the U.S., South Africa, and Australia. The 15 patent applications are pending in the U.S., Europe, Taiwan, China, Korea, Japan, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, Israel and Hong Kong. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have six issued patents, and nine pending patent applications, relating to a template assembly to grasp a body organ during radiotherapy. The six issued patents have been issued in the U.S., Japan, Australia, South Africa, Hong Kong and China. The nine patent applications are pending in the U.S., Korea, India, Singapore, Canada, Taiwan, Mexico, Russia and ARIPO. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents, and 15 pending patent applications, including two allowed patent applications, relating to a modified Alpha DaRT source with higher activity levels and lower desorption probability for enhanced effects of beta radiation. The two issued patents have been issued in the U.S. and South Africa. The 15 patent applications are pending in the U.S., Europe, Taiwan, Japan, China, Korea, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, Israel and Hong Kong, of which a U.S. patent application and an Australian patent application have been allowed. These patents or patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have three issued patents and 15 pending patent applications, including one allowed patent, relating to an apparatus for planning an Alpha DaRT treatment session. The three issued patents include two patents issued in the U.S. and one patent issued in Japan. The 15 patent applications are pending in Europe, Taiwan, China, Korea, Japan, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, South Africa, Israel and Hong Kong, of which the Korean patent application has been allowed. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have one issued patent, and 16 pending patent applications, including one allowed patent application, relating to a designated applicator which dispenses radioactive sources in a radial configuration. The one issued patent is in the U.S. The 16 patent applications are pending in the U.S., Taiwan, Europe, China, Hong Kong, Japan, Korea, India, Singapore, Canada, Russia, ARIPO, South Africa, Mexico, Australia and Israel, of which the patent application in Australia was allowed. This patent or patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have nine issued patents, and 22 pending patent applications, relating to Alpha DaRT as used in tumor-specific treatment applications. The nine issued patents have been issued in the U.S. and Australia. The 22 pending patent applications are pending in the U.S., Europe, Japan, China, Australia, Hong Kong, and seven pending patent applications in Taiwan. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 30 pending patent applications relating to the combination of Alpha DaRT with checkpoint inhibitor and vasculature inhibitor immunotherapies. Of the 30 pending patent applications, there are two pending patents in each of the U.S., Europe, China, Japan, South Africa, Korea, ARIPO, Israel, Mexico, Singapore, Australia and Canada, and three pending patents in each of Taiwan and Russia. The patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 14 pending patent applications relating to a calculation for automatic estimation of radiotherapy source positions. The 14 patent applications are pending in the U.S., Taiwan, Europe, China, Hong Kong, Japan, Korea, India, Singapore, Canada, Russia, South Africa, Mexico and Australia. The patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

In addition, we have 12 pending patent applications, four PCT applications, and one provisional patent application, which relate to other potential approaches for our products. Patents issuing from these applications will begin to expire in 2043, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

In addition, we have 11 pending patent applications, one PCT application, and one provisional patent application, which relate to other potential approaches for our products. Patents issuing from these applications will begin to expire in 2043, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Grants Under the Innovation Law

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, and the provisions of the applicable regulations, rules, IIA directives and benefit tracks, (collectively, the “Innovation Law”), research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a grant recipient, is typically required to pay royalties to the IIA on income generated from products incorporating know-how developed using such grants (including income derived from services associated with such products), until 100% of the U.S. dollars-linked grant plus annual interest is repaid, based on the LIBOR interest rate, and since January 1, 2024 based on the 12 month Term SOFR interest rate. The rate of royalties under the regular benefits tracks varies between 3% to 5% of the income generated from the IIA-supported products. The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of such royalties is required.

The terms of the grants under the Innovation Law also generally require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to the IIA. It should be noted, that this does not restrict the export of products that incorporate the funded know-how. With respect to transfer of know how out of Israel, when an approval is received from the IIA, a redemption fee must be paid to the IIA. The Innovation Law provides a formula for the calculation of such redemption fee, based on the value of the transferred know-how, multiplied by the amount of grants received from the IIA (including the accrued interest), and divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid to the IIA on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon, and a floor of equal to the total amounts of the IIA grants, plus the interest accrued. Upon payment of the redemption fee, the know-how and manufacturing rights developed under the IIA funding cease to be subject to the Innovation Law. See “Risk Factors- Risks Related to Our Incorporation and Location in Israel” for additional information.

Since our incorporation, we have received grants from the IIA relating to various projects, of both royalty-bearing and non-royalty-bearing varieties. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA at December 31, 2024, including grants received by the Company, grants assumed from Althera Medical Ltd. and the associated interest accrued on all such grants, including the interest accrued through, amounts to approximately $7.22 million, of royalty-bearing grants. In addition, through December 31, 2024, we received IIA participation payments in the aggregate amount of $1,652 thousand under non-royalty-bearing programs from the IIA.

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

FDA premarket clearance and approval requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes-Class I, Class II or Class III-depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

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

510(k) Clearance marketing pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2025, the standard user fee for a 510(k) premarket notification application is $24,335.

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

PMA approval pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective for its intended use(s), and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2025 includes a standard application fee of $540,783.

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

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Pursuant to the Food and Drug Administration Safety and Innovation Act, or FDASIA, manufacturers may request the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests are subject to the payment of user fees, which for fiscal year 2025, includes a standard fee of $162,235.

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

Post-market regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

●	establishment registration and device listing with the FDA;

●	QSR requirements, which currently require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;

●	requirements related to promotional activities;

●	clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	complying with the laws and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Medical device manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its marketing authorization or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

●	recalls, withdrawals, or administrative detention or product seizures;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for marketing authorization of new products or modified products;

●	withdrawing marketing authorizations that have already been granted;

●	refusal to grant export approvals for; or

●	criminal prosecution.

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

In the EU, there is currently no premarket government review of medical devices. However, all medical devices placed on the EU market must meet general safety and performance requirements, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and - where applicable - other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

Compliance with the general safety and performance requirements is a prerequisite for European conformity marking, or CE mark, without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low-risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

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

Brexit

Since January 1, 2021, the MHRA has become the sovereign regulatory authority responsible for the Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the UK Medical Devices Regulations that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transition period on January 1, 2021, new regulations require all medical devices to be registered with the MHRA before being placed on the Great Britain market. Manufacturers based outside the UK need to appoint a UK responsible person that has a registered place of business in the UK to register devices with the MHRA.

Furthermore, on December 16, 2024, the UK government published an amendment to the UK Medical Devices Regulations to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment will come into force on June 16, 2025, and aims to facilitate greater traceability of incidents and trends enabling the MHRA to act swiftly when needed to address safety issues and support the entire health system in better protecting patients. In addition, the MHRA launched a consultation between November 14, 2024 and January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain, covering four topics, namely: (1) a new international reliance scheme to enable swifter market access for certain devices that have already been approved in a comparable regulator country; (2) the new UKCA mark and, in particular, proposals to remove the requirement to place such UKCA marking on devices; (3) conformity assessment procedures for in vitro diagnostic devices; and (4) maintaining in UK law certain pieces of “assimilated” EU law which are due to sunset in 2025. This consultation builds on the MHRA’s previous consultation between September and November 2021, and the UK government’s response to that consultation which was published on June 26, 2022. The MHRA has stated that it will incorporate feedback to its recent consultation into new legislation on pre-market requirements for medical devices in Great Britain. The new legislation is expected to be implemented in 2026 and aims to enable greater international collaboration and practices, with more patient-centered, proportionate requirements for medical devices which are responsive to technological advances.

Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, class I (non-sterile, non-measuring or non-re-useable) medical devices need to be “UKCA” self-certified, and other medical devices need to be “UKCA” certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2030.

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

Under the terms of the Northern Ireland Protocol, Northern Ireland follows EU rules on medical devices and devices marketed in Northern Ireland require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a ‘UKNI’ mark and a CE mark are applied and the device may only be placed on the market in Northern Ireland and not the EU.

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

No uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been approved for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors. We can provide no assurances that we will be successful in obtaining coverage from Medicare or any other governmental or commercial third-party payor. Moreover, we may be required to seek new billing codes for the components of the Alpha DaRT, and regulatory authorities may not approve the creation of separate codes. Additionally, even if we are successful, these billing codes or the payment amounts associated with such codes may change in the future.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products. See “Risk Factors - Risks Related to Government Regulation - Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our business, financial condition and results of operations.”

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

For instance, on December 13, 2021, the EU Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product i.e., certain high-risk medical devices as of 2026. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including certain high-risk medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

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

Our principal facilities are located in Jerusalem, Israel and consist of approximately 2,600 square meters (approximately 28,000 square feet) of leased office space and a manufacturing facility. These facilities currently accommodate our principal executive offices, research and development, account management, marketing, design, business development, finance, and other administrative activities. Of our total 130 employees as of December 31, 2024, 112 are located in Israel. The lease for these facilities expires in May 2035.

In addition, we operate a manufacturing facility in Lawrence, MA, USA, which began producing Thorium-228 generators at the start of 2021. We also have a long-term leasehold on a plot of land of approximately 6,660 square meters (1.65 acres) in the Har Hotzvim Industrial Park in Jerusalem, and are currently constructing a commercial-scale manufacturing facility in a leased standalone building of over 14,000 rentable square feet in Hudson, NH, USA. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. We have also constructed our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel, which is conducting pre-clinical studies, to explore potential combination therapies with Alpha DaRT

Item 4A. Unresolved Staff Comments

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

Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT® technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors.

In our initial proof of concept of the safety and efficacy of the Alpha DaRT technology, we have evaluated, and continue to evaluate, the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% objective response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT. In June 2021, the U.S. Food and Drug Administration, or FDA, granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. In November 2023, on the basis of a clinical trial completed in Japan as well as data collected elsewhere in the world, we submitted to Japan’s Pharmaceuticals and Medical Devices Agency, or PMDA, an application for shonin pre-market approval of Alpha DaRT for use in patients with recurrent head & neck cancer. To support our U.S. strategy, we are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial around Q3 2025 and receiving results of the trial in early 2026 for potential submission to the FDA.

We have also evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of solid tumors in internal organs, including the pancreas, lung, prostate, rectum and liver. In January 2025, we announced interim clinical data from multiple clinical trials, including safety and feasibility studies treating patients with pancreatic cancer, a combination study with pembrolizumab in patients with recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC), and other clinical trials. In pooled interim data from three clinical trials of patients with pancreatic cancer, as of January 8, 2025, 41 patients had been treated with Alpha DaRT and 33 patients had a measured objective response and were examined for survival metrics. All patients were able to receive the Alpha DaRT treatment, and 151 adverse events were reported in total, of which 38 were possibly, probably or definitely associated with Alpha DaRT treatment, of which three were deemed serious adverse events, or SAEs. An analysis of best overall response in patients with a measured response indicated an 18% objective response rate and 91% disease control rate. An analysis using Kaplan-Meier statistics indicated median overall survival, or OS, across the 33 patients of 18.6 months from diagnosis or initiation of the previous round of chemotherapy, or 10.9 months from treatment with Alpha DaRT. In addition, ad-hoc analyses of pancreatic cancer population subgroups suggested meaningful improvement in median OS for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, across all analyzed subgroups, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors.

We also announced in January 2025 the receipt of an investigational device exemption, or IDE, from the FDA, to conduct a clinical study examining the combination of Alpha DaRT and first-line chemotherapy in 12 patients with newly diagnosed metastatic pancreatic cancer, which was then further expanded by an IDE supplement to include a total of 30 patients across two cohorts of 15 patients each, one cohort of newly diagnosed metastatic pancreatic cancer and a second cohort of newly diagnosed locally advanced pancreatic cancer. We also announced receipt of regulatory approval from France’s Ministry of Health to initiate a French multi-center study examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer in 40 patients who have responded or had stable disease with first-line FOLFIRINOX chemotherapy.

We also announced in January 2025 interim data in our safety and efficacy study combining Alpha DaRT treatment with pembrolizumab in patients with recurrent unresectable or metastatic HNSCC, targeting a similar population as evaluated in Merck’s KEYNOTE-048 study and with a Combined Positive Score of at least 1. As of January 9, 2025, eight patients were treated with Alpha DaRT and pembrolizumab in the study. Of the eight patients treated, three demonstrated a systemic complete response, three demonstrated a systemic partial response, and two patients died before being evaluated, demonstrating a 37.5% systemic complete response rate and a 75% systemic objective response rate. In addition, no SAEs related to Alpha DaRT treatment were reported in these patients as of the data cutoff date of January 9, 2025.

We have engaged with a number of prestigious medical and educational institutions and, as of December 31, 2024, have fourteen clinical studies ongoing worldwide.

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

While local radiation therapy has been a mainstay of cancer therapy for years, it has been mostly limited to modalities utilizing beta or gamma emissions, which primarily destroy cells through an indirect mechanism relying on oxygen and the generation of free radicals to cause single-strand DNA breaks. By contrast, alpha radiation has hundreds of times the linear energy transfer rate of beta-emitters. Additionally, alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta’s lighter mass and lengthier (up to 12 mm) path, have been shown to destroy radioresistant cells in clinical studies - causing multiple, irreparable, double-strand DNA breaks and other cellular damage upon direct impact - within a very short distance. Accordingly, we believe that alpha radiation has several significant potential advantages for use in cancer radiotherapy, including a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation), imperviousness to factors such as hypoxia, and a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range in living tissue, as the range of less than 100 μm is insufficient to provide meaningful clinical utility.

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

We were incorporated in Israel in 2015 and our headquarters is located in Jerusalem, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, acquiring and building our intellectual property portfolio and conducting research and development activities, including pre-clinical studies and clinical trials, for our Alpha DaRT technology. We do not have any products approved for sale in the United States and have not generated any revenue from product sales. To date, we have funded our operations primarily through private placements of ordinary and convertible preferred shares and funding from government contracts. From inception through December 31, 2024, we have raised an aggregate of $188,227 to fund our operations, of which $179,466 were gross proceeds from the issuance of our shares and $8,761 were gross proceeds from government grants. We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $29,157 and $31,750 for the years ended December 31, 2023 and December 31, 2024, respectively. As of December 31, 2024, we had an accumulated deficit of $147,509. We anticipate that our expenses will increase significantly as we:

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

As of December 31, 2024, we had cash and cash equivalents short-term deposits and restricted deposits totaling $62,855. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based these estimates on assumptions that may prove to be imprecise, and we may use our available capital resources sooner than we currently expect. See “Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development of our Alpha DaRT technology and any future product candidates, and because the extent to which we may enter into collaborations with third parties for product development is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our Alpha DaRT technology or any future potential product candidates.

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

The successful development of our Alpha DaRT technology and other potential future product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of these product candidates. We are also unable to predict when, if ever, we will generate revenue and material net cash inflows from the commercialization and sale of any of our product candidates for which we have obtained or may obtain marketing approval. We may never succeed in achieving further regulatory approvals for any of our product candidates. The duration, costs and timing of preclinical studies, clinical trials and development of our product candidates will depend on a variety of factors, including:

●	successful completion of clinical trials with safety, tolerability and efficacy profiles for our Alpha DaRT technology and any potential future product candidates that are satisfactory to the FDA or any comparable foreign regulatory authority;

●	approval of IDEs or comparable applications for Alpha DaRT technology and any potential future product candidate to commence planned or future clinical trials in the United States or foreign countries;

●	significant and changing government regulation and regulatory guidance;

●	timing and receipt of marketing approvals from applicable regulatory authorities;

●	successful construction of additional manufacturing facilities, or establishing arrangements with contract manufacturing organizations, or CMOs, for third-party clinical and commercial manufacturing, to obtain sufficient supply of our product candidates;

●	securing adequate and steady supply of radioisotopes and other required input materials;

●	obtaining and maintaining patent and other intellectual property protection and regulatory exclusivity for our product candidates;

●	commercializing our Alpha DaRT technology and any potential future product candidate, if and when further approved, whether alone or in collaboration with others;

●	acceptance of the product, if and when approved, by patients, the medical community and third-party payors;

●	competition with other therapies; and

●	maintenance of a continued acceptable safety profile of Alpha DaRT technology and any potential future product candidate following approval.

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

Financial expenses (income), net

Financial expenses (income), net, primarily consists of non-cash interest expense incurred on remeasurement of warrants, foreign currency translation, bank charges and interest expense, and interest income earned on our cash and cash equivalents and short-term deposits.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 7, 2024.

The following table summarizes our results of operations for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024	Change	% Change
Operating expenses:
Research and development, net	$26,424	$27,020	$596	2.3%
Marketing expenses	1,924	2,349	425	22.1
General and administrative	7,332	6,673	(659)	(9.0)
Total operating loss	$35,680	$36,042	$362	1.0%
Loss from operations:
Financial (income), net	(6,539)	(4,298)	2,241	(34.3)
Loss before taxes on income	29,141	31,744	2,603	8.9
Tax on income	16	6	(10)	(62.5)
Net loss	$29,157	$31,750	$2,593	8.9%

Comparison of the Year Ended December 31, 2023 and 2024

Research and development, net

Research and development, net increased by $596 from $26,424 for the year ended December 31, 2023 to $27,020 for the year ended December 31, 2024. The increase in research and development expense was primarily attributable to increased employee compensation and benefits, including share-based compensation, increased costs of raw materials, and increased travel expenses related to our U.S. multi-center pivotal trial, offset by lower third-party contractor expenses.

Marketing expenses

Marketing expenses increased by $425 from $1,924 for the year ended December 31, 2023 to $2,349 for the year ended December 31, 2024. The increase in marketing expenses was primarily attributable to increased marketing activities and travel abroad.

General and administrative

General and administrative expenses decreased by $659 from $7,332 for the year ended December 31, 2023 to $6,673 for the year ended December 31, 2024. The decrease in general and administrative expenses was primarily due to decreased professional fees (including D&O insurance and legal expenses), offset by increased travel expenses and increased employee compensation and benefits, including share-based compensation.

Financial expense (income), net

Financial income, net decreased by $2,241 from $6,539 for the year ended December 31, 2023 to $4,298 for the year ended December 31, 2024. The decrease was primarily attributable to a decrease in income from remeasurement of warrants and in interest from bank deposits and an increase in interest on long-term loan, offset by changes in foreign exchange rates.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through December 31, 2024 primarily through gross proceeds of $179,466 from the issuance of our shares and $8,761 from government grants. The following table provides information regarding our total cash and cash equivalents, short term deposits and restricted deposits for the periods presented:

	As of December 31,
	2023	2024
Cash and cash equivalents	$12,657	$13,724
Short-term deposits	69,131	45,876
Restricted deposits	3,152	3,255
	$84,940	$62,855

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	As of December 31,
	2023	2024
Net cash used in operating activities	$(17,958)	$(19,783)
Net cash provided by investing activities	18,682	20,768
Net cash provided by financing activities	5,297	25
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50)	57
Increase in cash, cash equivalents and restricted cash	$5,971	$1,067

Net cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $19,783 for the year ended December 31, 2024, compared to $17,958 for the year ended December 31, 2023. The increase of $1,825 was primarily attributable to an increase in net loss of $2,593, a $1,700 decrease in non-cash financial expenses, net, a $839 lower decrease in prepaid expenses and other receivables due in part to advance payments related to the construction of our new manufacturing facility in Hudson, NH, and a $569 lower increase in other payables and accrued expenses, offset by an increase of $1,990 in share based compensation and a decrease of $1,774 in the change in fair value of warrants liabilities.

Net cash provided by investing activities

Net cash provided in investing activities was $20,768 for the year ended December 31, 2024 compared to $18,682 for the year ended December 31, 2023. The increase in cash provided from investing activities of $2,086 was primarily attributed to a $38,547 decrease in investment in short-term bank deposits and a $4,163 decrease in purchase of property and equipment, offset by a decrease of $43,673 in proceeds from short-term bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $25 for the year ended December 31, 2024 compared to $5,297 for the year ended December 31, 2023. The decrease of $5,272 was primarily attributable to $5,248 bank loan proceeds received in October 2023.

Effect of exchange rate changes on cash, cash equivalents and restricted cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was $57 for the year ended December 31, 2024 compared to $(50) for the year ended December 31, 2023. The increase of $107 was primarily attributable to changes in the exchange rate between the U.S. Dollar and the Israeli NIS.

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

Contractual Obligations and Commitments

The following table summarizes our significant and non-cancellable contractual obligations as of payment due date by period at December 31, 2024:

	Payments Due by Period Ended December 31,
	Total	2025	2026	2027	2028	Thereafter
Operating leases (facilities and motor vehicles)	$9,528	$1,043	$905	$885	$891	$5,804
Total	$9,528	$1,043	$905	$885	$891	$5,804

We have received royalty bearing grants from the IIA to finance our research and development programs in Israel, through which we received IIA participation payments in the aggregate amount of $5,445 through December 31, 2024. In return, we are committed to pay IIA royalties at a rate of 3% of future sales of the developed products, up to 100% of the amount of grants received plus interest, calculated using LIBOR rate until December 31, 2023, and SOFR interest thereafter. Through December 31, 2024, no royalties have been paid or accrued. In addition, under the intellectual property purchase agreement with Althera, we assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty bearing grants received by Althera (plus accrued interest at LIBOR or SOFR rate). Our liability to the IIA at December 31, 2024, including royalty bearing grants we received, grants assumed from Althera and the associated interest accrued on all such grants, totaled $7,222.

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

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2023 and 2024, our cash equivalents consisted of interest-bearing checking accounts and deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term nature and the low risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents or on our financial position or results of operations.

We operate primarily in Israel and the majority of our expenses are denominated in NIS. We are subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to our foreign currency exposures for the years ended December 31, 2023 and 2024, a 10% unfavorable movement in foreign currency exchange rates would have increased our operating expenses by approximately 4.5% and 4.7%, respectively.

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

For a discussion of our research and development policies, see “Item 4.B” above and the “Key Information-Risk Factors-Risks Related To Our Incorporation and Location In Israel” in Item 3.D above.

For a description of our intellectual property, please see “Item 4.B” above under “-Intellectual Property.

D.	Trend Information

Other than as described in Item 3.D. “Key Information-Risk Factors” and in Item 5.A. “Operating and Financial Review” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our results of operations or financial condition, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

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

We recognize forfeitures of awards as they occur.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our option awards. The option-pricing model requires a number of assumptions, of which the most significant are the share price, volatility and the expected option term.

We measure the grant date fair value of its Restricted Share Units (“RSUs”) based on the closing market price of the ordinary share on or immediately before the date of grant.

These assumptions and estimates were determined as follows:

(1)	Expected term - The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

(2)	Expected volatility - Since we have a limited trading history of our Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the historical volatility of our own shares as well as the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the option’s expected term.

(3)	Risk-free interest rate - We determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

(4)	Expected dividend yield - We do not anticipate paying any dividends in the foreseeable future. Thus, we used 0% as our expected dividend yield.

(5)	Fair value of Ordinary shares - Prior to the consummation of the Merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of Ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our Ordinary shares on NASDAQ on the date of grant.

Warrants liability

We have classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, we measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

The Private Warrants were valued using a blend of the Public Warrant prevailing market price and a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. As part of the inputs used in the Black-Scholes model to determine the fair value of the Private Warrants, the expected volatility of our Ordinary Shares was estimated based on the historical volatility of our publicly traded Ordinary shares.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2025:

Name	Age	Position
Executive Officers
Uzi Sofer	55	Chief Executive Officer, Chairman and Director
Raphi Levy	40	Chief Financial Officer
Prof. Yona Keisari	78	Chief Scientific Officer
Robert Den, M.D.	46	Chief Medical Officer
Amnon Gat	50	Chief Operations Officer
Ronen Segal	53	Chief Technology Officer
Peter Melnyk	63	Chief Commercial Officer
Non-Employee Directors
Michael Avruch	55	Director
Ruth Alon(1)(4)	73	Director
S. Morry Blumenfeld, Ph.D(2)(3)(4)	87	Director
Maya Netser(2)(4)	54	Director
Alan Adler(1)(4)	84	Director
David M. Milch, M.D(1)(2)(3)(4)	70	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

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

Professor Yona Keisari co-founded Alpha Tau and, together with Prof. Itzhak Kelson, invented the Alpha DaRT® technology in 2003. Prof. Keisari served as our Chief Biological Officer from 2016 until 2019 and has served as Chief Scientific Officer since 2019. Prof. Keisari was a faculty member at the Department of Clinical Microbiology and Immunology, Faculty of Medicine, Tel Aviv University, Israel from 1979 until 2015, and served as Full Professor from 2002 until 2015, at which time he became Professor Emeritus. Prof. Keisari’s studies focus on the activation of systemic anti-tumor immune reactivity through in-situ destruction of solid cancers with Alpha DaRT®, and developing means to improved eradication of metastases. Prof. Keisari has co-authored 107 peer-reviewed scientific papers and is an editorial board member of nine journals. He co-founded and served as president of the Israeli Society for Cancer Research from 2013 until 2015 and has served as treasurer of The International Cancer Microenvironment Society since 2015. Prof. Keisari holds an M.Sc. in Microbiology and Immunology and a Ph.D. in Immunology from Tel Aviv University, and was a postdoctoral fellow at the National Cancer Institute of the NIH in Bethesda, MD.

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

Ruth Alon has served on our Board since March 2022. Ms. Alon is currently the founder and CEO of Medstrada. From 1997 and until September 24, 2016, Ms. Alon served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and Chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then-approximately 1,000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries (IATI), an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, R&D centers of multinational corporations and others. She currently serves on the boards of Silexion Therapeutics (NASDAQ: SLXN), Treos Bio (privately held), Fibronostics (privately held), Angiolutions Therapeutics (privately held), and Brainsgate (privately held) (as Chairperson). Ms. Alon previously served on the board of Vascular Biogenics Ltd. from March 2010 until October 2023. Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon’s financial and capital markets experience with healthcare companies qualify her to serve on our board of directors.

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

Maya Netser has served as a member of our board of directors since December 2024. Ms. Netser began her career as an attorney, eventually becoming head of the technology practice at one of Israel’s leading law firms. Ms. Netser is the founder and Managing Partner of Quantum Leap VC, an early-stage fund focused on Quantum Technologies. Previously, Ms. Netser served as CEO of Cabaret Biotech, an Israeli CAR-T immunotherapy company based on Professor Zelig Eshhar’s pioneering inventions in cancer immunotherapy. Under her leadership, Cabaret successfully commercialized its IP, culminating in a high-profile acquisition by Kite Pharma and Gilead Sciences. She previously served as COO and board member of Voyager Labs, an AI-based technology company that enables organizations to extract granular actionable insights from unstructured data. Ms. Netser also has over 20 years of corporate and IP legal experience. From 2006-2015, she was a Partner at the law firm Herzog, Fox, and Neeman, where she established and led the firm’s technology practice, growing her team to 30 lawyers. Ms. Netser earned both her LL.B and MBA from Tel Aviv University. We believe that Ms. Netser’s industry and operating experience qualify her to serve on our board of directors.

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

None of our directors have entered, or proposes to enter, into service agreements with us which provide for benefits upon termination of employment.

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

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2024 was approximately $4.0 million. This amount includes $231 of amounts set aside or accrued to provide pension, severance, retirement, health or similar benefits or expenses as well as other benefits commonly reimbursed or paid by companies in Israel or the U.S. In addition, in 2024 we granted to our executive officers and directors a total of 656,127 restricted share units and 3,390,570 options to purchase our ordinary shares with a weighted average exercise price of $3.84. Both the share options and restricted share units commenced vesting only following the consummation of the Business Combination. General vesting terms for the options and restricted share units will vest over a 4-year period therefrom and the options typically expire 10 years from the date of grant. In certain cases our Board of Directors, in line with the compensation policy approved by our shareholders, approved differing vesting terms for certain members of our senior management or board of directors.

For 2025, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $2.4 million. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2025.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2024, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

●	Mr. Uzi Sofer, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2024 of $649 in salary expenses and social benefits costs.

●	Dr. Robert Den, Chief Medical Officer. Compensation expenses recorded in 2024 of $353 in salary expenses and $41 in social benefits costs.

●	Mr. Raphi Levy, Chief Financial Officer. Compensation expenses recorded in 2024 of $342 in salary expenses and $78 in social benefits costs.

●	Mr. Amnon Gat, Chief Operating Officer. Compensation expenses recorded in 2024 of $261 in salary expenses and $84 in social benefits costs.

●	Mr. Ronen Segal, Chief Technology Officer. Compensation expenses recorded in 2024 of $196 in salary expenses and $73 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, Company car expenses, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses or commissions to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2024 cash bonus or commissions expenses for Mr. Sofer, Dr. Den, Mr. Levy, Mr. Gat and Mr. Segal, as provided for in our 2024 financial statements, were $445, $222, $243, $220 and $110, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024 for Mr. Sofer, Dr. Den, Mr. Levy, Mr. Gat and Mr. Segal, as provided for in our 2024 financial statements, were $2.16 million, $1.21 million, $988, $736 and $571, respectively.

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

As of December 31, 2024, options to purchase 9,375,887 ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $4.60 per ordinary share. As of December 31, 2024, 549,417 restricted share units granted to our executive officers and directors were outstanding under our equity incentive plans.

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

In the event of a merger or consolidation of our business, or a sale of all, or substantially all, of our shares or assets or a scheme of arrangement for the purpose of effecting such merger, consolidation, sale or such other transaction having a similar effect on us (as described in the 2016 Plan), or liquidation or dissolution of our business, or such other transaction or circumstances as determined by our board of directors (“Merger/Sale”), then without the consent of the grantee, the Administrator may, but is not required to, among other things, (i) cause any outstanding award to be assumed or substituted by us, or by the successor corporation in such Merger/Sale, or (ii) regardless of whether or not awards are assumed or substituted (a) provide the grantee with the right to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay the grantee an amount in cash, our shares, shares of the acquirer or of other corporation which is a party to such transaction or such other property as determined by the Administrator as fair under the circumstances. Notwithstanding the foregoing: (1) the Administrator may upon such event of Merger/Sale amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate and (2) the board of directors may determine, in its discretion, that such transaction should be excluded from the definition of Merger/Sale set forth above.

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

Authorized Shares. As of December 31, 2024, there were 11,383,655 ordinary shares reserved and available for issuance under the 2021 Plan.

Shares Available for Grants. As of January 1, 2025, the maximum number of ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 23,794,633 ordinary shares plus (and without the need to further amend the 2021 Plan), (ii) any shares subject to awards under the 2016 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2024 and on January 1st of each calendar year thereafter and through January 1, 2032, equal to the lesser of (A) 4% of our outstanding ordinary shares on the last day of the immediately preceding calendar year; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year in which the increase will occur, provided that no more than 125,000,000 ordinary shares may be issued upon the exercise of Incentive Stock Options. Any shares (a) underlying the 2021 Plan or the 2016 Plan that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (b) if permitted by us, shares tendered to pay the exercise price or other purchase price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan; or (c) if permitted by us, subject to an award granted under the 2021 Plan or the 2016 Plan that are not delivered to a grantee because such shares are withheld to pay the exercise price of such award, or withholding tax obligations with respect to such award; shall automatically, and without any further action on our part or the part of any grantee be available for grant of awards and issuance under the 2021 Plan, unless determined otherwise by the board of directors. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of shares in respect of 125,000,000 awards then outstanding).

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

Authorized Shares. As of January 1, 2025, a total of 3,377,261 ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2025 fiscal year and through our 2032 fiscal year, such pool of ordinary shares shall be increased by that number of ordinary shares equal to the lesser of:

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

We rely on this “foreign private issuer exemption” with respect to the following:

(i)	Quorum for Shareholder Meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting of shareholders, pursuant to the Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

(ii)	Shareholder approval. We do not intend to follow Nasdaq Stock Market rules which require shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow Israeli law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

(iii)	Adoption or Amendment of Equity-Based Compensation Plans. We have elected to follow Israeli corporate governance practice instead of the Nasdaq Listing Rule 5635(c), which requires listed issuers to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Alan Adler and S. Morry Blumenfeld, and their terms will expire at the annual general meeting of shareholders to be held in 2025;

●	the Class II directors are David Milch and Ruth Alon, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Michael Avruch, Maya Netser and Uzi Sofer, and their term will expire at our annual meeting of shareholders to be held in 2027.

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

Our audit committee consists of Alan Adler, Ruth Alon and David Milch. David Milch serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the listing rules of the Nasdaq. Our board of directors has determined that each of David Milch and Ruth Alon is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent”, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the listing rules of Nasdaq. These responsibilities include:

●	appointing, retaining, and overseeing our independent auditors and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

●	ensuring that the independent auditor prepares and delivers, at least annually, a written statement delineating all relationships between the independent auditor and Alpha Tau, actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that, in the Committee’s view, may impact the independent auditor’s objectivity and independence, and, if the Committee determines that further inquiry is advisable, will take appropriate action in response to the independent auditor’s report to satisfy itself of the auditor’s independence;

●	overseeing the accounting and financial reporting processes of our company;

●	reviewing transactions (other than transactions related to compensation or terms of services) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law and the Nasdaq rules;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

●	discussing Alpha Tau’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	setting clear hiring policies for employees or former employees of Alpha Tau’s independent auditor;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

●	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements; and

●	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Companies Law requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee.

Listing requirements

Under the listing rules of the Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of S. Morry Blumenfeld, David Milch and Maya Netser. S. Morry Blumenfeld serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the listing rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the listing rules of Nasdaq and include among others:

●	recommending to our board of directors for its approval a compensation policy, in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans, and equity-based compensation plans, overseeing the development and implementation of such policies, and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans, and the awards and agreements issued pursuant thereto, and making and determining the terms of awards to eligible persons under the plans.

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

The compensation policy must be based on certain considerations, include certain provisions, and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

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

Nominating, Governance and Sustainability Committee

Our nominating, governance and sustainability committee consists of S. Morry Blumenfeld, David Milch and Maya Netser. S. Morry Blumenfeld serves as chairperson of the nominating, governance and sustainability committee. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

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

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

Fiduciary duties of directors and executive officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. Each person listed in the table under “Our Management-Management and Board of Directors” is an office holder under the Companies Law.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “-Compensation of Executive Officers and Directors.”

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

As of December 31, 2024, we had 125 FTEs across 3 offices in 4 countries, with 111 FTEs in research and development and related activities.

Of our total number of employees, 112 are located in Israel. We apply the law with respect to all aspects of the employment of our employees including with respect to hiring and termination procedures, equal opportunity and anti-discrimination laws and other conditions of employment. In many cases, the terms of employment of our employees exceed the minimum required under Israeli labor laws including, but not limited to, with respect to the minimum wage, vacation days, retirement savings and sick days. As per the requirements of the law, we make payments to the National Insurance Institute.

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

For information regarding the share ownership of directors and officers, see “Major Shareholders” in Item 7.A below. For information as to our equity incentive plans, see “Compensation of Directors and Executive Officers-Share Option Plans.” in Item 6.B above.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2025 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of March 1, 2025. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

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

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares
All 5% or Greater Shareholders Directors and Named Executive Officers
Uzi Sofer(1)	13,365,622	18.6%
Raphi Levy(2)	1,297,949	1.8%
Yona Keisari(3)	653,876	*
Robert Den(4)	1,102,548	1.5%
Amnon Gat(5)	1,053,960	1.5%
Ronen Segal(6)	755,542	1.1%
Peter Melnyk(7)	621,411	*
Michael Avruch(8)	1,829,529	2.6%
Ruth Alon(9)	131,245	*
S. Morry Blumenfeld(10)	324,741	*
Maya Netser(11)	3,495	*
Alan Adler(12)	223,337	*
David Milch(13)	304,988	*
All executive officers and directors as a group (13 persons)	26,089,411	33.7%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 11,515,314 ordinary shares and (ii) 1,850,308 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(2)	Consists of 1,297,949 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2025.

(3)	Consists of (i) 504,270 ordinary shares and (ii) 149,606 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(4)	Consists of 1,102,548 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(5)	Consists of (i) 68,475 ordinary shares and (ii) 985,485 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2025.

(6)	Consists of 755,542 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(7)	Consists of 621,411 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(8)	Consists of (i) 1,230,854 ordinary shares held directly by Mr. Avruch, (ii) 321,020 ordinary shares held by Mr. Avruch’s spouse, and (iii) 277,655 ordinary shares subject to RSUs or options granted to Mr. Avruch, which are exercisable within 60 days of March 1, 2025.

(9)	Consists of 131,245 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(10)	Consists of (i) 47,086 ordinary shares and (ii) 277,655 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(11)	Consists of 3,495 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(12)	Consists of 223,337 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025.

(13)	Includes (i) 131,245 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2025, (ii) 88,743 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”), and (iii) 85,000 warrants to purchase ordinary shares held by the Sponsor, exercisable within 60 days of March 1, 2025. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Other than the voting undertakings under the Investors’ Rights Agreement and the Shareholder and Sponsor Support Agreement, described below under “Related Party Transactions-Rights of Appointment,” which have been fully performed already and have therefore expired, no major shareholders listed above had or have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2025, there were 139 registered holders of our ordinary shares, (one of which (Cede & Co.) is a United States registered holder, holding approximately 63% of our outstanding ordinary shares).

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

Agreements with directors and officers

Employment Agreements. We have entered into employment or consulting agreements with each of our executive officers, and in certain situations, at arms-length terms, with family members of our executive officers or directors, and the terms of each individual’s employment or service, as applicable, have been approved by our board of directors or by our Audit Committee. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Transactions with related parties also include employment agreements with relatives of certain directors or officers, each duly approved by the Board of Directors or its Audit Committee.

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

Form F-1 Demand Rights. At any time after 180 days following the closing of the Merger Agreement and expiration or waiver of any lockup applicable to the Investors, with respect to an IPO which is a SPAC, and in all cases until the five years thereafter, the Investors holding a majority of the Registrable Securities then held by the Investors or other holders of a majority of the Registrable Securities, can provide us with written request to file a registration statement on Form F-1 in respect of the Registrable Securities. Within 14 days of the receipt of a request to effect such registration, we must give written notice of the request to the other holders of the Registrable Securities, and use our best efforts to effect the registration together with all or such portion of the registrable securities of any other holders joining in such request (as specified by notice given by each such other holder to us, within 20 days of the date of our notice to such holders), within 90 days. We are not required to effect more than two registrations on Form F-1. In addition, we are only required to effect any such registration if the anticipated aggregate proceeds will be at least US $5 million (net of underwriting discounts and commissions) and if such registration could not be effected on Form F-3. Furthermore, we are not required to effect such registration within the period that is 60 days before its good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, registration on Form F-1 or F-3, initiated by holders of Registrable Securities, or if the holders of Registrable Securities had an opportunity to participate during such period in any offering initiated by us, provided that we have actively employed in good faith efforts to cause such registration statement to become effective.

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

None.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, likely have a significant effect on our financial position or profitability. For more information regarding risks related to litigation, see “Risk Factors-Risks Related to Our Business and Industry-Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such lawsuits will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

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

For the years ended December 31, 2024, 2023, 2022, 2021 and 2020, we did not pay any dividends.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. See also “Item 3.D. Risk Factors-Risks Related to Our Class A Ordinary Shares-We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for such shares.

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

Except as disclosed below or otherwise disclosed in this Annual Report in Item 4.A “History and Development of the Company,” Item 4.B “Business Overview,” Item 5.B “Operating and Financial Review and Prospects-Liquidity and Capital Resources,” Item 6.C “Board Practices,” Item 7.B “Related Party Transactions” and Item 19 “Exhibits,” we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

The following are the main tax benefits currently available to Industrial Companies:

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” or to a Special Preferred Enterprise will be generally subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals-20% (iii) non-Israeli residents (individuals and corporations)-25% or 30%, and subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate-20%, or a reduced tax rate under the provisions of any applicable double tax treaty.

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

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders-subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

 On January 15, 2020, we received a Tax Ruling from the Israel Tax Authority regarding our entitlement to tax benefits as a Preferred Technological Enterprise subject to the compliance with the conditions settled in such Tax Ruling and in the Investment Law. The Tax Ruling is valid from 2020 until tax year 2024 (inclusive). There is no assurance that we will continue to meet all the terms and conditions required under the Tax Ruling and the Investment Law that will allow us to enjoy any tax benefits under the Investment Law.

We believe that we may be eligible to the tax benefits under the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will generally be exempt from Israeli capital gains tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2024), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2024) and a marginal tax rate of up to 47% for an individual in 2024 (excluding surtax as discussed below)), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Distribution on our ordinary shares

Subject to the discussion below under “-Passive Foreign Investment Company Rules”, if we make distributions of cash or property on our ordinary shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because we do not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “-Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) our ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	We are neither a PFIC (as discussed below under below under “-Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that we will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel (the “Treaty”). In addition, there also can be no assurance that our ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, we will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “-Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Subject to the discussion below under “-Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our ordinary shares or our warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. A U.S. Holder’s initial tax basis in our ordinary shares purchased in the market generally will equal the cost of such ordinary shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of our ordinary shares or our warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held our ordinary shares and/or our warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

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

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “-Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares and Our Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of our ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of our warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in our ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in our warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for our ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

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

Possible constructive distributions

The terms of each of our warrants provide for an adjustment to the number of our ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of one of our warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of our ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of our ordinary shares which is taxable to the U.S. Holders of such shares as described under “-Distributions on Our Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increase interest.

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

We believe we were a PFIC in 2024. However, there can be no assurances in this regard, nor can there be any assurances that we will or will not be treated as a PFIC in any future taxable year. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may continue to be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a position contrary to position taken by us or that a court will not sustain such a challenge by the IRS.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on such ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in our ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “-Distributions on Our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of our warrants will not be able to make a mark-to-market election with respect to their warrants.

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

During 2024, the value of the U.S. dollar strengthened against the ILS by approximately 3.1%. Our most significant foreign currency exposures are related to our operations in Israel.

With respect to our foreign currency exposures for the years ended December 31, 2023 and 2024, a 10% unfavorable movement in foreign currency exchange rates would have increased our operating expenses by approximately 4.5% and 4.7%, respectively.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term debt.

We do not believe that we have any material exposure to inflationary risks. We do not believe that the rate of inflation in Israel has had a material impact on our business to date. However, our costs in Israel may increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar (to the extent that it devalues at all) or if the timing of such devaluation lags behind inflation in Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of David Milch and Ruth Alon is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the listing rules of Nasdaq.

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

Item 16C. Principal Accountant Fees and Services

Our consolidated financial statements at December 31, 2023 and 2024, and for each of the two years in the period ended December 31, 2024, appearing in this Annual Report have been audited Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2023 and 2024, and breaks down these amounts by category of service:

	2023	2024
	(in thousands)
Audit Fees	$230	$220
Audit Related Fees	20	-
Tax Fees	16	15
Total	$266	$235

Audit Fees

Audit fees for the years ended December 31, 2023 and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the year ended December 31, 2023 relate to review services associated with a base prospectus and prospectus supplement we filed in April 2023.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2024 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

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

●	Quorum. As permitted under the Israeli Companies Law pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, at least two shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Stock Market listing rules.

●	Shareholder approval. We do not intend to follow Nasdaq Stock Market rules which require shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow Israeli law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

●	Adoption or Amendment of Equity-Based Compensation Plans. We have elected to follow Israeli corporate governance practice instead of the Nasdaq Listing Rule 5635(c), which requires listed issuers to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Compliance Policy

We have adopted an insider trading compliance policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is filed as an exhibit to this annual report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

As part of our risk management program, we rely on guidance from external support who in turn refer to industry standards given the scope of our operations and other guidance to help us assess, identify and manage cybersecurity risks. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use certain industry frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but are not limited to the following:

●	risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;

●	a designated team principally responsible for managing and evolving (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

●	cybersecurity awareness training of our employees, including our incident response personnel, and senior management; and

●	a third-party risk management process for service providers based on our assessment of their criticality to our operations, and based on our expectation of their access to sensitive company and/or patient data in the course of their provision of services, and respective risk profile.

We have not identified particular risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, which have materially affected us. We face risks from cybersecurity threats which, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors – “Our information technology systems, or those of any of our existing or potential future collaborators, trial sites, CROs or other contractors or consultants, may fail or suffer system failures and security breaches, which could result in a material disruption of our product development programs.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the “Committee”) oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program. In addition, management is charged with updating the Committee, as necessary, regarding any material cybersecurity incidents. In turn, management is advised by our Software and IT Manager, who has primary responsibility for our overall cybersecurity risk management program, supervising both our internal cybersecurity personnel, who are experienced in data security and IT infrastructure, and are assisted by our retained external cybersecurity consultants, who provide, manage, and support our infrastructure and advise on cyber and data security matters. Additionally, our Software and IT Manager sits on our dedicated cyber task force, comprised of the Company’s IT, data, and legal personnel, which meets regularly to stay informed about, identify, and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, including by implementing processes, and by prioritizing allocation of resources towards risk mitigation. Our team has extensive experience in system administration, both on-premises and in product administration with tools such as Microsoft 365 - including Intune, Defender, Exchange and Firewalls, and working with firms with very high confidentiality, integrity and availability requirements (Zero downtime).

Our management team takes steps to stay informed about maintain vigilance in its efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents and is continuously staying abreast of developments in cybersecurity through various means, which may include briefings from internal security personnel; our dedicated cyber task force; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Alpha Tau Medical Ltd.	20-F	001-41316	1.1	March 9, 2023
2.1	Description of Securities.					*
4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-258915	10.10	December 1, 2021
4.2††	Compensation Policy for Directors and Officers.	F-4	333-258915	10.11	December 1, 2021
4.3††	2016 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.7	August 18, 2021
4.4††	2021 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.8	December 1, 2021
4.5††	2021 Employee Share Purchase Plan of Alpha Tau Medical.	F-4	333-258915	10.9	December 1, 2021
4.6	Sponsor Letter Agreement, dated as of July 7, 2021, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the investors named on the signature pages thereto.	F-4	333-258915	10.3	October 18, 2021
4.7	Support Agreement, dated as of July 7, 2021, by and among Alpha Tau Medical Ltd., Healthcare Capital Corp., and the shareholders of Alpha Tau Medical Ltd. named on the signature pages thereto.	F-4	333-258915	10.4	October 18, 2021
4.8	Amendment to Sponsor Support Agreement, dated as of February 17, 2022, by and among Healthcare Capital Sponsor LLC, Healthcare Capital Corp., Alpha Tau Medical Ltd. and the individuals named on the signature pages thereto.	20-F	001-41316	4.8	March 28, 2022
4.9	Amended and Restated Warrant Agreement, dated as of March 7, 2022, between, Alpha Tau Medical, Continental Stock Transfer & Trust Company and Healthcare Capital Corporation.	20-F	001-41316	4.9	March 28, 2022

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.10	Amended and Restated Investor Rights Agreement dated as of July 7, 2021 by and among Alpha Tau Medical Ltd. and certain shareholders of Alpha Tau Medical Ltd.	F-4	333-258915		August 18, 2021
8.1	List of Subsidiaries.	20-F	001-41316	8.1	March 9, 2023
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm					*
97	Alpha Tau Compensation Recovery Policy	20-F	001-41316	97	March 7, 2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)					*

*	Filed herewith.

**	Furnished herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

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

ALPHA TAU MEDICAL LTD.

Date: March 12, 2025	By:	/s/ Uzi Sofer
	Name:	Uzi Sofer
	Title:	Chief Executive Officer

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of

ALPHA TAU MEDICAL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alpha Tau Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, Convertible Preferred shares and shareholders’ (deficiency) equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company‘s auditor since 2016.

Tel-Aviv, Israel

March 12, 2025

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$12,657	$13,724
Short-term deposits		69,131	45,876
Restricted deposits		3,152	3,255
Prepaid expenses and other receivables	3	816	1,374

Total current assets		85,756	64,229

LONG-TERM ASSETS:
Long term prepaid expenses		471	432
Property and equipment, net	4	12,798	13,934
Operating lease right-of-use assets	5	8,363	7,609

Total long-term assets		21,632	21,975

Total assets		$107,388	$86,204

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$2,566	$3,531
Other payables and accrued expenses	6	3,474	4,133
Current maturities of operating lease liabilities	5	1,062	1,011

Total current liabilities		7,102	8,675

LONG-TERM LIABILITIES:
Long-term loan	7	5,610	5,561
Warrants liability	8	3,597	3,338
Operating lease liabilities	5	6,604	5,964

Total long-term liabilities		15,811	14,863

Total liabilities		22,913	23,538

COMMITMENTS AND CONTINGENCIES	11

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2023 and 2024; Issued and outstanding: 69,670,612 and 70,380,570 shares as of December 31, 2023 and 2024, respectively	12	-	-
Additional paid-in capital		200,234	210,175
Accumulated deficit		(115,759)	(147,509)

Total shareholders’ equity		84,475	62,666

Total liabilities and shareholders’ equity		$107,388	$86,204

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2022	2023	2024

Research and development, net		$20,890	$26,424	$27,020

Marketing expenses		974	1,924	2,349

General and administrative		10,272	7,332	6,673

Total operating loss		32,136	35,680	36,042

Financial expenses (income), net	13	1,606	(6,539)	(4,298)

Loss before taxes on income		33,742	29,141	31,744

Tax on income		20	16	6

Net loss		33,762	29,157	31,750

Net comprehensive loss		$33,762	$29,157	$31,750

Net loss per share, basic and diluted		$(0.53)	$(0.42)	$(0.45)

Weighted-average shares used in computing net loss per share, basic and diluted		63,534,875	69,377,922	69,927,566

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred				Additional
	shares		Ordinary shares		paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	deficit	Total

Balances as of January 1, 2022	13,739,186	$53,964	40,528,913	$-	$18,063	$(52,840)	$(34,777)

Exercise of Warrants to Ordinary shares	-	-	1,612,980	-	3,335	-	3,335
Issuance of shares in connection with SPAC merger and PIPE financing	-	-	12,435,849	-	74,952	-	74,952
Conversion of convertible preferred shares in connection with SPAC merger	(13,739,186)	(53,964)	14,270,797	-	53,964	-	53,964
Conversion of Warrants to Convertible Preferred shares in connection with SPAC merger	-	-	-	-	35,170	-	35,170
Vesting of RSUs	-	-	232,361	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	24,100	-	27	-	27
Share-based compensation	-	-	-	-	6,748	-	6,748
Net loss	-	-	-	-	-	(33,762)	(33,762)

Balances as of December 31, 2022	-	-	69,105,000	-	192,259	(86,602)	105,657

Exercise of Warrants to Ordinary shares	-	-	68,221	-	-	-	-
Vesting of RSUs	-	-	453,831	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	43,560	-	49	-	49
Share-based compensation	-	-	-	-	7,926	-	7,926
Net loss	-	-	-	-	-	(29,157)	(29,157)

Balances as of December 31, 2023	-	-	69,670,612		200,234	(115,759)	84,475

Vesting of RSUs	-	-	687,356	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	-	-	22,602	-	25	-	25
Share-based compensation	-	-	-	-	9,916	-	9,916
Net loss	-	-	-	-	-	(31,750)	(31,750)

Balances as of December 31, 2024	-	$-	70,380,570	$-	$210,175	$(147,509)	$62,666

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2023	2024
Cash flows from operating activities:

Net loss	$(33,762)	$(29,157)	$(31,750)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	979	1,074	1,102
Share-based compensation	6,748	7,926	9,916
Non-cash financial (income) expenses, net	(1,325)	1,740	40
(Increase) decrease in prepaid expenses and other receivables	(341)	281	(558)
Decrease (increase) in long term prepaid expenses	1,637	(80)	39
Change in the fair value of warrants liabilities	3,788	(2,033)	(259)
Increase in trade payables	220	1,143	965
(Decrease) increase in other payables and accrued expenses	(1,206)	1,228	659
Change in operating lease liabilities	(1,152)	(809)	(726)
Change in operating lease right-of-use assets	535	729	789

Net cash used in operating activities	(23,879)	(17,958)	(19,783)

Cash flows from investing activities:

Investment in short-term deposits	(121,137)	(163,629)	(125,082)
Investment in restricted deposit	-	(3,152)	(103)
Proceeds from short-term deposits	32,105	191,864	148,191
Purchase of property and equipment	(904)	(6,401)	(2,238)

Net cash provided by (used in) investing activities	(89,936)	18,682	20,768

Cash flows from financing activities:

Proceeds from bank loan	-	5,248	-
Proceeds from SPAC merger and PIPE financing, net of transaction cost	93,543	-	-
Proceeds from exercise of Warrants	3,335	-	-
Proceeds from exercise of options	27	49	25

Net cash provided by financing activities	96,905	5,297	25

Effect of exchange rate changes on cash and cash equivalents	(258)	(50)	57

(Decrease) increase in cash and cash equivalents	(17,168)	5,971	1,067
Cash and cash equivalents at the beginning of the year	23,854	6,686	12,657

Cash and cash equivalents at the end of the year	$6,686	$12,657	$13,724

Supplemental disclosure of cash flows information:

Income taxes paid	$8	$16	$5
Interest received	$237	$6,160	$4,424
Interest paid	$-	$52	$321

Supplemental disclosure of noncash investing and financing activities:

Operating lease liabilities arising from obtaining right of use assets	$-	$3,304	$35

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

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

In January 2018 the Company established a subsidiary in Japan “Alpha Tau Medical KK” (“ATM KK”). ATM KK began its activity in January 2018. Since July 2019, the Company holds 100% of ATM KK.

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

The Merger has been accounted for as a recapitalization, with no goodwill or other intangible assets recorded. It has been determined that the Company is the accounting acquirer.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

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

As of December 31, 2024, the Company had cash, cash equivalents, short-term deposits and restricted deposits of $62,855. During the year ended December 31, 2024, the Company incurred a net loss of $31,750 and had negative cash flows from operating activities of $19,783. In addition, the Company had an accumulated deficit of $147,509 on December 31, 2024. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for the foreseeable future.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

e.	Short-term bank deposits:

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

f.	Restricted deposits:

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Manufacturing equipment	10
Computers and software	33
Laboratory equipment	10 - 15
Furniture and office equipment	7 - 15
Cars	20
Capital work-in-progress	-
Land	Land is not depreciated

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

For the years ended December 31, 2022, 2023 and 2024 there were no impairment losses identified.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company recognized IIA’s participations in research and development as a reduction from research and development expenses in the amount of $1,343, $841 and $87 for the years ended December 31, 2022, 2023 and 2024, respectively.

Additionally, the Company received non-royalty-bearing grants from the Jerusalem Development Authority and the Authority for Investments and Development of the Industry and Economy. For the years ended December 31, 2023, and 2024, these grants reduced the Company’s research and development expenses by $483 and $1,181, respectively.

l.	Accounting for share-based payments:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

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

The Company recognizes forfeitures of awards as they occur.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company used the following assumptions for options granted to employees and non-employees:

		Year ended December 31,
		2022	2023	2024

Expected term (years)	1	5.5-6.1	2.5-6.1	1.1-6.1
Expected volatility	2	43.5%-87.8%	50.6%-58.0%	52.2%-93.0%
Risk-free interest rate	3	1.6%-3.8%	3.8%-4.5%	3.8%-4.4%
Expected dividend yield	4	0%	0%	0%
Fair value of Ordinary share	5	$4.20-$11.41	$3.01-$4.60	$2.05-$2.98
Exercise price		$4.66-$11.50	$3.01-$4.60	$2.05-$11.5

These assumptions and estimates were determined as follows:

1)	Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

2)	Expected volatility — Since the Company has a limited trading history of its Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the historical volatility of the Company’s own shares as well as the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

3)	Risk-free interest rate — The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

4)	Expected dividend yield — The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield

5)	Fair value of Ordinary shares — Prior to the consummation of the Merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of Ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of the Company’s Ordinary shares on NASDAQ on the date of grant.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company has classified the SPAC warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of comprehensive loss.

As of December 31, 2023, the Company had 2,313,976 warrants classified as equity. On September 16, 2024, all of these warrants expired unexercised.

In addition, as of both December 31, 2023 and 2024, the Company has 2,142,000 and 13,605,561 Public and Private Warrants, respectively, which are classified as a liability (see also notes 8 and 9).

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Fair value of financial instruments:

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

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

●	Level 1 — quoted prices in active markets for identical assets or liabilities.

●	Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist among others of cash equivalents, short-term deposits, restricted deposits, other accounts receivable, trade payables and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short-term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs.

p.	Income taxes:

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

As of December 31, 2023, and 2024 no liability for unrecognized tax benefits was recorded.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits and restricted deposits.

Cash, cash equivalents, short-term deposits and restricted deposits are deposited in major banks in Israel, United States and Japan. Such investments in Israel and abroad may be in excess of insured limits and are not insured in other jurisdictions. Generally, cash and cash equivalents may be redeemed upon demand and, therefore, bear minimal risk.

r.	Severance pay:

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

Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s consolidated balance sheets.

Severance pay expense for the years ended December 31, 2022, 2023 and 2024 amounted to $418, $466 and $525, respectively.

s.	Contingent liabilities:

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

As of December 31, 2023 and 2024, no provision was recorded.

t.	Basic and diluted net loss per share:

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Segment information:

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company operates in one operating and reportable segment. Financial information is evaluated regularly by the CODM, who is the Company’s CEO, in deciding how to allocate resources and assessing performance. The Company’s CODM allocates resources and assesses performance based upon discrete financial information at the consolidated level.

v.	Recently adopted Accounting Standards:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See note 16 for further detail.

w.	Recently issued accounting pronouncements not yet adopted:

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2023	2024

Government authorities	$325	$315
Prepaid expenses	472	1,042
Other receivables	19	17

	$816	$1,374

NOTE 4:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2024
Cost:

Manufacturing equipment	$8,617	$8,721
Computers and software	522	562
Laboratory equipment	1,085	1,158
Furniture and office equipment	148	152
Cars	143	145
Capital work-in-progress	-	1,998
Land (1)	5,248	5,251

	15,763	17,987

Accumulated depreciation	2,965	4,053

Depreciated cost	$12,798	$13,934

(1)	In October 2023, the Company entered into a development agreement with the Israel Land Authority (“ILA”), which converts into a lease agreement for an initial non-cancellable term of 49 years from the date of grant, subject to further potential renewal options (see also note 7).

Depreciation expenses amounted to $979, $1,074 and $1,102 for the years ended December 31, 2022, 2023 and 2024, respectively.

Throughout the year ended December 31, 2024 a total cost of $14 and total accumulated depreciation of $14 were disposed from the consolidated balance sheets.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- LEASE

The Company has entered into non-cancelable lease agreements for its offices and motor vehicles with lease periods expiring at various dates through October 2036.

The components of operating lease costs were as follows:

	Year ended December 31,
	2023	2024

Operating lease cost	$995	$1,138
Variable lease cost	50	70

Total net lease costs	$1,045	$1,208

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2023	2024

Weighted average remaining lease term (in years)	10.8	10.07

Weighted average discount rate	5.80%	5.96%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2024, are as follows:

Operating leases

2025	$1,043
2026	905
2027	885
2028	891
2029	877
2030 and thereafter	4,927

Total undiscounted lease payments	9,528

Less: imputed interest	(2,553)

Present value of lease liabilities	$6,975

NOTE 6:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2023	2024

Employees and payroll accruals	$1,159	$1,400
Accrued expenses	2,236	2,615
Related parties	79	118
	$3,474	$4,133

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

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

Following an extension of the long-term loan agreed with the Lender, the long-term loan matures in a bullet payment due in October 2026, subject to any extensions as may be agreed with the Lender, and bears monthly interest at a spread of 0.46% below the NIS prime rate in Israel, which is 1.50% above the Bank of Israel lending rate.

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

For the year ended December 31, 2024, the Company recorded interest expenses and currency exchange income in amount of $321 and $31, respectively.

NOTE 8:- WARRANTS LIABILITY

In March 2022, in conjunction with the Merger with HCCC, the Company issued 13,749,984 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within five years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option. During the twelve months ended December 31, 2022, a total of 144,123 Public Warrants were exercised into 144,123 ordinary shares of the Company. No Public or Private Warrants were exercised during the twelve months ended December 31, 2023 and 2024.

As of December 31, 2024, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

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

The Private Warrants will not be redeemable by the combined company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the combined company and exercisable by such holders on the same basis as the Public Warrants. If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the exercise notice is sent to the warrant agent.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2023
	Level 1	Level 2	Level 3

Warrants liability – Public Warrants	$2,620	$-	$-
Warrant liability – Private Warrants	-	-	977

Total	$2,620	$-	$977

	December 31, 2024
	Level 1	Level 2	Level 3

Warrants liability – Public Warrants	$2,857	$-	$-
Warrant liability – Private Warrants	-	-	481

Total	$2,857	$-	$481

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

The Private Warrants were valued using a blend of the Public Warrant prevailing market price and a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. As part of the inputs used in the Black-Scholes model to determine the fair value of the Private Warrants, the expected volatility of the Ordinary Shares was estimated based on the historical volatility of the Company’s publicly traded Ordinary Shares.

The following table provides the inputs used for Level 3 fair value measurements:

	December 31,
	2023	2024

Expected term (years)	3.18	2.18
Expected volatility	78.86%	64.49%
Risk-free interest rate	3.95%	4.25%
Expected dividend yield	0%	0%
Fair value of Ordinary share	$3.01	$3.10
Exercise price	$11.5	$11.5

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- FAIR VALUE MEASUREMENTS(Cont)

The following table presents the changes in the fair value of Level 3 Private Warrants liability:

	Year ended December 31,
	2023	2024

Fair value at beginning of the year	$2,228	$977
Change in fair value	(1,251)	(496)

Fair value at end of the year	$977	$481

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

NOTE 10:- CONVERTIBLE PREFERRED SHARES AND WARRANTS

a.	Convertible Preferred shares:

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

On September 16, 2024, the remaining 2,313,976 Warrants expired unexercised.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	A guarantee in the amount of $3,255 was issued by a bank to secure rent payments.

b.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $5,445 through December 31, 2024. If income is generated from a funded research program, the Company is committed to pay royalties at a rate of 3% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved until December 31, 2023, the maximum to be repaid is 100% plus interest at LIBOR, and from January 1, 2024, the 12 month Term SOFR interest).

In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest). The Company’s liability to the IIA at December 31, 2024, including royalty-bearing grants received by the Company, grants assumed from Althera and the associated interest accrued on all such grants, totaled $7,222.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

NOTE 12:- SHAREHOLDERS’ (DEFICIENCY) EQUITY

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

b.	Share option plans:

The Company has authorized through its 2021 Share Option Plan (the “Plan”), an available pool of Ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees of up to 20,979,410 Ordinary shares as of December 31, 2024.

The options granted generally have a four-year vesting period and expire ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant.

As of December 31, 2024, 11,383,655 of the Company’s Ordinary shares are available for future grants.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS’ (DEFICIENCY) EQUITY (Cont.)

A summary of the status of options under the Company’s share option plans as of December 31, 2024 and changes during the relevant period ended on that date is presented below:

	For the year ended December 31, 2024
	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	10,520,774	$5.03	$2,264	7.08
Granted	4,170,370	$3.60
Exercised	(22,602)	$1.10	$39
Forfeited	(218,892)	$5.38

Outstanding at end of period	14,449,650	$4.62	$2,964	6.92

Exercisable options	9,563,187	$4.81	$2,430	6.15

The weighted-average grant date fair value of options granted during the years ended December 31, 2022, 2023 and 2024, was $3.76, $1.87 and $1.43, respectively.

The weighted average exercise price of the Company’s options granted during the years ended December 31, 2022, 2023 and 2024 was $8.08, $3.47 and $3.60, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2022 and 2023 was $120 and $79, respectively.

A summary of the status of RSUs under the Plan as of December 31, 2024 and changes during the relevant period ended on that date is presented below:

	RSUs
	Unvested RSUs	Weighted-average grant date fair value per share

Outstanding at beginning of year	813,268	$5.68
Granted	796,127	$2.88
Vested	(687,356)	$4.50
Forfeited	(64,140)	$3.84

Outstanding at end of year	857,899	$4.24

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2022 and 2023 was $9.01 and $3.36, respectively. The total fair value of RSUs, as of their respective release dates, was $347, $1,644 and $1,910 during the years ended December 31, 2022, 2023, and 2024, respectively.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS’ (DEFICIENCY) EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2022, 2023 and 2024, was comprised as follows:

	Year ended December 31,
	2022	2023	2024

Research and development	$4,289	$5,073	$6,454
Marketing expenses	210	474	753
General and administrative	2,249	2,379	2,709

Total share-based compensation expense	$6,748	$7,926	$9,916

As of December 31, 2024, there were unrecognized compensation costs of $12,114, which are expected to be recognized over a weighted average period of approximately 1.82 years.

d.	Warrants to investors:

(i)	In July 2019, as part of the investment round of HekaBio K.K, the investors received 651,067 Warrants to Ordinary shares with an exercise price of $5.04 to be exercise within 4 years from grant date. During the year ended December 31, 2022, all 651,067 Warrants were exercised into 308,540 ordinary shares of the Company.

(ii)	Upon completion of the Merger, the 3,880,777 warrants convertible into Preferred A Shares of the Company were converted into an identical number of warrants convertible into ordinary shares of the Company until September 2024 at an exercise price of $3.87 (see also notes 2 n and 10 b).

During the year ended December 31, 2022, and 2023 a total of 1,556,817 and 9,984 of such warrants were exercised into 1,160,016 and 324 ordinary shares of the Company, respectively.

As of December 31, 2023, a total of 2,313,976 such warrants were outstanding. On September 16, 2024, these warrants expired unexercised.

(iii)	During the year ended December 31, 2022, a total of 144,423 Public Warrants were exercised into 144,423 ordinary shares of the Company.

e.	Warrants to consultants:

In April 2016, 67,897 Warrants to Ordinary shares were issued to a consultant for services received to be exercised within 7 years from grant date. In March 2023, 67,897 Warrants were exercised into 67,897 Ordinary shares of no-par value for no consideration.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2022	2023	2024

Financial expenses:

Foreign currency translation loss, net	$-	$210	$-
Interest on loan	-	75	303
Remeasurement of Warrants	3,788	-	-
Others	21	39	41

Total financial expenses	3,809	324	344

Financial income:

Foreign currency translation profit, net	413	-	106
Interest from deposits	1,790	4,830	4,277
Remeasurement of Warrants	-	2,033	259

Total financial income	2,203	6,863	4,642

Financial expenses (income), net	$1,606	$(6,539)	$(4,298)

NOTE 14:- INCOME TAXES

a.	Tax rate applicable to Company:

The corporate tax rate in Israel in 2022, 2023 and 2024 was 23%.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

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

c.	The components of the net loss before tax on income were as follows:

	Year ended December 31,
	2022	2023	2024

Domestic (Israel)	$33,100	$28,224	$31,065
Foreign	642	916	679

Total	$33,742	$29,141	$31,744

Income tax expense was as follows:

	Year ended December 31,
	2022	2023	2024

Current:

Domestic (Israel)	$-	$-	$-
Foreign	20	16	6

Income tax expense	$20	$16	$6

d.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2024 in the amount of approximately $71,838 which may be carried forward and offset against taxable income in the future for an indefinite period.

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- INCOME TAXES (Cont.)

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2023	2024

Reserves and allowances	$28	$35
R&D expenses	1,363	1,537
Intangible assets	4	-
Stock-based compensation	140	254
Lease liability	1,041	954
Loss carryforward	4,372	5,470

Deferred tax assets before valuation allowance	6,948	8,250
Less - valuation allowance	(5,837)	(7,135)

Property and equipment	-	(96)
ROU Asset	(1,111)	(1,019)

Deferred tax liabilities	(1,111)	(1,115)

Net deferred taxes	$-	$-

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

In 2023 and 2024 the main reconciling item for the Company’s tax rate is tax loss carryforwards and temporary differences, for which a full valuation allowance was provided.

f.	Tax assessment:

The Company has tax assessments through 2019 that are considered to be final.

NOTE 15:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Year ended December 31,
	2022	2023	2024
Numerator:

Net loss	$(33,762)	$(29,157)	$(31,750)

Denominator:

Weighted-average shares used in computing net loss per share, basic and diluted	63,534,875	69,377,922	69,927,566

Net loss per share, basic and diluted	$(0.53)	$(0.42)	$(0.45)

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

The following securities were not included in the computation of diluted net loss per share, because to do so would have been anti-dilutive:

	Year ended December 31,
	2022	2023	2024

Outstanding share options	8,237,794	10,520,774	14,449,650
Unvested RSUs	924,867	813,268	857,899
Warrants	18,071,521	18,061,537	15,747,561

	27,234,182	29,395,579	31,055,110

NOTE 16:- REPORTING SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates as a single operating segment, with its Chief Executive Officer acting as the Chief Operating Decision Maker (CODM). The CODM regularly reviews the financial information on a consolidated basis and evaluates the segment’s performance based on its operating loss, as reported in the consolidated statements of comprehensive loss. This financial metric is used to assess overall business performance and support resource allocation decisions.

The following table presents information about the significant expenses regularly provided to the Company’s CODM and included in the reported measure of segment loss for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024

Significant and other segment expenses:
Salaries and related benefits, including SBC, net	$17,843	$19,178	$21,865
Clinical trials, subcontractors and materials, net	5,536	7,784	6,198
Professional, legal and marketing expenses	5,935	4,412	3,149
Other segment items [1]	2,822	4,306	4,830
Financial expenses (income), net	1,606	(6,539)	(4,298)
Tax on income	20	16	6

Segment net loss	$33,762	$29,157	$31,750

[1]	Other segment items included in segment net loss primarily includes rent and related, depreciation and travel expenses.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTING SEGMENT AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2023	2024

Domestic (Israel)	$17,646	$16,357
United States	3,029	4,756
Japan	486	430

Total property and equipment, net and right-of-use assets	$21,161	$21,543

Property and equipment, net is attributed to the geographic location in which it is located.

NOTE 17:- RELATED PARTIES

Transactions with related parties include employment agreements with relatives of certain directors or officers, each duly approved by the Board of Directors or its Audit Committee, as follows:

	Year ended December 31,
	2022	2023	2024

Research and development, net	$265	$982	$990

Balances with the related parties were as follows:

	As of December 31,
	2023	2024

Employees and payroll accruals	$114	$112