Form 20-F
period 2025-12-31
Alpha Tau Medical Ltd.
filed 2026-03-09
CIK 1871321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the registrant had outstanding 88,009,737 ordinary shares, no par value.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024, and references to fiscal 2025 and 2025 are references to the fiscal year ended December 31, 2025.

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

Important factors that could cause such differences include, but are not limited to:

●	We have incurred significant losses since inception and have not generated any revenue to date. We expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;

●	We may need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of the Alpha DaRT® technology or other product discovery and development programs or commercialization efforts;

●	The nature of our business may make it difficult for you to evaluate the success of our business to date and to assess its future viability;

●	Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;

●	The commercial success of our Alpha DaRT technology, if further authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;

●	The market opportunities for our Alpha DaRT technology may be smaller than we anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

●	We do not currently engage in commercial marketing activities or sales efforts and have no experience in marketing our products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved or certified for commercial sale, we may not be able to generate product revenue;

●	We currently conduct, and in the future intend to continue to conduct, preclinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials;

●	Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business;

●	If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates we develop, we will be unable to market and sell such product candidates outside of the United States;

●	If in the future our Alpha DaRT technology is further approved or certified for commercial sale, but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue;

●	We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;

●	If we are unable to obtain and maintain patent or other intellectual property protection for our Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected;

●	We are incurring increased costs as a result of operating as a public company, and our management will devote substantial time to compliance initiatives; and

●	Conditions in Israel could materially and adversely affect our business.

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

We have incurred significant net losses in each period since we commenced activity in 2016. Our net losses were $31,750 and $42,627 for the years ended December 31, 2024 and December 31, 2025, respectively. As of December 31, 2025, we had an accumulated deficit of $190,136. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:

●	continue our research and development efforts and submit applications seeking marketing authorizations in the United States or authorizations or certifications outside the United States for our Alpha DaRT technology;

●	conduct and expand the scope of our preclinical studies and clinical trials for our Alpha DaRT technology;

●	continue to develop manufacturing facilities for our Alpha DaRT technology;

●	seek to identify additional potential indications for our Alpha DaRT technology;

●	acquire or in-license other products or product candidates or technologies;

●	add operational, financial and management information systems and personnel, including personnel to help us comply with our obligations as a public company;

●	hire and retain additional personnel, such as clinical, quality control, scientific, commercial and administrative personnel, including personnel to support the development and potential commercialization of our Alpha DaRT technology;

●	seek further marketing authorizations or certifications for our Alpha DaRT technology or any other product candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize our Alpha DaRT technology or other products or product candidates for which we may obtain marketing authorization in the United States or similar authorization or certification in other target jurisdictions, if any;

●	expand, maintain and protect our intellectual property portfolio; and

●	continue to operate as a public company.

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

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain marketing authorization in the United States and similar authorization or certification in other target jurisdictions, and then successfully commercialize, our Alpha DaRT technology for at least one indication. Our Alpha DaRT technology is currently in clinical trials for a number of forms of cancer, including skin, oral, pancreatic, prostate, lung, liver and brain cancers, and preclinical or pending clinical studies for rectal and other cancers, which will require additional preclinical or clinical studies, clinical development and regulatory review and authorization or certification, substantial investment, access to sufficient commercial manufacturing capacity and significant commercialization and marketing efforts before we can generate any revenue from product sales.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical and preclinical development of our Alpha DaRT technology. We may need to raise additional capital to complete our currently ongoing planned clinical trials and any future clinical trials. Other unanticipated costs may arise in the course of our development efforts. If we are able to gain marketing authorization or certification for our Alpha DaRT technology or other future products or product candidates that we develop, we may require significant additional amounts of funding in order to launch and commercialize our Alpha DaRT technology or products or product candidates. We cannot reasonably estimate the actual amounts necessary to successfully complete the development of and commercialize our Alpha DaRT technology across the various cancer types we are exploring, and we may need substantial additional funding to complete the development and commercialization of our Alpha DaRT technology.

Our future need for additional funding depends on many factors, including:

●	the scope, progress, results and costs of researching and developing our Alpha DaRT technology, as well as other additional products or product candidates we may develop and pursue in the future;

●	the timing of, and the costs involved in, obtaining marketing authorizations or certifications for our Alpha DaRT technology and any other additional products or product candidates we may develop and pursue in the future;

●	subject to receipt of further marketing authorizations or certifications, the costs of commercialization activities for our Alpha DaRT technology or future products or product candidates, to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing and distribution;

●	the timing of and costs involved in expanding our manufacturing capabilities as we roll out our Alpha DaRT technology, and any other additional products or product candidates which we may develop, in order to establish necessary infrastructure;

●	subject in part to receipt of further marketing authorization or certification, revenue, if any, received from commercial sales of our Alpha DaRT technology or any other additional products or product candidates we may develop and pursue in the future;

●	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

●	our ability to establish collaboration arrangements for the development of our Alpha DaRT technology or other future products or product candidates on favorable terms, if at all;

●	our headcount growth and associated costs as we expand our research and development and manufacturing and establish a commercial infrastructure;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims; and

●	the costs of operating as a public company.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, reduce or terminate the development of our Alpha DaRT technology or plans for commercialization.

On April 24, 2025, we entered into a share purchase agreement (the “Oramed Purchase Agreement”) with Oramed Ltd. (“Oramed”) for the sale by us of 14,110,121 of our ordinary shares, in a registered direct offering (the “Offering”), at a purchase price of $2.612 per share. The closing of the Offering occurred on April 28, 2025. We received net proceeds of approximately $36.7 million from the Offering, after deducting the estimated offering expenses payable by us.

We believe that our existing cash and cash equivalents will enable us to fund its operating expenses and capital expenditure requirements for at least the next two years. Our estimates may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

The nature of our business may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage, medical device, oncology therapeutics company. We commenced operations in 2016, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting research activities, filing patent applications, developing our Alpha DaRT technology, identifying target indications, initiating and conducting our clinical trials, undertaking preclinical studies and establishing manufacturing infrastructure and capacity to produce our Alpha DaRT technology. We have not yet demonstrated our ability to successfully complete a pivotal trial in the United States, obtain marketing authorizations (other than in Israel and Japan) or similar authorizations or certifications in other foreign jurisdictions, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a pre-revenue business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting substantial commercial activities. We may not be successful in such a transition.

We may be exposed to financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. Our reporting currency and the functional currency of our operating companies is the U.S. Dollar. To date, we have been primarily funded through issuances of equity that have been denominated in U.S. Dollar. However, a meaningful portion of our expenditures are paid in New Israeli Shekel, particularly with respect to our employees, and we are therefore subject to foreign currency fluctuations that may, from time to time, impact our financial position and results of operations.

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

Our future success depends on the successful development of our Alpha DaRT technology, which is designed to treat solid tumors through alpha irradiation by intratumoral insertion of radium-224 impregnated sources, representing what we believe to be a novel approach to local radiotherapy. Alpha-emitting isotope oncology therapy is relatively new, and only one alpha-emitting isotope therapy has been approved in the United States or the European Union, or EU, and only a limited number of clinical trials of products based on alpha-emitting isotope therapies have commenced. In addition, the majority of the clinical trials evaluating alpha-emitting isotope oncology therapy have focused on systemic delivery of drugs like radiopharmaceuticals (including Xofigo or certain antibody-radionuclide conjugates), while our Alpha DaRT technology is designed to be a local therapy. As such, it is difficult to accurately predict the developmental challenges we may incur for our Alpha DaRT technology as it proceeds through preclinical studies and clinical trials. In addition, beyond the limited universe of patients treated with Xofigo, the sole alpha-emitting isotope oncology therapy approved in the United States or the EU, as well as other uses of alpha-emitting isotope therapy outside of oncology, such as in the use in treating ankylosing spondylitis, assessments of the long-term safety of targeted alpha-emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with our Alpha DaRT technology or any future products or product candidates we develop that we cannot predict at this time. It is difficult for us to predict the time and cost of the regulatory development of our Alpha DaRT technology, and we cannot predict whether the application of our technology, or any similar or competitive technologies, will result in the identification, development, and marketing authorization or certification of any products. There can be no assurance that any development problems we experience in the future related to our technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved at all. Any of these factors may prevent us from completing our preclinical studies and clinical trials that we may initiate or from commercializing any product candidates we may develop on a timely or profitable basis, if at all. In addition, the success of our Alpha DaRT technology will depend on several factors, including the following:

●	establishing manufacturing capabilities and infrastructure to produce and distribute adequate supply of Alpha DaRT sources in compliance with applicable regulations governing the transport of radiological materials;

●	generating meaningful clinical data to support widespread clinical adoption and reimbursement for the Alpha DaRT technology;

●	educating medical personnel regarding the potential benefits and correct use of our Alpha DaRT technology;

●	ensuring appropriate methods of handling and logistics of our products and appropriate capabilities at clinical use points;

●	facilitating patient access to the facilities able to administer our Alpha DaRT technology, if authorized for sale or certified;

●	establishing sales and marketing capabilities upon obtaining any marketing authorization in the United States and similar authorization or certification in other target jurisdictions to gain market acceptance of a novel therapy; and

●	sourcing clinical and, where successfully authorized or certified for commercial sale, commercial supplies for the materials used to manufacture our Alpha DaRT technology, and especially our Alpha DaRT sources.

The commercial success of our Alpha DaRT technology, where authorized or certified for commercial sale, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community.

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

If we are unable to establish internal sales and marketing capabilities to our satisfaction, we will pursue collaborative arrangements regarding the sales and marketing of our products, if licensed, as we have done in Japan, Canada and Israel, and are currently examining such potential arrangements in certain Asian markets. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our Alpha DaRT technology ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our Alpha DaRT technology.

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

We have conducted or are currently conducting clinical trials in Israel, Canada, the United States, United Kingdom, Japan and Europe and may in the future choose to conduct additional clinical trials, including in Asia, Australia, elsewhere in Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. For example, in cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing authorization in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless such clinical trials were conducted in accordance with good clinical practices, or GCP, and (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory bodies have similar requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority or notified bodies will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority or other bodies does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our Alpha DaRT not receiving approval, clearance or certification for commercialization in the applicable jurisdiction.

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

In the United States, before we can market a new medical device, or a new use of, or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval application, or PMA, or grant of a de novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device. To. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

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

To date, we have not obtained authorization from the FDA to market any product candidate in the United States, and we are currently pursuing PMA approval for our Alpha DaRT technology, which may limit our ability to implement product changes following any potential approval. For example, any modifications to a PMA-approved device that could affect its safety or effectiveness, including design and manufacturing changes, or that would constitute a change in its intended use, manufacture, design, components, or technology, requires approval of a new PMA or PMA supplement. However, certain changes to a PMA-approved device would not require submission and approval of a new PMA or PMA supplement and may only require notice to FDA in a PMA 30-Day Notice, Special PMA Supplement-Changes Being Effected or PMA Annual Report. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with any decisions regarding whether new approvals are necessary. If the FDA disagrees with our determination and requires us to seek PMA approvals for modifications to any previously approved products for which we have concluded that new approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain approval for the modification, and we may be subject to significant regulatory fines or penalties. Furthermore, approved products could be subject to recall if the FDA determines, for any reason, that such products are not safe or effective or that appropriate regulatory submissions were not made. We may not be able to obtain marketing authorizations for redesigned products in a timely manner, or at all. Delays in receipt or failure to receive approvals for device modifications could reduce our sales, profitability and future growth prospects.

The FDA, applicable foreign regulatory entity or notified body can delay, limit or deny marketing authorization or certification of a device for many reasons, including:

●	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe and effective for their intended uses;

●	the disagreement of the FDA, foreign regulatory authorities or notified body with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;

●	serious and unexpected adverse device effects experienced by participants in our clinical trials;

●	the data from our preclinical studies and clinical trials may be insufficient to support clearance, de novo classification, approval or certification, where required;

●	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

●	the manufacturing process or facilities we use may not meet applicable requirements; and

●	the potential for marketing authorization or certification policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for marketing authorization or certification.

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

From January 1, 2021 onwards, the Medicines and Healthcare products Regulatory Agency, or MHRA became the sovereign regulatory authority responsible for the Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended), or UK Medical Devices Regulations, that broadly continues to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transition period on January 1, 2021, all medical devices are required to be registered with the MHRA before being placed on the Great Britain market. The MHRA will only register devices where the manufacturer or their United Kingdom, or UK, Responsible Person has a registered place of business in the UK. Manufacturers based outside the UK must appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA.

Furthermore, on June 16, 2025, an amendment to the UK Medical Devices Regulations came into force intended to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. In addition, the MHRA launched a consultation between November 14, 2024 and January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain. On July 22, 2025, the MHRA published a response to the consultation confirming that it will incorporate the results of this consultation into new UK legislation on pre-market requirements for medical devices in Great Britain. A draft of the new legislation is expected this year. Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, class I (non-sterile, non-measuring or non-re-useable) medical devices need to be “UKCA” self-certified, and other medical devices need to be “UKCA” certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the Great Britain market until June 30, 2030. The MHRA has confirmed that it intends to launch a consultation regarding the indefinite recognition of such medical devices in Great Britain. Medical devices also need to bear a physical United Kingdom Conformity Assessment, or UKCA, mark in order to be lawfully placed on the Great Britain market. However, the MHRA has confirmed in its response to the consultation on pre-market requirements for medical devices in Great Britain that it intends to remove the requirement for a medical device and its labelling (i.e. packaging and instructions for use) in Great Britain to bear a physical UKCA mark. Instead of requiring a medical device and its labelling to bear a UKCA mark, manufacturers would be required to assign a unique design identification, or UDI, to medical devices and register the UDI in a publicly accessible database before they are placed on the Great Britain market. If our devices were approved for marketing in the UK and this change would be implemented, we would no longer be required to affix the physical UKCA mark to our devices, but we might need to assign and affix a UDI and register the UDI in a publicly accessible database. Understanding and ensuring compliance with any new requirements is likely to lead to further complexity and increased costs to our business. If there is insufficient UK approved body capacity, there is a risk that our product certification could be delayed which might impact our ability to market products in Great Britain.

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

The initiation and completion of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

●	we may be required to submit an IDE application to the FDA, which must be approved prior to commencing or amending certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials; similar requirements may apply in foreign jurisdictions;

●	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

●	regulators and/or IRBs, or other bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

●	we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	clinical trials may produce negative or inconclusive results, and we may decide, or regulators or notified bodies may require us, to conduct additional clinical trials or abandon product development programs;

●	the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	we might have to suspend or terminate clinical trials for various reasons, including occurrence of adverse events or other findings that the subjects in our clinical trials are being exposed to unacceptable health risks;

●	we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB, or to other bodies and/or regulatory authorities for re-examination and approval;

●	regulators, IRBs, other bodies or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

●	the cost of clinical trials may be greater than we anticipate;

●	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

●	we may be unable to recruit a sufficient number of clinical trial sites;

●	regulators, IRBs, or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

●	marketing authorization or certification policies or regulations of FDA or applicable foreign regulatory authorities may change in a manner rendering our clinical data insufficient for marketing authorization or certification; and

●	our current or future products may have undesirable side effects or other unexpected characteristics.

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

From time to time, we may publicly disclose preliminary or topline data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, in January 2025, we announced positive interim results from our pancreatic cancer trials and our pembrolizumab combination trial in patients with HNSCC. However, there can be no assurance that the final topline data from any of those trials will be consistent with such results or otherwise viewed as positive. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete, including data from of our clinical trials, are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their diseases. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

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

Positive results from our preclinical studies of our current or future product candidates, and any positive results we may obtain from our early clinical trials of our current or future product candidates, including ongoing clinical trials of pancreatic cancer and our pembrolizumab combination trial in patients with HNSCC, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or clinical trials of our current or future product candidates according to our current development timeline, the positive results from such preclinical studies and/or clinical trials of our current or future product candidates, including Alpha DaRT, may not be replicated in subsequent preclinical studies or clinical trials. In particular, while we have conducted certain preclinical studies and clinical trials of Alpha DaRT, we do not know whether it will perform in our planned or ongoing clinical trials as it has performed in these prior preclinical studies and clinical trials. There is no guarantee these preclinical and clinical results will be replicated in clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or comparable foreign regulatory authority. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our current or future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

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

In addition, the FDA may change its marketing authorization policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of any product candidate under development or impact our ability to modify any products authorized for market on a timely basis. Such changes may also occur in foreign jurisdictions where we intend to market our products. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain marketing authorizations or certifications, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we have obtained. For more information, see “Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain marketing authorizations or certifications for any product candidate or to manufacture, market or distribute any product candidates after such authorizations or certifications have been obtained.”

Any product candidates we develop must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s cGMPs for medical devices, known as the Quality Management System Regulation, or QMSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we will be required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QMSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our product candidates are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

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

Any marketing authorization or certification we may receive for a product candidate will be limited to specified indications for use. We plan to train our sales and marketing personnel, as well as any direct sales force which may be hired in the future, to not promote our devices for uses outside of the FDA (or foreign regulatory authorities)-authorized or -certified indications for use, known as “off-label uses.” We typically cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label, which could harm our reputation in the marketplace among physicians and patients.

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

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of our future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. For example, on February 2, 2026, the FDA’s final rule implementing the FDA’s QMSR became effective. The QMSR, which replaced the FDA’s former Quality System Regulation, or QSR, sets forth the FDA’s cGMP requirements for medical devices, and among other things, incorporates by reference certain elements of the quality management system requirements of ISO 13485:2016. Although the FDA has stated that the standards contained in ISO 13485:2016 are substantially similar to those set forth in the QSR, and although our quality management system is designed to comply with ISO 13485:2016, the FDA has indicated that ISO 13485:2016 certification alone will not ensure compliance under the QMSR, nor will ISO certification exempt manufacturers from FDA inspection. The QMSR also includes certain compliance obligations, such as those relating to unique device identification, product traceability, and maintenance of complaint and service records, that align more closely with the FDA’s existing medical device requirements than with ISO standards. Accordingly, it remains unclear the extent to which the QMSR may impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise negatively affect our business.

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

In addition, the EU regulatory landscape concerning medical devices evolved, and continues to undergo legislative changes. On May 26, 2021, the EU Medical Devices Regulation (Regulation 2017/745) became applicable, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive (See “-Regulation of Medical Devices in the European Union”). While these requirements are in active implementation, they may change as the European Commission adopts additional implementing acts and considers targeted revisions to related medical device rules. On December 16, 2025, the European Commission published a targeted revision proposal of the EU Medical Devices Regulation to address structural issues, certification delays, and burdens on small and medium-sized enterprises. The proposal will enter the ordinary legislative procedure and is not expected to be adopted before 2027. All these modifications may have an effect on the way we conduct our business in the EU and the EEA. For example, as a result of the transition towards the new regime and pending targeted proposals, notified body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices but does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria need to be reviewed. Depending on which countries products will be ultimately sold in, manufacturers may seek alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market differ from those in Great Britain. On June 16, 2025, an amendment to the UK Medical Devices Regulations came into force to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. In addition, the MHRA launched a consultation from November 14, 2024 to January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain. On July 22, 2025 the MHRA published a response to the consultation confirming that it will incorporate the results of consultation into new UK legislation on pre-market requirements for medical devices in Great Britain. A draft of the new legislation is expected the year. These modifications may have an effect on the way we intend to conduct our business in these countries.

Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other agencies or notified bodies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new medical device products from being developed, authorized, certified or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA, foreign regulatory authorities and notified bodies to review and authorize or certify the sale of new products can be affected by a variety of factors, including government budget and funding levels; its ability to hire and retain key personnel and accept the payment of user fees; statutory, regulatory, and policy changes; and other events that may otherwise affect the FDA’s, foreign regulatory authorities’ and notified bodies’ ability to perform routine functions. Average review times at the FDA, foreign regulatory authorities and notified bodies have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, other agencies and foreign bodies may also slow the time necessary for new devices to be reviewed and/or authorized or certified for marketing by necessary government agencies or foreign bodies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, which have led to substantial personnel changes, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities. If a prolonged government shutdown occurs, or if funding shortages, staffing limitations or similar factors hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, such events could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

In the United States, third-party payors decide which cancer treatment products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Alpha DaRT device, the Alpha DaRT sources or the procedures using the system, assuming we are able to fully develop and obtain all marketing authorizations to market it in the United States or similar certifications in other geographies. To date, we have not had any substantive discussions with any U.S. third-party payors, including any regulatory agencies administering any government funded healthcare programs, regarding the coding, coverage or reimbursement for treatment using the Alpha DaRT, which may vary depending on the specific application or indication of our technology. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our products, patients and healthcare providers may choose not to use them, which would adversely impact our future revenues.

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

By way of example, in the United States, the Affordable Care Act, or ACA, made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may affect our business, the ACA:

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

More recently, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

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

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the State of Israel has implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981 (PPL), as amended by Amendment 13, which was passed into law by the Parliament of Israel (Knesset) into law on August 8, 2024, and became effective on August 14, 2025. Amendment 13, inter alia, expands the enforcement powers of Israel’s Privacy Protection Authority, setting financial sanctions for violating the provisions of the PPL and its regulations, updating offenses in relation to databases, and substantive definitions in the PPL, as well as significantly reducing the obligation to register databases. Further, in the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a “covered entity” or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements or exclusions for disclosure of individually identifiable health information. In addition, we may in the future maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

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

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, or collectively, the CCPA, requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may also be required. Similar laws have been passed in other states, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by Israeli data protection laws, HIPAA, the CCPA or other domestic or foreign privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. For example, in Europe, we may be subject to the European Union General Data Protection Regulation (“EU GDPR”) and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”).The GDPR imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA, and the United Kingdom, or UK or in the context of our activities within the EEA and the UK. Companies that must comply with the GDPR face increased compliance obligations and risk, robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million / £17.5 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union, or the CJEU, states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we conduct our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Failure or perceived failure to comply with the GDPR , and other countries’ privacy or data security-related laws, rules or regulations could result in significant regulatory penalties and fines, affect our compliance with contracts entered into with our partners, collaborators and other third-party payors, and could have an adverse effect on our reputation, business and financial condition.

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

Furthermore, if we are required to change the manufacturer of a critical component of our product candidates, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our implant systems in a timely manner. We generally do not carry inventory for components for more than a few months at any given time. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our product candidates or could require that we modify their design. If the change in manufacturer results in a significant change to any product after its authorization or certification for marketing, a new marketing authorization from the FDA or similar international regulatory authorization or certification may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely manner or cost-effectively.

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

If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities or other bodies may require us to perform additional clinical trials before approving our marketing applications or certifications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our product candidates must be produced in accordance with cGMP requirements known as the QMSR, or similar foreign requirements. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization or certification process. Moreover, our business may be implicated if any of these third parties violates federal, state or foreign fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

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

Our research and development activities involve the controlled use of potentially hazardous substances, including radiological materials, by us or third parties, such as CROs and CMOs. Our use of radioactive materials is regulated by the United States Nuclear Regulatory Commission and specified agencies of certain states, as well as the Israeli Ministry for Environmental Protection, and similar agencies in other countries, for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. We are also subject to international laws and regulations that apply to manufacturers of radiation-emitting devices and products utilizing radioactive materials. These are often comparable to, if not more stringent than, the equivalent regulations in the United States. The use of Thorium-228 in our manufacturing processes, and Radium-224 in our Alpha DaRT technology, involves the inherent risk of exposure from alpha and beta particle and gamma ray emissions to the patient receiving the sources implanted, the clinicians administering the Alpha DaRT technology, our employees and others who may handle our products, which can alter or harm healthy cells in the body. Additionally, as we continue to develop our Alpha DaRT technology we may experiment with increased amounts of radiation in an attempt to increase the potential efficacy of our technology, which could heighten the potential risk of radiation exposure. We and such third parties are subject to the Israeli and U.S. federal, state, provincial and local laws and regulations, and other foreign agencies governing the use, manufacture, storage, handling, and disposal of radiological, medical and hazardous materials. Although we believe that our and such third-parties’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from radiological, medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or Israeli and U.S. local, city, state, provincial or federal authorities, and other foreign agencies may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition, or results of operations. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use; however, future claims may exceed the amount of our coverage. Also, we do not have insurance coverage for pollution cleanup and removal. Currently the costs of complying with such Israeli and U.S. federal, state, provincial, local and other foreign environmental regulations are not significant, and consist primarily of waste disposal expenses. However, they could become expensive, and current or future environmental laws or regulations may impair our research, development, production and commercialization efforts.

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

We may encounter delays or other complications in the operation of our manufacturing facility in Hudson, NH, or other facilities undertaken in the future, which may negatively impact our projected production capacity

The first phase of our construction of a new manufacturing facility in Hudson, NH has been completed and we have secured a radioactive material license from the State of New Hampshire Bureau of Public health Protection, Radiological Health Section. There may be circumstances, including those beyond our control, which may cause delays in completing the equipping and validation of our first phase, or the completion of the subsequent phases, or which may otherwise result in delayed or reduced production capacity relative to our projections. We may encounter other complications in connection with constructing and/or with operating the facility, including with respect to securing necessary additional permits in a timely fashion, and we may have difficulty identifying and retaining appropriate personnel to staff the facility to generate our anticipated output. Further, ultimate production capacity will depend on a number of factors, some of which may be outside of our control.

We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale.

Thorium-228 is a key component of our Alpha DaRT technology, as it naturally decays into Radium-224 that is collected onto the sources which comprise an integral part of our Alpha DaRT technology. We acquire Thorium-228 from the Oak Ridge National Laboratory of the United States Department of Energy. We are also aware of or have spoken with other potential suppliers of Thorium-228, such that we anticipate steady supply of thorium for the production of the Alpha DaRT given sufficient lead time, although we note the increased demand for Thorium-228 and its daughter atoms in light of the increasing interest in exploring the use of Lead-212 in systemic radiopharmaceuticals. We will continually evaluate Thorium-228 manufacturers and suppliers and pursue redundant suppliers. There can be no guarantee that we will be able to secure another Thorium-228 supplier or obtain on terms that are acceptable to us.

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

To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business. We may in the future also license or purchase patents and patent applications owned or controlled by others. As of December 31, 2025 our patent portfolio included 140 issued patents, 5 PCT applications pending and 240 pending patent applications, including 17 allowed patent applications, in the United States, Europe, Canada, Japan, Australia, China, South Korea, Russia, Mexico, India, Hong Kong, Singapore, South Africa and the African Regional Intellectual Property Organization, or the ARIPO. Some of our earlier filed patents have expired or are expected to expire between 2026 and 2029, subject to patent term extensions and adjustments that may be available in certain jurisdictions. When key patents covering our core technology expire, competitors and other third parties may be able to make competing products and encroach on our market share.

It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we are unable to secure or maintain patent protection with respect to our Alpha DaRT technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed. Our pending and future patent applications may not result in patents being issued or that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Further, some of our pending patent applications may be allowed in the future, but we cannot be certain that an allowed patent application will become an issued patent. There may be events that cause withdrawal of the allowance of a patent application. For example, after a patent application has been allowed, but prior to being issued, material that could be relevant to patentability may be identified. In such circumstances, the applicant may pull the application from allowance in order for the USPTO to review the application in view of the new material. We cannot be certain that the USPTO will issue the application in view of the new material. We anticipate additional patent applications will be filed both in the United States and in other countries, as appropriate. However, we cannot predict: (i) if additional patent applications covering new technologies related to our product candidates will be filed; (ii) if and when patents will issue; (iii) the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents; (iv) whether any of our intellectual property will provide any competitive advantage; (v) whether any of our patents that may be issued may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise provide any competitive advantage; (vi) whether others will obtain patents claiming inventions similar to those covered by our patents and patent applications; or (vii) whether we will need to initiate or defend litigation or administrative proceedings which may be costly regardless of whether we win or lose. The patent prosecution process is complex, expensive, time-consuming and inconsistent across jurisdictions. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is possible that we will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. If we delay filing a patent application, and a competitor files a patent application on the same or a similar invention before we do, our ability to secure patent rights may be limited. We may not be able to patent the invention at all. Even if we can patent the invention, we may be able to patent only a limited scope of the invention, and the limited scope may be inadequate to protect our products, or to block competitor products that are similar or adjacent to ours. Many of our patent filings have been published. A competitor may review our published patents and arrive at the same or similar technology advances for our products as we developed. If the competitor files a patent application on such an advance before we do, then we may no longer be able to protect that aspect of our products and we may require a license from the competitor. If the license is not available on commercially-viable terms, then we may not be able to launch our product.

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

We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

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

Our commercial success depends in part on our ability to avoid infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving the infringement of patents and other intellectual property rights in the biotechnology and pharmaceutical industries. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights and who allege that our product candidates, uses and/or other proprietary technologies infringe their intellectual property rights. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology, pharmaceutical and medical device industries expand and more patents are issued, the risk that our product candidates may give rise to claims of infringement of the patent rights of others increases. Moreover, it is not always clear to industry participants, including us, which patents exist which may be found to cover various types of products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications currently pending in our fields, there may be a risk that third parties may allege they have patent rights which are infringed by our product candidates, technologies or methods.

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

Presently we own various patents and patent applications related to our Alpha DaRT technology and, other than our collaboration agreement with MIM Software Inc. (“MIM”) with respect to MIM’s own software offerings, we are not a party to any license agreements with third parties that enable us to utilize third-party technology. Because our Alpha DaRT technology, including the use in connection with other therapies, may require the use of proprietary rights held by third parties in the future, the growth of our business will likely depend in part on our ability to acquire, in-license or use such third-party proprietary rights.

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

Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies that we have licensed. In that event, we may be required to expend significant time and resources to develop or license replacement technologies. Moreover, we may need to rely on our future licensors to obtain, maintain and enforce patent rights for the licensed intellectual property; however, they may not successfully prosecute, maintain or enforce such licensed intellectual property. We may have limited control over the manner in which our future licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the future licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves. Further, our future licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It would be difficult to monitor whether our future licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse. Also, the United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. We sometimes collaborate with academic institutions to accelerate our preclinical research or development. While it is generally our policy to avoid engaging our university partners in development projects in which there is a risk that federal funds may be commingled, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

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

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Certain of our key patent families have been filed in the United States; however, we may have less robust intellectual property rights outside the United States, and, in particular, we may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many of our patent families remain at various stages of application in multiple global territories which have not yet been granted. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines. We may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology. For example, certain jurisdictions do not allow for patent protection with respect to method of treatment.

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

We have received confidential and proprietary information from third parties. In addition, as is common in the biotechnology, medical device and pharmaceutical industries, we employ individuals and engage the services of consultants who were previously employed or engaged at other biotechnology, medical device or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers or our consultants’ or contractors’ current or former clients or customers. In addition, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we are not successful, in addition to paying monetary damages, we could lose access or exclusive access to valuable intellectual property rights or lose valuable personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, financial condition and results of operations.

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

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options or restricted share units, or RSUs, that vest over time. The value to employees of stock options or RSUs that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that, except with regards to compliance with relevant notice periods contained therein, any of our employees could leave our employment at any time. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

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

Despite the implementation of security measures, our information technology systems and those of our current and any future trial sites, CROs and other contractors, consultants and collaborators are vulnerable to damage from cyberattacks, “phishing” attacks and other social engineering schemes, hacking, computer viruses and malware (e.g. ransomware), misconfigurations, “bugs” or other vulnerabilities, malicious code, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures, employee theft or misuse, human error, fraud, denial or degradation of service attacks, and sophisticated nation-state and nation-state-supported actors, or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques and tools (including artificial intelligence) that are used to obtain unauthorized access to, or to sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Additionally, any integration of artificial intelligence in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and certain of our service providers may be from time to time subject to cyberattacks and security incidents that threaten the confidentiality, integrity and availability of our information technology systems and Confidential Information. Unauthorized access to, or security breaches of, our systems and databases could result in unauthorized access to data and information and loss, compromise or corruption of such data and information. Present and future trial sites, CROs, contractors and consultants also could experience breaches of security leading to the exposure of confidential and sensitive information.

We have incurred and expect to incur significant expenses to prevent or mitigate the effects of security breaches, including costs related to deploying additional personnel and protection technologies, training employees, engaging third-party solution providers and consultants, and obtaining cyber insurance. Although we expend significant resources to create security protections that shield our data against potential theft and security breaches, such measures cannot provide absolute security. Moreover, given that we have outsourced our information systems to vendors and rely on cloud-based information systems, third-party vendors may or could have access to our Confidential Information and we may face related security risks which require us to expend resources to protect our technology and information systems. If we or our third-party vendors were to experience a significant cybersecurity breach of our or their information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. In addition, our remediation efforts may not be successful. Additionally, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. There can also be no assurance that our and our third-party service providers’, strategic partners’, contractors’, consultants’, CROs’ and collaborators’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and Confidential Information.

While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our efforts to obtain marketing authorization or certification and significantly increase our costs to recover or reproduce the data. In addition, such a breach may require notification to governmental agencies, supervisory bodies, the media or individuals pursuant to applicable data privacy and security law and regulations. We would also be exposed to a risk of loss, including financial assets or litigation (including class actions) and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

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

International sales and operations are subject to a variety of risks, including:

●	foreign currency exchange rate fluctuations;

●	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

●	burdens and costs of compliance with a variety of foreign laws;

●	foreign tax laws and potential increased costs associated with overlapping tax structures;

●	greater difficulty in staffing and managing foreign operations;

●	greater risk of uncollectible accounts;

●	longer collection cycles;

●	logistical and communications challenges;

●	changes in labor conditions;

●	political and economic instability, including, without limitation, due to natural disasters or other catastrophic events, such as the recent war between Israel and Hamas, the conflict between Russia and Ukraine and world sanctions on Russia, Belarus, and related parties, terrorist attacks, pandemic diseases, hurricanes, fire, floods, pollution and earthquakes;

●	greater difficulty in protecting intellectual property;

●	the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by Our Products; and

●	general economic and political conditions in these foreign markets.

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

The use of social media platforms presents new risks and challenges.

Social media is being used to communicate about our clinical development programs for our Alpha DaRT technology and the diseases our technology is being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following marketing authorization or certification of our Alpha DaRT technology or other future products or product candidates, if any. Social media practices in the medical device, biotechnology and biopharmaceutical industries continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in a future blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our Alpha DaRT technology or other future products or product candidates. There is also a risk of inappropriate disclosure of sensitive or material non-public information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, our Alpha DaRT technology or other future products or product candidates. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

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

An active market for our securities may not exist to provide adequate liquidity.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See the section titled “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Israeli Tax Considerations and Government Programs” for additional information.

The market price and trading volume of our ordinary shares has been in the past and may be in the future volatile and could decline significantly.

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

The trading market for the ordinary shares is influenced by the research and reports that industry or financial analysts publish about its business. We do not control these analysts, or the content and opinions included in their reports. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding it, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. We qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our next determination will be made on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

In addition, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. The concept release outlines several potential approaches to revising the foreign private issuer definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation.

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

As of March 1, 2026, we had warrants outstanding to purchase up to an aggregate of 18,984,561 ordinary shares, as well as outstanding ESOP grants to our employees, directors and service providers, of options to purchase a total of 15,985,500 ordinary shares and 597,700 RSUs. Further, we may choose to seek third-party financing to provide additional working capital for our business, in which event we may issue additional equity securities. For example on April 24, 2025, we entered into the Oramed Purchase Agreement with Oramed for the sale by us of 14,110,121 Shares, in a registered direct offering, at a purchase price of $2.612 per share. The closing of the Offering occurred on April 28, 2025. We received net proceeds of approximately $36.7 million from the Offering, after deducting the estimated offering expenses payable by us. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason.

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were a PFIC in 2025. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may continue to be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a position contrary to the position taken by us or that a court will not sustain such a challenge by the IRS.

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

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel and regional instability may adversely affect our operations.

We are incorporated under Israeli law, and our principal research and development facilities, as well as certain of our manufacturing facilities and suppliers, are located in Israel. Many of our employees, including our Chief Executive Officer, and other senior members of our management team, operate from our headquarters in Israel, and certain of our directors are residents of Israel. Accordingly, military, political, and economic conditions in Israel may directly affect our business.

Israel has experienced, and may in the future experience, armed conflicts, terrorist activity, civil unrest, and political instability, which could disrupt our operations and supply chain. Such conditions may result in the call-up of our employees for military reserve duty for extended periods, reducing workforce availability. Armed conflict or terrorist activity may cause physical damage to our facilities or to public infrastructure, utilities, and telecommunications networks in Israel, and Israeli companies may face heightened cybersecurity threats during periods of regional tension. These disruptions could lead to increased operating costs, challenges to business continuity, risks to employee safety, and difficulties in delivering products and services in a timely manner. In addition, counterparties to our agreements may assert force majeure claims based on security conditions in Israel, which could affect our ability to meet contractual obligations or enforce the obligations of others.

Regional instability and armed conflict may have broader adverse effects on economic and financial conditions in Israel, including effects on credit markets, currency valuation, inflation, and labor markets. Prolonged conflicts have in the past required significant mobilization of military reservists, including personnel employed in the sector in which we operate, which may affect workforce availability across the industry. Such conditions may also result in credit rating changes for Israel, which could adversely affect access to capital and general business conditions.

Our commercial insurance does not cover losses resulting from war or terrorist attacks. While the Israeli government has in the past provided compensation for certain damages caused by such events, we cannot assure you that such government compensation programs will continue, or if continued, will be sufficient to compensate us fully for any losses incurred. As of the date of this report, the impact of regional security conditions on our results of operations and financial condition has not been material; however, such impact could increase and may become material if conditions deteriorate. Any significant losses or damages incurred by our Israeli operations as a result of armed conflict, terrorist activity, or related instability could have a material adverse effect on our business, financial condition, and results of operations.

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

We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the “Investment Law”. If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income may be subject to Israeli corporate tax rates of 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Israeli Tax Considerations and Government Programs.”

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

The competent courts of Tel Aviv, Israel shall, unless we consent otherwise in writing, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees.

Item 4. Information on the Company.

A.	History and Development of the Company

Our legal name is Alpha Tau Medical Ltd. and our commercial name is Alpha Tau.

We were founded in November 2015 by Uzi Sofer, our Chief Executive Officer and Chairman, along with the inventors of the Alpha DaRT® technology including Professor Itzhak Kelson and Professor Yona Keisari of Tel Aviv University, our late Chief Physics Officer and current Chief Scientific Officer, respectively. Together, they founded Alpha Tau with the goal of bringing this innovative technology out of the laboratory and into patients, in order to bring hope to cancer patients around the world. We are registered with the Israeli Registrar of Companies. Our registration number is 51-534453-9.

The main address of our principal executive offices is 5 Kiryat HaMada St., Jerusalem, Israel 9777605 and our telephone number is +972 (3) 577-4115. Our agent for service of process in the United States is Alpha Tau Medical, Inc., 1 Union Street 3rd Floor, Lawrence, MA 01840.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

In our initial proof of concept of the Alpha DaRT technology, we have evaluated, and continue to evaluate, the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. On the basis of some of our clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT. In June 2021, the U.S. Food and Drug Administration, or FDA, granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. In February 2026, on the basis of a clinical trial completed in Japan as well as data collected elsewhere in the world, we received shonin pre-market approval of Alpha DaRT for use in patients with unresectable locally advanced or locally recurrent head & neck cancer, from Japan’s Ministry of Health, Labour and Welfare, or MHLW. As part of the approval, we must conduct a post-market surveillance (PMS) study enrolling 66 patients in total at five selected leading clinical centers in Japan. To support our U.S. strategy, we are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial imminently and receiving top-line results of the trial later in 2026 for potential submission to the FDA.

We have also evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of solid tumors in internal organs, including the pancreas, brain, lung, prostate, rectum and liver. In January 2025, we announced interim clinical data from multiple clinical trials, including safety and feasibility studies treating patients with pancreatic cancer, a combination study with pembrolizumab in patients with recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC), and other clinical trials. In a pooled interim data from three clinical trials of patients with pancreatic cancer, as of January 8, 2025, 41 patients had been treated with Alpha DaRT and 33 patients had a measured objective response and were examined for survival metrics. All patients were able to receive the Alpha DaRT treatment, and 151 adverse events, or AEs, were reported in total, of which 38 were possibly, probably or definitely associated with Alpha DaRT treatment, of which three were deemed serious adverse events, or SAEs. An analysis of best overall response in patients with a measured response showed an 18% objective response rate and 91% disease control rate, which is defined to include patients with stable disease or an objective response. An analysis using Kaplan-Meier statistics indicated median overall survival, or OS, across the 33 patients of 18.6 months from diagnosis or initiation of the previous round of chemotherapy, or 10.9 months from treatment with Alpha DaRT. In addition, ad-hoc analyses of pancreatic cancer population subgroups suggested meaningful improvement in median OS for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, across all analyzed subgroups, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors. In January 2026, final results from our first-in-human study treating patients with pancreatic cancer, conducted in two sites in Montreal, Canada, were presented at the 2026 ASCO Gastrointestinal Cancers Symposium, demonstrating 22% objective response rate (“ORR”) and 81% disease control rate (“DCR”), across all 32 patients treated in the study, or 23% ORR and 87% DCR when excluding the first two patients, who were deliberately given low dosages in order to examine feasibility and safety only. In addition, investigators showed data from measurements of immune system markers before and after Alpha DaRT treatment, demonstrating immune system preservation not believed to be typical of conventional radiation therapy treatments.

We also announced in January 2025 the approval of an investigational device exemption, or IDE, from the FDA, to conduct a clinical study examining the combination of Alpha DaRT and first-line chemotherapy in 12 patients with newly diagnosed metastatic pancreatic cancer, which was then further expanded by an IDE supplement to include a total of 30 patients across two cohorts of 15 patients each, one cohort of newly diagnosed metastatic pancreatic cancer and a second cohort of newly diagnosed locally advanced pancreatic cancer. In September 2025 we announced the successful treatment of the first patient in this study, which we expect to finish recruiting patients in the second quarter of 2026, with initial results expected in the second half of 2026. We also announced receipt of regulatory approval from France’s Ministry of Health to initiate a French multi-center study examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer in 40 patients who have responded or had stable disease with first-line FOLFIRINOX chemotherapy.

We announced in April 2025 the approval of an IDE from the FDA to conduct a clinical study examining the use of Alpha DaRT in patients with recurrent GBM, an indication for which the Alpha DaRT has received Breakthrough Device Designation. The study is expected to enroll up to ten U.S. patients with recurrent glioblastoma not amenable for surgical resection who have undergone a prior course of central nervous system radiation. The primary objective of the study is to evaluate the feasibility and safety of the treatment following the Company’s promising results from pre-clinical studies. The first patient was treated in this study in December 2025.

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

We have engaged with a number of prestigious medical and educational institutions and, as of December 31, 2025, have 11 clinical studies ongoing worldwide.

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on over 20 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed from previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases, particularly when used in combination with immunotherapies such as checkpoint inhibitors.

If approved, we expect to commercialize our Alpha DaRT technology first in a large-scale launch in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product) and in Japan (where we have post-marketing surveillance requirements that we are currently focused on satisfying). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe, except for our agreement with HekaBio KK with respect to the commercialization of Alpha DaRT in Japan, which can be terminated with 90 days’ notice.

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

We have also devoted a significant amount of time and resources establishing a robust patent portfolio so as to gain a strong scientific and commercial foothold worldwide. As of December 31, 2025, our patent portfolio included 140 issued patents, 5 PCT applications pending and 240 pending patent applications, including 17 allowed patent applications, in the United States, Europe, the United Kingdom, Canada, Japan, Australia, China, South Korea, Israel, Russia, Mexico, India, Hong Kong, Taiwan, Singapore, South Africa and the African Regional Intellectual Property Organization, or the ARIPO.

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

Development Pipeline

We have a number of active clinical programs targeting a range of different tumor types. Our global clinical trial strategy involves evaluating the potential of Alpha DaRT in multiple clinical studies in parallel across a number of tumor types. Upon receipt of early initial results in internal organ cancers from our clinical studies outside the U.S., we undertook increased focus on broadening and accelerating our clinical studies in the U.S. in additional target indications, including internal organ cancers, and currently have five active IDE approvals in parallel from the FDA for clinical trials in the U.S. The following table summarizes our development pipeline:

Potential Advantages of the Alpha DaRT® Technology

We believe the Alpha DaRT technology may offer the following potential advantages:

●	Potential to destroy solid tumors and preserve health tissue. Proprietary technology designed to harness alpha radiation in an effort to destroy solid tumors irreparably with localized precision, while sparing surrounding healthy tissue and limiting systemic side effects.

●	Broad potential utility across multiple tumors types supported by compelling safety data. Anti-tumor activity in clinical trials and pre-clinical studies has been observed across multiple tumor types, regardless of the size or location of the tumor or prior treatments, and the Alpha DaRT was generally well-tolerated in these studies and trials. We have also not observed any tumor types that demonstrated resistance to treatment with the Alpha DaRT technology. Taken together, we believe these results suggest the potential to treat patients with high unmet need.

●	Promising preliminary efficacy results. In a first-in-human study of 28 tumors of locally advanced and recurrent SCC cancers of the skin and head and neck, results showed that Alpha DaRT achieved 100% objective response rate with over 78% complete response rate. Furthermore, in a U.S. multi-center pilot feasibility trial in ten patients with malignant skin or superficial soft tissue tumors, results showed that the Alpha DaRT achieved 100% complete response rate. In addition, promising initial efficacy results have previously been reported in tumors of the pancreas, lung, rectum and liver.

●	Potential to treat patients with limited treatment options. Our Alpha DaRT technology is designed to deliver a powerful but conformal dose of radiation to a very targeted area, which we believe has the potential to address patients who have radio-resistant or recurring tumors, who are ineligible for surgery or for whom surgery would have a meaningful impact on quality of life, or who otherwise would have limited treatment options.

●	Potential ease of use for patients and physicians. Potential to be convenient and efficient for both physician and patient alike: The Alpha DaRT technology is designed to be administered through a quick, minimally invasive, generally outpatient procedure, with minimal radioactive exposure, and to yield rapid results without the need for hospitalization or protective gear. We believe that, if approved and commercialized, physicians could easily adapt the customizable treatment to a wide patient profile range without the need to purchase special equipment.

●	Potential stimulatory immune effect. Pre-clinical studies have demonstrated encouraging anti-tumor immune responses, cancer resistance and prolonged survival, with interim data from our study examining the combination of Alpha DaRT and pembrolizumab suggesting potential systemic cancer immune response in combination with immunotherapies or other systemic therapies.

Our Strategy

Our mission is to use our proprietary Alpha DaRT technology to transform the treatment of solid tumors and broaden the potential scope of local radiotherapy delivery across multiple clinical settings. Key elements of our strategy include:

●	Complete our ongoing U.S. clinical trial evaluating the efficacy and safety of Alpha DaRT in treating recurrent cutaneous squamous cell carcinoma tumors. We are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at up to 25 clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial around the end of the first quarter of 2026 and receiving results of the trial in the second half of 2026 for potential submission to the FDA.

●	Advance our global development pipeline by conducting pilot studies in tumors of high unmet need or metastatic diseases, with a particular focus on U.S. trials. We are seeking to develop the Alpha DaRT technology by conducting pilot studies in other indications and then generating potentially registrational data in other such indications, such as pancreas, brain and prostate cancers, as well as in patients with metastatic cancer. As of December 31, 2025, we have eleven clinical trials ongoing worldwide, with five active IDE approvals in parallel from the FDA for clinical trials in the U.S.

●	Continue to evaluate the potential systemic immune response generated by the Alpha DaRT, particularly in combination with immunotherapies. We have conducted extensive pre-clinical studies focused on the combination of Alpha DaRT with immunomodulators, which have demonstrated encouraging anti-tumor immune responses. By combining our Alpha DaRT technology with systemic therapies, we seek to harness the Alpha DaRT’s potential immunogenic activity and trigger an immune response to detect and destroy metastatic cancers. In January 2025 we first presented interim data from our combination study of Alpha DaRT and pembrolizumab (Keytruda) for the treatment of SCC of the head and neck, or HNSCC, in Israel, demonstrating a 75% objective response rate and 37.5% complete response rate in the first eight patients treated in the study as of January 9, 2025. We are exploring the possibility of conducting a similar clinical trial in the U.S. In addition, we conduct pre-clinical experiments in our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel to further explore potential combination therapies with Alpha DaRT.

●	Expand our independent manufacturing capabilities across strategic geographical regions. We are establishing production sites in key regions around the world in order to supply sufficient radioactive sources with fast, reliable and cost-efficient delivery to our global clinical trials and core markets where we may seek additional marketing authorizations or certifications. We currently operate two manufacturing plants: one facility located in Jerusalem, Israel, where we manufacture our Alpha DaRTs, and a second facility located in the United States, in Lawrence, Massachusetts, which is currently focused on acquiring Thorium-228 and preparing generators for use in Jerusalem in preparing Alpha DaRT treatments. We are developing our first commercial-scale manufacturing facility in Hudson, New Hampshire, and announced in October 2025 the completion of the first phase of construction and receipt of a radioactive material license from the State of New Hampshire. We are exploring potential development of an additional manufacturing facility and headquarters on a plot of land in the Har Hotzvim Industrial Park in Jerusalem, for which we were awarded a discounted long-term leasehold by the Israel Land Authority.

●	Pursue further marketing authorization and, if authorized, third-party payor coverage in multiple geographies, with a focus on the United States. We anticipate pursuing further marketing authorization, third-party payor coverage and reimbursement for the use of our Alpha DaRT technology in multiple geographies, with a focus on the United States. If approved, we expect to launch our first large-scale commercialization efforts for our Alpha DaRT technology in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel, which is currently in a renewal process, and Japan, where we are focused on satisfying post-marketing surveillance requirements.

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

Developments in the field of nuclear medicine have introduced the use of radiopharmaceuticals or radio-labeled antibodies, drugs containing a radiation-emitting radionuclide that is naturally absorbed into specific organs or binds to specific molecules to target specific organs, tissues or cells within the body. Systemic radiotherapy involves the use of isotopes such as beta-emitting Lutetium-177, Iodine-131, Strontium-89, or Samarium-153, or alpha-emitting Radium-223, Lead-212, or Actinium-225, alone or attached to targeting molecules and generally injected in liquid form into the body intravenously to travel through the bloodstream to kill cancerous cells, and are then ejected from the body via urine, sweat, and saliva.

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

The limited use to date of alpha radiation in radiotherapy has primarily been in systemic therapies using radiopharmaceuticals. For example, Xofigo, a salt of radium that naturally localizes to regions where cancer cells are infiltrating bone, has been approved by the FDA for the treatment of bone metastases associated with prostate cancer. Other experimental systemic alpha applications often rely on the conjugation of an alpha-emitting radioisotope with a targeting mechanism such as an antibody (creating an antibody-radionuclide conjugate), with the aim of preferential attachment to cancer cells throughout the body before the radionuclide decays. No solution has been approved that delivers local alpha particles able to penetrate into the depth of tumors, which we believe has hindered the local radiotherapeutic utility of alpha emitters.

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

Our Programs

Clinical Development Plan

Our development strategy is focused on evaluating the safety and efficacy of the Alpha DaRT technology across multiple solid tumor types through broad-ranging pre-clinical studies and into clinical trials. We have successfully completed a number of clinical trials, and are focused on continued clinical development as we seek FDA marketing authorization and other foreign regulatory approvals for use of the Alpha DaRT in these tumors, beginning with recurrent cutaneous squamous cell carcinoma. We are also generating additional clinical evidence regarding the Alpha DaRT technology in superficial and skin tumors from clinical sites around the world, to provide further support for a potential FDA marketing authorization and third-party payor coverage and reimbursement in the United States and around the world. In parallel, we are pursuing a similar approach towards developing the Alpha DaRT technology for other uses by conducting feasibility studies and then generating potentially registrational data in other indications, such as pancreas, brain, lung, and prostate cancers, or applications such as combinations with immunotherapies. We have engaged with a number of prestigious medical and educational institutions and, as of December 31, 2025, we have 11 clinical studies ongoing worldwide.

Squamous Cell Carcinoma of the Skin, Head and Neck

SCCs are cancers which grow out of squamous epithelial cells, commonly found on the skin or in the lining of bodily organs or respiratory and upper digestive tracts. According to the Skin Cancer Foundation, approximately 1.8 million cases of SCC of the skin are diagnosed every year in the United States. Over 50,000 cases of SCC of the head and neck are diagnosed every year in the United States, with SCC making up approximately 90% of head and neck cancers. We estimate that approximately 23% of cutaneous SCC cases have at least one high-risk factor, approximately 3.5% will result in local recurrence and/or nodal metastasis. We selected SCC of the skin, head and neck as an initial target for the Alpha DaRT because of the relative simplicity of delineation and delivery to superficial solid tumors, as well as the ability to easily assess the Alpha DaRT’s effects on the tumors and the surrounding tissue on an ongoing basis and to monitor for any potential serious adverse events.

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

ReSTART - U.S. multi-center pivotal study in recurrent cutaneous SCC (recruiting)

Following receipt of a conditional IDE from the FDA, whose conditions were subsequently satisfied, we initiated a trial to evaluate the efficacy and safety of Alpha DaRT in the treatment of certain patients with recurrent cutaneous squamous cell carcinoma, a development program supported by a Breakthrough Device Designation from the FDA. We refer to this trial as the ReSTART trial, for Recurrent SCC Treatment with Alpha DaRT Radiation Therapy. The IDE permits us to treat up to 86 patients in up to 25 clinical sites around the U.S., in addition to clinical sites that may be added outside the U.S. Our first patient in this trial was treated in March 2023. We anticipate completing recruitment of this trial around the end of the first quarter of 2026 and receiving results of the trial in the second half of 2026. Following completion of this trial, and pending further discussion with the FDA, we plan to submit the data collected during this clinical trial in our application for marketing authorization from the FDA, which has been initiated in the form of a modular PMA and for which we have already submitted a module regarding non-clinical studies.

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

U.S. multi-center study in recurrent cutaneous SCC in immunocompromised patients (recruiting)

Following receipt of IDE approval from the FDA, we are recruiting patients in a trial to evaluate the efficacy and safety of Alpha DaRT in the treatment of recurrent cutaneous SCC in immunocompromised patients. The clinical study has been approved to enroll up to 28 U.S. patients at up to 8 institutions in the U.S., and will focus on patients with recurrent cSCC who have a weakened immune system due to any primary or secondary immunodeficiencies, excluding diabetes.

A 2015 article in Journal of Clinical Medicine noted that non-melanoma skin cancers represent a major cause of morbidity for patients after organ transplantation, and cSCC is the most common skin cancer seen in this population, with a 65-100 fold greater incidence in organ transplant recipients compared to the general population. In addition, a 2003 article in the New England Journal of Medicine cited a number of sources indicating that 50% or more of Caucasian transplant recipients will ultimately develop cutaneous carcinomas.

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

Pancreatic Cancer

According to the American Cancer Society, pancreatic cancer accounts for 3% of cancer incidences in the U.S. but about 8% of cancer deaths. It is associated with an extremely poor prognosis, reflected by a five-year survival probability of approximately 13% when all stages are combined. Pancreatic cancer is particularly deadly due to the fact that there are no unique symptoms in its early stages, and, since the pancreas is obscured by other organs in the abdomen and is difficult to visualize clearly on imaging tests, it is therefore typically not detected before having already metastasized to regional lymph nodes, the liver, the lungs or other visceral organs such as the stomach or colon. We selected pancreatic cancer as a target for the Alpha DaRT technology in light of the poor prognosis associated with this particular cancer, as well as our pre-clinical research in which the Alpha DaRT showed activity against pancreatic adenocarcinoma cells.

Montréal, Canada (recruitment completed – in follow-up)

We are conducting a multi-center clinical study at Centre Hospitalier de l’Université de Montréal, or CHUM, and Jewish General Hospital, both in Montréal, Canada, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. Recruitment has completed for 32 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which is not amenable to surgery, with a tumor lesion of less than four cm in the longest dimension.

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

In January 2026, the investigators in this trial presented results of this trial at the 2026 ASCO Gastrointestinal Cancers Symposium, as recruitment has been completed but follow-up remains ongoing. A total of 32 patients (13 male, 19 female), median age 73, were enrolled from 2023-2024. Fourteen patients had locally advanced pancreatic cancer and 18 had metastatic pancreatic cancer. Successful placement of Alpha DaRT sources in or around the pancreas tumor was achieved in all cases (100%). A total of 52 device-associated AEs were observed in 13 (41%) patients, with 49 grade 1-2 and 3 grade 3 AEs. Two AEs (biliary obstruction and bacteremia) were deemed to be serious AEs, both of which subsequently resolved. Tumor response data, reported as best overall response, were available for all 32 treated patients. 81% demonstrated disease control, with 56% (18) of patients demonstrating stable disease, 16% (5) with partial response, and 9% (3) had complete response, yielding an ORR of 25%. Excluding the first two patients who had low, sub-optimal Alpha DaRT delivered for safety run-in, the disease control rate and ORR were 87% and 27%, respectively. In addition, at the same symposium, investigators in this trial presented results showing the immune-preserving profile of Alpha DaRT in PDAC, based on immune markers as well as inflammatory indices known to be negative prognostic indicators, and which typically worsen after other forms of radiation therapy. In a study of 23 PDAC patients treated with Alpha DaRT who had complete laboratory data, one month following Alpha DaRT treatment, investigators observed no significant change in Neutrophil-to-Lymphocyte Ratio, Platelet-to-Lymphocyte Ratio, CD4/CD8 T-cell ratio, or C-Reactive Protein levels, demonstrating immune system preservation not believed to be typical of conventional radiation therapy treatments.

Hadassah Medical Center, Israel (recruitment completed – in follow-up)

We are conducting a clinical study at Hadassah Medical Center in Jerusalem, Israel, to investigate the feasibility, safety and preliminary efficacy of Alpha DaRT for the treatment of advanced pancreatic cancer. Recruitment has been completed for 20 patients with locally advanced (Stage II or Stage III) or metastatic (Stage IV) pancreatic adenocarcinoma which has been histologically and/or cytologically proven and which tumor or patient is not amenable to surgery and which has already had chemotherapy or is ineligible for chemotherapy, with a tumor lesion of less than five centimeters in the longest dimension.

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

Interim Pooled Results of January 2025

In pooled interim data from three clinical trials of patients with pancreatic cancer, as of a cutoff date of January 8, 2025, 41 patients had been treated with Alpha DaRT and 33 patients had a measured objective response and were examined for survival metrics. The Alpha DaRT treatment was successfully administered to all patients, and 151 adverse events were reported in total, of which 38 were possibly, probably or definitely associated with Alpha DaRT treatment, of which three were deemed SAEs.

An analysis of best overall response in patients with a measured response indicated an 18% objective response rate and 91% disease control rate, or 19% and 97%, respectively, when excluding the first two patients, who were deliberately given low dosages in order to examine feasibility and safety only. An analysis using Kaplan-Meier statistics indicated median overall survival across the 33 patients of 18.6 months from diagnosis or initiation of the previous round of chemotherapy, or 10.9 months from treatment with Alpha DaRT. In addition, ad-hoc analyses of pancreatic cancer population subgroups suggested meaningful improvement in median overall survival from diagnosis or initiation of the previous round of chemotherapy across all analyzed subgroups, for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors.

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

IMPACT Trial - U.S. multi-center pilot Study in pancreatic cancer (recruiting)

Following the approval of an IDE by the FDA, we initiated a clinical study in the U.S. to evaluate the safety, feasibility and efficacy of Alpha DaRT in combination with chemotherapy for the treatment of newly diagnosed locally advanced or metastatic pancreatic cancer. We refer to this trial as the IMPACT trial, for Intratumoral Pancreatic Alpha Combination Trial. We expect to recruit up to 30 patients at up to 10 U.S. institutions, in two cohorts: (1) 15 patients with newly diagnosed locally advanced inoperable pancreatic cancer, and (2) 15 patients with newly diagnosed metastatic pancreatic cancer. Patients will begin modified FOLFIRINOX chemotherapy and will undergo Alpha DaRT treatment during the first four cycles of chemotherapy.

The primary objective of the study is to evaluate the safety of Alpha DaRT in combination with chemotherapy, based on the cumulative incidence rate, severity and outcome of treatment-emergent AEs, which are classified according to CTCAE version 5.0. Secondary objectives include the assessment of efficacy of the Alpha DaRT sources in combination with chemotherapy, determined by overall and progression-free survival, pain control, and the rate of surgical resection in the cohort with locally advanced pancreatic cancer.

The primary endpoint of the study is the incidence, rate and severity of treatment-emergent AEs, graded according to CTCAE v5.0. Secondary endpoints include overall survival, progression-free survival using RECIST version 1.1, pain response at 30 days and 2 months post treatment as compared to baseline, based on average pain scale using the brief pain inventory short form, and, for the cohort of patients with locally advanced disease, the percentage of patients with tumors that became surgically resectable after Alpha DaRT treatment. Exploratory endpoints include change in CA 19-9 biomarker levels, a user experience questionnaire, and pain response per the brief pain inventory short form.

We announced treatment of the first patient in this trial in September 2025. We anticipate completing recruitment of this trial during the second quarter of 2026, and receiving initial results of the trial in the second half of 2026.

Italian Single-Center Study (recruiting)

Following receipt of authorization from the Italian Ministry of Health, we have initiated a clinical study at a single center in Italy examining the use of Alpha DaRT in treating patients with pancreatic cancer. The trial is expected to recruit up to 15 patients with unresectable locally advanced pancreatic cancer, who have previously received or are ineligible for chemotherapy. The primary objective of the study is to evaluate the feasibility and safety of Alpha DaRT for the treatment of locally advanced pancreatic cancer, as determined by the rate of successful placement of Alpha DaRT sources and the overall incidence of treatment-related SAEs, with severity graded according to CTCAE version 5.0 criteria. The secondary objective of the study is to evaluate the efficacy of the Alpha DaRT treatment, as determined tumor local control according to RECIST version 1.1 criteria, CA19-9 biomarker levels, and tumor coverage during treatment. The exploratory objective is to evaluate changes in immune markers one month after treatment with Alpha DaRT, by measuring levels of CD3, CD4, CD8, CD69, and CD137 biomarker levels.

French Multi-Center Study (recruiting)

Following receipt of authorization of a clinical investigation from the ANSM, we are currently recruiting patients in a multi-center clinical study in France examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer patients who have responded or had stable disease with first-line modified FOLFIRINOX chemotherapy. Up to 40 patients who have been previously treated with 8 - 12 cycles of modified FOLFIRINOX are expected to undergo Alpha DaRT insertion, and then three days later they will receive Capecitabine for 2 months. Every 2 months after Alpha DaRT insertion, the patient will be assessed to determine if their tumor is surgically resectable, if they should continue with therapy, or if they should pause therapy.

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

French Single-Center Study (planning)

Following receipt of authorization of a clinical investigation from the ANSM, we are also working to initiate a clinical study at a single center in France examining the use of Alpha DaRT delivered via Fine Needle System, or FNS, in the treatment of locally advanced pancreatic cancer. The primary objective of the study will be to evaluate the feasibility of the Alpha DaRT for the treatment of locally advanced pancreatic cancer, and the primary endpoint is Alpha DaRT insertion feasibility. Other endpoints include local control rate according to RECIST v. 1.1 criteria, and the incidence of AEs and treated-related AEs.

Brain Cancer

In preclinical experiments, clinicians have successfully demonstrated the ability to deliver Alpha DaRT sources into the brain cortex and subcortex. No unexpected abnormalities were detected in blood or cerebral spinal floor samples, and MRI and CT scans revealed no evidence of major bleeding or infection. Minimal spatial and temporal movements of the sources were noted. Histopathological analysis demonstrated locally confined findings in brain parenchyma in a very close proximity to the sources.

According to the American Cancer Society, approximately 25 thousand malignant tumors of the brain or central nervous system are diagnosed per year, and have a particularly poor prognosis, as they make up only about 1% of cancer diagnoses each year but lead to approximately 3% of annual cancer deaths. GBM remains the deadliest such tumor, with a five-year relative survival rate of only 6% when diagnosed in patients aged 40 or older.

We selected recurrent GBM as a target for the Alpha DaRT technology in light of the poor prognosis associated with this cancer, our pre-clinical research in which the Alpha DaRT showed activity against GBM cells, and the particular sensitivity to the potential damage to healthy brain cells surrounding the tumor when using forms of radiation with a longer treatment range.

U.S. feasibility study (recruiting)

Following receipt of both IDE approval and Breakthrough Device Designation from the FDA, we initiated a clinical trial to evaluate the feasibility and safety of using Alpha DaRT to treat patients with recurrent GBM, at the Ohio State University Center in Columbus, Ohio. The clinical trial is expected to enroll up to ten U.S. patients with recurrent glioblastoma not amenable for surgical resection who have undergone a prior course of central nervous system radiation. We anticipate examining the safety results after treatment of the first three patients, and if supportive we may add another clinical trial site for the second part of the trial. The primary objective of the study is to evaluate the feasibility and safety of the treatment, as measured by the successful rate of Alpha DaRT source placement and the incidence of AEs according to CTCAE v. 5.0 criteria. Secondary objectives include the valuation of radiographic local tumor control and pseudo-progression rate, using standardized RANO criteria, as well as overall survival of the patients. The first patient was treated in this trial in December 2025.

Prostate Cancer

According to the American Cancer Society, prostate cancer is the most frequently diagnosed cancer in men in the U.S., and according to the International Agency for Research on Cancer, approximately 1.5 million new cases are diagnosed each year. We believe there are several potential benefits to delivering neoadjuvant radiation therapy specifically with Alpha DaRT in patients with prostate cancer. First, we believe that Alpha DaRT may be able to elicit an immune response, as suggested by previous pre-clinical data that showed immune activity, as well as data from our clinical studies that showed anecdotal evidence of a potential abscopal effect, which we believe would have the potential to inhibit the development of future metastases. Second, while prostate cancer is a heterogeneous disease, it appears that local recurrences emanate from the dominant lesion. Therefore, we believe treating these lesions with Alpha DaRT could decrease the risk of recurrence. Third, these dominant lesions can create hypoxic microenvironments, which are associated with worse outcomes for traditional radiation therapy. Alpha radiation cytotoxic activity has been observed to be independent of oxygen levels and therefore we believe may be better suited to treating these lesions.

Rambam Health Care Campus, Israel (recruiting)

Following initial exploration of the use of Alpha DaRT in a neoadjuvant setting for prostate cancer patients indicated for radical prostatectomy, we have initiated a clinical trial at the Rambam Health Care Campus in Israel, to examine the use of Alpha DaRT for focal treatment of recurrent prostate cancer tumors. The trial aims to recruit up to 10 patients with recurrent, non-metastatic prostate adenocarcinoma. The primary objective of the study is to evaluate the feasibility and the safety of intratumoral insertion of Alpha DaRT sources into prostate adenocarcinoma. The secondary objectives include evaluation of efficacy using biochemical and radiological response, as well as patient-reported quality of life measures. The first patient in this trial was treated in May 2024.

U.S. multi-center pilot study (planning)

Following the approval of an IDE by the FDA, we are currently working to initiate a clinical study in the U.S. to evaluate the safety and efficacy of Alpha DaRT in treating patients with locally recurrent prostate cancer. The study is expected to enroll up to 12 U.S. patients with locally recurrent prostate cancer who have demonstrated biochemical recurrence by the Phoenix definition (a rise of levels of the biomarker known as prostate-specific antigen, or PSA, by 2 ng/mL from the PSA nadir). The primary objective of the study is to evaluate the safety of the treatment, and the secondary objective of the study is to evaluate the efficacy of Alpha DaRT as assessed by biochemical and clinical evaluation of disease progression as well as overall survival.

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

Other Cancers

SCC of the vulva - Cambridge University Addenbrooke’s Hospital, UK (completed)

We have completed, in collaboration with the Addenbrooke’s Hospital of the Cambridge University Hospitals NHS Trust, a study to evaluate the safety and efficacy of the Alpha DaRT technology for the treatment of primary and recurrent SCC of the vulva. A total of eight patients were treated in this study between 2023 and 2025, with the primary objective being the safety, feasibility and tolerability, and the secondary objective being the effectiveness of the treatment. All patients completed Alpha DaRT treatment as planned, with no adverse impact on patient pain and no grade 3 or higher AEs associated with the Alpha DaRT treatment, which we believe is unique as compared to the standard of care in such a sensitive location. 75% of the patients demonstrated a clinical partial response at four weeks, however they did not meet criteria for a response when examined on MRI.

Basket Trial - Hadassah Medical Center, Israel (recruiting)

In lieu of ad hoc compassionate use treatments, we have initiated a clinical study at Hadassah Medical Center, Jerusalem, Israel, with recruitment open for up to 100 patients with malignant tumors of up to 7 centimeters in the longest dimension, which we refer to as our ALL study. The study objectives are to collect data on the general safety and efficacy of Alpha DaRT among patients who do not fit the entry criteria of existing investigational trials. The primary endpoint of the study is to assess the frequency, severity and causality of acute AEs related to the Alpha DaRT treatment, according to CTCAE version 5.0. The secondary endpoint is to assess the tumor response to Alpha DaRT treatment assessed using RECIST version 1.1, approximately 3 months after Alpha DaRT treatment.

Additional Pipeline Indications

In addition to the trials and clinical pathways described above, we are currently planning a number of other clinical studies, both to generate additional data from the tumor types we are already exploring in humans, as well as to test the use of Alpha DaRT in additional tumor types, including breast cancer and rectal cancer.

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

We are exploring a potential U.S. study similar to the trial described above, and are also exploring other pre-clinical and clinical studies of the combination of Alpha DaRT and systemic therapies, including through pre-clinical testing at our pre-clinical GLP-certified animal laboratory in Jerusalem.

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

The extensive pre-clinical research conducted on Alpha DaRT has generally focused on three core areas: (1) evaluating the potency of Alpha DaRT in destroying tumors, measured across a broad range of cell lines, (2) evaluating combinational treatments with standard of care / FDA approved therapies such as chemotherapy and antiangiogenic agents, and (3) evaluating the immunostimulatory potential of the Alpha DaRT and optimizing the combination of Alpha DaRT and immunotherapy. Pre-clinical research, including both in vitro and in vivo experiments as well as physical, biological and computational modeling of the diffusion or biokinetic properties of Alpha DaRT, have led to the publication of 28 articles in peer-reviewed journals.

Alpha DaRT is Designed to Efficiently Destroy a Tumor

Pre-clinical studies were performed in vitro and in vivo with mouse tumor models and human derived tumors, to evaluate the diffusion properties and potential therapeutic activity of Alpha DaRT:

Summary of Pre-Clinical Studies

Histology	Murine Cells in Mice or in Vitro	Human Cells in Athymic Mice or in Vitro
Skin SCC	X
Lung SCC		X
HNSCC	X	X
Lung Adenocarcinoma	X	X
Pancreas Adenocarcinoma	X	X
Prostate Adenocarcinoma	X	X
Breast Carcinoma	X	X
Glioblastoma Multiforme	X	X
Cervical Carcinoma		X
Melanoma	X	X
Colon Carcinoma	X	X
Fibrosarcoma	X
Bladder Carcinoma	X

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
Anti-CTLA-4
Anti-PD-1
Anti-PD-L1

Source: Journal of Hematology & Oncology available at: https://pubmed.ncbi.nlm.nih.gov/30115069/

Previously reported studies have demonstrated that ablation treatments, such as radiotherapy, have the potential to expose the body to large amounts of tumor antigens and danger signals and thus may trigger anti-tumor immunity. Consistent with this thesis, we observed that Alpha DaRT rendered the studied animals resistant to a second tumor challenge in two tumor models, colon carcinoma and breast carcinoma. In the immunogenic colon carcinoma tumor model CT26, mice that were treated with Alpha DaRT developed resistance to tumor re-challenge in the opposite lateral side of the back or to experimental metastases in the lungs, suggesting that a systemic immune memory was induced following treatment. The figure below demonstrates the tumor development (A) and survival (B) of mice who were challenged with CT26 cancer cells, where those mice were previously treated for CT26 tumors with Alpha DaRT or with inert sources, compared to naïve mice that did not previously have tumors.

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

Recent data support this hypothesis, shown in the figure below, in mice bearing SCC tumors which were treated with the Alpha DaRT, and then a PD1 inhibitor was injected 4 times from day 2 to day 12 after Alpha DaRT treatment. Alpha DaRT demonstrated the potential to increase the response of tumors otherwise unresponsive to a PD-1 inhibitor, where the tumor growth of SCC tumors in mice was meaningfully inhibited in mice that received both the Alpha DaRT as well as a PD-1 inhibitor, as compared to mice that received either the Alpha DaRT or the PD-1 inhibitor alone. Whereas anti-PD-1 therapy did not affect tumor progression on its own, adding anti-PD-1 therapy to Alpha DART further increased the growth retardation induced by Alpha DaRT, suggesting that Alpha DART may induce responsiveness to anti-PD-1 therapy.

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

Components of the Alpha DaRT® Technology

Alpha DaRT technology is delivered in a kit comprising radioactive stainless steel or titanium hollow wires or tubes of 5-20 mm length and <1mm diameter, known as “sources,” and applicators to administer the sources. Each source is impregnated with Radium-224, which generates the decay chain of alpha emitters that are designed to recoil into the tumor. These proprietary applicators have been specially designed and developed by us for dispensing the sources based upon the tumor’s location in the body in order to facilitate clinicians’ access to hard-to-reach tumors or tumors which are extremely close to major organs or blood vessels. We believe the applicators are a key component to maximizing the potential advantages of localized alpha radiotherapy.

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

Our Manufacturing and Supply Infrastructure

The Alpha DaRT technology utilizes sources enriched with Radium-224, a radioactive material with a half-life of only 3.7 days. As each treatment requires a different number of sources and applicators tailored for the specific patient, a reliable and timely delivery of the personalized Alpha DaRT kit to the hospital is required. We therefore plan to develop production sites in key regions around the world. We have already built two sites in the United States and Israel which are currently operational, have finished construction of the first phase of a third site in the U.S., have started the planning process for additional potential sites in Israel and Japan, and anticipate that we may build another facility in Europe. Our global manufacturing plan is designed to ensure a sufficient supply of radioactive sources with fast and cost-efficient delivery to our core markets.

Our key input for production of the Alpha DaRT is Thorium-228, a readily available radioisotope that can be purchased from licensed vendors around the world. Thorium-228 naturally decays into the Radium-224 that is collected onto the sources. We acquire Thorium-228 from the Oak Ridge National Laboratory of the United States Department of Energy. We are also aware of or have spoken with other potential suppliers of Thorium-228, such that we anticipate steady supply of thorium for the production of the Alpha DaRT given sufficient lead time, although we note the increased demand for Thorium-228 and its daughter atoms in light of the increasing interest in exploring the use of Lead-212 in systemic radiopharmaceuticals.

We currently operate two manufacturing plants. One, located in Jerusalem, Israel, is currently operational and contains sufficient capacity for approximately 200,000 sources for local use at current capacity. Our second facility, in Lawrence, Massachusetts, was completed in 2020 and began producing Thorium-228 generators at the start of 2021. In July 2023, we were awarded a discounted long-term leasehold from the Israel Land Authority on a plot of land of approximately 6,660 square meters (1.65 acres) in the Har Hotzvim Industrial Park in Jerusalem, near the Company’s current headquarters leased in an existing facility in the same park, where we expect to develop the land toward a future standalone global headquarters and lead manufacturing site, including significantly expanded areas for Alpha DaRT manufacturing, staff, and R&D facilities. In October 2023 we entered into a long-term lease agreement for a standalone building of over 14,000 rentable square feet in Hudson, New Hampshire, where we are currently developing our second U.S. manufacturing site, which will be focused on the manufacturing of Alpha DaRT sources in the U.S. Construction on the first phase of the facility has been completed, and we received a radioactive material license from the State of New Hampshire Bureau of Public Health Protection in October 2025, allowing us to proceed to equipping the facility, verification and validation, and introducing thorium generators, aiming to produce Alpha DaRT treatments in the facility during the course of 2026. The first phase has a total expected capacity of approximately 400,000 sources for local use from the first phase when at full capacity. We have also entered into a lease for a building in Togane, Japan where we are exploring a potential facility of a similar size as our current Jerusalem facility at scale. The modular nature of our manufacturing capacity allows us to initiate manufacturing more swiftly and then scale up to full capacity over time. We believe these facilities will enable us to maintain sufficient quantities of Thorium-228 securely, to safely produce and capture radium from thorium’s alpha-emitting decay, to affix the radium onto the sources, and to ship the sources with their suitable applicator(s) to various destinations efficiently.

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

Our Marketing and Commercialization Strategies

We have yet to commercialize in any geographical market, even though we presently have received marketing approval in Israel for the treatment of squamous cell carcinoma of the skin or oral cavity using the Alpha DaRT, as well as in Japan for the treatment of unresectable locally advanced or locally recurrent head and neck cancer, and expect that our existing clinical trials, if completed successfully, may be sufficient to satisfy the regulatory requirements for marketing authorization in the United States and Europe. As we believe that the Alpha DaRT technology has the potential address the majority of solid tumors, including in potential combination with immunotherapies, we are focused on evaluating that potential in these various tumors by conducting clinical trials across multiple indications, to be incorporated into a future plan of commercial launch, sequencing and pricing if we obtain marketing authorization(s) in the future. We aim to generate clinical and healthcare economic data to support marketing authorization and third-party payor coverage and reimbursement in the United States, which we see as our primary market, and we anticipate seeking to commercialize initially in the United States before other markets, including Israel, notwithstanding our existing marketing approvals in Japan and Israel.

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

In March 2026, we entered into a commercial agreement with HekaBio K.K. related to the distribution of the Alpha DaRT in Japan, providing for terms related to the roles and responsibilities of each party as well as defining a split of potential revenues and liabilities, with a focus on treating patients under the pre-market approval in the context of the PMS study. The agreement can be terminated with 90 days’ notice.

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

In the field of local therapy for solid tumors, we face competition from new or continually improving surgical techniques, as well as a number of radiation therapies - EBRT, stereotactic body radiation therapy, intensity-modulated radiation therapy, brachytherapy, and others, as well as particle therapies such as proton therapy, neutron therapy and carbon ion therapy. There are several companies developing improved or new forms of local radiation therapy, including Varian Medical Systems, Inc. (a subsidiary of Siemens Healthineers), Elekta AB, BTG plc (a subsidiary of Boston Scientific Corporation), ViewRay, Inc., Accuray, Inc., RefleXion Medical, Inc., or developing radiosensitizers or other products to improve the effect of local radiation therapy, such as Nanobiotix S.A. There are also other forms of local energy delivery being developed in various forms, including the Tumor-Treating Fields developed by Novocure Ltd., and local treatments relying on radiofrequency waves, ultrasound waves, and thermal changes.

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

There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer AG, or Bayer, Novartis AG, Fusion Pharmaceuticals Inc. (which has been acquired by AstraZeneca plc), RayzeBio, Inc. (which has been acquired by Bristol-Myers Squibb Co.), Actinium Pharmaceuticals, Inc., Perspective Therapeutics, Inc., RadioMedix, Inc., Orano SA and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including Radium-223, Actinium-225, Lead-212 and Thorium-227. The first and only approved alpha particle-based therapy is Bayer’s Xofigo, a salt of Radium-223 that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of bone metastases associated with prostate cancer.

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

Our Intellectual Property

As of December 31, 2025, our patent portfolio included 140 issued patents, 5 pending PCT applications and 240 pending patent applications, including 17 allowed patent applications.

Pursuant to an Intellectual Property Purchase Agreement dated February 2, 2016, we acquired from Althera Medical Ltd. a patent portfolio, including some patent applications whose prosecution was completed following our acquisition. These patents were all assigned to us and are recorded in our name. The patents relate primarily to a device, method of treatment, or method of production of the Alpha DaRT product itself, specifically, to intratumoral diffusing alpha-emitter radiation therapy wherein a probe is loaded with radioisotopes which undergo a process of alpha-emitting radioactive decay solely in proximity to and/or within a tumor. Three of these patents are currently valid, including two U.S. patents and one Japanese patent, and are expected to expire between 2026 and 2029, without accounting for any potential patent term adjustments or extensions or other forms of exclusivity.

We have eleven issued patents, and five pending patent applications, relating to the use of a polymer allowing daughter atoms to escape the source and penetrate the tumor where they emit alpha particles by diffusion. This increases the percentage of daughter radionuclides that reach the tumor. The eleven issued patents have been issued in the U.S., Australia, Japan, India, Korea, South Africa, the African Regional Intellectual Property Organization (ARIPO), Russia, Singapore, and Mexico. Five patent applications are pending in Europe, Canada, China and Japan. These patents or patents issuing from the pending applications will begin to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have ten issued patents, and six pending patent applications, relating to the potential controlled release of a certain amount of Radium-224 from the Alpha DaRT source into the tumor. The ten issued patents have been issued in the U.S., Australia, South Africa, India, Korea, China, ARIPO, Hong Kong, Japan and Mexico. Six patent applications are pending in Europe, Japan, Canada, Russia, Singapore and India. These patents or patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 17 issued patents, and 14 pending patent applications, of which two applications are allowed, relating to a number of our applicators and other accessories that are used in the Alpha DaRT source itself or in its delivery. The 17 issued patents have been issued in the U.S., Korea, South Africa, India, China, Hong Kong, Japan, ARIPO, Australia and Russia. Fourteen patent applications are pending in the U.S., Europe, Canada, Mexico, Singapore, Japan, Australia, Korea, China and Hong Kong, of which the patent applications in Europe and Singapore have been allowed. These patents or patents issuing from these pending applications will begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 22 issued patents, and ten pending patent applications, of which one application is allowed, relating to a therapeutic substance administered to a tumor as a medicant, which triggers cytoplasmatic sensors to the presence of an intracellular pathogen, followed by intratumoral Alpha DaRT thereafter. The 22 issued patents have been issued in China, Russia, Hong Kong, Europe, UK, Australia and a unitary patent. Ten patent applications are pending in the U.S., India, Europe, Japan, China, Canada, Australia, Korea, Singapore and Hong Kong, of which the patent application in the U.S. has been allowed. These patents or patents issuing from these patent applications begin to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 13 issued patents, and ten pending patent applications, of which two applications have been allowed, relating to our newer liquid method of radium production, as described above. The 13 issued patents have been issued in the U.S., South Africa, Singapore, China and ARIPO, Australia, Russia and Japan. Ten patent applications are pending in the U.S., Europe, Japan, China, Hong Kong, Mexico, Singapore, Korea, Canada and India, of which the patent applications in Hong Kong and Japan have been allowed. These patents or patents issuing from these pending applications will begin to expire in 2040, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have three issued patents and 15 pending patent applications, of which three applications have been allowed, relating to tailored amounts of radioactivity levels to a tumor in a radiotherapy treatment. The three issued patents have been issued in the U.S., Australia, and South Africa. The 15 patent applications are pending in the U.S., Europe, Taiwan, China, Korea, Japan, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, Israel and Hong Kong, of which the patent applications in China, Hong Kong, and Australia have been allowed. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have three issued patents, and 15 pending patent applications, of which three applications have been allowed, relating to an applicator for delivery of radiotherapy sources to a tumor of a patient through an elongate needle. The three issued patents have been issued in the U.S., South Africa, and Australia. The 15 patent applications are pending in the U.S., Europe, Taiwan, China, Korea, Japan, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, Israel and Hong Kong, of which the patent applications in Taiwan, Israel, and Australia have been allowed. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have nine issued patents, and four pending patent applications, relating to a template assembly to grasp a body organ during radiotherapy. The nine issued patents have been issued in the U.S., Japan, Australia, South Africa, Hong Kong, China, Russia and Taiwan. Four patent applications are pending in India, Singapore, Canada and Mexico. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have four issued patents, and 15 pending patent applications, including one allowed patent application, relating to a modified Alpha DaRT source with higher activity levels and lower desorption probability for enhanced effects of beta radiation. The four issued patents have been issued in the U.S., South Africa and Australia. The 15 patent applications are pending in the U.S., Europe, Taiwan, Japan, China, Korea, India, Singapore, Australia, Canada, Mexico, Russia, ARIPO, Israel and Hong Kong, of which the patent application in Europe has been allowed. These patents or patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have 28 issued patents and ten pending patent applications, including one allowed patent application, relating to an apparatus for planning an Alpha DaRT treatment session. The 28 issued patents have been issued in the U.S., Japan, Korea, China, Australia, Russia, Hong Kong, Taiwan, UK and Europe, and one unitary patent. Ten patent applications are pending in Europe, Japan, India, Singapore, Australia, Canada, Mexico, ARIPO, South Africa and Israel, of which the patent application in Israel has been allowed. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents, and 15 pending patent applications, relating to a designated applicator which dispenses radioactive sources in a radial configuration. The two issued patents have been issued in the U.S. and Australia. The 15 patent applications are pending in the U.S., Taiwan, Europe, China, Hong Kong, Japan, Korea, India, Singapore, Canada, Russia, ARIPO, South Africa, Mexico and Israel. This patent or patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have twelve issued patents, and 24 pending patent applications, including three allowed patent applications, relating to Alpha DaRT as used in tumor-specific treatment applications. The twelve issued patents have been issued in the U.S., Australia and Taiwan. The 24 pending patent applications are pending in the U.S., Japan, Europe, China, Hong Kong, Australia, Taiwan, of which a patent application in each of Hong Kong, China, and Australia has been allowed. These patents or patents issuing from these pending applications will begin to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have one issued patent, and 29 pending patent applications, including one allowed patent application, relating to the combination of Alpha DaRT with checkpoint inhibitor or vasculature inhibitor immunotherapies. The issued patent has been issued in South Africa. The 29 pending patent applications are pending in the U.S., Europe, China, Japan, Korea, ARIPO, Israel, Mexico, Singapore, Australia, Canada, South Africa, Taiwan and Russia, of which the patent application in Australia has been allowed. The patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

We have two issued patents, and twelve pending patent applications, relating to a calculation for automatic estimation of radiotherapy source positions. The two issued patents were issued in Australia and South Africa. Twelve patent applications are pending in the U.S., Taiwan, Europe, China, Hong Kong, Japan, Korea, India, Singapore, Canada, Russia and Mexico. The patents issuing from these pending applications will begin to expire in 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

In addition, we have 56 pending patent applications, five PCT applications, and four provisional patent applications, which relate to other potential approaches for our products. Patents issuing from these applications will begin to expire in 2043, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

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

Since our incorporation, we have received grants from the IIA relating to various projects, of both royalty-bearing and non-royalty-bearing varieties. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA at December 31, 2025, including grants received by the Company, grants assumed from Althera Medical Ltd. and the associated interest accrued on all such grants, amounts to approximately $7.69 million, of royalty-bearing grants. In addition, through December 31, 2025, we received IIA participation payments in the aggregate amount of $1,652 thousand under non-royalty-bearing programs from the IIA.

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

FDA premarket clearance and approval requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes-Class I, Class II or Class III-depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality Management System Regulation, or QMSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

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

510(k) Clearance marketing pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2026, the standard user fee for a 510(k) premarket notification application is $26,067.

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

PMA approval pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective for its intended use(s), and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QMSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2026 includes a standard application fee of $579,272.

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

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Pursuant to the Food and Drug Administration Safety and Innovation Act, or FDASIA, manufacturers may request the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests are subject to the payment of user fees, which for fiscal year 2026, includes a standard fee of $173,782.

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

Clinical trials

Clinical trials are almost always required to support a PMA or a de novo request, and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

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

Post-market regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

●	establishment registration and device listing with the FDA;

●	QMSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;

●	requirements related to promotional activities;

●	clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	complying with the laws and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QMSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QMSR also requires, among other things, maintenance of a medical device file and complaint files. Medical device manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QMSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its marketing authorization or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

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

Brexit

Since January 1, 2021, the MHRA has become the sovereign regulatory authority responsible for the Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the UK Medical Devices Regulations that broadly continues to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices whereas Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transition period on January 1, 2021, all medical devices are required to be registered with the MHRA before being placed on the Great Britain market. Manufacturers based outside the UK need to appoint a UK responsible person that has a registered place of business in the UK to register devices with the MHRA.

Furthermore, on June 16, 2025, an amendment to the UK Medical Devices Regulations came into force intended to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment aims to facilitate greater traceability of incidents and trends enabling the MHRA to act swiftly when needed to address safety issues and support the entire health system in better protecting patients. In addition, the MHRA launched a consultation between November 14, 2024 and January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain, covering four topics, namely: (1) a new international reliance scheme to enable swifter market access for certain devices that have already been approved in a comparable regulator country; (2) the new UKCA mark and, in particular, proposals to remove the requirement to place such UKCA marking on devices; (3) conformity assessment procedures for in vitro diagnostic devices; and (4) maintaining in UK law certain pieces of “assimilated” EU law. This consultation builds on the MHRA’s previous consultation between September and November 2021, and the UK government’s response to that consultation which was published on June 26, 2022. On July 22, 2025, the MHRA published a response to the consultation confirming that it will incorporate feedback to this consultation into new legislation on pre-market requirements for medical devices in Great Britain. A draft of the new legislation is expected this year and aims to enable greater international collaboration and practices, with more patient-centered, proportionate requirements for medical devices which are responsive to technological advances.

Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, class I (non-sterile, non-measuring or non-re-useable) medical devices need to be “UKCA” self-certified, and other medical devices need to be “UKCA” certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the Great Britain market until June 30, 2030. On February 16, 2026, the MHRA launched a targeted consultation on proposals for recognizing such devices in Great Britain, which will run until April 10, 2026. In particular, the consultation includes a proposal to extend the recognition of EU Medical Devices Regulation-compliant devices in Great Britain indefinitely.

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

For introduction to the Japanese market, new Class I medical devices do not require any pre market regulatory action. In contrast, it is mandatory, for both Class III and Class IV devices, to obtain pre marketing product approval which the MHLW grants on the basis of safety testing information, as well as clinical trial information, when required. Class II devices (and part of Class III devices) are subject to the certification requirement for compliance with the applicable product specifications, which are often developed under the ISO, before introduction into Japan. Certification for most of these Class II devices is granted by private sector laboratories accredited in Japan, pending precedent set by a similar, predicate device.

At present, no mutual recognition agreement is in force with either the United States or the European Union for medical device registration. Foreign registration of a medical device, therefore, does not exempt products registered in these regions from the Japanese registration requirement. However, the MHLW will accept foreign electric or other safety data as well as foreign clinical trial data for the purpose of Japanese registration when such data meets Japanese standards (e.g., Good Clinical Practice (GCP)).

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

Unlike the case of pharmaceuticals, not all new medical devices are required to submit clinical trial data to prove safety and efficacy. In particular, new products without “evident” improvement from existing products may be approved with clinical information of a limited size, if they do not pose a new, material clinical risk. On the other hand, truly innovative medical devices have to be tested through a clinical trial, but the domestic clinical trial can be limited or waived if the foreign/international pivotal clinical trial source data are accessible and the study was conducted under GCP. Importantly, the authorities’ guidance document provides that “clinical significance”, or operability by Japanese healthcare providers (“HCPs”) in the Japanese clinical environment and applicability in the Japanese patient population are important points of reference for a new medical device. For this reason, even when domestic clinical trial data is required, the scope of the trial is limited to applicability of the new technology to the Japanese clinical environment, the number of subjects can be limited, and comparative data is not essential.

Separately, in order to expedite introduction of new medical devices from overseas, the authorities may accept, in lieu of clinical trial results, a “clinical evaluation report” which proves the risks and benefits of the new medical device based on published professional information on the mechanism and operation of the device.

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

Post-marketing surveillance and “data exclusivity”

In contrast to new pharmaceuticals, which are typically given a post marketing surveillance period for a certain number of years to assess the safety and efficacy of the new product upon approval, not all newly approved medical devices are subject to the post marketing surveillance requirement. Since 2014, the MHLW requires post marketing surveillance only for “evidently” new medical devices in terms of its mechanical structure, usage, operative procedures, or efficacy, and which have not been used either in Japan or abroad. The post marketing surveillance period is, in principle, 3 years, and generally 5 years for implanted products or orphan products which require a long term observation or a larger number of clinical cases to fully assess the product profile. These determinations are made by the MHLW on a case by case basis, and the Ministry may set the period up to 8 years if it finds necessary.

Notably, when a new product is assigned a post marketing surveillance period, it is the policy of the MHLW to require similar follow-on products to submit the equivalent set of data (in particular clinical trial data) to obtain approval, as the right of reference is not automatically granted to competitors. This operation of the post marketing surveillance to block follow-on applications is known as the “data exclusivity.” However, the data exclusivity is less important for medical devices than in the case of the pharmaceuticals which are typically given a much longer post marketing surveillance period (8 years for a new API). Indeed, unlike chemical compounds or biological preparations, medical device manufacturers frequently improve and update device models and software to compete in the market, rather than relying on the patents or data exclusivity.

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

More recently, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

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

Our principal facilities are located in Jerusalem, Israel and consist of approximately 3,000 square meters (approximately 32,000 square feet) of leased office space and a manufacturing facility. These facilities currently accommodate our principal executive offices, research and development, account management, marketing, design, business development, finance, and other administrative activities. Of our total 130 employees as of December 31, 2025, 112 are located in Israel. The lease for these facilities expires in May 2035.

In addition, we operate a manufacturing facility in Lawrence, MA, USA, which began producing Thorium-228 generators at the start of 2021. We also have a long-term leasehold on a plot of land of approximately 6,660 square meters (1.65 acres) in the Har Hotzvim Industrial Park in Jerusalem, and are currently developing a commercial-scale manufacturing facility in a leased standalone building of over 14,000 rentable square feet in Hudson, NH, USA. Construction on the first phase of the facility has been completed, and we received a radioactive material license from the State of New Hampshire Bureau of Public Health Protection in October 2025, allowing us to proceed to equipping the facility, verification and validation, and introducing thorium generators, aiming to produce Alpha DaRT treatments in the facility during the course of 2026. The first phase has a total expected capacity of approximately 400,000 sources for local use from the first phase when at full capacity. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. We have also constructed our own radioactive pre-clinical laboratory at our headquarters in Jerusalem, Israel, which is conducting pre-clinical studies, to explore potential combination therapies with Alpha DaRT.

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

In our initial proof of concept of the Alpha DaRT technology, we have evaluated, and continue to evaluate, the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. On the basis of some of our clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT. In June 2021, the U.S. Food and Drug Administration, or FDA, granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. In February 2026, on the basis of a clinical trial completed in Japan as well as data collected elsewhere in the world, we received shonin pre-market approval of Alpha DaRT for use in patients with unresectable locally advanced or locally recurrent head & neck cancer, from Japan’s Ministry of Health, Labour and Welfare, or MHLW. As part of the approval, we must conduct a post-market surveillance (PMS) study enrolling 66 patients in total at five selected leading clinical centers in Japan. To support our U.S. strategy, we are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial imminently and receiving top-line results of the trial later in 2026 for potential submission to the FDA.

We have also evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of solid tumors in internal organs, including the pancreas, brain, lung, prostate, rectum and liver. In January 2025, we announced interim clinical data from multiple clinical trials, including safety and feasibility studies treating patients with pancreatic cancer, a combination study with pembrolizumab in patients with recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC), and other clinical trials. In pooled interim data from three clinical trials of patients with pancreatic cancer, as of January 8, 2025, 41 patients had been treated with Alpha DaRT and 33 patients had a measured objective response and were examined for survival metrics. All patients were able to receive the Alpha DaRT treatment, and 151 adverse events were reported in total, of which 38 were possibly, probably or definitely associated with Alpha DaRT treatment, of which three were deemed serious adverse events, or SAEs. An analysis of best overall response in patients with a measured response showed an 18% objective response rate and 91% disease control rate, which is defined to include patients with stable disease or an objective response. An analysis using Kaplan-Meier statistics indicated median overall survival, or OS, across the 33 patients of 18.6 months from diagnosis or initiation of the previous round of chemotherapy, or 10.9 months from treatment with Alpha DaRT. In addition, ad-hoc analyses of pancreatic cancer population subgroups suggested meaningful improvement in median OS for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, across all analyzed subgroups, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors. In January 2026, final results from our first-in-human study treating patients with pancreatic cancer, conducted in two sites in Montreal, Canada, were presented at the 2026 ASCO Gastrointestinal Cancers Symposium, demonstrating 22% objective response rate and 81% disease control rate, across all 32 patients treated in the study, or 23% ORR and 87% DCR when excluding the first two patients, who were deliberately given low dosages in order to examine feasibility and safety only. In addition, investigators showed data from measurements of immune system markers before and after Alpha DaRT treatment, demonstrating immune system preservation not believed to be typical of conventional radiation therapy treatments.

We also announced in January 2025 the approval of an investigational device exemption, or IDE, from the FDA, to conduct a clinical study examining the combination of Alpha DaRT and first-line chemotherapy in 12 patients with newly diagnosed metastatic pancreatic cancer, which was then further expanded by an IDE supplement to include a total of 30 patients across two cohorts of 15 patients each, one cohort of newly diagnosed metastatic pancreatic cancer and a second cohort of newly diagnosed locally advanced pancreatic cancer. In September 2025 we announced the successful treatment of the first patient in this study, which we expect to finish recruiting patients during the second quarter of 2026, with initial results expected in the second half of 2026. We also announced receipt of regulatory approval from France’s Ministry of Health to initiate a French multi-center study examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer in 40 patients who have responded or had stable disease with first-line FOLFIRINOX chemotherapy.

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

We announced in April 2025 the approval of an IDE from the FDA to conduct a clinical study examining the use of Alpha DaRT in patients with recurrent GBM, an indication for which the Alpha DaRT has received Breakthrough Device Designation. The study is expected to enroll up to ten U.S. patients with recurrent glioblastoma not amenable for surgical resection who have undergone a prior course of central nervous system radiation. The primary objective of the study is to evaluate the feasibility and safety of the treatment following the Company’s promising results from pre-clinical studies. The first patient was treated in this study in December 2025.

We have engaged with a number of prestigious medical and educational institutions and, as of December 31, 2025, have 11 clinical studies ongoing worldwide.

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on over 20 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed from previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases, particularly when used in combination with immunotherapies such as checkpoint inhibitors.

If approved, we expect to commercialize our Alpha DaRT technology first in a large scale launch in the United States before other markets, notwithstanding our existing marketing authorizations in Israel (under which we have not yet commercialized the product) and in Japan (where we have post-marketing surveillance requirements that we are currently focused on satisfying). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe, except for our agreement with HekaBio KK with respect to the commercialization of Alpha DaRT in Japan, which can be terminated with 90 days’ notice.

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

We were incorporated in Israel in 2015 and our headquarters is located in Jerusalem, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, acquiring and building our intellectual property portfolio and conducting research and development activities, including pre-clinical studies and clinical trials, for our Alpha DaRT technology. We do not have any products approved for sale in the United States and have not generated any revenue from product sales. To date, we have funded our operations primarily through private placements of ordinary and convertible preferred shares and funding from government contracts. From inception through December 31, 2025, we have raised an aggregate of $234,192 to fund our operations, of which $225,343 were gross proceeds from the issuance of our shares and $8,849 were gross proceeds from government grants. We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $31,750 and $42,627 for the years ended December 31, 2024 and December 31, 2025, respectively. As of December 31, 2025, we had an accumulated deficit of $190,136. We anticipate that our expenses will increase significantly as we:

●	conduct additional clinical trials of our Alpha DaRT technology;

●	continue to discover and develop additional product candidates;

●	construct manufacturing facilities and supply chain capabilities in multiple geographies of sufficient capacity to provide commercial quantities of our Alpha DaRT products and any other product candidates for which we may obtain marketing approval;

●	seek further regulatory and marketing approvals for our Alpha DaRT technology and any other product candidates that successfully complete clinical trials, if any;

●	develop and execute launch strategies, and establish a sales, marketing and distribution infrastructure to commercialize our Alpha DaRT technology and any other products for which we may obtain regulatory approval in geographies in which we plan to commercialize our products ourselves;

●	maintain, expand and protect our intellectual property portfolio;

●	hire additional staff, including clinical, scientific, technical, regulatory operational, and financial personnel, to execute our business plan; and

●	add clinical, scientific, operational, financial and management information systems and personnel to support our product development and potential future commercialization efforts, and to enable us to continue to operate as a public company.

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

As of December 31, 2025, we had cash and cash equivalents short-term deposits and restricted deposits totaling $76,903. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based these estimates on assumptions that may prove to be imprecise, and we may use our available capital resources sooner than we currently expect. See “Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development of our Alpha DaRT technology and any future product candidates, and because the extent to which we may enter into collaborations with third parties for product development is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research, development and commercialization of our Alpha DaRT technology or any future potential product candidates.

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

Financial Operations Overview

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate substantial revenues from the sale of products in the foreseeable future. If our development efforts for our Alpha DaRT technology or other product candidates are successful and result in further regulatory approvals and successful commercialization efforts, we may generate more substantial revenue in the future from product sales. We cannot predict if, when, or to what extent we will generate substantial revenue from the commercialization and sale of our Alpha DaRT technology or any other product candidates. We may never succeed in obtaining further regulatory approvals for our Alpha DaRT technology or any of our other product candidates that we may develop in the future.

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

Research and development, net

Research and development, net consist primarily of costs incurred for our research activities, including the development of and pursuit of further regulatory approvals of our Alpha DaRT technology, which include:

●	employee-related expenses, including salaries, benefits and share-based compensation expense for personnel engaged in research and development functions;

●	expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with contract research organizations, or CROs, investigative sites and consultants;

●	costs of manufacturing our product candidates or other material costs for use in our preclinical studies and clinical trials, including costs of raw materials, components, and other laboratory materials;

●	consulting and professional fees related to research and development activities;

●	facility costs and other allocated expenses, which include expenses for rent and maintenance of our facility, utilities, depreciation, overhead expenses and other supplies; and

●	registration and maintenance of our intellectual property portfolio.

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

The successful development of our Alpha DaRT technology and other potential future product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of these product candidates. We are also unable to predict when, if ever, we will generate material revenue and net cash inflows from the commercialization and sale of any of our product candidates for which we have obtained or may obtain marketing approval. We may never succeed in achieving further regulatory approvals for any of our product candidates. The duration, costs and timing of preclinical studies, clinical trials and development of our product candidates will depend on a variety of factors, including:

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

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 12, 2025.

The following table summarizes our results of operations for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025	Change	% Change
Operating expenses:
Research and development, net	$27,020	$32,065	$5,045	18.7%
Marketing expenses	2,349	1,860	(489)	(20.8)
General and administrative	6,673	8,363	1,690	25.3
Total operating loss	$36,042	$42,288	$6,246	17.3%
Loss from operations:
Financial (income) expenses, net	(4,298)	218	4,516	(105.1)
Loss before taxes on income	31,744	42,506	10,762	33.9
Tax on income	6	121	115	1,916.7
Net loss	$31,750	$42,627	$10,877	34.3%

Comparison of the Year Ended December 31, 2024 and 2025

Research and development, net

Research and development, net increased by $5,045 from $27,020 for the year ended December 31, 2024 to $32,065 for the year ended December 31, 2025. The increase in research and development expense was primarily attributable to increased employee compensation and benefits, increased costs of raw materials, and increased third-party contractor expenses.

Marketing expenses

Marketing expenses decreased by $489 from $2,349 for the year ended December 31, 2024 to $1,860 for the year ended December 31, 2025. The decrease in marketing expenses was primarily attributable to decreased compensation expenses and travel abroad.

General and administrative

General and administrative expenses increased by $1,690 from $6,673 for the year ended December 31, 2024 to $8,363 for the year ended December 31, 2025. The increase in general and administrative expenses was primarily due to increased employee compensation and benefits, including share-based compensation, and increased professional fees (including legal and IR expenses).

Financial expense (income), net

Financial expenses, net increased by $4,516 from $4,298 financial income for the year ended December 31, 2024 to $218 financial expenses for the year ended December 31, 2025. The increase was primarily attributable to a decrease in income from remeasurement of warrants and in interest from bank deposits as well as increased expense from changes in foreign exchange rates.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through December 31, 2025 primarily through gross proceeds of $225,343 from the issuance of our shares and $8,849 from government grants.

On April 24, 2025, we entered into a share purchase agreement (the “Purchase Agreement”) with Oramed Ltd. (“Oramed”) for the sale of 14,110,121 (the “Shares”) of our ordinary shares, no par value per share (the “Ordinary Shares”), in a registered direct offering (the “Offering”), at a purchase price of $2.612 per share. The closing of the Offering occurred on April 28, 2025 (the “Closing Date”).

We received net proceeds of approximately $36,756 from the Offering, after deducting the estimated offering expenses payable by us. We intend to use the net proceeds from the Offering for general corporate purposes, including research and development-related purposes in connection with our product candidates, for expansion of our manufacturing capabilities and for potential commercialization of our product candidates.

In December 2025, the Company entered into an additional Purchase Agreement with certain investors, pursuant to which the Company issued and sold 2,255,156 ordinary shares at a price of $3.88 per share, which was the closing share price immediately preceding the agreement, resulting in net proceeds of $8,740. Transaction costs were immaterial.

The following table provides information regarding our total cash and cash equivalents, short term deposits and restricted deposits for the periods presented:

	As of December 31,
	2024	2025
Cash and cash equivalents	$13,724	$12,202
Short-term deposits	45,876	60,924
Restricted deposits	3,255	3,777
	$62,855	$76,903

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	As of December 31,
	2024	2025
Net cash used in operating activities	$(19,783)	$(26,681)
Net cash provided (used in) by investing activities	20,768	(20,588)
Net cash provided by financing activities	25	45,768
Effect of exchange rate changes on cash, cash equivalents and restricted cash	57	(21)
Increase (decrease) in cash, cash equivalents and restricted cash	$1,067	$(1,522)

Net cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $26,681 for the year ended December 31, 2025, compared to $19,783 for the year ended December 31, 2024. The increase of $6,898 was primarily attributable to an increase in net loss of $10,877, a $285 decrease in non-cash financial expenses, net, and a $628 lower increase in trade payables, offset by an increase of $701 in share based compensation, an increase of $2,275 in the change in fair value of warrants liabilities, a $472 greater increase in other payables and accrued expenses, a $537 lower increase in prepaid expenses and other receivables and a $703 lower decrease in operating lease liabilities.

Net cash provided by (used in) investing activities

Net cash used in investing activities was $20,588 for the year ended December 31, 2025 compared to $20,768 provided by investing activities for the year ended December 31, 2024. The decrease in cash provided from investing activities of $41,356 was primarily attributed to a decrease of $92,214 in proceeds from short-term bank deposits and a $3,837 increase in purchase of property and equipment, offset by a $54,592 decrease in investment in short-term bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $45,768 for the year ended December 31, 2025 compared to $25 for the year ended December 31, 2024. The increase of $45,743 was primarily attributable to an increase of $45,496 in proceeds from issuance of Ordinary shares, net.

Effect of exchange rate changes on cash, cash equivalents and restricted cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was $(21) for the year ended December 31, 2025 compared to $57 for the year ended December 31, 2024. The decrease of $78 was primarily attributable to changes in the exchange rate between the U.S. Dollar and the NIS.

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

Contractual Obligations and Commitments

The following table summarizes our significant and non-cancellable contractual obligations as of payment due date by period at December 31, 2025:

	Payments Due by Period Ended December 31,
	Total	2026	2027	2028	2029	Thereafter
Operating leases (facilities and motor vehicles)	$9,725	$1,174	$1,156	$1,014	$964	$5,417
Total	$9,725	$1,174	$1,156	$1,014	$964	$5,417

We have received royalty bearing grants from the IIA to finance our research and development programs in Israel, through which we received IIA participation payments in the aggregate amount of $5,533 through December 31, 2025. In return, we are committed to pay IIA royalties at a rate of 3% of future sales of the developed products, up to 100% of the amount of grants received plus interest, calculated using LIBOR rate until December 31, 2023, and SOFR interest thereafter. Through December 31, 2025, no royalties have been paid or accrued. In addition, under the intellectual property purchase agreement with Althera, we assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty bearing grants received by Althera (plus accrued interest at LIBOR or SOFR rate). Our liability to the IIA at December 31, 2025, including royalty bearing grants we received, grants assumed from Althera and the associated interest accrued on all such grants, totaled $7,687.

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

Under an Operations Partner Agreement between us and services provider HekaBio K.K. of May 21, 2019, as amended, we make certain payments to HekaBio K.K. in exchange for clinical trial, consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, we are to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by us from distribution receipts (as defined in the agreement) for such products in Japan. In March 2026, we entered into a commercial agreement with HekaBio K.K. related to the distribution of the Alpha DaRT in Japan following the receipt of shonin pre-market approval of Alpha DaRT for use in patients with unresectable locally advanced or locally recurrent head & neck cancer from the MHLW. The agreement provides for terms related to the roles and responsibilities of each party as well as defining a split of potential revenues and liabilities, with a focus on treating patients under the pre-market approval in the context of the post-marketing surveillance study. The agreement can be terminated with 90 days’ notice.

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

On April 24, 2025, we entered into a Strategic IR/PR Services Agreement (the “Strategic Services Agreement”) with Oramed, whereby we engaged Oramed, on a non-exclusive basis, to provide us with comprehensive strategic investor relations and public relations management services in territories including the United States, Israel and South Korea.

As consideration for the services under the Strategic Services Agreement, we agreed to pay Oramed a non-refundable fee of $3,000, with $500 payable upon execution of the Strategic Services Agreement and the remaining $2,500 payable in five equal installments every six months following the date of the Strategic Services Agreement. In addition, as approved by our shareholders at our annual general meeting on June 17, 2025, we issued to Oramed 3,237,000 warrants to purchase our Ordinary shares.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2024 and 2025, our cash equivalents consisted of interest-bearing checking accounts and deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term nature and the low risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents or on our financial position or results of operations.

We operate primarily in Israel and the majority of our expenses are denominated in NIS. We are subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to our foreign currency exposures for the years ended December 31, 2024 and 2025, a 10% unfavorable movement in foreign currency exchange rates would have increased our operating expenses by approximately 4.7% and 5.6%, respectively.

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

For a description of our intellectual property, please see “Item 4.B” above under “Intellectual Property.”

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

The fair value of the warrants issued to the public shareholders of HCCC in conjunction with the Merger (the “Public Warrants”) and the warrants issued to the sponsor of HCCC in conjunction with the Merger (the “Private Warrants”) is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management and Board of Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of March 1, 2026:

Name	Age	Position
Executive Officers
Uzi Sofer	56	Chief Executive Officer, Chairman and Director
Raphi Levy	41	Chief Financial Officer
Prof. Yona Keisari	79	Chief Scientific Officer
Robert Den, M.D.	47	Chief Medical Officer
Amnon Gat	51	Chief Operations Officer
Ronen Segal	54	Chief Technology Officer

Non-Employee Directors
Michael Avruch	56	Director
Ruth Alon(1)(4)	74	Director
S. Morry Blumenfeld, Ph.D(2)(3)(4)	88	Director
Nadav Kidron	51	Director
Maya Netser(2)(3)(4)	55	Director
Alan Adler(1)(4)	85	Director
David M. Milch, M.D(1)(2)(3)(4)	71	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

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

Professor Yona Keisari co-founded Alpha Tau and, together with Prof. Itzhak Kelson, invented the Alpha DaRT® technology in 2003. Prof. Keisari served as our Chief Biological Officer from 2016 until 2019 and has served as Chief Scientific Officer since 2019. Prof. Keisari was a faculty member at the Department of Clinical Microbiology and Immunology, Faculty of Medicine, Tel Aviv University, Israel from 1979 until 2015, and served as Full Professor from 2002 until 2015, at which time he became Professor Emeritus. Prof. Keisari’s studies focus on the activation of systemic anti-tumor immune reactivity through in-situ destruction of solid cancers with Alpha DaRT, and developing means to improved eradication of metastases. Prof. Keisari has co-authored 108 peer-reviewed scientific papers and is an editorial board member of nine journals. He co-founded and served as president of the Israeli Society for Cancer Research from 2013 until 2015 and has served as treasurer of The International Cancer Microenvironment Society since 2015. Prof. Keisari holds an M.Sc. in Microbiology and Immunology and a Ph.D. in Immunology from Tel Aviv University, and was a postdoctoral fellow at the National Cancer Institute of the NIH in Bethesda, MD.

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

Amnon Gat has served as our Chief Operations Officer since 2018, after having served as our VP of Marketing and Business Development and then VP of Operations between 2016 and 2018. Mr. Gat also served as a director of Alpha Tau Medical Canada from 2019 until 2021. Mr. Gat has over 20 years of experience in the medical device and healthcare industries. Prior to joining us, Mr. Gat held managerial positions in public and private companies, such as Brainsway Ltd. (NASDAQ: BWAY) from 2011 until 2015, OSG Optimal Strategix Group, Inc. from 2010 until 2011, and Truphatek International Ltd. from 2007 until 2009, and served as a senior paramedic in the Israeli national emergency services. Mr. Gat holds a BA from The Open University of Israel and an MBA in International Management and Marketing from the Interdisciplinary Center, Herzliya.

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

S. Morry Blumenfeld, Ph.D. has served as a member of our board of directors since 2016. Dr. Blumenfeld is President and CEO of Quescon Consultants Ltd, a medical device consulting company, as position he has held since 2012. Dr. Blumenfeld is also a Venture Partner for MedTech Investments at OurCrowd and is the Founding Partner of Meditech Advisors LLC, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after 34 years with the company, where he helped initiate both GE’s CT and MRI business lines as well as the initial use of MR guided Focused Ultrasound, now being used by Insightec. Currently, Dr. Blumenfeld serves on the board of directors of a number of private medical device and technology companies, including Quescon Consultants since 2012 and Momentis since 2016. Dr. Blumenfeld holds a B.A.Sc in Engineering Physics, an M.A. in Molecular Physics and a Ph.D. in Molecular Physics from the University of Toronto. We believe that Dr. Blumenfeld’s industry experience qualifies him to serve on our board of directors.

Nadav Kidron has served as a member of our board of directors since May 12, 2025. Mr. Kidron was appointed President, Chief Executive Officer and director of Oramed Pharmaceuticals, Inc. (Nasdaq: ORMD) in March 2006, and chairman of the board of directors of Oramed effective as of June 30, 2022. He is also chairman of the board of MDG Real Estate Global, Ltd., director of Israel Advanced Technology Industries organization and until 2016 was a director of Entera Bio Ltd. In 2009, he was a fellow at the Merage Foundation for U.S.-Israel Trade Programs for executives in the life sciences field. From 2003 to 2006, he was the managing director of the Institute of Advanced Jewish Studies at Bar Ilan University. From 2001 to 2003, he was a legal intern at Wine, Mishaiker & Ernstoff Law Offices in Jerusalem, Israel. Mr. Kidron holds an LL.B. and an International MBA from Bar Ilan University, Israel. We believe that Mr. Kidron’s qualifications to serve on our Board include his biotechnology industry experience, his experience in capital markets, as well as his knowledge and familiarity with corporate management.

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

Alan Adler has served as a member of our board of directors since 2018. Mr. Adler served as a chairman of the board of directors and chief executive officer of Israeli-based Oridion Systems Ltd, from 2004 until the company was acquired by Medtronic plc, f/k/a Covidien (NYSE: MDT), in 2012. Prior to that, he gained over 14 years of experience as a principal at McKinsey & Company and, afterwards, as a senior partner at Evergreen Venture Partners, an Israeli venture capital group. Mr. Adler currently serves as a member of the board of directors of a number of private technology and life science companies, including Renalguard Solutions Inc. since March 2017, Scopio Labs Inc. since April 2018, and Pardes Institute of Jewish Studies since 2012. Mr. Adler holds a B.Sc. in Mathematics from Rensselaer Polytechnic Institute and an MBA with honors from Stanford University. We believe that Mr. Adler’s financial and industry experience qualify him to serve on our board of directors.

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

Other than as described below, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

According to the terms of the Oramed Purchase Agreement, Oramed had the right to nominate two persons to serve on our Board, subject to certain customary conditions, and we have agreed not to increase the size of the Board above eight members without the prior written consent of Oramed, until such time as (i) Oramed owns less than 10% of our outstanding share capital or (ii) is not our largest shareholder. Mr. Nadav Kidron was selected by Oramed as its nominee and on May 12, 2025, our Board appointed Mr. Kidron as a Class I director and he was later reelected as a director at the Company’s 2025 annual meeting.

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

Compensation of Executive Officers and Directors

The aggregate cash compensation and benefits in kind, paid by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2025 was approximately $3.96 million. This amount includes $252 of amounts set aside or accrued to provide pension, severance, retirement, health or similar benefits or expenses as well as other benefits commonly reimbursed or paid by companies in Israel or the U.S. In addition, in 2025 we granted to our executive officers and directors a total of 577,456 restricted share units and 1,905,133 options to purchase our ordinary shares with a weighted average exercise price of $2.90. Both the share options and restricted share units commenced vesting only following the consummation of the Business Combination. General vesting terms for the options and restricted share units will vest over a 4-year period therefrom and the options typically expire 10 years from the date of grant. In certain cases our Board of Directors, in line with the compensation policy approved by our shareholders, approved differing vesting terms for certain members of our senior management or board of directors.

For 2026, we expect that the aggregate base compensation payable by us and our subsidiaries to our executive officers and directors as a group will be in the aggregate amount of approximately $2.8 million. This amount excludes potential salary raises, bonuses and share-based compensation, which have not yet been determined for 2026.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2025, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

●	Mr. Uzi Sofer, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2025 of $722 in salary expenses and social benefits costs.

●	Dr. Robert Den, Chief Medical Officer. Compensation expenses recorded in 2025 of $360 in salary expenses and $46 in social benefits costs.

●	Mr. Raphi Levy, Chief Financial Officer. Compensation expenses recorded in 2025 of $377 in salary expenses and $57 in social benefits costs.

●	Mr. Ronen Segal, Chief Technology Officer. Compensation expenses recorded in 2025 of $210 in salary expenses and $77 in social benefits costs.

●	Mr. Amnon Gat, Chief Operating Officer. Compensation expenses recorded in 2025 of $196 in salary expenses and $55 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, Company car expenses, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses or commissions to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2025 cash bonus or commissions expenses for Mr. Sofer, Dr. Den, Mr. Levy and Mr. Segal, as provided for in our 2025 financial statements, were $539, $350, $329 and $148, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025 for Mr. Sofer, Dr. Den, Mr. Levy, Mr. Segal and Mr. Gat, as provided for in our 2025 financial statements, were $2.62 million, $822, $994, $574 and $741, respectively.

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

As of December 31, 2025, options to purchase 11,018,135 ordinary shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $4.33 per ordinary share. As of December 31, 2025, 440,721 restricted share units granted to our executive officers and directors were outstanding under our equity incentive plans.

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

Authorized Shares. As of December 31, 2025, there were 10,974,282 ordinary shares reserved and available for issuance under the 2021 Plan.

Shares Available for Grants. As of January 1, 2026, the maximum number of ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 27,315,022 ordinary shares plus (and without the need to further amend the 2021 Plan), (ii) any shares subject to awards under the 2016 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2027 and on January 1st of each calendar year thereafter and through January 1, 2032, equal to the lesser of (A) 4% of our outstanding ordinary shares on the last day of the immediately preceding calendar year; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year in which the increase will occur, provided that no more than 125,000,000 ordinary shares may be issued upon the exercise of Incentive Stock Options. Any shares (a) underlying the 2021 Plan or the 2016 Plan that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of shares, for any reason, without having been exercised; (b) if permitted by us, shares tendered to pay the exercise price or other purchase price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Plan; or (c) if permitted by us, subject to an award granted under the 2021 Plan or the 2016 Plan that are not delivered to a grantee because such shares are withheld to pay the exercise price of such award, or withholding tax obligations with respect to such award; shall automatically, and without any further action on our part or the part of any grantee be available for grant of awards and issuance under the 2021 Plan, unless determined otherwise by the board of directors. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion (provided that such reduction does not derogate from any issuance of shares in respect of 125,000,000 awards then outstanding).

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

Authorized Shares. As of January 1, 2026, a total of 4,257,358 ordinary shares are available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2027 fiscal year and through our 2032 fiscal year, such pool of ordinary shares shall be increased by that number of ordinary shares equal to the lesser of:

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

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Uzi Sofer, Nadav Kidron and Michael Avruch are independent under such rules.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Alan Adler, S. Morry Blumenfeld and Nadav Kidron, and their terms will expire at the annual general meeting of shareholders to be held in 2028;

●	the Class II directors are David Milch and Ruth Alon, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Michael Avruch, Maya Netser and Uzi Sofer, and their term will expire at our annual meeting of shareholders to be held in 2027.

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules, and the listing rules of Nasdaq. These responsibilities include:

●	appointing, retaining, and overseeing our independent auditors and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders as well;

●	ensuring that the independent auditor prepares and delivers, at least annually, a written statement delineating all relationships between the independent auditor and Alpha Tau, actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that, in the Committee’s view, may impact the independent auditor’s objectivity and independence, and, if the Committee determines that further inquiry is advisable, will take appropriate action in response to the independent auditor’s report to satisfy itself of the auditor’s independence;

●	overseeing the accounting and financial reporting processes of our company;

●	reviewing transactions (other than transactions related to compensation or terms of services) between the Company and officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law and the Nasdaq rules;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

●	discussing Alpha Tau’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	setting clear hiring policies for employees or former employees of Alpha Tau’s independent auditor;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms; and

●	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the submission by employees of concerns regarding questionable accounting or auditing matters.

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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the listing rules of Nasdaq and include among others:

●	recommending to our board of directors for its approval a compensation policy, in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans, and equity-based compensation plans, overseeing the development and implementation of such policies, and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●	establishing annual goals and objectives for the Chief Executive Officer and other executive officers, and administering equity-based compensation plans, including without limitation approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards; and

●	approving certain transactions regarding office holders’ compensation pursuant to the Companies Law.

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

Disclosure of personal interests of an office holder and approval of certain transactions

The Companies Law requires that an office holder promptly disclose to the board of directors or to a committee thereof any personal interest and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

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

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party;

●	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not exempt, indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except with respect to insurance coverage or indemnification, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction, or forfeit levied against the office holder.

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

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

As of December 31, 2025, we had 121 FTEs across 4 offices in 4 countries, with 110 FTEs in research and development and related activities.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2026 by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of March 1, 2026. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

Except as otherwise noted herein, the number and percentage of our ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our ordinary shares as to which the holder has sole or shared voting power or investment power and also any of our ordinary shares which the holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right. The column entitled “Percentage of Outstanding Shares” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

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

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares
All 5% or Greater Shareholders Directors and Named Executive Officers
Oramed Ltd. (1)	17,706,335	19.4%
Uzi Sofer(2)	14,479,601	16.0%
Raphi Levy(3)	1,640,173	1.8%
Yona Keisari(4)	668,661	*
Robert Den(5)	1,545,396	1.7%
Amnon Gat(6)	1,147,312	1.3%
Ronen Segal(7)	998,153	1.1%
Michael Avruch(8)	1,839,548	2.1%
Ruth Alon(9)	163,112	*
S. Morry Blumenfeld(10)	369,040	*
Maya Netser(11)	13,980	*
Alan Adler(12)	267,636	*
David Milch(13)	300,855	*
Nadav Kidron(14)	14,148	*
All executive officers and directors as a group (13 persons)	41,153,950	41.4%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Based on information provided to the Company by the reporting person, consists of (i) 14,110,121 ordinary shares and 3,237,000 warrants to purchase ordinary shares held by Oramed Ltd. exercisable within 60 days of March 1, 2026, and (ii) 359,214 ordinary shares held by Oramed Pharmaceuticals Inc. (the “Oramed entities”). The Oramed entities have shared voting and shared dispositive power over 14,469,335 shares. Oramed Ltd. directly holds the ordinary shares of the Company. Oramed Pharmaceuticals Inc. is the sole owner of Oramed Ltd. The principal business address of Oramed Pharmaceuticals Inc. is 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036. The principal business address of Oramed Ltd. is 20 Mamilla Avenue, 3rd Floor, Jerusalem, 9414904, Israel.

(2)	Consists of (i) 11,515,314 ordinary shares and (ii) 2,964,287 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2026.

(3)	Consists of 1,640,173 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2026.

(4)	Consists of (i) 503,489 ordinary shares and (ii) 165,172 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

(5)	Consists of 1,545,396 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

(6)	Consists of (i) 68,475 ordinary shares and (ii) 1,078,837 ordinary shares subject to RSUs or options, which are exercisable within 60 days of March 1, 2026.

(7)	Consists of 998,153 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

(8)	Consists of (i) 1,196,574 ordinary shares held directly by Mr. Avruch, (ii) 321,020 ordinary shares held by Mr. Avruch’s spouse, and (iii) 321,954 ordinary shares subject to RSUs or options granted to Mr. Avruch, which are exercisable within 60 days of March 1, 2026.

(9)	Consists of 163,112 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

(10)	Consists of (i) 47,086 ordinary shares and (ii) 321,954 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

(11)	Consists of 13,980 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

(12)	Consists of 267,636 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

(13)	Includes (i) 163,112 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026, (ii) 88,743 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”), and (iii) 49,000 warrants to purchase ordinary shares held by the Sponsor, exercisable within 60 days of March 1, 2026. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(14)	Consists of 14,148 ordinary shares subject to RSUs or options exercisable within 60 days of March 1, 2026.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, including with respect to the beneficial ownership of the Oramed entities, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Other than the voting undertakings under the Amended Investors’ Rights Agreement, described below under “Related Party Transactions-Rights of Appointment,” no major shareholders listed above had or have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2026, there were 120 registered holders of our ordinary shares, (one of which (Cede & Co.) is a United States registered holder, holding approximately 72.45% of our outstanding ordinary shares).

B.	Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2025 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities.

Rights of appointment

According to the terms of the Oramed Purchase Agreement, on or before the three month anniversary of April 28, 2025, Oramed had the right to nominate two persons to serve on our Board, subject to certain customary conditions, and we have agreed not to increase the size of the Board above eight members without the prior written consent of Oramed, until such time as (i) Oramed owns less than 10% of our outstanding share capital or (ii) is not our largest shareholder. Mr. Nadav Kidron was selected by Oramed as its nominee and on May 12, 2025, our Board appointed Mr. Kidron as a Class I director and he was later reelected as a director at the Company’s 2025 annual meeting.

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

Form F-1 Demand Rights. At any time after 180 days following the closing of the Merger Agreement and expiration or waiver of any lockup applicable to the Investors, with respect to an IPO which is a SPAC, and in all cases until the five years thereafter, the Investors holding a majority of the Registrable Securities then held by the Investors or other holders of a majority of the Registrable Securities, can provide us with written request to file a registration statement on Form F-1 in respect of the Registrable Securities. Within 14 days of the receipt of a request to effect such registration, we must give written notice of the request to the other holders of the Registrable Securities, and use our best efforts to effect the registration together with all or such portion of the registrable securities of any other holders joining in such request (as specified by notice given by each such other holder to us, within 20 days of the date of our notice to such holders), within 90 days. We are not required to effect more than two registrations on Form F-1. In addition, we are only required to effect any such registration if the anticipated aggregate proceeds will be at least US $5 million (net of underwriting discounts and commissions) and if such registration could not be effected on Form F-3. Furthermore, we are not required to effect such requested registration within the period that is 60 days before our good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-registered registration on Form F-1 or F-3, initiated by holders of Registrable Securities, or if the holders of Registrable Securities had an opportunity to participate during such period in any offering initiated by us, provided that we have actively employed good faith efforts to cause such registration statement to become effective.

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

In the case of a piggyback offering, we are required to include in the offering only that number of shares that the underwriters determine in their sole discretion will not jeopardize the success of the offering. If the underwriters determine that less than all Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included shall be allocated as follows: first, all the securities to be included by the Company; second, Preferred Registrable Securities (on a pro rata basis); and third, Ordinary Registrable Securities (on a pro rata basis); provided, however, that: (i) the number of Registrable Securities in the offering may be reduced only if all other shareholders’ securities are first entirely excluded from the offering; and (ii) in no event shall the number of Registrable Securities included in the offering be reduced below 50% of the total number of securities included in the offering (unless such offering is an IPO, in which case the selling holders may be excluded further).

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

None.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, likely have a significant effect on our financial position or profitability. For more information regarding risks related to litigation, see “Risk Factors-Risks Related to Our Business and Industry-Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such lawsuits will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.”

Dividend Policy

We have never declared or paid any dividends and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information. See also “Item 3.D. Risk Factors-Risks Related to Ownership of Our Ordinary Shares --We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for such shares.

Payment of dividends may be subject to Israeli withholding taxes. See “Israeli Tax Considerations and Government Programs” for additional information.

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

Except as otherwise disclosed in this Annual Report in Item 4.A “History and Development of the Company,” Item 4.B “Business Overview,” Item 5.B “Operating and Financial Review and Prospects-Liquidity and Capital Resources,” Item 6.C “Board Practices,” Item 7.B “Related Party Transactions” and Item 19 “Exhibits,” we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, traders in securities, not for profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” or to a Special Preferred Enterprise will be generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).

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

On January 15, 2020, we received a Tax Ruling from the ITA regarding our entitlement to tax benefits as a Preferred Technological Enterprise subject to the compliance with the conditions settled in such Tax Ruling and in the Investment Law. The Tax Ruling is valid from 2020 until tax year 2024 (inclusive), and we are currently working to receive an updated Tax Ruling for future years. There is no assurance that we will continue to meet all the terms and conditions required under the Tax Ruling and the Investment Law that will allow us to enjoy any tax benefits under the Investment Law.

We believe that we may be eligible to the tax benefits under the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will generally be exempt from Israeli capital gains tax unless, among others, the shares were held through a permanent establishment that the non-resident maintains in Israel. If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2025), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2025) and a marginal tax rate of up to 47% for an individual in 2025 (excluding surtax as discussed below)), unless contrary provisions in a relevant tax treaty apply. Non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation alone or together with a relative or another person who collaborates with it or together with another Israeli resident or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technology Enterprise or such lower rate as may be provided in an applicable tax treaty. For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, that are paid to a United States corporation holding 10% or more of the outstanding voting capital of the Israeli resident paying corporation throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income of the Israeli resident paying corporation for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to certain corporate tax benefits under the Investment Law. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. resident maintains in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise, or a Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided, inter alia, that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) in the case of individuals, the taxpayer is not obligated to pay surtax (as further explained below).

Surtax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

We believe we were a PFIC in 2025. However, there can be no assurances in this regard, nor can there be any assurances that we will or will not be treated as a PFIC in any future taxable year. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, there is a risk that we may continue to be treated as a PFIC for future taxable years. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a position contrary to position taken by us or that a court will not sustain such a challenge by the IRS.

Whether we or any of our subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether we or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ shares and assets. Changes in the composition of our or any of our subsidiaries’ income or composition of our or any of our subsidiaries’ assets may cause us or any of our subsidiaries to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns our ordinary shares or warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, our ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Foreign currency risk

Our financial results are reported in U.S. dollars, changes in exchange rate between the USD and local currencies in those countries in which we operate (primarily the NIS) may affect the results of our operations. The USD cost of our operations in countries other than the United States, is negatively influenced by revaluation of the USD against other currencies.

During 2025, the value of the U.S. dollar strengthened against the NIS by approximately 12.5%. Our most significant foreign currency exposures are related to our operations in Israel.

With respect to our foreign currency exposures for the years ended December 31, 2024 and 2025, a 10% unfavorable movement in foreign currency exchange rates would have increased our operating expenses by approximately 4.7% and 5.6%, respectively.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term debt other than our $6,352 loan from Bank Leumi Le-Israel BM in connection with the acquisition of a long-term leasehold on a plot of land in Jerusalem.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Item 16C. Principal Accountant Fees and Services

Our consolidated financial statements at December 31, 2024 and 2025, and for each of the two years in the period ended December 31, 2025, appearing in this Annual Report have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2024 and 2025, and breaks down these amounts by category of service:

	2024	2025
	(in thousands)
Audit Fees (1)	$220	$251
Audit Related Fees (2)	-	15
Tax Fees (3)	15	21
Total	$235	$287

(1) Audit Fees

Audit fees – Include fees for the audit of our annual financial statements and review of our interim financial information.

(2) Audit Related Fees

Audit related fees – Services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(3) Tax Fees

Tax fees – Ongoing tax and grant-related advisory, tax compliance and tax planning services.

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

Key elements of our cybersecurity risk management program include but are not limited to the following:

●	risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;

●	a designated team principally responsible for managing and evolving (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

●	cybersecurity awareness training of our employees, including our incident response personnel, and senior management; and

●	a third-party risk management process for service providers based on our assessment of their criticality to our operations, and based on our expectation of their access to sensitive company and/or patient data in the course of their provision of services, and respective risk profile.

We have not identified particular risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, which have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats which, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors - “Our information technology systems, or those of any of our existing or potential future collaborators, trial sites, CROs or other contractors or consultants, may fail or suffer system failures and security breaches, which could result in a material disruption of our product development programs.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the “Committee”) oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program. The Committee has received a report from management in connection with an internal audit performed assessing our cybersecurity risks. In addition, management is charged with updating the Committee, where it deems appropriate, regarding any cybersecurity incidents it considers to be significant or potentially significant.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of Alpha Tau Medical Ltd.	20-F	001-41316	1.1	March 9, 2023
2.1	Description of Securities.	20-F	001-41316	2.1	March 12, 2025
2.2	Specimen Ordinary Share Certificate of Alpha Tau Medical	F-4	333-258915	4.5	January 5, 2022
4.1††	Form of Director and Officer Indemnification Agreement.	F-4	333-258915	10.10	December 1, 2021
4.2††	Compensation Policy for Directors and Officers.	F-4	333-258915	10.11	December 1, 2021
4.3††	2016 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.7	August 18, 2021
4.4††	2021 Share Incentive Plan of Alpha Tau Medical Ltd.	F-4	333-258915	10.8	December 1, 2021
4.5††	2021 Employee Share Purchase Plan of Alpha Tau Medical.	F-4	333-258915	10.9	December 1, 2021
4.6	Amended and Restated Warrant Agreement, dated as of March 7, 2022, between, Alpha Tau Medical, Continental Stock Transfer & Trust Company and Healthcare Capital Corporation.	20-F	001-41316	4.9	March 28, 2022

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.7	Amended and Restated Investor Rights Agreement dated as of July 7, 2021 by and among Alpha Tau Medical Ltd. and certain shareholders of Alpha Tau Medical Ltd.	F-4	333-258915		August 18, 2021
4.8	Share Purchase Agreement, dated April 24, 2025, between Alpha Tau Medical Ltd. and each purchaser identified in the signature page therein	6-K	001-41316	10.1	April 28, 2025
4.9	Warrant Agreement, dated June 17, 2025, by and between Alpha Tau Medical Ltd. and Oramed Ltd.	F-3	333-288240	4.3	June 23, 2025
4.10	Warrant Agreement, dated June 17, 2025, by and between Alpha Tau Medical Ltd. and Oramed Ltd.	F-3	333-288240	4.4	June 23, 2025
8.1	List of Subsidiaries.	20-F	001-41316	8.1	March 9, 2023
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm					*
97	Alpha Tau Compensation Recovery Policy	20-F	001-41316	97	March 7, 2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)					*

*	Filed herewith.

**	Furnished herewith.

†	Schedules and exhibits to this Exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Indicates management contract or compensatory plan or arrangement.

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

ALPHA TAU MEDICAL LTD.

Date: March 9, 2026	By:	/s/ Uzi Sofer
	Name:	Uzi Sofer
	Title:	Chief Executive Officer

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144A Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALPHA TAU MEDICAL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alpha Tau Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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
March 9, 2026

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$13,724	$12,202
Short-term deposits		45,876	60,924
Restricted deposits		3,255	3,777
Prepaid expenses and other receivables	3	1,374	1,395

Total current assets		64,229	78,298

LONG-TERM ASSETS:
Long-term prepaid expenses		432	479
Property and equipment, net	4	13,934	19,661
Operating lease right-of-use assets	5	7,609	7,214

Total long-term assets		21,975	27,354

Total assets		$86,204	$105,652

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2024	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$3,531	$3,868
Other payables and accrued expenses	6	4,133	5,508
Current maturities of operating lease liabilities	5	1,011	1,131

Total current liabilities		8,675	10,507

LONG-TERM LIABILITIES:
Long-term loan	7	5,561	6,352
Warrants liability	8	3,338	5,354
Operating lease liabilities	5	5,964	6,243
Deferred tax liability		-	97

Total long-term liabilities		14,863	18,046

Total liabilities		23,538	28,553

COMMITMENTS AND CONTINGENCIES	10

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2024 and 2025; Issued and outstanding: 70,380,570 and 88,009,737 shares as of December 31, 2024 and 2025, respectively	11	-	-
Additional paid-in capital		210,175	267,235
Accumulated deficit		(147,509)	(190,136)

Total shareholders’ equity		62,666	77,099

Total liabilities and shareholders’ equity		$86,204	$105,652

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2023	2024	2025

Research and development, net		$26,424	$27,020	$32,065

Marketing expenses		1,924	2,349	1,860

General and administrative		7,332	6,673	8,363

Total operating loss		35,680	36,042	42,288

Financial (income) expenses, net	12	(6,539)	(4,298)	218

Loss before taxes on income		29,141	31,744	42,506

Tax on income		16	6	121

Net loss		29,157	31,750	42,627

Net comprehensive loss		$29,157	$31,750	$42,627

Net loss per share, basic and diluted		$(0.42)	$(0.45)	$(0.53)

Weighted-average shares used in computing net loss per share, basic and diluted		69,377,922	69,927,566	80,581,440

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balances as of January 1, 2023	69,105,000	$-	$192,259	$(86,602)	$105,657

Exercise of Warrants to Ordinary shares	68,221	-	-	-	-
Vesting of RSUs	453,831	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	43,560	-	49	-	49
Share-based compensation	-	-	7,926	-	7,926
Net loss	-	-	-	(29,157)	(29,157)

Balances as of December 31, 2023	69,670,612		200,234	(115,759)	84,475

Vesting of RSUs	687,356	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	22,602	-	25	-	25
Share-based compensation	-	-	9,916	-	9,916
Net loss	-	-	-	(31,750)	(31,750)

Balances as of December 31, 2024	70,380,570	-	210,175	(147,509)	62,666

Vesting of RSUs	861,192	-	-	-	-
Issuance of Ordinary shares upon exercise of share options	176,496	-	272	-	272
Share-based compensation	-	-	10,617	-	10,617
Issuance of Ordinary shares	16,591,479	-	46,171	-	46,171
Net loss	-	-	-	(42,627)	(42,627)

Balances as of December 31, 2025	88,009,737	$-	$267,235	$(190,136)	$77,099

The accompanying notes are an integral part of the consolidated financial statements.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net loss	$(29,157)	$(31,750)	$(42,627)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,074	1,102	1,232
Loss from property and equipment disposals	-	-	35
Share-based compensation	7,926	9,916	10,617
Non-cash financial expenses (income), net	1,740	40	(245)
Decrease (increase) in prepaid expenses and other receivables	281	(558)	(21)
(Increase) decrease in long-term prepaid expenses	(80)	39	(47)
Change in the fair value of warrants liabilities	(2,033)	(259)	2,016
Increase in trade payables	1,143	965	337
Increase in other payables and accrued expenses	1,228	659	1,131
Increase in deferred taxes liability	-	-	97
Change in operating lease liabilities	(809)	(726)	(23)
Change in operating lease right-of-use assets	729	789	817
Net cash used in operating activities	(17,958)	(19,783)	(26,681)

Cash flows from investing activities:
Investment in short-term deposits	(163,629)	(125,082)	(70,490)
Investment in restricted deposit	(3,152)	(103)	-
Proceeds from short-term deposits	191,864	148,191	55,977
Purchase of property and equipment	(6,401)	(2,238)	(6,075)
Net cash provided by (used in) investing activities	18,682	20,768	(20,588)

Cash flows from financing activities:
Proceed from short-term loan	-	-	5,152
Repayment of short-term loan	-	-	(5,152)
Proceeds from long-term loan	5,248	-	-
Proceeds from issuance of Ordinary shares, net	-	-	45,496
Proceeds from exercise of options	49	25	272
Net cash provided by financing activities	5,297	25	45,768

Effect of exchange rate changes on cash and cash equivalents	(50)	57	(21)

Increase (decrease) in cash and cash equivalents	5,971	1,067	(1,522)
Cash and cash equivalents at the beginning of the year	6,686	12,657	13,724
Cash and cash equivalents at the end of the year	$12,657	$13,724	$12,202

Supplemental disclosure of cash flows information:
Income taxes paid	$16	$5	$4
Interest received	$6,160	$4,424	$2,780
Interest paid	$52	$321	$381

Supplemental disclosure of noncash investing and financing activities:
Operating lease liabilities arising from obtaining right of use assets	$3,304	$35	$422
Purchases of property and equipment in exchange for Ordinary shares	$-	$-	$675
Purchases of property and equipment in other payables and accrued expenses	$-	$-	$244

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

The Company began trading on the Nasdaq Capital Market on March 8, 2022, following the completion of its merger with Healthcare Capital Corp (“HCCC”), a special purpose acquisition company (the “Merger”). HCCC was dissolved in July 2022.

b.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain further marketing approvals from regulatory authorities; access potential markets; and build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

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

As of December 31, 2025, the Company had cash, cash equivalents, short-term deposits and restricted deposits of $76,903. During the year ended December 31, 2025, the Company incurred a net loss of $42,627 and had negative cash flows from operating activities of $26,681. In addition, the Company had an accumulated deficit of $190,136 on December 31, 2025. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for the foreseeable future.

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

For the years ended December 31, 2023, 2024 and 2025 there were no impairment losses identified.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases:

The Company determines if an arrangement is a lease at inception in accordance with ASC 842, Leases. The Company currently does not have any finance leases.

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

Payments under the Company’s lease agreements are primarily fixed; however, certain leases include variable lease payments, including payments based on a Consumer Price Index (“CPI”). Variable lease payments based on a CPI are initially measured using the index in effect at lease inception and are not subsequently adjusted unless the lease liability is reassessed for other reasons. Any additional payments resulting from changes in the CPI are expensed as incurred and are not included in the operating lease ROU assets and liabilities.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognized IIA’s participations in research and development as a reduction from research and development expenses in the amount of $841, $87 and $0 for the years ended December 31, 2023, 2024 and 2025, respectively.

Additionally, the Company received non-royalty-bearing grants from the Jerusalem Development Authority and the Authority for Investments and Development of the Industry and Economy. For the years ended December 31, 2023, 2024, and 2025, these grants reduced the Company’s research and development expenses by $483, $1,181 and $0, respectively.

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

The Company used the following assumptions for options granted to employees and non-employees:

		Year ended December 31,
		2023	2024	2025

Expected term (years)	1	2.5-6.1	1.1-6.1	5.5-6.12
Expected volatility	2	50.6%-58.0%	52.2%-93.0%	76.67%-80.15%
Risk-free interest rate	3	3.8%-4.5%	3.8%-4.4%	3.78%-4.47%
Expected dividend yield	4	0%	0%	0%
Fair value of Ordinary share	5	$3.01-$4.60	$2.05-$2.98	$2.60-$5.05
Exercise price		$3.01-$4.60	$2.05-$11.5	$2.60-$7.0

These assumptions and estimates were determined as follows:

1)	Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. Since there is not sufficient historical share exercise data to calculate the expected term of the share options, the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

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

5)	Fair value of Ordinary shares — In determining the fair value of Ordinary shares subsequent to the consummation of the Merger, the board of directors considered the grant date fair value for share-based awards as of the closing price of the Company’s Ordinary shares on NASDAQ on the date of grant.

m.	Ordinary share warrants classification and measurement:

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

As of both December 31, 2024 and 2025, the Company had 13,605,561 and 2,142,000 Public and Private Warrants, respectively, which are classified as a liability (see also Note 8 and Note 9).

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

Financial instruments consist among others of cash equivalents, short-term deposits, restricted deposits, and other receivables, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short-term maturities. The Company considers public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs. The estimated fair value of the Company’s long-term loan approximated its carrying amount as of December 31, 2025.

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2024, and 2025 no liability for unrecognized tax benefits was recorded.

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

Severance pay expense for the years ended December 31, 2023, 2024 and 2025 amounted to $466, $525 and $562, respectively.

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

As of December 31, 2024 and 2025, no provision was recorded.

s.	Basic and diluted net loss per share:

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

u.	Recently adopted Accounting Standards:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. See Note 13, Income Taxes, for further information.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently issued accounting pronouncements not yet adopted:

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

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU 2025-11.

NOTE 3: - PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2024	2025

Government authorities	$315	$300
Prepaid expenses	1,042	1,059
Other receivables	17	36

	$1,374	$1,395

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: - PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2025
Cost:
Manufacturing equipment	$8,721	$17,641
Computers and software	562	604
Laboratory equipment	1,158	1,188
Furniture and office equipment	152	152
Cars	145	98
Capital work-in-progress (1)	1,998	-
Land (2)	5,251	5,251

	17,987	24,934

Accumulated depreciation	4,053	5,273

Depreciated cost	$13,934	$19,661

(1)	Property and equipment previously classified as construction-in-progress was placed into service during the year ended December 31, 2025, as it became ready for its intended use. Accordingly, the related balance was transferred to manufacturing equipment.

(2)	In October 2023, the Company entered into a development agreement with the Israel Land Authority (“ILA”), which converts into a lease agreement for an initial non-cancellable term of 49 years from the date of grant, subject to further potential renewal options (see also Note 7).

Depreciation expenses amounted to $1,074, $1,102 and $1,232 for the years ended December 31, 2023, 2024 and 2025, respectively.

The Company disposed of assets during the years ended December 31, 2024 and 2025 with a total cost of $14 and $47, respectively, and related accumulated depreciation of $14 and $12, respectively.

NOTE 5: - LEASE

The Company has entered into non-cancelable lease agreements for its offices and motor vehicles with lease periods expiring at various dates through October 2036.

The components of operating lease costs were as follows:

	Year ended December 31,
	2024	2025

Operating lease cost	$1,138	$1,209
Variable lease cost	70	98

Total net lease costs	$1,208	$1,307

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2024	2025

Weighted average remaining lease term (in years)	10.07	8.99
Weighted average discount rate	5.96%	5.86%

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: - LEASE (Cont.)

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of December 31, 2025, are as follows:

Operating leases

2026	$1,174
2027	1,156
2028	1,014
2029	964
2030	957
2031 and thereafter	4,460

Total undiscounted lease payments	9,725

Less: imputed interest	(2,351)

Present value of lease liabilities	$7,374

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023, 2024 and 2025 were $986, $1,153 and $1,270, respectively.

NOTE 6: - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2024	2025

Employees and payroll accruals	$1,518	$1,724
Accrued expenses	2,615	3,784

	$4,133	$5,508

NOTE 7: - LONG-TERM LOAN

In connection with financing the acquisition of a long-term leasehold on a plot of land in the Har Hotzvim Industrial Park in Jerusalem, the Company entered into agreements with Bank Leumi Le-Israel BM (the “Lender”), for: 1) a letter of credit in the amount of approximately NIS 7,904 ($2,054) to the benefit of the Israel Land Authority in September 2023, and; 2) a long-term loan in the amount of approximately NIS 20,263 ($5,248) in October 2023. Both instruments are denominated in NIS and secured by deposits that the Company maintains at the Lender.

Following an extension of the long-term loan agreed with the Lender, the long-term loan matures in a bullet payment due in January 2027, subject to any extensions as may be agreed with the Lender, and bears monthly interest at a spread of 0.46% below the NIS prime rate in Israel, which is 1.50% above the Bank of Israel lending rate.

The Company chose to use these financing instruments to close the acquisition of the long-term leasehold, pending its exploration of comprehensive long-term financing alternatives for the development of the land into a larger headquarters for the Company.

The Company recorded interest expense of $75, $321, and $326 for the years ended December 31, 2023, 2024, and 2025, respectively. Currency exchange expense (income) was $338, $(31), and $796 for the years ended December 31, 2023, 2024, and 2025, respectively.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- WARRANTS LIABILITY

In March 2022, in conjunction with the Merger with HCCC, the Company issued 13,749,984 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within five years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option. During the twelve months ended December 31, 2022, a total of 144,423 Public Warrants were exercised into 144,423 Ordinary shares of the Company. No Public or Private Warrants were exercised during the twelve months ended December 31, 2024 and 2025.

As of December 31, 2025, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

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

NOTE 9:- FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2025 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2024
	Level 1	Level 2	Level 3

Warrants liability – Public Warrants	$2,857	$-	$-
Warrant liability – Private Warrants	-	-	481

Total	$2,857	$-	$481

	December 31, 2025
	Level 1	Level 2	Level 3

Warrants liability – Public Warrants	$4,626	-	$-
Warrant liability – Private Warrants	-	-	728

Total	$4,626	-	$728

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

As of December 31, 2024, the Private Warrants were valued using a blend of the Public Warrant prevailing market price and a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. As part of the inputs used in the Black-Scholes model to determine the fair value of the Private Warrants, the expected volatility of the Ordinary Shares was estimated based on the historical volatility of the Company’s publicly traded Ordinary Shares. As of December 31, 2025, the Company has applied the market approach to determine fair value, using quoted prices of the Public Warrants as of the balance sheet date.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- FAIR VALUE MEASUREMENTS (Cont.)

The following table provides the inputs used for Level 3 fair value measurements:

December 31, 2024

Expected term (years)	2.18
Expected volatility	64.49%
Risk-free interest rate	4.25%
Expected dividend yield	0%
Fair value of Ordinary share	$3.10
Exercise price	$11.5

The following table presents the changes in the fair value of Level 3 Private Warrants liability:

	Year ended December 31,
	2024	2025

Fair value at beginning of the year	$977	$481
Change in fair value	(496)	247

Fair value at end of the year	$481	$728

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

NOTE 10: - COMMITMENTS AND CONTINGENT LIABILITIES

a.	A guarantee in the amount of $3,777 was issued by a bank to secure rent payments.

b.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $5,533 through December 31, 2025. If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 3.5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved until December 31, 2023, the maximum to be repaid is 100% plus interest at LIBOR, and from January 1, 2024, the 12 months Term SOFR interest).

In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest). The Company’s liability to the IIA at December 31, 2025, including royalty-bearing grants received by the Company, grants assumed from Althera and the associated interest accrued on all such grants, totaled $7,686.

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	The Company also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which the Company is obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of the Company’s products (as defined in the agreement) by the Company and its affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to the Company, on a country-by-country, product-by-product basis. The Company is also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of Company products sold by the Company’s licensees in a given year) on any royalties or revenues received by the Company from its licensees.

e.	Under an Operations Partner Agreement between the Company and services provider HekaBio K.K. of May 21, 2019, as amended, the Company makes certain payments to HekaBio K.K. in exchange for clinical trial, consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, the Company is to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by the Company from distribution receipts (as defined in the agreement) for such products in Japan.

f.	On November 18, 2018 and July 29, 2019, the Company entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein the Company will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including the Company), and BGN will receive 0.75% royalties on all sales of the Company’s alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that the Company will continue to conduct research at Ben Gurion University for as long as the researchers wish to, and the parties have agreed on a research budget in good faith.

g.	On December 1, 2020, the Company entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in the Company’s net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of the Company’s net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

h.	On August 16, 2022, the Company entered into a collaboration agreement with MIM Software, Inc. (“MIM”) to provide treatment planning software for clinical sites using the Alpha DaRT therapy. Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony® and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to MIM to be agreed between the parties upon initiating certain workstreams, as well as payments to MIM upon commercial sale of the Alpha DaRT bundled with MIM’s software products.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

i.	On April 24, 2025, the Company entered into a three-year Strategic IR/PR Services Agreement (the “Agreement”) with Oramed Ltd. (“Oramed”), a related party, pursuant to which Oramed was engaged on a non-exclusive basis to provide the Company with comprehensive strategic investor relations and public relations management services in territories including the United States, Israel and South Korea.

As consideration for the services under the Agreement, the Company agreed to pay Oramed $3,000, consisting of a $500 upfront payment and five semiannual installments of $500 each. The Company also agreed to issue warrants to Oramed as detailed below in Note 11b.

NOTE 11: - SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary shares rights

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

Issuance of Ordinary shares

In April 2025, the Company entered into a share purchase agreement (the “Purchase Agreement”) with an investor for the sale by the Company of 14,110,121 of its Ordinary shares, no par value per share, in a registered direct offering, at a purchase price of $2.612 per share. The Company received net proceeds of approximately $36,756, after deducting transaction costs payable by the Company in the amount of $100.

In December 2025, the Company entered into an additional Purchase Agreement with certain investors, pursuant to which the Company issued and sold 2,255,156 Ordinary shares at a price of $3.88 per share, which was the closing share price immediately preceding the agreement, resulting in net proceeds of $8,740. Transaction costs were immaterial.

b.	Share option plans:

The Company has authorized through its 2021 Share Option Plan (the “Plan”), an available pool of Ordinary shares of the Company from which to grant options and RSUs to officers, directors, advisors, management and other key employees of up to 23,794,633 Ordinary shares as of December 31, 2025.

The options granted generally have a four-year vesting period and expire ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant.

As of December 31, 2025, 10,974,282 of the Company’s Ordinary shares are available for future grants.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

A summary of the status of options under the Company’s share option plans as of December 31, 2025 and changes during the relevant period ended on that date is presented below:

	For the year ended December 31, 2025
	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of year	14,449,650	$4.62	$2,964	6.92
Granted	2,714,633	$3.08
Exercised	(176,496)	$1.54	$603
Forfeited	(240,836)	$3.81

Outstanding at end of period	16,746,951	$4.41	$22,630	6.46

Exercisable options	12,333,008	$4.79	$14,907	5.71

The weighted-average grant date fair value of options granted during the years ended December 31, 2023, 2024 and 2025, was $1.87, $1.43 and $2.02, respectively.

The weighted average exercise price of the Company’s options granted during the years ended December 31, 2023 and 2024 was $3.47 and $3.60, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2023 and 2024 was $79 and $39, respectively.

A summary of the status of RSUs under the Plan as of December 31, 2025 and changes during the relevant period ended on that date is presented below:

	Number of RSUs	Weighted-average grant date fair value per share

Nonvested at beginning of year	857,899	$4.24
Granted	775,706	$2.89
Vested	(861,192)	$3.97
Forfeited	(24,907)	$4.58

Nonvested at end of year	747,506	$3.16

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2023 and 2024 was $3.36 and $2.88, respectively. The total fair value of RSUs, as of their respective release dates, was $1,644, $1,910 and $3,175 during the years ended December 31, 2023, 2024, and 2025, respectively.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the years ended December 31, 2023, 2024 and 2025, was comprised as follows:

	Year ended December 31,
	2023	2024	2025

Research and development	$5,073	$6,454	$6,464
Marketing expenses	474	753	859
General and administrative	2,379	2,709	3,294

Total share-based compensation expense	$7,926	$9,916	$10,617

As of December 31, 2025, there were unrecognized compensation costs of $9,353, which are expected to be recognized over a weighted average period of approximately 2.15 years.

Stock-based compensation to non-employees

In June 2025, as consideration for the services under the Agreement detailed in Note 10i, the Company issued to Oramed a warrant to purchase 2,390,000 Ordinary shares of the Company at an exercise price of $3.90 as well as a warrant to purchase 847,000 Ordinary shares of the Company at an exercise price of $3.474. The warrants are exercisable immediately and will expire on October 24, 2027.

The total compensation cost related to the warrants amounts to $2,780 and is recognized over the service period. For the year ended December 31, 2025, the Company recognized stock-based compensation expense of $524, related to the warrants.

In June 2025, the Company entered into an agreement with a contractor involved in the construction of its Hudson, NH facility. As a partial consideration for its services, the Company issued to the contractor 226,202 of its Ordinary shares, no par value per share. The Company recognized an increase to additional paid-in capital of $675 in exchange for the services provided.

c.	Warrants to investors:

Upon completion of the Merger (see Note 1), the 3,880,777 warrants convertible into Preferred A shares of the Company were converted into an identical number of warrants convertible into Ordinary shares of the Company until September 2024 at an exercise price of $3.87.

During the year ended December 31, 2023 a total of 9,984 of such warrants were exercised into 324 Ordinary shares of the Company. On September 16, 2024, a total amount of 2,313,976 unexercised warrants expired.

d.	Warrants to consultants:

In April 2016, 67,897 Warrants to Ordinary shares were issued to a consultant for services received to be exercised within 7 years from grant date. In March 2023, 67,897 Warrants were exercised into 67,897 Ordinary shares of no-par value for no consideration.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - FINANCIAL (INCOME) EXPENSES, NET

	Year ended December 31,
	2023	2024	2025
Financial expenses:

Foreign currency translation loss, net	$210	$-	$1,619
Interest on loans	75	303	347
Remeasurement of Warrants	-	-	2,017
Others	39	41	72

Total financial expenses	324	344	4,055

Financial income:

Foreign currency translation profit, net	-	106	-
Interest from deposits	4,830	4,277	3,837
Remeasurement of Warrants	2,033	259	-

Total financial income	6,863	4,642	3,837

Financial (income) expenses, net	$(6,539)	$(4,298)	$218

NOTE 13: - INCOME TAXES

a.	Tax rate applicable to Company:

The corporate tax rate in Israel in 2023, 2024 and 2025 was 23%.

The Company received a Tax Ruling from the Israel Tax Authority regarding its entitlement to benefits as a “Preferred Company” and “Preferred Technological Enterprise”, as defined in the Law for the Encouragement of Capital Investments, 5719-1959, subject to a reduced tax rate. The reduced tax rates at development area A in which the Company’s offices are located is 7.5%, subject to various conditions. The Tax Ruling is valid from 2020 until tax year 2024 (inclusive), and the Company is currently working to receive an updated Tax Ruling for future years.

b.	Income taxes on non-Israeli subsidiaries:

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Tax rate applicable to ATM Inc.:

The United States of America federal rate was 21% and the state corporate income tax rates range from 6.5% to 11.5% for the years ended December 31, 2023, 2024 and 2025. ATM Inc is subject to United States of America income tax laws. There are no provisions for United States of America federal, state or other taxes for any period.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - INCOME TAXES (Cont.)

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

c.	The components of the net loss before tax on income were as follows:

	Year ended December 31,
	2023	2024	2025

Domestic (Israel)	$28,224	$31,065	$42,331
Foreign	916	679	175

Total	$29,141	$31,744	$42,506

Income tax expense was as follows:

	Year ended December 31,
	2023	2024	2025
Current:
Domestic (Israel)	$-	$-	$-
Foreign	16	6	24

	16	6	24

Deferred:
Domestic (Israel)	-	-	-
Foreign	-	-	97

	-	-	97

Income tax expense	$16	$6	$121

During the year ended December 31, 2025, the Company paid cash income taxes totaling $4, comprising $2 in the U.S., $1 in Japan, and $1 in Canada.

d.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2025 in the amount of approximately $111,356 which may be carried forward and offset against taxable income in the future for an indefinite period.

e.	Tax assessment:

The Company has tax assessments through 2020 that are considered to be final.

f.	Deferred taxes:

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

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - INCOME TAXES (Cont.)

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2024	2025
Deferred tax assets:
Reserves and allowances	$35	$57
R&D expenses	1,537	1,976
Stock-based compensation	254	408
Lease liability	954	896
Loss carryforward	5,470	8,432

Total deferred tax assets before valuation allowance	8,250	11,769
Less - valuation allowance	(7,135)	(10,841)
Total deferred tax assets	1,115	928

Deferred tax liabilities:
Property and equipment	(96)	(128)
ROU Asset	(1,019)	(897)
Total deferred tax liabilities	(1,115)	(1,025)

Net deferred tax assets, net	$-	$(97)

Management currently believes that, due to the Company’s history of losses and uncertainty regarding future taxable income, it is more-likely-than-not that its deferred tax assets will not be realized, except to the extent of future taxable income resulting from the reversal of existing deferred tax liabilities. Accordingly, the Company has recorded a valuation allowance against its deferred tax assets to reduce them to the amount expected to be realizable.

g.	Reconciliation of the theoretical tax expense to actual tax expense:

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2u, the reconciliation of the amount that would result from applying the Company’s statutory tax rate in Israel to income before income tax expense to the reported amount of income tax expense is as follows:

	Year ended December 31, 2025
	Total	%

Tax at Israel statutory rate	(9,804)	23.00%
Foreign Tax Effects	192	(0.45)%
Change in valuation allowance	2,297	(5.39)%
Nontaxable or Nondeductible Items:
Share-based payment awards	2,399	(5.63)%
Warrants remeasurements	502	(1.18)%
Nondeductible interest expenses	86	(0.20)%
Preferred Technology Enterprise tax effect	4,748	(11.14)%
Other Adjustments	(541)	1.27%

Effective tax rate	$121	0.28%

For the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, the primary reconciling items between the Company’s statutory tax rate and the effective tax rate were nondeductible expenses and the provision for a valuation allowance against deferred tax assets related to tax benefits from carryforward tax losses, due to uncertainty regarding their realization, except to the extent supported by the reversal of existing deferred tax liabilities.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: - BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Year ended December 31,
	2023	2024	2025
Numerator:

Net loss	$(29,157)	$(31,750)	$(42,627)

Denominator:

Weighted-average shares used in computing net loss per share, basic and diluted	69,377,922	69,927,566	80,581,440

Net loss per share, basic and diluted	$(0.42)	$(0.45)	$(0.53)

The following securities were not included in the computation of diluted net loss per share, because to do so would have been anti-dilutive:

	Year ended December 31,
	2023	2024	2025

Outstanding share options	10,520,774	14,449,650	16,746,951
Unvested RSUs	813,268	857,899	747,506
Warrants	18,061,537	15,747,561	18,984,561

	29,395,579	31,055,110	36,479,018

NOTE 15: - REPORTING SEGMENT AND GEOGRAPHIC INFORMATION

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

The following table presents information about the significant expenses regularly provided to the Company’s CODM and included in the reported measure of segment loss for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025

Significant and other segment expenses:
Salaries and related benefits, including SBC, net	$19,178	$21,865	$23,468
Clinical trials, subcontractors and materials, net	7,784	6,198	9,248
Professional, legal and marketing expenses	4,412	3,149	4,596
Other segment items [1]	4,306	4,830	4,976
Financial expenses (income), net	(6,539)	(4,298)	218
Tax on income	16	6	121

Segment net loss	$29,157	$31,750	$42,627

[1]	Other segment items included in segment net loss primarily includes rent and related, depreciation and travel expenses.

ALPHA TAU MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: - REPORTING SEGMENT AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents the Company’s long-lived assets by geographic region, which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,
	2024	2025

Domestic (Israel)	$16,357	$15,299
United States	4,756	11,205
Japan	430	371

Total property and equipment, net and right-of-use assets	$21,543	$26,875

Property and equipment, net is attributed to the geographic location in which it is located.

NOTE 16: - RELATED PARTIES

Transactions with related parties include employment agreements with relatives of certain directors or officers, each duly approved by the Board of Directors or its Audit Committee, as follows:

	Year ended December 31,
	2023	2024	2025

Research and development, net	$982	$990	$905

Balances with the related parties were as follows:

	As of December 31,
	2024	2025

Employees and payroll accruals	$112	$122

NOTE 17: - SUBSEQUENT EVENTS

Share Purchase Agreement

On January 11, 2026, the Company entered into a share purchase agreement pursuant to which it issued and sold 1,443,002 Ordinary shares for aggregate gross proceeds of $10,000, reflecting a price of $6.93 per share, which was the closing share price immediately preceding the agreement. Issuance costs were immaterial.

Japan Marketing Approval and Commercial Agreement

In February 2026, on the basis of a clinical trial completed in Japan as well as data collected elsewhere in the world, the Company received shonin pre-market approval of Alpha DaRT for use in patients with unresectable locally advanced or locally recurrent head & neck cancer, from Japan’s Ministry of Health, Labour and Welfare. As part of the approval, the Company must conduct a post-market surveillance (PMS) study enrolling 66 patients in total at five selected leading clinical centers in Japan. In March 2026, the Company entered into a commercial agreement with HekaBio K.K. related to the distribution of the Alpha DaRT in Japan, providing for terms related to the roles and responsibilities of each party as well as defining a split of potential revenues and liabilities, with a focus on treating patients under the pre-market approval in the context of the PMS study. The agreement can be terminated with 90 days’ notice.